Form 20-F
period 2009-12-31
Telesat Canada
filed 2010-03-03
CIK 1465126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring This Shell Company Report

For the transition period from  to

Commission File Number 333-159793

TELESAT CANADA

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Canada

(Jurisdiction of Incorporation or Organization)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Offices)

Christopher S. DiFrancesco,
Vice-President, General Counsel and Secretary
Telesat Canada
1601 Telesat Court
Ottawa, Ontario, Canada K1B 5P4
Tel.: (613) 748-8700 ext. 2268
Fax: (613) 748-8712
E-mail: cdifrancesco@telesat.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Senior Notes due 2015
Senior Subordinated Notes due 2017

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 145 shares of common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☒ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TELESAT CANADA

i

Unless otherwise indicated or the context otherwise requires, references in this Annual Report to “Telesat,” “we,” “the Company,” “the combined company” and “our” mean Telesat Holdings Inc. and its subsidiaries, including, with respect to the period commencing on and after the closing of the Telesat Canada transaction (as defined below), Telesat Canada, its principal operating subsidiary. References to “Telesat Holdings” mean Telesat Holdings Inc., to the exclusion of its subsidiaries. We refer to the acquisition of Telesat Canada and the related transfer of Loral Skynet to Telesat Canada as the “Telesat Canada transaction.” References to “Telesat Canada” with respect to periods prior to the closing of the Telesat Canada transaction are references to the subsidiary of BCE Inc. (“BCE”) and with respect to the period commencing on and after the closing of the Telesat Canada transaction are references to our principal operating subsidiary. Similarly, unless otherwise indicated, references to “Loral Skynet” with respect to periods prior to the closing of the Telesat Canada transaction are references to the operations of the satellite services segment of Loral Space & Communications Inc. (“Loral”) conducted through Loral Skynet and with respect to the period commencing on and after the closing of the Telesat Canada transaction are references to the Loral Skynet operations within Telesat Canada.

References to the “senior notes” mean the 11% senior notes due November 1, 2015 issued by Telesat Canada and Telesat LLC, as the Co-Issuer. References to the “senior subordinated notes” mean the 12.5% senior subordinated notes due November 1, 2017 issued by Telesat Canada and Telesat LLC, as the Co-Issuer. We refer to the senior notes and the senior subordinated notes together as the “notes.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless we indicate otherwise, financial information in this Annual Report has been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP. Canadian GAAP differs in some respects from United States generally accepted accounting principles, or United States GAAP, and thus our financial statements may not be comparable to the financial statements of United States companies. The principal differences as they apply to us are summarized in Note 24 to our audited consolidated financial statements included herein.

We present our historical financial statements in Canadian dollars, which is the reporting currency of the Company. All figures reported in this Annual Report are in Canadian dollars, except where we indicate otherwise, and are referenced as “CAD$,” “$” and “dollars”. This Annual Report contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. See “Exchange Rate Data” below for certain information about the rates of exchange between Canadian dollars and United States dollars.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this Annual Report may vary.

	Year Ended December 31,
	2005	2006	2007	2008	2009
High	1.2703	1.1726	1.1852	1.2971	1.2995
Low	1.1507	1.0989	0.9168	0.9717	1.0289
Period End	1.1656	1.1652	0.9881	1.2240	1.0461
Average Rate	1.2083	1.1307	1.0665	1.0713	1.1420

The following table sets forth, for each of the last six months, the low and high exchange rates for Canadian dollars expressed in United States dollars and the exchange rate at the end of the month based on the inverse of the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

	Last Six Months
	September	October	November	December	January	February
High	1.1060	1.0843	1.0742	1.0713	1.0669	1.0735
Low	1.0719	1.0289	1.0458	1.0400	1.0260	1.0419
End of Month	1.0719	1.0767	1.0620	1.0461	1.0652	1.0520

On March 1, 2010, the inverse of the noon buying rate was US$1.00 = CAD$1.0545. Unless the context states or requires otherwise, for purposes of United States dollars and Canadian dollar conversions contained in this Annual Report, we have assumed the conversion rate of US$1.00/CAD$1.0532, which is the closing rate on December 31, 2009 as reported on Bloomberg.

MARKET, RANKINGS AND OTHER DATA

Unless otherwise indicated, we obtained the industry, market and competitive position data, and other statistical information, contained in this Annual Report from our own internal estimates and research as well as from industry and general publications and third party research, surveys and studies. Publications, research reports, studies and surveys generally state that they have obtained information from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified information obtained from third party sources. While we believe our internal company research and estimates are reliable, they have not been verified by an independent third party. As a result, you should be aware that industry, market, competitive position and other similar data and information set forth in this Annual Report, and estimates and beliefs based on such data and information, may not be reliable.

FORWARD-LOOKING STATEMENTS

We make statements in this Annual Report that are forward-looking. When used in this Annual Report, statements which are not historical in nature, or which contain the words “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “possible,” “project,” “seek,” “should,” “target,” “would” or similar expressions, are forward-looking statements. Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our future growth and profitability;
•	our competitive strengths; and
•	our business strategy and the trends we anticipate in the industries and economies in which we operate.

These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:

•	Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.
•	The actual orbital manoeuvre lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital manoeuvre lives.

•	Our satellites may have launch failures or may fail to reach their planned orbital locations. Any such failure could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition.
•	Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all.
•	Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval.
•	The launch of satellites may be delayed which could have a material adverse effect on our ability to meet our contractual commitments and to generate and grow future revenues.
•	We are subject to significant and intensifying competition. We experience competition both within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our business and results of operations.
•	Ciel has been awarded a number of licenses by Industry Canada which may adversely affect our business.
•	We derive a substantial amount of our revenues from only a few of our customers. A loss of one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog and result in our discontinuing service offerings that we consider to be no longer sufficiently profitable.
•	The current global recession may have significant effects on our customers and suppliers, which could adversely affect our business, operating results and financial condition.
•	Demand for our services may decrease materially due to downturns in the economy and technological developments which could have a material adverse effect on our results of operations, business prospects and financial condition.
•	The soundness of financial institutions and counterparties could adversely affect us.
•	Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.
•	Volatility in financial markets could adversely affect the cost and availability of financing.
•	Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.
•	Significant changes in exchange rates could have a material adverse effect on our financial results.
•	Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.
•	The ability to replace one of our satellites is subject to additional risk and cannot be assumed.
•	Our significant shareholders may have interests that conflict with yours.
•	Loral’s ownership interest in us and in Space Systems/Loral, Inc. (“SS/L”) may adversely affect our consulting business.
•	Loral’s ownership interest in us and in SS/L may adversely affect our future satellite procurements.

•	We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.
•	We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.
•	Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators.
•	If we do not occupy unused orbital locations by specified deadlines, or do not maintain satellites in orbital locations we currently use, those orbital locations may become available for other satellite operators to use.
•	Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results.
•	Our future reported net income could be adversely affected by an impairment of the value of certain intangible assets.
•	The amount that we could be required to pay counterparties under the indemnifications and guarantees which we provide in the ordinary course of business is uncertain. If these payments were to become significant, our future liquidity, capital resources or our credit risk profile may be adversely affected.
•	Market performance or changes in other assumptions could require us to make significant unplanned contributions to our employees’ pension and other post retirement benefits plans.
•	We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.
•	We could experience the departure of key employees or may be unable to recruit the employees needed for our success.
•	We face certain risks relating to our global operations which may adversely affect our business.
•	The content of third-party transmissions over our satellites may affect us since we could be subject to sanctions by various governmental entities for the transmission of certain content.
•	Enforcement of civil liabilities against us may be more difficult because we are a Canadian corporation.
•	Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under our notes.
•	Despite our current levels of debt, we may still be able to incur substantially more debt. This may further exacerbate the risks associated with our substantial debt.
•	Our notes are effectively subordinated to the co-issuers’ and the guarantors’ secured debt to the extent of the value of the assets securing such debt.
•	Your right to receive payments on the senior subordinated notes is subordinated to the co-issuers and the guarantors senior debt.
•	The agreements governing our debt, including our notes and our senior secured credit facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.
•	To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available to us.

v

•	We may be unable to make a change of control offer required by the indentures governing the notes, which would cause defaults under the indentures governing our notes, our senior secured credit facilities and our other financing arrangements.
•	Your ability to transfer our notes may be limited by the absence of an active trading market for the notes.
•	Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.
•	Not all of our subsidiaries guarantee our notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the notes.
•	The guarantees associated with our notes may not be enforceable because of fraudulent conveyance laws.
•	You should not rely on the Co-Issuer in evaluating an investment in our notes.

We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward- looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. These and other risks are detailed in this Annual Report. We do not undertake any obligation to update or revise these forward-looking statements after the date of this Annual Report to reflect future events or circumstances. We qualify any and all of our forward-looking statements by these cautionary factors.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The following information is only selected information and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and Telesat Holdings’ audited consolidated financial statements and their notes included elsewhere in this Annual Report, as well as the other financial information included herein. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

The selected consolidated financial information is comprised of information of Telesat Holdings (known as the “Successor Entity”) for the period of October 31, 2007 through December 31, 2009 as well as information from Telesat Canada (known as the “Predecessor Company”) for the period of January 1, 2005 through October 30, 2007. The selected consolidated statement of operations data, cash flow data and balance sheet data for the periods ended December 31, 2008 and 2009 have been derived from Telesat Holdings’ audited consolidated financial statements and are included elsewhere in this Annual Report. The selected consolidated statement of operations data and cash flow data for the two month period of October 31, 2007 to December 31, 2007 have also been derived from Telesat Holdings’ audited consolidated financial statements. The selected consolidated statement of operations data, cash flow data and balance sheet data for the years ended December 31, 2006 and 2005 as well as the ten month period of January 1, 2007 to October 30, 2007 has been derived from Telesat Canada’s audited financial statements which are not included in this Annual Report.

Telesat Canada and Telesat Holdings Inc.
Selected Historical Financial Information

	Predecessor Entity			Successor Entity
	Year Ended December 31,		Ten Months Ended October 30, 2007	Two Months Ended December 31, 2007	Year Ended December 31,
	2005	2006			2008	2009
	(CAD$ in millions)
Canadian GAAP
Statement of Operations Data:
Operating revenues(1):
Broadcast	207.1	220.8	235.0	52.8	345.4	406.7
Enterprise	—	—	—	53.7	333.8	349.5
Business Networks	132.5	120.2	112.4	—	—	—
Carrier	35.1	24.5	24.2	—	—	—
Consulting and Other	26.2	29.6	24.6	4.9	32.2	31.0
Subsidiaries	89.4	101.6	74.2	—	—	—
Inter-segment eliminations	(15.6)	(17.7)	(12.6)	—	—	—
Total operating revenues	474.7	479.0	457.8	111.4	711.4	787.2
Operating expenses:
Amortization	111.8	120.7	105.8	40.0	235.6	256.9
Operations and administration	161.0	183.4	144.3	43.3	247.6	219.7
Cost of equipment sales	45.7	33.6	34.7	6.5	24.4	16.4
Cost of sales-type lease	—	1.0	15.5	—	—	—
Impairment loss of long-lived assets	—	—	2.1	—	2.4	—
Impairment loss of intangible assets	—	—	—	—	483.0	—
Earnings from operations	156.2	140.3	155.4	21.6	(281.6)	294.2
Other expenses (income)
Interest expense, net	14.6	12.5	8.6	43.9	257.6	273.6
Other expense (income)	0.2	2.1	8.0	44.0	448.1	(398.4)
Income tax expense (recovery)	50.7	21.7	57.1	(62.2)	(164.9)	4.9
Net earnings (loss)	90.7	104.0	81.7	(4.1)	(822.4)	414.1
Statement of Cash Flow Data:
Net cash provided by operating activities	245.2	229.3	252.6	225.3	279.1	298.1
Net cash used in investing activities	(149.6)	(160.2)	(187.0)	(3,258.7)	(263.5)	(192.8)
Net cash (used in) provided by financing activities	(13.4)	(143.8)	(44.8)	3,074.4	41.5	(50.0)
Balance Sheet Data (end of period):
Cash and cash equivalents	113.5	38.7	57.8	42.2	98.5	154.2
Total assets	1,693.2	1,802.3	1,693.0	5,545.4	5,166.8	5,180.1
Total debt (including current portion)	285.0	203.9	731.9	2,794.3	3,536.5	3,037.3
Total shareholders’ equity	678.3	909.6	215.5	1,293.5	469.4	889.5
Common shares	341.1	341.1	341.1	756.4	756.4	756.4
Preferred shares	50.0	—	—	541.8	541.8	541.8

(1)	Telesat Holdings allocates revenue among the following service groupings: broadcast, enterprise and consulting and other. Prior to the Telesat Canada transaction, Telesat Canada allocated revenue among the following service groupings: broadcast, business networks, carrier, consulting and other, and subsidiaries.

	Predecessor Entity			Successor Entity
	Year Ended December 31,		Ten Months Ended October 30, 2007	Two Months Ended December 31, 2007	Year Ended December 31,
	2005	2006			2008	2009
	(CAD$ in millions)
U.S. GAAP(1)
Statement of Operations Data:
Operating revenues(2):
Broadcast	207.1	220.8	212.1	55.9	365.1	408.2
Enterprise	—	—	—	53.7	333.8	349.5
Business Networks	132.5	120.2	112.4	—	—	—
Carrier	35.1	24.5	24.2	—	—	—
Consulting and Other	26.2	29.6	24.6	4.9	32.2	31.0
Subsidiaries	89.4	101.6	74.2	—	—	—
Inter-segment eliminations	(15.6)	(17.7)	(12.6)	—	—	—
Total operating revenues	474.7	479.0	434.9	114.5	731.1	788.7
Operating expenses:
Amortization	111.8	120.7	105.8	40.0	235.6	256.9
Operations and administration	161.0	183.4	144.3	44.6	255.7	221.3
Cost of equipment sales	45.7	34.6	23.9	6.5	25.1	16.4
Cost of sales-type lease	—	—	15.5	—	—	—
(Gain) on disposal of long-lived assets	—	—	—	—	—	(33.4)
Impairment loss of long-lived assets	—	—	2.1	—	2.4	—
Impairment loss of intangible assets	—	—	—	—	483.0	—
Earnings from operations	156.2	140.3	143.3	23.4	(270.7)	327.5
Interest expense, net	14.6	12.5	8.5	42.2	246.5	260.0
Other (income) expense	(1.3)	3.2	25.5	42.4	430.1	(330.2)
Income tax expense (recovery)	51.3	20.0	44.3	(59.9)	(149.2)	2.5
Net earnings (loss)	91.6	104.6	65.0	(1.3)	(798.1)	395.2
Balance Sheet Data (end of period):
Cash and cash equivalents	113.5	38.7	57.8	42.2	98.5	154.2
Total assets	1,742.4	1,844.1	1,698.2	5,543.3	5,208.1	5,260.4
Total debt (including current portion)	285.0	203.9	731.9	2,794.3	3,536.5	4,257.0
Net assets	704.5	933.8	224.7	1,294.6	483.8	1,003.4
Common shares	341.1	341.1	341.1	756.4	756.4	756.4
Preferred shares	50.0	—	—	541.8	541.8	541.8

(1)	Other than what is presented in the United States GAAP reconciliation, there is no other difference between the Canadian GAAP and the United States GAAP Statement of Cash Flow Data.
(2)	Telesat Holdings allocates revenue among the following service groupings: broadcast, enterprise and consulting and other. Prior to the Telesat Canada transaction, Telesat Canada allocated revenue among the following service groupings: broadcast, business networks, carrier, consulting and other, and subsidiaries.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

You should carefully consider the risk factors set forth below as well as the other information contained in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could have a material adverse effect on our results of operations, business prospects and financial condition. Any of the following risks could have a material adverse effect on our results of operations, business prospects and financial condition.

Risks Related to Our Business

Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.

Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry transmitter failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Some of our satellites have had malfunctions and other anomalies in the past. See “Item 4D. Property, plants and equipment — In-Orbit Satellites” for more information relating to our significant anomalies and their impact on the health of our satellites. Acts of war, terrorism, magnetic, electrostatic or solar storms, space debris, satellite conjunctions or micrometeoroids could also damage our satellites.

Despite working closely with satellite manufacturers to determine the causes of anomalies and mitigate them in new satellites and to provide for intrasatellite redundancies for certain critical components to minimize or eliminate service disruptions in the event of failure, anomalies are likely to be experienced in the future, whether due to the types of anomalies described above or arising from the failure of other systems or components, and intrasatellite redundancy may not be available upon the occurrence of such anomalies. We cannot assure you that, in these cases, it will be possible to restore normal operations. Where service cannot be restored, the failure could cause the satellite to have less capacity available for sale, to suffer performance degradation, or to cease operating prematurely, either in whole or in part.

Any single anomaly or series of anomalies or other failure (whether full or partial) of any of our satellites could cause our revenues, cash flows and backlog to decline materially, could require us to repay prepayments made by customers of the affected satellite and could have a material adverse effect on our relationships with current customers and our ability to attract new customers for satellite services. A failure could result in a customer terminating its contract for service on the affected satellite. In the event we are unable to provide alternate capacity to an affected customer, such customer may decide to procure all or a portion of its future satellite services from an alternate supplier or such customer’s business may be so adversely affected by the satellite failure that it may not have the financial ability to procure future satellite services. In addition, an anomaly that has a material adverse effect on a satellite’s overall performance or expected orbital manoeuvre life could require us to recognize an impairment loss. It may also require that we expedite our planned replacement program, adversely affecting our profitability, increasing our financing needs and limiting the availability of funds for other business purposes. Finally, the occurrence of anomalies may adversely affect our ability to insure satellites at commercially reasonable premiums, if at all, and may cause insurers to demand additional exclusions in policies they issue.

The actual orbital manoeuvre lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital manoeuvre lives.

We anticipate that our satellites will have the end of orbital manoeuvre life dates described in “Item 4D. Property, plants and equipment — In-Orbit Satellites.” For all but two of our satellites, the expected end-of- orbital manoeuvre life date goes beyond the manufacturer’s end-of-service life date. A number of factors will affect the actual commercial service lives of our satellites, including:

•	the amount of propellant used in maintaining the satellite’s orbital location or relocating the satellite to a new orbital location (and, for newly-launched satellites, the amount of propellant used during orbit raising following launch);
•	the durability and quality of their construction;
•	the performance of their components;
•	conditions in space such as solar flares and space debris;
•	operational considerations, including operational failures and other anomalies; and
•	changes in technology which may make all or a portion of our satellite fleet obsolete.

When we began operating Nimiq 4iR, it had an expected end-of-orbital manoeuvre life of October 2009. However, it was removed from service in February 2009. When we began operating Nimiq 3, it had an expected end-of-orbital manoeuvre life of July 2010. However, it was removed from service in June 2009. It is possible that the actual orbital manoeuvre lives of one or more of our other satellites may also be shorter than originally anticipated. Further, on some of our satellites it is anticipated that the total payload capacity may need to be reduced prior to the satellite reaching its end-of-orbital manoeuvre life.

We periodically review expected orbital manoeuvre lives of each of our satellites using current engineering data. A reduction in the orbital manoeuvre life of any of our satellites could result in a reduction of the revenues generated by that satellite, the recognition of an impairment loss, and an acceleration of capital expenditures. To the extent we are required to reduce payload capacity prior to end of a satellite’s orbital manoeuvre life, our revenues from the satellite would be reduced.

Our satellites may have launch failures or may fail to reach their planned orbital locations. Any such failure could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition.

Satellites are subject to certain risks related to failed launches. Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could have a material adverse effect on our results of operations, business prospects and financial condition. A delay or perceived delay in launching replacement satellites may cause our current customers to move to another satellite provider if they determine that the delay may cause an interruption in continuous service. In addition, our contracts with customers who purchase or reserve satellite capacity may allow the customers to terminate their contracts in the event of a delay. Launch vehicles may also underperform, in which case the satellite may be lost or, if it can be placed into service by using its onboard propulsion systems to reach the desired orbital location, will have a shorter useful life. The launch vehicle scheduled to be used by us to launch Telstar 14R has experienced launch failures in the past when used to launch satellites of other operators. For example, in March 2008, the Proton launch vehicle experienced a failure stranding a telecommunications satellite of another satellite operator in a low orbit. The resulting investigation of the March 2008 failure delayed the launch of our Nimiq 4 satellite. The launch of Telstar 14R, which is planned for mid-2011, may likewise also be delayed if the launch vehicle on which it is scheduled to be launched suffers a failure prior to the launch of Telstar 14R. Although we have had launch insurance on all of our launches to date, should we not be able to obtain launch insurance on reasonable terms in the future and a launch failure were to occur, we could directly suffer the loss of the cost of the satellite, launch vehicle and related costs. A failed launch (including a failure for other satellite operator) could also increase, perhaps prohibitively, our cost of insuring future launches. In addition, we do not have insurance against business interruption, loss of revenues or delay of revenues to cover such events and such revenues may not be recoverable.

Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all.

Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2009, the total net book value of in-orbit satellites for which we do not have insurance is approximately $73 million. Our insurance does not protect us against business interruption, loss of revenues or delay of revenues. In addition, we do not insure the net book value of performance incentives that may be payable to a satellite’s manufacturer as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications. Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to our customers.

The price, terms and availability of satellite insurance has fluctuated significantly in recent years. These fluctuations may be affected by recent satellite launch or in-orbit failures and general conditions in the insurance industry. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. To the extent we experience a launch or in-orbit failure that is not fully insured, or for which insurance proceeds are delayed or disputed, we may not have sufficient resources to replace the affected satellite. In addition, higher premiums on insurance policies increase our costs, thereby reducing our profit. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions. There can be no assurance that, upon the expiration of an in-orbit insurance policy, which typically has a term of one year, we will be able to renew the policy on terms acceptable to us.

Subject to the requirements contained in the indentures governing the notes and our senior secured credit facilities, we may elect to reduce or eliminate insurance coverage for certain of our existing satellites, or elect not to obtain insurance policies for our future satellites, especially if exclusions make such policies ineffective, the costs of coverage make such insurance impractical or if self-insurance is deemed more effective.

Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval.

To ensure no disruption in our business and to prevent loss of customers, we will be required to commence construction of a replacement satellite approximately three to five years prior to the expected end-of-orbital manoeuvre life of the satellite then in orbit. Typically, it costs in the range of US$250 to US$300 million to construct, launch and insure a satellite. There is no assurance that we will have sufficient cash, cash flow or be able to obtain third party or shareholder financing to fund such expenditures on favorable terms, if at all, or that we will obtain shareholder approval, where required, to procure replacement satellites. Certain of our satellites are nearing their expected end-of-orbital manoeuvre lives. See “Item 4D. Property, plants and equipment — In-Orbit Satellites” for more information on the expected end-of-orbital manoeuvre lives of our satellites. Should we not have sufficient funds available to replace those satellites or should we not receive approval from our shareholders, where required, to purchase replacement satellites, it could have a material adverse effect on our results of operations, business prospects and financial condition.

The launch of satellites may be delayed which could have a material adverse effect on our ability to meet our contractual commitments and to generate and grow future revenues.

Delays in launching satellites are not uncommon and result from construction delays, the periodic unavailability of reliable launch opportunities, delays in obtaining required regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Delays in the commencement of service may affect plans to replace an in-orbit satellite prior to the end of its orbital manoeuvre life, may result in the expiration or cancellation of launch insurance and may result in the loss of rights to use orbital locations. A delay or perceived delay in launching replacement satellites may cause our current customers to move to another satellite provider if they determine that the delay may cause an interruption in service. In addition, our contracts with customers who purchase or reserve satellite capacity may allow those customers to terminate their contracts in the event of delays. Any such termination would require us to refund any prepayment we may have received, and would result in a reduction in our contracted backlog and would delay or prevent us from securing the commercial benefits of the new satellite. Certain of our satellites are nearing their expected end-of-orbital manoeuvre lives. See “Item 4D. Property, plants and equipment — In-Orbit Satellites” for more information on the expected end-of-orbital manoeuvre lives of our satellites. The failure to implement new or replacement satellite deployment plans on schedule could have a material adverse effect on our results of operations, business prospects and financial condition.

We are subject to significant and intensifying competition. We experience competition both within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our business and results of operations.

We provide point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed Internet access. A trend toward consolidation of major Fixed Satellite Services (“FSS”) providers has resulted in the creation of global competitors who are substantially larger than we are in terms of both the number of satellites they have in orbit as well as in terms of their revenues. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure and may be able to offer expansion capacity for future requirements. We also compete against regional satellite operators who may enjoy competitive advantages in their local markets. As a condition of our licenses for certain satellites, we are required by Industry Canada to invest in research and development related to satellite communication activities. See “Item 4B. Business overview — Research and Development”. Our global competitors may not face this additional financial burden.

We expect that a substantial portion of our ongoing business will continue to be in the Canadian domestic market. This market is characterized by increasing competition among satellite providers and rapid technological development. The Canadian regulatory framework has always required the use of Canadian-licensed satellites for the delivery of DTH programming in Canada. Recently, Industry Canada authorized FreeHD Canada to use a foreign-based satellite for the provision for DTH services on an interim basis. It is possible that this framework could change and allow non-Canadian satellite operators that have adequate service coverage in Canadian territory to compete for future business from our DTH customers. Moreover, as a result of the June 13, 2007 Industry Canada announcement regarding the outcome of the orbital location award process, another Canadian operator, Ciel Satellite Group (“Ciel”), was awarded spectrum which is suitable for providing services to Canadian customers, including DTH.

Our business is also subject to competition from ground based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, DSL (digital subscriber line) and terrestrial wireless transmitters often with funding and other incentives provided by government. See “Item 4B. Business overview —  Competition.” The ability of any of these companies to significantly increase their capacity and/or the reach of their network likely would result in a decrease in the demand for our services. Increasing availability of satellite capacity, improvements in transmission technology and increasing capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices we would be able to charge for our services under new service contracts and thereby negatively affecting our profitability. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways. We also compete for local regulatory approval in places where more than one provider may want to operate and with other satellite operators for scarce frequency assignments and a limited supply of orbital locations. Our failure to compete effectively could result in a loss of revenues and a decline in profitability, a decrease in the value of our business and a downgrade of our credit rating, which would restrict our access to the capital markets.

Ciel has been awarded a number of licenses by Industry Canada which may adversely affect our business.

Canada has the rights to a limited number of orbital locations, in conformity with the ITU Radio Regulations. Industry Canada has authorized us to access spectrum at three Canadian FSS locations and three DBS orbital locations. In September 2004, Ciel received provisional authority from Industry Canada to operate a broadcast satellite at 129° WL, and in February 2009, Ciel announced that it had begun providing commercial service at that orbital location. In July 2006, Industry Canada invited applications for up to 29 licenses to be awarded for Canadian satellite spectrum. Telesat Canada applied for ten of these licenses and Ciel for nine, in applications submitted November 15, 2006. In June 2007, Industry Canada announced it planned to award five licenses to Telesat Canada and seven to Ciel. Ciel subsequently declined one of its licenses, which was subsequently awarded to Telesat. In June 2008, Industry Canada provided Ciel with six approvals in principle to develop and operate satellite services in various frequency bands and orbital locations. The licensing of these Canadian orbital locations to Ciel could have an adverse effect on our current plans for growth. As a result of increased competition in Canada for access rights to Canadian orbital locations, we may in the future lose our access rights to certain Canadian orbital locations. Our failure to retain access rights to the orbital locations we currently have would have a material adverse effect on our results of operations, business prospects and financial condition.

We derive a substantial amount of our revenues from only a few of our customers. A loss of one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog and result in our discontinuing service offerings that we consider to be no longer sufficiently profitable.

For the year ended December 31, 2009, our top five customers together accounted for approximately 47% of our revenues. At December 31, 2009, our top five backlog customers together accounted for approximately 88% of our backlog. If any of our major customers chose to not renew their contracts at the expiration of the existing terms or sought to negotiate concessions, particularly on price, that could have a material adverse effect on our results of operations, business prospects and financial condition. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services (or becoming unable to pay for services they had contracted to buy). In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve.

Additionally, our largest customer, Bell TV, is part of BCE. Since the Telesat Canada transaction, we are no longer a subsidiary of BCE or an affiliate of Bell TV and may have lost certain competitive advantages with respect to them. There is no guarantee that Bell TV will continue using our services after the expiration of our current contracts.

The current global recession may have significant effects on our customers and suppliers, which could adversely affect our business, operating results and financial condition.

The current global recession, as well as a slow recovery period, may lead to lower demand for our services, increased incidences of our customers’ inability to pay for our services, or the insolvency of our customers. In addition, if our suppliers face challenges in obtaining credit, selling their products or otherwise in operating their businesses profitably, they may raise prices, lower production levels or cease operations. The current recession in the United States economy and the global economy may be prolonged as a result of the deterioration in the credit markets and related financial crisis, as well as a variety of other factors. Any of these events may negatively impact our sales, revenue generation, cash flow (e.g., receivables) and margins, and consequently adversely affect our business, operating results and financial condition.

Demand for our services may decrease materially due to downturns in the economy and technological developments which could have a material adverse effect on our results of operations, business prospects and financial condition.

The market for FSS services may not grow or may shrink due to downturns in the economy and competing technologies that provide cheaper or better service. As a result, we may be unable to attract customers for our services. Also, the implementation of new transmission technologies, or the improvement of existing technologies such as signal compression, may reduce the transponder capacity needed to transmit a given amount of information thereby reducing the total demand for capacity. Decreasing demand could reduce the number and value of our contract renewals and otherwise reduce the rates we can charge for our services and could have a material adverse effect on our results of operations, business prospects and financial condition going forward. In addition, there could be a negative impact on our credit ratings and our ability to access the capital markets.

Developments that we expect to support the growth of the satellite service industry, such as continued growth in data traffic and the proliferation of HDTV, may fail to materialize or may not occur in the manner or to the extent we anticipate.

The soundness of financial institutions and counterparties could adversely affect us.

We have exposure to many different financial institutions and counterparties (including those under our credit, financing and insurance arrangements), including brokers and dealers, commercial banks, investment banks, insurance providers and other institutions and industry participants. We are exposed to risk, including credit risk resulting from many of the transactions we execute in connection with our hedging activities, in the event that any of our lenders or counterparties, including our insurance providers, are unable to honor their commitments or otherwise default under an agreement with us.

Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to developments in our business and opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures. There can be no assurance that we will be able to satisfy our capital requirements in the future. In addition, if one of our satellites failed unexpectedly, there is no assurance of insurance recovery or the timing thereof and we may need to exhaust or significantly draw upon our revolving credit facility or obtain additional financing to replace the satellite. We currently expect that the majority of our liquidity requirements in 2010 will be satisfied by cash on hand, cash generated from our operations and borrowings under our credit facility. However, if we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

The availability and cost to us of external financing depend on a number of factors, including our credit rating and financial performance and general market conditions. Our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the FSS sector in particular. Declines in our expected future revenues under contracts with customers and challenging business conditions faced by our customers are among the other factors that may adversely affect our credit. Other factors that could impact our credit rating include the amount of debt in our current capital structure, activities associated with our strategic initiatives, the health of our satellites, the success or failure of our planned launches, our expected future cash flows and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and ratings agencies and may result in adverse rating agency actions with respect to our credit rating. A credit rating downgrade or deterioration in our financial performance could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.

In certain circumstances, we are required to obtain the approval of our shareholders to incur additional indebtedness. There can be no assurances that we will receive such approval, if required.

Volatility in financial markets could adversely affect the cost and availability of financing.

Long-term disruptions in the capital and credit markets as a result of uncertainty or recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. If there are financial market disruptions, it may make it difficult for us to raise additional capital or refinance debt when needed, on acceptable terms, or at all. Any disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring or reducing capital expenditures and reducing or eliminating other discretionary uses of cash.

Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.

We currently have outstanding our $1.9 billion U.S. term loan facility and $0.15 billion U.S. term loan II facility. These facilities, which comprise the majority of our senior secured credit facilities, mature in October, 2014, and we will need to refinance all or a portion of this indebtedness on or before maturity. Recent disruptions in the financial markets could make it more difficult to renew or extend the facilities at current commitment levels, on similar terms or at all. A reduced commitment from the lenders, increased borrowing costs or modification to the financial covenants would result in an increase in our financing costs and/or a decrease in our liquidity, which could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt, including repayments on the notes when they become due.

Significant changes in exchange rates could have a material adverse effect on our financial results.

Approximately 45% of our revenues for the year ended December 31, 2009, a significant portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. currency. As a result, the volatility of U.S. currency may in the future expose, and has in 2009 exposed, us to foreign exchange risks. We may seek to mitigate these risks through the use of forward currency contracts or other currency hedges, but we may not be successful. To date, our use of forward currency contracts and other currency hedges has been limited and may not adequately protect us from foreign exchange risk. In 2009, as a result of a significant increase in the value of the Canadian dollar, we recorded foreign exchange gains of approximately $500 million, prior to any losses on hedging instruments.

The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt financing. Our main currency exposures as at December 31, 2009 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing. A five percent weakening of the Canadian dollar against the U.S. dollar at December 31, 2009 would have decreased net income and increased other comprehensive loss for the year by $158 million and $2 million, respectively. A five percent strengthening of the Canadian dollar against the U.S. dollar at December 31, 2009 would have increased the net income and decreased other comprehensive loss for the year by $158 million and $2 million, respectively. This analysis assumes that all other variables, in particular interest rates, remain constant.

Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.

At the time of the Telesat Canada transaction, we entered into a credit facility, a portion of which is denominated in U.S. currency and has a maturity of October 31, 2014 (“U.S. Credit Facility”). As at October 31, 2007, the Canadian dollar equivalent of our U.S. Credit Facility was $1,667.1 million, excluding bridge loans of $864.4 million which have since been exchanged for the notes issued in June 2008. Between October 31, 2007 and December 31, 2009, the U.S. Credit Facility increased by US$212.0 million as a result of drawings thereunder; however, as at December 31, 2009, the Canadian dollar equivalent of our outstanding U.S. Credit Facility had increased by $299.9 million to $1,967 million, prior to the impact of any currency hedging.

On June 30, 2008, we issued approximately US$692.8 million of 11% senior notes and approximately US$217.2 million of 12.5% senior subordinated notes. The Canadian dollar equivalent of the principal amount of the notes at the time of issue was $705.7 million for the senior notes and $221.2 million for the senior subordinated notes. Due to significant changes in exchange rates, as at December 31, 2009 the Canadian dollar equivalent of the principal amount of the notes had increased to $729.7 million for the senior notes and $228.8 million for the senior subordinated notes.

For the year ended December 31, 2009, approximately 55% of our revenues were received in currency other than U.S. currency, the majority of our revenues being in Canadian currency. The revenues that we receive in U.S. currency may mitigate a portion of our exchange rate risk, but do not fully protect us from that risk.

Changes in exchange rates impact the amount that we pay in interest, and may significantly increase the amount that we are required to pay in Canadian dollar terms to redeem the notes either at maturity, or earlier if redemption rights are exercised or other events occur which require us to offer to purchase the notes prior to maturity, and to repay funds drawn under the U.S. Credit Facility.

We may seek to mitigate part of this risk through the use of forward currency contracts or other currency hedges, but we may not be successful. To date, our use of forward currency contracts and other currency hedges has been limited to hedging interest and principal payments on a portion of our secured credit facility and does not fully protect us from foreign exchange risk. To date, we have not hedged our foreign currency exposure arising from the notes.

The ability to replace one of our satellites is subject to additional risk and cannot be assumed.

In addition to the risks with respect to our ability to renew our licenses to orbital locations discussed under “Risk Factors — Risks Related to Our Business — We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business,” there are also specific risks with respect to our being able to replace Telstar 18. We participate in the operation of Telstar 18 pursuant to agreements with APT Satellite Company Limited (“APT”) that has a license to use the orbital location controlled by the government of Tonga. Although our agreement with APT provide us with renewal rights with respect to a replacement satellite at this orbital location, there can be no assurance that renewal rights will be granted. Should we be unsuccessful in obtaining renewal rights for the orbital location, because of the control over the orbital location exercised by Tonga, or we otherwise fail to enter into agreements with APT with respect to such replacement satellite, all revenues obtained from Telstar 18 would cease and could have a material adverse effect on our results of operations, business prospects and financial condition.

Our significant shareholders may have interests that conflict with yours.

Loral owns through a subsidiary 64% of the economic interest of Telesat Holdings, and Canada’s Public Sector Pension Investment Board (“PSP”) owns through a subsidiary 36%. We are controlled by our board of directors comprised of ten members, three nominated by Loral, three nominated by PSP and four independent directors selected by a nominating committee comprised of one PSP nominee, one Loral nominee and one of the independent directors then in office. Loral and PSP together can effectively control any vote. Additionally, Loral has approval rights with respect to certain decisions including, in some circumstances, our proposed purchase of new or replacement satellites or our incurring additional indebtedness. Circumstances may occur in which the interests of one or more of these shareholders could be in conflict with the interests of holders of the notes issued by us. In addition, one or more of these shareholders may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of the notes if the transactions resulted in our being more leveraged or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of the notes. In that situation, for example, the holders of the notes might want us to raise additional equity from existing shareholders or other investors to reduce our leverage and pay our debts, while existing shareholders might not want to increase their investment in us or have their ownership diluted and may instead choose to take other actions, such as selling our assets.

Various funds affiliated with MHR Fund Capital Management (“MHR”) hold, as of December 31, 2009, approximately 39.9% of Loral’s outstanding voting common stock and 59.0% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Loral’s ownership interest in us and in Space Systems/Loral, Inc. (“SS/L”) may adversely affect our consulting business.

Loral owns 100% of a satellite manufacturer, SS/L. Historically, Telesat Canada has been retained by certain customers to provide independent advice on and evaluation of the customer’s satellite procurement programs, including advice on selection of satellite manufacturers. Despite providing customers with assurances regarding our impartiality, potential consulting customers may decide not to retain us due to a concern that we may be biased in favor of SS/L due to our and SS/L’s common ownership.

Loral’s ownership interest in us and in SS/L may adversely affect our future satellite procurements.

When procuring our own satellites, we may find it more difficult to implement a competitive bidding process. Other satellite manufacturers may decline to bid or provide non-competitive bids if they believe that we will be biased in favor of an SS/L bid. Our Shareholders Agreement provides to Loral the right of approval over many large capital expenditures, a first right of acceptance of an offer by us to procure equipment, products and services, and a first right to negotiate in those areas where Loral and its affiliates carry on business, subject to approval of any such contract by a majority of our directors, excluding Loral nominees, but not an exclusive obligation to deal with, or purchase from, Loral or its affiliates. Under certain circumstances, Loral can withhold its approval of purchases and/or financing of new satellites by us. See “Item 7B. Related Party Transactions — Shareholders Agreement.”

We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.

We operate an extensive ground infrastructure including our satellite control centre in Ottawa, our main earth station and back up satellite control facility at Allan Park, our six teleports throughout Canada, one teleport located in the United States and two in Brazil, and our telemetry, tracking and control (“TT&C”) facility in Perth, Australia. These ground facilities are used for controlling our satellites and for the provision of end-to-end services to our customers. For example, our Toronto teleport houses equipment used in the provision of broadcast services for major broadcasters and DTH customers, very small aperture terminals (“VSAT”) services for enterprise customers and gateway services for the provision of DTH internet services to consumers.

We may experience a partial or total loss of one or more of these facilities due to natural disasters (tornado, flood, hurricane or other such acts of God), fire, acts of war or terrorism or other catastrophic events. A failure at any of these facilities would cause a significant loss of service for our customers. Additionally, we may experience a failure in the necessary equipment at the satellite control centre, at the back-up facility, or in the communication links between these facilities and remote teleport facilities. A failure or operator error affecting tracking, telemetry and control operations might lead to a break-down in the ability to communicate with one or more satellites or cause the transmission of incorrect instructions to the affected satellite(s), which could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more satellites. Intentional or non-intentional electromagnetic or radio frequency interference could result in a failure of our ability to deliver satellite services to our customers. A failure at any of our facilities or in the communications links between our facilities or interference with our satellite signal could cause our revenues and backlog to decline materially and could adversely affect our ability to market our services and generate future revenues and profit.

We purchase equipment from third party suppliers and depend on those suppliers to deliver, maintain and support these products to the contracted specifications in order for us to meet our service commitments to our customers. We may experience difficulty if these suppliers do not meet their obligations to deliver and support this equipment. We may also experience difficulty or failure when implementing, operating and maintaining this equipment, or when providing services using this equipment. This difficulty or failure may lead to service interruptions or degradations in service, which could cause our revenues and backlog to decline materially and could adversely affect our ability to market our services and generate future revenues and profit.

We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.

As an operator of a global satellite system, we are regulated by government authorities in Canada, the United States and other countries in which we operate.

In Canada, our operations are subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act (Canada) and by the Canadian Radio-Television and Telecommunications Commission (“CRTC”), under the Telecommunications Act (Canada). Industry Canada has the authority to issue licenses, establish standards, assign Canadian orbital locations, and plan the allocation and use of the radio frequency spectrum, including the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for Industry Canada has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. The CRTC has authority over the allocation (and reallocation) of satellite capacity to particular broadcasting undertakings. We are required to pay different forms of “universal service” charges in Canada and have certain research and development obligations that do not apply to other satellite operators we compete with. These rates and obligations could change at any time.

In the United States, the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from, or within the United States. Certain of our satellites are owned and operated through a US subsidiary and are regulated by the FCC. In addition, to facilitate the provision of FSS satellite services in C- and Ku-band frequencies in the United States market, foreign licensed operators can apply to have their satellites placed on the FCC’s Permitted Space Station List. Our Anik Fl, Anik Fl-R, Anik F2, and Anik F3 satellites are currently on this list. The export from the United States of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations, in particular the International Traffic in Arms Regulations (“ITAR”) which currently include satellites on the list of items requiring export permits. These ITAR provisions have constrained our access to technical information and have had a negative impact on our international consulting revenues. In addition, we and our satellite manufacturers may not be able to obtain and maintain necessary export authorizations which could adversely affect our ability to procure new United States-manufactured satellites; control our existing satellites; acquire launch services; obtain insurance and pursue our rights under insurance policies; or conduct our satellite-related operations and consulting activities.

We also operate satellites through licenses granted by, and are subject to regulations in, countries other than Canada and the United States. For example, the Brazilian national telecommunications agency, ANATEL, has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate a Ku-band FSS satellite at 63° WL pursuant to a Concession Agreement.. Telstar 18 operates at the 138° EL orbital location under an agreement with APT, which has been granted the right to use the 138° EL orbital location by The Kingdom of Tonga.

In addition to regulatory requirements governing the use of orbital locations, most countries regulate transmission of signals to and from their territory.

If we fail to obtain or maintain particular authorizations on acceptable terms, such failure could delay or prevent us from offering some or all of our services and adversely affect our results of operations, business prospects and financial condition. In particular, we may not be able to obtain all of the required regulatory authorizations for the construction, launch and operation of any of our future satellites, or for the orbital locations for these satellites. Even if we were able to obtain the necessary authorizations and orbital locations, the licenses we obtain may impose significant operational restrictions, or not protect us from interference that could affect the use of our satellites. Countries or their regulatory authorities may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause our existing authorizations to be changed or cancelled, require us to incur additional costs, impose or change existing price ceilings, or otherwise adversely affect our operations or revenues. As a result, any currently held regulatory authorizations are subject to rescission and renewal and may not remain sufficient or additional authorizations may be necessary that we may not be able to obtain on a timely basis or on terms that are not unduly burdensome. Further, because the regulatory schemes vary by country, we may be subject to regulations in foreign countries of which we are not presently aware that we are not in compliance with, and as a result could be subject to sanctions by a foreign government. See “Item 4B. Business overview  — Government Regulation.”

Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators.

The International Telecommunication Union (“ITU”), a specialized United Nations agency, regulates the global allocation of radio frequency spectrum and the registration of radio frequency assignments and any associated orbital location in the geostationary satellite orbit. We participate in the activities of the ITU. However, only national administrations have full standing as ITU members. Consequently, we must rely on the relevant government administrations to represent our interests.

The ITU establishes the Radio Regulations, an international treaty which contains the rules concerning frequency allocations and the priority to, coordination of, and use of, radio frequency assignments. The ITU Radio Regulations define the allocation of radio frequencies to specific uses. The ITU Radio Regulations are periodically reviewed and revised at World Radio communication Conferences (“WRC”), which take place typically every three to four years. As a result, we cannot guarantee that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude our use of some or all of our existing or future orbital locations or spectrum.

The ITU Radio Regulations also establish operating procedures for satellite networks and prescribe detailed coordination, notification and recording procedures. With respect to the frequencies used by commercial geostationary satellites, the ITU Radio Regulations set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that are different from those of the satellite it replaces, with other satellites. This process requires potentially lengthy and costly negotiations with parties who operate or intend to operate satellites that could affect or be affected by our satellites. For example, as part of our coordination effort on Telstar 12, we agreed to provide four 54 MHz transponders on Telstar 12 to Eutelsat S.A. (“Eutelsat”) for the life of the satellite and have retained risk of loss with respect to those transponders. We also granted Eutelsat the right to acquire, at cost, four transponders on the replacement satellite for Telstar 12. We have leased back from Eutelsat three of the four transponders to provide service to our customers. In addition, the Russian Satellite Communications Company (“RSCC”) has announced that they intend to launch a satellite to be operated at 14° WL, adjacent to the location of our Telstar 12 at 15° WL. RSCC’s ITU rights over certain frequencies at 14° WL have priority over our use of these same frequencies in our operation of Telstar 12. We are currently in frequency coordination discussions with RSCC. If we fail to reach an appropriate arrangement with RSCC it may result in restrictions on the use and operation of Telstar 12 which could materially restrict our ability to earn revenue from Telstar 12 and any replacement satellite or may make a replacement satellite not economically viable.

In accordance with the ITU Radio Regulations, governments have rights to use certain orbital locations and frequencies. Certain of these governments have in turn authorized Telesat to use several orbital locations and radio frequencies in addition to those used by our current satellites. Under the ITU Radio Regulations, we must begin using these orbital locations and frequencies within a fixed period of time, or the governments in question would lose their priority rights and the orbital location and frequencies likely would become available for use by another satellite operator. Licensing administrations often impose additional deadlines or series of deadlines.

In certain countries, a failure to resolve coordination issues is used by regulators as a justification to limit or condition market access by foreign satellite operators. In addition, while the ITU Radio Regulations require later-in-time systems to coordinate their operations with us, we cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that we, or our customers, transmit. This interference could require us to take steps, or pay or refund amounts to our customers, that could have a material adverse effect on our results of operations, business prospects and financial condition. The ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement regulations and neither the ITU specifically, nor international law generally, provides clear remedies if the ITU coordination process fails. Failure to successfully coordinate our satellites’ frequencies or to obtain or maintain other required regulatory approvals could have an adverse effect on our financial condition, as well as on the value of our business.

If we do not occupy unused orbital locations by specified deadlines, or do not maintain satellites in orbital locations we currently use, those orbital locations may become available for other satellite operators to use.

Our in-orbit satellites do not currently occupy all of the orbital locations for which we have obtained regulatory authorizations. If we are unable to place satellites into currently unused orbital locations by specified deadlines and in a manner that satisfies the ITU, or national regulatory requirements, or if we are unable to maintain satellites at the orbital locations that we currently use, we may lose our rights to use these orbital locations and the locations could become available for other satellite operators to use. We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place the satellites. The loss of one or more of our orbital locations could negatively affect our plans and our ability to implement our business strategy.

Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results.

There are a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including EADS Astrium, Thales Alenia Space, Boeing, Lockheed Martin, Orbital and SS/L. There are also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Lockheed Martin and Sea Launch, which is currently in bankruptcy protection. Should Sea Launch not successfully emerge from bankruptcy or should any of our other potential suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of our manufacturers or launch suppliers could also result in the delay of the design, construction or launch of our satellites. General economic conditions may also affect the ability of our manufacturers and launch suppliers to provide services on commercially reasonable terms or to fulfill their obligations in terms of manufacturing schedules, launch dates, pricing, or other items. Even where alternate suppliers for such services are available, we may have difficulty identifying them in a timely manner, we may incur significant additional expense in changing suppliers, and this could result in difficulties or delays in the design, construction or launch of our satellites. Any delays in the design, construction or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations.

Our future reported net income could be adversely affected by an impairment of the value of certain intangible assets.

The assets listed on our consolidated balance sheets as of December 31, 2009 include goodwill valued at approximately $2,446 million and other intangible assets valued at approximately $510 million. Goodwill and other intangible assets (such as orbital locations) with indefinite useful lives were recorded as a result of the Telesat Canada transaction and an assessment of their valuation is undertaken on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount is likely to exceed their fair value. We generally measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its fair value, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of earnings. Testing for impairment requires significant subjective judgments by management. Any changes in the estimates used could have a material impact on the calculation of the fair value and result in an impairment charge. As a result, we are not able to reasonably quantify the changes in overall financial performance had different assumptions been used. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If our goodwill or other intangible assets are deemed to be impaired in whole or in part, we could be required to reduce or write off such assets, which could have a material adverse effect on our reported net income.

For example, during the fourth quarter of 2008, we performed our annual valuation of goodwill and indefinite life intangible assets, which resulted in an impairment charge of $483.0 million to our orbital locations. The impairment charge was measured as the excess of the carrying amount of orbital locations over their fair value, with the estimated fair value being based on the present value of the expected future cash flows to be generated through the use of the orbital locations, and was recorded in other expense. See Note 11 to our audited consolidated financial statements for additional information. The increase of the discount rate due to market conditions prevailing at the end of 2008, as well as the impact of a strengthened U.S. dollar on the cost of satellites and increases to insurance costs and launch services in 2008, reduced the present value of the expected future cash flows for those orbital locations. All impairment indicators were reviewed at the end of 2009; however, no impairment was recorded.

The amount that we could be required to pay counterparties under the indemnifications and guarantees which we provide in the ordinary course of business is uncertain. If these payments were to become significant, our future liquidity, capital resources or our credit risk profile may be adversely affected.

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. If these payments were to become significant, our future liquidity, capital resources and our credit risk profile may be adversely affected.

Market performance or changes in other assumptions could require us to make significant unplanned contributions to our employees’ pension and other post retirement benefits plans.

We maintain one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. We are responsible for adequately funding the defined benefit pension plans. Contributions, where permitted by law, are made based on actuarial cost methods permitted by pension regulatory bodies and reflect assumptions about future investment returns, salary projections and future service benefits. We also provide other retirement benefits, including health care and life insurance benefits on retirement. Pension costs and other retirement benefits are determined using the projected benefit method prorated on service and management’s best estimate of expected investment performance, salary escalation, employee turnover, retirement ages of employees and expected health care costs. Two of our pension plans and our post retirement benefits are not funded, and our payment obligations are funded from current cash flow. A valuation of the funded pension plan assets is performed at least every three years to determine the present value of the accrued pension and other retirement benefits.

A decline in the market value of funded plan assets may increase our funding requirements for these plans. The costs of providing pension and other post retirement benefits are also affected by other factors, including the assumed rate of return on plan assets, discount rates used in determining future benefit obligations, assumptions concerning salary projections and future service benefits and future government regulation.

The most recent valuation of the pension plans for funding purposes was as of January 1, 2007, and the next required valuation is as of January 1, 2010 and is expected to be completed by June 30, 2010. If we are required to make significant unplanned contributions to fund the pension and postretirement plans, or if we are required to make significant benefit payments from our unfunded plans, the contributions and/or benefit payments would negatively affect our financial condition, results of operations, and cash flows.

We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.

In the future, we may pursue acquisitions, dispositions and strategic transactions, which may include joint ventures and strategic relations, as well as business combinations or the acquisition or disposition of assets. Acquisitions, dispositions and strategic transactions involve a number of risks, including:

•	potential disruption of our ongoing business;
•	distraction of management;
•	may result in our being more leveraged;
•	the anticipated benefits and costs savings of those transactions may not be realized fully or at all or may take longer to realize than expected;
•	increasing the scope and complexity of our operations; and
•	loss or reduction of control over certain of our assets.

The presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our results of operations, business prospects and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction.

We continue to evaluate the performance of all of our businesses and may sell businesses or assets. Such a sale could include a strategic disposition of one or more of our satellites. In addition to the risks listed above that may occur with any acquisition, disposition or strategic transaction, a satellite divestiture could result in a loss of revenues or significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition, results of operations and cash flows. There can be no assurance that we will be successful in addressing these or any other significant risks encountered.

We could experience the departure of key employees or may be unable to recruit the employees needed for our success.

We rely on a number of key employees, including members of our management and certain other employees possessing unique experience in technical and commercial aspects of the satellite services business. If we are unable to retain these employees, it could be difficult to replace them. In addition, our business, with its constant technological developments, must continue to attract highly qualified and technically skilled employees. In the future, our inability to retain or replace these employees, or our inability to attract new highly qualified employees, could have a material adverse effect on our results of operations, business prospects and financial condition.

We face certain risks relating to our global operations which may adversely affect our business.

Due to our global operations we face certain risks. As a result, civil unrest or wars or economic, political or social instability in the areas that we provide our services may result in our being unable to perform our contracts or otherwise successfully operate. We also may encounter difficulties in enforcing our contracts for payment for services in certain countries due to the legal systems in place in such countries. Our international operations also expose us to exchange controls and foreign currency exchange risks. These risks could impact our revenues. In addition, certain countries may impose withholding taxes on us or on our customers. These taxes can make our services more expensive or impose an unanticipated tax burden on us. In addition, such taxes may not be imposed equally on our competitors and may not be alleviated or subject to appeal under existing tax treaties.

The content of third-party transmissions over our satellites may affect us since we could be subject to sanctions by various governmental entities for the transmission of certain content.

We provide satellite capacity for transmissions by third parties. We do not decide what content is transmitted over our satellites, although our contracts generally provide us with rights to prohibit certain types of content or to cease transmission or permit us to require our customers to cease their transmissions under certain circumstances. A governmental body or other entity may object to some of the content carried over our satellites, such as “adult services” video channels or content deemed political in nature. Issues arising from the content of transmissions by these third parties over our satellites could affect our future revenues, operations or our relationship with certain governments or customers.

Enforcement of civil liabilities against us may be more difficult because we are a Canadian corporation.

We are a Canadian corporation. Most of our directors, officers and controlling persons are neither residents nor citizens of the United States, and a substantial portion of their assets and our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or our directors, controlling persons, officers and experts who are not residents of the United States. Furthermore, enforcement of United Stated federal securities laws against such non-residents may be adversely affected by the fact that such persons are not residents of the United States and a substantial portion of their assets are located outside of the United States.

Risks Related to Our Indebtedness and our Senior and Senior Subordinated Notes

Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under our notes.

We have a significant amount of debt. As of December 31, 2009, we had total debt of US$3,060 million (excluding capital lease obligations of US$20 million) at an exchange rate of US$1.00/$1.0532. Our total debt by currency consists of $185 million (excluding capitalized lease obligations of $21 million) and US$2,884 million (including US$1,033 million converted to $1,200 million on October 31, 2007 as part of an amortizing basis swap at US$1.00/$1.1615; $1,200 million was the equivalent of US$1,139 million as at December 31, 2009).

Our substantial amount of debt may have important consequences for you. For example, it may:

•	make it more difficult for us to satisfy our obligations under the notes;
•	increase our vulnerability to general adverse economic and industry conditions;
•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements;
•	limit our flexibility in planning for, or reacting to, changes in our business and in the industries that we service;
•	place us at a competitive disadvantage compared with competitors that have less debt; and
•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition, a substantial portion of our available borrowings bear interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which may adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer adequate protection from this risk.

Despite our current levels of debt, we may still be able to incur substantially more debt. This may further exacerbate the risks associated with our substantial debt.

We may be able to incur additional debt in the future. The terms of our senior secured credit facilities and the indentures governing the notes allow us to incur substantial amounts of additional debt, subject to certain limitations. If new debt is added to our current debt levels, the related risks discussed under this “Item 3D. Risk Factors” may be magnified.

Our notes are effectively subordinated to the co-issuers’ and the guarantors’ secured debt to the extent of the value of the assets securing such debt.

The notes, and each guarantee of the notes, are unsecured and therefore are effectively subordinated to any secured debt that the co-issuers or the guarantors may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving a co-issuer or guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the notes. At December 31, 2009, we had outstanding secured indebtedness of US$2,150 million (excluding capital lease obligations of US$20 million) at an exchange rate of US$1.00/$1.0532 (total secured debt by currency consists of $185 million (excluding capitalized lease obligations of $21 million) and US$1,974 million (including US$1,139 million related to the US$1,033 million which has been converted to $1,200 million as part of a basis swap at US$1.00/$1.1615)) and $153 million of unused available revolving capacity under our senior secured credit facilities (not giving effect to outstanding letters of credit). The notes are effectively subordinated to any borrowings under our senior secured credit facilities and our other secured debt to the extent of the value of the assets securing such debt.

Your right to receive payments on the senior subordinated notes is subordinated to the co-issuers and the guarantors senior debt.

Payment on the senior subordinated notes is subordinated in right of payment to all of the senior debt of the co-issuers and the guarantors, including obligations under senior secured credit facilities and the senior notes. As of December 31, 2009, we had outstanding indebtedness of approximately US$2,842 million which is expressly senior to the senior subordinated notes. In addition, we have undrawn available capacity under our senior secured credit facilities as described above, which, if and when drawn, would also be expressly senior to the senior subordinated notes. Upon any distribution to our or our subsidiaries’ creditors in a bankruptcy, litigation or reorganization or similar proceeding relating to us or our subsidiaries or our or their property, the holders of senior debt will be entitled to be paid in full in cash (including with respect to post-petition interest) before any payment may be made on the senior subordinated notes. In these cases, sufficient funds may not be available to pay all of our creditors, and holders of senior subordinated notes may receive less, ratably, than the holders of senior debt and, due to the turnover provisions in the indenture governing the senior subordinated notes, less, ratably, than the holders of unsubordinated obligations, including trade payables. In addition, all payments on the senior subordinated notes will be blocked in the event of a payment default on senior debt and may be blocked for limited periods in the event of certain nonpayment defaults on our senior secured credit facilities.

The agreements governing our debt, including our notes and our senior secured credit facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.

Our existing agreements impose and future financing agreements are likely to impose operating and financial restrictions on our activities. These restrictions require us, in the case of our senior secured credit facilities, to comply with or maintain certain financial tests and ratios, including a minimum interest coverage ratio and a leverage ratio, and limit or prohibit our ability to, among other things:

•	incur additional debt and issue preferred stock;
•	create liens;
•	pay dividends, acquire shares of capital stock, make payments on subordinate debt or make investments;
•	receive distributions from restricted subsidiaries;
•	issue guarantees;
•	issue or sell the capital stock of restricted subsidiaries;
•	sell or exchange assets;
•	modify or cancel our satellite insurance;

•	enter into transactions with affiliates;
•	in the case of our senior secured credit facilities, exceed certain levels of capital expenditures; and
•	effect mergers.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, or repay or refinance our debt, including the notes, and to fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our senior secured credit facilities and in the indentures governing the notes and other agreements we may enter into in the future. Specifically, we need to maintain certain financial ratios or meet an exemption that allows us to borrow under our senior secured credit facilities. The indentures governing the notes also contain limitations on our ability to incur additional debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facilities or from other sources in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. As of December 31, 2009, we had $153 million of unused available revolving capacity under our senior secured credit facilities (not giving effect to outstanding letters of credit). In addition, although there has recently been an improvement in the credit markets, if market conditions that prevailed in the latter part of 2008 and early 2009 were to return, our ability to raise additional capital to refinance our debt or to fund our operations may be significantly impaired.

We may be unable to make a change of control offer required by the indentures governing our notes, which would cause defaults under the indentures governing the notes, our senior secured credit facilities and our other financing arrangements.

The terms of the notes require us to make an offer to purchase the notes upon the occurrence of a change of control at a purchase price equal to 101% of the principal amount of the notes, plus accrued interest to the date of the purchase. The terms of our senior secured credit facilities require, and other financing arrangements may require, repayment of amounts outstanding in the event of a change of control and may, therefore, limit our ability to fund the repurchase of the notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes or that restrictions in our senior secured credit facilities and other financing agreements will not allow the repurchases.

Your ability to transfer our notes may be limited by the absence of an active trading market for the notes.

An active market for any of the exchange notes may not develop or, if developed, it may not continue. Historically, the market for non investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for any of the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes. In addition, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.

Under the Telesat Canada Reorganization and Divestiture Act (“Telesat Divestiture Act”), Telesat Canada (as a corporate entity,) is subject to certain special conditions and restrictions. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and in no case shall the affairs of Telesat Canada be wound up unless authorized by an Act of the Parliament of Canada. As a result of such legislative provisions, Telesat Canada and its creditors, including creditors under the senior secured credit facilities and holders of the notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws, including the imposition of a stay of proceedings, or a regulated and orderly process to settle or compromise claims and make distributions to creditors, or recourse to fraudulent conveyance laws. The effect of the Telesat Divestiture Act upon an insolvency of Telesat Canada has not been considered by a Canadian court and, accordingly, the application of Canadian federal bankruptcy and insolvency laws and provincial receivership and assignment and preference laws, and the exercise by a Canadian court of any judicial discretion which could affect the enforcement of rights and remedies or other equitable relief against Telesat Canada in the context of an insolvency, is uncertain. To the extent bankruptcy and insolvency laws do not apply to Telesat Canada, its creditors may individually seek to pursue any available rights or remedies, as secured or unsecured creditors as the case may be, against Telesat Canada and its assets. The assets of Telesat Canada only (including its shares in its subsidiaries) are subject to the Telesat Divestiture Act, but the assets of the guarantors, including the subsidiary guarantors, are not. To date, Industry Canada and the CRTC have taken the position that we are subject to certain Canadian foreign ownership and control restrictions which are set out in the Telecommunications Act, the Radiocommunication Act and the regulations under each, and in Industry Canada policies. These restrictions may have a material impact on the sale of Telesat Canada or its assets in any bankruptcy or reorganization scenario.

Not all of our subsidiaries guarantee our notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the notes.

The guarantors of the notes do not include all of our subsidiaries. For additional information on revenues, assets and liabilities of the guarantor and non-guarantor of the notes, please refer to note 25 of the consolidated financial statements of Telesat Holdings Inc. Additionally, not all of our future restricted subsidiaries (i.e., subsidiaries required to comply with the covenants in the indentures governing the notes) will be required to guarantee the notes. The indentures provide that each existing and future restricted subsidiary that guarantees our obligations under the senior secured credit facilities will guarantee the notes, except, that due to certain regulatory and other considerations, our subsidiary Telesat Asia Pacific Satellite (HK) Limited (“TAPS”) was not initially required to, and has not yet guaranteed, our senior secured credit facilities and was not required to guarantee the notes on the issue date, but we are required under the senior secured credit facilities to use commercially reasonable efforts to cause TAPS to become a guarantor.

Payments on the notes are only required to be made by us and the guarantors. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee the notes, unless those assets are transferred by dividend or otherwise to us or a subsidiary guarantor. Also, the notes are structurally subordinated to all liabilities of non-guarantor subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us.

The guarantees associated with our notes may not be enforceable because of fraudulent conveyance laws.

Fraudulent conveyance laws in the United States and in the Canadian provinces have been enacted for the protection of creditors. Under these fraudulent conveyance laws, a United States or Canadian court could subordinate the guarantees granted under the indentures governing the notes (and in the case of the senior subordinated notes, further subordinate such guarantees) to the guarantors’ present and future indebtedness and a United States or Canadian court could take other detrimental actions, including voiding the guarantees and payments made under the guarantees. The United States or Canadian court could take that action if it found that at the time the guarantee was incurred, such guarantor:

•	incurred this debt with the intent of hindering, delaying or defrauding current or future creditors;
•	received less than reasonably equivalent value or fair consideration for incurring this debt and the guarantor;
•	was insolvent or was rendered insolvent by reason of the related financing transactions;
•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or
•	intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt or issued the guarantee:

•	it could not pay its debts or contingent liabilities as they become due;
•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or
•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

If a guarantee is voided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that obligor and will only be our creditor or that of any guarantor whose obligation was not set aside or found to be unenforceable. In addition, the loss of a guarantee will constitute a default under the applicable indenture, which default could cause all outstanding notes to become immediately due and payable and would likewise trigger a default under the senior secured credit facilities.

We believe that, at the time the guarantors initially incurred the debt represented by the guarantees, the guarantors:

•	were not insolvent or rendered insolvent by the incurrence;
•	had sufficient capital to run our or their businesses effectively; and
•	were able to pay obligations on the notes and the guarantees as they mature or become due.

In reaching the foregoing conclusions we have relied upon our analyses of internal cash flow projections and estimated values of the assets and liabilities of the guarantors. In addition, we have relied on a limitation to be contained in the guarantors’ guarantees that limits each guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law. However, a court passing on these questions might not reach the same conclusions. See also “Risk Factors — Risks Related to the Notes — Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.”

You should not rely on the Co-Issuer in evaluating an investment in our notes.

Telesat LLC was formed in connection with the initial funding of the Telesat Canada transaction and for the issuance of the notes and currently has no independent operations and no assets and generally will be prohibited from engaging in any material business activities, except in connection with the incurrence of indebtedness permitted under the indentures governing the notes, including guaranteeing or borrowing under the senior secured credit facilities, and activities incidental thereto. You should therefore not rely upon the Co-Issuer in evaluating whether to invest in the notes.

Item 4. Information on the Company

A. History and development of the company.

Telesat Interco Inc. (“Telesat Interco”) was incorporated under the Canada Business Corporations Act (the “CBCA”) on November 6, 2006 in contemplation of an acquisition of Telesat Canada and the related transfer of Loral Skynet to Telesat Canada, which we refer to as “the Telesat Canada transaction.” Telesat Canada was originally formed in 1969 by the Telesat Canada Act, or the Telesat Act. In 1972, Telesat Canada launched the world’s first domestic commercial satellite in geostationary orbit and continued as a pioneer in technical and commercial innovation with the first commercial Ku-band satellite in 1978, Canada’s first DBS satellite in 1999 and the first consumer 2-way Ka-band broadband Internet service via satellite in 2004. Since the mid-1970’s, Telesat has provided satellite services for voice, data and broadcast communications across Canada, including the far north, bringing to those isolated areas services similar to ones available in major centres. As part its government divestiture, pursuant to the Telesat Divestiture Act, Telesat Canada was continued on March 27, 1992 under the CBCA, the Telesat Act was repealed and the government sold its shares in Telesat Canada to Alouette Telecommunications Inc. (“Alouette”), which subsequently became a wholly-owned subsidiary of BCE. Alouette was amalgamated with Telesat Canada on January 1, 2007 under the name “Telesat Canada.” On October 31, 2007, Telesat Canada amalgamated with 436320 Canada Inc., a wholly owned subsidiary of Telesat Interco, to continue as Telesat Canada.

Loral Skynet, a Delaware corporation, was a wholly-owned subsidiary of Loral Space & Communications Holdings Corporation, a Delaware corporation (“LSC Holdings”). Through earlier mergers and acquisitions, Loral Skynet traces its history to two of the originating businesses in United States satellite communications with more than 40 years of experience: AT&T Skynet and Orion Satellite Corporation (“Orion”). AT&T Skynet and its predecessor organizations in AT&T Bell Laboratories launched the satellite industry by demonstrating the first trans-Atlantic satellite delivery of television on Telstar 1 in 1962. Through the 1970s, 1980s and 1990s, AT&T Skynet provided industry-leading telephone and television services in the United States for AT&T and leading television broadcasters and cable operators on the Comstar and Telstar series of satellites. In 1997, AT&T Skynet was acquired from AT&T by LSC Holdings, became Loral Skynet, and expanded from United States only to global satellite operations. Orion was formed in 1988 for the purpose of launching international VSAT services and expanding newly enabled “separate system” international services. In 1994, Orion launched Orion 1, which provided early trans-Atlantic VSAT services between the United States and Europe. Orion was the second United States licensed “separate system” authorized to compete directly with Intelsat for certain types of international satellite services. Orion was acquired by LSC Holdings in 1998 and merged operationally with Loral Skynet in 1999. In July 2003, Loral Space & Communications Ltd. (“Old Loral”) and its subsidiaries, including the predecessor business that constitutes Loral Skynet, sought protection under chapter 11 of the United States federal bankruptcy code. Loral and Loral Skynet succeeded to the business of Old Loral in connection with a chapter 11 plan of reorganization when Old Loral emerged from bankruptcy in November 2005.

The Telesat Canada Acquisition

On October 31, 2007, Telesat Interco, a Canadian company and wholly-owned subsidiary of Telesat Holdings, a Canadian company indirectly owned by PSP and Loral, acquired 100% of the stock of Telesat Canada and certain other assets from BCE for $3.25 billion (approximately US$3.42 billion at an October 31, 2007 exchange rate of US$1.00/$0.9499) (the “Telesat Canada Acquisition”).

PSP, through its wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), contributed to Telesat Holdings US$525 million in cash in exchange for (a) shares of 7% fixed rate senior non-convertible PIK mandatorily redeemable preferred stock of Telesat Holdings (the “Holding PIK Preferred Stock”), (b) common shares of Telesat Holdings representing approximately 30% of the participating equity of Telesat Holdings, and (c) voting participating preferred shares of Telesat Holdings representing approximately 6% of the participating equity of Telesat Holdings. The voting participating preferred shares are convertible into common shares on a one-for-one basis and have all of the rights of common shares, except that they do not have the right to vote for the election of directors of Telesat Holdings. The voting participating preferred shares do not have any liquidation preference or dividend rights above the common shares. In a related transaction, Red Isle transferred to Telesat Holdings $55,163,172, representing the market value of certain foreign exchange contracts entered into by Red Isle, in exchange for the issuance to Red Isle of a portion of the 36% equity shareholding acquired by Red Isle, in the form of voting participating preferred shares. We refer to these equity contributions as the Equity Financing.

The Skynet Transaction

On October 31, 2007, in connection with the Telesat Canada acquisition, Loral Skynet transferred substantially all of its assets (the “Loral Skynet Business”) to Telesat Holdings pursuant to an asset transfer agreement (the “Asset Transfer Agreement”). In exchange for the transfer of such assets, Telesat Holdings issued to a subsidiary of Loral common shares representing 33 1/3% of all voting and participating equity rights outstanding after such issuance and non-voting participating preferred shares representing 30 2/3% of all participating equity of Telesat Holdings outstanding after such issuance. The non-voting participating preferred shares of Telesat Holdings acquired by a subsidiary of Loral are convertible into common shares on a one-for-one basis if held by a shareholder that is “Canadian” for Canadian regulatory purposes. These non-voting participating preferred shares do not have any liquidation preference or dividend rights above common shares of Telesat Holdings. Under current regulations, neither Loral nor any subsidiary of Loral is able to convert any of these shares into common shares of Telesat Holdings.

In addition, on October 31, 2007, Skynet Satellite Corporation (“SSC”), a Delaware corporation which became an indirect wholly-owned subsidiary of Telesat Holdings as of the closing of the Asset Transfer Agreement, purchased from Loral Skynet certain other assets and assumed certain liabilities of Loral Skynet for the purchase price of US$25,472,000 in marketable securities pursuant to the terms of an asset purchase agreement (the “Asset Purchase Agreement”). We refer to the transfer of the Loral Skynet Business to us pursuant to the Asset Transfer Agreement and the Asset Purchase Agreement as the Skynet Transaction.

Telesat Holdings also, subject to certain exceptions, assumed the liabilities of the Loral Skynet Business.

Senior Secured Credit Facilities and Bridge Facilities

In connection with the Telesat Canada Acquisition, we entered into senior secured credit facilities, a senior bridge facility and a senior subordinated bridge facility. The obligations under the bridge facilities were exchanged for the notes issued in June 2008. See “Item 5A. Operating results — Debt” for additional information about the notes.

Refinancing

Loral Skynet’s existing 12% preferred stock was redeemed in connection with the Skynet Transaction on November 5, 2007 and Telesat Canada’s existing 8.2% senior notes were redeemed on November 30, 2007. In addition, in connection with the Telesat Canada transaction, Loral Skynet’s 14% senior secured notes were repaid on September 5, 2007 with amounts borrowed under an interim refinancing facility of Loral Skynet provided by a third party lender. All outstanding amounts under this facility were repaid and all obligations thereunder discharged upon consummation of the Telesat Canada transaction out of transaction proceeds. We refer to these redemptions and refinancings as the Refinancing.

Telesat Reorganization

Immediately following the Telesat Canada acquisition, (i) all of the shares of Telesat Canada acquired by Telesat Interco in the Telesat Canada acquisition were transferred to 4363230 Canada Inc. in exchange for the issuance to Telesat Interco of common shares of 4363230 Canada Inc.; (ii) the senior secured credit facilities and the bridge facilities were assigned by Telesat Interco to, and were assumed by, 4363230 Canada Inc.; (iii) 4363230 Canada Inc. and Telesat Canada were amalgamated under the name “Telesat Canada”; and (iv) the Loral Skynet Business acquired by Telesat Holdings was transferred to Telesat Interco, and then to Telesat Canada, in exchange for the issuance to Telesat Interco of common shares of Telesat Canada. These transactions are referred to as the Telesat Reorganization.

As a result of the Telesat Reorganization, the obligations under the senior secured credit facilities and the bridge facilities became obligations of Telesat Canada by operation of law, all of the assets of Telesat Canada before its amalgamation became the assets of the amalgamated Telesat Canada, the Loral Skynet Business became owned by Telesat Canada and Telesat Canada became a wholly-owned subsidiary of Telesat Interco.

The obligations under the bridge facilities were exchanged for the notes issued in June 2008. See “Item 5A. Operating results — Debt” for additional information about the notes.

The Telesat Canada acquisition, the Skynet Transaction, the Equity Financing, the Refinancing, the senior secured credit facilities, the bridge facilities (which have since been exchanged for the notes) and the initial borrowings thereunder, together with the payment of related fees and expenses, and the Telesat Reorganization, are collectively referred to as the Telesat Canada transaction.

Loral indirectly holds shares in Telesat Holdings effectively representing 64% of the economic interests and 33 1/3% of the voting power of Telesat Holdings and PSP indirectly holds shares effectively representing 36% of the economic interests, 66 2/3% of the voting power, other than in respect of the election of directors, and together with two other Canadian investors, 66 2/3% of the voting power for the election of directors, of Telesat Holdings. Telesat Holdings owns all of the issued and outstanding shares of Telesat Interco, and Telesat Interco owns all of the issued and outstanding shares of Telesat Canada.

B. Business overview

We are the world’s fourth largest FSS operator and one of only three FSS operators operating on a global basis. The combination of Telesat Canada and Loral Skynet created a powerful international platform supporting (i) strong video distribution and DTH neighborhoods in North America characterized by long-term contracts with blue chip customers and significant contractual backlog, (ii) an efficient enterprise and government services business that provides North American customers with end-to-end communications services, and (iii) a strong international video distribution, enterprise services and government services business.

Through our deep commitment to customer service and focus on innovation and technical expertise, we have developed strong relationships with a diverse range of high-quality customers, including many of the world’s largest video and data service providers. Our current customers include North American DTH providers Bell TV, Shaw Direct and DISH Network, and leading telecommunications and media firms such as NBC Universal, Chellomedia Programming and Canadian Broadcasting Corporation.

Our North American Broadcast and Enterprise Services customer service contracts are typically multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. As a result, we had approximately $5.5 billion in contracted revenue backlog as of December 31, 2009. See “Business overview — Sales and Marketing — Revenue Backlog” for additional information.

Our fleet of twelve in-orbit satellites had, as of December 31, 2009, an average of approximately 58% service life remaining, with an average service life remaining of approximately 8.4 years. We calculate these figures using, for each satellite, the lesser of its manufacturers’ end-of-service life or its expected end-of- orbital manoeuvre life.

The North American focused part of our satellite fleet is comprised of three owned FSS satellites, Anik F1R, Anik F2 and Anik F3, and four owned DBS satellites, Nimiq 1, Nimiq 2, Nimiq 4 and Nimiq 5. We also have one additional North American DBS satellite, Nimiq 6, which is currently under construction and is scheduled for launch in mid-2012.

The international focused part of our satellite fleet is comprised of five owned FSS satellites: Anik F1, Telstar 11N, Telstar 12, Telstar 14/Estrela do Sul and Telstar 18. We also have one additional international satellite, Telstar 14R, which is currently under construction and is expected to be operational in the second half of 2011.

We also operate thirteen satellites for third parties: two Mobile Satellite Services (“MSS”), satellites, one for SkyTerra LP and one for SkyTerra Canada; four satellites for SIRIUS XM Radio; one satellite for WildBlue; three satellites for EchoStar; one for TerreStar Networks, one satellite for XTAR, an affiliate of Loral; and one satellite for MacDonald, Dettwiler and Associates.

We believe our global satellite fleet, access to our desirable orbital locations and strong relationships with our customers underpin our established, predictable core business, and provide us with the opportunity to capitalize on the growth drivers in the satellite industry and the markets we serve.

Industry Overview and Trends

We compete in the market for the provision of voice, data, video and Internet connectivity services worldwide. Services of this type are provided using various technologies, including satellite networks. We currently operate in the FSS sector of the satellite industry. Operators in the FSS sector provide communications links between fixed points on the earth’s surface, referred to as point-to-point services, and from one point to multiple points, referred to as point-to-multipoint services. Over the last several years, deregulation and privatization have significantly reshaped the FSS sector. In addition, the sector has undergone consolidation, with regional and national operators being acquired by larger companies or seeking to partner with other providers.

Satellite Systems and Frequencies

A generic satellite system consists of a space segment and an earth segment. The “space segment” is comprised of the satellites and the tracking, telemetry and command (“TT&C”) systems and facilities used to control and monitor the satellites. The “earth segment” is made up of all of the communication earth stations and other devices that access operational satellites. A satellite has two primary components: the communications payload and the spacecraft bus. In its simplest form, the communications payload consists of the antennas and transponders which receive the signals from earth at one frequency, amplify them, and transmit them back to earth at a different frequency. The spacecraft bus is essentially comprised of all of the non-communications equipment, including the electrical and TT&C subsystems, the propulsion and thermal subsystems and the spacecraft structure itself.

Geosynchronous satellites circle the earth from orbital locations approximately 22,300 miles (35,700 kilometers) above the equator. The speed at which they orbit the earth corresponds to the speed of the earth’s rotation. As a result, each geosynchronous satellite in essence “blankets” a fixed geographic area with its signals, and an earth station antenna on the ground can communicate continuously with a particular satellite if it is pointed to, and has an unobstructed view of, that satellite’s orbital location. An individual satellite can be designed to communicate with major landmasses via large, geographically dispersed beams, to focus its coverage more specifically on particular markets or regions through regional or spot beams, or to use a portion of its total capacity for each type of coverage.

The most common frequency bands that satellites use to provide commercial communications services are:

•	C-band. These frequencies were the first to be exploited for commercial communications satellites. C-band frequencies have longer wavelengths than Ku-band or Ka-band frequencies and therefore are less susceptible to atmospheric absorption. However, regulatory limits on satellite transponder power make it necessary to use larger earth station antennas, typically two to six meters in diameter, relative to Ku-band or Ka-band. In most countries, the C-band frequencies are shared with terrestrial microwave users and therefore each earth station must be individually frequency coordinated to prevent interference between the two services. Typical C-band applications include broadcast video transmission, programming distribution to cable operators, telecommunications services, and a broad range of government services.

•	Ku-band. These frequencies have shorter wavelengths than C-band. In most of the Americas, the Ku-band is not shared with other services, which allows more powerful satellite transponders, thereby allowing customers to use smaller antennas, typically 45 to 180 centimetres in diameter. Frequency coordination of individual earth stations is not required. The Ku-band spectrum is split into two main segments: the FSS portion and the Broadcast Satellite Service (“BSS”) (known in the United States, and sometimes referred to in this report, as “DBS”) portion. The BSS portion is intended for the provision of broadcast signals directly to the end user. The FSS portion is used for a variety of purposes. Small earth station antennas make it well suited for transportable services and enterprise VSAT networks, since the reduced antenna size makes it substantially easier and less expensive to install a network than is the case with C-band. The FSS portion may also be used for DTH services, albeit with greater constraints on signal throughput and larger antennas.
•	Ka-band. These frequencies have the shortest wavelength of the three principal commercial fixed satellite bands and are most affected by atmospheric absorption. The short wavelength facilitates the creation of multiple spot beams each of which concentrates the satellite power into a smaller geographic area. In Canada and the United States, the Ka-band frequencies are not shared with terrestrial services and earth stations need not be individually coordinated. Spot beam Ka-band satellites are well suited for two-way broadband services such as high-speed Internet access from homes and small businesses. Currently, Ka-band is not as widely utilized as C-band or Ku-band, but Ka-band use is increasing. Our Anik F2 satellite was the first satellite to be used commercially for Ka-band direct-to-home Internet services.

Satellite Communication Benefits

Satellite operators compete with terrestrial network operators (e.g., cable, DSL, fiber optic, microwave broadcasting and VHF/UHF broadcasts) in the market for video, data and voice communication services. We believe that satellite services have several advantages over these competing communication platforms, including:

•	the ability to provide ubiquitous coverage over a large geographic region allowing for the addition of sites at a lower marginal cost. Unlike cable and fiber lines, satellites can readily provide broadcast and communication services over large areas and to remote locations where the population density may not be high enough to warrant the expense of building a terrestrial-based communications network;
•	the ability to bypass shared and congested terrestrial links, further enhancing network performance;
•	ease and speed of service provision through a one-stop-shop solution. In cases where a terrestrial-based communications network does not reach 100% of a customer’s sites, a satellite-based network that covers the entire area may provide a complete solution for the customer; and
•	sufficient bandwidth for new technologies and video and data offerings, such as HDTV.

Terrestrial alternatives, such as fiber optic cable, are superior to satellite in some circumstances and can be used in conjunction with satellite to provide a hybrid network that takes advantage of the inherent abilities of both technologies. Generally, in areas well-served by terrestrial networks or for point-to-point communications, terrestrial alternatives may have a cost advantage, while more dispersed, point-to-multipoint communications may be better served by satellite. See “Business overview — Competition” for additional information about terrestrial based-services.

Satellite Services

Satellite services can be used for a variety of content distribution, data communications and other applications:

•	TV Programming Distribution: Throughout the world, the primary method for delivering television programming to cable and other terrestrial networks is via satellite. The ability to uplink the content once, and distribute it to thousands of cable headends and other video aggregation facilities over broad geographic areas makes satellite technology a compelling value for distributors of television programming because the cost of distribution is often based on the amount of content being distributed, irrespective of the number of receive sites or the distance from the uplink sites to the receive sites.
•	Direct-To-Home Video: The same dynamics that make satellite technology ideal for distributing television programming to terrestrial networks also makes it ideal for delivering television programming directly to consumers using smaller antennas, or satellite dishes, and Ku-band satellite capacity. This is known as “Direct-To-Home” or “DTH” video broadcasting.
•	Enterprise Services: By combining satellites with ground based infrastructure such as teleports that transmit signals to, and receive signals from, satellites, satellite network services operators are able to provide enterprises and governments with rapid and reliable communications solutions.

Enterprise services are generally provided via either point-to-point links which directly connect two locations, or via VSAT networks which use small user antennas to connect multiple locations either to each other or to a central site. A VSAT network consists of many VSAT remote sites and a central hub with a large antenna that transmits signals to, and receives signals from, the remote sites.

VSATs are used for a wide variety of purposes:

•	Transaction processing and data transfer: VSAT networks can be used by retail chains for rapid credit card authorization and inventory control, by banks to connect automated teller machines to processing computers, and by news agencies to disseminate news and financial information on a timely basis.
•	Corporate communications and internet access: In the developing world, terrestrial networks may be unavailable, unreliable or more expensive than satellite networks, and satellite technology may be the only available means of international communication. Satellite networks often provide the only way for businesses in the oil and gas, mining and forestry industries to reach their remote locations. Even in regions where developed terrestrial infrastructure exists, VSAT networks may be the preferred option for creating a single corporate network without the complexity, operational difficulties and risks inherent in linking multiple terrestrial networks that serve different geographic areas.
•	Maritime and aeronautical communications: As bandwidth needs on planes and cargo, cruise and military ships increase, FSS applications play a growing role in satisfying these requirements.

Government Services.  Governments use satellite services to address many of the same communications requirements as commercial enterprises. In addition, satellites are well suited to meet government requirements for security (satellite networks bypass local terrestrial networks allowing for governments to operate more securely outside of their home countries), and communicating with ships, military transportables and unmanned aerial vehicles. Using satellite networks, governments can quickly and easily bring up and turn down sites around the globe for intelligence and defense requirements, for communicating with ships at sea, and for bringing both basic and advanced communication services to rural and remote areas.

Supply and Demand Dynamics for Fixed Satellite Services

Satellite operators typically lease or sell capacity on their satellites to customers who use the capacity for their own communications requirements or to provide satellite-based services to customers further down the distribution chain.

Demand for satellite capacity is primarily driven by: economic growth, both generally and within a particular geographic area; growth in product or service markets; growth in demand for bandwidth-intensive applications, such as broadband Internet services and high-definition television; technical advancements, in terms of either satellite throughput or terrestrial components such as VSAT networks and satellite dishes, with less expensive and more capable technologies allowing customers’ businesses to grow; and improved regulatory access to new and existing markets. Events of a shorter-term nature, such as major sporting events or news events, also influence demand.

The supply of satellite capacity is determined by the availability of existing capacity and the launch of new satellites serving a particular region. Satellite capacity supply is impacted by the significant resource, financial, regulatory and other barriers to entry that characterize the satellite services industry. There are a limited number of orbital locations and limited radio frequency spectrum available to commercial communications satellite operators. As a result, a limited number of satellites can be placed into service over any particular geographic area. New entrants must face the significant capital costs of procuring a satellite and must maintain the financial and highly specialized technical resources required to operate a satellite system and market its services. Other regulatory requirements must also be satisfied before a new entrant can provide services to, from, or within a specific country.

Available supply of satellite capacity varies significantly by region, frequency and customer requirements. Existing FSS and DBS providers that already have access to the best orbital locations have a significant competitive advantage over potential new entrants. With respect to video distribution, “neighborhoods” develop where many thousands or even millions of cable headends or consumer satellite dishes are pointed at a specific orbital location or locations. Due to the often prohibitive cost of re-pointing dishes, video distribution networks have a strong preference for securing expansion satellite capacity from satellites located at the orbital location(s), or neighbourhoods, to which their or their customers satellite dishes are pointed.

The FSS industry has experienced substantial consolidation and ownership changes in recent years, including private equity participation over the last approximately five years in many of the industry’s most significant companies. Further consolidation may result in reduced supply in the future as operators, in an effort to improve asset utilization and reduce capital expenditures, seek to eliminate excess capacity in their enlarged combined fleets. In addition, investment in new satellite capacity may also be reduced as a result of the higher debt levels of satellite operators owned by financial investors, which may direct cash flow towards debt reduction and away from investment in new and replacement satellites.

Competitive Strengths

Our business is characterized by the following key competitive strengths:

Leading Global FSS Operator

We are the fourth largest FSS operator in the world and the largest in Canada, with a strong and growing business. We have a leading position as a provider of satellite services in the North American video distribution market. We provide services to both of the major DTH providers in Canada, Bell TV and Shaw Direct, who together have approximately 2.8 million subscribers, as well as to EchoStar (Dish Network) for the United States DTH market. Our international satellites are well positioned in emerging, high growth markets and serve high value customers in those markets. Telstar 11N provides service to American, European and African regions and aeronautical and maritime markets of the Atlantic Ocean Region. Telstar 12 provides intercontinental connectivity from the Americas to the Middle East. Telestar 14 offers high powered coverage of the Americas, the Gulf of Mexico, the Caribbean and the North Atlantic Ocean Region (“NAOR”). Telstar 18 delivers video distribution and contribution throughout Asia and offers connectivity to the US mainland via Hawaiian teleport facilities. Our current enterprise services customers include leading telecommunications service providers as well as a range of network service providers and integrators, who provide services to enterprises, governments and international agencies and multiple ISPs.

Blue Chip Customer Base

We offer our broad suite of satellite services to more than 400 customers worldwide, which include some of the world’s leading television broadcasters, cable programmers, DTH service providers, ISPs, telecommunications carriers, corporations and government agencies. Over 40 years of operation, we have established long-term, collaborative relationships with our customers and have developed a reputation for creating innovative solutions and providing services essential for our customers to reach their end users. Our customers represent some of the strongest and most financially stable companies in their respective industries. These customers frequently commit to long-term contracts for our services, which enhances the predictability of our future revenues and cash flows and supports our future growth. Our customers include:

Broadcast:	North American DTH providers Bell TV, Shaw Direct and EchoStar (DISH Network), and leading telecommunications and media firms such as NBC Universal, Chellomedia Programming and Canadian Broadcasting Corporation.
Enterprise:	Bell Canada, NorthwesTel, Lockheed Martin, Schlumberger OilField UK, Global Crossing and CapRock Communications.
Consulting:	WildBlue, SkyTerra LP, SkyTerra Canada, SIRIUS XM Radio, EchoStar and MacDonald, Dettwiler and Associates

Large Contracted Backlog and Young Satellite Fleet Underpin Anticipated Growth and High Revenue Visibility

Historically, we have been able to generate strong cash flows from our operating activities due to the high operating margins in the satellite industry and our disciplined control of expenses. The stability of our cash flows is underpinned by our large revenue backlog. As of December 31, 2009, we had contracted backlog for future services of approximately $5.5 billion, which represents a multiple of almost seven times revenue for the year ended December 31, 2009. Of the approximately $5.5 billion backlog, we anticipate that approximately 11% will be recognized as revenue in 2010 and the balance to be recognized in 2011 and thereafter. We have been able to generate significant backlog by entering into long-term contracts with our customers, in some cases for all or substantially all of a satellite’s orbital manoeuvre life.

This revenue backlog supports our anticipated growth. A significant proportion of our expected revenue growth is based on currently contracted business with our DTH provider customers for satellites either recently launched or that will be launched in the coming years. In addition to this backlog, we have historically experienced a high proportion of contract renewals with existing customers. Together these two factors have produced ongoing, stable cash flows.

The high quality and young age of our satellite fleet also positively impacts our cash flows as we manage capital expenditures. Our fleet of twelve in-orbit satellites had, as of December 31, 2009, an average of approximately 58% service life remaining, with an average service life remaining of approximately 8.4 years. We calculate these figures using, for each satellite, the lesser of its manufacturers’ end-of-service life or its expected end-of-orbital manouvre life. Two additional satellites, Nimiq 6 and Telestar 14R, are under construction.

Portfolio of Orbital Real Estate

Our satellites generally occupy highly attractive orbital locations that provide distinct competitive advantages given the scarcity of satellite spectrum. Access to these orbital locations, coupled with the high capital intensity of the satellite business, create strong barriers to entry in our markets. We are licensed to occupy a collection of orbital locations that also allows us to serve the Americas. Our international satellites also occupy highly desirable orbital locations that enable broad pan-regional service with interconnectivity between regions, making them attractive for both intra- and inter-regional services and customers.

See “Item 4D. Property, plants and equipment — Our Orbital Locations” for a more detailed description of our orbital locations, the satellites that occupy them and the geographic regions that they serve.

Global Operations Provides Revenue Diversification and Economies of Scale

The combination of our North American broadcast and enterprise services businesses with our international business provides us with diversity in terms of the customers and regions we serve and the service we provide. Our North American business, particularly our broadcast business, drives our backlog, while our international activities give us access to the higher growth markets for satellite services. We benefit from growth in both the broadcast and enterprise services markets due to our strong presence in each. Our global satellite footprint allows us to meet the global requirements of broadcasters, carriers and government users around the world.

Business Strategy

We are committed to continuing to provide the strong customer service and focus on innovation and technical expertise that have allowed us to successfully build our business to date. Building on our large backlog and significant contracted growth, our focus will be on taking disciplined steps to grow our core business and sell our existing satellite capacity, improve our operating efficiency and, in a disciplined manner, use the strong cash flow generated by our existing business, contracted expansion satellite and cost savings to strengthen our business.

Continue to Grow Our Core Business

We believe our satellite fleet offers a strong combination of existing backlog, contracted revenue growth and additional capacity on our existing satellites that provides a solid foundation upon which we will seek to grow our revenues and cash flows. To achieve this growth, we will seek to capture the anticipated increased demand for satellite services and capacity, (i) in the broadcast services market, from broadcast video applications, including DTH services, HDTV, IPTV, and expansion in the number of channels and (ii) in the enterprise services market, from developing market requirements, government services and enterprise network demand.

Follow a Disciplined Satellite Expansion Strategy

With our current satellite fleet we believe we are well positioned to serve our customers and the markets in which we participate. We regularly pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to a substantial amount of capacity at the time the satellite construction contract is signed. We also evaluate the performance of our business on an ongoing basis and may carry out strategic dispositions of assets, including one or more satellites as part of that process.

Increase Cash Flow, Reduce Leverage and Maintain Strong Liquidity Profile

The satellite industry is characterized by a relatively fixed cost base that allows significant revenue growth with relatively minimal increases in operating costs, particularly for sales of satellite capacity. Thus, we anticipate that we can increase our revenues without proportional increases in our operating expenses, allowing us to expand our margins. We expect to continually review all aspects of our business to contain operating costs and improve our operating efficiency. To further enhance our liquidity, at the closing of the Telesat Canada transaction we established a five-year $153 million revolving credit facility that can be used for general corporate purposes including working capital and capital expenditures of which nil million dollars was outstanding at December 31, 2009 (excluding outstanding letters of credit).

Our Services

We earn the majority of our revenues by providing transponder capacity to customers, who use the capacity for their own communications requirements or to provide satellite-based services to customers further down the distribution chain for video and data services. We also earn revenue by providing ground-based transmit and receive services, selling equipment, installing, managing and maintaining satellite networks, and providing consulting services in the field of satellite communications. In this document, we categorize our revenues into: Broadcast, Enterprise Services and Consulting & Other. Business Networks and Carrier are now in Enterprise Services. Revenue from our subsidiaries is now included in the category that corresponds to the services that they provide.

Broadcast:  Our broadcast services business provided approximately 52% of our revenues for the year ended December 31, 2009. These services include:

•	DTH. Both Canadian DTH service providers (Bell TV and Shaw Direct) use our satellites as a distribution platform for their services, delivering television programming, audio and information channels directly to customers’ homes. In addition, our Anik F3 and Nimiq 5 satellites are used by DISH Network for DTH services in the United States.

•	Video Distribution and Contribution. Major broadcasters, cable networks and DTH service providers use our satellites for the full-time transmission of television programming. Additionally, we provide certain broadcasters and DTH service providers bundled, value-added services that include satellite capacity, digital encoding of video channels and uplinking and downlinking services to and from our satellites and teleport facilities. Telstar 18 delivers video distribution and contribution throughout Asia and offers connectivity to the US mainland via Hawaiian teleport facilities. Our Telstar 12 satellite is also used to transmit television services. In both Brazil and Chile, we provide video distribution services on Telstar 14/Estrela do Sul.
•	Occasional Use Services. Occasional use services consist of satellite transmission services for the timely broadcast of video news, sports and live event coverage on a short-term basis enabling broadcasters to conduct on-the-scene transmissions using small, portable antennas.

Enterprise Services:  Our enterprise services provided approximately 44% of our revenues for the year ended December 31, 2009. These services include:

Data networks in North America and the related ground segment and maintenance services supporting these networks:  We operate very small aperture terminal, or VSAT, networks in North America, managing thousands of VSAT terminals at customer sites. For some of these customers, we offer end-to-end services including installation and maintenance of the end user terminal, maintenance of the VSAT hub, and provision of satellite capacity. For other customers, we may provide a subset of these services. Examples of North American data network services include point of sale services for customers in Canada and communications services to remote locations for the oil and gas industry.

International Enterprise Networks:  Our global IP-based network services infrastructure allows us to provide worldwide IP-based terrestrial extension services that allow enterprises to reach all of their locations worldwide — many of which cannot be connected via terrestrial means. In addition, these managed service solutions enable multi-cast and broadcast functionality, as with traditional video broadcast distribution, which take full advantage of satellite’s one-to-many attributes. We are delivering these services to enterprises whose headquarters are typically in the United States or Europe both through terrestrial partners and directly.

Ka-band Internet Services:  We provide Ka-band satellite capacity to Barrett Xplore Inc. and other resellers in Canada who use it to provide two way broadband Internet services in Canada. We also provide Ka-band satellite capacity to WildBlue who uses it to provide similar services in the United States.

Telecommunication carrier services:  We provide satellite capacity and end-to-end services for data and voice transmission to telecommunications carriers located throughout the world. These services include (i) connectivity and voice circuits to remote locations in Canada for customers such as Bell Canada and NorthwesTel and (ii) space segment capacity and terrestrial facilities for internet backhaul and access, GSM backhaul, and services such as rural telephony to carriers around the world.

Government Services:  The United States Government is the largest single consumer of fixed satellite services in the world, and a significant user of our international satellites. Over the course of several years we have implemented a successful strategy to sell through government service integrators, rather than directly to United States Government agencies. We are also a significant provider of satellite services to the Canadian Government, providing a variety of services from a maritime network for a Canadian Government entity to protected satellite capacity to the Department of National Defence for the North Warning System.

Consulting & Other:  Our consulting and other category provided approximately 4% of our revenues for the year ended December 31, 2009. Our consulting operations allow us to realize operating efficiencies by leveraging our existing employees and the facility base dedicated to our core satellite communication business. With forty years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide, having provided services to businesses and governments in over thirty-five countries across six continents. Currently, our international consulting business provides satellite-related services in approximately eighteen countries.

We benefit from revenue diversity both in terms of the geographic location of our customers, based on the billing address of our customers, and the nature of the services provided. For the year ended December 31, 2009, we derived operating revenues, based on the billing address of the customer, in the following geographic regions:

Year Ended December 31, 2009
(in CAD$ millions)
North America	$652
Asia and Australia	24
Europe, Middle East and Africa	66
Latin America	45

For the year ended December 31, 2009, we derived operating revenues from the following services:

Year Ended December 31, 2009
Broadcast	52%
Enterprise Services	44%
Consulting and Other	4%

Sales and Marketing

We have organized our sales effort by North American Broadcast, North American Enterprise, and International to allow our sales teams to focus on different customer bases that can take advantage of the different types of services enabled by our various satellites. Our account teams typically include an experienced sales executive, supported by an application engineering team that provides both pre-sale and post-sale technical advice and consultation to our customers. Our sales staff is partially compensated based on meeting and exceeding individual revenue quota targets and overall corporate performance.

We sell our services worldwide primarily through a direct sales force located at our headquarters in Ottawa and at our regional offices including our offices in London, Singapore, Sao Paulo, Rio de Janeiro, Bedminster (New Jersey), Rockville (Maryland), Montreal and Toronto.

Contracts

We have generally sold satellite transponder capacity, ground services and end-to-end managed services to our customers using three different contractual arrangements:

•	Service agreements: The most common type of agreement that we have entered into for the provision of satellite capacity, ground services and end-to-end managed services is the service agreement. In our service agreements, a customer commits to purchase a specific type of capacity or service. These service agreements contain terms that are generally consistent with industry practices and, for our North American DTH customers, are often for the entire life of a satellite. Typically, our service agreements can only be terminated by our customers prior to the expiration date in the event of a continued period of service interruption.
•	Transponder purchase and operating services agreements: We have also entered into transponder purchase and operating services agreements with a number of our customers to provide them with access to capacity on Anik F1, Anik F1R, Anik F2, Nimiq 1 and Nimiq 2. We refer to these transponder purchase and operating services agreements as “condominium style” agreements as the customer purchases the transponder on the satellite and then pays us ongoing operating fees for the life of the satellite. Typically, our customers are only entitled to terminate these transponder purchase and operating agreements in the event of a transponder failure. If such an event were to occur, barring a specified degree of negligence or misconduct on our part, our customers may no longer be required to pay us the ongoing operating fees, but would not be entitled to be reimbursed other fees paid by them in connection with the purchase of the transponder. We have not entered into any transponder purchase and operating services agreements since 2005.

•	License agreements: We have also entered into a license arrangement for the majority of the Ka-band capacity on Anik F2. This license agreement provides our customer with the exclusive right to access and use the licensed Ka-band capacity for the life of the satellite. Payment for the license has been received and we have no obligation to reimburse such payment in the event of service interruption.

We plan to sell satellite capacity in the future through service contracts or, in unique circumstances, through exclusive license agreements.

Revenue Backlog

Contracted revenue backlog represents our expected future revenues (without discounting for present value) under all current contractual service agreements, including any deferred revenues that we will recognize in the future in respect of cash already received. The significant majority of this contractual backlog is in respect of service or other agreements for satellite capacity. Our contracted backlog is comprised of all amounts due under a contract through the expiration date. We do not assume a given contract will be renewed beyond its stated expiration date. Contracted backlog is attributable both to satellites currently in orbit and to one satellite, Nimiq 6, currently under construction. As of December 31, 2009, our contracted backlog, including the Nimiq 6 satellite, was approximately $5.5 billion. This amount includes approximately $392 million of customer prepayments that Telesat has already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. In the case of our satellite under construction, Nimiq 6, we would be obligated to return the customer prepayments made under service agreements for that satellite if the launch was to fail. Those repayments would be funded by insurance proceeds, cash on hand and/or funds available under our revolving credit facility. Also, if the launch of Nimiq 6 was significantly delayed, our customer could exercise a right of termination under its service agreement and we may in such instance be obligated to return certain prepayments received from the customer plus interest.

Our actual realized revenues may differ from the revenues we expect to realize based on our contractual backlog, and such differences may be material. See “Item 3D. Risk Factors — Risks Related to Our Business” for a discussion of some of the factors that may affect our revenues.

Patents and Proprietary Rights

As of December 31, 2009, Telesat had eleven patents, all in the United States. These patents expire between 2016 and 2021.

There can be no assurance that any of the foregoing pending patent applications will be issued. Moreover, there can be no assurance that infringement of existing third party patents has not occurred or will not occur. Additionally, because the U.S. and Canadian patent application process is confidential, there can be no assurance that third parties, including competitors, do not have patents pending that could result in issued patents which we would infringe. In such event, to obtain a license from a patent holder, royalties would have to be paid, which would increase the cost of doing business.

Research and Development

Our research and development expenditures are incurred for the studies associated with advanced satellite system designs, and experimentation and development of space, satellite and ground communications products. This also includes the development of innovative and cost effective satellite applications for sovereignty, defense, broadcast, broadband, and enterprise services segments. Telesat has undertaken proof-of-concept interactive broadband technologies trials to support health, education, government and other applications to remote and under-served areas. Telesat continues to research advanced compression and transmission technology to support HDTV and other advanced television services and evaluate technology on behalf of the World Broadcast Union and European Space Agency.

Competition

We are one of three global FSS operators. We compete against other global, regional and national FSS operators and, to a lesser extent, with providers of terrestrial-based communications services.

Fixed Satellite Operators

The other two global FSS operators are Intelsat, Ltd. (“Intelsat”) and SES S.A. (“SES”). We also compete with a number of nationally or regionally focused FSS operators around the world, including Eutelsal S.A. (“Eutelsat”), the third largest FSS operator in the world.

Intelsat, SES and Eutelsat are each substantially larger than we are in terms of both the number of satellites they have in-orbit as well as their revenues. We believe that Intelsat and its subsidiaries together have a global fleet of over fifty satellites, that SES and its subsidiaries have a fleet of over forty satellites, and that Eutelsat and its subsidiaries have a fleet of over twenty satellites and additional capacity on another four satellites. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, and may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure. In addition, their larger sizes may enable them to devote more resources, both human and financial, to sales, operations, product development, and strategic alliances and acquisitions.

Regional and domestic providers:  We also compete against regional FSS operators, including:

•	in Europe, Middle East, Africa: Eutelsat, SES Astra, Arabsat, Nilesat, HellaSat and Turksat;
•	in Asia: AsiaSat, Measat, Thaicom, APT, PT Telkom, and Optus; and
•	in Latin America: Satmex, Star One, Arsat and HispaSat.

A number of other countries have domestic satellite systems that we compete against in those markets.

In Canada, our largest market, Ciel, whose majority equity shareholder is SES, has begun operations in the DBS band, successfully launched Ciel 2 in 2008, and in February 2009 announced that it had begun providing commercial service on Ciel 2 at the 129° WL orbital location. In June 2008, Industry Canada granted Ciel six approvals in principle to develop and operate satellite services in other frequency bands and orbital positions.

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization commitments to liberalize trade in basic telecommunications services. As of January 2010, approximately 78 non-Canadian FSS satellites had been approved by Industry Canada for use in Canada.

Terrestrial Service Providers

Providers of terrestrial-based communications services compete with satellite operators. Increasingly, in developed and developing countries alike, governments are providing funding and other incentives to encourage the expansion of terrestrial networks resulting in increased competition for FSS operators.

Consulting Services

The market for satellite consulting services is generally comprised of a few companies qualified to provide services in specific areas of expertise. Our competitors are primarily United States and European-based companies.

Government Regulation

Canadian Regulatory Environment

The Telesat Divestiture Act

Telesat Canada was established by the Government of Canada in 1969 under the Telesat Canada Act. As part of the Canadian government’s divestiture of its shares in Telesat Canada, pursuant to the Telesat Canada Reorganization and Divestiture Act (1991), or the Telesat Divestiture Act, Telesat Canada was continued on March 27, 1992 as a business corporation under the CBCA, the Telesat Act was repealed and the Canadian government sold its shares in Telesat Canada. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and that its affairs cannot be wound up unless authorized by an Act of Parliament. See “Item 3D. Risk Factors — Risks Related to the Notes — Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of the notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.” In addition, Telesat Canada and its shareholders and directors cannot apply for Telesat Canada’s continuation in another jurisdiction or dissolution unless authorized by an Act of Parliament.

Telecommunications Regulation

We are subject to regulation by government authorities in Canada, the United States and other countries in which we operate and are subject to the frequency and orbital location coordination process of the ITU. Our ability to provide satellite services in a particular country or region is subject also to the technical constraints of our satellites, international coordination, local regulation including as it applies to securing landing rights and licensing requirements.

The Telecommunications Act

Telesat Canada is a Canadian carrier under the Telecommunications Act (Canada), or the Telecom Act. The Telecom Act authorizes the Canadian Radio-Television and Telecommunications Commission (“CRTC”) to regulate various aspects of the provision of telecommunications services by us and other telecommunications service providers. Since the passage of the Act in 1993, the CRTC has gradually forborne from regulating an increasing number of services provided by regulated companies. As of March 1, 2000, coincident with the end of Telesat Canada’s FSS monopoly in Canada (described below), the CRTC abandoned rate-of-return regulation of our FSS services and no longer requires us to file tariffs in respect of these services. Under the current regulatory regime, we have pricing flexibility subject to a price ceiling of $170,000 per transponder per month on certain full period FSS services offered in Canada under minimum five-year arrangements. DBS services offered within Canada are also subject to CRTC regulation, but have been treated as distinct from its FSS services and facilities. To date, we have sought and received CRTC approval of customer agreements relating to the sale of capacity on all Nimiq DBS satellites, including the rates, terms and conditions of service set out therein. Section 28(2) of the Telecom Act provides that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada.

Radiocommunication Act

Our operations are also subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act (Canada). Industry Canada has the authority to issue licenses, establish standards, assign Canadian orbital locations, and plan the allocation and use of the radio frequency spectrum, including the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for Industry Canada has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. Our licenses to operate the Anik and Nimiq satellites require us to comply with research and development and other industrial and public benefit commitments, to pay annual radio authorization fees, to provide all-Canada satellite coverage and to comply with foreign ownership restrictions.

To date, Industry Canada and the CRTC have taken the position that we are subject to certain Canadian foreign ownership and control restrictions which are set out in the Telecommunications Act, the Radiocommunication Act and the regulations under each, and in Industry Canada policies.

Industry Canada traditionally licensed satellite radio spectrum and associated orbital locations on a first-come, first-served basis. Currently, however, a competitive licensing process is employed for certain spectrum resources where it is anticipated that demand will likely exceed supply, including the licensing of certain FSS and BSS orbital locations and associated spectrum resources. Authorizations are granted for the life of a satellite although radio licenses (e.g., FSS licenses) are renewed annually. As a result of policy concerns about the continuity of service and other factors, there is generally a strong presumption of renewal provided license conditions are met.

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization (“WTO”) commitments to liberalize trade in basic telecommunications services, with the exception of DTH television services provided through FSS or DBS facilities. Satellite digital audio radio service markets were also closed to foreign entry until 2005. In September 2005, the Canadian Government revised its satellite-use policy to permit the use of foreign-licensed satellites for digital audio radio services in Canada. Further liberalization of the policy may occur and could result in increased competition in Canadian satellite markets. See “Business Overview — Competition” for more information about our competitors in the Canadian satellite market.

Section 28(2) of the Telecommunications Act (Canada) legislates that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada. Third parties have a right to petition the CRTC for reallocation of satellite capacity and on three occasions between 1997 and 2001 a customer or potential customer has made such a petition, in one case succeeding in blocking our ability to “claw back” transponder capacity in accordance with a contract with that customer. The exercise by the CRTC of its rights under section 28(2) of the Telecommunications Act could affect our relationship with existing customers, which could have a material adverse effect on our results of operations, business prospects and financial condition.

Contribution Collection Mechanism

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges based on their Canadian telecommunications service revenues, minus certain deductions (e.g., retail Internet and paging revenues, terminal equipment sales and inter-carrier payments). The contribution rate varies from year to year. It was initially set at 4.5% of eligible revenues but was significantly reduced in subsequent years. The rate for 2009 was 0.81%.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the United States.

We have chosen to operate our U.S.-authorized satellites on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual fees to defray the FCC’s regulatory expenses. Annual and quarterly status reports must be filed with the FCC for interstate/international telecommunications and we must contribute funds supporting the FCC’s Universal Service Fund (“USF”) with respect to eligible United States telecom revenues on a quarterly and annual basis. The USF contribution rate is adjusted quarterly and is currently set at 14.1% for the first quarter of 2010. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only).

The FCC currently grants satellite authorizations on a first-come, first-served basis to applicants who demonstrate that they are legally, technically and financially qualified, and that the public interest will be served by the grant. Under licensing rules, a bond must be posted for up to US$3 million when an FSS satellite authorization is granted. Some or the entire amount of the bond may be forfeited if there is failure to meet any of the milestones for satellite construction, launch and commencement of operations. According to current licensing rules, the FCC will issue new satellite licenses for an initial fifteen-year term and will provide a licensee with an “expectancy” that a subsequent license will be granted for the replacement of an authorized satellite using the same frequencies. At the end of the 15 year term, a satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time subject to certain restrictions.

Telesat has through its U.S. subsidiary, Skynet Satellite Corporation, FCC authorization for two existing U.S.-licensed satellites: Telstar 12 which operates in the Ku band at 15 WL, and Telstar 11N which operates in the Ku-band at 37.55 WL.

To facilitate the provision of FSS in C- and Ku-band frequencies in the United States market, foreign licensed operators can apply to have their satellites placed on the FCC’s Permitted Space Station List. Our Anik F1, Anik F1R, Anik F2, Anik F3 and Telstar 14/Estrela do Sul satellites are currently on this list. The FCC Order placing Anik F2 on the list also approved Telesat Canada’s application to use Ka-band capacity on this satellite to provide two-way broadband communications services in the United States.

The United States made no WTO commitment to open its DTH, DBS or digital audio radio services to foreign competition, and instead indicated that provision of these services by foreign operators would be considered on a case-by-case basis, based on an evaluation of the effective competitive opportunities open to United States operators in the country in which the foreign satellite was licensed (i.e., an ECO-sat test) as well as other public interest criteria. While Canada currently does not satisfy the ECO-sat test in the case of DTH and DBS service, the FCC has found, in a number of cases, that provision of these services into the United States using Canadian-licensed satellites would provide significant public interest benefits and would therefore be allowed. In cases involving us, United States service providers Digital Broadband Applications Corp., DIRECTV and EchoStar have all received FCC approval to access Canadian-authorized satellites under Telesat’s direction and control in Canadian-licensed orbital locations to provide DTH-FSS or DBS service into the United States.

The approval of the FCC for the Telesat Canada acquisition and the Skynet Transaction was conditioned upon Telesat Holdings’, Telesat Interco’s and Loral Skynet’s compliance with commitments made to the Department of Justice, the Federal Bureau of Investigation and the Department of Homeland Security relating to the availability of certain records and communications in the United States in response to lawful United States law enforcement requests for such access.

The export of United States-manufactured satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations.

In 1999, the United States State Department published amendments to the International Traffic in Arms Regulations (“ITAR”) which included satellites on the list of items requiring export licenses. These provisions have limited our access to technical information and have had a negative impact on our international consulting revenues.

If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the United States, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as required to fulfill existing contracts. If we do not maintain our existing authorizations or obtain necessary future authorizations under the trade sanctions laws and regulations of the United States, we may not be able to provide satellite capacity and related administrative services to certain countries subject to U.S. sanctions. Our ability to acquire new United States-manufactured satellites, procure launch services and launch new satellites, operate existing satellites, obtain insurance and pursue our rights under insurance policies or conduct our satellite-related operations and consulting activities could also be negatively affected if we and our suppliers are not able to obtain and maintain required U.S. export authorizations.

Brazil Regulatory Environment

The Brazilian national telecommunications agency, ANATEL, has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate a Ku-band FSS satellite at the 63° WL orbital location. In December 2008, TBCS entered into a new 15-year Concession Agreement with ANATEL which requires TBCS to dedicate a minimum amount of bandwidth to serve only Brazil until May 2014. After May 2014, this requirement will be removed. The Concession Agreement obligates TBCS to operate the satellite in accordance with Brazilian telecommunications law and contains provisions to enable ANATEL to levy fines for failure to perform according to the Concession terms. Brazil also has a Universal Service Fund (“FUST”) to subsidize the cost of telecommunications service in Brazil. The sale of “bare transponder capacity” in Brazil, however, which is TBCS’ primary business, is not considered a telecommunications service and revenues from such sales are not assessable for contributions to the fund.

Tonga Regulatory Environment

We, through our subsidiary Telesat Satellite LP, own Telstar 18, which operates at the 138° EL orbital location under an agreement with APT, which has been granted the right to use the 138° EL orbital location by The Kingdom of Tonga. APT is the direct interface with the Tonga regulatory bodies. Because we have gained access to this orbital location through APT, there is greater uncertainty with respect to our ability to maintain access to this orbital location for replacement satellites.

Landing Rights and Other Regulatory Requirements

In addition to regulatory requirements governing the use of orbital locations, most countries regulate transmission signals to, and for uplink signals from, their territory. Telesat has landing rights in more than 140 countries worldwide.

International Regulatory Environment-International Telecommunication Union

The ITU is responsible for allocating the use by different countries of a finite number of orbital locations and radio frequency spectrum available for use by commercial communications satellites. The ITU Radio Regulations set forth the processes that governments must follow to secure rights to use orbital locations and the obligations and restrictions that govern such use. The process includes, for example, a “first in time, first in right” system for allocating most orbital locations and time limits for bringing orbital locations into use.

The Canadian, United States and other governments have rights to use certain orbital locations and frequencies. Telesat has been authorized to use certain orbital locations and frequencies in addition to those used by our current satellites. Under the ITU Radio Regulations, the filing government (through the satellite operator the government in question has authorized) must begin using these orbital locations and frequencies within a fixed period of time, or lose their priority rights. As a result, the orbital location and frequencies likely would become available for use by another government and satellite operator.

The ITU Radio Regulations also govern the process used by satellite operators to coordinate their operations with other satellites, so as to avoid harmful interference. Each member state is required to give notice of, coordinate, and register its proposed use of radiofrequency assignments and associated orbital locations with the ITU Radiocommunications Bureau (the “ITU-BR”).

Once a member state has filed with the ITU-BR its proposed use of a given frequency at a given orbital location, other member states notify that state and the ITU-BR of any use or intended use that would conflict with the original proposal. These nations are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If all outstanding issues are resolved, the member state governments notify the ITU-BR that coordination has been successfully completed, which is a requirement for the frequency use to be entered into the ITU’s Master Register (“MIFR”). Registered satellite networks are entitled under international law to interference protection from subsequent or nonconforming uses. A state is not entitled to invoke the protections in the ITU Radio Regulations against harmful interference if that state decided to operate a satellite at the relevant orbital location without completing the coordination process.

Under the ITU Radio Regulations, a country that places a satellite or any ground station into operation without completing coordination and notification would be vulnerable to interference from other systems and might have to alter the operating parameters of its satellite network if the ITU found that the satellite caused harmful interference to other users already entered in the MIFR.

Some of our satellites have been coordinated and registered in the MIFR and therefore enjoy priority over all later-filed requests for coordination and any non-conforming uses. In other cases, entry into the MIFR is still pending. In some of the cases where entry into the MIFR is pending, there are operators that maintain that they have priority over our satellites and we continue to discuss coordination issues with these and other operators and may need to make additional concessions in connection with future coordination efforts which, in turn, could have a material adverse impact on our financial condition, as well as on the value of our business. The failure to reach an appropriate arrangement with such satellite operators may render it impossible to secure entry into the MIFR and result in substantial restrictions on the use and operations of our existing satellites at their orbital locations. In the event disputes arise during the coordination process or thereafter, the ITU Radio Regulations do not contain a mandatory dispute resolution mechanism or an enforcement mechanism. Rather, the rules invite a consensual dispute resolution process for parties to reach a mutually acceptable agreement. Neither the rules nor international law provide a clear remedy for a party where this voluntary process fails.

Although non-governmental entities, including us, participate at the ITU, only national administrations have full standing as ITU members. Consequently, we must rely on the government administrations of Canada, the United States, Brazil and the United Kingdom (respectively, Industry Canada, the FCC, ANATEL and OFCOM) to represent our interests there, including filing and coordinating our orbital locations within the ITU process and with the national administrations of other countries, obtaining new orbital locations, and resolving disputes through the consensual process provided for in the ITU’s rules. See “Item 3D. Risk Factors — Risks Related to Our Business” for a discussion on how the international regulatory environment may affect our revenues.

Capital Expenditures

For a description of our principal capital expenditures during the past three fiscal years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures.”

Property

We own or lease, as described, the satellites and other property identified under “Item 4D. Property, plants and equipment — In-Orbit Satellites”, “Item 4D. Property, plants and equipment — Rights to Other Satellites” and “Item 4D. Property, plants and equipment — Satellite Operations and Related Facilities — Satellite Control Centre and Teleport/Earth Station Facilities.”

C. Organizational structure.

Our corporate structure is as follows:

(1)	PSP holds 30% of the shares eligible to vote for directors; the remaining 36 2/3% of shares eligible to vote for directors is held by two independent individuals.
(2)	Telesat LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Telesat Canada and exists primarily for the purpose of serving as a co-issuer of Telesat Canada’s 11% senior notes due November 1, 2015 and 12.5% senior subordinated notes due November 1, 2017 and co-borrower under our senior secured credit facilities.

D. Property, plants and equipment.

In-Orbit Satellites

Our North American focused fleet is comprised of three owned FSS satellites, Anik F1R, Anik F2 and Anik F3, and four owned direct broadcast services, or DBS, satellites, Nimiq 1, Nimiq 2, Nimiq 4 and Nimiq 5. Our international fleet is comprised of five owned FSS satellites, Anik F1, Telstar 11N, Telstar 12, Telstar 14/Estrela do Sul and Telstar 18.

Our operations and engineering personnel are actively involved in all stages from the design through the deorbiting of the satellites that we procure. Our personnel work directly with our contractors at the contractor’s site to provide technical input and monitor progress during the satellite’s design, construction and launch phases. Our personnel operate all of our owned satellites throughout the service life of the satellite. Our close monitoring of earth station operations and around-the-clock satellite control and network operations support ensure timely corrections when problems occur. In addition, we have in place contingency plans, which we review on a regular basis, for technical problems that may occur during the service life of a satellite. We also work closely with earth station manufacturers to test and implement the earth stations that we procure, and to resolve technical problems as they arise.

The table below summarizes selected data relating to our owned in-orbit satellite capacity as of December 31, 2009:

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of- Orbital Manoeuvre Life(1)	Our Transponders			Hosted Transponders L-band(3)
					C-band(2)	Ku-band(2)	Ka-band		Model
Nimiq 1	91.1° WL Canada, Continental United States	May 1999	2011	2024	—	32@24MHz	—	—	A2100 AX (Lockheed Martin)
Nimiq 2(4)	91.1° WL Canada, Continental United States	December 2002	2015	2021	—	11@24MHz		—	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	September 2008	2023	2027		32@24MHz	8@54MHz		E3000 (EADS Astrium)
Nimiq 5	72.7|Ao WL Canada, Continental United States	September 2009	2024	2035		32@24MHz			SS/L 1300
Anik F1(5)	107.3|Ao WL South America	November 2000	2016	2016	12@36MHz (S. America)	16@27MHz (S. America)	—	—	BSS702 (Boeing)
Anik F2	111.1° WL Canada, Continental United States	July 2004	2019	2027	24@36MHz	32@27MHz	31@56/112MHz 6@500MHz 1@56/112MHz	—	BSS702 (Boeing)
Anik F1R(3)	107.3° WL North America	September 2005	2020	2023	24@36MHz	32@27MHz	—	2@20MHz	E3000 (EADS Astrium)
Anik F3	118.7° WL Canada, Continental United States	April 2007	2022	2026	24@36MHz	32@27MHz	2@75MHz (500MHz)	—	E3000 (EADS Astrium)
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	February 2009	2024	2026		39@27/ 54MHz			SS/L 1300
Telstar 12(6)	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	October 1999	2012	2016	—	37@54MHz	—	—	SS/L 1300
Telstar 14/ Estrela do Sul	63° WL Brazil And portions of Latin America, North America, Atlantic Ocean	January 2004	2019	2011	—	9@72MHz 9@36MHz 2@28MHz 1@56MHz	—	—	SS/L 1300
Telstar 18(7),(8)	138° EL India, South East Asia, China, Australia And Hawaii	June 2004	2017	2018	17@36MHz 1@54MHz	6@54MHz 1@40MHz	—	—	SS/L 1300

(1)	Our current estimate of when each satellite will be decommissioned, taking account of anomalies and malfunctions the satellites have experienced to date and other factors such as remaining fuel levels, consumption rates and other available engineering data. These estimates are subject to change and it is possible that the actual orbital manoeuvre life of any of these satellites will be shorter than we currently anticipate. Further, it is anticipated that the payload capacity of each satellite may be reduced prior to the estimated end of orbital manoeuvre life. For example, we currently anticipate that we will need to commence the turndown of transponders on Anik F1 in 2011, as a result of further degradation in available power. See “Item 3D. Risk Factors — Risks Related to Our Business — The actual orbital manoeuvre lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital manoeuvre lives.”
(2)	Includes the DBS Ku-band, extended C-band and extended Ku-band in certain cases.
(3)	We do not provide service in the L-band. The L-band payload is licensed to our customer by the FCC.

(4)	It is expected that the available capacity on Nimiq 2 will be reduced over time as a result of power system limitations due to malfunctions affecting available power. The number of Ku-band transponders stated above refers to the number of active saturated Ku-band transponders as of December 31, 2009.
(5)	Anik F1’s orbital manoeuvre life is constrained by power availability.
(6)	Telstar 12 has thirty-eight 54MHz transponders. Four of these transponders are leased to Eutelsat to settle coordination issues, and we lease back three of these transponders.
(7)	Includes 16.6MHz of C-band capacity provided to the Government of Tonga in lieu of a cash payment for the use of the orbital location.
(8)	The satellite carries additional transponders (the “APT transponders”), not shown on the table, as to which APT has a prepaid lease through the end of life of the satellite in consideration for APT’s funding a portion of the satellite’s cost. This transaction was accounted for as a sales-type lease, because substantially all of the benefits and risks incident to the ownership of the leased transponders were transferred to APT. We have agreed with APT among other things that if we are able to obtain the necessary approvals and licenses from the U.S. government under U.S. export laws, we would transfer title to the APT transponders on Telstar 18 to APT, as well as a corresponding interest in the elements on the satellite that are common to or shared by the APT transponders and our transponders. Telesat acquired two transponders from APT for an additional payment in August 2009.

Nimiq Satellites

A number of LM A2100 series of satellites have suffered similar in-orbit failures of circuits on their solar arrays. Lockheed Martin has determined that Nimiq 1 and Nimiq 2 are in the family of spacecraft that is susceptible to this anomaly.

In July 2008, Nimiq 1 suffered a solar array circuit failure. In October 2009, Nimiq 1 experienced a further solar array circuit failure, resulting in a reduction of total available power. At this time, the solar array power is expected to support operations through the end of Nimiq 1’s manufacturer’s end-of-service life.

In February 2003, Nimiq 2 experienced an anomaly affecting the available power on the satellite. Lockheed Martin, the satellite’s manufacturer, concluded the most likely cause of this anomaly was an electrical short-circuit caused by foreign object debris located in a single power-carrying connector. As a result of this anomaly, the south solar array power cannot be recovered. At the time of this anomaly, Nimiq 2 was insured. During the third quarter of 2003, we successfully settled with our insurers a claim for the loss valued at US$49.8 million; 50% of the proceeds were paid to our customer.

In September 2006, Nimiq 2 experienced a failure of a solar array circuit, resulting in a reduction of available power. In March 2009, Nimiq 2 experienced a failure of an additional solar array circuit, resulting in further reduction in available power. Presently, we are able to support eleven of Nimiq 2’s thirty-two Ku-band transponders operating at saturation; however, it is currently expected that the available capacity will be reduced over time. There is insufficient power to operate the Ka-band payload carried by the satellite (which consists of two transponders) and these transponders are no longer active.

In April 2005, another satellite operator reported that a satellite of the same series as Nimiq 2 suffered a solar array anomaly that resulted in the complete loss of one array and a corresponding 50% reduction in available satellite power. Lockheed Martin, the manufacturer, has traced the most likely cause of this failure to a component on the solar array drive. Unlike Nimiq 1, Nimiq 2 has this component in its remaining functioning solar array. If this same component failed on the functioning array of Nimiq 2, this would result in a total loss of the satellite which could have a material adverse effect on our business.

Anik Satellites

Anik F1 was designed with the capability to cover both North America and South America from the 107.3° WL orbital location. In August 2001, Boeing, the manufacturer of the Anik F1 satellite, advised us of a gradual decrease in available power on-board the satellite. Boeing investigated the cause of the power loss and reported that the power will continue to degrade resulting in a shorter orbital manoeuvre life for Anik F1. We procured a replacement satellite, Anik F1R, which was launched in 2005. The North American traffic on Anik F1 was transferred to Anik F1R. We now use Anik F1 to provide coverage of South America only. In December 2002, Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies. See “Item 8A. Consolidated Statements and Other Financial Information — Legal Proceedings” for a

more detailed description of Telesat’s claim and the proceeding. In November 2006, Telesat commenced arbitration proceedings against Boeing in connection with the Anik F1 power loss. A portion of its claim was in respect of the subrogated rights of its insurers. See “Item 8A. Consolidated Statements and Other Financial Information — Legal Proceedings” for a more detailed description of Telesat’s claim and the proceeding.

We have experienced and continue to experience intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads on Anik F2. Boeing, the manufacturer, has completed its investigation of these anomalies. The majority of these affected units continue to remain in service through modifying operational configurations. In October 2009, the severity of the anomaly in one amplifier required that a spare amplifier be turned on although customer service was not affected. In February 2010, Anik F2 experienced an anomaly with one of its two telemetry transmitters. An investigation is underway to determine the cause and to attempt to restore some level of redundancy. While the failure of a single telemetry transmitter does not impact satellite operations or the service we provide to our customers, in the event we are unable to restore any redundancy and the second telemetry transmitter were to fail we would cease receiving important information from the satellite regarding its position in orbit and health. Without this information our ability to operate the satellite would be adversely effected and were we to experience a further anomaly on the satellite under such circumstances, we could be at significantly greater risk of experiencing a satellite failure and complete loss of service to our customers.

There is a small Ka-band payload on Anik F3 which experienced an anomaly following launch. We have implemented a plan to remedy the effect of this anomaly and the Ka-band payload is now operational. A US$4 million insurance settlement was agreed to in 2008.

Telstar Satellites

Telstar 12 has experienced losses of power from its solar arrays. These losses of power have not resulted in any operational impact or reduction in the number of available transponders to date. The rate of any future solar array degradation and the corresponding number of transponders that may have to be removed from service, if any, cannot be predicted. Therefore the impact on future revenue generation is uncertain. Telstar 12 experienced a loss of one of two command receivers. Full command-receiver redundancy was subsequently restored through the loading of a software upgrade. Telstar 12 has experienced a loss of some redundant equipment that has not impacted satellite operations to date.

Telstar 14/Estrela do Sul (Telstar 14)’s North solar array only partially deployed after launch, diminishing the power and expected orbital manoeuvre life of the satellite. At the end of March 2004, the satellite began commercial service with substantially reduced available transponder capacity and with an expected life reduced to 2011. An insurance claim was filed and paid to Loral in 2005 for these losses. Telstar 14 has experienced a loss of some redundant equipment that has not impacted satellite operations to date.

Telstar 18 has experienced a failure of one of its two telemetry transmitters and an investigation is underway to review options to attempt to restore some level of redundancy. While the failure of a single telemetry transmitter does not impact satellite operations or the service we provide to our customers, in the event we are unable to restore any redundancy and the second telemetry transmitter were to fail we would cease receiving important information from the satellite regarding its position in orbit and health. Without this information our ability to operate the satellite would be adversely effected and were we to experience a further anomaly on the satellite under such circumstances, we could be at significantly greater risk of experiencing a satellite failure and complete loss of service to our customers. Telstar 18 has experienced a loss of some other redundant equipment that has not impacted satellite operations to date.

In general, our satellites are exposed to the potential risk of loss. See “Item 3D. Risk Factors — Risks Related to Our Business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts” for more information about the risks of loss associated with satellite anomalies.

Rights to Other Satellites

In addition, we have rights to the following satellite capacity to end of service life of those satellites:

•	Satmex 5: three 36MHz Ku-band transponders;
•	Satmex 6: two 36MHz C-band transponders; two 36 MHz Ku-band transponders; and

•	Agila 2 (Mabuhay): two 36MHz C-band transponders and five and one half 36MHz Ku-band transponders.

Planned Satellites

We entered into contractual arrangements with SS/L for the construction of Telstar 14R, currently scheduled to be operational in the second half of 2011. Telstar 14R is designed to replace Telestar 14/Estrela do Sul and will have 58 transponder equivalents (36MHz). It will be located at the 63° WL orbital location, and provide coverage of South America, Continental US and the North and Mid-Atlantic Ocean region.

We entered into contractual arrangements with SS/L for the construction of Nimiq 6, currently scheduled to begin operations in mid-2012. Nimiq 6 is designed to have 32 high powered Ku-band transponders and Bell TV has agreed to fully lease this new satellite for its lifetime to serve Bell TV subscribers across Canada.

Potential Future Satellites

We have certain satellite spectrum resources and access to orbital locations as described below, see “Property, plants and equipment — Our Orbital Locations.” These spectrum resources and orbital locations provide us with the opportunity to expand our satellite capacity by procuring and bringing into service new satellites. At this time, we have no committed capital expenditures for new satellites beyond Telstar 14R and Nimiq 6.

Our Orbital Locations

To date, Telesat Canada has been authorized by Industry Canada to operate spacecraft in the following Canadian DBS and FSS orbital locations, each of which is located between the east and west coasts of North America:

DBS
72.5°/72.7° WL	We have Industry Canada approval to use the 72.5° WL DBS orbital location. Nimiq 5 is currently in service at this orbital location. In addition, a satellite owned and used by another satellite operator is currently located in the 72.5° WL orbital location, under our direction and control.
82.0° WL	We have Industry Canada approval to operate at the 82.0° WL DBS orbital location. Nimiq 4 currently occupies this orbital location.

91.0°/91.1° WL	We have Industry Canada to operate at the 91.0° WL DBS orbital location. Currently, Nimiq 1 and Nimiq 2 occupy this orbital location.
FSS
107.3° WL	We have Industry Canada approval for C-band and Ku-band operations at the 107.3° WL orbital location. Anik F1 and Anik F1R currently occupy this orbital location.
111.1° WL	We have Industry Canada approval for C-band, Ku-band and Ka-band at the 111.1° WL orbital location. Anik F2 currently occupies this orbital location.
118.7° WL	We have Industry Canada approval to operate a C-band, Ku-band and Ka-band spectrum at the 118.7° WL orbital location. Anik F3 currently occupies this orbital location.

At the present time, we have satellites that are authorized by the United States, the Kingdom of Tonga, and Brazil to operate in the following FSS orbital locations:

37.55° WL	We have FCC approval to operate Telstar 11N in Ku-band and extended Ku-band at the 37.5° WL orbital location.
15.0° WL	We have FCC approval to operate Telstar 12 in Ku-band and extended Ku-band at the 15° WL orbital location.
63.0° WL	We have ANATEL (Brazil) approval to operate the Telstar 14/Estrela do Sul satellite in Ku-band and extended Ku-band at the 63° WL orbital location.
138.0° EL	APT Satellite Company Limited (“APT”) has an agreement with the Friendly Islands Satellite Communications Company (“TONGASAT”) at 138° EL. We have a sub-license from APT to operate the Telstar 18 Satellite in C-band and Ku-band at this orbital location .

In June 2007, Canada’s Minister of Industry announced that five additional authorizations for orbital spectrum would be awarded to Telesat Canada as follows: for 17 GHz BSS (also known as RDBS) at each of the 72.5° WL, 82° WL and 86.5° WL orbital locations; and for both 17 GHz BSS and Ka-band at the 118.7° WL orbital location. Telesat Canada was subsequently awarded an authorization for extended Ku-band FSS spectrum at the 111.1° WL orbital location. We have also been authorized to use a number of C-, Ku-and Ka-band FSS and 17 GHz DBS orbital locations by the Isle of Man government. There can be no assurance that we will make use of all orbital spectrum available to us. As part of our strategy to expand our existing operations, we routinely seek to develop orbital locations and frequencies available to us.

In general, our satellites are subject to various regulatory authorities and to the rights of other operators. See “Item 3D. Risk Factors — Risks Related to Our Business — Our operations may be limited or precluded by ITU rules or processes and we are required to coordinate our operations with those of other satellite operators,” for more information about these risks.

Satellite Operations and Related Facilities

Satellite Control Centre and Teleport/Earth Station Facilities

Our primary Satellite Control Centre (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates twenty-five satellites. Of that number, twelve are Telesat owned satellites: Anik F1, Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Telstar 11N, Telstar 12, Telstar 14/Estrela do Sul and Telstar 18. Thirteen are satellites that we operate for third parties: one for WildBlue; two MSS satellites — one for SkyTerra LP and one for SkyTerra Canada; four for SIRIUS XM Radio; three for EchoStar; one for XTAR, a Loral affiliate; one for TerreStar Networks and one for MacDonald, Dettwiler and Associates.

The headquarters building, which consists of approximately 212,000 rentable square feet on 10 acres, is co-owned by Telesat Canada and a pension fund, each having a fifty percent interest as tenants-in-common. Telesat leases an area in the headquarters building of approximately 112,000 rentable square feet pursuant to a lease which provides for a fifteen year term (terminable by Telesat Canada at any time after ten years upon two years’ notice), commencing February 1, 2009. The balance of the area in the headquarters building is occupied by third parties.

The Allan Park earth station, located northwest of Toronto, Ontario on approximately 65 acres of land, houses a customer support centre and a technical control centre. This facility is the single point of contact for Telesat’s customers internationally and is also the main earth station complex providing TT&C services for the satellites that we operate. The Allan Park earth station also houses our back-up satellite control centre for the Nimiq and Anik satellites. The back-up satellite control centre for the Telstar satellites is located at the Mount Jackson earth station. We would have the functional ability to restore satellite control services via the Allan Park and Mount Jackson back-up control centres if our primary SCC became disabled.

In addition to the Ottawa headquarters and the Allan Park earth station, we operate a number of teleports, including the following:

Teleport	Teleport Lands Owned/Leased by Us or Our Subsidiaries
Vancouver, British Columbia, Canada	Owned
Calgary, Alberta, Canada	Owned
Edmonton, Alberta, Canada	Leased
Winnipeg, Manitoba, Canada	Owned
Montreal, Quebec, Canada	Owned
Toronto, Ontario, Canada	Leased
Mount Jackson, Virginia, USA	Owned
Perth, Australia	Leased
Belo Horizonte, Brazil	Owned
Rio de Janeiro, Brazil	Leased

The teleport that Telesat Canada operated in Harrietsfield, Nova Scotia, Canada has been closed, and is listed for sale. The teleport that we operate in Rio de Janeiro, Brazil is in the process of being closed and its operations will be transferred to the Belo Horizonte teleport. The teleport we leased in Macomb, Michigan, USA was closed in the fourth quarter of 2009.

In addition to these facilities, we lease facilities for administrative and sales offices in various locations throughout Canada and the United States as well as in Brazil, England, The Netherlands and Singapore. One of our subsidiaries, SpaceConnection, owns the office building in North Hollywood, California from which it conducts its operations.

Satellite Operations Risk Management

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include anomalies that have occurred in our satellites and the satellites of other operators. Once our satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission of providing uninterrupted service to customers. See “Item 3D. Risk Factors — Risks Related to Our Business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.”

To ensure continuity of service to our customers, we engineer satellites with on-board redundancies by including spare equipment on the satellite, conduct standard testing programs that provide high confidence of performance levels, and purchase insurance.

Our primary consideration in managing our satellite telecommunications systems is to provide reliable and cost-effective services to our customers. We endeavor to limit the assumption of risk to activities under our control. Our space risk management program has been designed to achieve these objectives.

Non-Insurance Risk Management Initiatives

The risk management program begins at the technical analysis and design stage of the satellites. We engineer certain redundancy on-board every satellite. Furthermore, we are involved in overseeing the manufacture of all of our satellites. We require the manufacturer and its subcontractors to follow assembly and quality assurance programs. We secure and maintain access to work performed by the satellite manufacturer and its subcontractors for the purpose of observing the quality and progress of such work. Comprehensive testing is conducted at the manufacturer’s or a subcontractor’s plant which must meet industry standards and, in many cases, be supervised by our engineering personnel. Our engineering personnel review program management and construction schedules, engineering, design, manufacturing and integration and testing activities at both the manufacturer’s and subcontractor’s sites. After construction is complete, we conduct final acceptance inspections of all deliverable items.

We believe it is crucial to have knowledge and insight into the launch vehicles being used to launch our satellites. Our engineering personnel are on site before and during all launches to observe that all checks and integration steps are completed.

We believe that these quality assurance and manufacturing process monitoring programs help us reduce the risk of satellite failures and anomalies and result in lower launch and in-orbit insurance costs.

Emergency Committee

Protecting and maintaining service to customers is of vital importance to us. Our emergency committee is responsible for managing the restoration of services in the event of an actual or threatened critical condition, such as a satellite failure, the loss of telemetry and tracking ability or the loss of earth station functionality. Despite our efforts, satellite failures or other anomalies may occur. See “Item 3D. Risk Factors — Risks Related to Our Business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.” We may also experience a failure of our ground operations infrastructure. See “Item 3D. Risk Factors — Risks Related to Our Business — We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.”

Satellite Insurance

We are required to maintain certain satellite insurance under the covenants of our senior secured credit facilities and under the indentures governing the notes. In addition, we may purchase additional insurance as we deem appropriate.

Satellite insurance falls into three categories: Pre-Launch Insurance, Launch Insurance and In-Orbit Insurance.

Pre-Launch Insurance

Pre-launch risks (risks during the manufacturing and transport phase) are primarily managed through contractual arrangements between us and the satellite manufacturer.

Launch Insurance

The procurement of satellite launch insurance is, and has been, an integral part of our risk management program. It has been our practice to insure our launches where we bear the risk of loss. Typically, our launch insurance has covered the following events during the period of coverage: (i) delivery from the launch pad to orbit; (ii) separation from the launch vehicle; (iii) drift orbit maneuvers; (iv) solar array and antenna deployment; (v) testing and commissioning; and (vi) eclipse periods.

In-Orbit Insurance

In-orbit (life) insurance provides coverage for total and/or partial losses during the operating phase of a satellite. In-orbit insurance may be purchased at the same time launch insurance is procured (for new satellites) or once the satellite is in orbit, in the case of existing satellites, subject to functionality and insurance market conditions. Premium rates are dependent on the operating condition of the satellite and other satellites of the same design or using the same components as well as prevailing insurance market conditions. Typically, these insurance policies exclude coverage for damage arising from acts of war, lasers, and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites and other satellites of the same design or using the same components that are known at the time the policy is written.

Insurance Coverage

We comply with requirements to maintain satellite insurance under the terms of our debt financing arrangements. Under the most restrictive of these covenants, we are rquired to maintain insurance equal to a minimum of 50% of the net book value of certain operating satellites, and an average of 75% of the net book value across the satellite fleet.

Most of our fleet, including our recently launched satellites, is insured for 100% of its net book value under a combination of in-orbit insurance policies and launch and in-orbit insurance policies. Two of our older satellites are insured for approximately 66% of their book value under in-orbit insurance policies. Our in-orbit insurance policies generally expire in May, 2010.

We may discontinue or change our in-orbit insurance practices in the future. Some of our satellite in-orbit insurance policies contain deductibles or coverage exclusions related to potential future failures of certain specific on-board components.

Telstar 14/Estrela do Sul is uninsured. The satellite’s North solar array only partially deployed after launch, diminishing the power and life expectancy of the satellite.

In December 2004, we ceased to insure our interest in the residual value of Nimiq 2. We also do not insure our interest in transponders on Satmex 5.

In August 2001, the manufacturer of the Anik F1 satellite advised us of a gradual decline in power on the satellite. We had insurance in place to cover the power loss on Anik F1. See “Item 8A. Consolidated Statements and Other Financial Information — Legal Proceedings” for a discussion of the insurance claim filed by Telesat and settlement agreement reached with the insurers. Anik F1 is currently uninsured.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements (the “financial statements”) included in Item 8 of this Annual Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the consolidated financial statements of Telesat Holdings Inc. included herein.

Except for the historical information contained in the following MD&A, the matters discussed below are not historical facts, but are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend”, or “outlook” or other variations of these words. These statements, including without limitation those relating to Telesat and Telesat Canada, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to “Item 3.D — Risk Factors” and to note 21 to our audited consolidated financial statements. We operate in an industry sector in which the value of securities may be volatile and may be influenced by economic and other factors beyond our control. We undertake no obligation to update any forward-looking statements.

Basis of Presentation

BCE owned 100% of Telesat Canada and on December 18, 2006 announced the sale of Telesat Canada to a new company formed by PSP and Loral.

On January 1, 2007, Telesat Canada, its parent Alouette Telecommunications Inc. (“Alouette”), a wholly owned subsidiary of BCE, and Telesat Canada’s subsidiary 4387678 Canada Inc. (“4387678”) were amalgamated. The name of the newly amalgamated entity was Telesat Canada.

On October 31, 2007, PSP and Loral, through a newly formed entity called Telesat Holdings Inc., completed the acquisition of Telesat Canada from BCE. PSP and Loral indirectly hold an economic interest in Telesat Holdings of 36% and 64%, respectively. Loral indirectly holds a voting interest of 33 1/3% on all matters. PSP indirectly holds a voting interest of 66 2/3% on all matters except for the election of directors, and a 30% voting interest for the election of directors.

As part of the same transaction, substantially all of the assets of a Loral subsidiary, Loral Skynet, were transferred to Telesat Canada, along with the shares of all of the legacy Loral Skynet subsidiaries. Loral Skynet is a satellite communications company with substantial activities in satellite based communication services.

The consolidated financial statements are comprised of information of Telesat Holdings (known as the “Successor Entity”) for the period of October 31, 2007 through December 31, 2009 as well as information from Telesat Canada (known as the “Predecessor Company”) for the period of January 1, 2007 through October 31, 2007. As a result of the application of purchase accounting, the financial statements of the Predecessor are not comparable with the financial statements of the Successor, because they are, in effect, those of a new entity. Please refer to note 3 to our audited consolidated financial statements for an explanation of the Telesat Canada Acquisition (the “Acquisition”).

The financial information presented herein has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from United States GAAP. Please refer to note 24 to our audited consolidated financial statements for a summary of differences between Canadian and United States GAAP.

All amounts in this MD&A are in Canadian dollars unless otherwise specified.

Overview of the business

We are the fourth largest fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting & Other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made the incremental costs to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. After approximately forty years of operation, Telesat Canada has established collaborative relationships with its customers. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

Competition in the satellite services market has been intense in recent years due to a number of factors, including transponder over-capacity for some frequency bands in certain geographic region and increased competition from terrestrial-based communication networks.

At December 31, 2009, we provided satellite services to customers from our fleet of 12 in-orbit satellites. These 12 satellites had an average of approximately 58% service life remaining, with an average service life remaining of approximately 8.4 years. We calculate these figures using, for each satellite, the lesser of its manufacturers’ end-of-service life or its expected end-of-orbital manoeuvre life. We periodically review, using current engineering data, our estimates of the expected end-of-orbital manoeuvre lives of our satellites. We currently have two satellites under construction: Telstar 14R/Estrela do Sul 2 (“Telstar 14R”), which we anticipate will be operational in the second half of 2011, and Nimiq 6 for which we recently started construction on and anticipate a launch date in mid-2012. Nimiq 3 and Nimiq 4iR, two leased satellites, were removed from commercial service on June 1, 2009 and February 9, 2009, respectively. In July 2009, we entered into an agreement with APT to terminate our leasehold interest in Telstar 10. The termination of that leasehold interest had an impact on our financial results, notably by reducing revenue, amortization, adjusted EBITDA margin as well as contracted revenue backlog.

Telesat Canada and its affiliates are authorized by governments, including those of Canada, the United States and Brazil, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn the majority of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications. Our broadcast and enterprise categories each generate revenue from both satellite (or space) services and ground (or earth) services.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue there must be clear proof that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally pre-billed to the customers and recognized in the month for which the service is rendered. Equipment sales revenue is recognized when the equipment is delivered to the customer and accepted. Consulting revenue for cost plus contracts are recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for fixed price contracts.

Expenses

A significant expense is the straight-line amortization of the cost of each of our satellites over its useful life.

Our operations and administration expense consists mainly of labour, the cost of which is relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in expenses from operations and administration. Our most significant variable operating expenses are in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Cost of equipment sales has historically been significant because of our role in setting up comprehensive communication networks for large corporate customers. We generally do not bear inventory risk but rather purchase equipment as part of an overall service to the customer.

Interest expense continues to be a significant expense as a result of the debt facilities entered into on October 31, 2007 in order to finance the Acquisition. Foreign exchange gains (losses) incurred on the translation of the U.S. dollar denominated debt and the gains (losses) on financial instruments resulting from variations in the exchange rate and interest rates on the market value of the cross-currency basis swap and interest rate swaps for the debt remain significant components of our net earnings.

Future Outlook

We are committed to continuing to provide strong customer service and focus on innovation and technical expertise that has allowed us to successfully build our business to date. Building on our backlog and significant contracted growth, our focus is on taking disciplined steps to grow the core business and sell newly launched and existing in-orbit satellite capacity; and, in a disciplined manner, use the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing backlog and revenue growth. The growth is expected to come from our Nimiq 5 satellite, which entered commercial service in October 2009, Telstar 14R, to be launched mid-2011, and our Nimiq 6 satellite, which is expected to be launched in 2012, as well as additional capacity on our existing satellites. We believe this fleet of satellites provides a solid foundation upon which we will seek to grow our revenue and cash flows.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers, who will commit to a substantial amount of capacity at the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such capacity.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made the incremental cost to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. Thus, we anticipate that we can increase revenue without proportional increases in operating expenses, allowing for margin expansion. The fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities is expected to produce growth in operating income and cash flow.

For 2010, we continue to focus on the execution of our business plan to serve our customers and the market in which we participate, the sale of capacity on our existing satellites and the continuing efforts to achieve operating efficiencies. We will also continue to pursue the expansion of our fleet with the on-going construction of Nimiq 6 as well as the replacement of Telstar 14.

2009 Operating highlights

Launches

In late February 2009, we successfully launched Telstar 11N, which is located at 37.5 degrees West. Telstar 11N utilizes thirty-nine high powered Ku-band transponders to support a wide range of video and data applications in North America, Europe, and Africa and across the Atlantic Ocean. The satellite entered into commercial operation at the end of March 2009 and is the first satellite to provide Ku-band coverage of the Atlantic Ocean from the Arctic Circle to the equator. Several multi-year contracts for capacity were signed throughout 2009 as ramp up activities progressed.

In mid-September 2009, we successfully launched Nimiq 5, which is located at 72.7 degrees West. Nimiq 5 utilizes thirty-two high-powered Ku-band transponders capable of delivering a wide range of high definition and direct-to-home television services across a broad footprint covering Canada and the United States. Nimiq 5 entered into commercial operation in October 2009 and is fully leased to EchoStar Corporation for the life of the satellite.

Expansion

In July 2009, we announced our decision to procure a replacement for Telstar 14 (referred to as Telstar 14R) at its current 63 degrees West orbital location. The new Ku-band satellite will have fifty-eight transponder equivalents and is expected to be launched in the second half of 2011, in time to assure continuity of service for existing customers of Telstar 14.

At the end of December 2009, we announced our decision to procure another satellite, Nimiq 6. This satellite has been fully leased to Bell TV. The satellite is expected to be launched in mid 2012 and will serve Bell TV subscribers across Canada.

Disposition

On June 1, 2009, we announced that we had relinquished our leasehold interest in Telstar 10 to the satellite’s owner, APT Satellite Company. The satellite interest as well as certain related customer contracts were transferred for total consideration of US$69.5 million creating a gain of approximately $35 million.

Corporate

In 2009, we successfully exchanged our 11% Senior Notes due in 2015 and our 12.5% Senior Subordinated Notes due in 2017 for registered Senior Notes and registered Senior Subordinated Notes respectively, carrying the same interest rate and similar terms and conditions. The new notes, with a value of US$910 million, were registered with the Securities and Exchange Commission (“SEC”) under the U.S. Securities Act of 1933.

Results of Operations

Review of annual performance

Although the global economic climate has been difficult, our significant backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With the launch of two satellites in 2009 and the start of construction on two other satellites, we are well positioned to strengthen our overall financial position.

Our net earnings for the year of $414 million have improved significantly over the $822 million loss incurred in 2008 due to significantly better net operating results, the absence of impairment charges in 2009 and foreign exchange gains. In 2008, we determined that the implied fair value of the orbital slots, as determined in 2007 with the Telesat Canada Acquisition, had decreased below their carrying value. As a result, an impairment charge of approximately $483 million (pre-tax) was reflected in net earnings for the year. No impairment charges were recorded in 2009. Also, we incurred a foreign exchange loss of approximately $700 million at the end of 2008, as a result of the comparatively weaker Canadian dollar versus the US dollar at the end of the prior year. As most of our debt is denominated in US dollar, we were significantly impacted by the effect of the change in foreign exchange rates on the conversion into Canadian dollars. Given the strengthening Canadian dollar as at December 31, 2009, versus the prior year, we experienced a foreign exchange gain of approximately $500 million in 2009, creating a variation of $1.2 billion in net earnings between both years. Partially offsetting these two factors, were higher losses on financial instruments and a higher tax expense.

Earnings from operations have also contributed to the positive results. Revenue has increased significantly as a result of a full year of Nimiq 4 revenue and a partial year of Telstar 11N and Nimiq 5 revenue while operating expenses have decreased due to efficiencies gained during the year. These gains were partially offset by the sale of Telstar 10 in July 2009 and the removal from service of Nimiq 3, which had a negative impact on revenue.

As a result of the October 31, 2007 Acquisition, 2007 results of operations are not comparable to 2008 or 2009 results. Results for the previous two years are based on a different asset portfolio as well as the impact of push down accounting and fair value adjustments. Therefore, the reader is cautioned to consider these differences.

Revenue

	Successor Entity			Predecessor Entity	% Increase (Decrease)
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007	2009 vs. 2008
	(in CAD$ millions except percentages)
Broadcast	407	345	53	254	18%
Enterprise	349	334	53	179	4%
Consulting and other	31	32	5	25	(3)%
Total revenue	787	711	111	458	11%

Total revenue for 2009 increased by $76 million to $787 million compared to $711 million for 2008. Broadcast and enterprise revenue increased by $62 million and $15 million, respectively, largely due to a full year effect of Nimiq 4 revenue (Nimiq 4 was put into service in October 2008). The launch of Nimiq 5 also had a positive impact although more limited given it was put into service only in the fourth quarter of 2009. Finally, the launch of T11N also contributed positively to the results. Revenue was also favorably impacted by the stronger U.S. dollar. These increases were partially offset by a reduction in revenue related to the termination of the leasehold interests in Telstar 10 back to its owner in July, as well as the removal from service of Nimiq 3. Consulting revenue, which represents approximately 4% of revenue, remained in line with prior year.

Total revenues for the twelve months ended December 31, 2008 increased by $600 million to $711 million compared to the two months ended December 31, 2007, as a result of the shorter period in 2007. Both periods include the Loral Skynet contribution and revenues from Anik F3, which was launched in April 2007, but only 2008 reflects the impact of Nimiq 4, which went into service in October 2008.

Total revenues for the two months ended December 31, 2007 decreased by $347 million to $111 million compared to the ten months ended October 30, 2007, as a result of the shorter period in 2007. Loral Skynet revenues were included in the two months ended December 31, 2007, but were not included in the ten months ended October 31, 2007. There were one-time revenues from a sales-type lease of Nimiq 4iR to Bell ExpressVu of $33 million in the ten months ended October 30, 2007, and in the two months ended December 31, 2007 revenues decreased by $2 million due to the amortization of fair value adjustments resulting from the fair value adjustments to deferred revenues.

Operating Expenses

	Successor Entity			Predecessor Entity	% Increase (Decrease)
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007	2009 vs. 2008
	(in CAD$ millions except percentages)
Amortization	257	236	40	106	9%
Operations and administration	220	248	43	144	(11)%
Cost of equipment sales	16	24	7	35	(33)%
Cost of sales-type lease	—	—	—	15	(100)%
Impairment loss on long-lived assets	—	2	—	2	—
Impairment loss on intangible assets	—	483	—	—	(100)%
Total operating expenses	493	993	90	302	(50)%

Amortization

For the year ended December 31, 2009, amortization of $257 million was $21 million or 9% higher than in 2008. Amortization on satellites increased by $31 million in the year as a result of the full year effect of Nimiq 4 as well as the in service of Nimiq 5 and Telstar 11N. However, the increase was partially offset ($11 million) by the termination of the leasehold interests in Telstar 10 and the retirement of Nimiq 3. The amortization of intangibles and earth stations decreased by approximately $8 million as a result of the disposition of the revenue backlog and customer relationship intangibles related to the Telstar 10 transfer, the downsizing of offices/sites with the corresponding retirement of equipment and the sale of Kapolei earth station equipment in 2009. However, the intangible amortization was almost completely offset by an increase of approximately $9 million relating to the customer relationship intangibles as a result of the accelerated amortization due to the non-renewal of certain customer contracts.

The $196 million increase in amortization expense for 2008 from the two months ended December 31, 2007 resulted from the shorter reporting period in 2007. Amortization on the finite life intangible assets for the twelve months ended December 31, 2008 was $55 million compared to $8 million for the two months ended December 31, 2007. Amortization on satellites, property and other equipment for the twelve months ended December 31, 2008 was $181 million compared to $32 million for the two months ended December 31, 2007. The 2008 expense included approximately three months of amortization on Nimiq 4, which was launched in September 2008.

Amortization expense for the two months ended December 31, 2007 decreased by $66 million compared to the ten months ended October 30, 2007, with the decrease due to the shorter period at December 31, 2007. This shorter period includes the amortization expense for the Loral Skynet assets and for the finite life intangible assets set up on the Acquisition, which are not part of the expense for the ten months ended October 30, 2007.

Operations and Administration

Operations and administration expenses of $220 million in 2009 are $28 million, or 11%, lower than the same period in 2008. A significant portion of the decrease is attributable to a reduction in compensation as a result of efficiencies gained due to the combination of the Telesat Canada and Skynet operating platforms, of which the full benefits were realized in 2009. In-orbit insurance was also slightly lower due to a reduction in rates as well as the termination of leasehold interest in Telstar 10 in July 2009. Finally, expenses related to travel, marketing, regulatory, maintenance and telecommunications are all lower due to gained efficiencies.

The $205 million increase in operations and administration for 2008 from the two months ended December 31, 2007 is due to the shorter reporting period in 2007. The 2008 expense of $248 million included a stock option charge of $5 million booked in the last quarter of 2008, a full year of expenses associated with the Loral Skynet operations compared to only two months for 2007, and higher in-orbit insurance for Anik F3.

Operations and administration expense for the two months ended December 31, 2007 decreased by $101 million to $43 million from the ten months ended October 30, 2007, due to the shorter reporting period. This decrease was partially offset by one-time compensation expense of $2 million in the two months ended December 31, 2007 and by Loral Skynet expenses, which are not included in the expenses for the ten months ended October 30, 2007.

Cost of Equipment Sales

Cost of equipment sales decreased by $8 million (or 33%) to $16 million for the year ended December 31, 2009. This reduction was consistent with the reduction in equipment sales revenue, which decreased by 27% for the same period. Equipment sales have decreased over time as a result of fewer sales to industries, namely the oil and gas industry, which have been impacted by the difficult economic conditions. Cost of equipment sales was partially offset by the end of amortization of prior period Ka-band equipment sales to resellers. Cost of equipment sales remains a small portion of our operating expenses, representing only 3% of total operating expenses.

Cost of equipment sales increased $17 million in 2008 compared to the two months ended December 31, 2007 due to the shorter reporting period at December 31, 2007. Cost of equipment sales was 2% of total operating expenses for 2008, or 5% after eliminating the one-time impairment losses, and compared to 8% for the two months ended December 31, 2007.

Cost of equipment sales for the two months ended December 31, 2007 decreased by $28 million compared to the ten months ended October 30, 2007. The decrease is associated with the shorter reporting period at December 31, 2007 and to the fair value impact of the purchase price adjustments to deferred revenue and the associated deferred charges, which are expensed in cost of equipment sales in the ten months ended October 30, 2007 results. Cost of equipment sales was 8% of total operating expenses for the two months ended December 31, 2007 and 12% for the ten months ended October 30, 2007.

Cost of Sales-Type Lease

During the ten months ended October 30, 2007, Telesat Canada entered into a sales-type lease agreement for the Nimiq 4iR satellite resulting in a charge of $15 million for that period. There were no corresponding charges in the remainder of 2007, 2008 or 2009.

Impairment Loss on Long-Lived Assets

During the fourth quarter of 2008, we determined that as a result of certain satellite fuel studies, the life of the Nimiq 3 satellite was shorter than previously expected and this resulted in an impairment loss of $2 million. The loss was measured as the excess of the net carrying amount of the satellite over its fair value. Nimiq 3 was removed from service in mid 2009. This compares to an asset impairment loss of $2 million in the ten months ended October 30, 2007 recognized on certain of our capital assets as a result of the decision to lease the Belo Teleport, equipment and hub and discontinue the provision of earth segment services in Brazil. As there were no impairment indicators, no impairment charge was recorded in 2009.

Impairment Loss on Intangible Assets

During 2008, we determined that the implied fair value of our orbital slots, which had been established in 2007 with the purchase price accounting treatment for the Acquisition, had decreased below their carrying value. Several factors influenced the valuation of the orbital slots, including the challenging macro environment prevailing in 2008, the strength of the U.S. dollar as well as increases at the time of the valuation to satellite insurance and launch service costs. We recorded a charge to expense in the fourth quarter of 2008 of $483 million to reflect this impairment. As there were no impairment indicators, no impairment charges were recorded in 2009.

Interest Expense

	Successor Entity			Predecessor Entity
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
	(in CAD$ millions)
Debt service costs	279	287	47	18
Dividends on senior preferred shares	13	10	2	—
Capitalized interest	(19)	(39)	(5)	(9)
Interest expense	273	258	44	9

Debt service costs decreased by $8 million for 2009 compared to 2008 as a result of a lower weighted average interest rate in 2009, partially offset by the impact of the stronger U.S. dollar, (on average in 2009) on interest expense relating to the U.S. dollar denominated debt. Dividends on senior preferred shares are attributable to the senior preferred shares issued in exchange for cash on October 31, 2007 as part of the Acquisition. These shares have been classified as a liability on the balance sheet and therefore the accrued dividends are included as interest expense. The increase of $3 million for 2009 compared to 2008 was a result of the increase of the dividend rate in 2009. Capitalized interest decreased by $20 million for 2009 compared to 2008 as a result of the status of the various satellite construction programs: Nimiq 5, Telstar 11N, and Telstar 14R were under construction in 2009 compared to Nimiq 4, Telstar 11N, and Nimiq 5 in 2008.

Debt service costs increased by $240 million for 2008 compared to the two months ended December 31, 2007 as a result of the shorter period in 2007. Dividends on senior preferred shares are attributable to the senior preferred shares issued in exchange for cash on October 31, 2007 as part of the Telesat Canada transaction. These shares have been classified as a liability on the balance sheet and therefore the accrued dividends are included as interest expense. The increase of $8 million for 2008 compared to the two months ended December 31, 2007 was a result of the shorter period in 2007. Capitalized interest increased by $34 million for 2008 compared to the two months ended December 31, 2007 as a result of the shorter period in 2007, and was charged to the Nimiq 4, Nimiq 5 and Telstar 11N construction programs.

Debt service costs increased by $29 million for the two months ended December 31, 2007 compared to the ten months ended October 30, 2007 due to the new debt facilities entered into by Telesat Canada on October 31, 2007. Dividends on senior preferred shares were $2 million for the two months ended December 31, 2007 with no equivalent charge for the ten months ended October 30, 2007. Capitalized interest decreased by $4 million for the two months ended December 31, 2007 compared to the ten months ended October 30, 2007 as a result of the shorter period in 2007, partially offset by the addition of capitalized interest on Telstar 11N in the two-month period as a result of the contribution of the Loral Skynet assets as part of the Acquisition.

Foreign exchange and derivatives

	Successor Entity			Predecessor Entity
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
	(in CAD$ millions)
Foreign exchange gain (loss)	501	(698)	(118)	(1)
Gain (loss) on financial instruments	(134)	252	76	(7)

The foreign exchange gain for 2009 was $501 million compared to a loss of $698 million for 2008 resulting in a total variation of $1,199 million. The variation is mainly the result of a stronger Canadian dollar as at December 31, 2009 compared to the year ended December 31, 2008 and the resulting impact on our U.S. dollar denominated debt. The foreign exchange was partially offset by a loss of $134 million on financial instruments, which was caused by variations in the exchange rates and interest rates on the market value of our foreign currency forward contracts, cross-currency basis swap, and interest rate swaps.

The foreign exchange loss of $698 million in 2008 is $580 million higher than the two month period ended December 31, 2007 because of the weakening Canadian dollar and the resulting impact on our U.S. dollar denominated debt. The increase in the loss was partially offset by the increase of $176 million gain on financial instruments which was caused by variations in the exchange rate and interest rates on the market value of our derivatives.

Other Expense

	Successor Entity			Predecessor Entity
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
	(in CAD$ millions)
Interest income	1	2	—	3
Performance incentive payments & milestone interest expense	(5)	(4)	(1)	(4)
Other	36	—	(—)	1
Other income (expense)	32	(2)	(1)	(—)

Other income in 2009 was mainly the result of a $35 million gain recognized on the termination of the leasehold interest in T10, which occurred in the third quarter.

Income Taxes

The income tax expense for 2009 was $5 million compared to an income tax recovery of $165 million for 2008. The increase in income tax expense was mainly due to higher earnings before tax and the absence of the orbital slot impairment in 2009, and was partially offset by the 2009 impact of the reduction in corporate income tax rates.

The income tax recovery for the year ended December 31, 2008 was $165 million and was an increase of $103 million compared to the recovery for the ten months ended October 31, 2007. The increase is mainly attributable to the impact of the orbital slot impairment on our future tax liability.

The income tax recovery for the two months ended December 31, 2007 was $62 million compared to an income tax expense of $57 million for the ten months ended October 30, 2007 mainly due to a reduction in future income tax rates in the fourth quarter of 2007 combined with the increase in value of the net assets from the Acquisition as a result of the application of purchase price accounting on October 31, 2007.

Backlog

Contracted revenue backlog represents our expected future revenue (without discounting for present value) under all current contractual service agreements, including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of this contractual backlog is in respect of service or other agreements for satellite capacity. Our contracted backlog is comprised of all amounts due under a contract through the expiration date. We do not assume a given contract will be renewed beyond its stated expiration date. Contracted backlog is attributable both to satellites currently in-orbit and to one satellite, Nimiq 6, currently under construction. As of December 31, 2009, our contracted backlog, including the Nimiq 6 satellite, was approximately $5.5 billion. This amount includes approximately $392 million of customer prepayments that Telesat has already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. In the case of our satellite under construction, Nimiq 6, we would be obligated to return the customer prepayments made under service agreements for that satellite if the launch was to fail. Those repayments would be funded by insurance proceeds, cash on hand and/or funds available under our revolving credit facility. Also, if the launch of Nimiq 6 was significantly delayed, our customer could exercise a right of termination under its service agreement and we may in such instance be obligated to return certain prepayments received from the customer plus interest.

We expect our backlog to be recognized as follows (in $ millions):

2010	2011	2012	2013	2014 and thereafter
601	532	473	457	3,445

Liquidity and Capital Resources

Cash and Available Credit

As of December 31, 2009, we had $154 million of cash and short-term investments as well as approximately $153 million of borrowing availability under our Revolving Facility. We believe that cash and short-term investments as of December 31, 2009, cash flow from operations, including amounts from customer prepayments, and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirement for the next twelve months for activities in the normal course of business, including interest and required principal payments on debt as well as planned capital expenditures.

We believe we have adopted conservative policies relating to and governing the investment of our surplus cash. The investment policy does not permit us to engage in speculative or leveraged transactions, nor does it permit us to hold or issue financial instruments for trading purposes. The investment policy was designed to preserve capital and safeguard principal, to meet all of our liquidity requirements and to provide a competitive rate of return. The investment policy addresses dealer qualifications, lists approved securities, establishes minimum acceptable credit ratings, sets concentration limits, defines a maturity structure, requires all firms to safe keep securities, requires certain mandatory reporting activity and discusses review of the portfolio. We operate our investment program under the guidelines of our investment policy.

Cash Flows From Operating Activities

Cash provided by operating activities for 2009 was $298 million. Sources of cash were primarily driven by positive cash flow from operations of approximately $200 million, which is in line with prior years. An additional $83 million of cash was received on prepayments of future satellite services. The remaining variance is the result of variations in working capital.

Cash provided by operating activities for 2008 was $279 million. Cash inflow from operating activities was approximately $170 million with an additional $88 million coming from customer prepayments on future services.

Cash provided by operating activities for the two months ended December 31, 2007 was $225 million. This was primarily due to net earnings after adjustment for non-cash items of $20 million and an increase in cash flows from operating assets and liabilities of $205 million as a result of the Acquisition. The net earnings after adjustment for non-cash items of $20 million include the net loss of $4 million and the future income tax recovery of $61 million, which are totally offset by the amortization of $40 million, the unrealized foreign exchange loss of $43 million and the unpaid dividends of $2 million.

Cash provided by operating activities for the ten months ended October 30, 2007 was $253 million. This was primarily due to net earnings after adjustment for non-cash items of $206 million, customer prepayments on future satellites of $18 million and an increase in cash flows from operating assets and liabilities of $27 million. The net earnings after adjustment for non-cash items of $206 million include the net earnings of $82 million, amortization of $106 million and future income taxes of $24 million, partially offset by the gross profit on a sales-type lease of $6 million.

Cash Flows Used in Investing Activities

Cash used by investing activities for 2009 was $193 million. Most of the cash outflow related to the capital expenditures of $264 million, offset by $71 million of proceeds on the termination of the Company’s leasehold interest in the Telstar 10 satellite. The main components of the capital expenditure programs were the construction of the Nimiq 5 (launched in September 2009), Telstar 11N (launched in February 2009) and Telstar 14R (planned launch date of mid-2011) satellites. We will continue using a significant amount of cash for future capital spending in the coming years with the construction of Nimiq 6 and Telstar 14R. We anticipate that our cash flow from operations in addition to cash on hand and available credit facilities will be sufficient to cover these capital expenditures in the next twelve months.

Cash used by investing activities for 2008 was $263 million, primarily resulting from capital expenditures of $273 million, partially offset by proceeds on the disposal of assets and the receipt of insurance proceeds received for the Anik F3 satellite. The main components of the capital expenditure programs were the construction of the Nimiq 4 (launched in September 2008), Telstar 11N and Nimiq 5 satellites.

Cash used by investing activities for the two months ended December 31, 2007 was $3.3 billion, primarily resulting from the $3.2 billion October 31, 2007 Acquisition, and from capital expenditures of $30 million.

Cash used by investing activities for the ten months ended October 20, 2007 was $187 million, primarily resulting from capital expenditures of $189 million, partially offset by $2 million for the maturity of short-term investments. The main components of the capital expenditure programs were for the construction of the Nimiq 4, Nimiq 5 and Anik F3 (launched in April 2007) satellites and the final deferred milestone payment for Anik F2.

Cash Flows From (Used in) Financing Activities

Cash used by financing activities for 2009 was $50 million, resulting from the repayment of bank loans and debt financing of $54 million, capital lease payments of $15 million, and satellite performance incentive payments of $5 million offset by proceeds from borrowings of $24 million under the revolving facility.

Cash from financing activities for 2008 was $42 million, primarily resulting from the proceeds from borrowings of $187 million under the senior secured credit facilities, partially offset by repayments of bank loans and debt financing of $92 million, the payment of debt issuance costs of $19 million on the exchange of the Senior bridge loan and Senior subordinated bridge loan for the Senior notes and Senior subordinated notes, capital lease payments of $31 million and satellite performance incentive payments of $3 million.

Cash from financing activities for the two months ended December 31, 2007 was $3.1 billion, primarily resulting from the proceeds of $2.8 billion for debt financing and bank loans, and $570 million for the issuance of common and preferred shares, all incurred for the Acquisition. These proceeds were partially offset by loan repayments of $45 million, the payment of debt issuance costs of $83 million, a note repayment of $129 million, capital lease payments of $1 million and satellite performance incentive payments of $4 million.

Cash used in financing activities for the ten months ended October 30, 2007 was $45 million, primarily resulting from the repayment of $84 million on bank loans, the payment of $24 million success fees on the Acquisition, capital lease payments of $8 million and satellite performance incentive payments of $2 million, partially offset by the receipt of proceeds from borrowings from the banks of $73 million.

Liquidity

The Telesat Canada purchase price of $3.3 billion as well as transaction fees and expenses, the repayment of existing Loral Skynet debt and preferred stock, and Telesat Canada debt were funded by cash from Loral and PSP as well as borrowings by Telesat Canada.

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flow from operations, in addition to cash on hand and available credit facilities, will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.

The construction of Telstar 14R and Nimiq 6, as well as any other satellite replacement or expansion program initiated will require significant capital expenditures. Where economically feasible, we may choose to invest in new satellites to utilize available orbital slots and further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Credit Facility, reinvest the proceeds in replacement satellites or pay down indebtedness under that senior Credit Facility. Subject to market conditions, and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund replacement or additional satellites. However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund replacement and new satellite construction programs.

We maintain a minimum target of approximately $25 million in cash and cash equivalents within our subsidiary operating entities for the management of our liquidity. Our intention is to maintain at least this level of cash and cash equivalents to assist with the day-to-day management of our cash flows. We may typically transfer funds between subsidiary entities without restriction. Exceptions, where restrictions apply, include transfers to and from unrestricted subsidiaries, as defined in borrowing arrangements. Transfers across international boundaries may be subject to withholding taxes or local legal restrictions, including foreign exchange controls or solvency tests governing dividends.

Debt

In connection with the Acquisition, we entered into agreements with a syndicate of banks to provide Telesat Canada with, in each case as described below, senior secured credit facilities (the “Credit Facility”), a senior bridge loan facility (the “Senior Bridge Loan”) and a senior subordinated bridge loan facility (the “Senior Subordinated Bridge Loan”) (together the “Facilities”). The Facilities are also guaranteed by Telesat Holdings and certain Telesat Canada subsidiaries.

Senior Secured Credit Facilities

The Credit Facility is secured by substantially all of our assets. Under the terms of the Credit Facility, we are required to comply with certain covenants which are usual and customary for highly leveraged transactions, including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions and restrictions on transactions with affiliates. We were also required to enter into swap agreements that will effectively fix or cap the interest rates on at least 50% of our funded debt for a three year period ending October 31, 2010. Each tranche of the Credit Facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally ¼ of 1% of the initial aggregate principal amount.

The Credit Facility consists of several tranches, which are described below.

i — Revolving Facility

The Revolving Facility is a $153 million loan facility with a maturity date of October 31, 2012. Loans under the Revolving Facility currently bear interest at a floating rate plus an applicable margin based upon a leverage pricing grid. The Revolving Facility currently has an unused commitment fee of 37.5 bps that is subject to adjustment based upon a leverage pricing grid. As of December 31, 2009, other than approximately $0.3 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Canadian Term Loan Facility

The Canadian Term Loan Facility was initially a $200 million loan, with a maturity date of October 31, 2012. As of December 31, 2009, $185.0 million of the facility was drawn which represents the full amount available following the mandatory repayments in 2008 and 2009. The Canadian Term Loan Facility bears interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 275 basis points. The required repayments on the Canadian term loan facility were $5 million for the year ended December 31, 2008, $10 million for the year ended December 31, 2009, and will be $15 million for the year ending December 31, 2010.

iii — U.S. Term Loan Facility

The U.S. Term Loan Facility was initially a US$1.9 billion ($2 billion) loan facility denominated in U.S. dollars with a final maturity date of October 31, 2014. The U.S. Term Loan Facility is made up of two facilities, a US$1.8 billion U.S. Term Loan I Facility and a US$150 million U.S. Term Loan II Facility. As of December 31, 2009, the amounts drawn which represents the full amounts available under these facilities were US$1.7 billion ($1.8 billion) and US$147.7 million ($155.6 million) respectively following the mandatory repayments in 2008 and 2009. The U.S. Term Loan Facility bears interest at LIBOR plus an applicable margin of 300 basis points.

The U.S. Term Loan II Facility was a 12 month delayed draw facility for satellite capital expenditures and had an unused commitment fee of ½ the applicable margin which was 150 basis points. The facility was fully drawn at the end of 2008 and 2009.

In order to hedge our currency risk both at closing and over the life of the loans, Loral Skynet entered into a currency basis swap to synthetically convert US$1.1 billion of U.S. dollar commitment to $1.2 billion and transferred the currency basis swap to Telesat Canada prior to closing. This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount. As of December 31, 2009, the balance of this swap was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 382 basis points.

Senior Bridge Loan and Senior Notes

On June 30, 2008, we exchanged the outstanding US$692.8 million Senior Bridge Loan for US$692.8 million Senior Notes ($729.7 million at December 31, 2009). The Senior Notes bear interest at an annual rate of 11.0% and are due November 1, 2015. The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.

On August 3, 2009, we completed an offer to exchange any and all of the US$692.8 million outstanding principal amount of restricted 11.0% Senior Notes due 2015 for an equal amount of registered 11.0% Senior Notes due 2015. Holders of all of the 11.0% Senior Notes due 2015 exchanged their restricted notes for registered notes.

Senior Subordinated Bridge Loan and Senior Subordinated Notes

On June 30, 2008, we exchanged the outstanding US$217.2 million Senior Subordinated Bridge Loan for US$217.2 million Senior Subordinated notes ($228.8 million at December 31, 2009). The Senior Subordinated notes bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated notes indenture.

On August 3, 2009, we completed an offer to exchange any and all of the US$217.2 million outstanding principal amount of restricted 12.5% Senior Subordinated Notes due 2017 for an equal amount of registered 12.5% Senior Subordinated Notes due 2017. Holders of all of the 12.5% Senior Subordinated Notes due 2017 exchanged their restricted notes for registered notes.

As of December 31, 2009, we were in compliance with the financial covenants of our Credit Facility and the indentures governing our 11% Senior Notes due 2015 and 12.5% Senior Subordinated Notes due 2017.

Debt Service Cost

An estimate of the interest expense on the Facilities is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Credit Facility, the Senior Bridge Loan and the Senior Subordinated Bridge Loan. Our estimated interest expense for 2010 is approximately $255.7 million.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and changes in foreign exchange rates.

We use forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments. At December 31, 2009, we had an outstanding foreign exchange contract which requires us to pay Canadian dollars ($21.5 million) to receive US$20.0 million for future capital expenditures and interest payments. As of December 31, 2009, the fair value of this derivative contract was a liability of $0.4 million. This forward contract came due in January 2010 and was subsequently rolled forward to March 2010.

In order to hedge our currency risk, both at closing and over the life of the loans, Loral Skynet entered into a currency basis swap to synthetically convert US$1.1 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt. Loral Skynet transferred the currency basis swap to Telesat Canada prior to closing. As of December 31, 2009, the fair value of this derivative contract was a liability of $137.1 million. Any non-cash loss (or gain) will remain unrealized until this contract is settled. The contract is due October 31, 2014.

On November 30, 2007, we entered into a series of five interest rate swaps to fix interest rates on US$600 million of U.S. dollar denominated debt and $630 million of Canadian dollar denominated debt for an average term of 3.2 years. On August 25, 2009, we entered into delayed-start interest rate swaps related to the $630 million of Canadian dollar denominated debt to extend their maturities to October 31, 2014. On October 1, 2009, we entered into a delayed-start interest rate swap for an additional CAD$300 million to fix the interest rate on Canadian dollar denominated debt from January 2011 to October 2014. As of December 31, 2009, the fair value of these derivative contracts was a liability of $47.8 million. Any non-cash loss (or gain) will remain unrealized until the contracts are settled. These contracts mature on various dates between January 31, 2010 and October 31, 2014.

Capital Expenditures

We have entered into contracts for construction and launch of the Telstar 14 R satellite, and the construction of the Nimiq 6 satellite. The outstanding commitments as of December 31, 2009 on these contracts are approximately $289 million or US$274.7 million. These expenditures will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.

For fiscal 2010, we expect our major cash requirements to include capital expenditures of approximately $160 million, repayment of $35 million in principal payments on long-term debt, $5 million in capital lease payments and $26 million on operating leases. We expect to meet our cash needs for fiscal 2010 through a combination of operating cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.

Capital expenditures are as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Canada	139	200
United States	125	72
All others	—	1
Total capital expenditures	264	273

Contractual Obligations and Other Commercial Commitments

The following table summarizes the contractual obligations at December 31, 2009 that are due in each of the next five years and after 2014. This table does not include any future satellite expenditures not committed to at year end.

	2010	2011	2012	2013.	2014	After 2014	Total
	(in CAD$ millions)
Senior secured credit facilities and notes, excluding interest and amortization of debt issue costs(1)	35.1	110.1	100.0	20.1	1,886.7	958.4	3,110.4
Interest on long term debt (including swaps)	255.7	261.4	273.1	285.6	281.6	154.6	1,512.0
Other debt financing, including interest(2)
Capital leases, including interest	5.3	5.3	5.3	5.3	4.7	0.8	26.7
Operating leases	27.1	22.9	17.9	16.5	14.9	46.6	145.9
Post-retirement and employment benefit payments(3)	11.1	10.8	10.7	10.7	10.8	64.2	118.3
Commitments for capital expenditures(4)	160.3	107.3	15.4	0.4	0.4	7.9	291.7
Other purchase obligations(4)	3.7	—	—	—	—	—	3.7
Deferred satellite performance incentive payments	11.0	4.7	4.1	4.3	4.7	47.0	75.8
Total	509.3	522.5	426.5	342.9	2,203.8	1,279.5	5,284.5

(1)	See Note 13 to the audited consolidated financial statements of Telesat Holdings at December 31, 2009.
(2)	Other debt financing does not include the $0.3 million of committed but undrawn letters of credit at December 31, 2009.
(3)	Benefit payments to 2018 only as obligations beyond this date are not quantifiable.
(4)	The commitments for capital expenditures include the construction, launch and insurance of the Nimiq 6 and Telstar 14R satellites (see note 21 to the audited consolidated financial statements of Telesat at December 31, 2009). Other purchase obligations consist mainly of contractual obligations under service contracts.

Our future contributions to the pension plans and future income tax liabilities have not been included in the table as the timing and amount of cash required cannot be accurately determined as:

•	future contributions to the pension plans depend largely on the result of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets; and
•	future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry forwards available to reduce income tax liabilities.

Deferred revenues and gains on assets have not been included in the table above because they do not represent future cash payments. See note 12 to our audited consolidated financial statements.

Market Risk

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We regularly monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the US dollar denominated debt financing. We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction and acquisition.

Our main currency exposures as at December 31, 2009 lie in our US dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 45% of our revenue for the year ended December 31, 2009, a large portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in US dollars. As a result, the volatility of United States currency may expose us to foreign exchange risks. In 2009, as a result of an increase in the value of the Canadian dollar, we recorded foreign exchange gains of approximately $500 million, prior to any impact on hedging instruments. In 2008 when the Canadian dollar was weaker, a loss of approximately $700 million was recorded.

During the period of October 31, 2007 to December 31, 2009, our U.S. Term Loan Facility, Senior Notes and Senior Subordinated Notes have increased by approximately $280 million due to the stronger U.S. dollar. However, during that same period, the liability created by the fair value of the currency basis swap, which synthetically converts US$1.054 billion of the US Term Loan Facility debt into $1.224 billion of debt, decreased by approximately $180 million.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.

We use the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites;
•	a cross-currency basis swap to hedge the foreign currency risk on a portion of our US dollar denominated debt; and
•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Fair value of a financial instrument is the amount that willing parties would accept to exchange based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, and our derivatives instruments and other financial instruments that are sensitive to changes in foreign exchange rates, including currency forwards and our cross-currency basis swap. The information is reported in Canadian dollar equivalents, which is our reporting currency.

Interest Rate Sensitivity

December 31, 2009
(CAD Equivalent in millions)

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Liabilities
Long-term Debt
Variable rate (CAD denominated)	15.0	90.0	80.0	—	—	—	185.0	173.9
Average interest rate	3.19%	3.68%	4.06%	—	—	—
Variable rate (USD denominated)	20.1	20.1	20.1	20.1	1,886.7	—	1,967.0	1,888.3
Average interest rate	3.27%	3.69%	4.35%	4.81%	5.26%	—
Fixed rate (USD denominated)	—	—	—	—	—	958.4	958.4	1,041.9
Average interest rate	—	—	—	—	—	11.36%	11.36%

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Interest Rate Derivatives
Interest Rate Swaps
Variable to Fixed (CAD notional)	330.0	300.0	—	—	930.0	—	1,560.0	(18.9)
Average pay rate	4.30%	4.40%	—	—	3.28%	—
Average receive rate	0.44%	0.93%	—	—	2.27%	—
Variable to Fixed (USD notional)	105.3	526.6	—	—	—	—	631.9	(29.0)
Average pay rate	3.79%	3.99%	—	—	—	—
Average receive rate	0.27%	0.69%	—	—	—	—

Exchange Rate Sensitivity

December 31, 2009
(CAD Equivalent in millions)

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
On-Balance Sheet Financial Instruments
USD Functional Currency
Assets
Derivative Assets (Cross currency basis swap)	12.2	12.2	12.2	12.2	1,150.8	—	1,199.7	(137.1)
Liabilities
USD denominated long-term debt
Variable rate (USD denominated)	20.1	20.1	20.1	20.1	1,886.7	—	1,967.0	1,888.3
Average interest rate	3.27%	3.69%	4.35%	4.81%	5.26%	—
Fixed rate (USD denominated)	—	—	—	—	—	958.4	958.4	1,041.9
Average interest rate	—	—	—	—	—	11.36%	11.36%	—

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Anticipated Transactions and Related Derivatives
USD Functional Currency
Firmly Committed Transactions:
Forward Exchange Agreements
(Receive USD/Pay CAD)
Contract Amount	21.5	—	—	—	—	—	21.5	(0.4)
Average Contractual Exchange Rate	1.0751	—	—	—	—	—	1.0751

Guarantees

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. See note 21 to our audited consolidated financial statements for more information.

Related Party Transactions

As at December 31, 2009 and 2008, related parties consisted of PSP, and Loral, the common shareholders, together with their subsidiaries and affiliates. We have entered into various commercial arrangements with Loral and subsidiaries and affiliates of Loral. These arrangements primarily relate to the sale or use of satellite transponder capacity and consulting services, and are entered into in the form of either service agreements or consulting service agreements. See note 22 to the consolidated financial statements.

Pursuant to Section 27 of the Telecom Act, the rates, terms and conditions that we provide to our customers must be just and reasonable and not be unduly discriminatory, nor convey an undue preference.

Non-GAAP Measures

Consolidated EBITDA for Covenant Purposes

Under the terms of our Credit Facility, we are required to comply with certain financial ratio maintenance covenants.

Telesat’s Consolidated EBITDA for Covenant Purposes is defined as income (loss) before the deduction of income taxes for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, losses on asset dispositions, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense, consulting fees payable to Loral in mezzanine securities, plus, until March 31, 2009, projected cost savings expected to be achieved following the closure of the Acquisition. Additional sums which may be added include collections on sales-type leases, and further adjustments made to revenues which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Telesat’s Consolidated EBITDA for Covenant Purposes include extraordinary and non-recurring gains, non-cash gains, gains on asset sales and gains on sales-type leases, unless collected during the period. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including gains or losses on derivative contracts).

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with GAAP, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants in the Credit Facility and the indentures governing the Senior Notes and Senior Subordinated Notes. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenants contained in our Credit Facility could result in the requirement to immediately repay all amounts outstanding, while non-compliance with the debt incurrence ratio contained in the indentures governing the Notes would prohibit us from being able to incur additional indebtedness other than pursuant to specific exceptions. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of earnings (loss) before income taxes, which is a GAAP measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in our indentures and Credit Facility agreements (our “debt agreements”) and the calculation of the ratio of net debt to Consolidated EBITDA for Covenant Purposes, and interest expense to Consolidated EBITDA for Covenant Purposes as defined in our debt agreements. The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

(in CAD$ millions)	Year Ended December 31, 2009	Year Ended December 31, 2008
(Loss) earnings before income taxes	419.0	(987.3)
Less: impact of unrestricted subsidiary	0.9	(0.4)
Consolidated earnings for Covenant Purposes	419.9	(987.7)
Plus:
Interest expense – note 1	271.3	255.5
Depreciation expense – note 1	198.2	184.4
Any impairment charge or asset write-off and amortization of intangibles arising pursuant to FASB No. 141	54.2	531.7
Any loss from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	134.4	—
Other	23.1	47.0
Less:
Any income from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	—	(251.7)
Currency transaction losses (gains)	(500.7)	697.9
Other	(40.9)	(1.2)
Consolidated EBITDA For Covenant Purposes	559.5	475.9
Note 1 –	Interest and depreciation expense for covenant purposes exclude certain specific expenses as defined in the agreement and as a result does not reconcile to the financial statements line items.

Consolidated Total Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes is a non-GAAP measure. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants. We believe the disclosure of the calculation of Consolidated Total Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

As of December 31, 2009, Telesat’s Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for credit agreement purposes, was 5.49:1, which was less than the maximum test ratio of 8.25:1. The Consolidated EBITDA for Covenant Purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.08:1, which was greater than the minimum test ratio of 1.30:1.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes to Debt Financing:

Debt
(in millions of dollars)

($ millions)	Year Ended December 31, 2009	Year Ended December 31, 2008
U.S. dollar denominated debt
U.S. Term Loan I (USD$)	1,719.9	1,737.5
U.S. Term Loan II (USD$)	147.7	149.2
Senior Notes (USD$)	692.8	692.8
Senior Subordinated Notes (USD$)	217.2	217.2
	2,777.6	2,796.7
Foreign exchange adjustment	147.8	628.1
Subtotal (CAD$)	2,925.4	3,424.8
Debt issue expenses	(73.1)	(83.6)
CAD denominated debt
Canadian Term Loan	185.0	195.0
Revolving facility	—	—
Other debt financing	—	0.3
Debt financing	3,037.3	3,536.5

(in CAD$ millions)	Year Ended December 31, 2009	Year Ended December 31 2008
Debt financing	3,037.3	3,536.5
Adjustments for Covenant Purposes:
Unrestricted subsidiary	(20.0)	(25.4)
Debt issue expenses	73.1	83.6
Capital leases	21.3	39.9
Cross currency basis swap adjustment	111.9	(65.9)
Other	0.3	0.2
Cash (adjusted for unrestricted subsidiaries)	(154.2)	(98.5)
Consolidated Total Debt for covenant purposes	3,069.7	3,470.4

Interest Expense for Covenant Purposes

Interest Expense for Covenant Purposes is a non-GAAP measure. We believe that the inclusion of Interest Expense for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants. We believe the disclosure of the calculation of Interest Expense for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our consolidated Interest Expense for Covenant Purposes to interest expense:

(in CAD$ millions)	Year Ended December 31, 2009	Year Ended December 31, 2008
Interest expense	273.6	257.6
Adjustments for Covenant Purposes:
Capitalized interest	19.4	39.0
Dividends on preferred shares (non-cash)	(13.5)	(9.9)
Amortization of financing costs	(12.7)	(9.8)
Cash interest income	(0.7)	(1.5)
Other	5.4	—
Effect of unrestricted subsidiary	(2.3)	(2.1)
Interest Expense for Covenant Purposes	269.2	273.3

Capital Expenditures for Covenant Purposes

Under the terms of our Credit Facility, we are also required to comply with a year-end maximum Permitted Capital Expenditure Amount covenant. Capital Expenditures for Covenant Purposes is a non-GAAP measure. We believe that the inclusion of Capital Expenditures for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants. We believe the disclosure of the calculation of Capital Expenditures for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The maximum Permitted Capital Expenditure Amount varies in each fiscal year with the availability of carry forward or carry back unused amounts subject to conditions specified in the Credit Facility. As of December 31, 2009, we were compliant with this covenant test. The following supports our compliance with this covenant as of December 31, 2009:

(in CAD$ millions)	Year Ended December 31, 2009	Year Ended December 31, 2008
Capital expenditures:
Satellite programs	258.1	263.8
Property additions	6.1	8.9
Capitalized interest	(19.9)	(39.0)
Capital lease payments	14.6	30.9
Impact of unrestricted subsidiary	(3.3)	(5.3)
Accrued capital expenditures	5.0	4.3
Total Capital Expenditures for Covenant Purposes	260.6	263.6
Carry-forward from prior years*	143.4	60.6
Permitted capital expenditures for 2008*	—	346.4
Permitted capital expenditures for 2009*	159.9	—
Under (Over) Covenant	42.7	143.4

*	USD converted at the average Bank of Canada noon rate for the respective year

Capital expenditures include expenditures for satellite programs of $258.1 million (2008 — $263.8 million) and property additions of $6.1 million (2008 — $8.9 million).

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses reported for the period. Actual results could differ from estimates. Some of the most significant estimates include the following:

Revenue Recognition

Our consulting contracts are split between fixed-price and cost-plus contracts. Under our firm fixed-price consulting contracts, work performed is paid for at a fixed price without adjustment for actual costs incurred in connection with the contract; accordingly, favourable changes in estimates of costs to complete the contract in a period will result in additional revenue and profit, and unfavourable changes in estimates will result in a reduction of revenue and profit or the recording of a loss that will be borne solely by us. When it is questionable whether or not we are the principal in a transaction, the transaction is evaluated to determine whether it should be recorded on a gross or net basis.

Satellites, Property and Other Equipment and Finite Life Intangible Assets

We assess any potential impairment loss relating to long-lived assets, including finite life intangible assets and satellites, property and other equipment, when events or changes in circumstances occur, by verifying whether the carrying amount of these assets can be recovered over their remaining lives through undiscounted future expected cash flows generated by those assets. If the expected undiscounted future cash flows are determined to be less than the carrying value of the long-lived asset, an impairment charge would be calculated and recorded. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows could be impacted by, among other things:

•	changes in estimates of the useful life of the satellite;
•	changes in estimates of our ability to operate the satellite at expected levels;
•	changes in the manner in which the satellite is to be used; and
•	the loss of one or several significant customer contracts on the satellite.

If an impairment loss was indicated, such amount would be recognized in the period of the occurrence, net of any insurance proceeds (if any) to be received so long as such amounts are determinable and receipt is probable. If no impairment loss was indicated and insurance proceeds were received, the proceeds would offset the carrying value of the satellite. In the event that the insurance proceeds received exceeded the carrying value of the satellite, the excess of the proceeds over the carrying value of the satellite would be recognized in the statement of earnings.

Management makes assumptions of the estimated useful lives of assets which it believes are reasonable. The recoverability of tangible assets is significantly impacted by the estimated useful lives of assets. A $2 million impairment loss was recorded in 2008 on the Nimiq 3 satellite, and a $2 million impairment loss related to the capital assets of Telesat Serviços de Telecomunicação Limitada (“TSL”) was booked in the ten months ended October 30, 2007 (see note 11 to our consolidated financial statements). No impairment charge was recognized in 2009.

The estimated useful lives of the satellites are based upon the lesser of the satellite’s manufacturers’ end-of-service life or the expected end-of-orbital manoeuvre life of the satellite as determined by an engineering analysis performed during initial in-orbit testing. As the telecommunications industry is subject to rapid technological change and the satellites can be subject to certain anomalies, the estimated useful lives of satellites and communications equipment may have to be revised and the carrying value adjusted. Accordingly, the estimated useful lives of the satellites are periodically reviewed using current engineering data. If a significant change in the estimated useful lives of the satellites is identified, the effect of such changes on amortization expense would be accounted for on a prospective basis. Reductions in the estimated useful lives of the satellites would result in additional amortization expense in future periods and may necessitate acceleration of planned capital expenditures in order to replace or supplement the satellite earlier than planned. If the reduction in the estimated useful life of a satellite results in undiscounted future cash flows for the satellite to be less than the carrying value of the satellite, an impairment charge would be calculated and recorded.

Goodwill and Other Intangible Assets with Indefinite Useful Lives

Goodwill and other intangible assets with indefinite useful lives were recorded as a result of the Acquisition and their valuation is undertaken on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount is likely to exceed their fair value. We generally measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its fair value, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of earnings. Testing for impairment requires significant subjective judgments by management in relation to discount rates, future cash flows, income tax rates and overall future health of satellites. A $483 million impairment loss was recorded in 2008 on the orbital slots (see note 11 to our consolidated financial statements). No impairment charge was recorded in 2009.

Any changes in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are not able to reasonably quantify the changes in the overall financial performance had different assumptions been used. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values.

Contingencies

We accrue a potential loss where management believes the loss is probable and it can be reasonably estimated. The decision is based on information that is available at the time. The amount of the loss is estimated by consulting with outside counsel, when applicable, and can involve analyzing potential outcomes and assuming various litigation and settlement strategies.

If the final resolution of a legal or regulatory matter results in a judgment against us or requires the payment of a large settlement, it could have a material and negative effect on the results of operations, cash flows and financial position in the period that the judgment or settlement occurs. Any accrual would be charged to operating income and included in other current or long-term liabilities. Any cash settlement would be included in cash from operating activities.

We do not have any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2009. There have not been any significant changes to the Company’s estimates in the past two years.

Income Taxes

The calculation of income taxes in many cases requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities. There were no significant changes to the estimates made in the past three years.

Accounting Standards

Changes in Accounting Policies

The Company has prepared the consolidated financial statements in accordance with Canadian GAAP using the same basis of presentation and accounting policies as outlined in notes 1 and 2 to the consolidated financial statements for the year ended December 31, 2008, except as follows:

On January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”. This standard applies to goodwill and intangible assets subsequent to the initial recognition in a business combination and establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. The standard had no material impact on Telesat’s reporting.

In January 2009, the CICA’s Emerging Issues Committee (EIC) issued Abstract No. 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 requires an entity to take into account its own credit risk and that of the relevant counterparty(s) when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC, which was effective for Telesat on January 1, 2009, had no impact on the Company’s Balance Sheet or on the Statement of Earnings (Loss) because the aforementioned credit risks had been incorporated into the valuation methodology before the EIC was issued.

In June 2009, the CICA amended Handbook Section 3862 “Financial Instruments — Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The Company has adopted these new disclosure requirements in these 2009 annual financial statements.

Recent Canadian Accounting Pronouncements

In January 2009, the CICA issued Handbook Section 1582 “Business Combinations”, which will replace CICA Handbook Section 1581 “Business Combinations”. The CICA also issued Handbook Section 1601 “Consolidated Financial Statements” and Handbook Section 1602 “Non-Controlling Interests”, which will replace CICA Handbook Section 1600 “Consolidated Financial Statements”. The new standards are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The objective of the new standards is to harmonize Canadian GAAP for business combinations and consolidated financial statements with the International and U.S. accounting standards. The new standards are to be applied prospectively.

In December 2009, the CICA’s Emerging Issues Committee (EIC) issued Abstract No.175 “Multiple Deliverable Revenue Arrangements”. EIC 175 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. This EIC will become effective January 2011 to be applied prospectively, the impact is being assessed.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP”. This Plan will result in having publicly accountable enterprises being fully converged with IFRS as issued by the International Accounting Standards Board over a transitional period to be complete by 2011. As an SEC reporting issuer, the Company has the option of adopting IFRS or moving to US GAAP. We have decided to adopt IFRS and as such we will be required to report using the IFRS standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, the date we have selected for adoption.

New pronouncements are expected to be issued during this transitional period and, as a result, the IFRS as at the transition date are expected to differ from their current form. In August 2008, the United States Securities and Exchange Commission issued a proposed “road map” that would permit certain United States reporting issuers to use IFRS in their filings. The proposal contemplates mandatory usage of IFRS by all United States reporting issuers as early as 2014.

We commenced our IFRS conversion project during 2009, and established a formal project governance structure, including an IFRS Steering Committee. The IFRS Steering Committee consists of senior management members from finance, treasury and investor relations, Information Technology and Legal. The IFRS Steering Committee meets on a regular basis to monitor the progress and critical decisions in the transition to IFRS. An external advisor has also been engaged to work with our dedicated project team to complete the conversion project.

The conversion project has several phases that we will have to complete in order to begin reporting under IFRS:

—	initial assessment and scoping phase, including the identification of significant differences between existing Canadian GAAP and IFRS with respect to our relevant circumstances;
—	analysis phase, including analysis of the impact of significant differences between existing Canadian GAAP and IFRS on our current accounting policies, information technology, internal controls over financial reporting, disclosure controls and procedures, training requirements and business activities;
—	accounting policy selection phase, including the identification, evaluation and selection of the specific policies; and
—	embedding phase, which will integrate the selections into our underlying financial system and processes.

We have completed the initial assessment and scoping phase and are currently working on the analysis and accounting policy selection phases of the project. The initial assessment and scoping phase provided insight into the most significant areas of difference between existing Canadian GAAP and IFRS applicable to the Company which include asset impairment, provisions, leases, employee future benefits, and the effect of changes in foreign exchange rates, as well as more extensive presentation and disclosure requirements under IFRS. At this stage of the project, we are not able to quantify the impact of these differences, but these differences could result in material changes to our financial statements.

In 2010 as part of our embedding phase, we will effectively have to maintain two parallel books of account: one set will use the existing version of Canadian GAAP for reporting during the year, the second set will use the existing version of IFRS for comparative reporting to be used in 2011. The International Accounting Standards Board continues to develop the IFRS currently in place, and we continually assess the impact to these developments on our IFRS conversion plan.

Recent U.S. Accounting Pronouncements

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which was primarily codified into ASC Topic 105, Generally Accepted Accounting Standards and supersedes SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, which was issued in May 2008. ASC Topic 105 has become the single source of authoritative non governmental US GAAP, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. This standard reorganizes the US GAAP pronouncements into accounting topics and displays them using a consistent structure. ASC Topic 105 impacts the Company’s financial statements and related disclosures as all references to authoritative accounting literature reflect the newly adopted codification. This standard applies to the Company’s consolidated financial statements for the fiscal year ended December 31, 2009.

In December 2007, the FASB issued SFAS 141(R), Business Combinations, which broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141(R) expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. It requires the acquirer to recognize as an adjustment to income tax expense changes in the valuation allowance for acquired deferred assets. SFAS 141(R), which was primarily codified into FASB ASC Topic 805, Business Combinations, became effective for the Company on January 1, 2009 and did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which was primarily codified into FASB ASC Topic 810, Consolidation. SFAS 160 requires that a non-controlling interest in a subsidiary be reported as equity and the amount of consolidated net earnings specifically attributable to the non-controlling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any non-controlling equity investment retained in a deconsolidation. SFAS is effective for the Company on January 1, 2009. The adoption of this FSP did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, which requires specific disclosures regarding the location and amounts of derivative instruments in the financial statements; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect financial position, financial performance and cash flows. SFAS 161, which was primarily codified into FASB ASC Topic 815, Derivatives and Hedging, became effective for the Company on January 1, 2009 and did not have a material impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. It is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3, which was primarily codified into FASB ASC Topic 350, Intangibles — Goodwill and Other, became effective for the Company on January 1, 2009 and did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which clarifies and amends SFAS 141, Business Combinations, to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS 141(R)-1, which was primarily codified into ASC 805, Business Combinations, applied to the Company’s consolidated financial statements for the fiscal year ended December 31, 2009, and did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS 165, Subsequent Events, which was primarily codified into FASB ASC Topic 855, Subsequent Events. SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, depending on the Company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. SFAS 165 has been applied for the fiscal year ended December 31, 2009 and did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued ASU 2009-16, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140, which was primarily codified into FASB ASC Topic 860, Transfers and Servicing. ASU 2009-16 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS 166 will be effective for the Company’s interim and annual reporting beginning January 1, 2010. ASU 2009-16 is not expected to have any impact on the Company’s consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

In the following table are listed the names, ages as of December 31, 2009 and positions of the individuals who serve as the directors and senior management of Telesat Holdings and Telesat Canada, along with the date that each individual was elected or appointed:

Name	Age	Title	Date First Elected or Appointed a Director or Member of Senior Management
Directors
Mark H. Rachesky, M.D.(1)	50	Chairman of the Board	October 31, 2007
Michael B. Targoff(2)	65	Director	October 31, 2007
Hank Intven	61	Director	October 31, 2007
Gordon J. Fyfe	51	Director	October 31, 2007
Derek Murphy(1)	52	Director	October 31, 2007
James Pittman(2)	46	Director	October 31, 2007
John P. (Jack) Cashman	69	Director	October 31, 2007
Colin D. Watson(2)	68	Director, Chair of Audit Committee	October 31, 2007
Clare R. Copeland	73	Director	October 31, 2007
V. Peter Harder(1)	57	Director, Chair of Corporate Governance Committee	October 31, 2007
Senior Management
Daniel S. Goldberg	44	President and Chief Executive Officer (Telesat Holdings and Telesat Canada)	October 31, 2007 (Telesat Holdings) September 18, 2006 (Telesat Canada)
Paul D. Bush	51	Vice President, North American Sales (Telesat Canada)	August 7, 1997
Michel G. Cayouette	51	Chief Financial Officer and Treasurer (Telesat Holdings and Telesat Canada)	September 17, 2008
Christopher S. DiFrancesco	46	Vice President, General Counsel and Secretary (Telesat Holdings and Telesat Canada)	January 5, 2009
Patrick M. Enright	51	Vice President, Network Operations (Telesat Canada)	December 1, 2004
Nigel J. Gibson	42	Vice President, International Sales (Telesat Canada)	June 1, 2009
Michael C. Schwartz	45	Vice President, Marketing and Corporate Development (Telesat Canada)	February 7, 2007
David N. Wendling	47	Vice President, Space and Network Engineering (Telesat Canada)	October 31, 2007

(1)	Member of Compensation and Corporate Governance Committee.
(2)	Member of Audit Committee.

There are no family relationships among any of the directors or members of senior management. Except for the Shareholders Agreement described in “Item 7.B. Related Party Transactions”, there are no material arrangements or understandings with major shareholders or between any two or more directors or members of senior management pursuant to which any person was selected as a director or member of senior management.

Each of the directors has served in his respective capacity since his election, and we expect that he will serve until the next annual meeting of shareholders, unless his office is earlier vacated in accordance with the by-laws of the corporation or with the provisions of the CBCA.

Each member of senior management is appointed by the board to serve, subject to the discretion of the board, until his successor is appointed or he resigns.

The following is a brief description of the principal business activities of the directors and members of senior management.

Directors

Mark H. Rachesky, M.D. is a co-founder of MHR Fund Management LLC and has been its President since its inception in 1996. He has been non-executive Chairman of the Board of Directors of Loral since March 1, 2006 and is Chairman of the Compensation Committee and a member of the Executive Committee of Loral. Dr. Rachesky is Non-executive Chairman of the Board, Chairman of the Nominating and Corporate Governance Committee and member of the Compensation Committee of Leap Wireless International, Inc. He is also a Director, Chairman of the Governance and Nominating Committee, member of the Compensation Committee and a member of the Executive Committee of Emisphere Technologies, Inc., and a Director and member of the Strategic Advisory Committee of Lions Gate Entertainment Corp.

Michael B. Targoff has been Chief Executive Officer of Loral since March 1, 2006, President since January 8, 2008 and Vice Chairman of Loral since November 21, 2005. From 1998 to February 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company. Mr. Targoff is also Chairman of the Board and member of the Audit Committee of Communication Power Industries, serves as Director, Chairman of the Audit Committee and member of the Compensation Committee and nominating and Corporate Governance Committee of Leap Wireless International, Inc. and is Director and Chairman of the Banking and Finance Committee and the Corporate Governance Committee of ViaSat, Inc.

Hank Intven leads the telecommunications practice of the law firm McCarthy Tétrault LLP. He served as Executive Director of Telecommunications at the Canadian Radio-television and Telecommunications Commission from 1980 to 1985. Over the past 27 years, he has advised on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry and has worked on commercial and regulatory telecommunications matters in more than 20 other countries.

Gordon J. Fyfe joined PSP Investments as President and Chief Executive Officer in October 2003. Before joining PSP Investments, Mr. Fyfe served as President of World Markets at CDP Capital. From 1992 to 2002, Mr. Fyfe was President and Chief Operating Officer of TAL International, a division of TAL Global Asset Management. Prior to joining TAL International, from 1986 to 1992, Mr. Fyfe was Vice President at JP Morgan in London, England. Mr. Fyfe is a director of Revera, a privately held company that is wholly owned by his employer, PSP Investments.

Derek Murphy joined PSP Investments as First Vice President, Private Equity in March 2004. From 1998 to 2004, he was President and Chief Executive Officer, as well as founder, of Barnridge Inc., a private investment company. Prior to Barnridge, he worked in the investment banking sector from 1986 to 1997 for such companies as J.P. Morgan and Swiss Bank Corporation Warburg.

James Pittman joined PSP Investments in February 2005 and is currently Vice President, Private Equity. From 2002 to 2005, he was Executive Vice-President and Chief Financial Officer of Provincial Aerospace, an internationally diversified aerospace and aviation operations company focused on aircraft modifications and operations. Prior to Provincial, he was Chief Financial Officer and Co-Owner of two other operating businesses in the technology and pharmaceutical industries. Mr. Pittman received his Chartered Accountant designation in 1990 while articling with Deloitte & Touche and also completed a tax specialty with PricewaterhouseCoopers in 1996. He currently sits on the Board of Directors for Herbal Magic Inc., the Institutional Limited Partners Association, and Haymarket Financial Holdings Limited.

John P. (Jack) Cashman is currently a director of Transat A.T. Inc. (TSX: TRZ) and the Chairman of Vectura Group Plc. (LSE: VEC). From 2002 – 2005 he was the Chairman of Advanced Surgical Concepts Ltd., Ireland, and a director of Bespak Plc. Mr. Cashman is also the former Chairman and joint CEO of R.P. Scherer Corporation.

Colin D. Watson is currently a director of Rogers Communications, Louisiana Pacific Corp, Northstar Aerospace, Vector Aerospace, DALSA Corp, SL Split Corp and B Split II Corp. He was President and CEO of Rogers Cablesystems (1979 – 1996), Spar Aerospace (1996 – 1999) and Vector Aerospace (2003 – 2005). He was also Vice Chairman of Spar Aerospace Limited from 2000 to 2002.

Clare R. Copeland is the Chief Executive Officer of Falls Management Company, a commercial development and casino in Niagara Falls, Ontario. He is also Chairman of Toronto Hydro Corporation, a Canadian electricity provider. Between 2000 and 2002, he was Chairman and Chief Executive Officer of OSF Inc., a manufacturer of retail store interiors. He is also on the Boards of RioCan, Danier Leather, MDC Corp., Entertainment One and Chesswood Inc. He was President and Chief Executive Officer of People’s Jewellers Corporation (1993 – 1999), Chairman of Sun Media (1997 – 1999), President and CEO of Granada Canada Limited (1984 – 1988) and Chairman of Ontario Place (1987 – 1997). He has also held several senior management positions, including Chief Operating Officer with Zale Corporation (1991 – 1993).

V. Peter Harder is a Senior Policy Advisor with the law firm Fraser, Milner, Casgrain. He was, until he left the Government of Canada in 2007, its longest serving Deputy Minister. Between 1991 and 2007, he served as the most senior public servant in a number of Canadian government departments, including the Departments of Industry, Foreign Affairs and International Trade. He currently serves on the Boards of IGM Financial, Power Financial Corporation, ARISE Technologies, KRIA Resources Inc., and Pinetree Capital Limited. He is also a member of the Board of Governors of the University of Ottawa and The United Church Foundation. He was appointed a Trudeau Foundation Mentor for 2009 – 2010 and also serves as the Chair of the National Arts Centre’s Governance, Nominating, and Ethics Committee. In 2008, he was elected the President of the Canada China Business Council (CCBC). He also serves on the Board of Directors of the Canada Eurasia Russia Business Association (CERBA) and is a member of the International Institute for Strategic Studies.

Senior Management

Daniel S. Goldberg became President and Chief Executive Officer of Telesat Canada in September 2006, and of Telesat Holdings in October 2007. Prior to September 2006, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held since March 2006 following the purchase of New Skies by SES. During that time, Mr. Goldberg also served as a member of the SES Executive Committee. Prior to that, Mr. Goldberg served as the Chief Executive Officer of New Skies Satellites since January 2002 and was President and a member of the New Skies Satellites Holdings board of directors since its formation in January 2005. Mr. Goldberg was also a managing director and a member of the executive management committee formed by New Skies Satellites. Prior to becoming its Chief Executive Officer, he had served as Chief Operating Officer of New Skies since February 2000, and prior to that time, he had served as New Skies General Counsel since October 1998. Prior to joining New Skies, he worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, Mr. Goldberg was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington, D.C. Mr. Goldberg received a Bachelor of Arts degree from the University of Virginia, graduating with highest honors, and a Juris Doctor degree, cum laude, from Harvard Law School.

Paul D. Bush joined Telesat Canada in 1980, and since that time he has held a variety of positions in Administration, Engineering and Sales until being appointed Vice President, Corporate Development in 1997, then Vice President, Broadcasting and Corporate Development in 2004, and now Vice President, North American Sales since 2007. Mr. Bush is a Board member of Society of Satellite Professionals International (SSPI). He holds both a Bachelor of Health Science degree from the University of Ottawa, and a Bachelor of Education degree from Queen’s University in Kingston, Ontario.

Michel G. Cayouette became Chief Financial Officer and Treasurer of Telesat Canada and Telesat Holdings in September 2008. Prior to that, Mr. Cayouette was Managing Partner of Gordon Blake, LLC since August 2003. From January 2002 to July 2003, he served as Chief Financial Officer of Flag Telecom Holdings

Ltd. From January 2001 to November 2001, he served as Executive Vice President and Chief Financial Officer of TIW Asia N.V. From June 1992 to December 2000, he held several senior executive positions for Teleglobe Communications Corporation and Teleglobe Inc. Mr. Cayouette is a chartered accountant and a certified public accountant. He holds a Master of Business Administration degree and a Bachelor of Administration degree from the University of Montreal (École des Hautes Études Commerciales).

Christopher S. DiFrancesco became Vice President, General Counsel and Secretary of Telesat Canada and Telesat Holdings in January 2009. Prior to that, Mr. DiFrancesco served as Senior Vice President, Legal, General Counsel and Secretary of Corel Corporation, a position he held since October 2006. From December 2003 to October 2006, he served as Corel Corporation’s Vice President, Legal, General Counsel and Secretary, and as Corporate Counsel from September 2000 to December 2003. From 1998 to 2000, he served as Associate Counsel for the National Hockey League Players’ Association. From 1991 to 1998, he practiced with the law firm of Gowling Lafleur Henderson in Toronto, Canada. He has a Bachelor of Engineering Science in Mechanical Engineering and a Bachelor of Laws from the University of Western Ontario.

Patrick M. Enright joined Telesat Canada in 1981, and held progressively responsible management positions until being appointed Vice President, Network Services in 2004 with a title change to Vice President, Network Operations in 2008. Mr. Enright holds a diploma in Electronic Engineering Technology from Conestoga College of Applied Arts and Technology. He is a graduate of the Western Executive Program, University of Western Ontario, as well as a graduate of the Executive Management Development Program from the Banff Centre for Management.

Nigel J. Gibson became Vice President, International Sales of Telesat Canada in June 2009. Prior to that, from October 2002 Mr. Gibson served as Vice President of Sales for Europe, C.I.S. and Middle East with SES World Skies. Prior to joining SES World Skies, from July 1999 he was Vice President of Sales for Northern Europe of GlobeCast and, from June 1996 was Head of DTH Marketing for Sky Television in the U.K. Mr. Gibson holds an Honours Degree in Business Studies from Leeds Metropolitan University in the U.K.

Michael C. Schwartz became Vice President, Marketing and Corporate Development of Telesat Canada in February 2007. Mr. Schwartz joined Telesat Canada from SES New Skies, where he served as Senior Vice President of Marketing and Corporate Development, a position he held since March 2006 following the purchase of New Skies Satellites by SES. Prior to that, Mr. Schwartz served in the same position for New Skies Satellites since September 2003. Prior to joining New Skies Satellites, he served as Chief Development and Financial Officer of Terabeam Corporation (Terabeam), responsible for business and corporate development as well as financial operations. Prior to Terabeam, he was a co-founder and President of an Internet infrastructure company, which was sold in December 2000. He also held two senior positions at AT&T Wireless Services, most recently as Vice President of Acquisitions and Development. Mr. Schwartz graduated magna cum laude from Harvard University in physics and magna cum laude from Harvard Law School.

David N. Wendling joined Telesat Canada in 1986, and has held a variety of key positions within the Space Systems Department prior to being appointed Vice President, Space Systems in 2007 with a title change to Vice President Space and Network Engineering in 2008. As Director of the Satellite Control Division, he was responsible for operating Telesat satellites and designing, developing, and procuring the Satellite Control ground segment. He was also responsible for the development, management, and delivery of three of Telesat’s international consulting business lines: Transfer Orbit Services, 3rd Party Satellite Operations and the provisioning of Satellite Control Facilities. Mr. Wendling holds a Bachelor of Applied Science from the University of Waterloo. He is registered as a Professional Engineer with the Professional Engineers of Ontario.

B. Compensation.

Director Compensation

During the fiscal year ended December 31, 2009, the aggregate compensation paid to Telesat Canada’s directors by us was $340,000.

Loral and PSP are each entitled to nominate three directors to the board. None of those six directors who are shareholder nominees are paid a fee by us for his services as a director.

The other four directors are each paid an annual fee of $75,000 for acting as a director. In addition to the annual fee, the Chair of the Audit Committee is paid $15,000 for acting in such capacity, and the Chair of the Corporate Governance Committee is paid $7,500 for acting in such capacity. For each attendance at a meeting of the board or a board committee, each director who is paid the annual fee is also paid a meeting fee of $1,000 for each meeting attended in person, and a meeting fee of $500 for each meeting attended by telephone, except for telephone meetings of under 30 minutes in duration unless the Chair of the meeting determines that such meeting required significant advance preparation by board or committee members. Directors may be offered a right to elect to participate in one or more compensation plans which may be developed by us, in which case the annual fee of the participating director may be reduced by any value attributed to such right of participation.

All directors are entitled to be reimbursed for travel and other expenses properly incurred by them in attending meetings of the board or of any committee of the board.

The directors of Telesat Holdings are also directors of Telesat Canada and Telesat Interco, and are members of the board of managers of Telesat LLC. They do not receive additional remuneration from us for acting in that capacity.

Senior Management Compensation

The aggregate salary and benefits paid by us to Telesat Canada’s senior management for the year ended December 31, 2009 amounted to $6,640,416. The aggregate salary and benefits paid by us to the five highest-paid officers of Telesat Canada for the fiscal year ended December 31, 2009 was $5,284,811.

In addition, former senior managers of Telesat Canada whose employment ceased between January 1, 2009 and December 31, 2009 received severance payments from us in the aggregate amount of $208,319.

As a Canadian company that is not a reporting issuer under the securities legislation of any jurisdiction in Canada, Telesat Canada is not required to publicly disclose individual compensation information either as a requirement under its governing statute or under any securities legislation. Telesat Canada does not publicly disclose individual compensation information in Canada.

On September 19, 2008, Telesat Holdings adopted a stock incentive plan for certain of our key employees. The plan provides for the grant of up to 8,824,646 options to purchase non-voting participating preferred shares of Telesat Holdings, convertible into common shares of Telesat Holdings. See “Item 6.E. Share ownership” for more information about the Telesat Holdings stock options.

In addition, the total amounts set aside or accrued by us in 2009 to provide pension, retirement or similar benefits to senior managers of Telesat Canada amounted to approximately $820,000.

Directors’ and Senior Management’s Liability Insurance; Indemnity Payments

We have acquired and maintain liability insurance for our directors and officers as well as those of our subsidiaries. The total coverage limit of such insurance is US$60 million per claim and US$60 million in the annual aggregate. In the last fiscal year we paid premiums of US$162,917 for this coverage and entered into a one-year contract ending October 31, 2010. Claims for which we grant indemnification to insured persons are subject to a US$500,000 deductible for any one loss.

There were no claims made or paid under this insurance coverage in 2009.

We have entered into indemnity agreements with certain directors and members of senior management that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors or members of senior management. No indemnity payments were made to directors and/or senior management in 2009.

C. Board practices.

Board of Directors

The board currently consists of ten members. Each director is elected annually, and we expect that he or she will serve until the next annual meeting of shareholders, unless his office is earlier vacated in accordance with the by-laws of the corporation or with the provisions of the CBCA. Each of the directors has served in his respective capacity since his election; see “Item 6.A. Directors and Senior Management” for the period during which each director and member of senior management has served in that office.

Directors’ Service Contracts

There are no director service contracts between Telesat Canada and its directors providing for benefits upon termination of employment.

Committees of the Board

Our board has an Audit Committee, and a Compensation and Corporate Governance Committee.

Audit Committee.

Our Audit Committee is comprised of Messrs. Targoff, Pittman and Watson.

The principal duties and responsibilities of our Audit Committee, which are included in our Audit Committee charter, are to assist the board in its oversight of:

•	the integrity of the corporation’s financial statements and related information;
•	the corporation’s compliance with applicable legal and regulatory requirements;
•	the independence, qualifications and appointment of the corporation’s auditor;
•	management responsibility for reporting on internal controls and risk management; and
•	the administration, funding and investment of the corporation’s pension plans and fund.

Our Audit Committee is also responsible for:

•	appointing, compensating, retaining and overseeing the work of the corporation’s accounting firm;
•	establishing procedures for (a) the receipt, retention and treatment of complaints received by the corporation regarding accounting, internal controls or auditing matters and (b) confidential, anonymous submission of complaints by employees regarding questionable accounting or auditing matters;
•	pre-approving all engagements for permitted non-audit services provided by the corporation’s auditor to the corporation; and
•	reviewing and discussing the annual consolidated financial statements with management.

The Audit Committee has the authority to engage outside counsel and other outside advisors as it deems appropriate to assist it in the performance of its functions.

Compensation and Corporate Governance Committee

Our Compensation and Corporate Governance Committee is comprised of Dr. Rachesky and Messrs. Murphy and Harder.

The principal duties and responsibilities of our Compensation and Corporate Governance Committee, which are included in our Compensation and Corporate Governance Committee charter, are to assist the board in its oversight of:

•	the compensation, nomination, evaluation and succession of officers and other management personnel;
•	the corporation’s health and safety policies and practices, and developing and implementing the corporation’s corporate governance guidelines;

•	identifying individuals qualified to become board members;
•	determining the composition of the board of directors and its committees;
•	determining the directors’ remuneration for board and committee service;
•	developing and overseeing a process to assess the board Chair, board committees, Chairs of committees and individual directors; and
•	overseeing the corporation’s policies concerning business conduct, ethics, and other matters, and if required, public disclosure of material information.

D. Employees.

As of December 31, 2009, Telesat Canada and its subsidiaries had approximately 500 full and part time employees, approximately 2% of whom are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. Telesat Canada considers its employee relations to be good.

E. Share ownership.

The following table presents information regarding the ownership of certain classes of shares of Telesat Holdings by our directors and senior management as of December 31, 2009.

Name (Title)	Common	Voting Participating Preferred	Non-Voting Participating Preferred	Director Voting Preferred	Senior Preferred	Percentage of Class
Mark H. Rachesky, M.D.(1)	—	—	—	—	—	—
Michael B. Targoff	—	—	—	—	—	—
Hank Intven	—	—	—	—	—	—
Gordon J. Fyfe	—	—	—	—	—	—
Derek Murphy	—	—	—	—	—	—
James Pittman	—	—	—	—	—	—
John P. (Jack) Cashman	—	—	—	820	—	82%
Colin D. Watson	—	—	—	180	—	18%
Clare R. Copeland	—	—	—	—	—	—
V. Peter Harder	—	—	—	—	—	—
Daniel S. Goldberg	—	—	—	—	—	—
Paul D. Bush	—	—	—	—	—	—
Michel G. Cayouette	—	—	—	—	—	—
Christopher S. DiFrancesco	—	—	—	—	—	—
Patrick M. Enright	—	—	—	—	—	—
Nigel J. Gibson	—	—	—	—	—	—
Michael C. Schwartz	—	—	—	—	—	—
David N. Wendling	—	—	—	—	—	—

(1)	Various funds affiliated with MHR Fund Capital Management (“MHR”) hold, as of December 31, 2009, approximately 39.9% of Loral’s outstanding voting common stock and 59.0% of Loral’s total outstanding voting and non-voting common stock. Dr. Rachesky, chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Telesat Holdings Stock Options

On September 19, 2008, Telesat Holdings adopted a stock incentive plan for certain of our key employees. The plan provides for the grant of up to 8,824,646 options to purchase non-voting participating preferred shares of Telesat Holdings, convertible into common shares of Telesat Holdings.

Two different types of stock options may be granted under the plan: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five year period by 20% increments on each October 31st starting in 2008. The vesting amount is prorated for optionees whose employment with us started after October 31, 2007. The performance-vesting options become vested and exercisable over a five year period starting March 31, 2009, provided that Telesat Holdings has achieved or exceeded an annual or cumulative target consolidated EBITDA established and communicated on the grant date by the board of directors.

The exercise period of the share options expires ten years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the board of directors on the grant date, and the fair market value of a non-voting participating preferred share on the grant date. As at December 31, 2009, the weighted-average remaining life of the outstanding options was nine years, and the exercise price of all outstanding options was $11.07 per share.

The following table sets forth, as of December 31, 2009, the share options granted to Telesat Canada’s senior management.

Name (Title)	Number of Option(s)	Type of Options	Expiration Date
Daniel S. Goldberg, President and Chief Executive Officer	3,781,991	Non-Voting Participating Preferred Shares	September 19, 2018
Paul D. Bush, Vice President, North American Sales	1,071,564	Non-Voting Participating Preferred Shares	September 19, 2018
Michel G. Cayouette, Chief Financial Officer and Treasurer	756,398	Non-Voting Participating Preferred Shares	September 19, 2018
Christopher S. DiFrancesco, Vice President, General Counsel and Secretary	289,953	Non-Voting Participating Preferred Shares	January 5, 2019
Patrick M. Enright, Vice President, Network Operations	289,953	Non-Voting Participating Preferred Shares	September 19, 2018
Nigel J. Gibson, Vice President, International Sales	289,953	Non-Voting Participating Preferred Shares	June 1, 2019
Michael C. Schwartz, Vice President, Marketing and Corporate Development	1,260,664	Non-Voting Participating Preferred Shares	September 19, 2018
David N. Wendling, Vice President, Space and Network Engineering	289,953	Non-Voting Participating Preferred Shares	September 19, 2018

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

Telesat Interco holds 145 shares of common stock of Telesat Canada, which represents all of the issued and outstanding common stock of Telesat Canada. Telesat Holdings holds 1,100,001 shares of common stock of Telesat Interco, which represents all of the issued and outstanding common stock of Telesat Interco.

The following table sets forth the ownership of shareholders that are the beneficial owners of 5% or more of each class of shares of Telesat Holdings as of December 31, 2009.

Name (Title)	Common (C)	Voting Participating Preferred (VPP)	Non-Voting Participating Preferred (NPP)	Director Voting Preferred (DVP)	Senior Preferred (SP)	Percentage of Class
Red Isle Private Investments Inc.(1)	35,172,218	7,034,444	—	—	141,435	C: 47.4%
						VPP: 100%
						SP: 100%
Loral Holdings Corporation(1)(2)	39,080,242	—	35,953,824	—	—	C: 52.6%
						NPP: 100%
John P. (Jack) Cashman	—	—	—	820	—	DVP: 82%
Colin D. Watson	—	—	—	180	—	DVP: 18%

(1)	Each of Red Isle’s and Loral’s economic and voting interests on a combined basis taking into account the number and classes of shares owned by each of them are described below.

(2)	Various funds affiliated with MHR Fund Capital Management (“MHR”) hold, as of December 31, 2009, approximately 39.9% of Loral’s outstanding voting common stock and 59.0% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

On December 16, 2006, Telesat Interco, a subsidiary of Telesat Holdings, entered into a share purchase agreement with BCE and Telesat Canada to acquire all of the issued and outstanding common shares of Telesat Canada, formerly a wholly owned subsidiary of BCE. Pursuant to the share purchase agreement, Telesat Holdings, owned indirectly by PSP and Loral, acquired, through a subsidiary, all of the issued and outstanding shares of Telesat Canada from BCE.

PSP is a Canadian Crown corporation established by the Canadian Parliament pursuant to the Public Sector Pension Investment Board Act (the “PSP Act”) and is mandated to manage employer/employee pension contributions made after April 1, 2000 to the federal Public Service, the Canadian Forces and the Royal Canadian Mounted Police pension funds and contributions made after March 1, 2007 to the Reserve Force Pension Fund. There are ten current members of the PSP Board of Directors, all of whom are citizens of Canada. PSP holds its interest in Telesat Holdings through a wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), a corporation organized under the CBCA. Red Isle’s direct interest and PSP’s indirect interest in Telesat Holdings is a 36% equity interest, a 66 2/3% voting interest on all matters except for the election of directors, and a 30% voting interest for the election of directors. PSP’s principal offices are at 1250 Boulevard René Lévesque West, Suite 900, Montreal, Quebec, Canada, H3B 4W8 and its registered offices are at 440 Laurier Avenue West, Suite 200, Ottawa, Ontario, Canada, K1R 7X6.

Loral is a Delaware corporation and, together with its subsidiaries, is a leading satellite communications company with substantial activities in satellite manufacturing and investments in satellite-based communications services. Loral owns through a subsidiary 64% of the economic interest of Telesat Holdings and a 33 1/3% voting interest on all matters. Loral’s principal offices are located at 600 Third Avenue, New York, New York 10016. Loral’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington County of New Castle, Delaware 19801. Various funds affiliated with MHR hold, as of December 31, 2009, approximately 39.9% of Loral’s outstanding voting common stock and 59.0% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

John P. Cashman is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Cashman holds director voting preferred shares having a 30.0% voting interest for the election of directors only in Telesat Holdings. These shares have liquidation preference and dividend rights above common shares of Telesat Holdings. Mr. Cashman is an independent director of Telesat Holdings and Telesat Canada.

Colin D. Watson is a Canadian citizen, residing in the City of Toronto, in the Province of Ontario. Mr. Watson holds director voting preferred shares having a 6.67% voting interest for the election of directors only in Telesat Holdings. These shares have liquidation preference and dividend rights above common shares of Telesat Holdings. Mr. Watson is an independent director of Telesat Holdings and Telesat Canada.

B. Related party transactions.

Transaction Agreements

Loral Skynet Asset Transfer Agreement and Asset Purchase Agreement

On October 31, 2007, pursuant to the terms of the Asset Transfer Agreement, substantially all of the assets of Loral Skynet were transferred to Telesat Holdings in exchange for Telesat Holdings’ assumption of the principal amount of Loral Skynet’s senior secured debt and substantially all of its liabilities relating to the transferred assets, and the issuance to Loral Skynet of common shares and non-voting participating preferred shares of Telesat Holdings. The Asset Transfer Agreement provides that Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007 and Telesat will indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007. The transactions contemplated by the Asset Transfer Agreement were consummated on October 31, 2007. The assets that were transferred consisted principally of Loral Skynet’s fixed satellite services and network services assets, with the exception of certain excluded assets, and the shares of subsidiaries, including all of the issued and outstanding shares of Skynet Satellite Corporation (“SSC”), the purchaser under the Asset Purchase Agreement described below. In a related transaction, Loral Skynet also transferred to Telesat Holdings prior to the closing of the transactions contemplated under the Asset Transfer Agreement the benefit of certain foreign exchange contracts in exchange for non-voting participating preferred shares of Telesat Holdings and the assumption by Telesat Holdings of the related liabilities under such contracts. Thus, in the aggregate, Telesat Holdings issued shares to Loral Skynet representing 64% of the economic interests and 33 1/3% of the voting power of Telesat Holdings. The Asset Transfer Agreement contains representations and warranties of the parties based on the Telesat Canada purchase agreement with BCE and an indemnity in favor of Telesat Holdings for losses resulting from a breach of representations, warranties or covenants, as well as against excluded liabilities not assumed by Telesat Holdings. Loral Skynet’s obligation to indemnify Telesat Holdings is subject to minimum thresholds of US$8.4 million and US$42.0 million for losses relating to representations and warranties made on the signing and closing of the Asset Transfer Agreement, respectively, and a cap of US$83.9 million. The indemnification thresholds and cap are not applicable to breaches of certain specified representations and warranties and are subject to reduction based on adjustments made, if any, to the purchase price. Loral has guaranteed all of Loral Skynet’s obligations under the Asset Transfer Agreement. On March 28, 2008, Loral, Loral Skynet, PSP, Red Isle and Telesat Holdings entered into a letter agreement (the “March Letter Agreement”) pursuant to which, among other things, the parties agreed to the final post-closing adjustment amounts to be paid under the Asset Transfer Agreement between Loral and PSP.

On October 31, 2007, pursuant to the terms of the Asset Purchase Agreement, following the acquisition of SSC by Telesat Holdings, SSC purchased certain Loral Skynet assets, including real property, FCC licenses and rights to certain vendor and customer contracts and assumed certain liabilities of Loral Skynet for a purchase price of approximately US$25.5 million, paid in marketable securities.

Ancillary Agreement

In connection with the Skynet Transaction, Loral, Loral Skynet, PSP, Telesat Holdings and 4363230 Canada Inc. (which was amalgamated into Telesat Canada on the closing date to form “Amalco”) entered into an ancillary agreement, dated as of August 7, 2007 (the “Ancillary Agreement”). The Ancillary Agreement provided for certain payments among Loral, PSP and Telesat Holdings, which we refer to as “ancillary payments”, including the reimbursement by Telesat Holdings of insurance premiums paid and other transaction expenses incurred by Loral and/or PSP.

The Ancillary Agreement also (i) contemplates tax distributions to Telesat Holdings shareholders out of available cash resources to cover taxes on the income of Telesat Holdings that US shareholders are required to include as their own taxable income under Section 951 of the US Internal Revenue Code (the amounts of which are capped by the provisions of the notes), (ii) prohibits the authorization or issuance of capital shares of Telesat Holdings ranking pari passu or senior to the senior preferred shares so long as PSP or Red Isle, or their permitted transferees, owns 10% of the PSP Preferred and (iii) provides that Telesat Holdings and Amalco will indemnify Loral and its affiliates for Loral Skynet obligations to third parties assumed in connection with the Skynet Transaction that remain guaranteed by Loral and its affiliates.

Consulting Services Agreement

On October 31, 2007, Loral and Telesat Canada entered into a consulting services agreement (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, Loral provides certain non-exclusive consulting services in relation to the business of Loral Skynet which was transferred to Telesat Canada as part of the Skynet Transaction, as well as with respect to certain aspects of our satellite communications business. The Consulting Agreement has a term of seven years with an automatic renewal for an additional seven year term if certain conditions are met. In exchange for Loral’s services under the Consulting Agreement, we pay Loral an annual fee of US$5 million, payable quarterly in arrears on the last day of March, June, September and December of each year during the term of the Consulting Agreement. If the terms of our senior secured credit facilities or certain other debt obligations prevent us from paying such fees in cash, we can issue junior subordinated promissory notes to Loral in the amount of such payment, with interest on such promissory notes at the rate of 7% per annum, compounded quarterly, from the date of issue of such promissory note to the maturity date thereof.

The services provided by Loral include providing advice as to business objectives, strategies, implementation of a synergy plan after the Skynet Transaction, the transferred assets, satellite orbital locations outside of Canada, capital structure and financing, satellite expert personnel and general personnel matters. Furthermore, for additional fees, we may request assistance from Loral with respect to certain areas, including benefits administration, insurance and risk management, auditing, human resources, treasury operations, and, in the United States, public relations, regulatory, tax and legal compliance if the provision of such organizational services at the agreed price is approved by a majority of our directors, excluding Loral nominees. The amounts of such additional payments are limited by the provisions of the notes.

Under the terms of the Consulting Agreement, we indemnify Loral from certain liabilities arising out of the Consulting Agreement, provided that Loral (or its representative, employee or affiliate, if applicable) has not committed fraud or misconduct in relation to the matters giving rise to the indemnification claim.

Shareholders Agreement

On October 31, 2007, in connection with the Telesat Canada acquisition, PSP, Red Isle, Loral, LSC Holdings, Loral Holdings Corporation, a Delaware corporation (“Loral Holdings”), Loral Skynet, John P. Cashman, Colin D. Watson, Telesat Interco, Telesat Holdings, Telesat Canada and MHR entered into a shareholders agreement (the “Shareholders Agreement”).

The Shareholders Agreement provides for, among other things, the manner in which the affairs of Telesat Holdings and its subsidiaries will be conducted and the relationships among the parties and future shareholders of Telesat Holdings. Specifically, with respect to Telesat Holdings, the Shareholders Agreement provides for its capital structure, the number and election of members of the board of directors, the meetings of directors, the required vote of the board of directors to take certain actions, the approval of the Skynet Transaction, the officers, and the rights of certain shareholders to appoint observers to the board of directors. The Shareholders Agreement also approves an initial business plan, provides for the preparation and approval of annual budgets and business plan updates and procedures for the purchase of equipment, products and services from Loral and its affiliates, an agreement by Loral not to engage in a competing satellite communications business and agreements by the shareholders not to solicit employees of Telesat Holdings or any of its subsidiaries. Additionally, the Shareholders Agreement details the matters requiring shareholder approval or the approval of a shareholder, provides for preemptive rights for certain shareholders upon the issuance of certain shares of capital stock of Telesat Holdings and provides for either PSP or Loral to cause Telesat Holdings to conduct an initial public offering of its equity shares if an initial public offering is not completed by the fourth anniversary of the closing of the Telesat Canada acquisition. The Shareholders Agreement also restricts the ability of holders of certain shares to transfer them unless certain conditions are met or approval of the transfer is approved by directors, provides for a right of first offer to equity shareholders if a holder of equity shares wishes to sell them to a third party, provides for, in certain circumstances, tag-along rights in favor of non-Loral shareholders if Loral sells equity shares, drag-along rights in favor of Loral in case Loral enters into an agreement to sell all of its Telesat Holdings equity securities and drag-along rights in favor of PSP for the sale of Telesat Holdings if Loral undergoes a change of control. Also, the Shareholders Agreement provides for PSP and Loral to have the right to require the other party to sell all of its equity shares or voting shares to PSP or to a designee of Loral, as applicable, under certain circumstances.

The Shareholders Agreement provides for a board of directors of Telesat Holdings consisting of 10 directors, three nominated by Loral, three nominated by PSP and four independent directors selected by a nominating committee comprised of one PSP nominee, one Loral nominee and one of the independent directors then in office. Each shareholder is obligated to vote all shares for the election of the directors nominated by the nominating process. Each shareholder of Telesat Holdings made certain representations, including but not limited to representations with respect to due incorporation and valid existence, corporate power, ownership of shares of Telesat Holdings, due authorization and execution of the Shareholders Agreement, absence of any violations of material provisions of existing indentures or agreements of each party, and, with respect to each of Cashman and Watson, that they each qualified as an independent director and as a “resident Canadian” as that term is defined under Canadian law. Telesat Holdings made certain representations, including but not limited to representations that it owned all of the issued and outstanding shares in Telesat Interco. Telesat Interco made certain representations, including but not limited to representations that it owned all of the issued and outstanding shares in Telesat Canada.

Each shareholder of Telesat Holdings agreed to certain covenants, particularly with respect to: voting of shares in certain circumstances, compliance by such party’s subsidiaries with the Shareholders Agreement and keeping certain information confidential. Telesat Holdings subsequently entered into a Unanimous Shareholder Declaration with Telesat Interco, and Telesat Interco entered into a Unanimous Shareholder Declaration with Telesat Canada the effect of which is to compel each of Telesat Interco and Telesat Canada to comply with the relevant shareholder approval matters as set out in the Shareholders Agreement.

Our Shareholders Agreement provides to Loral the right of approval over many large capital expenditures, a first right of acceptance of an offer by us to procure equipment, products and services, and a first right to negotiate in those areas where Loral and its affiliates carry on business, subject to approval of any such contract by a majority of our directors, excluding Loral nominees, but not an exclusive obligation to deal with, or purchase from, Loral or its affiliates. Under certain circumstances, Loral can withhold its approval of purchases and/or financing of new satellites by us.

PSP Subscription Agreement

PSP, Red Isle and Telesat Holdings entered into a subscription agreement for shares, pursuant to which Red Isle subscribed for and purchased, on the date of closing of the Telesat Canada acquisition, at an aggregate subscription price equal to US$525 million (a) 145,320 shares of Holding PIK Preferred Stock, issued at $1,000 per share, (b) 35,172,218 common shares of Telesat Holdings, issuable at a price of $10 per share, and (c) 7,034,444 voting participating preferred shares, which in the aggregate equaled 36% of the aggregate of the common shares, voting participating preferred shares and non-voting participating preferred shares outstanding after the closing of the purchase of shares by Red Isle and the closing of the Skynet Transaction. In a related transaction, Red Isle transferred to Telesat Holdings on the closing date $55,163,172, representing the market value of certain foreign exchange contracts entered into by Red Isle, in exchange for the issuance to Red Isle of a portion of the 36% equity shareholding acquired by Red Isle, in the form of voting participating preferred shares of Telesat Holdings. Pursuant to the March Letter Agreement, the number of shares of Holding PIK Preferred Stock issued to Red Isle on the closing date was reduced from 145,320 to 141,435 to reflect a true-up for the actual closing date exchange rates.

Other Related Party Arrangements

Telstar 14R Agreement and Nimiq 6 Agreement

SS/L and Telesat Canada entered into a contract dated July 15, 2009 for the procurement of the Telstar 14R satellite (the “Telstar 14R Agreement”) and a contract dated December 28, 2009 for the procurement of the Nimiq 6 satellite (the “Nimiq 6 Agreement”). Pursuant to the terms of the Telstar 14R Agreement, SS/L will provide to Telesat Canada a communications satellite equipped with a Ku-band transponder payload and auxiliary services. Pursuant to the terms of the Nimiq 6 Agreement, SS/L will provide to Telesat Canada a communications satellite equipped with a 32 Ku-band transponder broadcast satellite service payload and auxiliary services.

These contracts were entered into by Telesat Canada in the normal course of its operations and contain terms, conditions, representations, warranties and covenants that are customary for the procurement of a satellite. As part of each contract, Loral, as parent of SS/L, was required to guarantee to Telesat Canada the due and punctual payment and performance of SS/L’s obligations under each agreement.

During the year ended December 31, 2009 Telesat Canada paid SS/L approximately US$38.7 million pursuant to these agreements.

Transfer Orbit Services and In-Orbit Testing Agreements

Telesat Canada and SS/L entered into contracts in August 2009 and June 2009, respectively, for the provision by Telesat Canada of transfer orbit services as a subcontractor to SS/L for the Nimiq 5 satellite and for a non-Telesat satellite constructed by SS/L which was launched in July 2009. Telesat Canada also entered into a contract to provide in-orbit testing support as a subcontractor to SS/L for the Nimiq 5 satellite, which was launched in September 2009. These contracts were entered into by Telesat Canada in the normal course of its operations and contain terms and conditions that are customary for these types of services. During the year ended December 31, 2009, Telesat Canada received payments of approximately US$1.5 million pursuant to these agreements.

Non-Disclosure and Technical Assistance Agreements

SS/L and Telesat Canada have entered into various non-disclosure and technical assistance agreements. These agreements relate to Telesat Canada’s consulting activities for third parties. As part of its consulting activities, Telesat Canada is retained to provide advice to a customer on its satellite procurement program or in connection with satellite insurance underwriting and as a result enters into agreements with the applicable satellite manufacturer or insurance underwriter to allow it to receive the satellite manufacturer’s information relating to the customer’s satellite program. The non-disclosure and technical assistance agreements that SS/L and Telesat Canada have entered into permit Telesat Canada to receive SS/L information related to Telesat Canada’s consulting for customer satellite programs.

XTAR Agreements

XTAR and Loral Skynet entered into agreements whereby Loral Skynet provided to XTAR the following services:

(i) certain telemetry, tracking, and control and software maintenance services for the XTAR-EUR satellite through the end of life of the XTAR-EUR satellite (anticipated to be on or about December 31, 2019);

(ii) customer monitoring and access management services through the end of life of the XTAR-EUR satellite; and

(iii) ongoing regulatory support services, including support for satellite coordination agreements and regulatory filings; transponder management services, such as performing link budgets and providing customer and sales support; and ground station hardware and software support services.

Those agreements were subsequently assigned to Telesat Canada. XTAR and Telesat Canada have agreed to defer payment of certain amounts due for services provided under the foregoing agreements for the period through and including March 31, 2008. As of December 31, 2009, the deferred amount due to Telesat Canada was approximately US$1.14 million. Until such time as XTAR shall have the financial ability to meet its obligations under these agreements consistent with its other financial obligations, the deferred amount shall be paid by XTAR to Telesat Canada from a portion of XTAR’s excess cash balance, according to an agreed allocation formula.

Nimiq 5 Agreement and Telstar 11N Agreement

Telesat Canada and SS/L entered into a satellite construction agreement whereby SS/L constructed for Telesat a commercial communications satellite, known as Nimiq 5, and provided certain auxiliary services.

Loral Skynet and SS/L entered into a satellite construction agreement whereby SS/L constructed for Loral Skynet a commerical communications satellite, known as Telstar 11N, and procured launch services for the satellite. This agreement was subsequently assigned to Telesat Satellite LP, a US subsidiary of Telesat Canada.

During the year ended December 31, 2009 Telesat Canada paid SS/L approximately US$50.7 million pursuant to these agreements.

Other Satellite Construction Contracts and the Apstar V Agreement

The Telstar 12 and Telstar 14/Estrela do Sul satellites were constructed pursuant to satellite construction contracts entered into with SS/L. Subject to the terms of the applicable construction contract, SS/L may be required to refund certain payments to us if a satellite experiences losses or anomalies, or we may be required to make additional payments to SS/L if a satellite exceeds specified performance objectives.

In connection with the transactions between Loral Skynet and APT Satellite Company Limited relating to Telstar 18, Loral Skynet and SS/L entered into the Apstar V Agreement dated as of June 30, 2003. This agreement has been substantially performed by the parties. However, to the extent that Telstar 18 were to experience certain losses or anomalies in the future, Loral Skynet would be entitled to receive a refund of certain orbital incentive payments previously made by it to SS/L thereunder. These agreements have been assigned to Telesat Canada.

ChinaSat

In 1999, Loral Skynet entered into an agreement to provide ChinaSat with certain free transponder capacity in connection with a settlement of certain matters in dispute between SS/L and ChinaSat. SS/L agreed to make monthly payments to Loral Skynet as compensation for the transponder capacity Loral Skynet was providing to ChinaSat at no charge. Loral Skynet subsequently restructured its contractual obligations to ChinaSat and, as a result, entered into an agreement on November 21, 2005 to restructure SS/L’s related payment obligations to Loral Skynet to provide for a payment by SS/L to Loral Skynet for ChinaSat’s use of this transponder capacity. The agreement was subsequently assigned to Telesat Canada. In connection with the termination of Telesat’s leasehold interest in the Telstar 10 satellite, Telesat Canada’s right to payment for one of these transponders on the Telstar 10 satellite was assigned to APT Satellite Company Limited, with the result that, as of September 2009, Telesat Canada has a right to payment from SS/L for ChinaSat’s use of two transponders on Telstar 18.

During the year ended December 31, 2009, we received payments of approximately US$1.8 million pursuant to the agreement.

ViaSat-1

In connection with an agreement entered into between SS/L, a subsidiary of Loral, and ViaSat, Inc. (“ViaSat”) for the construction by SS/L for ViaSat of a high capacity broadband satellite called ViaSat-1 (the “Satellite”), Loral and Telesat Canada entered into certain agreements, described below, pursuant to which Loral has invested in the Canadian coverage portion of the Satellite and has granted to Telesat Canada an option to acquire its rights to the Canadian payload.

On January 11, 2008, Loral and ViaSat entered into a Beam Sharing Agreement (the “Beam Sharing Agreement”) that provides for, among other things, (i) the purchase by Loral of a portion of the Satellite payload providing coverage into Canada (the “Loral Payload”) and (ii) payment by Loral of 15% of the actual costs of launch and associated services, launch insurance and telemetry, tracking and control services for the Satellite.

On January 11, 2008, Loral and Telesat Canada entered into an Option Agreement (the “Option Agreement”). The Option Agreement gives Telesat Canada the option to cause Loral to assign to Telesat Canada its rights and obligations with respect to the Loral Payload and all of Loral’s rights and obligations under the Beam Sharing Agreement upon certain payments by Telesat Canada to Loral. Pursuant to the Option Agreement, Telesat Canada’s option had to be exercised on or before October 31, 2009 (the “Expiration Date”) in order to be effective. In consideration for the grant of the option, Telesat Canada (i) agreed in a Cooperation Agreement, dated as of January 11, 2008, with Loral and ViaSat (the “Cooperation Agreement”), to relinquish certain rights it has to the 115 degree W.L. orbital position (the “Orbital Slot”) so as to make those rights available to ViaSat pursuant to a license (the “ViaSat License”) to be granted by Mansat Limited (“Mansat”) to ViaSat; and (ii) agreed to provide tracking, telemetry and control services to ViaSat for the Satellite and to pay to Loral all of the recurring fees it receives for providing such services.

Telesat Canada agreed that if it did not exercise its option on or prior to the Expiration Date, then it would, at Loral’s request, transfer to Loral its remaining rights from Mansat with respect to the Orbital Slot, and assign to Loral its related rights and obligations under the Cooperation Agreement. Telesat Canada did not exercise the option under the Option Agreement and, consequently, it expired.

Loral Nominee Director

McCarthy Tétrault LLP has acted as Canadian counsel to Loral, Telesat Interco and Telesat Holdings in connection with the Telesat Canada acquisition, and as Canadian counsel to Telesat Canada in respect of the offering of the notes, the exchange offer and other matters, and may act for Telesat Canada, Telesat Interco and Telesat Holdings on other matters in the future. Mr. Hank Intven, a partner of McCarthy Tétrault LLP, is a director of Telesat Canada, Telesat Interco and Telesat Holdings. See “Item 6.A. Directors, Senior

Management and Employees” for additional information. The aggregate amount of fees paid by Telesat Canada and its subsidiaries to the firm for services rendered in 2009 was approximately $710,000.

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Canada, is a partner in the law firm Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Canada and its subsidiaries. The aggregate amount of fees paid by Telesat Canada and its subsidiaries to the firm for services rendered in 2009 was approximately US$278,000.

Fraser Milner Casgrain LLP

Fraser Milner Casgrain LLP has acted and continues to act as counsel to Telesat Canada. V. Peter Harder is a Senior Policy Advisor with Fraser, Milner Casgrain. The aggregate amount of fees paid by Telesat Canada and its subsidiaries to the firm for services rendered in 2009 was approximately $50,400.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

See our Consolidated Financial Statements beginning at page F-1.

Legal Proceedings

We frequently participate in proceedings before national telecommunications regulatory authorities. See “Item 4.B. Business overview-Government Regulation.” In addition, we may also become involved from time to time in other legal proceedings arising in the normal course of our business.

In October 2007, Telesat Canada was served with a Statement of Claim issued by Société Radio-Canada/Canadian Broadcasting Corporation (“CBC”) in the Superior Court of Justice of Ontario. In the Statement of Claim, CBC advances a number of legal theories in respect of an alleged degradation in the quality of services provided by Telesat Canada and seeks monetary and injunctive relief, and costs, alleging that the cost of re-establishing an acceptable service level is estimated to be $40 million. Telesat Canada filed a Statement of Defence to the claim on December 17, 2007 and CBC served a Reply dated January 15, 2008. While it is not possible to determine with any degree of certainty the ultimate outcome of this claim, Telesat Canada is of the view that CBC’s claim has no merit and intends to vigorously defend its position.

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite and reduced its operational life. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. Telesat Canada continues to seek recovery of an additional approximately $18 million, as noted below. In November 2006, Telesat Canada commenced arbitration proceedings against Boeing. A portion of its claim was in respect of the subrogated rights of its insurers. Telesat Canada is alleging in this proceeding that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. The arbitration tribunal has been constituted and Telesat Canada has filed its Statement of Claim seeking approximately $331 million plus costs and post-award interest. Boeing has responded by alleging that Telesat Canada failed to obtain what it asserts to be contractually required waivers of subrogation rights such that, if Telesat Canada is successful in obtaining an award which includes an amount in respect of the subrogated rights of the insurers, Boeing is entitled to off-setting damages in that amount. This amount is alleged to be as much as US$182,353,754. Boeing also asserts that Telesat Canada owes Boeing performance incentive payments pursuant to the terms of the satellite construction contract in the amount of approximately US$5.5 million. It is anticipated that Telesat Canada and Boeing will exchange further submissions and evidence and a hearing will take place during late 2010 or 2011. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claims and defend its position that no liability is owed Boeing in connection with the dispute and that, in the circumstances of this case, it was not contractually required to obtain waivers of the subrogation rights at issue.

Telesat Canada filed a claim with its insurers on December 19, 2002 for Anik F1 as a constructive total loss under its insurance policies for losses suffered as a result of the power loss on the satellite. In March 2004, Telesat reached a settlement agreement with its insurers pursuant to which the insurers made an initial payment in 2004 of US$136.2 million, with potential additional payments to be made according to the amount of degradation of the power on Anik F1 through 2007. In December 2005, a number of insurers elected to pay a discounted amount, equal to US$26.2 million, of the proceeds potentially due in 2007. In October 2007, Telesat submitted final claims to its insurers for approximately US$20 million as a result of the continued power degradation. In January 2008, those insurers disputed Telesat’s determination of the available power, contending that the final payment should be approximately US$2.7 million. During 2008, one insurer paid Telesat approximately US$2.0 million in full settlement of its share of Telesat’s claim, such that the amount in dispute now totals approximately US$18 million. Telesat advised the insurers of its intention to proceed with arbitration of the dispute, and on July 30, 2009, Telesat served its Claim in accordance with the procedural rules governing the arbitration. The insurers served their Statement of Defense on October 16, 2009. No date for a hearing has yet been set, but it is not anticipated to commence prior to the first quarter of 2011. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claim.

Other than the above, we are not aware of any proceedings outstanding or threatened as of the date hereof by or against us or relating to our business which may have, or have had in the recent past, significant effects on Telesat Canada’s financial position or profitability.

Environmental Matters

We are subject to various laws and regulations relating to the protection of the environment and human health and safety (including those governing the management, storage and disposal of hazardous materials). Some of our operations require continuous power supply, and, as a result, current and past operations at our teleport and other technical facilities include fuel storage, and batteries for back-up generators and Uninterruptible Power Systems. As an owner or operator of property and in connection with current and historical operations at some of our sites, we could incur costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. We are not aware, however, of any environmental matters outstanding or threatened as of the date hereof by or against us or relating to our business which would be material to our financial condition or results of operations.

Dividend Policy

Senior Preferred Shares

Telesat Holdings issued 141,435 senior preferred shares in exchange for cash with an issue price of $1,000 per Senior Preferred Share on October 31, 2007 as part of the acquisition transaction described in notes 1 and 3 to our audited consolidated financial statements. The senior preferred shares rank in priority, with respect to payment of dividends and return of capital upon liquidation, dissolution or winding-up, ahead of the shares of all other classes of Telesat Holdings stock which have currently been created, as well as any other shares that may be created that by their terms rank junior to the senior preferred shares. The senior preferred shares are entitled to receive cumulative preferential dividends at a rate of 7% per annum on the Liquidation Value, being $1,000 per Senior Preferred Share plus all accrued and unpaid dividends (8.5% per annum following a Performance Failure, being a failure to pay annual dividends in cash or in Holding PIK Preferred Stock in any year, while such failure is continuing, the failure to redeem the Holding PIK Preferred Stock when submitted for redemption on or after the twelfth anniversary of the date of issue, or the failure to redeem Holding PIK Preferred Stock for which an offer of redemption is accepted following a Change of Control). The annual dividend may be paid in cash, subject to the requirements of the CBCA, if such payment is permitted under the terms of (i) the senior secured credit facilities, and (ii) the indentures governing the notes. If the cash payment is not permitted under the terms of the senior secured credit facilities, the dividends will be paid, subject to the requirements of the CBCA, in senior preferred shares based on an issue price of $1,000 per Senior Preferred Share.

In accordance with the terms of the senior preferred shares, Telesat Holdings accrued approximately $25.1 million (2008 — $11.6 million) in undeclared dividends. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

Common Shares

In 2009, no dividends on the common shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

Voting Participating Preferred Shares

In 2009, no dividends on the voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

Non-Voting Participating Preferred Shares

In 2009, no dividends on the non-voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

Director Voting Preferred Shares

The holders of director voting preferred shares, of which 1,000 have been issued and paid for, are entitled to receive annual non-cumulative dividends of $10 per share if declared by the board of directors of the Company, in priority to the payment of dividends on the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares, and redeemable non-voting participating preferred shares, but after payment of any accrued dividends on the senior preferred shares. In 2009, no dividends on the director voting preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, no significant changes have occurred since the date of the annual financial statements included in this Annual Report.

Item 9. The Offer and Listing

A. Offer and listing details.

Not applicable.

B. Plan of distribution

Not applicable.

C. Markets.

Our common shares are not traded on any stock exchanges or other regulated markets.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

Register, Entry Number and Purposes.  Telesat Canada’s Articles of Amalgamation are registered with Industry Canada under Certificate No. 445065-5 under the CBCA. There are no restrictions in Telesat Canada’s Articles of Amalgamation on the type of business that it may carry on. Neither Telesat Canada’s articles nor its by-laws contain a description of its objects and purposes.

Directors’ Powers.  Pursuant to the Unanimous Shareholder Declaration entered into by Telesat Interco and Telesat Canada on October 31, 2007 (“Unanimous Shareholder Declaration”), at any meeting at which Telesat Canada’s board of directors considers any question involving a material agreement or transaction or proposed material agreement or transaction with Telesat Holdings, Telesat Interco or Telesat Canada to which an interested shareholder is a party, any director nominee of that interested shareholder shall be required by the chairperson to leave the meeting while the matter is being considered, unless such requirement is waived by a majority vote of the disinterested directors, and shall abstain from voting thereon.

According to its by-laws, the directors of Telesat Canada may be paid such remuneration for their services as the board of directors may from time to time determine. However, the Unanimous Shareholder Declaration provides that no director who is a shareholder nominee shall receive compensation for his services as a director (other than reimbursement for expenses). Neither Telesat Canada’s articles nor its by-laws (a) require an independent quorum for voting on director compensation; (b) set out a mandatory retirement age for Telesat Canada’s directors; or (c) require the directors to own securities of Telesat Canada in order to serve as directors.

Telesat Canada’s by-laws provide that, without limiting the borrowing powers as set forth in the CBCA, the board of directors may (a) borrow money upon the credit of Telesat Canada; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of Telesat Canada, whether secured or unsecured; (c) give a guarantee on behalf of Telesat Canada to secure performance of any present or future indebtedness, liability or obligation of any person; and (d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of Telesat Canada, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other indebtedness, liability or obligation of the corporation. The by-laws do not limit or restrict the borrowing of money by Telesat Canada on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of Telesat Canada.

Rights, Preferences and Restrictions Attaching to Each Class of Telesat Canada’s Shares.  The holders of the common shares of Telesat Canada are entitled to receive notice of and to attend all annual and special meetings of the shareholders and to one vote in respect of each common share held at all such meetings.

The holders of such common shares are entitled to receive dividends if, as and when declared by the board of directors in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of Telesat Canada entitled to receive dividends in priority to or concurrently with the holders of the common shares, the board of directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of Telesat Canada. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to Telesat Canada.

Subject to the rights of the holders of any other class of shares of Telesat Canada entitled to receive assets of Telesat Canada in priority to or concurrently with the holders of the common shares, the holders of the common shares will be entitled to participate in the distribution of assets of Telesat Canada in the event of the liquidation, dissolution or winding up of Telesat Canada or other distribution of assets of Telesat Canada among its shareholders for the purpose of winding up its affairs. Such distribution will be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

There are no provisions for redemption or sinking funds. The common shares are not subject to further capital calls by Telesat Canada.

Procedures to Change the Rights of Shareholders.  In order to change the rights of our shareholders as contained in Telesat Canada’s Articles of Amalgamation, an amendment to the Articles of Amalgamation is required. Such an amendment would require, in addition to any shareholder approval required as a mandatory provision of the CBCA, the approval of each of PSP and Loral except in the circumstances set forth in the Shareholders Agreement. The Unanimous Shareholder Declaration may not be amended without the written agreement of both Telesat Canada and Telesat Interco.

Shareholder Meetings.  The CBCA provides that Telesat Canada must hold an annual general meeting not later than fifteen months after holding the last preceding annual meeting but no later than six months after the end of Telesat Canada’s preceding financial year. The board of directors or the chairman of the board of directors has the power to call a special meeting of shareholders at any time.

Where Telesat Canada has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or represented by proxy constitutes a meeting. Otherwise, subject to the CBCA, a quorum of shareholders is two persons, present in person, each being a shareholder or proxy holder, and together representing by proxy at least 51% of the outstanding shares of Telesat Canada carrying voting rights at the meeting, provided that at least 51% of the voting rights of outstanding shares represented at the meeting are at all times held by Canadians.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote at that meeting, the directors, officers and auditor of Telesat Canada and others who, although not entitled to vote, are entitled or required under any provision of the CBCA, or Telesat Canada’s articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Limitations on Rights to Own Securities.  The articles of Telesat Canada provide that Non-Canadians (as the term is defined in Section 2 of the Canadian Telecommunications Common Carrier Ownership and Control Regulations promulgated pursuant to the Telecommunications Act, or “Canadian Ownership Regulations”) may not hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than 20 per cent of the votes that may ordinarily be cast at a meeting of Telesat Canada’s shareholders.

Impediments to Change of Control.  There are no provisions of Telesat Canada’s articles or by-laws that would have an effect of delaying, deferring or preventing a change in control of Telesat Canada and that would operate only with respect to a merger, acquisition or corporate restructuring involving Telesat Canada.

Shareholder Ownership Disclosure.  Neither Telesat Canada’s articles nor its by-laws contain a provision governing the ownership threshold above which shareholder ownership must be disclosed. Telesat Canada’s by-laws do, however, require each person in whose name shares are registered to furnish an affidavit or a declaration in accordance with the Canadian Ownership Regulations or the articles, if requested in writing by a director of Telesat Canada with the authorization of the board of directors.

Significant Differences with Applicable U.S. Law.  None.

Special Conditions for Changes in Capital.  None.

C. Material contracts.

Set forth below is a list of each material contract, other than contracts entered into in the ordinary course of business, to which Telesat Canada and its subsidiaries is a party, for the two years immediately preceding publication of this Annual Report:

•	Asset Transfer Agreement, dated as of August 7, 2007, by and among 4363205 Canada Inc., Loral Skynet Corporation and Loral Space & Communications Inc. For a description of this agreement, please see “Item 7.B. Related Party Transactions” above.

•	Amendment No. 1 to Asset Transfer Agreement, dated as of September 24, 2007, by and among 4363205 Canada Inc., Loral Skynet Corporation and Loral Space & Communications Inc. For a description of this agreement, please see “Item 7.B. Related Party Transactions” above.
•	Asset Purchase Agreement, dated as of August 7, 2007, by and among Loral Skynet Corporation, Skynet Satellite Corporation and Loral Space & Communications Inc. For a description of this agreement, please see “Item 7.B. Related Party Transactions” above.
•	Ancillary Agreement, dated as of August 7, 2007, by and among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, 4363205 Canada Inc. and 4363230 Canada Inc. For a description of this agreement, please see “Item 7.B. Related PartyTransactions” above.
•	Adjustment Agreement, dated as of October 29, 2007, between Telesat Interco Inc. (formerly 4363213 Canada Inc.), BCE Inc. and Telesat Canada. For a description of this agreement, please see “Item 7.B. Related Party Transactions” above.
•	Omnibus Agreement, dated as of October 30, 2007, by and among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, Red Isle Private Investments Inc. and Telesat Holdings Inc. (formerly 4363205 Canada Inc.). For a description of this agreement, please see “Item 7.B. Related Party Transactions” above.
•	Shareholders Agreement, dated as of October 31, 2007, between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc. (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and MHR Fund Management LLC. For adescription of this agreement, please see “Item 7.B. Related Party Transactions” above.
•	Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat Canada. For a description of this agreement, please see “Item 7.B.Related Party Transactions” above.
•	Option Agreement, dated as of January 11, 2008, by and between Loral Space & Communications Inc. and Telesat Canada. For a description of this agreement, please see “Item 7.B. Related Party Transactions” above.
•	Credit Agreement, dated as of October 31, 2007, among Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Holdings Inc. (formerly 4363205 Canada Inc.), 4363230 Canada Inc., Telesat LLC, certain subsidiaries of Telesat Holdings Inc., as guarantors, the lenders party thereto from time to time, Morgan Stanley Senior Funding, Inc., as administrative agent, and Morgan Stanley & Co. Incorporated, as collateral agent for the lenders, UBS Securities LLC, as syndication agent, JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, as issuing bank, and Citibank, N.A., Canadian Branch or any of its lending affiliates, as co-documentation agents, and Morgan Stanley & Co. Incorporated, UBS Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book running managers. For a description of this agreement, please see “Item 5.A. Operating Results — Liquidity and Capital Resources — Debt” above.
•	Amendment No. 1 to the Credit Agreement, dated as of January 28, 2009, among Telesat Holdings Inc., Telesat Interco Inc., 4363230 Canada Inc., Telesat LLC, certain subsidiaries of Telesat Holdings Inc., as guarantors, the lenders party thereto from time to time, Morgan Stanley Senior Funding Inc., as administrative agent, Morgan Stanley & Co. Incorporated, as collateral agent, UBS Securities LLC, as syndication agent, Morgan Stanley Senior Funding, NovaScotia, as swingline lender, The Bank of Nova Scotia, as issuing bank, and Morgan Stanley & Co. Incorporated, UBS Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book running managers, and JPMorgan Chase Bank, N.A., The Bank of Nova Scotia and Citibank, N.A., Canadian Branch, as co-documentation agents.

•	Letter Agreement dated March 28, 2008 among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, Red Isle Private Investment Inc. and Telesat Holdings Inc. For a description of this agreement, please see “Item 7.B. Related Party Transactions” above.
•	Indenture, dated as of June 30, 2008, among Telesat Holdings Inc., Telesat Canada, Telesat Interco Inc., Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and The Bank of New York, as Trustee in respect of the 11.0% Senior Notes Due 2015.
•	First Supplemental Indenture, dated as of March 5, 2009, among Infosat Communications LP, Infosat Communications GP Inc., Telesat Canada, Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and the Bank of New York Mellon (formerly The Bank of New York), as Trustee in respect of the 11.0% Senior Notes Due 2015.
•	Indenture, dated as of June 30, 2008, among Telesat Holdings Inc., Telesat Canada, Telesat Interco Inc., Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and The Bank of New York, as Trustee in respect of the 12.5% Senior Subordinated Notes Due 2017.
•	First Supplemental Indenture, dated as of March 5, 2009, among Infosat Communications LP, Infosat Communications GP Inc., Telesat Canada, Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and the Bank of New York Mellon (formerly The Bank of New York), as Trustee in respect of the 12.5% Senior Subordinated Notes Due 2017.

D. Exchange controls.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or Canadian exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of our securities.

E. Taxation.

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations to United States holders (as defined below) relating to the purchase, ownership and disposition of a note but does not purport to be a complete analysis of all the potential tax considerations. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated or proposed thereunder, judicial authority, published administrative positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with our statements and conclusions. This summary deals only with holders that purchase notes at their original issuance at their issue price (the first price at which a substantial amount of the notes is sold for money to the public, not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, initial purchasers or wholesalers) and that will hold the notes as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to a particular holder in light of its circumstances or status, nor does it address tax considerations applicable to an investor that may be subject to special tax rules, including, but not limited to, financial institutions, tax-exempt organizations, S corporations, partnerships or other pass-through entities, insurance companies, broker/dealers, dealers or traders in securities or currencies, certain former citizens or residents of the United States, and taxpayers subject to the alternative minimum tax. This summary also does not discuss a note held as part of a hedge, straddle, synthetic security or conversion transaction, or a situation in which the “functional currency” of a United States holder (as defined below) is not the US$. Moreover, the effect of any applicable estate, gift, state, local or non-United States tax laws is not discussed.

As a commercial law matter, there are two issuers of the notes, Telesat Canada, a Canadian corporation, and Telesat LLC, a Delaware limited liability company. Because Telesat LLC is a disregarded entity wholly owned by Telesat Canada for U.S. federal income tax purposes, Telesat Canada should be treated as the sole issuer of the notes.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, EACH HOLDER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS ANNUAL REPORT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY A HOLDER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE NOTES BY THE ISSUER; AND (C) A HOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The term “United States holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

(1) an individual citizen or resident of the United States;

(2) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

(3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

(4) a trust, if (1) a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

If an entity treated as partnership for United States federal income tax purposes holds a note, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partner of a partnership purchasing a note should consult its own tax advisers about the United States federal income tax consequences of purchasing, owning and disposing of the note.

In certain circumstances, we may be obligated to pay holders amounts in excess of the stated interest and principal payable on the notes. The obligation to make such payments may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” If the notes were deemed to be contingent payment debt instruments, holders might, among other things, be required to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than as capital gain, and the timing and amount of income inclusion with respect to the notes may be different from those discussed herein. We intend to take the position that the likelihood that such payments will be made is remote and/or that such payments are incidental, and therefore the notes are not subject to the rules governing contingent payment debt instruments. This determination will be binding on a holder unless such holder explicitly discloses on a statement attached to such holder’s timely filed United States federal income tax return for the taxable year that includes the acquisition date of the note that such holder’s determination is different. It is possible, however, that the IRS may successfully challenge our position described above, in which case the tax consequences to a holder could differ materially and adversely from those described below. The remainder of this disclosure assumes that the notes will not be treated as contingent payment debt instruments.

Interest:  Stated interest on a note (including Additional Amounts (within the meaning of the Description of the Notes), if any) will be taken into account by a United States holder as ordinary income at the time that interest is accrued or received in accordance with the holder’s regular method of accounting for United States federal income tax purposes. Interest paid by us on the notes is income from sources outside of the United States, and, with certain exceptions, will be “passive category income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes:  Upon the sale, exchange, redemption or other taxable disposition of a note, a United States holder generally will recognize United States source capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange, redemption or other taxable disposition (not including the amount allocable to accrued and unpaid interest, which will be treated as ordinary income to the extent not previously included in gross income) and (ii) the holder’s adjusted tax basis in the note. The amount realized will be equal to the sum of the amount of cash and the fair market value of any property received on the disposition of the note. A United States holder’s adjusted tax basis in a note generally will equal the holder’s purchase price for the note. The capital gain or loss will be long-term capital gain or loss if the United States holder’s holding period for the note exceeds one year on the date of disposition. Long-term capital gains of non-corporate United States holders (including individuals) generally are eligible for reduced rates of United States federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding:  Information reporting to the IRS may apply with respect to certain payments to non-corporate United States holders of principal, premium, if any, and interest on a note and payments to such United States holders of the proceeds of the sale or other disposition of a Note. Backup withholding may apply to these payments if the United States holder fails to furnish a taxpayer identification number (“TIN”) to the payer or establish an exemption from backup withholding or the United States holder fails to report in full interest income or to make certain certifications. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS. Certain United States holders (including, among others, corporations) generally are exempt from backup withholding.

AN INVESTOR CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT HIS OWN TAX ADVISER WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO HIS PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE ESTATE AND GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TREATY.

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of notes by an investor who acquires as a beneficial owner notes (other than any Additional Notes) (the “Notes”) at the time of their issuance and for the purposes of the application of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, deals at arm’s length, and is not affiliated, with Telesat Canada or Telesat Interco and who, for purposes of the Tax Act, is not resident and is not deemed to be resident in Canada, who deals at arm’s length with any person resident in Canada to whom the investor disposes of the Notes and who holds the Notes as capital property and does not use or hold and is not deemed to use or hold Notes in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

This summary is based on the current provisions of the Tax Act and the regulations thereunder as in force on the date hereof (the “Regulations”), the current administrative and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof and all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes all Tax Proposals will be enacted substantially as proposed; however, no assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not, except for the Tax Proposals, otherwise take into account or anticipate any changes in law or the CRA’s administrative or assessing practices, whether by legislative, governmental or judicial decision or action. Subsequent developments could have a material effect on the following description. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Notes and does not take into account provincial, territorial or foreign income tax legislation or considerations, which are not addressed in this summary.

This summary is of a general nature only and is not intended to be nor should it be construed to be legal or tax advice to any investor. Investors should consult their own tax advisors for advice with respect to the income tax consequences of an investment in Notes, based on their particular circumstances and their country of residence.

Principal, interest, premium, bonus or penalty paid or credited or deemed for purposes of the Tax Act to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax under the Act. No other tax on income or gains will be payable under the Act by a Non-Resident Holder on interest, principal, premium, bonus or penalty or on the proceeds received by a Non-Resident Holder on the disposition of a Note, including a redemption, payment on maturity, repurchase or purchase for cancellation.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

The documents concerning the Company which are referred to in this Annual Report may be inspected at the principal executive offices of the Company.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

A. Quantitative information about market risk.

The information called for by this Item may be found in “Item 5. Operating and Financial Review and Prospects.”

B. Qualitative information about market risk.

The information called for by this Item may be found in “Item 5. Operating and Financial Review and Prospects.”

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2009, Telesat Canada conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and no matter how well conceived and operated, a control system can provide only reasonable, not absolute, assurances that the objectives of the control system have been met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. Based on this evaluation, Telesat Canada’s Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2009 that Telesat Canada’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Controls over Financial Reporting

During the third quarter of 2009, Telesat Canada implemented a new accounting system to replace the two legacy accounting systems. The implementation of this new accounting system has improved the efficiency of Telesat Canada’s reporting process and as a result has required the revision of several month end processes, in particular the consolidation process. During the period covered by this annual report, there has been no change in Telesat Canada’s internal control over financial reporting, other than the implementation of the new accounting system in the third quarter of 2009, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Audit Committee is composed of Messrs. Targoff, Pittman and Watson. Telesat Canada’s board of directors has determined that Mr. Watson is an “audit committee financial expert”. Based upon the listing standards of the Nasdaq, we believe that Mr. Watson is, and Messrs. Targoff and Pittman are not, considered independent as that term is defined in the Nasdaq listing standards.

Item 16B. Code of Ethics

Telesat Canada has adopted a written code of ethics that applies to all of its employees but not its directors. A copy of the Code of Business Conduct is available, free of charge, on Telesat Canada’s website located at www.telesat.com. If any amendments are made to this Code of Business Conduct other than technical, administrative, or other non-substantive amendments, or if any waivers, including implicit waivers, from a provision of this Code of Business Conduct are granted to Telesat Canada’s Chief Executive Officer, Chief Financial Officer or other finance executives, Telesat Canada will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 6-K or other similar form filed with the SEC. There were no waivers of the Code of Business Conduct during our fiscal year ended December 31, 2009.

Item 16C. Principal Accountant Fees and Services

Deloitte & Touche LLP acted as the principal independent registered public accounting firm for Telesat Holdings for the years ended December 31, 2009 and December 31, 2008. Set forth below is a breakdown of fees for services rendered in 2009 and 2008.

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(In CAD $ Thousands)
Audit fees	1,126	665
Audit-related fees	73	165
Tax fees	14	70
All other fees	29	—
Total	1,242	900

Our Audit Committee must approve all audit, audit-related and permitted non-audit services to be provided by Deloitte & Touche LLP and their related fees. Fees related to the annual audits of our consolidated financial statements are specifically approved by the Audit Committee on an annual basis. All fees for pre-approved other audit and audit-related services are pre-approved annually or more frequently, if required. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining Deloitte’s independence.

Audit Fees

Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements, for Telesat Holdings’ annual financial statements for the years ended December 31, 2008 and 2009 and for the reviews of our quarterly financial statements. The 2009 audit fees also include work performed by the auditors with respect to the Company’s F-4 filing in June 2009.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit of the annual statements and are not reported under “Audit Fees” above. For 2008, these services consist primarily of the review of the June 2008 Offering Memorandum for the notes and accounting research on various matters. For 2009, these fees relate to work associated with a system conversion and some preliminary IFRS work relating to the potential impact of the conversion.

Tax Fees

In 2008 and 2009, the tax fees were related to our European subsidiaries.

All Other Fees

Other fees include other ancillary audits.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

PART III

Item 17. Financial Statements

See our Consolidated Financial Statements beginning at page F-1.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit No.	Description
1.1	Certificate and Articles of Amalgamation of Telesat Canada, dated as of October 31, 2007(7)
1.2	Telesat Canada Unanimous Shareholder Declaration, dated as of October 31, 2007, by and between Telesat Canada and Telesat Interco Inc.(7)
1.3	By-Law No. 1 of Telesat Canada, dated as of October 31, 2007(7)
1.4	Certificate of Formation, dated September 7, 2007, and Certificate of Amendment to Certificate of Formation, dated October 12, 2007, of Telesat LLC(7)
1.5	Limited Liability Company Agreement of Telesat LLC, dated October 31, 2007(7)
1.6	Articles of Incorporation of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(4)
1.7	By-Law No. 1 of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(4)
2.1	Indenture, dated as of June 30, 2008, among Telesat Holdings Inc., Telesat Canada, Telesat Interco Inc., Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and The Bank of New York, as Trustee in respect of the 11.0% Senior Notes Due 2015(7)
2.2	First Supplemental Indenture, dated as of March 5, 2009, among Infosat Communications LP, Infosat Communications GP Inc., Telesat Canada, Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and the Bank of New York Mellon (formerly The Bank of New York), as Trustee in respect of the 11.0% Senior Notes Due 2015(7)
2.3	Indenture, dated as of June 30, 2008, among Telesat Holdings Inc., Telesat Canada, Telesat Interco Inc., Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and The Bank of New York, as Trustee in respect of the 12.5% Senior Subordinated Notes Due 2017(7)
2.4	First Supplemental Indenture, dated as of March 5, 2009, among Infosat Communications LP, Infosat Communications GP Inc., Telesat Canada, Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and the Bank of New York Mellon (formerly The Bank of New York), as Trustee in respect of the 12.5% Senior Subordinated Notes Due 2017(7)
4.1	Ancillary Agreement, dated as of August 7, 2007, by and among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, 4363205 Canada Inc. and 4363230 Canada Inc.(2)
4.2	Adjustment Agreement, dated as of October 29, 2007, between Telesat Interco Inc. (formerly 4363213 Canada Inc.), BCE Inc, and Telesat Canada(4)
4.3	Omnibus Agreement, dated as of October 30, 2007, by and among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, Red Isle Private Investments Inc. and Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(4)
4.4	Shareholders Agreement, dated as of October 31, 2007, between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc, (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and MHR Fund Management LLC(4)
4.5	Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat Canada(4)

Exhibit No.	Description
4.6	Form of Indemnity Agreement by and among Loral Space & Communications Inc., Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Officers and Directors(7)
4.7	Option Agreement, dated as of January 11, 2008, by and between Loral Space & Communications Inc. and Telesat Canada(5)
4.8	Credit Agreement, dated as of October 31, 2007, among Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Holdings Inc. (formerly 4363205 Canada Inc.), 4363230 Canada Inc., Telesat LLC, certain subsidiaries of Telesat Holdings Inc., as guarantors, the lenders party thereto from time to time, Morgan Stanley Senior Funding, Inc., as administrative agent, and Morgan Stanley & Co. Incorporated, as collateral agent for the lenders, UBS Securities LLC, as syndication agent, JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, as issuing bank, and Citibank, N.A., Canadian Branch or any of its lending affiliates, as co-documentation agents, and Morgan Stanley & Co. Incorporated, UBS Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book running managers(4)
4.9	Amendment No. 1 to the Credit Agreement, dated as of January 28, 2009, among Telesat Holdings Inc., Telesat Interco Inc., 4363230 Canada Inc., Telesat LLC, certain subsidiaries of Telesat Holdings Inc., as guarantors, the lenders party thereto from time to time, Morgan Stanley Senior Funding Inc., as administrative agent, Morgan Stanley & Co. Incorporated, as collateral agent, UBS Securities LLC, as syndication agent, Morgan Stanley Senior Funding, Nova Scotia, as swingline lender, The Bank of Nova Scotia, as issuing bank, and Morgan Stanley & Co. Incorporated, UBS Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book running managers, and JPMorgan Chase Bank, N.A., The Bank of Nova Scotia and Citibank, N.A., Canadian Branch, as co-documentation agents(7)
4.10	Letter Agreement dated March 28, 2008 among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, Red Isle Private Investment Inc. and Telesat Holdings Inc.(6)
4.11	Letter Agreement among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, 4363205 Canada Inc. and 4363213 Canada Inc. dated December 14, 2006(1)
4.12	Share Purchase Agreement among 4363213 Canada Inc., BCE Inc. and Telesat Canada dated December 16, 2006(1)
4.13	Letter Agreement among Loral Space & Communications Inc., Public Sector Pension Investment Board and BCE Inc. dated December 16, 2006(1)
4.14	Asset Transfer Agreement, dated as of August 7, 2007 by and among 4363205 Canada Inc., Loral Skynet Corporation and Loral Space & Communications lnc.(2)
4.15	Amendment No. 1 to Asset Transfer Agreement, dated as of September 24, 2007, by and among 4363205 Canada Inc., Loral Skynet Corporation and Loral Space & Communications Inc.(3)
4.16	Asset Purchase Agreement, dated as of August 7, 2007, by and among Loral Skynet Corporation, Skynet Satellite Corporation and Loral Space & Communications Inc.(2)
7.1*	Computation of Earnings to Fixed Charges
8.1*	List of Subsidiaries
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer

(1)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on December 21, 2006.
(2)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on August 9, 2007.

(3)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on September 27, 2007.
(4)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 2, 2007.
(5)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on January 16, 2008.
(6)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on March 31, 2008.
(7)	Incorporated by reference from the Form F-4 of Telesat Canada filed on June 5, 2009.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELESAT CANADA
/s/ Daniel S. Goldberg Name: Daniel S. Goldberg Title: President and Chief Executive Officer

Date: March 3, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Telesat Holdings Inc.

We have audited the consolidated balance sheets of Telesat Holdings Inc. as at December 31, 2009 and 2008 and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flow for the years ended December 31, 2009 and 2008, and for the period from October 31 to December 31, 2007 (Successor Entity operations), and for the period from January 1 to October 30, 2007 (Predecessor Entity operations). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Entity consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008, and for the period from October 31 to December 31, 2007 in accordance with Canadian generally accepted accounting principles. Further, in our opinion, the Predecessor Entity consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations and its cash flows for the period from January 1 to October 30, 2007 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 2, 2010

Telesat Holdings Inc.

Consolidated Statements of Earnings (Loss)
for the years ended December 31, 2009, 2008 and 2007

		Successor Entity			Predecessor Entity
(in thousands of Canadian dollars)	Notes	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
Operating revenues
Service revenues		767,138	680,791	103,509	384,428
Equipment sales revenues		20,060	30,584	7,907	40,760
Sales-type lease revenues		—	—	—	32,599
Total operating revenues	(4)	787,198	711,375	111,416	457,787
Amortization		256,867	235,640	40,046	105,788
Operations and administration		219,690	247,550	43,276	144,307
Cost of equipment sales		16,380	24,368	6,485	34,723
Cost of sales-type lease		—	—	—	15,519
Impairment loss on long-lived assets	(10)	—	2,373	—	2,116
Impairment loss on intangible assets	(11)	—	483,000	—	—
Total operating expenses		492,937	992,931	89,807	302,453
Earnings (loss) from operations		294,261	(281,556)	21,609	155,334
Interest expense	(5)	(273,568)	(257,641)	(43,861)	(8,548)
(Loss) gain on financial instruments		(134,402)	251,686	75,098	(6,653)
Gain (loss) on foreign exchange		500,862	(698,056)	(118,034)	(935)
Other income (expense)	(6)	31,859	(1,713)	(1,033)	(379)
Earnings (loss) before income taxes		419,012	(987,280)	(66,221)	138,819
Income tax (expense) recovery	(7)	(4,949)	164,879	62,170	(57,077)
Net earnings (loss)		414,063	(822,401)	(4,051)	81,742
Net earnings (loss) applicable to common shares		414,063	(822,401)	(4,051)	81,742

Telesat Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)
for the years ended December 31, 2009, 2008, and 2007

	Successor Entity			Predecessor Entity
(in thousands of Canadian dollars)	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
Net earnings (loss)	414,063	(822,401)	(4,051)	81,742
Other comprehensive income (loss):
Unrealized foreign currency translation gains (losses) of self sustaining foreign operations, net of related taxes (2009 – $346, 2008 – ($2,090), 2007 – two months – $66, 2007 – ten months – ($827))	320	(7,143)	(599)	1,715
Loss on derivatives designated as cash flow hedges, net of related taxes (2007 – ten months – $9,242)	—	—	—	(19,819)
Gain on derivatives designated as cash flow hedges in prior periods transferred to net income in the current period, net of related taxes (2007 – ten months – ($2,605))	—	—	—	5,585
Comprehensive income (loss)	414,383	(829,544)	(4,650)	69,223

Telesat Holdings Inc.

Consolidated Statements of Shareholders’ Equity
for the year ended December 31, 2009 with Comparative Figures for the periods ended
December 31, 2008, December 31, 2007, October 30, 2007

(in thousands of Canadian dollars) (unaudited)	Notes	Common shares	Preferred Shares	Accumulated deficit	Accumulated other comprehensive loss	Accumulated deficit and Accumulated other comprehensive loss	Contributed surplus	Total shareholders’ equity
Predecessor entity
Balance at January 1, 2007		341,116	—	386,398	(2,283)	384,115	184,416	909,647
Adjustment for changes in accounting policies		—	—	(401)	1,239	838	—	838
Stock compensation		—	—	—	—	—	617	617
Net earnings		—	—	81,742	—	81,742	—	81,742
Reorganization	(1)	—	—	(579,807)	—	(579,807)	(185,033)	(764,840)
Unrealized foreign currency translation gains on translation of self sustaining foreign operations		—	—	—	1,715	1,715	—	1,715
Gains and losses on derivatives designated as cash flow hedges		—	—	—	(19,819)	(19,819)	—	(19,819)
Gains and losses on derivatives designated as cash flow hedges in prior periods transferred to net income in the current period		—	—	—	5,585	5,585	—	5,585
Balance at October 30, 2007 (prior to acquisition transactions)		341,116	—	(112,068)	(13,563)	(125,631)	—	215,485
Telesat Holdings Inc. Acquisition Transactions and adjustments		(341,116)	—	112,068	13,563	125,631	—	(215,485)
Successor entity
Balance at October 31, 2007
Common shares issued as part of the sale transaction	(3)	756,414	—	—	—	—	—	756,414
Preferred shares issued as part of the sale transaction	(3)	—	541,764	—	—	—	—	541,764
Net loss		—	—	(4,051)	—	(4,051)	—	(4,051)
Unrealized foreign currency translation losses on translation of self sustaining foreign operations		—	—	—	(599)	(599)	—	(599)
Balance at December 31, 2007		756,414	541,764	(4,051)	(599)	(4,650)	—	1,293,528
Net loss		—		(822,401)		(822,401)		(822,401)
Unrealized foreign currency translation losses on translation of self sustaining foreign operations		—	—	—	(7,143)	(7,143)	—	(7,143)
Stock-based compensation		—	—	—	—	—	5,448	5,448
Balance at December 31, 2008		756,414	541,764	(826,452)	(7,742)	(834,194)	5,448	469,432
Stock based compensation	(19)	—	—	—	—	—	5,649	5,649
Net earnings		—	—	414,063	—	414,063	—	414,063
Unrealized foreign currency translation gains on translation of self-sustaining foreign operations		—	—	—	320	320	—	320
Balance at December 31, 2009		756,414	541,764	(412,389)	(7,422)	(419,811)	11,097	889,464

Telesat Holdings Inc.

Consolidated Balance Sheets
as at December 31, 2009 and 2008

(in thousands of Canadian dollars)	Notes	2009	2008
Assets
Current assets
Cash and cash equivalents		154,189	98,539
Accounts receivable	(8)	70,203	61,933
Current future tax asset	(7)	2,184	2,581
Other current assets	(9)	29,018	49,187
Total current assets		255,594	212,240
Satellites, property and other equipment, net	(4), (10)	1,926,190	1,883,576
Other long-term assets	(9)	41,010	42,303
Intangible assets, net	(11)	510,675	582,035
Goodwill	(11)	2,446,603	2,446,603
Total assets		5,180,072	5,166,757
Liabilities
Current liabilities
Accounts payable and accrued liabilities		43,413	44,455
Other current liabilities	(12)	127,704	142,432
Debt due within one year	(13)	23,602	23,272
Total current liabilities		194,719	210,159
Debt financing	(13)	3,013,738	3,513,223
Future tax liability	(7)	269,193	266,372
Other long-term liabilities	(12)	671,523	566,136
Senior preferred shares	(14)	141,435	141,435
Total liabilities		4,290,608	4,697,325
Shareholders’ equity
Common shares (74,252,460 common shares issued and outstanding)	(15)	756,414	756,414
Preferred shares	(15)	541,764	541,764
		1,298,178	1,298,178
Accumulated deficit		(412,389)	(826,452)
Accumulated other comprehensive loss		(7,422)	(7,742)
		(419,811)	(834,194)
Contributed surplus	(19)	11,097	5,448
Total shareholders’ equity		889,464	469,432
Total liabilities and shareholders’ equity		5,180,072	5,166,757

Telesat Holdings Inc.

Consolidated Statements of Cash Flow
for the years ended December 31, 2009, 2008, and 2007

		Successor Entity			Predecessor Entity
(in thousands of Canadian dollars)	Notes	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
Cash flows from operating activities
Net (loss) earnings		414,063	(822,401)	(4,051)	81,742
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Gross profit on sales-type lease		—	—	—	(5,881)
Amortization		256,867	235,640	40,046	105,788
Future income taxes		4,598	(175,951)	(60,653)	24,292
Unrealized foreign exchange (gain) loss		(524,132)	695,445	105,820	(10,396)
Unrealized loss (gain) on derivatives		134,402	(247,931)	(62,754)	8,907
Dividends on senior preferred shares	(5)	13,540	9,855	1,695	—
Stock-based compensation expense	(19)	5,649	5,448	—	—
(Gain) loss on disposal of assets	(6)	(33,430)	252	27	(108)
Impairment losses	(10), (11)	—	485,373	—	—
Other		(46,015)	(44,119)	(344)	3,318
Customer prepayments on future satellite services		82,966	88,587	—	17,721
Customer refunds		(17,566)	—	—	—
Operating assets and liabilities	(16)	7,203	48,859	205,490	27,244
		298,145	279,057	225,276	252,627
Cash flows used in investing activities
Satellite programs		(258,083)	(263,763)	(15,496)	(183,494)
Property additions		(6,118)	(8,862)	(14,019)	(5,830)
Maturity of short-term investments		—	—		2,312
Business acquisitions	(3)	—	—	(3,229,194)	(180)
Proceeds on disposals of assets		71,400	5,120	25	159
Insurance proceeds		—	4,006	—	—
		(192,801)	(263,499)	(3,258,684)	(187,033)
Cash flows from financing activities
Debt financing and bank loans		23,880	186,687	2,767,716	73,000
Repayment of bank loans and debt financing		(53,855)	(91,560)	(44,899)	(84,090)
Capitalized debt issuance costs		—	(19,131)	(83,585)	—
Note repayment		—	—	(129,334)	—
Success fee payments		—	—	—	(24,000)
Common shares issued		—	—	311,124	—
Preferred shares issued		—	—	258,833	—
Capital lease payments		(14,620)	(30,954)	(1,306)	(7,713)
Satellite performance incentive payments		(5,418)	(3,524)	(4,196)	(2,022)
		(50,013)	41,518	3,074,353	(44,825)
Effect of changes in exchange rates on cash and cash equivalents		319	(740)	1,258	(1,676)
Increase in cash and cash equivalents		55,650	56,336	42,203	19,093
Cash and cash equivalents, beginning of period		98,539	42,203	—	38,661
Cash and cash equivalents, end of period	(16)	154,189	98,539	42,203	57,754
Supplemental disclosure of cash flow information
Interest paid		287,733	286,784	18,339	18,139
Income taxes paid		6,499	8,866	343	21,347
		294,232	295,650	18,682	39,486

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

1. BACKGROUND OF THE COMPANY AND BASIS OF PRESENTATION

Telesat Holdings Inc. (“the Company” or “Telesat”) is the world’s fourth largest provider of fixed satellite services. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat provides voice, data, video and Internet connectivity services using a global fleet of twelve owned and operated satellites, with two additional satellites under construction. Telesat offers a broad suite of satellite services to more than 400 customers worldwide, comprising some of the world’s leading television broadcasters, cable programmers, DTH service providers, ISPs, telecommunications carriers, corporations and government agencies. In addition, the Company provides satellite-related consulting and technical services and manages the operations of 13 additional satellites for third parties.

On October 31, 2007 Canada’s Public Sector Pension Investment Board (“PSP”) and Loral Space & Communications Inc. (“Loral”), through a newly formed entity called Telesat Holdings Inc. completed the acquisition of Telesat Canada from BCE Inc. (“BCE”). Loral and PSP indirectly hold an economic interest in Telesat of 64% and 36%, respectively. Loral indirectly holds a voting interest of 33 1/3% on all matters. PSP indirectly holds a voting interest of 66 2/3% on all matters except for the election of directors, and a 30% voting interest for the election of directors.

As part of the same transaction, substantially all of the assets of a Loral subsidiary, Loral Skynet Corporation (“Skynet”), were transferred to Telesat, along with the shares of all of the legacy Skynet subsidiaries. Skynet is a satellite communications company with substantial activities in satellite based communication services.

These consolidated financial statements reflect the financial statements of Telesat Holdings Inc. and its subsidiaries on a consolidated basis. The consolidated financial statements of Telesat Canada presented for the period January 1, 2007 to October 30, 2007, represent the “Predecessor” entity. The consolidated financial statements of Telesat Holdings Inc. for the two months ended December 31, 2007 and the years ended December 31, 2008 and December 31, 2009 represent the “Successor” entity. The consolidated financial statements of Telesat Holdings Inc. have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the results of its wholly owned subsidiaries, the most significant of which are: Telesat Interco Inc., Telesat Canada, Infosat Communications GP Inc. (“Infosat”), Able Infosat Communications Inc. (“Able”), Telesat Brasil Limitada (“Telesat Brazil”), The SpaceConnection, Inc. (“SpaceConnection”), Telesat Satellite Holdings Corporation and its wholly owned subsidiaries, and Telesat Asia Pacific Satellite (HK) Limited. All transactions and balances between these companies have been eliminated on consolidation. As a result of the application of purchase accounting, the financial statements of the Predecessor are not comparable with the financial statements of the Successor, because they are, in effect, those of a new entity. See note 3 “Business acquisitions”.

Regulation

As an operator of a privately owned global satellite system, Telesat is subject to: the regulatory authority of the Canadian government and other countries which license its satellites; the regulatory authority of other countries in which it operates; and the frequency coordination process of the International Telecommunication Union (“ITU”). Telesat’s ability to provide satellite services in a particular country or region is subject also to the technical constraints of its satellites, international frequency coordination, constraints associated with local regulatory approval and any limitation to those approvals.

The Company operates Canada’s domestic fixed satellite telecommunication system and is subject to regulation by the Canadian Radio-television and Telecommunications Commission (“CRTC”). Under the current regulatory regime, Telesat has pricing flexibility subject to a price ceiling on certain Full Period Fixed Satellite Services (“FSS”) offered in Canada under minimum five-year lease arrangements. Telesat’s Direct Broadcast Services offered within Canada are also subject to CRTC regulation, but have been treated as

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

1. BACKGROUND OF THE COMPANY AND BASIS OF PRESENTATION  – (continued)

separate and distinct from Telesat’s FSS and facilities. The CRTC has approved the specific customer agreements relating to the sale of the capacity on the Nimiq satellites, including the rates, terms and conditions of service set out therein.

Telesat’s ground network services have been forborne from regulation since 1994. The CRTC has the right of examination of the Company’s accounting policies.

2. SIGNIFICANT ACCOUNTING POLICIES

These policies are consistent with those followed by the Predecessor unless otherwise stated.

Use of Estimates

When preparing financial statements according to GAAP, management makes estimates and assumptions relating to the reported amounts of revenues and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Telesat bases its estimates on a number of factors, including historical experience, current events and actions that the Company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions. We use estimates when accounting for certain items such as revenues, allowance for doubtful accounts, useful lives of long-lived assets, capitalized interest, asset impairments, inventory reserves, legal and tax contingencies, employee compensation plans, employee benefit plans, evaluation of minimum lease terms for operating leases, income taxes and goodwill and intangible asset impairments. We also use estimates when recording the fair values of assets acquired and liabilities assumed in a business combination.

Revenue Recognition

Telesat recognizes operating revenues when earned, as services are rendered or as products are delivered to customers. There must be clear proof that an arrangement exists, the amount of revenue must be fixed or determinable and collectibility must be reasonably assured. Consulting revenues for cost plus contracts are recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for fixed price consulting revenue contracts. Deferred revenues consist of remuneration received in advance of the provision of service and are recognized in income on a straight-line basis over the term of the related customer contract. When it is questionable whether or not Telesat is the principal in a transaction, the transaction is evaluated to determine whether it should be recorded on a gross or net basis.

Equipment sales revenues are recognized when the equipment is delivered to and accepted by the customer. Only equipment sales are subject to warranty or return and there is no general right of return. Historically Telesat has not incurred significant expense for warranties and consequently no provision for warranty is recorded. When a transaction involves more than one product or service, revenue is allocated to each deliverable based on its relative fair value; otherwise, revenue is recognized as services are provided over the term of the customer contract.

Lease contracts that qualify for capital lease treatment are accounted for as sales-type leases. Sales-type leases are those where substantially all of the benefits and risks of ownership are transferred to the customer. Sales revenue recognized at the inception of the lease represents the present value of the minimum lease payments net of any executory costs, computed at the interest rate implicit in the lease. Unearned finance income, effectively the difference between the total minimum lease payments and the aggregate present value, is deferred and recognized in earnings over the lease term to produce a constant rate of return on the investment in the lease. The net investment in the lease includes the minimum lease payments receivable less the unearned finance income.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Cash and Cash Equivalents

All highly liquid investments with an original maturity of 90 days or less are classified as cash and cash equivalents.

Inventories

Inventories are valued at the lower of cost or net realizable value and consist of work in process and finished goods. Cost for substantially all network equipment inventories is determined on an average cost basis. Cost for work in process and certain one-of-a-kind finished goods is determined using the specific identification method.

Satellites, Property and Other Equipment

Satellites, property and other equipment, which are carried at cost, which was equal to fair value for assets acquired on October 31, 2007 (see note 3), less accumulated amortization, include the contractual cost of equipment, capitalized engineering and, with respect to satellites, the cost of launch services, launch insurance and capitalized interest during construction. Capitalized interest is based on the Company’s average cost of debt.

The Company shares equally with a developer, the ownership and capital requirements of the Company’s headquarters’ land and building. In 2009, the Company leased its share of the building under a long term lease arrangement.

Amortization is calculated using the straight line method over the respective estimated service lives of the assets. The Predecessor used the straight-line method over the respective estimated service lives of the assets based on equal life group procedures. Below are the estimated useful lives in years of satellites, property and other equipment as of December 31, 2009.

Years
Satellites	6 to 15
Transponders under capital lease	6 to 14
Earth stations	5 to 30
Office buildings and other	3 to 30

The estimates of useful lives are reviewed every year and adjusted prospectively if necessary.

Liabilities related to the legal obligation of retiring property, plant and equipment are measured at fair value with a corresponding increase to the carrying amount of the related long-lived asset. The liability is accreted over the period of expected cash flows with a corresponding charge to operating expenses. The liabilities recorded to date have not been significant and are reassessed annually.

In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded as an operating expense.

The investment in each satellite will be removed from the property accounts when the satellite has been fully amortized and is no longer in service. When other property is retired from operations at the end of its useful life, the amount of the investment and accumulated amortization are removed from the accounts. Earnings are credited with the amount of any net salvage and charged with any net cost of removal. When an item is sold prior to the end of its useful life, the gain or loss is recognized in earnings immediately.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Impairment of Long-Lived Assets

Long-lived assets, including finite life intangible assets and satellites, property and other equipment, are assessed for impairment when events or changes in circumstances indicate that the carrying value exceeds the total undiscounted cash flows expected from the use and disposition of the assets. If impairment is indicated, the loss is determined by deducting the asset’s fair value (based on discounted cash flows expected from its use and disposition) from its carrying value and is recorded as an operating expense.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect as of the balance sheet date. Operating revenues and expenses, and interest on debt transacted in foreign currencies are reflected in the financial statements using the average exchange rates during the period. The translation gains and losses are included in gain (loss) on foreign exchange in the statement of earnings.

For those subsidiaries considered to be self-sustaining foreign operations, assets and liabilities are translated at the exchange rate in effect on the balance sheet date, and revenues and expenses are translated at average exchange rates during the year. The resulting unrealized gains or losses are reflected as a component of other comprehensive income (“OCI”).

For those subsidiaries considered to be integrated foreign operations, non-monetary assets and liabilities are translated at their historical exchange rates and monetary assets and liabilities are translated at the exchange rate in effect on the balance sheet date, and revenues and expenses are translated at average exchange rates during the year. The resulting unrealized gains or losses are reflected as a component of net earnings.

Financing costs

The debt issuance costs related to the revolving credit facility and Canadian term loan are included in deferred charges in Other assets and are amortized to interest expense on a straight-line basis. All other debt issuance costs are amortized to interest expense using the effective interest method.

Financial Instruments

Telesat uses derivative financial instruments to manage its exposure to foreign exchange rate risk associated with anticipated purchases and with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. The Company’s risk management policy does not permit the use of derivative financial instruments for speculative purposes. Currently, Telesat does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the statement of earnings.

The Predecessor documented all relationships between derivatives and the items they hedged, and the risk management objective and strategy for using various hedges. This process included linking every derivative to a specific asset or liability on the balance sheet, or to a specific firm commitment or to an anticipated transaction. The effectiveness of the derivative in managing risk was assessed when the hedge was put in place and on an ongoing basis. Hedge accounting was stopped when a hedge was no longer effective.

In a fair value hedging relationship, changes in both fair value of the hedging instrument and the fair value of the hedged item were recognized in net income. The changes in the fair value of the hedged item were offset by changes in the fair value of the hedging instrument to the extent that the hedging relationship was effective. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging instrument was recognized in OCI while the ineffective portion was recognized in net earnings.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Unrealized gains and losses in OCI and Accumulated Other Comprehensive Income (“AOCI”) were reclassified into net earnings and retained earnings on the same basis that the hedged item affected net earnings.

Financial assets and financial liabilities that are classified as held-for-trading (“HFT”) and available-for-sale (“AFS”) are measured at fair value. AFS equity securities which do not have a quoted market price will continue to be recorded at cost. Loans and receivables and other liabilities are recorded at amortized cost. Derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value on the consolidated balance sheet. The unrealized gains and losses relating to the HFT assets and liabilities are recorded in the consolidated statement of earnings. Unrealized gains and losses on assets and liabilities classified as AFS are recorded in OCI until realized, at which time they are recognized in the consolidated statement of earnings. Changes in the fair values of derivative instruments are recognized in the consolidated statement of earnings.

The Company has chosen to account for embedded foreign currency derivatives in a host contract as a single instrument where the contract requires payments denominated in the currency that is commonly used in contracts to procure non-financial items in the economic environment in which Telesat transacts.

Transaction costs are expensed as incurred for financial instruments classified or HFT or AFS.

Goodwill and Other Intangible Assets

The Company accounts for business combinations using the purchase method of accounting, which establishes specific criteria for the recognition of intangible assets separately from goodwill. The excess of the cost of acquisition over the fair value of net assets acquired, including both tangible and intangible assets, has been allocated to goodwill. For goodwill and intangible assets with indefinite useful lives, an assessment for impairment is undertaken annually, or whenever events or changes in circumstances indicate that the carrying amount of these assets is likely to exceed their fair value. The Company considers orbital slots and trade names to be indefinite lived intangible assets.

Finite-lived intangible assets consist of revenue backlog, customer relationships, favourable leases, transponder rights and patents, all of which were recorded in connection with the acquisition of Telesat Canada and Skynet (see note 1). Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method of amortization. Below are the estimated useful lives of the finite-lived intangible assets:

Years
Revenue backlog	4 to 17
Customer relationships	11 to 21
Favourable leases	4 to 5
Concession right	15
Transponder rights	3 to 14
Patents	18

The estimates of useful lives are reviewed every year and adjusted prospectively if necessary.

Deferred Revenues

Deferred revenues represent the Company’s liability for the provision of future services and are classified on the balance sheet in other current liabilities and other long-term liabilities. The deferred amount is brought into income over the period of service to which it applies.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Deferred Satellites Performance Incentive Payments

Deferred satellite performance incentive payments are obligations payable to satellite manufacturers over the lives of the Nimiq 1, Nimiq 4, Nimiq 5, Anik F1, Anik F2, Anik F3 and Anik F1R satellites. The present value of the payments is capitalized as part of the cost of the satellite and charged against operations as part of the amortization of the satellite.

Employee Benefit Plans

Telesat maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Telesat is responsible for adequately funding these defined benefit pension plans. Contributions are made based on various actuarial cost methods that are permitted by pension regulatory bodies and reflect assumptions about future investment returns, salary projections and future service benefits. Telesat also provides other post-employment and retirement benefits, including health care and life insurance benefits on retirement and various disability plans, workers compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement, under certain circumstances. The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. Pension costs and other retirement benefits are determined using the projected benefit method prorated on service and management’s best estimate of expected investment performance, salary escalation, retirement ages of employees and expected health care costs.

Pension plan assets are valued at fair value which is also the basis used for calculating the expected rate of return on plan assets. The discount rate is based on the market interest rate of high quality long-term bonds. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the active employees at the date of amendment. The Company deducts 10% of the benefit obligation or the fair value of plan assets, whichever is greater, from the net actuarial gain or loss and amortizes the excess over the average remaining service period of active employees. A valuation is performed at least every three years to determine the present value of the accrued pension and other retirement benefits. The 2009 and 2008 pension expense calculations are extrapolated from a valuation performed as of January 1, 2007. The accrued benefit obligation is extrapolated from an actuarial valuation as of January 1, 2007. The most recent valuation of the pension plans for funding purposes was as of January 1, 2007, and the next required valuation is as of January 1, 2010.

In addition, Telesat provides certain health care and life insurance benefits for retired employees and dependents of Skynet. These benefits are funded primarily on a pay-as-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and co-insurance provisions.

Stock-Based Compensation Plans

The Company introduced a stock incentive plan for certain key employees in 2008 and has adopted the fair-value based method for measuring the compensation cost of employee stock options using the Black-Scholes pricing model.

Income Taxes

Current income tax expense is the estimated income taxes payable for the current year after any refunds or the use of losses incurred in previous years. The Company uses the liability method to account for future income taxes. Future income taxes reflect:

•	the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

•	the benefit of unutilized tax losses that will more likely than not be realized and carried forward to future years to reduce income taxes.

The Company estimates future income taxes using the rates enacted by tax law and those substantively enacted. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

Recent Accounting Pronouncements

Changes in Accounting Policies

The Company has prepared the consolidated financial statements in accordance with Canadian GAAP using the same basis of presentation and accounting policies as outlined in notes 1 and 2 to the consolidated financial statements for the year ended December 31, 2008, except as follows:

On January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”. This standard applies to goodwill and intangible assets subsequent to the initial recognition in a business combination and establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. The standard had no material impact on Telesat’s reporting.

In January 2009, the CICA’s Emerging Issues Committee (EIC) issued Abstract No. 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 requires an entity to take into account its own credit risk and that of the relevant counterparty(s) when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC, which was effective for Telesat on January 1, 2009, had no impact on the Company’s Balance Sheet or on the Statement of Earnings (Loss) because the aforementioned credit risks had been incorporated into the valuation methodology before the EIC was issued.

In June 2009, the CICA amended Handbook Section 3862 “Financial Instruments — Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The Company has adopted these new disclosure requirements in these 2009 annual financial statements.

Future Accounting Policies

In January 2009, the CICA issued Handbook Section 1582 “Business Combinations”, which will replace CICA Handbook Section 1581 “Business Combinations”. The CICA also issued Handbook Section 1601 “Consolidated Financial Statements” and Handbook Section 1602 “Non-Controlling Interests”, which will replace CICA Handbook Section 1600 “Consolidated Financial Statements”. The new standards are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The objective of the new standards is to harmonize Canadian GAAP for business combinations and consolidated financial statements with the International and U.S. accounting standards. The new standards are to be applied prospectively on or after January 1, 2011.

In December 2009, the CICA’s Emerging Issues Committee (EIC) issued Abstract No. 175 “Multiple Deliverable Revenue Arrangements”. EIC 175 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. This EIC will become effective January 2011 and is to be applied prospectively.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Accounting Standards Board confirmed in February 2008 that International Financial Reporting standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. IFRS is premised on a conceptual framework similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the cash flows generated by the Company, it will result in changes to the reported financial position and results of operations of the Company, the effects of which may be material.

3. BUSINESS ACQUISITIONS

Fifth Dimension Television Acquisition

On May 9, 2008, SpaceConnection completed the acquisition of the assets of Fifth Dimension Television, with the effective date of the agreement being April 1, 2008. The purchase price is based on a profit-sharing arrangement for a percentage of future monthly occasional use revenues collected, as well as a percentage of future margins on certain space only customer contracts, from the effective date of the acquisition until December 31, 2010, and will not exceed $0.8 million. Profit-sharing payments of $0.3 million have been expensed in Operation and administration as at December 31, 2009 ($0.2 million — December 31, 2008).

Telesat Canada Acquisition

On October 31, 2007, PSP and Loral, through a newly formed entity, Telesat, completed the acquisition of 100% of the common shares of Telesat Canada from BCE Inc. Loral and PSP acquired an economic interest in Telesat of 64% and 36%, respectively, and a voting interest of 33 1/3% and 66 2/3% respectively. As part of the Telesat Canada acquisition, substantially all of the assets of a Loral subsidiary, Loral Skynet Corporation, were transferred to Telesat. In addition, Telesat acquired the shares of the remaining Loral Skynet subsidiaries. The aggregate fair value of the net assets transferred by Loral Skynet was $773.7 million, of which $24 million was paid using cash equivalents and the balance in common shares and non-voting participating preferred shares of Telesat. In addition, Loral Skynet transferred foreign exchange forward contracts with a value of $119.9 million, in exchange for non-voting participating preferred shares, which were settled for cash on October 31, 2007 and have been included in the balance of cash acquired. The Telesat Canada purchase price was paid in cash. The shares issued as part of the purchase transaction were valued based on the estimated fair value of the assets contributed by Loral Skynet as agreed to by the shareholders. The results of operations for Telesat Canada and Skynet have been included in these consolidated financial statements since October 31, 2007. The acquisition has been accounted for as a purchase transaction.

The asset and liability values acquired were based on a purchase price which was calculated as follows:

Total
Cash paid (net of cash acquired)	3,229,194
Shares issued	869,656
Transaction costs	32,692
Purchase price	4,131,542

The goodwill established in connection with Telesat Canada acquisition was $2,446 million.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. SEGMENTED INFORMATION

Telesat operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenues from the following services:

—	Broadcast — distribution or collection of video and audio signals in the North American and International markets which include television transmit and receive services, occasional use, bundled Digital Video Compression and radio services.
—	Enterprise — provision of satellite capacity and ground network services for voice, data, and image transmission and internet access around the world.
—	Consulting and other — all consulting services related to space and earth segments, government studies, satellite control services and R&D.

Revenues derived from the above service lines were as follows:

Revenues	Successor Entity			Predecessor Entity
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
Broadcast	406,712	345,382	52,771	254,276
Enterprise	349,530	333,834	53,758	178,888
Consulting and other	30,956	32,159	4,887	24,623
Total operating revenues	787,198	711,375	111,416	457,787

Geographic Information

Revenue by geographic region was based on the point of origin of the revenues (destination of the billing invoice) and upon the groupings of countries reviewed by the Chief Operating Decision Maker, allocated as follows:

Revenues	Successor Entity			Predecessor Entity
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
Canada	397,225	357,937	60,085	315,200
United States	254,685	240,505	34,352	115,993
Europe, Middle East & Africa	66,028	47,014	6,403	6,549
Asia, Australia	23,976	33,768	5,940	5,550
Latin America & Caribbean	45,284	32,151	4,636	14,495
Total operating revenues	787,198	711,375	111,416	457,787

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. SEGMENTED INFORMATION  – (continued)

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the Anik and Nimiq satellites have been classified as located in Canada, and the Telstar satellites have been classified as located in the United States. Satellites, property and other equipment by geographic region, based on the location of the asset, are allocated as follows:

Satellites, property and other equipment	December 31, 2009	December 31, 2008
Canada	1,448,111	1,431,145
United States	469,508	441,809
all others	8,571	10,622
Total satellites, property and other equipment	1,926,190	1,883,576

Goodwill was not allocated to geographic regions in any of the periods.

Major Customers

For the year ended December 31, 2009, two customers generating Broadcast revenues in Canada represented 22.67% and 9.63% respectively of consolidated revenues. The same two customers represented 18.18% and 10.94% of consolidated revenues for the year ended December 31, 2008, 16.8% and 11.1% of consolidated revenues for the two month period ended December 31, 2007, and 28.5% and 13.6% for the ten months ended October 30, 2007.

5. INTEREST EXPENSE

	Successor Entity			Predecessor Entity
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
Debt service costs	279,432	286,794	47,535	18,060
Dividends on senior preferred shares	13,540	9,855	1,695	—
Capitalized interest	(19,404)	(39,008)	(5,369)	(9,512)
	273,568	257,641	43,861	8,548

6. OTHER INCOME (EXPENSE)

	Successor Entity			Predecessor Entity
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
Interest income	636	1,888	301	3,130
Interest on performance incentive payments	(4,642)	(4,057)	(499)	(4,078)
Other(a)	35,865	456	(835)	569
	31,859	(1,713)	(1,033)	(379)

(a)	On July 9, 2009, the Company terminated its leasehold interest in the Telstar 10 satellite and transferred certain related customer contracts. The satellite and related revenue backlog and customer relationships were transferred for total consideration of $80 million, of which $8 million are deferred payments recorded in Accounts receivable, with a resulting gain of $34.6 million included in Other. In light of the

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

6. OTHER INCOME (EXPENSE)  – (continued)

complexities of the regulatory environment associated with the satellite, and the upcoming requirement to replace Telstar 10, the Company decided to terminate its leasehold interest.

In May 2009, Telesat Network Services Inc., a wholly-owned subsidiary of Telesat, sold the equipment at its Kapolei site and transferred the operating lease for the premises to the buyer of the equipment. Proceeds on this sale were $0.5 million and the resulting loss of $0.2 million is included in Other.

In May 2008, Skynet Satellite Corporation, a wholly-owned subsidiary of Telesat, sold its Hawley facility. Proceeds on this sale were $4.1 million and the resulting loss on the sale of $0.1 million is included in Other.

In February 2008, Infosat Communications Inc., a wholly-owned subsidiary of Telesat, sold its security division. Proceeds on this sale were $0.6 million and the resulting gain on the sale of $0.4 million is included in Other.

7. INCOME TAXES

	Successor Entity			Predecessor Entity
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
Income tax expense (recovery)
Future	4,598	(175,951)	(60,653)	24,292
Current	351	11,072	(1,517)	32,785
	4,949	(164,879)	(62,170)	57,077

A reconciliation of the statutory income tax rate, which is a composite of federal and provincial rates, to the effective income tax rate is as follows:

	Successor Entity			Predecessor Entity
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
Statutory income tax rate	32.3%	33.0%	35.3%	35.3%
Permanent differences	(9.6%)	(5.9%)	(22.1%)	(15.4%)
Adjustment for tax rate changes	(9.7%)	(2.5%)	109.1%	(2.4%)
Impact of acquisition (see note 3)	—	—	—	1.8%
Valuation allowance	(13.4%)	(6.8%)	(38.3%)	6.5%
Future taxes related to other comprehensive income	—	—	—	4.8%
Charges reflected in equity	—	—	—	7.6%
Other	1.6%	(1.1%)	9.9%	2.9%
Effective income tax rate	1.2%	16.7%	93.9%	41.1%

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

7. INCOME TAXES  – (continued)

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

	December 31, 2009	December 31, 2008
Future tax assets
Capital assets	924	8,904
Intangible assets	6,180	9,482
Unrealized foreign exchange loss	31,867	98,087
Investments	541	9,355
Loss carry forwards	98,024	112,386
Other	8,437	5,415
Less: valuation allowance	(45,040)	(101,175)
Total future tax assets	100,933	142,454

	December 31, 2009	December 31, 2008
Future tax liabilities
Capital assets	(215,162)	(208,115)
Intangibles	(124,955)	(147,916)
Derivative liabilities	(21,958)	(47,327)
Other	(5,867)	(2,887)
Total future tax liabilities	(367,942)	(406,245)
Net future income tax liability	(267,009)	(263,791)
Net future income tax liability is comprised of:
Net future income tax asset – current portion	2,184	2,581
Net future income tax liability – long-term portion	(269,193)	(266,372)
Net future income tax liability	(267,009)	(263,791)

Losses

As of December 31, 2009 Telesat Holdings Inc. had the following operating and capital losses carry-forwards which are scheduled to expire in the following years:

	Non-Capital Losses	Capital Losses
2027	27,027	—
2028	309,337	—
2029	13,272	—
Indefinite	—	40,077

The Company recognized a benefit of $8,755 related to tax losses for the year ended December 31, 2009 (2008 — $5,756).

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

8. ACCOUNTS AND NOTES RECEIVABLE

	December 31, 2009	December 31, 2008
Trade receivables – net of allowance for doubtful accounts	74,018	63,723
Less: long-term portion of trade receivables	(3,815)	(1,790)
	70,203	61,933

The allowance for doubtful accounts was $8.7 million at December 31, 2009 (December 31, 2008 — $5.4 million).

The long-term portion of trade receivables includes items that will not be collected during the subsequent year and is included in the long-term portion of other assets in note 9.

9. OTHER ASSETS

	December 31, 2009		December 31, 2008
	Current portion	Long term portion	Current portion	Long term portion
Net investment in leases(a)	—	—	2,217	30
Income taxes recoverable	3,487	—	3,943	—
Accrued pension benefit (note 20)	—	14,199	—	13,610
Prepaid expenses and deposits(b)	17,548	14,423	16,006	6,755
Deferred charges(c)	2,108	5,244	10,709	6,224
Derivative assets (note 18)	—	—	10,805	8,797
Inventories(d)	5,214	—	4,723	—
Other assets(e)	661	7,144	784	6,887
	29,018	41,010	49,187	42,303

(a)	The net investment under sales type leases expired in 2009 (2008 — $2.2 million)
(b)	Prepaid expense and deposits includes mainly prepaid insurance for in-orbit satellites, deposits related to foreign taxes, prepaid interest on long term debt, security deposits, and other prepaid expenses.
(c)	Deferred charges at December 31, 2009 include the deferred financing charges related to the Canadian term loan facility (note 13) and deferred leasing costs. At December 31, 2008, deferred charges also included costs incurred in relation to deferred revenue.
(d)	Inventories are valued at lower of cost and net realizable value and consist of $2.9 million (2008 — $3.8 million) of finished goods and $2.3 million (2008 — $0.9 million) of work in process. Cost for substantially all network equipment inventories is determined on an average cost basis. Cost for work in process and certain one-of-a-kind finished goods is determined using specific identification. All of the inventories have been pledged as security pursuant to the terms of the credit facilities.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

9. OTHER ASSETS  – (continued)

(e)	Other assets, both short and long term components, include the following:

	December 31, 2009		December 31, 2008
	Current portion	Long term portion	Current portion	Long term portion
Tax indemnification receivable from Loral (note 21)	—	2,461	—	2,862
Investments	—	475	—	637
Long term trade receivables	—	3,815	—	1,790
Investment tax credit benefit	661	—	441	—
Other	—	393	343	1,598
	661	7,144	784	6,887

Investments are recorded at cost. No impairments were recorded as no events or changes in circumstances were identified during the period that may have a significant adverse effect on the carrying value of the investments. Telesat has a portfolio interest in Hellas-Sat Consortium Limited. The consortium has one satellite which provides regional coverage to Greece, Cyprus and the Balkans. Telesat also holds a nominal portfolio interest in Anik-Colombia. Telesat’s wholly-owned subsidiary Infosat holds a 22% interest in Pakistan’s Comstar ISA Ltd., a satellite service provider which is recorded using the equity method.

10. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
December 31, 2009
Satellites	2,018,871	(323,734)	1,695,137
Earth stations	149,085	(30,083)	119,002
Transponders under capital lease	28,048	(8,550)	19,498
Office buildings and other	31,735	(11,548)	20,187
Construction in progress	72,366	—	72,366
	2,300,105	(373,915)	1,926,190
December 31, 2008
Satellites	1,544,396	(177,768)	1,366,628
Earth stations	139,227	(19,012)	120,215
Transponders under capital lease	34,189	(4,943)	29,246
Office buildings and other	36,248	(8,555)	27,693
Construction in progress	339,794	—	339,794
	2,093,854	(210,278)	1,883,576

The Company had two successful launches in 2009, thereby reducing construction in progress significantly. The Nimiq 5 satellite was launched in September 2009, and was placed in service in October 2009. The Telstar 11N satellite was launched in February 2009, and was placed in service in March 2009. The current construction in progress amounts relate primarily to satellite construction and related launch service costs for Telstar 14 R.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

10. SATELLITES, PROPERTY AND OTHER EQUIPMENT  – (continued)

A no claims bonus, due to good satellite performance, of $2.3 million was received in January 2009 on the Nimiq 4 satellite, and a no claims bonus of $2.8 million was received in June 2009 on the T11N satellite. The proceeds reduced the cost of the satellites.

Consistent with its accounting policy, the Company tests for asset impairment upon the occurrence of triggering events. During the fourth quarter of 2008, the Company determined that, based on the results of certain fuel studies, the life span of the Nimiq 3 satellite was shorter than previously expected, and a triggering event had occurred. Telesat therefore tested the Nimiq 3 satellite for impairment, and upon determining that its carrying amount was not recoverable, recorded an impairment charge of $2.4 in operating expenses. The impairment charge was measured as the excess of the net carrying amount of the satellite over its fair value, with the estimated fair value being based on the present value of the expected future cash flows of Nimiq 3.

There were no triggering events in 2009 on any of the assets, therefore, no impairment charges were recorded.

11. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets were initially established in connection with the Telesat Canada acquisition described in note 3.

2009	Cost	Accumulated Amortization	Net Book Value
Finite life intangible assets:
Revenue backlog	268,123	(77,210)	190,913
Customer relationships	197,920	(33,140)	164,780
Favourable leases	2,990	(1,774)	1,216
Concession right	1,404	(94)	1,310
Transponder rights	29,550	(7,493)	22,057
Patents	59	(7)	52
	500,046	(119,718)	380,328
Indefinite life intangible assets:
Orbital slots	113,347	—	113,347
Trade name	17,000	—	17,000
Total intangible assets	630,393	(119,718)	510,675
Goodwill	2,446,603	—	2,446,603
Goodwill and intangible assets	3,076,996	(119,718)	2,957,278

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

11. GOODWILL AND INTANGIBLE ASSETS  – (continued)

2008	Cost	Accumulated Amortization	Net Book Value
Finite life intangible assets:
Revenue backlog	274,487	(44,988)	229,499
Customer relationships	207,704	(14,500)	193,204
Favourable leases	4,816	(1,987)	2,829
Concession right	1,230	—	1,230
Transponder rights	28,497	(3,626)	24,871
Patents	59	(4)	55
	516,793	(65,105)	451,688
Indefinite life intangible assets:
Orbital slots	113,347	—	113,347
Trade name	17,000	—	17,000
Total intangible assets	647,140	(65,105)	582,035
Goodwill	2,446,603	—	2,446,603
Goodwill and intangible assets	3,093,743	(65,105)	3,028,638

During the fourth quarter of 2008, Telesat performed its annual valuation of goodwill and indefinite life intangible assets, which resulted in an impairment charge of $483.0 million to the orbital slots. The impairment charge was measured as the excess of the carrying amount of orbital slots over their fair value, with the estimated fair value being based on the present value of the expected future cash flows to be generated through the use of the orbital slots. The increase of the discount rate due to current market conditions, the impact of a strengthened U.S. dollar on the cost of satellites, as well as the increases to insurance costs and launch services in 2008 reduced the present value of the expected future cash flows for the orbital slots.

The Company also performed its annual impairment test on goodwill and indefinite life intangible assets in 2009 by comparing the estimated fair value to the carrying value. The annual impairment test of goodwill and indefinite life intangible assets did not result in any impairment in 2009.

The Company recorded amortization expense on intangible assets of $54.8 million for the year ended December 31, 2009 (2008 — $55.5 million; two months ended December 31, 2007 — $8.1 million).

12. OTHER LIABILITIES

	December 31, 2009	December 31, 2008
Short term other liabilities	127,704	142,432
Long term other liabilities	671,523	566,136
	799,227	708,568

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

12. OTHER LIABILITIES  – (continued)

Other liabilities include the following items and maturities:

	2010	2011	2012	2013	2014	Thereafter	Total
Deferred revenues and deposits	73,150	36,096	36,215	34,466	32,913	184,950	397,790
Derivative liabilities (note 18)	6,456	39,102	—	—	139,728	—	185,286
Capital lease liabilities(a)	3,520	3,838	4,212	4,610	4,373	787	21,340
Deferred satellites performance incentive payments	11,030	4,713	4,087	4,338	4,682	46,958	75,808
Interest payable	25,212	—	—	—	—	—	25,212
Dividends payable on senior preferred shares (note 14)	—	25,090	—	—	—	—	25,090
Pension and other post retirement liabilities (note 20)	—	—	—	—	—	23,827	23,827
Other liabilities(b)	8,336	—	—	—	—	36,538	44,874
	127,704	108,839	44,514	43,414	181,696	293,060	799,227

(a)	At December 31, 2009, interest payable related to the capital lease liabilities totaled $5.3 million (December 31, 2008 — $9.0 million).
(b)	Other liabilities at December 31, 2009 included: promissory note payable to Loral (note 22) of $12.2 million (2008 — $7.4 million), tax indemnifications payable to Loral (note 21) of $7.3 million (2008 — $8.5 million), unfavorable customer revenue backlog of $7.1 million (2008 — unfavorable leases of $1.9 million, and unfavorable customer revenue backlog of $12.8 million), potential income tax liabilities of $7.1 million (2008 — $2.6 million), income taxes payable of $0.1 million (2008 — $0.8 million), and other liabilities of $11.1 million (2008 — $14.5 million). Due to the uncertainty in settlement dates inherent in the long term portion of the other liabilities, they are presented as maturing after 2014.

13. DEBT FINANCING

	December 31, 2009	December 31, 2008
Senior secured credit facilities(a):
Revolving facility	—	—
The Canadian term loan facility	185,000	195,000
The U.S. term loan facility	1,777,138	2,087,010
The U.S. term loan II facility	152,494	179,207
Senior notes(b)	702,909	818,620
Senior subordinated notes(c)	219,799	256,400
Other debt financing	—	258
	3,037,340	3,536,495
Current portion	(23,602)	(23,272)
Long-term portion	3,013,738	3,513,223

The outstanding debt balances above, with the exception of the revolving credit facility and the Canadian term loan, are shown net of related debt issuance costs.

(a)	The senior secured credit facilities are secured by substantially all of Telesat’s assets. Under the terms of these facilities, Telesat is required to comply with certain covenants including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

13. DEBT FINANCING  – (continued)

dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions, and restrictions on transactions with affiliates. The financial covenant ratios include total debt to EBITDA for covenant purposes (earnings before interest, taxes, depreciation, amortization and other charges) and EBITDA for covenant purposes to interest expense. Both financial covenant ratios become tighter over the term of the credit facility. At December 31, 2009 Telesat was in compliance with all of the required covenants.

Telesat was required to hedge, at fixed rates, prior to February, 2008, 50% of its floating interest rate debt for a three year period ending October 31, 2010. The Company has complied with this obligation. These derivative instruments have not been designated as hedging instruments for accounting purposes.

Each tranche of the credit facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally an annual amount representing 1% of the initial aggregate principal amount, payable quarterly. The senior secured credit facility has several tranches which are described below:

(i)	A revolving Canadian dollar denominated credit facility (the “revolving facility”) of up to the Canadian dollar equivalent of $153 million is available to Telesat. This revolving facility matures on October 31, 2012 and is available to be drawn at any time. The drawn loans will bear interest at the prime rate or LIBOR or Bankers’ Acceptance plus an applicable margin of 150 to 250 basis points per annum. Undrawn amounts under the facility are subject to a commitment fee. As of December 31, 2009, other than approximately $0.3 million in drawings related to letters of credit, there were no borrowings under this facility.
(ii)	The Canadian term loan facility is a $200 million loan facility denominated in Canadian dollars, bears interest at a floating rate of the Bankers’ Acceptance rate plus an applicable margin of 275 basis points per annum, and has a maturity of October 31, 2012. The required repayments on the Canadian term loan facility, in millions, are as follows:

Annual Repayments
2010	15
2011	90
2012	80
Total repayments	185

The payments are made quarterly in varying amounts. The average interest rate was 3.61% for the year ended December 31, 2009 (2008 — 6.57%). This facility had $185 million outstanding at December 31, 2009, which represents the full amount available, with principal repayments being made as required.

(iii)	The U.S. term loan is a $1,755 million facility denominated in US dollars bears interest at LIBOR plus an applicable margin of 300 basis points per annum, and has a maturity of October 31, 2014. The average interest rate was 3.80% for the year ended December 31, 2009 (2008 — 6.35%). A total of US $1,720 million ($1,811 million CAD) was drawn at December 31, 2009 (December 31, 2008 — US $1,737 million, $2,128 million CAD). Principal repayments of $4.4 million US Dollars are made on a quarterly basis, with a lump sum repayment of the remaining balance payable on the maturity date.
(iv)	The U.S. term loan II is a $150 million delayed draw facility denominated in US dollars bears interest at LIBOR plus an applicable margin of 300 basis points per annum, and has a maturity of October 31, 2014. The average interest rate was 3.80% for the year ended December 31, 2009 (2008 — 6.17%). The U.S. term loan II facility was available to be drawn for 12 months after the closing of the Telesat Canada acquisition to fund capital expenditures. The undrawn amount of the U.S. term loan II was subject to a commitment fee. This facility had US $148 million ($156 million CAD) outstanding at December 31, 2009, which represents the full amounts available, with principal repayments of $0.4 million US Dollars being made on a quarterly basis, with a lump sum repayment of the remaining balance payable on the maturity date.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

13. DEBT FINANCING  – (continued)

(b)	The Senior notes, in the amount of US $693 million ($730 million CAD), bear interest at an annual rate of 11.0% and are due November 1, 2015. The Senior notes include covenants or terms that restrict Telesat’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel the Company’s satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior notes indenture.
(c)	The Senior subordinated notes, in the amount of US $217 million ($229 million CAD), bear interest at a rate of 12.5% and are due November 1, 2017. The Senior subordinated notes include covenants or terms that restrict Telesat’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel the Company’s satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior subordinated notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior subordinated notes indenture.

The outstanding balance of long term debt, excluding debt issuance costs, will be repaid as follows (in millions of Canadian dollars):

2010	2011	2012	2013	2014	Thereafter	Total
35.1	110.1	100.0	20.1	1,886.7	958.4	3,110.4

14. SENIOR PREFERRED SHARES

Telesat Holdings issued 141,435 senior preferred shares in exchange for cash with an issue price of $1,000 per Senior Preferred Share on October 31, 2007 as part of the Telesat Canada acquisition transaction described in notes 1 and 3. The Senior Preferred Shares rank in priority, with respect to the payment of dividends and return of capital upon liquidation, dissolution or winding-up, ahead of the shares of all other classes of Telesat Holdings stock which have currently been created, as well as any other shares that may be created that by their terms rank junior to the senior preferred shares. Senior Preferred Shares are entitled to receive cumulative preferential dividends at a rate of 7% per annum on the Liquidation Value, being $1,000 per Senior Preferred Share plus all accrued and unpaid dividends (8.5% per annum following a Performance Failure, being a failure to pay annual dividends in cash or in Holding PIK Preferred Stock in any year, while such failure is continuing, the failure to redeem the Holding PIK Preferred Stock when submitted for redemption on or after the twelfth anniversary of the date of issue, or the failure to redeem Holding PIK Preferred Stock for which an offer of redemption is accepted following a Change of Control). Such annual dividend may be paid in cash, subject to the requirements of the CBCA, if such payment is permitted under the terms of (i) the senior secured credit facilities and (ii) the indentures governing the notes. If the cash payment is not permitted under the terms of the senior secured credit facilities, the dividends will be paid, subject to the requirements of the CBCA, in senior preferred shares based on an issue price of $1,000 per Senior Preferred Share. Dividends of $25.1 million (note 12) have been accrued at December 31, 2009 (2008 — $11.6 million) and included as interest expense.

The Senior Preferred Shares may be submitted by the holder for redemption on or after the twelfth anniversary of the date of issue, subject to compliance with law. Upon a change of control which occurs after the fifth anniversary of the issue of the Senior Preferred Shares, or on the fifth anniversary if a change of control occurs prior to the fifth anniversary of the issue, Telesat must make an offer of redemption to all holders of Senior Preferred Shares, and must redeem any Senior Preferred Shares for which the offer of redemption is accepted within 25 days of such offer. As a result, the Senior Preferred Shares have been classified as a liability on the balance sheet.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

14. SENIOR PREFERRED SHARES  – (continued)

The holders of the Senior Preferred Shares are not entitled to receive notice of or to vote at any meeting of shareholders of the Company except for meetings of the holders of the Senior Preferred Shares as a class, called to amend the terms of the Senior Preferred Shares, or otherwise as required by law.

15. CAPITAL STOCK

The authorized capital of the Company is comprised of: (i) an unlimited number of common shares, (ii) an unlimited number of voting participating preferred shares, (iii) an unlimited number of non-voting participating preferred shares, (iv) an unlimited number of redeemable common shares, (v) an unlimited number of redeemable non-voting participating preferred shares, (vi) 1,000 director voting preferred shares, and (vii) 325,000 senior preferred shares. None of the Redeemable Common Shares or Redeemable Non-Voting Participating Preferred Shares have been issued as at December 31, 2009.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each common share held on all matters at all such meetings, except in respect of a class vote applicable only to the shares of any other class, in respect of which the common shareholders shall have no right to vote. The holders of the Common Shares are entitled to receive dividends as may be declared by the Board of Directors of the Company, and are entitled to share in the distribution of the assets of the Company upon liquidation, winding-up or dissolution, subject to the rights, privileges and conditions attaching to any other class of shares ranking in order of priority. The Common Shares are convertible at the holders’ option, at any time, into Voting Participating Preferred Shares or Non-Voting Participating Preferred Shares, on a one-for-one basis.

There were 74,252,460 Common Shares issued and outstanding as at December 31, 2009 and 2008 with a stated value of $756 million.

Voting Participating Preferred Shares

The rights, privileges and conditions of the Voting Participating Preferred Shares are identical in all respects to those of the Common Shares, except for the following:

•	The holders of Voting Participating Preferred Shares are not entitled to vote at meetings of the shareholders of the Company on resolutions electing directors.
•	For all other meetings of the shareholders of the Company, the holders of Voting Participating Preferred Shares are entitled to a variable number of votes per Voting Participating Preferred Share based on the number of Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares and Redeemable Non-Voting Participating Preferred Shares outstanding on the record date of the given meeting of the shareholders of the Company.
•	The Voting Participating Preferred Shares are convertible, at any time, at the holders’ option into Common Shares or Non-Voting Participating Preferred Shares on a one-for-one basis as long as the result of such conversion does not cause the Company to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

There were 7,034,444 Voting Participating Preferred Shares issued and outstanding as at December 31, 2009 and 2008 with a stated value of $117 million.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

15. CAPITAL STOCK  – (continued)

Non-Voting Participating Preferred Shares

The rights, privileges and conditions of the Non-Voting Participating Preferred Shares are identical in all respects to those of the Common Shares, except for the following:

•	The holders of Non-Voting Participating Preferred Shares are not entitled to vote on any matter at meetings of the shareholders of the Company, except in respect of a class vote applicable only to the Non-Voting Participating Preferred Shares.
•	The Non-Voting Participating Preferred Shares are convertible, at any time, at the holders’ option into Common Shares or Voting Participating Preferred Shares on a one-for-one basis as long as the result of such conversion does not cause the Company to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

There were 35,953,824 Non-Voting Participating Preferred Shares issued and outstanding as at December 31, 2009 and 2008 with a stated value of $424 million.

Director Voting Preferred Shares

The rights, privileges and conditions of the Director Voting Preferred Shares are identical in all respects to those of the Common Shares, except for the following:

•	The holders of Director Voting Preferred Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company at which directors of the Company are to be elected. The holders of the Director Voting Preferred Shares are not entitled to attend meetings of the shareholders of the Company and have no right to vote on any matter other than the election of directors of the Company.
•	The holders of Director Voting Preferred Shares are entitled to receive annual non-cumulative dividends of $10 per share if declared by the Board of Directors of the Company, in priority to the payment of dividends on the Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, but after payment of any accrued dividends on the Senior Preferred Shares.
•	In the event of liquidation, wind-up or dissolution, the holders of Director Voting Preferred Shares are entitled to receive $10 per share in priority to the payment of dividends on the Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, but after payment of any accrued dividends on the Senior Preferred Shares.
•	The Director Voting Preferred Shares are redeemable at the option of the Company, at any time, at a redemption price of $10 per share.

There were 1,000 Director Voting Preferred Shares issued and outstanding as at December 31, 2009 and 2008 with a nominal stated value.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

16. CASH FLOW INFORMATION

	December 31, 2009	December 31, 2008	December 31, 2007
Cash and cash equivalents is comprised of:
Cash	89,679	26,584	32,737
Short term investments, original maturity 90 days or less	64,510	71,955	9,466
	154,189	98,539	42,203
Changes in operating assets and liabilities are comprised of:
Receivables	(2,021)	(3,303)	(4,718)
Other assets	15,693	(34,885)	132,768
Accounts payable and accrued liabilities	7,270	(12,947)	72,380
Income taxes payable	(2,906)	960	(749)
Other liabilities	(10,833)	99,034	5,809
	7,203	48,859	205,490
Non-cash investing and financing activities are comprised of:
Purchase of satellites, property and other equipment	5,026	3,595	4,767
Purchase of concession right	—	1,230	—
Shares issued in exchange of assets contributed	—	—	869,656

17. CAPITAL DISCLOSURES

Telesat Holdings Inc. is a privately held company with registered debt in the United States. The Company’s financial strategy is designed to maintain compliance with its financial covenants under its senior secured credit facility, and to provide adequate returns to its shareholders and other stakeholders. Telesat meets these objectives through its monitoring of its financial covenants and operating results on a quarterly basis.

The Company defines its capital as follows:

	December 31, 2009	December 31, 2008
Shareholders’ equity, excluding accumulated other comprehensive loss	896,886	477,174
Debt financing	3,037,340	3,536,495
Cash and cash equivalents	154,189	98,539

Telesat manages its capital by measuring the financial covenant ratios contained in its senior secured credit agreement (the “credit agreement”), dated October 31, 2007 and which terminates in October 2014. As of December 31, 2009, the Company was subject to three financial covenant compliance tests: a maximum Consolidated Total Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test, a minimum Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio test and a maximum Permitted Capital Expenditure Amount test. Compliance with financial covenants is measured on a quarterly basis, except for the maximum Permitted Capital Expenditure Amount which is only measured at the end of every fiscal year.

As of December 31, 2009, Telesat’s Consolidated Total Debt to Consolidated EBITDA for covenant purposes ratio, for credit agreement compliance purposes, was 5.49:1 (December 31, 2008 — 7.29:1), which was less than the maximum test ratio of 8.25:1. The Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.08:1 (December 31, 2008 —  1.74:1), which was greater than the minimum test ratio of 1.30:1. For the quarter ending March 31, 2010, the Consolidated Total Debt to Consolidated EBITDA for covenant purposes ratio test becomes 8.00:1,

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

17. CAPITAL DISCLOSURES  – (continued)

and the ratio test generally becomes more restrictive over the life of the credit agreement, such that for the period beginning October 1, 2013, the ratio test is a maximum of 5.50:1. For the quarter ending March 31, 2010, the minimum Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio becomes 1.35:1, and the ratio test generally becomes more restrictive over the life of the credit agreement, such that for the quarter ending September 30, 2014, the minimum test ratio is 1.95:1.

The Capital Expenditure Amount, for credit agreement compliance purposes, was $260.6 million (2008 — $263.6 million), which was less than the maximum permitted under the credit agreement. The maximum Permitted Capital Expenditure Amount varies in each fiscal year with the possibility to carry forward or carry back unused amounts based on conditions specified in the credit agreement. Including the permitted carry forward amount, the maximum permitted under the credit agreement for 2009 was $303.3 million.

As part of the on-going monitoring of Telesat’s compliance with its financial covenants, interest rate risk due to variable interest rate debt is managed through the use of interest rate swaps (note 18), and foreign exchange risk exposure arising from principal and interest payments on Telesat’s debt is partially managed through a cross currency basis swap (note 18). In addition, operating expenses are tracked against budget on a monthly basis, and this analysis is reviewed by senior management.

18. FINANCIAL INSTRUMENTS

Fair Value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

At December 31, 2009 and December 31, 2008, the current and long term portions of the fair value of the Company’s derivative assets and liabilities and the fair value methodologies used to calculate those values were as follows:

	December 31, 2009	December 31, 2008
Short term derivative assets	—	10,805
Long term derivative assets	—	8,797
Short term derivative liabilities	(6,456)	—
Long term derivative liabilities	(178,830)	(82,255)
	(185,286)	(62,653)
Fair value methodology:
Net position determined using actively quoted prices (level 1)	—	—
Net position determined using observable data or market corroboration (level 2)	185,286	62,653
Net position determined using extrapolated data (level 3)	—	—
	(185,286)	(62,653)

Level 1 Quoted prices in active markets for identical assets or liabilities.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. FINANCIAL INSTRUMENTS  – (continued)

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. For Telesat, this category includes forward foreign exchange contracts, the credit basis swap and interest rate swaps.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expense that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts for cash and cash equivalents, short term investments, trade receivables, promissory notes receivable, other current liabilities and accounts payable and accrued liabilities, approximate fair market value due to the short maturity of these instruments. At December 31, 2009 the fair value of the debt financing is equal to the market value derived from transactions and quotations from third parties excluding financing charges considering market interest rates.

The carrying amounts and fair values of financial instruments were as follows as at:

	Carrying Value
December 31, 2009	HFT	AFS	Loans & Receivables	Total	Fair Value
Financial assets
Cash and cash equivalents	154,189	—	—	154,189	154,189
Accounts and notes receivable	—	—	70,203	70,203	70,203
Other assets	6,970	474	5,351	12,795	12,795
	161,159	474	75,554	237,187	237,187

	Carrying Value
December 31, 2009	HFT	Other	Total	Fair Value
Financial liabilities
Accounts payable and accrued liabilities	—	43,413	43,413	43,413
Debt	—	3,037,340	3,037,340	3,104,151
Derivative financial instruments	185,286	—	185,286	185,286
Other liabilities	—	291,412	291,412	322,187
	185,286	3,372,165	3,557,451	3,655,037

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. FINANCIAL INSTRUMENTS  – (continued)

	Carrying Value
December 31, 2008	HFT	AFS	Loans & Receivables	Total	Fair Value
Financial assets
Cash and cash equivalents	98,539	—	—	98,539	98,539
Accounts and notes receivable	—	—	61,933	61,933	61,933
Derivative financial instruments	19,602	—	—	19,602	19,602
Other assets	14,936	637	2,202	17,775	17,775
	133,077	637	64,135	197,849	197,849

	Carrying Value
December 31, 2008	HFT	Other	Total	Fair Value
Financial liabilities
Accounts payable and accrued liabilities	—	44,455	44,455	44,455
Debt	—	3,536,237	3,536,237	2,371,014
Derivative financial instruments	82,255	—	82,255	82,255
Other liabilities	—	291,770	291,770	195,371
	82,255	3,872,462	3,954,717	2,693,095

(1)	Included in cash and cash equivalents are $62.9 million (2008 — $72.0 million) in short term investments classified as level 2 in the fair value hierarchy.

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at the balance sheet date of December 31, 2009.

Measurement of Risks

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At December 31, 2009, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $237.2 million (December 31, 2008 — $197.8 million) as listed above. Cash and cash equivalents and short term investments are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade US dollar and Canadian dollar denominated investments.

It is expected that the counterparties to our financial assets will be able to meet their obligations as they are institutions with strong credit ratings. Telesat regularly monitors the credit risk and credit exposure.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. FINANCIAL INSTRUMENTS  – (continued)

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to accounts receivable. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Telesat’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As a result, Telesat considers the credit quality of its North American customers to be high; however due to the additional complexities of collecting from its International customers the Company considers the credit quality of its International customers to be lower than the North American customers. At December 31, 2009, North American and International customers made up 39% and 61% of the outstanding trade receivable balance, respectively. Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at December 31, 2009 was $8.7 million (2008 — $5.4 million). A reconciliation of the allowance for doubtful accounts is as follows:

Allowance for Doubtful Accounts	2009	2008
Balance at January 1	5.4	4.3
Provision for receivables impairment	4.1	1.6
Receivables written off during the period as uncollectible	(0.8)	(0.5)
Balance at December 31	8.7	5.4

Foreign Exchange Risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the US dollar denominated debt financing. At December 31, 2009, approximately $2,852 million of the $3,037 million total debt financing (note 13) was US dollar denominated.

The Company has entered into a cross currency basis swap to economically hedge the foreign currency risk on a portion of its US dollar denominated debt. At December 31, 2009, the Company had a cross currency basis swap of $1,200 million (2008 — $1,212 million) which requires the Company to pay Canadian dollars to receive US $1,033 million (2008 — US $1,043 million). At December 31, 2009, the fair value of this derivative contract was a liability of $137.1 million (2008 — asset of $8.8 million). Any non-cash gain/loss will remain unrealized until the contract is settled. This contract is due on October 31, 2014.

Telesat uses forward contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites. At December 31, 2009, the Company had one outstanding foreign exchange contract which will require the Company to pay $21.5 million Canadian dollars (2008 — $61.0 million) to receive US $20.0 million (2008 — US$58.7 million) for future capital expenditures and interest payments. At December 31, 2009, the fair value of this derivative contract was a liability of $0.4 million (December 31, 2008 — asset of $10.8 million). Any non-cash gain/loss will remain unrealized until the contract is settled. This forward contract matured on January 15, 2010.

The Company’s main currency exposures as at December 31, 2009 lie in its US dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

As at December 31, 2009, a 5 percent increase (decrease) in the Canadian dollar against the US dollar would have increased (decreased) the Company’s net earnings by approximately $158.3 million and increased (decreased) other comprehensive income by $1.7 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. FINANCIAL INSTRUMENTS  – (continued)

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest Telesat is required to pay. Telesat uses interest rate swaps to economically hedge the interest rate risk related to variable rate debt financing.

On November 30, 2007, we entered into a series of five interest rate swaps to fix interest rates on US$600 million of U.S. dollar denominated debt and $630 million of Canadian dollar denominated debt for an average term of 3.2 years. On August 25, 2009, we entered into delayed-start interest rate swaps related to the $630 million of Canadian dollar denominated debt to extend their maturities to October 31, 2014. On October 1, 2009, we entered into a delayed-start interest rate swap for an additional CAD$300 million to fix the interest rate on Canadian dollar denominated debt from January 2011 to October 2014. As of December 31, 2009, the fair value of these derivative contracts was a liability of $47.8 million. This non-cash loss will remain unrealized until the contracts are settled. These contracts mature on various dates between January 31, 2010 and October 31, 2014.

If the interest rates on the unhedged variable rate debt change by 0.25% this would result in a change in the net earnings of approximately $2.6 million for the year ended December 31, 2009.

Liquidity Risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following are the contractual maturities of financial liabilities as at December 31, 2009:

In millions of Canadian Dollars	Carrying Amount	Contractual Cash Flows	2010	2011	2012	2013	2014	After 2014
Accounts payable and accrued liabilities	43,413	43,413	43,413	—	—	—	—	—
Customer and other deposits	5,297	5,297	3,040	2,257	—	—	—	—
Other liabilities	144,680	144,680	42,601	42,013	4,088	4,338	4,682	46,958
Derivative financial instruments	185,286	185,286	6,456	39,102	—	—	139,728	—
Long term debt	3,037,340	3,110,396	35,063	110,065	100,063	20,064	1,886,729	958,412
	3,416,016	3,489,072	130,573	193,437	104,151	24,402	2,031,139	1,005,370

19. STOCK-BASED COMPENSATION PLANS

BCE stock options

There were no outstanding options at December 31, 2009 under the BCE stock option programs. All previously outstanding options expired on April 30, 2008.

Telesat Holdings Stock Options

On September 19, 2008, Telesat adopted a stock incentive plan for certain key employees of the Company and its subsidiaries. The plan provides for the grant of up to 8,824,646 options to purchase non-voting participating preferred shares of Telesat Holdings Inc., convertible into common shares.

Two different types of stock options can be granted under the plan: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five year period by 20% increments on each October 31st starting in 2008. The vesting amount is prorated for optionees whose employment with the Company or its subsidiaries started after October 31, 2007. The

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

19. STOCK-BASED COMPENSATION PLANS  – (continued)

performance-vesting options become vested and exercisable over a five year period starting March 31, 2009, provided that the Company has achieved or exceeded an annual or cumulative target consolidated EBITDA established and communicated on the grant date by the Board of Directors.

The exercise periods of the share options expire ten years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the Board of Directors on the grant date, and the fair market value of a non-voting participating preferred share on the grant date.

	Time Vesting Option Plan		Performance Vesting Option Plan
	Number of Options	Weighted- Average Exercise Price ($)	Number of Options	Weighted- Average Exercise Price ($)
Outstanding, January 1, 2009	6,846,035	11.07	894,441	11.07
Granted	608,283	11.07	743,457	11.07
Exercised	—	—	—	—
Forfeited	(150,613)	11.07	(184,084)	11.07
Expired	—	—	—	—
Outstanding December 31, 2009	7,303,705	11.07	1,453,814	11.07
Options exercisable at December 31, 2009	2,740,969		162,091

	Options Outstanding		Options Exercisable
At December 31, 2008	Number	Weighted- Average Remaining Life	Number
Exercise price $11.07	7,740,476	9 years	1,538,623

The assumptions used to determine the stock-based compensation expense under the Black-Scholes option pricing model were as follows:

	December 31, 2009	December 31, 2008
Compensation cost (credited to contributed surplus)	5,649	5,448
Number of stock options granted	1,351,740	7,740,476
Weighted-average fair value per option granted ($)	4.76	8.52
Weighted average assumptions:
Dividend yield	—%	—%
Expected volatility	30.0%	31.5%
Risk-free interest rate	2.98%	3.78%
Expected life (years)	10	10

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

20. EMPLOYEE BENEFIT PLANS

Telesat Canada

The Company’s funding policy is to make contributions to its pension funds based on various actuarial cost methods as permitted by pension regulatory bodies. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equity securities, fixed income instruments and short-term investments.

Skynet Satellite Corporation

The Company provides certain health care and life insurance benefits for retired employees of the legacy Skynet companies and their dependents. Participants are eligible for these benefits generally when they retire from active service and meet the eligibility requirements for the pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.

The changes in the benefit obligations and in the fair value of assets and the funded status of the defined benefit plans were as follows:

	Telesat Canada		Skynet	Total
	Pension	Other	Other
Pension and other benefits	December 31, 2009
Change in benefit obligations
Benefit obligation, January 1, 2009	126,754	12,527	8,725	148,006
Current service cost	1,963	260	—	2,223
Interest cost	9,470	936	508	10,914
Actuarial (gains) losses	23,975	2,167	(1,759)	24,383
Benefit payments	(11,899)	(633)	(320)	(12,852)
Employee contributions	1,714	—	21	1,735
Benefit obligation, December 31, 2009	151,977	15,257	7,175	174,409

	Telesat Canada		Skynet	Total
	Pension	Other	Other
Pension and other benefits	December 31, 2009
Change in fair value of plan assets
Fair value of plan assets, January 1, 2009	138,293	—	—	138,293
Return on plan assets	20,692	—	—	20,692
Benefit payments	(11,899)	(633)	(320)	(12,852)
Employee contributions	1,714	—	21	1,735
Employer contributions	1,946	633	299	2,878
Fair value of plan assets, December 31, 2009	150,746	—	—	150,746
Funded status
Plan surplus (deficit)	(1,231)	(15,257)	(7,176)	(23,664)
Unamortized net actuarial (gain) loss	15,430	(1,394)	—	14,036
Accrued benefit asset (liability)	14,199	(16,651)	(7,176)	(9,628)

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

20. EMPLOYEE BENEFIT PLANS  – (continued)

	Telesat Canada		Skynet	Total
	Pension	Other	Other
Pension and other benefits	December 31, 2008
Change in benefit obligations
Benefit obligation, January 1, 2008	163,546	16,224	8,089	187,859
Current service cost	3,926	433	—	4,359
Interest cost	9,271	862	883	11,016
Actuarial (gains) losses	(40,426)	(4,396)	(129)	(44,951)
Benefit payments	(10,884)	(596)	(155)	(11,635)
Employee contributions	1,321	—	37	1,358
Benefit obligation, December 31, 2008	126,754	12,527	8,725	148,006

	Telesat Canada		Skynet	Total
	Pension	Other	Other
Pension and other benefits	December 31, 2008
Change in fair value of plan assets
Fair value of plan assets, January 1, 2008	173,457	—	—	173,457
Return on plan assets	(29,811)	—	—	(29,811)
Benefit payments	(10,884)	(596)	(155)	(11,635)
Employee contributions	1,321	—	37	1,358
Employer contributions	4,210	596	118	4,924
Fair value of plan assets, December 31, 2008	138,293	—	—	138,293
Funded status
Plan surplus (deficit)	11,539	(12,527)	(8,725)	(9,713)
Unamortized net actuarial (gain) loss	2,071	(3,705)	—	(1,634)
Accrued benefit asset (liability)	13,610	(16,232)	(8,725)	(11,347)

The fair value of the Telesat Canada plan assets consists of the following asset categories:

	December 31, 2009	December 31, 2008
Equity securities	60%	59%
Fixed income instruments	37%	39%
Short-term investments	3%	2%
Total	100%	100%

Plan assets are valued as at the measurement date of December 31 each year.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

20. EMPLOYEE BENEFIT PLANS  – (continued)

The significant weighted-average assumptions adopted in measuring Telesat Canada’s pension and other benefit obligations and Skynet’s other benefit obligations were as follows:

	Telesat Canada		Skynet	Telesat Canada		Skynet
	Pension	Other	Other	Pension	Other	Other
	December 31, 2009			December 31, 2008
Accrued benefit obligation
Discount rate	7.5%	7.5%	6.0%	7.5%	7.5%	6.5%
Rate of compensation increase	3.5%	3.5%	—	3.5%	3.5%	4.3%
Benefit costs for the periods ended
Discount rate	6.4%	6.4%	6.0%	5.5%	5.5%	6.5%
Expected long-term rate of return on plan assets	7.5%	—	—	7.5%	—	—
Rate of compensation increase	3.5%	3.5%	—	3.5%	3.5%	4.3%

For the Telesat Canada plans, for measurement purposes, a 10.5% (drugs)/4.5% (other) annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend) was assumed for 2009. The drug rate is assumed to gradually decrease to 4.5% by 2014 and remain at that level thereafter. For the Skynet plan, actuarial assumptions to determine the benefit obligation for other benefits as of December 31, 2009, used a health care cost trend rate of 9.5% decreasing gradually to 5% by 2018. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

The net benefit expense included the following components:

	Successor Entity
	Telesat Canada		Skynet	Total	Telesat Canada		Skynet	Total
	Pension	Other	Other		Pension	Other	Other
	Year Ended December 31, 2009				Year Ended December 31, 2008
Current service cost	1,963	260	—	2,223	3,926	433	—	4,359
Interest cost	9,470	935	508	10,913	9,271	862	883	11,016
Expected return on plan assets	(10,011)	—	—	(10,011)	(12,686)	—	—	(12,686)
Amortization	(65)	(144)	—	(209)	—	—	—	—
Net benefit expense	1,357	1,051	508	2,916	511	1,295	883	2,689

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

20. EMPLOYEE BENEFIT PLANS  – (continued)

	Successor Entity				Predecessor Entity
	Telesat Canada		Skynet		Telesat Canada
	For the Period October 31 to December 31, 2007				For the Period January 1 to October 30, 2007
	Pension	Other	Other	Total	Pension	Other	Total
Current service cost	774	79	—	853	3,612	396	4,008
Interest cost	1,513	146	—	1,659	7,149	681	7,830
Expected return on plan assets	(2,206)	—	—	(2,206)	(10,610)	—	(10,610)
Amortization of past service cost	—	—	—	—	—	—	—
Amortization of net actuarial loss	—	—	—	—	34	—	34
Amortization of transitional (asset) obligation	—	—	—	—	(1,288)	515	(773)
Additional expense	—	—	—	—	169	—	169
Net benefit expense (income)	81	225	—	306	(934)	1,592	658

Sensitivity of assumptions

The impact of a hypothetical 1% change in the health care cost trend rate on the other post-retirement benefit obligation and the aggregate of service and interest cost would have been as follows:

	Benefit obligation	Aggregate of service and interest cost
As reported	22,433	1,703
Impact of increase of 1% point	1,938	166
Impact of decrease of 1% point	(1,700)	(140)

The above sensitivities are hypothetical and should be used with caution. Changes in amounts based on a 1% point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

21. COMMITMENTS AND CONTINGENT LIABILITIES

Off balance sheet commitments include operating leases, commitments for future capital expenditures and other future purchases.

Off balance sheet commitments	2010	2011	2012	2013	2014	Thereafter	Total
Operating leases	27,100	22,875	17,962	16,493	14,910	46,564	145,904
Purchase commitments – Satellite programs	157,925	107,233	15,412	386	416	7,930	289,302
Purchase commitments – Earth programs	2,385	—	—	—	—	—	2,385
Purchase commitments – Other programs	3,686	—	—	—	—	—	3,686
Total off balance sheet commitments	191,096	130,108	33,374	16,879	15,326	54,494	441,277

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

21. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

Certain of the Company’s satellite transponders, offices, warehouses, earth stations, vehicles, and office equipment are leased under various terms. The aggregate lease expense for the year ended December 31, 2009, and the year ended December 31, 2008 was $34.5 million, and $21.0 million respectively. The expiry terms range from January 2010 to July 2024.

Telesat has entered into contracts for the construction and launch of Telstar 14R (targeted for launch in 2011), and Nimiq 6 (targeted for launch in 2012). The total outstanding commitments at December 31, 2009 are in US dollars.

Telesat has non-satellite purchase commitments with various suppliers. The total outstanding commitments at December 31, 2009 are in US dollars.

Telesat has agreements with various customers for prepaid revenues on several satellites which take effect on final acceptance of the spacecraft. Telesat is responsible for operating and controlling these satellites. Deposits of $358.4 million (2008 — $341.3 million), refundable under certain circumstances, are reflected in other liabilities, both current and long-term.

In the normal course of business, Telesat has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require Telesat to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties.

Certain indemnification undertakings can extend for an unlimited period and may not provide for any limit on the maximum potential amount, although certain agreements do contain specified maximum potential exposure representing a cumulative amount of approximately $4.5 million (2008 — $20.7 million). The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount Telesat could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, Telesat has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007. Likewise, Telesat will indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007.

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite and reduced its operational life. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. Telesat Canada continues to seek recovery of an additional approximately $18 million, as noted below. In November 2006, Telesat Canada commenced arbitration proceedings against Boeing. A portion of its claim was in respect of the subrogated rights of its insurers. Telesat Canada is alleging in this proceeding that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. The arbitration tribunal has been constituted and Telesat Canada has filed its Statement of Claim seeking approximately $331 million plus costs and post-award interest. Boeing has responded by alleging that Telesat Canada failed to obtain what it asserts to be contractually required waivers of subrogation rights such that, if Telesat Canada is successful in obtaining an award which includes an amount in respect of the subrogated rights of the insurers, Boeing is entitled to off-setting damages in that amount. This amount is alleged to be as

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

21. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

much as approximately US$182 million. Boeing also asserts that Telesat Canada owes Boeing performance incentive payments pursuant to the terms of the satellite construction contract in the amount of approximately US$5.5 million. It is anticipated that Telesat Canada and Boeing will exchange further submissions and evidence and a hearing will take place during late 2010 or 2011. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claims and defend its position that no liability is owed Boeing in connection with the dispute and that, in the circumstances of this case, it was not contractually required to obtain waivers of the subrogation rights at issue.

Telesat Canada filed a claim with its insurers on December 19, 2002 for Anik F1 as a constructive total loss under its insurance policies for losses suffered as a result of the power loss on the satellite. In March 2004, Telesat reached a settlement agreement with its insurers pursuant to which the insurers made an initial payment in 2004 of US$136.2 million, with potential additional payments to be made according to the amount of degradation of the power on Anik F1 through 2007. In December 2005, a number of insurers elected to pay a discounted amount, equal to US$26.2 million, of the proceeds potentially due in 2007. In October 2007, Telesat submitted final claims to its insurers for approximately US$20 million as a result of the continued power degradation. In January 2008, those insurers disputed Telesat’s determination of the available power, contending that the final payment should be approximately US$2.7 million. During 2008, one insurer paid Telesat approximately US$2.0 million in full settlement of its share of Telesat’s claim, such that the amount in dispute now totals approximately US$18 million. Telesat advised the insurers of its intention to proceed with arbitration of the dispute, and on July 30, 2009, Telesat served its Claim in accordance with the procedural rules governing the arbitration. The insurers served their Statement of Defense on October 16, 2009. No date for a hearing has yet been set, but it is not anticipated to commence prior to the first quarter of 2011. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claim.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

22. RELATED PARTY TRANSACTIONS

Related parties include PSP and Loral, the common shareholders, together with their subsidiaries and affiliates.

The following transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The related party transactions as at and for the period ended December 31, 2009 and 2008 were between Telesat and Loral, and subsidiaries and affiliates of Loral.

	Successor Entity			Predecessor Entity
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
Service revenues	6,360	3,560	440	139,706
Operations and administration expenses	8,480	6,295	825	5,340
Capital expenditures – satellites	97,815	83,203	12,318	—

The balances with related parties are as follows:

	December 31, 2009	December 31, 2008
Receivables at end of period	3,480	3,200
Payables at end of period	8,567	13,770
Long term liabilities	8,068	—
Note and interest payable at end of period	12,210	7,380

23. COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation, the most significant of which was to reclassify certain liabilities of $4.3 million from Accounts payable and accrued liabilities to Other current liabilities. This was not a material change to the financial statements since it was a reclassification within Total current liabilities.

24. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

Telesat has prepared these consolidated financial statements according to Canadian GAAP. The following tables are a reconciliation of differences relating to the statement of (loss) earnings and total shareholder’s equity reported according to Canadian GAAP and United States GAAP (“U.S. GAAP”).

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP  – (continued)

Reconciliation of Net (Loss) Earnings

	Successor Entity			Predecessor Entity
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
Canadian GAAP – Net earnings (loss)	414,063	(822,401)	(4,051)	81,742
(Losses) gains on embedded derivatives(a)	(35,480)	20,118	774	(5,051)
Losses on derivatives designated as cash flow hedges under Canadian GAAP(a)	—	—	—	(10,361)
Sales type lease – operating lease for U.S. GAAP(b)	1,514	18,808	2,748	(23,617)
Capital lease – operating lease for U.S. GAAP(b)	(1,567)	(7,584)	(78)	9,436
Lease amendments(c)	719	(1,233)	—	—
Dividends on senior preferred shares(d)	13,540	9,855	1,695	—
Tax effect of above adjustments(e)	10,510	(8,761)	275	9,606
Uncertainty in income taxes(f)	(8,053)	(6,875)	(2,648)	3,234
U.S. GAAP – Net earnings (loss)	395,246	(798,073)	(1,285)	64,989
Other comprehensive (loss) earnings items:
Change in currency translation adjustment	214	(7,143)	(599)	1,715
Loss on derivatives designated as cash flow hedges(a)	—	—	—	(7,168)
Net actuarial plans cost(g)
Net actuarial losses	(9,373)	(1,169)	—	(314)
Net transitional assets	—	—	—	(525)
U.S. GAAP – Comprehensive earnings (loss)	386,087	(806,385)	(1,884)	58,697

Accumulated Other Comprehensive Loss

	Successor Entity			Predecessor Entity
	Year Ended December 31, 2009	Year Ended December 31, 2008	For the Period October 31 to December 31, 2007	For the Period January 1 to October 30, 2007
Cumulative translation adjustment, net of tax	(7,528)	(7,742)	(599)	(568)
Loss on derivatives designated as cash flow hedges(a)	—	—	—	(7,168)
Net benefit plans cost(g)
Net actuarial losses	(10,541)	(1,169)	—	(7,448)
Net transitional assets	—	—	—	3,980
Accumulated other comprehensive loss	(18,069)	(8,911)	(599)	(11,204)

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP  – (continued)

Reconciliation of Total Shareholders’ Equity

	December 31, 2009	December 31, 2008
Canadian GAAP	889,464	469,432
Adjustments
Gains on embedded derivatives(a)	(14,588)	20,892
Net actuarial losses(g)	(10,541)	(1,169)
Sales type lease – operating lease for U.S. GAAP(b)	23,070	21,556
Capital lease – operating lease for U.S. GAAP(b)	(9,229)	(7,662)
Lease amendment(c)	(619)	(1,233)
Tax effect of above adjustments(e)	2,024	(8,486)
Uncertainty in income taxes(f)	(17,576)	(9,523)
U.S. GAAP	862,005	483,807

Description of United States GAAP adjustments:

(a)	Derivatives and embedded derivatives

Embedded derivatives
The accounting for derivative instruments and hedging activities under Canadian GAAP is now substantially harmonized with U.S. GAAP, with the exception of the accounting for certain embedded derivatives. Under U.S. GAAP an embedded foreign currency derivative in a host contract that is not a financial instrument must be separated and recorded on the balance sheet unless the currency in which payments are to be paid or received is: i) either the functional currency of either party to the contract or ii) the currency that the price of the related good or service is routinely denominated in commercial transactions around the world (typically referring to a traded commodity). The same applies to an embedded foreign currency derivative in a host contract under Canadian GAAP except that the entity has the option, as a matter of accounting policy, to account for the embedded foreign currency derivative in a host contract as a single instrument providing certain criteria are met. One of these criteria is that the payments to be paid or received are in a currency that is commonly used in contracts to purchase or sell such non-financial items in the economic environment in which the transaction takes place. This option under Canadian GAAP results in embedded derivatives that must be recorded separately under U.S. GAAP to not have to be separately recorded and disclosed under Canadian GAAP. The additional option loosens the more stringent U.S. GAAP requirement that the currency be one in which such commercial transactions are denominated around the world to be one that is commonly used in the economic environment in which the transaction takes place.

In accordance with U.S. GAAP, all derivative instruments embedded in contracts are recorded on the balance sheet at fair value. The Company denominates many of its long-term international purchase contracts in U.S. dollars resulting in embedded derivatives. This exposure to the U.S. dollar is partially offset by revenue contracts that are also denominated in U.S. dollars. For Canadian GAAP, the Company has elected to account for such contracts as single instruments (as explained above), resulting in a U.S. GAAP reconciling item. At December 31, 2009, the estimated fair value of assets resulting from embedded derivatives is $20.0 million (December 31, 2008 — $55.4 million), while the year to date loss is $35.5 million (2008 — gain of $20.1 million).

Derivatives
In 2007, the Company hedged a portion of its exposure to foreign exchange. Upon the adoption of the Canadian GAAP standards for hedging activities on January 1, 2007, the Company elected to designate the forward contracts as hedging instruments for both Canadian and U.S. GAAP purposes. Accordingly, the changes in fair value of derivatives designated as cash flow hedges were

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP  – (continued)

recognized in other comprehensive income. Changes in fair value of derivatives that were not designated as cash flow hedges prior to adoption of the Canadian GAAP standards are recognized in net earnings. Effective October 31, 2007, hedge accounting was discontinued.

(b)	Sales-type and capital leases

Under U.S. GAAP, if the beginning of a lease term falls within the last 25% of a leased asset’s total estimated economic life; then it can only be classified as a capital lease if the lease transfers ownership at the end of the lease term or there is a bargain purchase option. This exception does not exist under Canadian GAAP, therefore certain leases are reported as a capital lease and sales-type lease respectively under Canadian GAAP, and as operating leases for U.S. GAAP as the limited capital lease criteria were not met.

(c)	Lease amendments

Under Canadian GAAP, when amendments to the provisions of a capital lease agreement result in a change in lease classification from a capital lease to an operating lease, the gain or loss that results from removing the capital lease from the balance sheet is immediately recognized in the statement of earnings. Under U.S. GAAP, if removing the capital lease from the balance sheet results in a gain or loss it is recognized over the remaining term of the lease. Therefore, an adjustment has been made to defer the gain that has been recognized under Canadian GAAP.

(d)	Senior preferred shares

In accordance with U.S. GAAP, the senior preferred shares are classified outside of permanent equity as they are redeemable at the option of the holder. These senior preferred shares are classified as liabilities under Canadian GAAP. This results in a U.S. GAAP reconciling item to reflect the different classification. As a result of this change in classification, the amounts are treated as dividends for U.S. GAAP and interest expense for Canadian GAAP.

(e)	Income taxes

The income tax adjustment reflects the impact the U.S. GAAP adjustments described above have on income taxes. Included in the figures presented in the table above is the effect of tax rate changes applied to the accumulated gains and losses on embedded derivatives and to certain lease transactions classified as operating leases as discussed above. The impact on the statement of operations of the tax rate changes for the year ended December 31, 2009 was a recovery of $1.8 million (2008 —  expense of $0.6 million; the two month period ended December 31, 2007 — recovery of $1.3 million; the ten month period ended October 30, 2007 — recovery of $0.2 million).

(f)	Uncertainty in income taxes

Effective January 1, 2007 the Company adopted the recognition requirements of the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109. FIN 48, which has been primarily codified into FASB Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense. An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement. Under Canadian GAAP, significant differences may arise as Telesat recognizes and measures income tax positions, based on the best estimate of the amount that is more likely than not of being realized.

(g)	Net benefit plans cost

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP  – (continued)

Effective December 31, 2006, the Company adopted the recognition requirements of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, on a prospective basis. SFAS No. 158 has been primarily codified into ASC 715, Compensation.

This standard requires that the Company recognize the funded status of benefit plans on the balance sheet as well as recognize as a component of other comprehensive income, net of tax, the actuarial losses and transitional asset and obligation. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

At December 31, 2009, the balance sheet was adjusted such that actuarial losses and the transitional asset and obligation that have not yet been included in net benefit plans cost at December 31, 2009 were recognized as components of accumulated other comprehensive loss, net of tax. The adjustment at December 31, 2009 resulted in an increase of $9.4 million in accumulated other comprehensive loss, net of tax of $3.0 million (December 31, 2008 — an increase of $1.2 million in accumulated other comprehensive loss, net of tax of $0.4 million).

Transaction costs on long-term debt

Under Canadian GAAP, transaction costs of $73.1 million (December 31, 2008 – $83.6 million) related to the issuance of long-term debt are netted against the long-term debt. Under U.S. GAAP these costs are recognized as deferred charges. This results in a U.S. GAAP reconciling item to reflect the different classification on the balance sheet.

Reporting disposal gains or losses of long-lived assets

Under Canadian GAAP, gains or losses on disposal of long-lived assets were included in Other expense (income). Under U.S. GAAP a gain or loss recognized on the sale of a long-lived asset shall be included in income from operations, which would result in an increase of earnings from operations and a decrease in non-operating earnings of $33.4 million for the year ended December 31, 2009 (2008 — an increase of $0.2 million; the two month period ended December 31, 2007 — nominal; the ten month period ended October 30, 2007 — a decrease of $0.1 million).

Statement of cash flows

There are no material differences in the consolidated statement of cash flows under U.S. GAAP other than the impact of the items identified above.

Recent Accounting Pronouncements

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which was primarily codified into ASC Topic 105, Generally Accepted Accounting Standards and supersedes SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, which was issued in May 2008. ASC Topic 105 has become the single source of authoritative non governmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. This standard reorganizes the U.S. GAAP pronouncements into accounting topics and displays them using a consistent structure. ASC Topic 105 impacts the Company’s financial statements and related disclosures as all references to authoritative accounting literature reflect the newly adopted codification. This standard applies to the Company’s consolidated financial statements for the fiscal year ended December 31, 2009.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP  – (continued)

In December 2007, the FASB issued SFAS 141(R), Business Combinations, which broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141(R) expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. It requires the acquirer to recognize as an adjustment to income tax expense changes in the valuation allowance for acquired deferred assets. SFAS 141(R), which was primarily codified into FASB ASC Topic 805, Business Combinations, became effective for the Company on January 1, 2009 and did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which was primarily codified into FASB ASC Topic 810, Consolidation. SFAS 160 requires that a non-controlling interest in a subsidiary be reported as equity and the amount of consolidated net earnings specifically attributable to the non-controlling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any non-controlling equity investment retained in a deconsolidation. SFAS is effective for the Company on January 1, 2009. The adoption of this FSP did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, which requires specific disclosures regarding the location and amounts of derivative instruments in the financial statements; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect financial position, financial performance and cash flows. SFAS 161, which was primarily codified into FASB ASC Topic 815, Derivatives and Hedging, became effective for the Company on January 1, 2009 and did not have a material impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. It is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3, which was primarily codified into FASB ASC Topic 350, Intangibles — Goodwill and Other, became effective for the Company on January 1, 2009 and did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which clarifies and amends SFAS 141, Business Combinations, to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS 141(R)-1, which was primarily codified into ASC 805, Business Combinations, applied to the Company’s consolidated financial statements for the fiscal year ended December 31, 2009, and did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS 165, Subsequent Events, which was primarily codified into FASB ASC Topic 855, Subsequent Events. SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, depending on the Company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. SFAS 165 has been applied for the fiscal year ended December 31, 2009 and did not have a material impact on the Company’s consolidated financial statements.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP  – (continued)

In June 2009, the FASB issued ASU 2009-16, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140, which was primarily codified into FASB ASC Topic 860, Transfers and Servicing. ASU 2009-16 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS 166 will be effective for the Company’s interim and annual reporting beginning January 1, 2010. ASU 2009-16 is not expected to have any impact on the Company’s consolidated financial statements.

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 11.0% Senior notes and the 12.5% Senior subordinated notes were co-issued by Telesat LLC and Telesat Canada (the “Issuers”), which are 100% owned subsidiaries of Telesat Holdings, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat Holdings and certain of its subsidiaries.

The condensed consolidating financial information below for the year ended December 31, 2009 and the year ended December 31, 2008 is presented pursuant to Article 3-10(d) of Regulation S-X. The information presented consists of the operations of Telesat Holdings. Telesat Holdings primarily holds investments in subsidiaries and equity. Telesat LLC is a financing subsidiary that has no assets, liabilities or operations.

The condensed consolidating financial information reflects the investments of Telesat Holdings in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheet
As of December 31, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	—	—	137,623	14,232	2,334	—	154,189
Accounts receivable	—	—	51,447	15,591	3,165	—	70,203
Current future tax asset	—	—	1,703	350	131	—	2,184
Intercompany receivable	—	—	249,103	150,490	120,038	(519,631)	—
Other current assets	—	—	13,758	8,234	7.026	—	29,018
Total current assets	—	—	453,634	188,897	132,694	(519,631)	255,594
Satellites, property, and other equipment, net	—	—	1,446,613	457,595	21,982	—	1,926,190
Other long-term assets	—	—	34,101	6,249	660	—	41,010
Intangible assets, net	—	—	492,435	17,854	386	—	510,675
Investment in affiliates	1,055,989	—	1,339,308	1,477,582	261	(3,873,140)	—
Goodwill	—	—	2,005,842	343,876	96.885	—	2,446,603
Total assets	1,055,989	—	5,771,933	2,492,053	252,868	(4,392,771)	5,180,072
Liabilities
Current liabilities
Accounts payable and accrued liabilities	—	—	32,059	6,798	4,556	—	43,413
Other current liabilities	—	—	121,140	2,397	4,167	—	127,704
Intercompany payable	—	—	108,139	411,285	—	(519,424)	—
Debt due within one year	—	—	23,601	1	—	—	23,602
Total current liabilities	—	—	284,939	420,481	8,723	(519,424)	194,719
Debt financing	—	—	3,013,738	—	—	—	3,013,738
Future tax liability	—	—	262,913	86	6,194	—	269,193
Other long-term liabilities	25,090	—	611,776	16,370	18,495	(208)	671,523
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	166,525	—	4,173,366	436,937	33,412	(519,632)	4,290,608
Shareholders' equity
Common shares	756,414	—	2,320,730	1,896,596	104,434	(4,321,760)	756,414
Preferred shares	541,764	—	—	—	—	—	541,764
Accumulated deficit	(412,389)	—	(794,300)	230,623	111,380	452,297	(412,389)
Accumulated other comprehensive loss	(7,422)	—	63	(11,028)	3,544	7,421	(7,422)
Contributed surplus	11,097	—	72,074	(61,075)	98	(11,097)	11,097
Total shareholders' equity	889,464	—	1,598,567	2,055,116	219,456	(3,873,139)	889,464
Total liabilities and shareholders' equity	1,055,989	—	5,771,933	2,492,053	252,868	(4,392,771)	5,180,072
Reconciliation to US GAAP of total shareholders' equity is as follows:
Canadian GAAP	889,464	—	1,598,567	2,055,116	219,456	(3,873,139)	889,464
Income (loss) from equity investments	(27,459)	—	(372)	(372)	—	28,203	—
Gains (losses) on embedded derivatives	—	—	(14,588)	—	—	—	(14,588)
Net actuarial losses	—	—	(10,541)	—	—	—	(10,541)
Sales type lease – operating lease for U.S. GAAP	—	—	23,070	—	—	—	23,070
Capital lease – operating lease for U.S. GAAP	—	—	(9,229)	—	—	—	(9,229)
Lease amendments	—	—	—	—	(619)	—	(619)
Tax effect of above adjustments	—	—	1,777	—	247	—	2,024
Uncertainty in income taxes	—	—	(17,576)	—	—	—	(17,576)
US GAAP	862,005	—	1,571,108	2,054,744	219,084	(3,844,936)	862,005

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Earnings (Loss)
For the Year Ended December 31, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	704,397	78,559	46,216	(62,034)	767,138
Equipment sales revenues	—	—	6,696	13,570	—	(206)	20,060
Operating revenues	—	—	711,093	92,129	46,216	(62,240)	787,198
Amortization	—	—	198,676	47,055	11,136	—	256,867
Operations and administration	—	—	176,085	80,554	28,004	(64,953)	219,690
Cost of equipment sales	—	—	5,828	10,552	—	—	16,380
Total operating expenses	—	—	380,589	138,161	39,140	(64,953)	492,937
Earnings from operations	—	—	330,504	(46,032)	7,076	2,713	294,261
Income (loss) from equity investments	427,603	—	(3,153)	(5,047)	—	(419,403)	—
Interest expense	(13,540)	—	(256,458)	(1,318)	(2,252)	—	(273,568)
(Loss) gain on financial instruments	—	—	(134,402)	—	—	—	(134,402)
Gain (loss) on foreign exchange	—	—	488,003	29,869	(17,010)	—	500,862
Other (expense) income	—	—	8,192	1,321	25,059	(2,713)	31,859
(Loss) earnings before income taxes	414,063	—	432,686	(21,207)	12,873	(419,403)	419,012
Income tax (expense) recovery	—	—	(5,083)	(1,458)	1,592	—	(4,949)
Net (loss) earnings	414,063	—	427,603	(22,665)	14,465	(419,403)	414,063
Reconciliation to US GAAP is as follows:
Income (loss) from equity investments	(32,357)	—	475	475	—	31,407	—
Gains (losses) on embedded derivatives	—	—	(35,480)	—	—	—	(35,480)
Sales type lease – operating lease for U.S. GAAP	—	—	1,514	—	—	—	1,514
Capital lease – operating lease for U.S. GAAP	—	—	(1,567)	—	—	—	(1,567)
Lease amendments	—	—	—	—	719	—	719
Dividends on senior preferred shares	13,540	—	—	—	—	—	13,540
Tax effect of above adjustments	—	—	10,754	—	(244)	—	10,510
Uncertainty in income taxes	—	—	(8,053)	—	—	—	(8,053)
US GAAP net (loss) earnings	395,246	—	395,246	(22,190)	14,940	(387,996)	395,246

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidated Statement of Cash Flows
For the Year Ended December 31, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net earnings (loss)	414,063	—	427,603	(22,665)	14,465	(419,403)	414,063
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	198,676	47,055	11,136	—	256,867
Future income taxes	—	—	6,245	271	(1,918)	—	4,598
Unrealized foreign exchange loss	—	—	(509,995)	(12,769)	(1,368)	—	(524,132)
Unrealized gain on derivatives	—	—	134,402	—	—	—	134,402
Dividends on preferred shares	13,540	—	—	—	—	—	13,540
Stock-based compensation expense	—	—	4,696	854	99	—	5,649
Loss (income) from equity investments	(427,603)	—	3,153	5,047	—	419,403	—
(Gain) Loss on disposal of assets	—	—	(8,013)	590	(26,007)	—	(33,430)
Other	—	—	(48,972)	3,267	(310)	—	(46,015)
Customer prepayments on future satellite services	—	—	82,066	900	—	—	82,966
Customer refunds	—	—	(17,459)	(107)	—	—	(17,566)
Operating assets and liabilities	—	—	22,272	(21,884)	6,815	—	7,203
	—	—	294,674	559	2,912	—	298,145
Cash flows from investing activities
Satellite programs	—	—	(258,083)	—	—	—	(258,083)
Property additions	—	—	(5,130)	(722)	(266)	—	(6,118)
Business acquisitions	—	—	(1,128)	1,128	—	—	—
Proceeds on disposal of assets	—	—	70,942	458	—	—	71,400
	—	—	(193,399)	864	(266)	—	(192,801)
Cash flows from financing activities
Debt financing and bank loans	—	—	23,880	—	—	—	23,880
Repayment of bank loans and debt financing	—	—	(53,844)	(11)	—	—	(53,855)
Capitalized debt issuance costs	—	—	—	—	—	—	—
Capital lease payments	—	—	(11,359)	—	(3,261)	—	(14,620)
Satellite performance incentive payments	—	—	(5,418)	—	—	—	(5,418)
	—	—	(46,741)	(11)	(3,261)	—	(50,013)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	764	(445)	—	319
Increase (decrease) in cash and cash equivalents	—	—	54,534	2,176	(1,060)	—	55,650
Cash and cash equivalents, beginning of period	—	—	83,089	12,056	3,394	—	98,539
Cash and cash equivalents, end of period	—	—	137,623	14,232	2,334	—	154,189

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

The reconciliation of the condensed consolidating balance sheet captions is as follows:

December 31, 2009

Telesat Canada

	Canadian GAAP	Adjustments	US GAAP
Current assets	453,634	9,363	462,997
Other assets	34,101	83,658	117,759
Goodwill	2,005,842	(12,692)	1,993,150
Current liabilities	284,939	11,462	296,401
Debt financing	3,013,738	61,593	3,075,331
Future tax liability	262,913	1,060	263,973
Other long-term liabilities	611,776	32,807	644,583
Accumulated deficit	(794,300)	(16,052)	(810,352)
Accumulated other comprehensive income (loss)	63	(10,541)	(10,478)

Non-guarantor subsidiaries

	Canadian GAAP	Adjustments	US GAAP
Current liabilities	8,723	130	8,853
Future tax liability	6,194	247	6,441
Other long-term liabilities	18,495	489	18,984
Accumulated earnings	111,380	(760)	110,620
Accumulated other comprehensive income	3,544	(106)	3,438

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheet
As at December 31, 2008

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	—	—	83,089	12,056	3,393	1	98,539
Accounts receivable	—	—	39,153	19,680	3,100	—	61,933
Current future tax asset	—	—	928	596	1,057	—	2,581
Intercompany receivable	—	—	605,331	59,234	103,133	(767,698)	—
Other current assets	—	—	31,283	9,202	8,983	(281)	49,187
Total current assets	—	—	759,784	100,768	119,666	(767,978)	212,240
Satellites, property, and other equipment, net	—	—	1,437,490	374,436	71,650	—	1,883,576
Other long-term assets	—	—	39,176	2,325	755	47	42,303
Intangible assets, net	—	—	562,434	18,967	635	(1)	582,035
Investment in affiliates	622,417	—	1,668,986	1,476,399	261	(3,768,063)	—
Goodwill	—	—	2,005,842	343,876	96,885	—	2,446,603
Total assets	622,417	—	6,473,712	2,316,771	289,852	(4,535,995)	5,166,757
Liabilities
Current liabilities
Accounts payable and accrued liabilities	—	—	24,661	15,940	3,840	14	44,455
Other current liabilities	—	—	123,740	14,766	4,163	(237)	142,432
Intercompany payable	—	—	518,247	211,174	38,317	(767,738)	—
Debt due within one year	—	—	23,260	11	—	1	23,272
Total current liabilities	—	—	689,908	241,891	46,320	(767,960)	210,159
Debt financing	—	—	3,513,223	—	—	—	3,513,223
Future tax liability	—	—	255,893	267	10,212	—	266,372
Other long-term liabilities	11,550	—	505,328	24,099	25,159	—	566,136
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	152,985	—	4,964,352	266,257	81,691	(767,960)	4,697,325
Shareholders’ equity
Common shares	756,414	—	2,320,730	1,823,370	104,434	(4,248,534)	756,414
Preferred shares	541,764	—	—	—	—	—	541,764
Accumulated deficit	(826,452)	—	(816,679)	241,559	96,915	478,205	(826,452)
Accumulated other comprehensive loss	(7,742)	—	63	(14,617)	6,812	7,742	(7,742)
Contributed surplus	5,448	—	5,246	202	—	(5,448)	5,448
Total shareholders’ equity	469,432	—	1,509,360	2,050,514	208,161	(3,768,035)	469,432
Total liabilities and shareholders’ equity	622,417	—	6,473,712	2,316,771	289,852	(4,535,995)	5,166,757

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Reconciliation to US GAAP of total shareholders’ equity is as follows:
Canadian GAAP	469,432	—	1,509,360	2,050,514	208,161	(3,768,035)	469,432
Underlying differences in the income (loss) from equity investments	14,375	—	(742)	—	—	(13,633)	—
Gains (losses) on embedded derivatives	—	—	20,892	—	—	—	20,892
Net actuarial losses	—	—	(1,169)	—	—	—	(1,169)
Sales-type lease – operating lease for U.S. GAAP	—	—	21,556	—	—	—	21,556
Capital lease – operating lease for U.S. GAAP	—	—	(7,662)	—	—	—	(7,662)
Lease amendments	—	—		—	(1,233)	—	(1,233)
Tax effect of above adjustments	—	—	(8,977)	—	491	—	(8,486)
Uncertainty in income taxes	—	—	(9,523)	—	—	—	(9,523)
US GAAP	483,807	—	1,523,735	2,050,514	207,419	(3,781,668)	483,807

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Earnings (Loss)
For the Year Ended December 31, 2008

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	613,419	98,342	26,700	(57,670)	680,791
Equipment sales revenues	—	—	12,459	18,296	—	(171)	30,584
Operating revenues	—	—	625,878	116,638	26,700	(57,841)	711,375
Amortization	—	—	179,100	36,218	20,322	—	235,640
Operations and administration	—	—	197,506	99,267	8,438	(57,661)	247,550
Cost of equipment sales	—	—	9,944	14,500	104	(180)	24,368
Impairment loss on long-lived assets	—	—	2,373	—	—	—	2,373
Impairment loss on intangible assets	—	—	465,900	17,100	—	—	483,000
Total operating expenses	—	—	854,823	167,085	28,864	(57,841)	992,931
Earnings from operations	—	—	(228,945)	(50,447)	(2,164)	—	(281,556)
Income (loss) from equity investments	(812,546)	—	(60,468)	(5,130)	—	878,144	—
Interest expense	(9,855)	—	(245,683)	25	(2,128)	—	(257,641)
(Loss) gain on financial instruments	—	—	251,686	—	—	—	251,686
Gain (loss) on foreign exchange	—	—	(693,723)	(17,103)	12,770	—	(698,056)
Other (expense) income	—	—	(3,867)	913	1,242	(1)	(1,713)
(Loss) earnings before income taxes	(822,401)	—	(981,000)	(71,742)	9,720	878,143	(987,280)
Income tax recovery (expense)	—	—	168,454	(2,730)	(846)	1	164,879
Net (loss) earnings	(822,401)	—	(812,546)	(74,472)	8,874	878,144	(822,401)
Reconciliation to US GAAP is as follows:							—
Income (loss) from equity investments	14,473	—	(742)	—	—	(13,731)	—
Gains (losses) on embedded derivatives	—	—	20,118	—	—	—	20,118
Sales-type lease – operating lease for U.S. GAAP	—	—	18,808	—	—	—	18,808
Capital lease – operating lease for U.S. GAAP	—	—	(7,584)	—	—	—	(7,584)
Lease amendments	—	—	—	—	(1,233)	—	(1,233)
Dividends on senior preferred shares	9,855	—	—	—	—	—	9,855
Tax effect of above adjustments	—	—	(9,252)	—	491	—	(8,761)
Uncertainty in income taxes	—	—	(6,875)	—	—	—	(6,875)
US GAAP net (loss) earnings	(798,073)	—	(798,073)	(74,472)	8,132	864,413	(798,073)

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2008

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net earnings (loss)	(822,401)		(812,546)	(74,472)	8,874	878,144	(822,401)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	179,100	36,218	20,322	—	235,640
Future income taxes	—	—	(175,744)	84	(291)	—	(175,951)
Unrealized foreign exchange loss	—	—	698,675	6,172	(9,402)	—	695,445
Unrealized gain on derivatives	—	—	(247,931)	—	—	—	(247,931)
Dividends on preferred shares	9,855	—	—	—	—	—	9,855
Stock-based compensation expense	—	—	5,246	202	—	—	5,448
(Gain) Loss on disposal of assets	—		827	(575)	—	—	252
Impairment losses	—	—	468,273	17,100	—	—	485,373
Loss (income) from equity investments	812,546	—	60,468	5,130	—	(878,144)	—
Other	—	—	(41,489)	(745)	(842)	(1,043)	(44,119)
Customer prepayments on future satellite services	—	—	88,473	114	—	—	88,587
Operating assets and liabilities	—	—	(42,880)	107,584	(16,889)	1,044	48,859
	—	—	180,472	96,812	1,772	1	279,057

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from investing activities
Satellite programs	—	—	(194,542)	(69,221)	—	—	(263,763)
Property additions	—	—	(6,505)	(2,304)	(53)	—	(8,862)
Business acquisitions	—	—	7,477	—	—	(7,477)	—
Proceeds on disposal of assets	—	—	566	4,554	—	—	5,120
Insurance proceeds	—	—	4,006	—	—	—	4,006
	—	—	(188,998)	(66,971)	(53)	(7,477)	(263,499)
Cash flows from financing activities
Debt financing and bank loans	—	—	186,687	—	—	—	186,687
Repayment of bank loans and debt financing	—	—	(91,528)	(32)	—	—	(91,560)
Capitalized debt issuance costs	—	—	(19,131)	—	—	—	(19,131)
Capital lease payments	—	—	(8,197)	(19,816)	(2,941)	—	(30,954)
Satellite performance incentive payments	—	—	(3,524)	—	—	—	(3,524)
Preferred dividends paid	—	—	—	(7,477)	—	7,477	—
	—	—	64,307	(27,325)	(2,941)	7,477	41,518
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(1,660)	920	—	(740)
Increase (decrease) in cash and cash equivalents	—	—	55,781	856	(302)	1	56,336
Cash and cash equivalents, beginning of period	—	—	27,308	11,200	3,695	—	42,203
Cash and cash equivalents, end of period	—	—	83,089	12,056	3,393	1	98,539

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

The reconciliation of the condensed consolidating balance sheet captions is as follows:

	December 31, 2008
	Telesat Canada Canadian GAAP	Adjustments	US GAAP
Current assets	759,784	6,864	766,648
Other long-term assets	39,176	130,775	169,951
Goodwill	2,005,842	(12,692)	1,993,150
Current liabilities	689,908	8,880	698,788
Debt financing	3,513,223	73,259	3,586,482
Future tax liability	255,893	15,339	271,232
Other long-term liabilities	505,328	12,354	517,682
Accumulated deficit	(816,679)	16,284	(800,395)
Accumulated other comprehensive income (loss)	63	(1,169)	(1,106)

	Non-guarantor Subsidiaries Canadian GAAP	Adjustments	US GAAP
Current liabilities	46,320	205	46,525
Future tax liability	10,212	(491)	9,721
Other long-term liabilities	25,159	1,027	26,186
Accumulated earnings	96,915	(741)	96,174

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Earnings (Loss)
For the Period October 31, 2007 to December 31, 2007

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	92,882	13,395	3,396	(6,164)	103,509
Equipment sales revenues	—	—	544	7,416	—	(53)	7,907
Operating revenues	—	—	93,426	20,811	3,396	(6,217)	111,416
Amortization	—	—	28,986	6,909	4,152	(1)	40,046
Operations and administration	—	—	31,247	19,968	(1,776)	(6,163)	43,276
Cost of equipment sales	—	—	548	5,922	68	(53)	6,485
Total operating expenses	—	—	60,781	32,799	2,444	(6,217)	89,807
Earnings from operations	—	—	32,645	(11,988)	952	—	21,609
Income (loss) from equity investments	(2,356)	—	(11,271)	(751)	—	14,378	—
Interest expense	(1,695)	—	(41,542)	(9)	(615)	—	(43,861)
(Loss) gain on financial instruments	—	—	75,098	—	—	—	75,098
Gain (loss) on foreign exchange	—	—	(118,222)	(708)	896		(118,034)
Other (expense) income	—	—	(1,114)	13	68	—	(1,033)
(Loss) earnings before income taxes	(4,051)	—	(64,406)	(13,443)	1,301	14,378	(66,221)
Income tax recovery/(expense)	—	—	62,050	286	(166)	—	62,170
Net (loss) earnings	(4,051)	—	(2,356)	(13,157)	1,135	14,378	(4,051)
Reconciliation to US GAAP is as follows:
Income (loss) from equity investments	1,071	—	—	—	—	(1,071)	—
Gains (losses) on embedded derivatives	—	—	774	—	—	—	774
Sales-type lease – operating lease for U.S. GAAP	—	—	2,748	—	—	—	2,748
Capital lease – operating lease for U.S. GAAP	—	—	(78)	—	—	—	(78)
Dividends on senior preferred shares	1,695	—	—	—	—	—	1,695
Tax effect of above adjustments	—	—	275	—	—	—	275
Uncertainty in income taxes	—	—	(2,648)	—	—	—	(2,648)
US GAAP net (loss) earnings	(1,285)	—	(1,285)	(13,157)	1,135	13,307	(1,285)

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Earnings (Loss)
For the Period January 1, 2007 to October 30, 2007

	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	344,191	29,211	20,870	(9,844)	384,428
Equipment sales revenues	20,015	23,600	—	(2,855)	40,760
Sales-type lease revenues	32,089	510	—	—	32,599
Operating revenues	396,295	53,321	20,870	(12,699)	457,787
Amortization	97,630	1,967	6,204	(13)	105,788
Operations and administration	113,716	26,862	13,563	(9,834)	144,307
Cost of equipment sales	18,190	19,385	—	(2,852)	34,723
Cost of sales-type lease	14,953	566	—	—	15,519
Impairment loss on long-lived assets	2,116	—	—	—	2,116
Total operating expenses	246,605	48,780	19,767	(12,699)	302,453
Earnings from operations	149,690	4,541	1,103	—	155,334
Income (loss) from equity investments	13,241	—	—	(13,241)	—
Interest expense	(4,679)	—	(3,869)	—	(8,548)
(Loss) gain on financial instruments	(6,653)	—	—	—	(6,653)
Gain (loss) on foreign exchange	(1,190)	(738)	993	—	(935)
Other (expense) income	(13,645)	13,111	155	—	(379)
(Loss) earnings before income taxes	136,764	16,914	(1,618)	(13,241)	138,819
Income tax recovery (expense)	(55,022)	(3,089)	1,034	—	(57,077)
Net (loss) earnings	81,742	13,825	(584)	(13,241)	81,742
Reconciliation to US GAAP is as follows:
Gains (losses) on embedded derivatives	(5,051)	—	—	—	(5,051)
Losses on derivatives designated as cash flow hedges under Canadian GAAP	(10,361)	—	—	—	(10,361)
Sales-type lease – operating lease for U.S. GAAP	(23,617)	—	—	—	(23,617)
Capital lease – operating lease for U.S. GAAP	9,436	—	—	—	9,436
Tax effect of above adjustments	9,606	—	—	—	9,606
Uncertainty in income taxes	3,234	—	—	—	3,234
US GAAP net (loss) earnings	64,989	13,825	(584)	(13,241)	64,989

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Cash Flows
For the Period October 31, 2007 to December 31, 2007

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net earnings (loss)	(4,051)	—	(2,356)	(13,157)	1,135	14,378	(4,051)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	28,986	6,909	4,152	(1)	40,046
Future income taxes	—	—	(60,761)	110	(3)	1	(60,653)
Unrealized foreign exchange loss	—	—	105,819	—	—	1	105,820
Unrealized loss (gain) on derivatives	—	—	(62,754)	—	—	—	(62,754)
Dividends on preferred shares	1,695	—	—	—	—	—	1,695
(Gain) Loss on disposal of assets	—	—	8	19	—	—	27
Loss (income) from equity investments	2,356	—	11,271	751	—	(14,378)	—
Other	—	—	(1,727)	(366)	—	1,749	(344)
Operating assets and liabilities	—	—	198,192	14,502	(5,837)	(1,367)	205,490
	—	—	216,678	8,768	(553)	383	225,276
Cash flows from investing activities
Satellite programs	—	—	(15,496)	—	—	—	(15,496)
Property additions	—	—	(7,600)	(6,392)	(26)	(1)	(14,019)
Business acquisitions	(569,957)		(2,671,335)	7,713	4,370	15	(3,229,194)
Proceeds on disposal of assets	—	—	1	24	—	—	25
	(569,957)	—	(2,694,430)	1,345	4,344	14	(3,258,684)

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from financing activities
Debt financing and bank loans	—	—	2,767,716	—	—	—	2,767,716
Repayment of bank loans and debt financing	—	—	(44,887)	(12)	—	—	(44,899)
Capitalized debt issuance costs	—	—	(83,585)	—	—	—	(83,585)
Note repayment	—	—	(129,334)	—	—	—	(129,334)
Common shares issued	311,124	—	—	—	—	—	311,124
Preferred shares issued (repurchased)	258,833	—	—	—	—	—	258,833
Capital lease payments	—	—	(654)	(14)	(639)	1	(1,306)
Satellite performance incentive payments	—	—	(4,196)	—	—	—	(4,196)
	569,957	—	2,505,060	(26)	(639)	1	3,074,353
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	1,113	543	(398)	1,258
Increase (decrease) in cash and cash equivalents	—	—	27,308	11,200	3,695	—	42,203
Cash and cash equivalents, beginning of period	—	—	—	—	—	—	—
Cash and cash equivalents, end of period	—	—	27,308	11,200	3,695	—	42,203

Telesat Holdings Inc.

Notes to the 2009 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Cash Flows
For the Period January 1, 2007 to October 30, 2007

	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net earnings (loss)	81,742	13,825	(584)	(13,241)	81,742
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Gross profit on sales-type lease	(5,936)	55	—	—	(5,881)
Amortization	97,630	1,967	6,204	(13)	105,788
Future income taxes	25,549	(224)	(1,033)	—	24,292
Unrealized foreign exchange (gain) loss	(10,396)	—	—	—	(10,396)
Unrealized loss (gain) on derivatives	8,907	—	—	—	8,907
(Gain) Loss on disposal of assets	(153)	45	—	—	(108)
Loss (income) from equity investments	(13,241)	—	—	13,241	—
Other	15,186	(11,868)	—	—	3,318
Customer prepayments on future satellite services	17,721	—	—	—	17,721
Operating assets and liabilities	25,890	(925)	2,279	—	27,244
	242,899	2,875	6,866	(13)	252,627
Cash flows from investing activities
Satellite programs	(183,494)	—	—	—	(183,494)
Property additions	(5,026)	(743)	(68)	7	(5,830)
Maturity of short-term investments	251	2,061	—	—	2,312
Business acquisitions	11,243	(9,180)	(2,243)	—	(180)
Proceeds on disposal of assets	153	—	—	6	159
	(176,873)	(7,862)	(2,311)	13	(187,033)
Cash flows from financing activities
Debt financing and bank loans	73,000	—	—	—	73,000
Repayment of bank loans and debt financing	(84,041)	(49)	—	—	(84,090)
Success fee payments	(23,620)	(380)	—	—	(24,000)
Capital lease payments	(4,275)	—	(3,438)	—	(7,713)
Satellite performance incentive payments	(2,022)	—	—	—	(2,022)
	(40,958)	(429)	(3,438)	—	(44,825)
Effect of changes in exchange rates on cash and cash equivalents	—	147	(1,823)	—	(1,676)
Increase (decrease) in cash and cash equivalents	25,068	(5,269)	(706)	—	19,093
Cash and cash equivalents, beginning of period	24,544	9,004	5,113	—	38,661
Cash and cash equivalents, end of period	49,612	3,735	4,407	—	57,754