Form 20-F
period 2010-12-31
Telesat Canada
filed 2011-03-03
CIK 1465126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 145 shares of common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless we indicate otherwise, financial information in this Annual Report has been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP. Canadian GAAP differs in some respects from United States generally accepted accounting principles, or United States GAAP, and thus our financial statements may not be comparable to the financial statements of United States companies. The principal differences as they apply to us are summarized in Note 23 to our audited consolidated financial statements included herein.

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

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for US dollars expressed in Canadian dollar terms, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this Annual Report may vary.

	Year Ended December 31,
	2006	2007	2008	2009	2010
High	1.1726	1.1852	1.2971	1.2995	1.0776
Low	1.0989	0.9168	0.9717	1.0289	0.996
Period End	1.1652	0.9881	1.2240	1.0461	1.0009
Average Rate	1.1307	1.0665	1.0713	1.1420	1.0298

The following table sets forth, for each of the last six months, the low and high exchange rates for US dollars expressed in Canadian dollar terms and the exchange rate at the end of the month based on the inverse of the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

	Last Six Months
	September	October	November	December	January	February(1)
High	1.0520	1.0321	1.0266	1.0176	1.0020	0.9955
Low	1.0219	1.0028	1.0012	1.0004	0.9864	0.9716
End of Month	1.0293	1.0187	1.0266	1.0009	1.0020	0.9716

(1)	The February 28, 2011 closing rate was obtained from Bloomberg.

On March 1, 2011, the closing rate as reported by Bloomberg was US$1.00 = CAD$0.9748. Unless the context states or requires otherwise, for purposes of United States dollars and Canadian dollar conversions contained in this Annual Report, we have assumed the conversion rate of US$1.00/CAD$0.9980, which is the closing rate on December 31, 2010 as reported on Bloomberg.

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

These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:

•	Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.
•	The actual orbital manoeuvre lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital manoeuvre lives.

•	Our satellites may have launch failures or may fail to reach their planned orbital locations. Any such failure could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition.
•	Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all.
•	Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval.
•	The launch of satellites may be delayed which could have a material adverse effect on our ability to meet our contractual commitments and to generate and grow future revenues.
•	We are subject to significant and intensifying competition. We experience competition both within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our business and results of operations.
•	We derive a substantial amount of our revenues from only a few of our customers. A loss of one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog and result in our discontinuing service offerings that we consider to be no longer sufficiently profitable.
•	We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.
•	Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators.
•	The ability to replace one of our satellites is subject to additional risk and cannot be assumed.
•	If we do not occupy unused orbital locations by specified deadlines, or do not maintain satellites in orbital locations we currently use, those orbital locations may become available for other satellite operators to use.
•	Demand for our services may decrease materially due to downturns in the economy and technological developments which could have a material adverse effect on our results of operations, business prospects and financial condition.
•	Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.
•	Volatility in financial markets could adversely affect the cost and availability of financing.
•	Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.
•	Significant changes in exchange rates could have a material adverse effect on our financial results.
•	Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.
•	The soundness of financial institutions and counterparties could adversely affect us.
•	Our significant shareholders may have interests that conflict with the interests of bondholders.
•	Loral’s ownership interest in us and in Space Systems/Loral, Inc. (“SS/L”) may adversely affect our consulting business.

•	Loral’s ownership interest in us and in SS/L may adversely affect our future satellite procurements.
•	We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.
•	Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results.
•	Our future reported net income could be adversely affected by an impairment of the value of certain intangible assets.
•	The amount that we could be required to pay counterparties under the indemnifications and guarantees which we provide in the ordinary course of business is uncertain. If these payments were to become significant, our future liquidity, capital resources or our credit risk profile may be adversely affected.
•	Market performance or changes in other assumptions could require us to make significant unplanned contributions to our employees’ pension and other post retirement benefits plans.
•	We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.
•	We could experience the departure of key employees or may be unable to recruit the employees needed for our success.
•	We face certain risks relating to our global operations which may adversely affect our business.
•	The content of third-party transmissions over our satellites may affect us since we could be subject to sanctions by various governmental entities for the transmission of certain content.
•	Enforcement of civil liabilities against us may be more difficult because we are a Canadian corporation.
•	Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under our notes.
•	Despite our current levels of debt, we may still be able to incur substantially more debt. This may further exacerbate the risks associated with our substantial debt.
•	Our notes are effectively subordinated to the co-issuers’ and the guarantors’ secured debt to the extent of the value of the assets securing such debt.
•	Your right to receive payments on the senior subordinated notes is subordinated to the co-issuers and the guarantors senior debt.
•	The agreements governing our debt, including our notes and our senior secured credit facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.
•	To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available to us.
•	We may be unable to make a change of control offer required by the indentures governing the notes, which would cause defaults under the indentures governing our notes, our senior secured credit facilities and our other financing arrangements.
•	Your ability to transfer our notes may be limited by the absence of an active trading market for the notes.

v

•	Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.
•	Not all of our subsidiaries guarantee our notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the notes.
•	The guarantees associated with our notes may not be enforceable because of fraudulent conveyance laws.
•	You should not rely on the Co-Issuer in evaluating an investment in our notes.

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

The selected consolidated financial information is comprised of information of Telesat Holdings (known as the “Successor Entity”) for the period of October 31, 2007 through December 31, 2010 as well as information from Telesat Canada (known as the “Predecessor Company”) for the period of January 1, 2006 through October 30, 2007. The selected consolidated statement of operations data, cash flow data and balance sheet data for the periods ended December 31, 2008, 2009 and 2010 have been derived from Telesat Holdings’ audited consolidated financial statements and are included elsewhere in this Annual Report. The selected consolidated statement of operations data and cash flow data for the two month period of October 31, 2007 to December 31, 2007 have also been derived from Telesat Holdings’ audited consolidated financial statements. The selected consolidated statement of operations data, cash flow data and balance sheet data for the year ended December 31, 2006 as well as the ten month period of January 1, 2007 to October 30, 2007 has been derived from Telesat Canada’s audited financial statements which are not included in this Annual Report.

Telesat Canada and Telesat Holdings Inc.
Selected Historical Financial Information

	Predecessor Entity		Successor Entity
	Year Ended December 31, 2006	Ten Months Ended October 30, 2007	Two Months Ended December 31, 2007	Year Ended December 31,
				2008	2009	2010
			(CAD$ in millions)
Canadian GAAP
Statement of Operations Data:
Operating revenues(1):
Broadcast	220.8	235.0	52.8	345.4	406.7	454.2
Enterprise	—	—	53.7	333.8	349.5	335.0
Business Networks	120.2	112.4	—	—	—	—
Carrier	24.5	24.2	—	—	—	—
Consulting and Other	29.6	24.6	4.9	32.2	31.0	32.2
Subsidiaries	101.6	74.2	—	—	—	—
Inter-segment eliminations	(17.7)	(12.6)	—	—	—	—
Total operating revenues	479.0	457.8	111.4	711.4	787.2	821.4
Operating expenses:
Amortization	120.7	105.8	40.0	235.6	256.9	251.2
Operations and administration	183.4	144.3	43.3	247.6	219.7	186.5
Cost of equipment sales	33.6	34.7	6.5	24.4	16.4	15.6
Cost of sales-type lease	1.0	15.5	—	—	—	—
Impairment loss of long-lived assets	—	2.1	—	2.4	—	—
Impairment loss of intangible assets	—	—	—	483.0	—	—
Earnings from operations	140.3	155.4	21.6	(281.6)	294.2	368.1
Other expenses (income)
Interest expense, net	12.5	8.6	43.9	257.3	272.8	253.1
Other expense (income)	2.1	8.0	44.0	457.3	(414.2)	(157.2)
Income tax expense (recovery)	21.7	57.1	(62.2)	(164.9)	4.9	44.0
Net earnings (loss)	104.0	81.7	(4.1)	(831.3)	430.7	228.2
Statement of Cash Flow Data:
Net cash provided by operating activities	229.3	252.6	225.3	279.1	298.1	344.8
Net cash used in investing activities	(160.2)	(187.0)	(3,258.7)	(263.5)	(192.8)	(234.8)
Net cash (used in) provided by financing activities	(143.8)	(44.8)	3,074.4	41.5	(50.0)	(43.4)
Balance Sheet Data (end of period):
Cash and cash equivalents	38.7	57.8	42.2	98.5	154.2	220.3
Total assets	1,802.3	1,693.0	5,545.4	5,166.8	5,196.0	5,307.4
Total debt (including current portion)	203.9	731.9	2,794.3	3,536.5	3,045.4	2,868.6
Total shareholders’ equity	909.6	215.5	1,293.5	469.4	897.3	1,132.3
Common shares	341.1	341.1	756.4	756.4	756.4	756.4
Preferred shares	—	—	541.8	541.8	541.8	541.8

(1)	Telesat Holdings allocates revenue among the following service groupings: broadcast, enterprise and consulting and other. Prior to the Telesat Canada transaction, Telesat Canada allocated revenue among the following service groupings: broadcast, business networks, carrier, consulting and other, and subsidiaries.

	Predecessor Entity		Successor Entity
	Year Ended December 31, 2006	Ten Months Ended October 30, 2007	Two Months Ended December 31, 2007	Year Ended December 31,
				2008	2009	2010
			(CAD$ in millions)
U.S. GAAP(1)
Statement of Operations Data:
Operating revenues(2):
Broadcast	220.8	212.1	55.9	365.1	408.2	454.2
Enterprise	—	—	53.7	333.8	349.5	335.0
Business Networks	120.2	112.4	—	—	—	—
Carrier	24.5	24.2	—	—	—	—
Consulting and Other	29.6	24.6	4.9	32.2	31.0	32.2
Subsidiaries	101.6	74.2	—	—	—	—
Inter-segment eliminations	(17.7)	(12.6)	—	—	—	—
Total operating revenues	479.0	434.9	114.5	731.1	788.7	821.4
Operating expenses:
Amortization	120.7	105.8	40.0	235.6	256.9	251.2
Operations and administration	183.4	144.3	44.6	255.7	221.3	186.5
Cost of equipment sales	34.6	23.9	6.5	25.1	16.4	15.6
Cost of sales-type lease	—	15.5	—	—	—	—
(Gain) on disposal of long-lived assets	—	—	—	—	(33.4)	(3.8)
Impairment loss of long-lived assets	—	2.1	—	2.4	—	—
Impairment loss of intangible assets	—	—	—	483.0	—	—
Earnings from operations	140.3	143.3	23.4	(270.7)	327.5	371.9
Interest expense, net	12.5	8.5	42.2	246.5	260.0	241.6
Other (income) expense	3.2	25.5	42.4	430.1	(330.2)	(85.4)
Income tax expense (recovery)	20.0	44.3	(59.9)	(149.2)	2.5	42.4
Net earnings (loss)	104.6	65.0	(1.3)	(798.1)	395.2	173.3
Balance Sheet Data (end of period):
Cash and cash equivalents	38.7	57.8	42.2	98.5	154.2	220.3
Total assets	1,844.1	1,698.2	5,543.3	5,208.1	5,260.4	5,298.8
Total debt (including current portion)	203.9	731.9	2,794.3	3,536.5	3,110.4	2,923.1
Net assets	933.8	224.7	1,294.6	483.8	862.0	1,020.3
Common shares	341.1	341.1	756.4	756.4	756.4	756.4
Preferred shares	—	—	541.8	541.8	541.8	541.8

(1)	Other than what is presented in the United States GAAP reconciliation, there is no other difference between the Canadian GAAP and the United States GAAP Statement of Cash Flow Data.
(2)	Telesat Holdings allocates revenue among the following service groupings: broadcast, enterprise and consulting and other. Prior to the Telesat Canada transaction, Telesat Canada allocated revenue among the following service groupings: broadcast, business networks, carrier, consulting and other, and subsidiaries.

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

We anticipate that our satellites will have the end of orbital manoeuvre life dates described in “Item 4D. Property, plants and equipment — In-Orbit Satellites.” For all but one of our satellites, the expected end-of- orbital manoeuvre life date goes beyond the manufacturer’s end-of-service life date. A number of factors will affect the actual commercial service lives of our satellites, including:

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

We have been forced to prematurely remove satellites from service in the past due to an unexpected reduction in their previously anticipated end-of-orbital manoeuvre life. It is possible that the actual orbital manoeuvre lives of one or more of our existing satellites may also be shorter than originally anticipated. Further, on some of our satellites it is anticipated that the total payload capacity may need to be reduced prior to the satellite reaching its end-of-orbital manoeuvre life.

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

Satellites are subject to certain risks related to failed launches. Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could have a material adverse effect on our results of operations, business prospects and financial condition. A delay or perceived delay in launching replacement satellites may cause our current customers to move to another satellite provider if they determine that the delay may cause an interruption in continuous service. In addition, our contracts with customers who purchase or reserve satellite capacity may allow the customers to terminate their contracts in the event of a delay. Launch vehicles may also underperform, in which case the satellite may be lost or, if it can be placed into service by using its onboard propulsion systems to reach the desired orbital location, will have a shorter useful life. The launch vehicle scheduled to be used by us to launch Telstar 14R/Estrela do Sul 2 has experienced launch failures in the past when used to launch satellites of other operators. For example, in March 2008, a Proton launch vehicle experienced a failure and the resulting investigation delayed the launch of our Nimiq 4 satellite. Although we have had launch insurance on all of our launches to date, should we not be able to obtain launch insurance on reasonable terms in the future and a launch failure were to occur, we could directly suffer the loss of the cost of the satellite, launch vehicle and related costs. A failed launch (including a failure for another satellite operator) could also increase, perhaps prohibitively, our cost of insuring future launches. In addition, we do not have insurance against business interruption, loss of revenues or delay of revenues to cover such events and such revenues may not be recoverable.

Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all.

Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2010, the total net book value of our four in-orbit satellites for which we do not have insurance is approximately $101 million. Our insurance does not protect us against business interruption, loss of revenues or delay of revenues. In addition, we do not insure the net book value of performance incentives that may be payable to a satellite’s manufacturer as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications. Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to our customers.

The price, terms and availability of satellite insurance has fluctuated significantly in recent years. These fluctuations may be affected by recent satellite launch or in-orbit failures and general conditions in the insurance industry. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. To the extent we experience a launch or in-orbit failure that is not fully insured, or for which insurance proceeds are delayed or disputed, we may not have sufficient resources to replace the affected satellite. In addition, higher premiums on insurance policies increase our costs, thereby reducing our profitability. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions. There can be no assurance that, upon the expiration of an in-orbit insurance policy, which typically has a term of one year, we will be able to renew the policy on terms acceptable to us.

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

To ensure no disruption in our business and to prevent loss of customers, we will be required to commence construction of a replacement satellite approximately three to five years prior to the expected end of service life of the satellite then in orbit. Typically, it costs in the range of US$250 million to US$300 million to construct, launch and insure a satellite. There is no assurance that we will have sufficient cash, cash flow or be able to obtain third party or shareholder financing to fund such expenditures on favorable terms, if at all, or that we will obtain shareholder approval, where required, to procure replacement satellites. Certain of our satellites are nearing their expected end-of-orbital manoeuvre lives. See “Item 4D. Property, plants and equipment — In-Orbit Satellites” for more information on the expected end-of-orbital manoeuvre lives of our satellites. Should we not have sufficient funds available to replace those satellites or should we not receive approval from our shareholders, where required, to purchase replacement satellites, it could have a material adverse effect on our results of operations, business prospects and financial condition.

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

We expect that a substantial portion of our ongoing business will continue to be in the Canadian domestic market. This market is characterized by increasing competition among satellite providers and rapid technological development. Historically, the Canadian regulatory framework has required the use of Canadian-licensed satellites for the delivery of DTH programming in Canada. However, in 2009 Industry Canada authorized FreeHD Canada to use a foreign-based satellite for the provision for DTH services on an interim basis. It is possible that this framework could change and allow non-Canadian satellite operators that have adequate service coverage in Canadian territory to compete for future business from our DTH customers. Moreover, in 2007 Industry Canada awarded spectrum which is suitable for providing services to Canadian customers, including DTH, to Ciel Satellite Group (“Ciel”), which was at the time Canadian controlled but has since become controlled by a foreign entity, SES S.A. (“SES”), the world’s second largest FSS satellites operator and a non-Canadian.

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

For the year ended December 31, 2010, our top five customers together accounted for approximately 51% of our revenues. At December 31, 2010, our top five backlog customers together accounted for approximately 89% of our backlog. If any of our major customers chose to not renew their contracts at the expiration of the existing terms or sought to negotiate concessions, particularly on price, that could have a material adverse effect on our results of operations, business prospects and financial condition. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services (or becoming unable to pay for services they had contracted to buy). In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve.

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

In the United States, the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from, or within the United States. Certain of our satellites are owned and operated through a US subsidiary and are regulated by the FCC. In addition, to facilitate the provision of FSS satellite services in C- and Ku-band frequencies in the United States market, foreign licensed operators can apply to have their satellites placed on the FCC’s Permitted Space Station List. Our Anik Fl, Anik FlR, Anik F2, Anik F3 and Telstar 14/Estrela do Sul satellites are currently on this list. The export from the United States of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations, in particular the International Traffic in Arms Regulations (“ITAR”) which currently include satellites on the list of items requiring export permits. These ITAR provisions have constrained our access to technical information and have had a negative impact on our international consulting revenues. In addition, we and our satellite manufacturers may not be able to obtain and maintain necessary export authorizations which could adversely affect our ability to procure new United States-manufactured satellites; control our existing satellites; acquire launch services; obtain insurance and pursue our rights under insurance policies; or conduct our satellite-related operations and consulting activities.

We also operate satellites through licenses granted by, and are subject to regulations in, countries other than Canada and the United States. For example, the Brazilian national telecommunications agency, ANATEL, has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate Telstar 14/Estrela do Sul, a Ku-band FSS satellite at 63° WL pursuant to a Concession Agreement. Telstar 18 operates at the 138° EL orbital location under an agreement with APT, which has been granted the right to use the 138° EL orbital location by The Kingdom of Tonga.

In addition to regulatory requirements governing the use of orbital locations, most countries regulate transmission of signals to and from their territory and we are required to obtain and maintain authorizations to carry on business in the countries in which we operate.

If we fail to obtain or maintain particular authorizations on acceptable terms, such failure could delay or prevent us from offering some or all of our services and adversely affect our results of operations, business prospects and financial condition. In particular, we may not be able to obtain all of the required regulatory authorizations for the construction, launch and operation of any of our future satellites, for the orbital locations for these satellites and for our group infrastructure, on acceptable term or at all. Even if we were able to obtain the necessary authorizations and orbital locations, the licenses we obtain may impose significant operational restrictions, or not protect us from interference that could affect the use of our satellites. Countries or their regulatory authorities may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause our existing authorizations to be changed or cancelled, require us to incur additional costs, impose or change existing pricing, or otherwise adversely affect our operations or revenues. As a result, any currently held regulatory authorizations are subject to rescission and renewal and may not remain sufficient or additional authorizations may be necessary that we may not be able to obtain on a timely basis or on terms that are not unduly costly or burdensome. Further, because the regulatory schemes vary by country, we may be subject to regulations in foreign countries of which we are not presently aware that we are not in compliance with, and as a result could be subject to sanctions by a foreign government. See “Item 4B. Business overview — Government Regulation.”

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

The ITU establishes the Radio Regulations, an international treaty which contains the rules concerning frequency allocations and the priority to, coordination of, and use of, radio frequency assignments. The ITU Radio Regulations define the allocation of radio frequencies to specific uses. The ITU Radio Regulations are periodically reviewed and revised at World Radiocommunication Conferences (“WRC”), which take place typically every three to four years. As a result, we cannot guarantee that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude our use of some or all of our existing or future orbital locations or spectrum.

The ITU Radio Regulations also establish operating procedures for satellite networks and prescribe detailed coordination, notification and recording procedures. With respect to the frequencies used by commercial geostationary satellites, the ITU Radio Regulations set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that are different from those of the satellite it replaces, with other satellites. This process requires potentially lengthy and costly negotiations with parties who operate or intend to operate satellites that could affect or be affected by our satellites. For example, as part of our coordination effort on Telstar 12, we agreed to provide four 54 MHz transponders on Telstar 12 to Eutelsat S.A. (“Eutelsat”) for the

life of the satellite and have retained risk of loss with respect to those transponders. We also granted Eutelsat the right to acquire, at cost, four transponders on the replacement satellite for Telstar 12. We have leased back from Eutelsat three of the four transponders to provide service to our customers. In addition, the Russian Satellite Communications Company (“RSCC”) has announced that they have signed contracts for the development of a satellite which they intend to launch and operate at 14° WL, adjacent to the location of our Telstar 12 at 15° WL. RSCC’s ITU rights over certain frequencies at 14° WL have priority over our use of these same frequencies on Telstar 12. Failure to reach an appropriate arrangement with RSCC may result in restrictions on the use and operation of Telstar 12 which could materially restrict our ability to earn revenue from Telstar 12 and any replacement satellite or may make a replacement satellite not economically viable.

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

In addition to the risks with respect to our ability to renew our licenses to orbital locations discussed under “Risk Factors — Risks Related to Our Business — We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business,” there are also specific risks with respect to our being able to replace Telstar 18. We participate in the operation of Telstar 18 pursuant to an agreement with APT Satellite Company Limited (“APT”). APT has a license from Friendly Islands Satellite Communications Limited (“TONGASAT”) to use the orbital location controlled by the government of Tonga, which APT in turn sub-licenses to us. Although our agreement with APT provides us with renewal rights with respect to a replacement satellite at this orbital location, we are relying on third parties to secure those orbital location rights and there can be no assurance that they will be granted at all or on a timely basis. Should we be unsuccessful in obtaining renewal rights for the orbital location, because of the control over the orbital location exercised by Tonga or for other reasons, or we otherwise fail to enter into agreements with APT with respect to such replacement satellite, all revenues obtained from Telstar 18 would cease and could have a material adverse effect on our results of operations, business prospects and financial condition.

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

Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to developments in our business and opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures. There can be no assurance that we will be able to satisfy our capital requirements in the future. In addition, if one of our satellites failed unexpectedly, there is no assurance of insurance recovery or the timing thereof and we may need to exhaust or significantly draw upon our revolving credit facility or obtain additional financing to replace the satellite. We currently expect that the majority of our liquidity requirements in 2011 will be satisfied by cash on hand, cash generated from our operations and borrowings under our credit facility. However, if we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

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

We currently have outstanding our $1.9 billion U.S. term loan facility and $150 million U.S. term loan II facility. These facilities, which comprise the majority of our senior secured credit facilities, mature in October 2014, and we will need to refinance all or a portion of this indebtedness on or before maturity. Disruptions in the financial markets similar to those that occurred in 2008 could make it more difficult to renew or extend the facilities at current commitment levels, on similar terms or at all. A reduced commitment from the lenders, increased borrowing costs or modification to the financial covenants would result in an increase in our financing costs and/or a decrease in our liquidity, which could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt, including repayments on the notes when they become due.

Significant changes in exchange rates could have a material adverse effect on our financial results.

Approximately 45% of our revenues for the year ended December 31, 2010, a significant portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. currency. As a result, the volatility of U.S. currency may in the future expose, and has in 2010 exposed, us to foreign exchange risks. We may seek to mitigate these risks through the use of forward currency contracts or other currency hedges, but we may not be successful. To date, our use of forward currency contracts and other currency hedges has been limited and may not adequately protect us from foreign exchange risk. In 2010, as a result of a significant increase in the value of the Canadian dollar, we recorded foreign exchange gains of approximately $164 million, prior to any losses on hedging instruments.

The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt financing. Our main currency exposures as at December 31, 2010 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing. As at December 31, 2010, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) net income and increased (decreased) other comprehensive loss by approximately $151 million and $2 million, respectively. This analysis assumes that all other variables, in particular interest rates, remain constant.

Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.

At the time of the Telesat Canada transaction, we entered into a credit facility, a portion of which is denominated in U.S. currency and has a maturity of October 31, 2014 (“U.S. Credit Facility”). As at October 31, 2007, the Canadian dollar equivalent of our U.S. Credit Facility was $1,667.1 million, excluding bridge loans of $864.4 million which have since been exchanged for the notes issued in June 2008. Between October 31, 2007 and December 31, 2010, the U.S. Credit Facility increased by US$93.6 million as a result of drawings thereunder; however, as at December 31, 2010, the Canadian dollar equivalent of our outstanding U.S. Credit Facility had increased by $177.8 million to $1,844.9 million, prior to the impact of any currency hedging.

On June 30, 2008, we issued approximately US$692.8 million of 11% senior notes and approximately US$217.2 million of 12.5% senior subordinated notes. The Canadian dollar equivalent of the principal amount of the notes at the time of issue was $705.7 million for the senior notes and $221.2 million for the senior subordinated notes. Due to significant changes in exchange rates, as at December 31, 2010 the Canadian dollar equivalent of the principal amount of the notes had decreased to $691.4 million for the senior notes and $216.8 million for the senior subordinated notes.

For the year ended December 31, 2010, approximately 55% of our revenues were received in currency other than U.S. currency, the majority of our revenues being in Canadian currency. The revenues that we receive in U.S. currency may mitigate a portion of our exchange rate risk, but do not fully protect us from that risk.

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

Our significant shareholders may have interests that conflict with the interests of bondholders.

Loral owns through a subsidiary 64% of the economic interest of Telesat Holdings, and Canada’s Public Sector Pension Investment Board (“PSP Investments”) owns through a subsidiary 36%. We are controlled by our board of directors comprised of ten members, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Loral and PSP Investments together can effectively control any vote. Additionally, Loral has approval rights with respect to certain decisions including, in some circumstances, our proposed purchase of new or replacement satellites or our incurring additional indebtedness. Circumstances may occur in which the interests of one or more of these shareholders could be in conflict with the interests of holders of the notes issued by us. In addition, one or more of these shareholders may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of the notes if the transactions resulted in our being more leveraged or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of the notes. In that situation, for example, the holders of the notes might want us to raise additional equity from existing shareholders or other investors to reduce our leverage and pay our debts, while existing shareholders might not want to increase their investment in us or have their ownership diluted and may instead choose to take other actions, such as selling our assets.

Various funds affiliated with MHR Fund Capital Management (“MHR”) hold, as of December 31, 2010, approximately 38.9% of Loral’s outstanding voting common stock and 58.0% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

We operate an extensive ground infrastructure including our satellite control centre in Ottawa, our main earth station and back up satellite control facility at Allan Park, our six teleports throughout Canada, one teleport located in the United States and one in Brazil, and our telemetry, tracking and control (“TT&C”) facility in Perth, Australia. These ground facilities are used for controlling our satellites and for the provision of end-to-end services to our customers. For example, our Toronto teleport houses equipment used in the provision of broadcast services for major broadcasters and DTH customers, very small aperture terminals (“VSAT”) services for enterprise customers and gateway services for the provision of DTH internet services to consumers.

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

We purchase equipment from third party suppliers and depend on those suppliers to deliver, maintain and support these products to the contracted specifications in order for us to meet our service commitments to our customers. We may experience difficulty if these suppliers do not meet their obligations to deliver and support this equipment. We may also experience difficulty or failure when implementing, operating and maintaining this equipment, or when providing services using this equipment. This difficulty or failure may lead to delays in implementing services, service interruptions or degradations in service, which could cause our revenues and backlog to decline materially and could adversely affect our ability to market our services and generate future revenues and profit.

Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results.

There are a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including EADS Astrium, Thales Alenia Space, Boeing, Lockheed Martin, Orbital and SS/L. There are also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Lockheed Martin and Sea Launch, which only recently emerged from bankruptcy protection. Should any of our other suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of our manufacturers or launch suppliers could also result in the delay of the design, construction or launch of our satellites. General economic conditions may also affect the ability of our manufacturers and launch suppliers to provide services on commercially reasonable terms or to fulfill their obligations in terms of manufacturing schedules, launch dates, pricing, or other items. Even where alternate suppliers for such services are available, we may have difficulty identifying them in a timely manner, we may incur significant additional expense in changing suppliers, and this could result in difficulties or delays in the design, construction or launch of our satellites. Any delays in the design, construction or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations.

Our future reported net income could be adversely affected by an impairment of the value of certain intangible assets.

The assets listed on our consolidated balance sheets as of December 31, 2010 include goodwill valued at approximately $2,446 million and other intangible assets valued at approximately $461 million. Goodwill and other intangible assets (such as orbital locations) with indefinite useful lives were recorded as a result of the Telesat Canada transaction and an assessment of their valuation is undertaken on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount is likely to exceed their fair value. We generally measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its fair value, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of earnings. Testing for impairment requires significant subjective judgments by management. Any changes in the estimates used could have a material impact on the calculation of the fair value and result in an impairment charge. As a result, we are not able to reasonably quantify the changes in overall financial performance had different assumptions been used. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If our goodwill or other intangible assets are deemed to be impaired in whole or in part, we could be required to reduce or write off such assets, which could have a material adverse effect on our reported net income.

For example, during the fourth quarter of 2008, we performed our annual valuation of goodwill and indefinite life intangible assets, which resulted in an impairment charge of $483.0 million to our orbital locations. The impairment charge was measured as the excess of the carrying amount of orbital locations over their fair value, with the estimated fair value being based on the present value of the expected future cash flows to be generated through the use of the orbital locations, and was recorded in other expense. See Note 11 to our audited consolidated financial statements for additional information. The increase of the discount rate due to market conditions prevailing at the end of 2008, as well as the impact of a strengthened U.S. dollar on the cost of satellites and increases to insurance costs and launch services in 2008, reduced the present value of the expected future cash flows for those orbital locations. All impairment indicators were reviewed at the end of 2010; however, no impairment was recorded.

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

The most recent valuation of the pension plans for funding purposes was as of January 1, 2010, and the next required valuation is as of January 1, 2011 and is expected to be completed by June 30, 2011. If we are required to make significant unplanned contributions to fund the pension and postretirement plans, or if we are required to make significant benefit payments from our unfunded plans, the contributions and/or benefit payments would negatively affect our financial condition, results of operations, and cash flows.

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

We are a Canadian corporation. Most of our directors, officers and controlling persons are neither residents nor citizens of the United States, and a substantial portion of their assets and our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or our directors, controlling persons, officers and experts who are not residents of the United States. Furthermore, enforcement of United States federal securities laws against such non-residents may be adversely affected by the fact that such persons are not residents of the United States and a substantial portion of their assets are located outside of the United States.

Risks Related to Our Indebtedness and our Senior and Senior Subordinated Notes

Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under our notes.

We have a significant amount of debt. As of December 31, 2010, we had total debt of US$3,096 million (excluding capital lease obligations of US$17 million) at an exchange rate of US$1.00/$0.998. Our total debt by currency consists of $170 million (excluding capitalized lease obligations of $17 million) and US$2,926 million (including US$1,022 million converted to $1,187 million on October 31, 2007 as part of an amortizing basis swap at US$1.00/$1.1615; $1,187 million was the equivalent of US$1,190 million as at December 31, 2010).

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

The notes, and each guarantee of the notes, are unsecured and therefore are effectively subordinated to any secured debt that the co-issuers or the guarantors may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving a co-issuer or guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the notes. At December 31, 2010, we had outstanding secured indebtedness of US$2,186 million (excluding capital lease obligations of US$17 million) at an exchange rate of US$0.998 (total secured debt by currency consists of $170 million (excluding capitalized lease obligations of $17 million) and US$2,016 million (including US$1,190 million related to the US$1,022 million which has been converted to $1,187 million as part of a basis swap at US$1.00/$1.1615)) and $153 million of unused available revolving capacity under our senior secured credit facilities (not giving effect to outstanding letters of credit). The notes are effectively subordinated to any borrowings under our senior secured credit facilities and our other secured debt to the extent of the value of the assets securing such debt.

Your right to receive payments on the senior subordinated notes is subordinated to the co-issuers and the guarantors senior debt.

Payment on the senior subordinated notes is subordinated in right of payment to all of the senior debt of the co-issuers and the guarantors, including obligations under senior secured credit facilities and the senior notes. As of December 31, 2010, we had outstanding indebtedness of approximately US$2,879 million which is expressly senior to the senior subordinated notes. In addition, we have undrawn available capacity under our senior secured credit facilities as described above, which, if and when drawn, would also be expressly senior to the senior subordinated notes. Upon any distribution to our or our subsidiaries’ creditors in a bankruptcy, litigation or reorganization or similar proceeding relating to us or our subsidiaries or our or their property, the holders of senior debt will be entitled to be paid in full in cash (including with respect to post-petition interest) before any payment may be made on the senior subordinated notes. In these cases, sufficient funds may not be available to pay all of our creditors, and holders of senior subordinated notes may receive less, ratably, than the holders of senior debt and, due to the turnover provisions in the indenture governing the senior subordinated notes, less, ratably, than the holders of unsubordinated obligations, including trade payables. In addition, all payments on the senior subordinated notes will be blocked in the event of a payment default on senior debt and may be blocked for limited periods in the event of certain nonpayment defaults on our senior secured credit facilities.

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

Our ability to make payments on, or repay or refinance our debt, including the notes, and to fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our senior secured credit facilities and in the indentures governing the notes and other agreements we may enter into in the future. Specifically, we need to maintain certain financial ratios or meet an exemption that allows us to borrow under our senior secured credit facilities. The indentures governing the notes also contain limitations on our ability to incur additional debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facilities or from other sources in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. As of December 31, 2010, we had $153 million of unused available revolving capacity under our senior secured credit facilities (not giving effect to outstanding letters of credit). In addition, although there has recently been an improvement in the credit markets, if market conditions that prevailed in the latter part of 2008 and early 2009 were to return, our ability to raise additional capital to refinance our debt or to fund our operations may be significantly impaired.

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

The guarantors of the notes do not include all of our subsidiaries. For additional information on revenues, assets and liabilities of the guarantor and non-guarantor of the notes, please refer to note 24 of the consolidated financial statements of Telesat Holdings Inc. Additionally, not all of our future restricted subsidiaries (i.e., subsidiaries required to comply with the covenants in the indentures governing the notes) will be required to guarantee the notes. The indentures provide that each existing and future restricted subsidiary that guarantees our obligations under the senior secured credit facilities will guarantee the notes, except, that due to certain regulatory and other considerations, our subsidiary Telesat Asia Pacific Satellite (HK) Limited (“TAPS”) was not initially required to, and has not yet guaranteed, our senior secured credit facilities and was not required to guarantee the notes on the issue date, but we are required under the senior secured credit facilities to use commercially reasonable efforts to cause TAPS to become a guarantor.

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

The Telesat Canada Acquisition

On October 31, 2007, Telesat Interco, a Canadian company and wholly-owned subsidiary of Telesat Holdings, a Canadian company indirectly owned by PSP Investments and Loral, acquired 100% of the stock of Telesat Canada and certain other assets from BCE for $3.25 billion (approximately US$3.42 billion at an October 31, 2007 exchange rate of US$1.00/$0.9499) (the “Telesat Canada Acquisition”).

PSP Investments, through its wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), contributed to Telesat Holdings US$525 million in cash in exchange for (a) shares of 7% fixed rate senior non-convertible PIK mandatorily redeemable preferred stock of Telesat Holdings (the “Holding PIK Preferred Stock”), (b) common shares of Telesat Holdings representing approximately 30% of the participating equity of Telesat Holdings, and (c) voting participating preferred shares of Telesat Holdings representing approximately 6% of the participating equity of Telesat Holdings. The voting participating preferred shares are convertible into common shares on a one-for-one basis and have all of the rights of common shares, except that they do not have the right to vote for the election of directors of Telesat Holdings. The voting participating preferred shares do not have any liquidation preference or dividend rights above the common shares. In a related transaction, Red Isle transferred to Telesat Holdings $55,163,172, representing the market value of certain foreign exchange contracts entered into by Red Isle, in exchange for the issuance to Red Isle of a portion of the 36% equity shareholding acquired by Red Isle, in the form of voting participating preferred shares. We refer to these equity contributions as the Equity Financing.

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

Loral indirectly holds shares in Telesat Holdings effectively representing 64% of the economic interests and 33 1/3% of the voting power of Telesat Holdings and PSP Investments indirectly holds shares effectively representing 36% of the economic interests, 66 2/3% of the voting power, other than in respect of the election of directors, and together with two other Canadian investors, 66 2/3% of the voting power for the election of directors, of Telesat Holdings. Telesat Holdings owns all of the issued and outstanding shares of Telesat Interco, and Telesat Interco owns all of the issued and outstanding shares of Telesat Canada.

B. Business overview

We are a leading global fixed satellite services operator, with facilities around the world. The combination of Telesat Canada and Loral Skynet created a powerful international platform supporting (i) strong video distribution and DTH neighborhoods in North America characterized by long-term contracts with blue chip customers and significant contractual backlog, (ii) an efficient enterprise and government services business that provides North American customers with end-to-end communications services, and (iii) a strong international video distribution, enterprise services and government services business.

Through our deep commitment to customer service and focus on innovation and technical expertise, we have developed strong relationships with a diverse range of high-quality customers, including many of the world’s largest video and data service providers. Our current customers include North American DTH providers Bell TV, Shaw Direct and DISH Network, and leading telecommunications and media firms such as HBO, Chellomedia Programming, Canadian Broadcasting Corporation and CTV.

Our North American Broadcast and Enterprise Services customer service contracts are typically multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. As a result, we had approximately $5.5 billion in contracted revenue backlog as of December 31, 2010. See “Business overview — Sales and Marketing — Revenue Backlog” for additional information.

The North American focused part of our satellite fleet is comprised of three owned FSS satellites, Anik F1R, Anik F2 and Anik F3, and four owned DBS satellites, Nimiq 1, Nimiq 2, Nimiq 4 and Nimiq 5. We also have one additional North American satellite under construction: Nimiq 6, which we anticipate will be launched in the first half of 2012. We have also entered into agreements to acquire Loral’s rights to the Canadian payload on the ViaSat 1 satellite, which we anticipate will be launched in the summer of 2011. The international focused part of our satellite fleet is comprised of five owned FSS satellites: Anik F1, Telstar 11N, Telstar 12, Telstar 14/Estrela do Sul and Telstar 18. We also have one additional international satellite, Telstar 14R/Estrela do Sul 2, which is currently under construction and which we anticipate will be launched in mid-2011. Our Anik G1 satellite, which is currently under construction and anticipated to be launched in the second half of 2012, will have both North American and South American coverage.

We also operate numerous satellites for third parties.

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

Satellite Communication Benefits

Satellite operators compete with terrestrial network operators (e.g., cable, DSL, fiber optic and microwave broadcasting) in the market for video, data and voice communication services. We believe that satellite services have several advantages over these competing communication platforms, including:

•	satellite remains a cost-effective and efficient means to deliver a signal (TV, radio, internet) to hundreds or millions of locations in a large geographic area;
•	the ability to provide ubiquitous coverage over a large geographic region allowing for the addition of sites at a lower marginal cost. Unlike cable and fiber lines, satellites can readily provide broadcast and communication services over large areas and to remote locations where the population density may not be high enough to warrant the expense of building a terrestrial-based communications network;
•	the ability to bypass shared and congested terrestrial links, further enhancing network performance;
•	ease and speed of service provision through a one-stop-shop solution. In cases where a terrestrial-based communications network does not reach 100% of a customer’s sites, a satellite-based network that covers the entire area may provide a complete solution for the customer; and
•	sufficient bandwidth for new technologies and video and data offerings, such as HDTV.

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

Satellite Services

Satellite services can be used for a variety of content distribution, data communications and other applications:

•	TV Programming Distribution: Throughout the world, the primary method for delivering television programming to cable and other terrestrial networks is via satellite. The ability to uplink the content once, and distribute it to thousands of cable headends and other video aggregation facilities over broad geographic areas makes satellite technology a compelling value for distributors of television programming because the cost of distribution is often based on the amount of content being distributed, irrespective of the number of receive sites or the distance from the uplink sites to the receive sites.
•	Direct-To-Home Video: The same dynamics that make satellite technology ideal for distributing television programming to terrestrial networks also makes it ideal for delivering television programming directly to consumers using smaller antennas, or satellite dishes, and satellite capacity. This is known as “Direct-To-Home” or “DTH” video broadcasting.
•	Enterprise Services: By combining satellites with ground based infrastructure such as teleports that transmit signals to, and receive signals from, satellites, satellite network services operators are able to provide enterprises and governments with rapid and reliable communications solutions.

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

Competitive Strengths

Our business is characterized by the following key competitive strengths:

Leading Global FSS Operator

We are the fourth largest FSS operator in the world and the largest in Canada, with a strong and growing business. We have a leading position as a provider of satellite services in the North American video distribution market. We provide services to both of the major DTH providers in Canada, Bell TV and Shaw Direct, who together have approximately 2.9 million subscribers, as well as to EchoStar (Dish Network) in the United States, who has over 14 million subscribers. Our international satellites are well positioned in emerging, high growth markets and serve high value customers in those markets. Telstar 11N provides service to American, European and African regions and aeronautical and maritime markets of the Atlantic Ocean Region. Telstar 12 provides intercontinental connectivity from the Americas to the Middle East. Telestar 14/Estrela do Sul offers high powered coverage of the Americas, the Gulf of Mexico, the Caribbean and the North Atlantic Ocean Region (“NAOR”). Telstar 18 delivers video distribution and contribution throughout Asia and offers connectivity to the US mainland via Hawaiian teleport facilities. Our current enterprise services customers include leading telecommunications service providers as well as a range of network service providers and integrators, who provide services to enterprises, governments and international agencies and multiple ISPs.

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

Broadcast:	North American DTH providers Bell TV, Shaw Direct and EchoStar (DISH Network), and leading telecommunications and media firms such as HBO, Chellomedia Programming, Canadian Broadcasting Corporation and CTV.
Enterprise:	Bell Canada, NorthwesTel, Lockheed Martin, Suncor, Global Crossing and CapRock Communications.
Consulting:	WildBlue, Light Squared, EchoStar and MacDonald, Dettwiler and Associates

Large Contracted Backlog and Young Satellite Fleet Underpin Anticipated Growth and High Revenue Visibility

Historically, we have been able to generate strong cash flows from our operating activities due to the high operating margins in the satellite industry and our disciplined control of expenses. The stability of our cash flows is underpinned by our large revenue backlog. As of December 31, 2010, we had contracted backlog for future services of approximately $5.5 billion, which represents a multiple of almost seven times revenue for the year ended December 31, 2010. Of the approximately $5.5 billion backlog, we anticipate that approximately 11% will be recognized as revenue in 2011 and the balance to be recognized in 2012 and thereafter. We have been able to generate significant backlog by entering into long-term contracts with our customers, in some cases for all or substantially all of a satellite’s orbital manoeuvre life.

This revenue backlog supports our anticipated growth. A significant proportion of our expected revenue growth is based on currently contracted business with our DTH provider customers for satellites in orbit and satellites that will be launched in the coming years. In addition to this backlog, we have historically experienced a high proportion of contract renewals with existing customers. Together these two factors have produced ongoing, stable cash flows.

The high quality and young age of our satellite fleet also positively impacts our cash flows as we manage capital expenditures. Three additional satellites, Nimiq 6, Telstar 14R/Estrela do Sul 2 and Anik G1, are under construction. We have also entered into agreements to acquire Loral’s rights to the Canadian payload on the ViaSat 1 satellite, which we anticipate will be launched in the summer of 2011.

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

Increase Cash Flow, Reduce Leverage and Maintain Strong Liquidity Profile

The satellite industry is characterized by a relatively fixed cost base that allows significant revenue growth with relatively minimal increases in operating costs, particularly for sales of satellite capacity. Thus, we anticipate that we can increase our revenues without proportional increases in our operating expenses, allowing us to expand our margins. We expect to continually review all aspects of our business to contain operating costs and improve our operating efficiency. To further enhance our liquidity, at the closing of the Telesat Canada transaction we established a five-year $153 million revolving credit facility that can be used for general corporate purposes including working capital and capital expenditures of which nil million dollars was outstanding at December 31, 2010 (excluding outstanding letters of credit).

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

Broadcast:  Our broadcast services business provided approximately 55% of our revenues for the year ended December 31, 2010. These services include:

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

Enterprise Services:  Our enterprise services provided approximately 41% of our revenues for the year ended December 31, 2010. These services include:

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

Government Services:  The United States Government is the largest single consumer of fixed satellite services in the world, and a significant user of our international satellites. Over the course of several years, we have implemented a successful strategy to sell through government service integrators, rather than directly to United States Government agencies. We are also a significant provider of satellite services to the Canadian Government, providing a variety of services from a maritime network for a Canadian Government entity to protected satellite capacity to the Department of National Defence for the North Warning System.

Consulting & Other:  Our consulting and other category provided approximately 4% of our revenues for the year ended December 31, 2010. Our consulting operations allow us to realize operating efficiencies by leveraging our existing employees and the facility base dedicated to our core satellite communication business. With over forty years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide, having provided services to businesses and governments in over thirty-five countries across six continents. In 2010, our international consulting business provided satellite-related services in approximately twenty countries.

We benefit from revenue diversity both in terms of the geographic location of our customers, based on the billing address of our customers, and the nature of the services provided. For the year ended December 31, 2010, we derived operating revenues, based on the billing address of the customer, in the following geographic regions:

Year Ended December 31, 2010
(in CAD$ millions)
North America	$680
Asia and Australia	16
Europe, Middle East and Africa	77
Latin America	48

For the year ended December 31, 2010, we derived operating revenues from the following services:

Year Ended December 31, 2010
Broadcast	55%
Enterprise Services	41%
Consulting and Other	4%

Sales and Marketing

We have organized our sales effort by North American Broadcast, North American Enterprise, and International to allow our sales teams to focus on different customer bases that can take advantage of the different types of services enabled by our various satellites. Our account teams typically include an experienced sales executive, supported by an application engineering team that provides both pre-sale and post-sale technical advice and consultation to our customers. Our sales staff is partially compensated based on meeting and exceeding individual revenue quota targets.

We sell our services worldwide primarily through a direct sales force located at our headquarters in Ottawa and at our regional offices including our offices in London, Singapore, Rio de Janeiro, Bedminster (New Jersey), Washington (D.C.), Montreal and Toronto.

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

Revenue Backlog

Contracted revenue backlog represents our expected future revenues (without discounting for present value) under all current contractual service agreements, including any deferred revenues that we will recognize in the future in respect of cash already received. The significant majority of this contractual backlog is in respect of service or other agreements for satellite capacity. Our contracted backlog is comprised of all amounts due under a contract through the expiration date. We do not assume a given contract will be renewed beyond its stated expiration date. As of December 31, 2010, our contracted backlog, including our satellites under construction, was approximately $5.5 billion. This amount includes approximately $377 million of customer prepayments that Telesat has already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. In the case of our satellites under construction we would be obligated to return the customer prepayments made under service agreements for that satellite if the launch was to fail. Those repayments would be funded by insurance proceeds, cash on hand and/or funds available under our revolving credit facility. Also, if the launches were significantly delayed, our customers could exercise rights of termination under their service agreements and we may in such instance be obligated to return certain prepayments received from the customers plus interest.

Our actual realized revenues may differ from the revenues we expect to realize based on our contractual backlog, and such differences may be material. See “Item 3D. Risk Factors — Risks Related to Our Business” for a discussion of some of the factors that may affect our revenues.

Patents and Proprietary Rights

As of December 31, 2010, Telesat had five patents, all in the United States. These patents expire between 2018 and 2021.

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

Competition

We are one of three global FSS operators. We compete against other global, regional and national FSS operators and, for certain services and in certain regions, with providers of terrestrial-based communications services.

Fixed Satellite Operators

The other two global FSS operators are Intelsat, Ltd. (“Intelsat”) and SES S.A. (“SES”). We also compete with a number of nationally or regionally focused FSS operators around the world, including Eutelsat S.A. (“Eutelsat”), the third largest FSS operator in the world.

Intelsat, SES and Eutelsat are each substantially larger than we are in terms of both the number of satellites they have in-orbit as well as their revenues. We believe that Intelsat and its subsidiaries together have a global fleet of over fifty satellites, that SES and its subsidiaries have a fleet of over forty satellites, and that Eutelsat and its subsidiaries have a fleet of over twenty satellites and additional capacity on another three satellites. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, and may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure. In addition, their larger sizes may enable them to devote more resources, both human and financial, to sales, operations, product development, and strategic alliances and acquisitions.

Regional and domestic providers:  We also compete against regional FSS operators, including:

•	in North America: Ciel, ViaSat/Wildblue, HNS, EchoStar, Satmex and Hispamar;
•	in Europe, Middle East, Africa: Eutelsat, Arabsat, Nilesat, Hellas Sat, Turksat and Spacecom;
•	in Asia: AsiaSat, Measat, Thaicom, APT, PT Telkom, Optus and Asia Broadcast Satellite; and
•	in Latin America: Satmex, Star One, Arsat, HispaSat and Hispamar.

A number of other countries have domestic satellite systems that we compete against in those markets.

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization commitments to liberalize trade in basic telecommunications services. As of February 2011, approximately 74 non-Canadian FSS satellites are listed as having been approved by Industry Canada for use in Canada. Three of these are Telesat satellites licensed by other administrations. The growth in satellite service providers using or planning to use Ka-band, including ViaSat/Wildblue, Eutelsat, HNS, Yahsat and others, will result in increased competition.

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

Government Regulation

Canadian Regulatory Environment

The Telesat Divestiture Act

Telesat Canada was established by the Government of Canada in 1969 under the Telesat Canada Act. As part of the Canadian government’s divestiture of its shares in Telesat Canada, pursuant to the Telesat Canada Reorganization and Divestiture Act (1991), or the Telesat Divestiture Act, Telesat Canada was continued on March 27, 1992 as a business corporation under the CBCA, the Telesat Canada Act was repealed and the Canadian government sold its shares in Telesat Canada. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and that its affairs cannot be wound up unless authorized by an Act of Parliament. See “Item 3D. Risk Factors — Risks Related to the Notes — Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of the notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.” In addition, Telesat Canada and its shareholders and directors cannot apply for Telesat Canada’s continuation in another jurisdiction or dissolution unless authorized by an Act of Parliament.

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

The Telecommunications Act

Telesat Canada is a Canadian carrier under the Telecommunications Act (Canada), or the Telecom Act. The Telecom Act authorizes the Canadian Radio-Television and Telecommunications Commission (“CRTC”) to regulate various aspects of the provision of telecommunications services by us and other telecommunications service providers. Under the current regulatory regime, we have pricing flexibility subject to a price ceiling of $170,000 per transponder per month on certain full period FSS services offered in Canada under minimum five-year arrangements, and otherwise we are not required to file tariffs for approvals. DBS services offered within Canada are also subject to CRTC regulation, but have been treated as distinct from its FSS services and facilities. We require CRTC approval of customer agreements relating to the sale of DBS capacity in Canada, including the rates, terms and conditions of service set out therein. Section 28(2) of the Telecom Act provides that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada. The exercise by the CRTC of its rights under section 28(2) of the Telecommunications Act could affect our relationship with existing customers, which could have a material adverse effect on our results of operations, business prospects and financial condition.

Radiocommunication Act

Our operations are also subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act (Canada). Industry Canada has the authority to issue licenses, establish standards, assign Canadian orbital locations, and plan the allocation and use of the radio frequency spectrum, including the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for Industry Canada has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. Our licenses to operate the Anik and Nimiq satellites require us to comply with research and development and other industrial and public benefit commitments, to pay annual radio authorization fees, and to provide all-Canada satellite coverage.

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

Contribution Collection Mechanism

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges based on their Canadian telecommunications service revenues, minus certain deductions (e.g., retail Internet and paging revenues, terminal equipment sales and inter-carrier payments). The contribution rate varies from year to year. It was initially set at 4.5% of eligible revenues but was significantly reduced in subsequent years. The rate for 2010 was 0.73%.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the United States.

We have chosen to operate our U.S.-authorized satellites on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual fees to defray the FCC’s regulatory expenses. Annual and quarterly status reports must be filed with the FCC for interstate/international telecommunications and we must contribute funds supporting the FCC’s Universal Service Fund (“USF”) with respect to eligible United States telecom revenues on a quarterly and annual basis. The USF contribution rate is adjusted quarterly and is currently set at 15.5% for the first quarter of 2011. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only). Telesat’s United States telecom revenues that are USF eligible are currently de minimis and USF payments are not required.

The FCC currently grants satellite authorizations on a first-come, first-served basis to applicants who demonstrate that they are legally, technically and financially qualified, and that the public interest will be served by the grant. Under licensing rules, a bond must be posted for up to US$3 million when an FSS satellite authorization is granted. Some or the entire amount of the bond may be forfeited if there is failure to meet any of the milestones for satellite contracting, design, construction, launch and commencement of operations. According to current licensing rules, the FCC will issue new satellite licenses for an initial fifteen-year term and will provide a licensee with an “expectancy” that a subsequent license will be granted for the replacement of an authorized satellite using the same frequencies. At the end of the 15 year term, a satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time subject to certain restrictions.

To facilitate the provision of FSS in C-, Ku- and Ka-band frequencies in the United States market, foreign licensed operators can apply to have their satellites placed on the FCC’s Permitted Space Station List. Our Anik F1, Anik F1R, Anik F2, Anik F3 and Telstar 14/Estrela do Sul satellites are currently on this list.

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

Landing Rights and Other Regulatory Requirements

In addition to regulatory requirements governing the use of orbital locations, most countries regulate transmission signals to, and for uplink signals from, their territory. Telesat has landing rights in more than 140 countries worldwide. In many jurisdictions, landing rights are granted on a per satellite basis and applications must be made to secure landing rights on replacement satellites.

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

Under the ITU Radio Regulations, a country that places a satellite or any ground station into operation without completing coordination and notification would be vulnerable to interference from other systems and might have to alter the operating parameters of its satellite network if the ITU found that the satellite caused harmful interference to other users already entered in the MIFR or with a network that had been earlier-filed with the ITU-BR.

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

Capital Expenditures

For a description of our principal capital expenditures during the past two fiscal years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures.”

Property

We own or lease, as described, the satellites and other property identified under “Item 4D. Property, plants and equipment — In-Orbit Satellites”, “Item 4D. Property, plants and equipment — Rights to Other Satellites” and “Item 4D. Property, plants and equipment — Satellite Operations and Related Facilities — Satellite Control Centre and Teleport/Earth Station Facilities.”

C. Organizational structure.

Our corporate structure is as follows:

(1)	PSP Investments holds 30% of the shares eligible to vote for directors; the remaining 36 2/3% of shares eligible to vote for directors is held by two independent individuals.
(2)	Telesat LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Telesat Canada and exists primarily for the purpose of serving as a co-issuer of Telesat Canada’s 11% senior notes due November 1, 2015 and 12.5% senior subordinated notes due November 1, 2017 and co-borrower under our senior secured credit facilities.

D. Property, plants and equipment.

In-Orbit Satellites

Our North American focused fleet is comprised of three owned FSS satellites (Anik F1R, Anik F2 and Anik F3), and four owned DBS satellites (Nimiq 1, Nimiq 2, Nimiq 4 and Nimiq 5). Our international fleet is comprised of five owned FSS satellites (Anik F1, Telstar 11N, Telstar 12, Telstar 14/Estrela do Sul and Telstar 18).

Our operations and engineering personnel are actively involved in all stages of the lifecycle of a satellite from the design through the deorbiting of the satellites that we procure. Our personnel work directly with our contractors at the contractor’s site to provide technical input and monitor progress during the satellite’s design, construction and launch phases. Our personnel operate all of our owned satellites throughout the life of the satellite. We monitor earth station operations and around-the-clock satellite control and network operations in order to respond when problems occur. In addition, we have in place contingency plans, which we review on a regular basis, for technical problems that may occur during the life of a satellite. We also work closely with earth station manufacturers to test and implement the earth stations that we procure, and to resolve technical problems as they arise.

The table below summarizes selected data relating to our owned in-orbit satellite capacity as of December 31, 2010:

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Manoeuvre Life(1)	Our Transponders			Hosted Transponders L-band(3)	Model
					C-band(2)	Ku-band(2)	Ka-band
Nimiq 1	91.1° WL Canada, Continental United States	May 1999	2011	2024	—	32@24MHz	—	—	A2100 AX (Lockheed Martin)
Nimiq 2(4)	91.1° WL Canada, Continental United States	December 2002	2015	2021	—	11@24MHz		—	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	September 2008	2023	2027		32@24MHz	8@54MHz		E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	September 2009	2024	2035		32@24MHz			SS/L 1300
Anik F1(5)	107.3° WL South America	November 2000	2016	2018	12@36MHz (S. America)	16@27MHz (S. America)	—	—	BSS702 (Boeing)
Anik F2	111.1° WL Canada, Continental United States	July 2004	2019	2027	24@36MHz	32@27MHz	31@56/112MHz 6@500MHz 1@56/112MHz	—	BSS702 (Boeing)
Anik F1R(3)	107.3° WL North America	September 2005	2020	2023	24@36MHz	32@27MHz	—	2@20MHz	E3000 (EADS Astrium)
Anik F3	118.7° WL Canada, Continental United States	April 2007	2022	2026	24@36MHz	32@27MHz	2@75MHz (500MHz)	—	E3000 (EADS Astrium)
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	February 2009	2024	2026		39@27/ 54MHz			SS/L 1300
Telstar 12(6)	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	October 1999	2012	2016	—	37@54MHz	—	—	SS/L 1300
Telstar 14/ Estrela do Sul	63° WL Brazil And portions of Latin America, North America, Atlantic Ocean	January 2004	2019	2011	—	9@72MHz 9@36MHz 2@28MHz 1@56MHz	—	—	SS/L 1300
Telstar 18(7),(8)	138° EL India, South East Asia, China, Australia And Hawaii	June 2004	2017	2018	18@36MHz 1@54MHz	6@54MHz 1@40MHz	—	—	SS/L 1300

(1)	Our current estimate of when each satellite will be decommissioned, taking account of anomalies and malfunctions the satellites have experienced to date and other factors such as remaining fuel levels, consumption rates and other available engineering data. These estimates are subject to change and it is possible that the actual orbital manoeuvre life of any of these satellites will be shorter than we currently anticipate. Further, it is anticipated that the payload capacity of each satellite may be reduced prior to the estimated end of orbital manoeuvre life. For example, we currently anticipate that we will need to commence the turndown of transponders on Anik F1 prior to the End of Orbital Maneuver Life, as a result of further degradation in available power. See “Item 3D. Risk Factors — Risks Related to Our Business — The actual orbital manoeuvre lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital manoeuvre lives.”
(2)	Includes the DBS Ku-band, extended C-band and extended Ku-band in certain cases.
(3)	We do not provide service in the L-band. The L-band payload is licensed to our customer by the FCC.
(4)	It is expected that the available capacity on Nimiq 2 will be reduced over time as a result of power system limitations due to malfunctions affecting available power. The number of Ku-band transponders stated above refers to the number of active saturated Ku-band transponders as of December 31, 2010.
(5)	Anik F1’s orbital manoeuvre life is constrained by power availability.
(6)	Telstar 12 has thirty-eight 54MHz transponders. Four of these transponders are leased to Eutelsat to settle coordination issues, and we lease back three of these transponders.
(7)	Includes 16.6MHz of C-band capacity provided to the Government of Tonga in lieu of a cash payment for the use of the orbital location.
(8)	The satellite carries additional transponders (the “APT transponders”), not shown on the table, as to which APT has a prepaid lease through the end of life of the satellite in consideration for APT’s funding a portion of the satellite’s cost. This transaction was accounted for as a sales-type lease, because substantially all of the benefits and risks incident to the ownership of the leased transponders were transferred to APT. We have agreed with APT among other things that if we are able to obtain the necessary approvals and licenses from the U.S. government under U.S. export laws, we would transfer title to the APT transponders on Telstar 18 to APT, as well as a corresponding interest in the elements on the satellite that are common to or shared by the APT transponders and our transponders. Telesat acquired two transponders from APT for an additional payment in August 2009.

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

In September 2006, Nimiq 2 experienced a failure of a solar array circuit, resulting in a reduction of available power. In March 2009, Nimiq 2 experienced a failure of an additional solar array circuit, resulting in further reduction in available power. Presently, we are able to support eleven of Nimiq 2’s thirty-two Ku-band transponders operating at saturation; however, it is currently expected that the available capacity will be reduced over time. There is insufficient power to operate the Ka-band payload carried by the satellite (which consists of two transponders) on a full-time, full-power basis.

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

We have experienced and continue to experience intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads on Anik F2. Boeing, the manufacturer, has completed its investigation of these anomalies. The majority of the affected Ka-band units continue to remain in service through modifying operational configurations. Four of the six affected Ku-band TWTAs have been switched out for spares however these can be brought back into service if required. In February 2010, Anik F2 experienced an anomaly with one of its two telemetry transmitters. An investigation is underway to determine the cause and to attempt to restore some level of redundancy. While the failure of a single telemetry transmitter does not impact satellite operations or the service we provide to our customers, in the event we are unable to restore any redundancy and the second telemetry transmitter were to fail we would cease receiving important information from the satellite regarding its position in orbit and health. Without this information our ability to operate the satellite would be adversely effected and were we to experience a further anomaly on the satellite under such circumstances, we could be at significantly greater risk of experiencing a satellite failure and complete loss of service to our customers.

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

Telstar 14/Estrela do Sul’s North solar array only partially deployed after launch, diminishing the power and expected orbital manoeuvre life of the satellite. At the end of March 2004, the satellite began commercial service with substantially reduced available transponder capacity and with an expected life reduced to 2011. An insurance claim was filed and paid to Loral in 2005 for these losses. Telstar 14/Estrela do Sul has experienced a loss of some redundant equipment that has not impacted satellite operations to date.

Telstar 18 has experienced a failure of one of its two telemetry transmitters and a mitigation strategy to attempt to restore some level of redundancy is being implemented. While the failure of a single telemetry transmitter does not impact satellite operations or the service we provide to our customers, in the event we are unable to restore any redundancy and the second telemetry transmitter were to fail we would cease receiving important information from the satellite regarding its position in orbit and health. Without this information our ability to operate the satellite would be adversely effected and were we to experience a further anomaly on the satellite under such circumstances, we could be at significantly greater risk of experiencing a satellite failure and complete loss of service to our customers. Telstar 18 has experienced a loss of some other redundant equipment that has not impacted satellite operations to date.

In general, our satellites are exposed to the potential risk of loss. See “Item 3D. Risk Factors — Risks Related to Our Business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts” for more information about the risks of loss associated with satellite anomalies.

Rights to Other Satellites

In addition, we have rights to the following satellite capacity to end of service life of those satellites:

•	Satmex 5: three 36MHz Ku-band transponders;
•	Satmex 6: two 36MHz C-band transponders; two 36 MHz Ku-band transponders; and
•	Agila 2 (Mabuhay): two 36MHz C-band transponders and five and one half 36MHz Ku-band transponders.

Planned Satellites

As of December 31, 2010, we had entered into contractual arrangements with SS/L for the construction of:

•	Telstar 14R/Estrela do Sul 2: which we anticipate will be launched in mid-2011. Telstar 14R/Estrela do Sul 2 is designed to replace and expand upon Telestar 14/Estrela do Sul and will have 58 transponder equivalents (36MHz). It will be located at the 63° WL orbital location, and provide coverage of South America, Continental US and the North and Mid-Atlantic Ocean region;
•	Nimiq 6: which we anticipate will be launched in the first half of 2012. Nimiq 6 will have 32 high powered Ku-band transponders and Bell TV has agreed to contract for the use of this new satellite for its lifetime to serve Bell TV subscribers across Canada. This satellite will be located at the 91.1° WL orbital location and provide coverage of Canada; and
•	Anik G1: which we anticipate will be launched in the second half of 2012. Anik G1’s 16 extended Ku-band transponders have been contracted to Shaw Direct, and its three X-band transponders have been contracted to Paradigm Services, in both cases for the life of the satellite. Anik G1 also will have capacity over South America that will replace the Ku-band capacity on our Anik F1 satellite and double Anik F1’s South American C-band transponders. Anik G1 will be located at the 107.3° WL orbital location.

On March 1, 2011 we entered into agreements to acquire Loral’s rights to the Canadian payload on the ViaSat 1 satellite, which is being built by Space Systems/Loral, and which we anticipate will be launched in the summer of 2011. Barrett Xplore has contracted for the Canadian payload on ViaSat 1 (excluding the non-geostationary orbit (NGSO) frequencies) for 15 years. ViaSat 1 will be located at the 115° WL orbital location.

Potential Future Satellites

We have certain satellite spectrum resources and access to orbital locations as described below. These spectrum resources and orbital locations provide us with the opportunity to add to our satellite fleet in order to expand our services and activities. In addition, we replace existing satellites from time-to-time, as necessary. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such capacity.

Our Orbital Locations

To date, Telesat Canada has been authorized by Industry Canada and operates spacecraft in the following Canadian DBS and FSS orbital locations, each of which is located between the east and west coasts of North America:

DBS
72.5°/72.7° WL	We have Industry Canada approval to use the 72.7° WL DBS orbital location. Nimiq 5 is currently in service at this orbital location. In addition, a satellite owned and used by another satellite operator is currently located in the 72.5° WL orbital location, under our direction and control.
82.0° WL	We have Industry Canada approval to operate at the 82.0° WL DBS orbital location. Nimiq 4 currently occupies this orbital location.
91.0° WL	We have Industry Canada approval to operate at the 91.0° WL DBS orbital location. Currently, Nimiq 1 and Nimiq 2 occupy this orbital location.
FSS
107.3° WL	We have Industry Canada approval for C-band, Ku-band and extended Ku-band operations at the 107.3° WL orbital location. Anik F1 and Anik F1R currently occupy this orbital location.
111.1° WL	We have Industry Canada approval for C-band, Ku-band and Ka-band at the 111.1° WL orbital location. Anik F2 currently occupies this orbital location.
118.7° WL	We have Industry Canada approval to operate a C-band, Ku-band and Ka-band spectrum at the 118.7° WL orbital location. Anik F3 currently occupies this orbital location.

At the present time, we have satellites that are authorized by the United States, the Kingdom of Tonga, and Brazil to operate in the following FSS orbital locations:

37.55° WL	We have FCC approval to operate Telstar 11N in Ku-band and extended Ku-band at the 37.55° WL orbital location.
15.0° WL	We have FCC approval to operate Telstar 12 in Ku-band and extended Ku-band at the 15° WL orbital location.
63.0° WL	We have ANATEL (Brazil) approval to operate the Telstar 14/Estrela do Sul satellite in Ku-band and extended Ku-band at the 63° WL orbital location.
138.0° EL	APT Satellite Company Limited (“APT”) has an agreement with the Friendly Islands Satellite Communications Company (“TONGASAT”) at 138° EL. We have a sub-license from APT to operate the Telstar 18 Satellite in C-band and Ku-band at this orbital location.

In June 2007, Canada’s Minister of Industry announced that five additional authorizations for orbital spectrum would be awarded to Telesat Canada as follows: for 17 GHz BSS (also known as RDBS) at each of the 72.5° WL, 82° WL and 86.5° WL orbital locations; and for both 17 GHz BSS and Ka-band at the 118.7° WL orbital location. Telesat Canada was subsequently awarded an authorization for extended Ku-band FSS and RDBS spectrum at the 111.1° WL orbital location. In December 2008, ANATEL granted Telesat a new concession for 63° WL under which Telesat will operate the Telstar 14R/Estrela do Sul 2 satellite. In September 2010, Industry Canada granted Telesat approval to operate an X-band payload on Anik G1 at 107.3° WL. We have also been authorized to use a number of C-, Ku-and Ka-band FSS and RDBS orbital locations by the Isle of Man government. There can be no assurance that we will make use of all orbital spectrum available to us. As part of our strategy to expand our existing operations, we routinely seek to develop orbital locations and frequencies available to us.

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

Satellite Operations and Related Facilities

Satellite Control Centre and Teleport/Earth Station Facilities

Our primary Satellite Control Centre (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates eleven Telesat owned satellites: Anik F1, Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Telstar 11N, Telstar 12 and Telstar 18 as well as numerous satellites that we operate for third parties. We operate our Telstar 14/Estrela do Sul satellite from our SCC in Rio de Janeiro, Brazil.

Telesat leases an area in its headquarters building of approximately 112,000 rentable square feet pursuant to a lease which provides for a fifteen year term (terminable by Telesat Canada at any time after ten years upon two years’ notice), commencing February 1, 2009. During 2010, Telesat sold its fifty percent interest, as tenant in common, in its headquarters building.

The Allan Park earth station, located northwest of Toronto, Ontario on approximately 65 acres of land, houses a customer support centre and a technical control centre. This facility is the single point of contact for Telesat’s customers internationally and is also the main earth station complex providing TT&C services for the satellites that we operate. The Allan Park earth station also houses our back-up satellite control centre for the Nimiq and Anik satellites. The back-up satellite control centre for the Telstar satellites is located at the Mount Jackson earth station. We would have the functional ability to restore satellite control services via the Allan Park and Mount Jackson back-up control centres if our primary SCCs became disabled.

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

Insurance Coverage

We comply with requirements to maintain satellite insurance under the terms of our debt financing arrangements. Under the most restrictive of these covenants, we are rquired to maintain insurance equal to a minimum of 50% of the net book value of certain operating satellites, and an average of 75% of the net book value across the satellite fleet. As of December 31, 2010, we complied with these requirements and have arranged in-orbit insurance policies that generally expire in May 2011.

We may discontinue or change our in-orbit insurance practices in the future. Some of our satellite in-orbit insurance policies contain deductibles or coverage exclusions related to potential future failures of certain specific on-board components.

We do not insure our interests in Anik F1, Nimiq 2, Telstar 14/Estrela do Sul, or Telstar18. We also do not insure our transponders on Satmex 5, or our transponders on Satmex 6.

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

Except for the historical information contained in the following MD&A, the matters discussed below are not historical facts, but are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes”, “expects”, “plans”, “may”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend”, or “outlook” or other variations of these words. These statements, including without limitation those relating to Telesat and Telesat Canada, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to “Item 3.D — Risk Factors” and to note 21 to our audited consolidated financial statements. We undertake no obligation to update any forward-looking statements.

Basis of Presentation

BCE owned 100% of Telesat Canada and on December 18, 2006 announced the sale of Telesat Canada to a new company formed by Canada’s Public Sector Pension Investment Board (“PSP Investments”) and Loral Space & Communications Inc. (“Loral”).

On January 1, 2007, Telesat Canada, its parent Alouette Telecommunications Inc. (“Alouette”), a wholly owned subsidiary of BCE, and Telesat Canada’s subsidiary 4387678 Canada Inc. (“4387678”) were amalgamated. The name of the newly amalgamated entity was Telesat Canada.

On October 31, 2007, PSP Investments and Loral, through a newly formed entity called Telesat Holdings Inc., completed the acquisition of Telesat Canada from BCE. PSP Investments and Loral indirectly hold an economic interest in Telesat Holdings of 36% and 64%, respectively. Loral indirectly holds a voting interest of 33 1/3% on all matters. PSP Investments indirectly holds a voting interest of 66 2/3% on all matters except for the election of directors, and a 30% voting interest for the election of directors.

As part of the same transaction, substantially all of the assets of a Loral subsidiary, Loral Skynet, were transferred to Telesat Canada, along with the shares of all of the legacy Loral Skynet subsidiaries. Loral Skynet is a satellite communications company with substantial activities in satellite based communication services.

The financial information presented herein has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from United States GAAP. Please refer to note 23 to our audited consolidated financial statements for a summary of differences between Canadian and United States GAAP.

All amounts in this MD&A are in Canadian dollars unless otherwise specified.

Overview of the business

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting & Other.

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

At December 31, 2010, we provided satellite services to customers from our fleet of 12 in-orbit satellites. We currently have three satellites under construction: Telstar 14R/Estrela do Sul 2, which we anticipate will be launched in mid-2011, Nimiq 6, which we anticipate will be launched in the first half of 2012, and Anik G1, which we anticipate will be launched in the second half of 2012. We have also entered into agreements to acquire Loral’s rights to the Canadian payload on the ViaSat 1 satellite, which we anticipate will be launched in the summer of 2011.

Telesat Canada and its affiliates are authorized by governments, including those of Canada, the United States, Brazil and the Kingdom of Tonga, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenues are generally billed in advance to the customers and recognized in the month for which the service is rendered. Consulting revenue for cost plus contracts are recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for fixed price contracts.

Expenses

Our operations and administration expense consists mainly of labour, the cost of which is relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in expenses from operations and administration. Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be a significant expense as a result of the debt facilities entered into on October 31, 2007. Foreign exchange gains (losses) incurred on the translation of the U.S. dollar denominated debt and the gains (losses) on financial instruments resulting from variations in the exchange rate and interest rates on the market value of the cross-currency basis swap and interest rate swaps for the debt remain significant components of our net earnings.

Another significant operating expense is the straight-line amortization of the cost of each of our satellites over its useful life.

2010 Operating highlights

Expansion

On March 31, 2010, we completed an agreement for a lifetime payload on Anik G1 with one of our key customers, Shaw Direct, a leading provider of direct-to-home satellite television services in Canada.

On June 1, 2010, we announced our decision to procure Anik G1 from Space Systems/Loral. Construction of the satellite commenced in the second quarter of 2010, with the expected time of entry into commercial service being the second half of 2012. We selected International Launch Services for the Anik G1 launch. Anik G1 will include sixteen transponders operating in the extended Ku-band for Shaw Direct and will be co-located at the 107.3 degrees West Longitude orbital location with the Anik F1R satellite, which is already used by Shaw. Anik G1 will also have satellite capacity operating in the X-band frequencies for government services as well as capacity over South America that will replace the Ku-band capacity on Telesat’s existing Anik F1 satellite and double Anik F1’s South American C-band transponders. We anticipate repositioning Anik F1 from the 107.3 degrees West Longitude orbital position to another position following deployment of Anik G1.

In September 2010, we entered into a 15 year contract with Paradigm Services for the full X-band payload of three transponders on Anik G1. Paradigm Services serves the Canadian Department of National Defense, the British Ministry of Defence, and other governments through a combination of its own satellites and specialized capacity leases.

On March 1, 2011, Telesat Canada and one of its subsidiaries (“Telesat”) entered into agreements (the “Assignment and Assumption Agreements”) with Loral Space & Communications Inc. and one of its subsidiaries (“Loral”) pursuant to which Loral will assign to Telesat and Telesat will assume from Loral all of Loral’s rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, which is being built by Space Systems/Loral, Inc., and all related agreements. Under the Assignment and Assumption Agreements, Loral will receive from Telesat approximately US$13 million and will be reimbursed approximately US$48.2 million of net costs incurred through closing of the sale. In connection with the sale, Loral will also assign to Telesat and Telesat will assume Loral’s 15-year contract with Barrett Xplore Inc. for ViaSat 1. This transaction is expected to be completed in March 2011.

Corporate

In September 2010, we were recognized by Euroconsult, a leading analyst and research group in satellite communications, as Global Satellite Operator of the Year. This award recognizes our market leading position in such metrics as 2009 revenue growth, revenue growth rate for 2006-2009, as well as growth in 2009 EBITDA and EBITDA margin. The award evaluates both mobile and fixed satellite service providers.

In the third quarter, the Board of Directors of the Company authorized management to explore an initial public offering of the Company’s shares or other strategic alternatives that may arise.

Telesat partially settled its claim with some of its insurers with respect to Anik F1. Payment of US$5.9 million was received as compensation for the defective solar arrays on launch of the satellite in November 2000. For more details please refer to Note 21 of the Notes to our 2009 and 2010 Consolidated Financial Statements.

Regulatory

In July 2010, the Government of Canada adopted the legislative amendments that were proposed in its 2010 budget that eliminated the application of certain foreign ownership restrictions under the Telecommunications Act and the Radiocommunications Act, to Canadian satellite operators, like Telesat. We believe the elimination of these restrictions will give us access to additional sources of capital and, more generally, greater strategic flexibility to enhance our competitive position. The legislative amendments do not alter the Canadian government’s authority to review foreign investment in Canadian companies under the Investment Canada Act.

Future Outlook

Our commitment to providing strong customer service and our focus on innovation and technical expertise have allowed us to successfully build our business to date. Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow the core business and sell newly launched and existing in-orbit satellite capacity; and, in a disciplined manner, use the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and revenue growth and a strong foundation upon which we will seek to grow our revenue and cash flows. The growth is expected to come from our Telstar 14R/Estrela do Sul 2 satellite, which we anticipate will be launched in mid-2011, our Nimiq 6 satellite, which is expected to be launched in the first half of 2012, our Anik G1 satellite, which we anticipate will be launched in the second half of 2012, and the sale of available capacity on our existing satellites.

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

We anticipate that we can increase revenue without proportional increases in operating expenses, allowing for margin expansion. The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made the incremental cost to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. The relatively fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities, is expected to produce growth in operating income and cash flow.

For 2011, we remain focused on: increasing utilization on our existing satellites, constructing and launching the satellites we are currently procuring, securing additional customer requirements to support the procurement of additional satellites, and maintaining cost and operating discipline.

Results of Operations

Review of annual performance

In the current economic climate, our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With the launch of two satellites in 2009, the acquisition of the Canadian payload on ViaSat 1 and the construction of three other satellites currently underway, we believe we are well positioned to strengthen our overall financial position.

	Year Ended December 31,			% Increase (Decrease)
	2010	2009	2008	2010 vs. 2009
	(in CAD$ millions except percentages)
Broadcast	454	407	345	12%
Enterprise	335	349	334	(4%)
Consulting and other	32	31	32	3%
Total revenue	821	787	711	4%

Total revenue for 2010 was $821 million, an increase of $34 million from the $787 million in 2009.

Broadcast revenue increased by $47 million primarily due to the full year effect of Nimiq 5 revenue as the satellite was placed into service in October 2009. Other factors contributing to the increase in broadcast revenue include an increase in utilization of capacity on Anik F2, and revenues received as a result of the early termination of a customer contract. These increases in broadcast revenue were partially offset by the impact of the termination of the leasehold interest on the Telstar 10 satellite in July 2009 as well as the impact of the weaker average U.S. dollar on the conversion of our U.S. denominated revenue into Canadian dollars. Broadcast revenues were also impacted by a decrease in Nimiq 3 revenue related to the decommissioning of the satellite in the second quarter of 2009 and a decrease in Nimiq 2 revenue due to lower transponder availability.

Enterprise revenue decreased by $14 million in 2010 as compared to 2009, primarily due to the impact of the weaker average U.S. dollar, the termination of the leasehold interest on the Telstar 10 satellite in July 2009, and the termination of the General Motors and Ford contracts. These decreases were partially offset by the full year impact of Telstar 11N, which entered into commercial service in 2009, and the impact of new contracts for services on the Telstar 11N and Telstar 18 satellites.

Consulting revenue for 2010, which represented approximately 4% of revenue, remained consistent with prior year.

Total revenue for 2009 increased by $76 million to $787 million compared to $711 million for 2008. Broadcast and enterprise revenue increased by $62 million and $15 million, respectively, largely due to a full year effect of Nimiq 4 revenue, which was put into service in October 2008. The launch of Nimiq 5 also had a positive impact although more limited given it was put into service only in the fourth quarter of 2009. Finally, the launch of Telstar 11N also contributed positively to the results. Revenue was also favorably impacted by the stronger U.S. dollar. These increases were partially offset by a reduction in revenue related to the termination of our leasehold interests in Telstar 10 in July 2009, as well as the removal from service of Nimiq 3. Consulting revenue for 2009 remained in line with 2008.

Our net earnings for 2010 of $228 million are $203 million lower than the $431 million recognized in 2009 despite higher earnings from operations. The lower net income is mainly due to lower gains on foreign exchange as a result of a stronger Canadian dollar versus the U.S. dollar. As most of our debt is denominated in U.S. dollars, we were impacted by the effect of the change in foreign exchange rates on the conversion into Canadian dollars. The strengthening Canadian dollar as at December 31, 2010 created a foreign exchange gain of approximately $164 million in 2010, while the impact in 2009 was much more significant, at $499 million, thus creating a variation of $335 million in net earnings between those years. Partially offsetting these two factors were lower losses on changes in fair value of financial instruments, causing a net improvement of $106 million from 2009 to 2010. This amount includes an increase of $56 million in the fair value of our prepayment options on our debt. Refer to the section entitled “Correction of an immaterial error” in Note 18 of our Consolidated Financial Statements for more information on the prepayment options. Earnings from operations were $74 million higher than 2009, partially offsetting lower gains on foreign exchange.

Below are the foreign exchange rates impacting our financial statements this period:

	2010	2009	2008
CDN to USD spot rate	$1.0020	$0.9495	$0.8166
CDN to USD average rates	$0.9610	$0.8679	$0.9505

Operating Expenses

	Year Ended December 31,			% Increase (Decrease)
	2010	2009	2008	2010 vs. 2009
	(in CAD$ millions except percentages)
Amortization	251	257	236	(2%)
Operations and administration	186	220	248	(15%)
Cost of equipment sales	16	16	24	—
Impairment loss on long-lived assets	—	—	2	—
Impairment loss on intangible assets	—	—	483	—
Total operating expenses	453	493	993	(8%)

Amortization

For the year ended December 31, 2010, amortization of $251 million was $6 million or 2% lower than in 2009. Amortization on satellites increased by $8 million as a result of the commencement of services on Telstar 11N (March 2009) and of Nimiq 5 (October 2009). This was offset by the effects of the termination of leasehold interests in Telstar 10 (July 2009), the retirement of Nimiq 3 (May 2009) and lower amortization on Anik F1 due to an extension in the end-of-life estimate. The amortization of earth stations, buildings and other decreased by $5 million as a result of the sale of the Kapolei earth station in May 2009, downsizing of sites and corresponding retirement of equipment. Amortization of intangibles decreased by $9 million primarily due to the drawdown of revenue backlog and customer relationship intangibles in mid-2009 and subsequent lower monthly amortization amounts.

For the year ended December 31, 2009, amortization of $257 million was $21 million or 9% higher than in 2008. Amortization on satellites increased by $31 million in the year as a result of the full year effect of Nimiq 4 as well as the commencement of service on Nimiq 5 and Telstar 11N. However, the increase was partially offset ($11 million) by the termination of our leasehold interests in Telstar 10 and the retirement of Nimiq 3. The amortization of intangibles and earth stations decreased by approximately $8 million as a result of the disposition of the revenue backlog and customer relationship intangibles related to the Telstar 10 transfer, the downsizing of offices/sites with the corresponding retirement of equipment and the sale of the Kapolei earth station in 2009. However, the intangible amortization was almost completely offset by an increase of approximately $9 million relating to customer relationship intangibles as a result of the accelerated amortization due to the termination of the General Motors and Ford contracts.

Operations and Administration

Operations and administration expenses of $186 million in 2010 was $34 million, or 15%, lower than 2009. The improvements were primarily due to cost reductions as a result of efficiencies gained from restructuring activities implemented in the prior year, reductions in expenses related to third party satellite capacity, lower bad debt expense, lower capital taxes and the elimination of expenses associated with the decreased revenue from enterprise customers in the automotive industry. The 2009 period also included a $3 million one-time restructuring charge. Finally, operating and administration expenses were also positively impacted by the weaker average U.S. dollar on the conversion of our U.S. denominated expenses into Canadian dollars.

Operations and administration expenses of $220 million in 2009 were $28 million, or 11%, lower than the same period in 2008. A significant portion of the decrease was attributable to a reduction in compensation as a result of efficiencies gained due to the combination of the Telesat Canada and Skynet operating platforms, of which the full benefits were realized in 2009. In-orbit insurance was also slightly lower due to a reduction in rates as well as the termination of our leasehold interest in Telstar 10 in July 2009. Finally, expenses related to travel, marketing, regulatory, maintenance and telecommunications were all lower due to gained efficiencies.

Cost of Equipment Sales

Cost of equipment sales for 2010 remained stable relative to 2009 and consistent with the fact that equipment sales revenue had similar levels in 2010 and 2009.

Cost of equipment sales for 2009 decreased by $8 million (or 33%) from 2008 to $16 million. This reduction was consistent with the reduction in equipment sales revenue, which decreased by 27% for the same period. Equipment sales have decreased from 2008 primarily as a result of fewer sales in the oil and gas industry. The decrease in cost of equipment sales was partially offset by lower expenses relating to Ka-band equipment sale. Cost of equipment sales remains a small portion of our operating expenses, representing only 3% of total operating expenses.

Impairment Loss on Long-Lived Assets

During the fourth quarter of 2008, we determined that as a result of certain satellite fuel studies, the anticipated life of the Nimiq 3 satellite was shorter than previously expected, resulting in an impairment loss of $2 million. The loss was measured as the excess of the net carrying amount of the satellite over its fair value. Nimiq 3 was removed from service in mid 2009. No impairment charges were recorded in 2009 or in 2010 because there were no other impairment indicators.

Impairment Loss on Intangible Assets

During 2008, we determined that the implied fair value of our orbital slots, which had been established in 2007 with the purchase price accounting treatment, had decreased below their carrying value. Several factors influenced the valuation of the orbital slots, including the challenging macro environment prevailing in 2008, the strength of the U.S. dollar as well as increases at the time of the valuation to satellite insurance and launch service costs. We recorded a charge to expense in the fourth quarter of 2008 of $483 million to reflect this impairment. No impairment charges were recorded in 2009 or in 2010 because there were no other impairment indicators. However, we do not currently believe that the impairment charge on the orbital slots, which was mainly the result of unusually high discount rates caused by market uncertainty, will have any significant impact on future operating results or liquidity.

Based on current economic conditions as well as industry trends towards insurance and launch services, we do not believe there is a significant risk for further impairment charges. However, assumptions are reviewed on an annual basis, or more frequently if required, to assess any potential impact on the fair value of our indefinite lived intangibles.

Interest Expense

	Year Ended December 31,			% Increase (Decrease)
	2010	2009	2008	2010 vs. 2009
	(in CAD$ millions except percentages)
Debt service costs	255	279	286	(9%)
Dividends on senior preferred shares	12	13	10	(8%)
Capitalized interest	(14)	(19)	(39)	(26%)
Interest expense	253	273	257	(7%)

Debt service costs decreased by $24 million for 2010 compared to 2009 primarily due to the impact of the weaker average U.S. dollar on the conversion of our U.S. denominated interest expense into Canadian dollars and a reduction in the average interest rate. Dividends on senior preferred shares decreased by $1 million in 2010 as compared to 2009 due to a decrease in the dividend rate from 8.5% to 7% beginning in July 2010. Capitalized interest decreased by $5 million in 2010 as compared to 2009 due to the status of the satellite construction programs. Telstar 11N and Nimiq 5 were under construction in 2009 and were in later stages of completion compared to Telstar 14R/Estrela do Sul 2, Nimiq 6 and Anik G1 which are under construction in 2010 but in earlier construction phases.

Debt service costs decreased by $7 million for 2009 compared to 2008 as a result of a lower weighted average interest rate in 2009, partially offset by the impact of the stronger U.S. dollar (on average in 2009) on interest expense relating to the U.S. dollar denominated debt. Dividends on senior preferred shares increased by $3 million for 2009 compared to 2008 as a result of the increase of the dividend rate in 2009. These shares have been classified as a liability on the balance sheet and therefore the accrued dividends are included as interest expense. Capitalized interest decreased by $20 million for 2009 compared to 2008 as a result of the status of the various satellite construction programs: Nimiq 5, Telstar 11N, and Telstar 14R/Estrela do Sul 2 were under construction in 2009 compared to Nimiq 4, Telstar 11N, and Nimiq 5 in 2008.

Foreign exchange and derivatives

	Year Ended December 31,			% Increase (Decrease)
	2010	2009	2008	2010 vs. 2009
	(in CAD$ millions except percentages)
Gain (loss) on change in fair value of financial instruments	(11)	(117)	242	(91%)
Foreign exchange gain (loss)	164	499	(697)	(67%)

The foreign exchange gain for 2010 was $335 million less than that for 2009. The gain was mainly the result of a stronger Canadian to U.S. dollar spot rate at December 31, 2010 ($1.0020) compared to the spot rate at December 31, 2009 ($0.9495) and the resulting favorable impact on our U.S. dollar denominated debt. The 2009 gain was larger because the Canadian dollar had strengthened to a larger extent against the U.S. dollar from the spot rate of $0.8166 at December 31, 2008 to the spot rate of $0.9495 at December 31, 2009. The 2010 foreign exchange gain was partially offset by a loss of $11 million on financial instruments, caused by fluctuations in the fair values of our cross-currency basis swap, interest rate swaps, and prepayment options on our Senior Notes and Senior Subordinated Notes. This represented a net improvement of $106 million from 2009 to 2010; a significant contributing factor was the increase of $56 million in the fair value of our prepayment options on our long term debt.

The foreign exchange gain for 2009 was $499 million compared to a loss of $697 million for 2008 resulting in a total variation of $1,196 million. The variation was mainly the result of a stronger Canadian dollar as at December 31, 2009 compared to the year ended December 31, 2008 and the resulting impact on our U.S. dollar denominated debt. The foreign exchange was partially offset by a loss of $117 million on financial instruments, caused by fluctuations in the fair values of our cross-currency basis swap, interest rate swaps, and prepayment options on our Senior Notes and Senior Subordinated Notes.

Other Income (Expense)

	Year Ended December 31,			% Increase (Decrease)
	2010	2009	2008	2010 vs. 2009
	(in CAD$ millions except percentages)
Interest income (expense)	2	1	2	100%
Performance incentive payments & milestone interest expense	(5)	(5)	(4)	—
Other	7	36	0	(81%)
Other income (expenses)	4	32	(2)	(88%)

Other income in 2010 included a $3 million gain from the sale of our ownership interest in our headquarters building in December 2010, $1 million income recognized from the expiry of unclaimed security deposits, and $1 million gain from the sale of real estate. Other income in 2009 was mainly the result of a $35 million gain recognized on the termination of our leasehold interest in Telstar 10 in the third quarter. Aside from these items, other income in 2010, 2009, and 2008 remained at a consistent level.

Income Taxes

	Year Ended December 31,			% Increase (Decrease)
	2010	2009	2008	2010 vs. 2009
	(in CAD$ millions except percentages)
Current income tax expense (recovery)	2	0	11	100%
Future income tax expense (recovery)	42	5	(176)	740%
Total income tax expense (recovery)	44	5	(165)	780%

The income tax expense for 2010 was $44 million and was higher than 2009 due to higher taxable income in 2010.

The income tax expense for 2009 was $5 million compared to an income tax recovery of $165 million for 2008. The increase in income tax expense was mainly due to higher earnings before tax and the absence of the orbital slot impairment in 2009, and was partially offset by the 2009 impact of the reduction in corporate income tax rates.

Backlog

Contracted revenue backlog represents our expected future revenue (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity, under contract through its expiration date. We do not make the assumption that a given contract will be renewed beyond its stated expiration date. Our contracted revenue backlog is attributable to satellites currently in-orbit and our satellites under construction, namely, Nimiq 6, Telstar 14R/Estrela do Sul 2 and Anik G1. It does not include any backlog attributable to ViaSat 1. As of December 31, 2010, our contracted backlog was approximately $5.5 billion. This amount includes approximately $377 million of customer prepayments that we have already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites and satellites under construction were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or part of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by any insurance proceeds we may receive, cash on hand and/or funds available under our revolving credit facility.

We expect our backlog to be recognized as follows:

	2011	2012	2013	2014	2015 and thereafter
	(in CAD$ millions)
Backlog	575	509	504	476	3,402

Liquidity and Capital Resources

Cash and Available Credit

As of December 31, 2010, we had $220 million of cash and short-term investments as well as approximately $153 million of borrowing availability under our Revolving Facility. We believe that cash and short-term investments as of December 31, 2010, cash flow from operations, including amounts from customer prepayments, and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirement for the next twelve months for activities in the normal course of business, including interest and required principal payments on debt as well as planned capital expenditures.

Cash Flows From Operating Activities

Cash provided by operating activities for 2010 was $345 million. Most of this amount came from operations before customer prepayments and refunds or any working capital changes. This figure increased by approximately $120 million from 2009 primarily due to higher revenue receipts and lower expenditures including less interest paid. Cash received from customer prepayments was $31 million this year, as compared to $83 million in 2009. The 2009 amount was higher primarily due to the receipt of prepayments as a result of the restructuring of a contract. Significant cash outflows in 2010 included $35 million of dividends paid on the senior preferred shares. The remaining variance is the result of variations in working capital.

Cash provided by operating activities for 2009 was $298 million. Sources of cash were primarily driven by positive cash flow from operations of approximately $225 million. An additional $83 million of cash was received on prepayments of future satellite services. The remaining variance is the result of variations in working capital.

Cash provided by operating activities for 2008 was $279 million. Cash inflow from operating activities was approximately $140 million with an additional $88 million coming from customer prepayments on future services.

Cash Flows Used in Investing Activities

Cash used in investing activities for 2010 was $235 million. Most of the cash outflow related to the capital expenditures of $262 million, offset by $27 million of proceeds primarily from the sale of our ownership interest in our headquarters building and our leasehold interest in the Telstar 10 satellite. The main components of the capital expenditure programs were the construction of Telstar 14R/Estrela do Sul 2 (anticipated to be launched in mid-2011), Nimiq 6 (planned launch in first half of 2012) and Anik G1 (planned launch in second half of 2012). We will continue using a significant amount of cash for future capital spending in the coming years with the ongoing construction of these satellites.

Cash used in investing activities for 2009 was $193 million. Most of the cash outflow related to the capital expenditures of $264 million, offset by $71 million of proceeds on the termination of the Company’s leasehold interest in the Telstar 10 satellite. The main components of the capital expenditure programs were the construction of the Nimiq 5 (launched in September 2009), Telstar 11N (launched in February 2009) and Telstar 14R/Estrela do Sul 2 (anticipated to be launched in mid-2011) satellites.

Cash used in investing activities for 2008 was $263 million, primarily resulting from capital expenditures of $273 million, partially offset by proceeds on the disposal of assets and the receipt of insurance proceeds received for the Anik F3 satellite. The main components of the capital expenditure programs were the construction of the Nimiq 4 (launched in September 2008), Telstar 11N and Nimiq 5 satellites.

Cash Flows Used in (From) Financing Activities

Cash used in financing activities for 2010 was $43 million, resulting from the repayment of debt financing of approximately $35 million, capital lease payments of approximately $3 million, and satellite performance incentive payments of approximately $5 million.

Cash used in financing activities for 2009 was $50 million, resulting from the repayment of debt financing of $54 million, capital lease payments of $15 million, and satellite performance incentive payments of $5 million offset by proceeds from borrowings of $24 million under the revolving facility.

Cash from financing activities for 2008 was $42 million, primarily resulting from the proceeds from borrowings of $187 million under the senior secured credit facilities, partially offset by repayment of debt financing of $92 million, the payment of debt issuance costs of $19 million on the exchange of the Senior bridge loan and Senior subordinated bridge loan for the Senior Notes and Senior Subordinated Notes, capital lease payments of $31 million and satellite performance incentive payments of $4 million.

Liquidity

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

The construction of Telstar 14R/Estrela do Sul 2, Nimiq 6 and Anik G1, the acquisition of the Canadian payload on ViaSat 1, as well as any other satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to utilize available orbital slots and further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Credit Facility, reinvest the proceeds in replacement satellites or pay down indebtedness under our Credit Facility. Subject to market conditions and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund additional replacement and new satellite construction programs.

Debt

Telesat Canada has senior secured credit facilities (the “Credit Facility”) arranged with a syndicate of banks. The Credit Facility is guaranteed by Telesat Holdings and certain Telesat Canada subsidiaries.

The Credit Facility

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

i — Revolving Facility

The Revolving Facility is a $153 million loan facility with a maturity date of October 31, 2012. Loans under the Revolving Facility currently bear interest at a floating rate plus an applicable margin based upon a leverage pricing grid. The Revolving Facility currently has an unused commitment fee of 25 bps that is subject to adjustment based upon a leverage pricing grid. As of December 31, 2010, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Canadian Term Loan Facility

The Canadian Term Loan Facility was initially a $200 million loan, with a maturity date of October 31, 2012. As of December 31, 2010, $170.0 million of the facility was drawn, which represents the full amount available following the mandatory repayments in 2008, 2009 and 2010. The Canadian Term Loan Facility bears interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 275 basis points. The required repayments on the Canadian term loan facility will be $90 million for the year ending December 31, 2011.

iii — U.S. Term Loan Facility

The U.S. Term Loan Facility was initially a US$1.9 billion (or, in Canadian dollars at historical rate, $2.0 billion) loan facility denominated in U.S. dollars with a final maturity date of October 31, 2014. The U.S. Term Loan Facility was made up of two facilities, a US$1.8 billion U.S. Term Loan I Facility and a US$150 million U.S. Term Loan II Facility. As of December 31, 2010, the amounts outstanding, which represents the full amounts available under these facilities were US$1.7 billion ($1.7 billion) and US$146.2 million ($145.9 million) respectively following the mandatory repayments in 2008, 2009 and 2010. The U.S. Term Loan Facility bears interest at LIBOR plus an applicable margin of 300 basis points.

The U.S. Term Loan II Facility was a 12 month delayed draw facility for satellite capital expenditures and had an unused commitment fee of ½ the applicable margin which was 150 basis points. The facility was fully drawn at the end of 2008, 2009 and 2010.

In order to hedge our currency risk over the life of the loans, we have a currency basis swap to synthetically convert US$1.1 billion of future U.S. dollar denominated payment obligations to $1.2 billion. This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount. As of December 31, 2010, the balance of this swap was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 382 basis points.

Senior Notes due November 1, 2015

The Senior Notes, in the amount of US$692.8 million, bear interest at an annual rate of 11.0% and are due November 1, 2015. The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.

Senior Subordinated Notes due November 1, 2017

The Senior Subordinated Notes, in the amount of US$217.2 million, bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.

As of December 31, 2010, we were in compliance with the financial covenants of our Credit Facility and the indentures governing our 11% Senior Notes due in 2015 and 12.5% Senior Subordinated Notes due in 2017.

Debt Service Cost

An estimate of the interest expense on the Facilities is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Credit Facility, the Senior Notes and the Senior Subordinated Notes. Our estimated interest expense for 2011 is approximately $242 million.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and changes in foreign exchange rates.

We use forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments. At December 31, 2010, we had outstanding foreign exchange forward contracts which require us to pay Canadian dollars $188.35 million to receive US$185.0 million. The fair value of these derivative contracts was a liability of $2.6 million as of December 31, 2010. These forward contracts mature between January 31, 2011 and December 31, 2011.

In order to hedge our currency risk, we have a currency basis swap to synthetically convert US$1.0 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt. As of December 31, 2010, the fair value of this derivative contract was a liability of $192.5 million. Most of this non-cash loss will remain unrealized until this contract is settled. The contract is due October 31, 2014.

On November 30, 2007, we entered into a series of five interest rate swaps to fix interest rates on US$600 million of U.S. dollar denominated debt and $630 million of Canadian dollar denominated debt for an average term of 3.2 years. On August 25, 2009, we entered into delayed-start interest rate swaps related to the $630 million of Canadian dollar denominated debt to extend their maturities to October 31, 2014. On October 1, 2009, we entered into a delayed-start interest rate swap for an additional CAD$300 million to fix the interest rate on Canadian dollar denominated debt from January 2011 to October 2014. As of December 31, 2010, the fair value of these derivative contracts was a liability of $49.4 million. These contracts mature on various dates between January 31, 2011 and October 31, 2014.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to prepayment options included in our Senior Notes and Senior Subordinated Notes. At December 31, 2010, the fair value of these embedded derivatives was an asset of $72.4 million (2009 – $15.9 million). The changes in fair value of these embedded derivatives are recorded on our consolidated statement of earnings as gain (loss) on financial instruments and are non-cash. The prepayment options on the Senior Notes and Senior Subordinated Notes will expire on their respective maturity dates of November 1, 2015 and November 1, 2017.

Capital Expenditures

We have entered into contracts for construction and launch of the Telstar 14R/Estrela do Sul 2 satellite, the Nimiq 6 satellite and the Anik G1 satellite. The outstanding commitments as of December 31, 2010 on these contracts are approximately $430 million. These expenditures will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.

For fiscal 2011, we expect our major cash requirements to include capital expenditures of approximately $257 million, repayment of $343 million in principal and interest payments on long-term debt (including the swaps), $5 million in capital lease payments and $27 million on operating leases. We expect to meet our cash needs for fiscal 2011 through a combination of operating cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.

Capital expenditures are as follows:

	Year Ended December 31,
	2010	2009
Canada	261	211
United States	1	53
Total capital expenditures	262	264

These amounts do not include projected capital expenditures related to ViaSat 1.

Contractual Obligations and Other Commercial Commitments

The following table summarizes the contractual obligations at December 31, 2010 that are due in each of the next five years and after 2015. This table does not include any future satellite expenditures not committed to at year end.

	2011	2012	2013	2014	2015	After 2015	Total
	(in CAD$ millions)
Senior secured credit facilities and notes, excluding interest and amortization of debt issue costs(1)	109.0	99.0	19.0	1,787.9	691.4	216.8	2,923.1
Interest on long term debt	170.1	165.1	162.8	152.4	90.5	49.7	790.6
Swaps, including interest	63.4	47.0	46.7	38.9	—	—	196.0
Capital leases, including interest	5.0	5.0	5.0	4.5	0.8	—	20.3
Operating leases	26.7	21.2	19.1	16.3	11.4	39.2	133.9
Post-retirement and employment benefit payments(2)	8.4	8.0	8.2	8.5	9.2	56.2	98.5
Commitments for capital expenditures(3)	257.4	164.3	0.4	0.4	0.4	7.1	430.0
Deferred satellite performance incentive payments, including interest	17.9	8.0	7.9	7.9	7.9	50.7	100.3
Total	657.9	517.6	269.1	2,016.8	811.6	419.7	4,692.7

(1)	See Note 13 to the audited consolidated financial statements of Telesat Holdings at December 31, 2010.
(2)	Benefit payments to 2020 only as obligations beyond this date are not quantifiable.
(3)	The commitments for capital expenditures include the construction, launch and insurance of the Anik G1, Nimiq 6 and Telstar 14R/Estrela do Sul 2 satellites (see note 21 to the audited consolidated financial statements of Telesat at December 31, 2010).

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

Market Risk

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets, as well as other assets. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

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

Our main currency exposures as at December 31, 2010 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 45% of our revenue for the year ended December 31, 2010, a large portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. dollars. As a result, the volatility of United States currency may expose us to foreign exchange risks. In 2010 and 2009, as a result of increases in the value of the Canadian dollar, we recorded foreign exchange gains of approximately $164 million and $499 million, respectively, prior to any impact from hedging instruments. In 2008 when the Canadian dollar was weaker, a loss of approximately $700 million was recorded.

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

We use the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;
•	a cross-currency basis swap to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and
•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Our derivative financial instruments also include embedded derivatives that are related to prepayment options contained in our Senior Notes and Senior Subordinated Notes.

Fair value of a financial instrument is the amount that willing parties would accept to exchange based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods. As required under Canadian GAAP, the fair values also include an adjustment related to the counterparty credit risk.

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

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations. The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at December 31, 2010, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)
(CAD millions, beginning of period)

	2011	2012	2013	2014	2015	Thereafter	Fair Value
							December 31, 2010
Long-term debt (USD denominated):
US Term Loans	1,844.9	1,825.9	1,806.9	1,787.8	—	—
Senior and Senior Subordinated Notes	908.2	908.2	908.2	908.2	908.2	908.2
Foreign exchange exposure	2,753.1	2,734.1	2,715.1	2,696.0	908.2	908.2
Foreign exchange derivatives:
Cross-currency basis swap	(1,020.3)	(1,009.8)	(999.3)	(988.8)	—	—	(192.5)
Net foreign exchange exposure	1,732.8	1,724.3	1,715.8	1,707.2	908.2	908.2

Interest Rate Exposure
(CAD millions, beginning of period)

	2011	2012	2013	2014	2015	Thereafter	Fair Value
							December 31, 2010
Long-term debt exposed to variable interest rate*:
CAD denominated (CDOR + spread)	1,357.5	1,255.3	1,163.0	1,150.8	—	—
USD denominated (Libor + spread)	824.5	795.0	765.5	736.0	—	—
Interest rate exposure	2,182.0	2,050.3	1,928.5	1,886.8	—	—
Interest rate derivatives:
Variable to fixed (CAD notional)	(630.0)	(930.0)	(930.0)	(930.0)	—	—	(33.9)
Average fixed rate (before spread)	3.68%	3.28%	3.28%	3.28%	—	—
Variable to fixed (USD notional)	(499.0)	—	—	—	—	—	(15.5)
Average fixed rate (before spread)	3.99%	—	—	—	—	—
Total interest rate exposure mitigated	(1,129.0)	(930.0)	(930.0)	(930.0)	—	—
Net interest rate exposure	1,053.0	1,120.3	998.5	956.8	—	—

*	Net of impact of cross-currency basis swap

In addition, we also entered into the following foreign exchange forward contracts in order to mitigate some exposure on future U.S. dollar denominated cash flows relating to capital expenditures and interest payments.

Forward Foreign Exchange Contracts (Anticipated Transactions)

(Receive USD/Pay CAD)	2011	2012	2013	2014	2015	Total	Fair Value (CAD)
Contract amount (USD millions)	185.0	—	—	—	—	185.0	(2.6)
Average contractual exchange rate	1.0180	—	—	—	—	1.0180

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

Related Party Transactions

As at December 31, 2010, 2009 and 2008, related parties consisted of PSP Investments and Loral, the common shareholders, together with their subsidiaries and affiliates. In addition to the documents related to the Telesat Canada Acquisition, we have also entered into various commercial arrangements with Loral and subsidiaries and affiliates of Loral. These arrangements primarily relate to the sale or use of satellite transponder capacity and consulting services, and are entered into in the form of either service agreements or consulting service agreements. See note 9, 12 and 22 to the consolidated financial statements.

Non-GAAP Measures

We have adjusted the 2009 comparative numbers in this section to reflect the impact of retrospectively recognizing prepayment options on our outstanding notes. Refer to the section entitled “Correction of an immaterial error” in Note 18 of our Consolidated Financial Statements for more information.

Consolidated EBITDA for Covenant Purposes

Under the terms of our Credit Facility, we are required to comply with certain financial ratio maintenance covenants.

Our Consolidated EBITDA for Covenant Purposes is defined as income (loss) before the deduction of income taxes for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, losses on asset dispositions, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense, consulting fees payable to Loral in mezzanine securities. Additional sums which may be added include collections on sales-type leases, and further adjustments made to revenues which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Telesat’s Consolidated EBITDA for Covenant Purposes include extraordinary and non-recurring gains, non-cash gains, gains on asset sales and gains on sales-type leases, unless collected during the period. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including gains or losses on derivative contracts).

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

The following is a reconciliation of earnings (loss) before income taxes, which is a GAAP measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in our credit agreement and the calculation of the ratio of Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes, and Consolidated Interest Expense to Consolidated EBITDA for Covenant Purposes as defined in our credit agreement. The terms and related calculations are defined in our credit agreement, a copy of which is publicly available.

(in CAD$ millions)	Year Ended December 31, 2010	Year Ended December 31, 2009
Earnings (loss) before income taxes	272.2	435.7
Less: impact of unrestricted subsidiary	0.5	0.9
Consolidated earnings for Covenant Purposes	272.7	436.6
Plus:
Interest expense – note 1	251.3	270.5
Depreciation expense – note 1	202.1	198.2
Any impairment charge or asset write-off and amortization of intangibles arising pursuant to SFAS 141	44.6	54.2
Any loss from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	11.2	117.0
Other	18.7	23.1
Less:
Currency transaction losses (gains)	(164.0)	(499.2)
Other	(9.3)	(40.9)
Consolidated EBITDA For Covenant Purposes	627.3	559.5
Note 1:	Interest and depreciation expense for covenant purposes exclude certain specific expenses as defined in the agreement and as a result does not reconcile to the financial statement line items.

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

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes to Debt Financing:

Debt
(in millions of dollars)

($ millions)	Year Ended December 31, 2010	Year Ended December 31, 2009
U.S. dollar denominated debt
U.S. Term Loan I (USD$)	1,702.4	1,719.9
U.S. Term Loan II (USD$)	146.2	147.7
Senior Notes (USD$)	692.8	692.8
Senior Subordinated Notes (USD$)	217.2	217.2
	2,758.6	2,777.6
Foreign exchange adjustment	(5.5)	147.8
Subtotal (CAD$)	2,753.1	2,925.4
Debt issue expenses	(61.6)	(73.1)
Prepayment options on Notes (Embedded Derivatives)	7.2	8.1
CAD denominated debt
Canadian Term Loan	170.0	185.0
Revolving facility	—	—
Other debt financing	—	—
Debt financing	2,868.7	3,045.4

(in CAD$ millions)	Year Ended December 31, 2010	Year Ended December 31, 2009
Debt financing	2,868.7	3,045.4
Adjustments for Covenant Purposes:
Unrestricted subsidiary	(16.9)	(20.0)
Debt issue expenses	61.6	73.1
Capital leases	16.9	21.3
Cross currency basis swap adjustment	167.1	111.9
Other	0.2	0.3
Cash (adjusted for unrestricted subsidiaries)	(219.0)	(154.2)
Consolidated Total Debt for covenant purposes	2,878.6	3,077.8

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

The following is a reconciliation of our consolidated interest expense for covenant purposes to interest expense:

(in CAD$ millions)	Year Ended December 31, 2010	Year Ended December 31, 2009
Interest expense	253.1	272.8
Adjustments for Covenant Purposes:
Capitalized interest	14.6	19.4
Dividends on preferred shares (non-cash)	(12.3)	(13.5)
Amortization of financing costs	(13.5)	(12.7)
Cash interest income	(1.9)	(0.7)
Other	(0.1)	6.2
Effect of unrestricted subsidiary	(1.7)	(2.3)
Interest expense for Covenant Purposes	238.2	269.2

As of December 31, 2010, Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for credit agreement compliance purposes, was 4.59:1, which was less than the maximum test ratio of 6.5:1. The Consolidated EBITDA for Covenant Purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.63:1, which was greater than the minimum test ratio of 1.6:1.

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

The maximum Permitted Capital Expenditure Amount varies in each fiscal year with the availability of carry forward or carry back unused amounts subject to conditions specified in the Credit Facility. As of December 31, 2010, we were compliant with this covenant test. The following supports our compliance with this covenant as of December 31, 2010:

(in CAD$ millions)	December 31, 2010	December 31, 2009
Capital Expenditures:
Satellite Programs	257.7	258.1
Property Additions	4.0	6.1
Capitalized Interest	(14.6)	(19.4)
Capital Lease Payments	3.3	14.6
Impact of Unrestricted Subsidiary	(3.4)	(3.3)
Accrued Capital Expenditures	19.7	1.4
Total Capital Expenditures for Covenant Purposes	266.7	257.5
Carry-forward From Prior Year*	22.9	143.4
Permitted Capital Expenditures for 2009*	—	159.9
Permitted Capital Expenditures for 2010*	103.0	—
Carry-back from 2011*	77.2	—
Use of US$500M basket for additional satellites	63.6	—
Under (Over) Covenant	—	45.8

*	USD converted at the average Bank of Canada noon rate for the respective year

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period. Actual results could differ from estimates. Some of the most significant estimates include the following:

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

Management makes assumptions of the estimated useful lives of assets which it believes are reasonable. The recoverability of tangible assets is significantly impacted by the estimated useful lives of assets. A $2 million impairment loss was recorded in 2008 on the Nimiq 3 satellite (see note 10 to our consolidated financial statements). No impairment charge was recognized in 2009 and 2010.

The estimated useful lives of the satellites, for impairment purposes, are based upon the lesser of the satellite’s manufacturer’s end-of-service life or the expected end-of-orbital manoeuvre life of the satellite as determined by an engineering analysis performed during initial in-orbit testing. As the telecommunications industry is subject to rapid technological change and the satellites can be subject to certain anomalies, the estimated useful lives of satellites and communications equipment may have to be revised and the carrying value adjusted. Accordingly, the estimated useful lives of the satellites, for impairment purposes, are periodically reviewed using current engineering data. If a significant change in the estimated useful lives of the satellites is identified, the effect of such changes on amortization expense would be accounted for on a prospective basis. Reductions in the estimated useful lives of the satellites would result in additional amortization expense in future periods and may necessitate acceleration of planned capital expenditures in order to replace or supplement the satellite earlier than planned. If the reduction in the estimated useful life of a satellite results in undiscounted future cash flows for the satellite to be less than the carrying value of the satellite, an impairment charge would be calculated and recorded.

Goodwill and Other Intangible Assets with Indefinite Useful Lives

The valuation of goodwill and other intangible assets with indefinite useful lives is undertaken on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount is likely to exceed their fair value. We generally measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its fair value, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of earnings. Testing for impairment requires significant subjective judgments by management in relation to discount rates, future cash flows, income tax rates and overall future health of satellites. Given current economic conditions and overall financial results, we believe that our single reporting unit is not at risk of failing step one of the goodwill impairment test. For additional information regarding the assumptions used, please refer to note 11 of our 2010 annual audited financial statements. A $483 million impairment loss was recorded in 2008 on the orbital slots. No impairment charge was recorded in 2009 and 2010.

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

We do not have any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2010. There have not been any significant changes to our estimates in the past three years.

Income Taxes

The calculation of income taxes in many cases requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities. There were no significant changes to the estimates made in the past four years.

Accounting Standards

Changes in Accounting Policies

The Company has prepared the consolidated financial statements in accordance with Canadian GAAP using the same basis of presentation and accounting policies as outlined in notes 1 and 2 to the consolidated financial statements for the year ended December 31, 2009. Because of an overall shift in focus towards the adoption of International Financial Reporting Standards (“IFRS”) by both the Company for fiscal 2011 as well as the Canadian Institute of Chartered Accountants (“CICA”) in general, no new accounting policies became both effective and applicable to our Company in the current fiscal year under Canadian GAAP.

Recent Canadian Accounting Pronouncements

The CICA Accounting Standards Board confirmed in February 2008 that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. IFRS is premised on a conceptual framework similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. The Company adopted IFRS with a transition date of January 1, 2010 and is required to report using the IFRS standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. While the adoption of IFRS will not change the cash flows generated by the Company, it will result in changes to the reported financial position and results of operations of the Company, the effects of which may be material.

Throughout 2010, various amendments were incorporated into Part I of the CICA Handbook. These amendments include:

•	The incorporation of the latest IFRS changes into the Handbook, including various Handbook presentation updates;

•	Additional exemptions made available to first-time adopters under IFRS 1 First-time Adoption of International Financial Reporting Standards;

•	Clarification of how to address changes in accounting policies after a first-time adopter’s first interim financial report;

•	Clarification of disclosure requirements on financial instruments;

•	Additional guidance on how to present reconciliations for components of other comprehensive income as required under IAS 1 Presentation of Financial Statements;

•	Enhancements and clarifications to IAS 34 Interim Financial Reporting; and

•	The on-going progress of replacing IAS 39 Financial Instruments: Recognition and Measurement with IFRS 9 Financial Instruments effective for fiscal years beginning on or after January 1, 2013.

Because the IFRS framework is still evolving, the accounting pronouncements released in 2010 focus on enhancements and clarifications instead of fundamental standard changes. The Company has taken all these changes into account when preparing for our IFRS transition.

In addition, the following accounting policy changes are currently anticipated as a result of our IFRS adoption for fiscal 2011.

We will prepare fiscal 2011 interim and annual financial statements in accordance with IFRS 1, which requires the application of mandatory exceptions and elective exemptions for first time adopters. Below are the mandatory exceptions and elective exemptions applicable to the Company.

(a) Mandatory exceptions

Estimates

The estimates made in the opening IFRS balance sheet must reflect conditions that existed at the date of the underlying transaction or January 1, 2010, as required by each specific IFRS standard.

(b) Elective exemptions

Business combinations

IFRS 1 provides the Company with the option to apply IFRS 3R Business Combinations retrospectively or prospectively from the transition date. The Company will elect to apply IFRS 3R prospectively to business combinations that occurred after January 1, 2010.

Fair value or revaluation as deemed cost

IFRS 1 provides an exemption to measure property, plant and equipment, intangible assets and investment property at fair value and use that fair value as the deemed cost at that date and an exemption to use a previous GAAP revaluation as deemed cost if such a revaluation is comparable to the fair value or reflects either the cost or the depreciated cost under IFRS. If these exemptions are not taken, retrospective application is required in accordance with IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets, and IAS 40 Investment Property. The Company will elect to use a previous Canadian GAAP revaluation as deemed cost, which will have no impact on the Company’s opening balance sheet.

Employee benefits

IFRS 1 provides the option to retrospectively apply the corridor approach under IAS 19 Employee Benefits for the recognition of actuarial gains and losses, or alternatively recognize all cumulative actuarial gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date. The Company will elect the latter option and recognize all cumulative actuarial gains and losses in opening accumulated deficit for all of its employee benefit plans at the date of transition. This will result in a decrease to other long-term assets of $15.4 million, a decrease to deferred tax liability of $3.5 million, a decrease to other long-term liabilities of $1.4 million and an increase to accumulated deficit of $10.5 million.

Currency translation differences

IAS 21 The Effects of Changes in Foreign Exchange Rates requires an entity to recognize translation differences in other comprehensive income and accumulate these differences in a separate component of shareholders’ equity. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date, an election the Company will make by resetting all $6.6 million of cumulative translation gains and losses to zero in opening accumulated deficit at January 1, 2010.

Borrowing costs

IAS 23 Borrowing Costs requires an entity to capitalize the borrowing costs related to all qualifying assets. IFRS 1 allows the Company the option to apply this standard retrospectively or prospectively. The Company will elect to apply IAS 23 prospectively from the date of transition.

Leases

IFRS 1 provides the option to apply the transitional provisions under IFRIC 4 Determining Whether an Arrangement Contains a Lease to determine whether an arrangement contains a lease on the basis of facts and circumstances existing at the date of transition. The Company will make this election.

(c) Changes in accounting policies from Canadian GAAP to IFRS

The following are additional significant differences between previously adopted Canadian GAAP accounting polices and those IFRS accounting policies which the Company will adopt in fiscal 2011.

(1) Impairments — Recoverability testing

A recoverability test, under Canadian GAAP, is a two step process whereby the first test is performed by comparing the undiscounted cash flows expected to be generated from the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is determined as the excess of the asset’s carrying amount over its fair value. Fair value is calculated as the present value of expected cash flows derived from the asset.

The impairment test under IAS 36 Impairment of Assets is a one step process whereby impairment is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of the asset’s fair value less cost to sell and its value in use. Value in use is defined as the present value of the future cash flows expected to be derived from the asset.

(2) Impairments — Reversals

Impairment losses cannot be reversed under Canadian GAAP.

IFRS requires impairment losses other than those related to goodwill, to be reversed if certain criteria are met in accordance with IAS 36, Impairment of Assets. The Company has identified $483 million of impairment loss on orbital slots to be reversed under IFRS reporting.

(3) Employee benefits — actuarial gains and losses

Under Canadian GAAP actuarial gains and losses arising from the calculation of present value of the defined benefit obligation and the fair value of plan assets are recognized on a systematic and consistent basis, subject to a required minimum amortization based on a corridor approach. The corridor was 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year. The excess of 10% is amortized as a component of pension expense on a straight-line basis over the average remaining service period of active employees. Actuarial gains and losses below the 10% corridor are deferred.

Under IFRS, the Company will elect to recognize all actuarial gains and losses immediately in other comprehensive income without recycling to the income statement in subsequent periods. As a result, actuarial gains and losses will not be amortized to the income statement but will instead be recorded directly to comprehensive income at the end of each period.

(4) Foreign currency translation

Under Canadian GAAP, foreign currency translation of subsidiaries depends on the criteria provided in determining self-sustaining foreign operations and integrated foreign operations.

IFRS requires an entity to determine functional currency of each entity in isolation in accordance with primary and secondary indications. As a result of this difference, certain subsidiaries will be impacted.

(5) Share-based compensation

The Company has equity-settled share-based compensation transactions with certain employees. The vesting conditions embedded in these compensation plans are time and performance based. Under Canadian GAAP, the total fair value of these awards is recognized on a straight line basis throughout the vesting period.

Under IFRS, each tranche of the option grant is considered a separate grant and fair value is determined for each tranche of the option grant.

Recent U.S. Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13 Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-13 requires entities to allocate revenues in the absence of vendor-specific objective evidence or third party evidence of selling price for deliverables using a selling price hierarchy associated with the relative selling price method. ASU 2009-13 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We do not expect that the adoption of ASU 2009-13 will have a material impact on our consolidated results of operations or financial condition.

In January 2010, the FASB issued ASU No. 2010-06, which updates the guidance in ASC Topic 820 Fair Value Measurements and Disclosures, related to disclosures about fair value measurements. This amendment will require entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers, as well as to present separately, in the reconciliation for fair value measurements in Level 3, information about purchases, sales, issuances and settlements on a gross basis rather than as one net amount. Currently, the Company only has Level 2 fair value measurements. The ASU also amends ASC Subtopic 820-10 to clarify certain existing disclosures regarding the level of disaggregation at which fair value measurements are provided for each class of assets and liabilities, as well as disclosures about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. These new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of this guidance has not had, and is not expected to have, a material impact on our financial position or results of operations.

In April 2010, the FASB issued ASU No. 2010-17 Revenue Recognition — Milestone Method (“ASU 2010-17”). ASU 2010-017 provides guidance in applying the milestone method of revenue recognition to research or development deliverables or units of accounting under which a vendor satisfies its performance obligations over a period of time. Under this guidance management may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This ASU is effective on a prospective basis for such milestones achieved in fiscal years beginning on or after June 15, 2010, and, in the Company’s case, our fiscal 2011. We will not pursue early adoption of ASU 2010-17, so the effect of this guidance will be limited to future transactions. We do not expect that the adoption of ASU 2010-17 will have a material impact on our consolidated results of operations or financial condition.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

In the following table are listed the names, ages as of December 31, 2010 and positions of the individuals who serve as the directors and senior management of Telesat Holdings and Telesat Canada, along with the date that each individual was elected or appointed:

Name	Age	Title	Date First Elected or Appointed a Director or Member of Senior Management
Directors
Mark H. Rachesky, M.D.(1)	51	Chairman of the Board	October 31, 2007
Michael B. Targoff(2)	66	Director	October 31, 2007
Hank Intven	62	Director	October 31, 2007
Gordon J. Fyfe	52	Director	October 31, 2007
Derek Murphy(1)	53	Director	October 31, 2007
James Pittman(2)	47	Director	October 31, 2007
John P. (Jack) Cashman	70	Director	October 31, 2007
Colin D. Watson(2)	69	Director, Chair of Audit Committee	October 31, 2007
Clare R. Copeland	74	Director	October 31, 2007
V. Peter Harder(1)	58	Director, Chair of Corporate Governance Committee	October 31, 2007
Senior Management
Daniel S. Goldberg	45	President and Chief Executive Officer (Telesat Holdings and Telesat Canada)	October 31, 2007 (Telesat Holdings) September 18, 2006 (Telesat Canada)
Paul D. Bush	52	Vice President, North American Sales (Telesat Canada)	August 7, 1997
Michel G. Cayouette	52	Chief Financial Officer and Treasurer (Telesat Holdings and Telesat Canada)	September 17, 2008
Christopher S. DiFrancesco	47	Vice President, General Counsel and Secretary (Telesat Holdings and Telesat Canada)	January 5, 2009
Patrick M. Enright	52	Vice President, Network Operations (Telesat Canada)	December 1, 2004
Nigel J. Gibson	43	Vice President, International Sales (Telesat Canada)	June 1, 2009
Michael C. Schwartz	46	Vice President, Marketing and Corporate Development (Telesat Canada)	February 7, 2007
David N. Wendling	48	Vice President, Space and Network Engineering (Telesat Canada)	October 31, 2007

(1)	Member of Compensation and Corporate Governance Committee.
(2)	Member of Audit Committee.

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

Directors

Mark H. Rachesky, M.D. is a co-founder of MHR Fund Management LLC and has been its President since its inception in 1996. He has been non-executive Chairman of the Board of Directors of Loral since March 1, 2006 and is Chairman of the Compensation Committee and a member of the Executive Committee of Loral. Dr. Rachesky is Non-executive Chairman of the Board, Chairman of the Nominating and Corporate Governance Committee and member of the Compensation Committee of Leap Wireless International, Inc. He is also a Director, Chairman of the Governance and Nominating Committee, member of the Compensation Committee and a member of the Executive Committee of Emisphere Technologies, Inc., and a Director, Chairman of the Strategic Advisory Committee and a member of the Compensation Committee of Lions Gate Entertainment Corp.

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

John P. (Jack) Cashman is currently the Chairman of Vectura Group Plc. (LSE: VEC). From 2002 – 2005 he was the Chairman of Advanced Surgical Concepts Ltd., Ireland, and a director of Bespak Plc. Mr. Cashman is also the former Chairman and joint CEO of R.P. Scherer Corporation.

Colin D. Watson is currently a director of Rogers Communications, Louisiana Pacific Corp, Northstar Aerospace, Vector Aerospace, and SL Split Corp. He was President and CEO of Rogers Cablesystems (1979 – 1996), Spar Aerospace (1996 – 1999) and Vector Aerospace (2003 – 2005). He was also Vice Chairman of Spar Aerospace Limited from 2000 to 2002.

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

V. Peter Harder is a Senior Policy Advisor with the law firm Fraser, Milner, Casgrain. He was, until he left the Government of Canada in 2007, its longest serving Deputy Minister. Between 1991 and 2007, he served as the most senior public servant in a number of Canadian government departments, including the Departments of Industry, Foreign Affairs and International Trade. He currently serves on the Boards of IGM Financial, Power Financial Corporation, ARISE Technologies, Northland Power, and Pinetree Capital Limited. He is also a member of the Board of Governors of the University of Ottawa and The United Church Foundation. He was appointed a Trudeau Foundation Mentor for 2009 – 2010 and also serves as the Chair of the National Arts Centre’s Governance, Nominating, and Ethics Committee. In 2008, he was elected the President of the Canada China Business Council (CCBC). He also serves on the Board of Directors of the Canada Eurasia Russia Business Association (CERBA) and is a member of the International Institute for Strategic Studies.

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

B. Compensation.

Director Compensation

During the fiscal year ended December 31, 2010, the aggregate compensation paid to Telesat Canada’s directors by us was approximately $345,000.

Loral and PSP Investments are each entitled to nominate three directors to the board. None of those six directors who are shareholder nominees are paid a fee by us for his services as a director.

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

Senior Management Compensation

The aggregate salary and benefits paid by us to Telesat Canada’s senior management for the year ended December 31, 2010 amounted to approximately $6.9 million. The aggregate salary and benefits paid by us to the five highest-paid officers of Telesat Canada for the fiscal year ended December 31, 2010 was approximately $5.5 million.

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

In addition, the total amounts set aside or accrued by us in 2010 to provide pension, retirement or similar benefits to senior managers of Telesat Canada amounted to approximately $1.1 million.

Directors’ and Senior Management’s Indemnity Payments

We have entered into indemnity agreements with certain directors and members of senior management that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors or members of senior management. No indemnity payments were made to directors and/or senior management in 2010.

C. Board practices.

Board of Directors

The board currently consists of ten members. Each director is elected annually, and we expect that he will serve until the next annual meeting of shareholders, unless his office is earlier vacated in accordance with the by-laws of the corporation or with the provisions of the CBCA. Each of the directors has served in his respective capacity since his election; see “Item 6.A. Directors and Senior Management” for the period during which each director and member of senior management has served in that office.

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

D. Employees.

As of December 31, 2010, Telesat Canada and its subsidiaries had approximately 480 full and part time employees, approximately 2% of whom are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. Telesat Canada considers its employee relations to be good.

E. Share ownership.

The following table presents information regarding the ownership of certain classes of shares of Telesat Holdings by our directors and senior management as of December 31, 2010.

Name (Title)	Common	Voting Participating Preferred	Non-Voting Participating Preferred	Director Voting Preferred	Senior Preferred	Percentage of Class
Mark H. Rachesky, M.D.(1)	—	—	—	—	—	—
Michael B. Targoff	—	—	—	—	—	—
Hank Intven	—	—	—	—	—	—
Gordon J. Fyfe	—	—	—	—	—	—
Derek Murphy	—	—	—	—	—	—
James Pittman	—	—	—	—	—	—
John P. (Jack) Cashman	—	—	—	820	—	82%
Colin D. Watson	—	—	—	180	—	18%
Clare R. Copeland	—	—	—	—	—	—
V. Peter Harder	—	—	—	—	—	—
Daniel S. Goldberg	—	—	—	—	—	—
Paul D. Bush	—	—	—	—	—	—
Michel G. Cayouette	—	—	—	—	—	—
Christopher S. DiFrancesco	—	—	—	—	—	—
Patrick M. Enright	—	—	—	—	—	—
Nigel J. Gibson	—	—	—	—	—	—
Michael C. Schwartz	—	—	—	—	—	—
David N. Wendling	—	—	—	—	—	—

(1)	Various funds affiliated with MHR Fund Capital Management (“MHR”) hold, as of December 31, 2010, approximately 38.9% of Loral’s outstanding voting common stock and 58% of Loral’s total outstanding voting and non-voting common stock. Dr. Rachesky, chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

The exercise period of the share options expires ten years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the board of directors on the grant date, and the fair market value of a non-voting participating preferred share on the grant date. As at December 31, 2010, the weighted-average remaining life of these outstanding options was eight years, and the exercise price of the outstanding options granted to Telesat’s senior management was $11.07 per share.

The following table sets forth, as of December 31, 2010, the share options granted to Telesat Canada’s senior management.

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

The following table sets forth the ownership of shareholders that are the beneficial owners of 5% or more of each class of shares of Telesat Holdings as of December 31, 2010.

Name (Title)	Common (C)	Voting Participating Preferred (VPP)	Non-Voting Participating Preferred (NPP)	Director Voting Preferred (DVP)	Senior Preferred (SP)	Percentage of Class
Red Isle Private Investments Inc.(1)	35,172,218	7,034,444	—	—	141,435	C: 47.4%
						VPP: 100%
						SP: 100%
Loral Holdings Corporation(1)(2)	39,080,242	—	35,953,824	—	—	C: 52.6%
						NPP: 100%
John P. (Jack) Cashman	—	—	—	820	—	DVP: 2%
Colin D. Watson	—	—	—	180	—	DVP: 18%

(1)	Each of Red Isle’s and Loral’s economic and voting interests on a combined basis taking into account the number and classes of shares owned by each of them are described below.
(2)	Various funds affiliated with MHR Fund Capital Management (“MHR”) hold, as of December 31, 2010, approximately 38.9% of Loral’s outstanding voting common stock and 58% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

On December 16, 2006, Telesat Interco, a subsidiary of Telesat Holdings, entered into a share purchase agreement with BCE and Telesat Canada to acquire all of the issued and outstanding common shares of Telesat Canada, formerly a wholly owned subsidiary of BCE. Pursuant to the share purchase agreement, Telesat Holdings, owned indirectly by PSP Investments and Loral, acquired, through a subsidiary, all of the issued and outstanding shares of Telesat Canada from BCE.

PSP Investments is a Canadian crown corporation established to invest the amounts transferred by the federal government equal to the proceeds of the net contributions since April 1, 2000, for the pension plans of the Public Service, the Canadian Forces and the Royal Canadian Mounted Police, and since March 1, 2007, for the Reserve Force Pension Plan. PSP Investments holds its interest in Telesat Holdings through a wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), a corporation organized under the CBCA. Red Isle’s interest in Telesat Holdings is a 36% equity interest, a 66 2/3% voting interest on all matters except for the election of directors, and a 30% voting interest for the election of directors. PSP Investments’ principal offices are at 1250 Boulevard René Lévesque West, Suite 900, Montreal, Quebec, Canada, H3B 4W8 and its registered offices are at 440 Laurier Avenue West, Suite 200, Ottawa, Ontario, Canada, K1R 7X6.

Loral is a Delaware corporation and, together with its subsidiaries, is a leading satellite communications company with substantial activities in satellite manufacturing and investments in satellite-based communications services. Loral owns through a subsidiary 64% of the economic interest of Telesat Holdings and a 33 1/3% voting interest on all matters. Loral’s principal offices are located at 600 Third Avenue, New York, New York 10016. Loral’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington County of New Castle, Delaware 19801. Various funds affiliated with MHR hold, as of December 31, 2010, approximately 38.9% of Loral’s outstanding voting common stock and 58% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

Shareholders Agreement

On October 31, 2007, in connection with the Telesat Canada acquisition, PSP Investments, Red Isle, Loral, LSC Holdings, Loral Holdings Corporation, a Delaware corporation (“Loral Holdings”), Loral Skynet, John P. Cashman, Colin D. Watson, Telesat Interco, Telesat Holdings, Telesat Canada and MHR entered into a shareholders agreement (the “Shareholders Agreement”).

The Shareholders Agreement provides for, among other things, the manner in which the affairs of Telesat Holdings and its subsidiaries will be conducted and the relationships among the parties and future shareholders of Telesat Holdings. Specifically, with respect to Telesat Holdings, the Shareholders Agreement provides for its capital structure, the number and election of members of the board of directors, the meetings of directors, the required vote of the board of directors to take certain actions, the approval of the Skynet Transaction, the officers, and the rights of certain shareholders to appoint observers to the board of directors. The Shareholders Agreement also approves an initial business plan, provides for the preparation and approval of annual budgets and business plan updates and procedures for the purchase of equipment, products and services from Loral and its affiliates, an agreement by Loral not to engage in a competing satellite communications business and agreements by the shareholders not to solicit employees of Telesat Holdings or any of its subsidiaries. Additionally, the Shareholders Agreement details the matters requiring shareholder approval or the approval of a shareholder, provides for preemptive rights for certain shareholders upon the issuance of certain shares of capital stock of Telesat Holdings and provides for either PSP Investments or Loral to cause Telesat Holdings to conduct an initial public offering of its equity shares if an initial public offering is not completed by the fourth anniversary of the closing of the Telesat Canada acquisition. The Shareholders Agreement also restricts the ability of holders of certain shares to transfer them unless certain conditions are met or approval of the transfer is approved by directors, provides for a right of first offer to equity shareholders if a holder of equity shares wishes to sell them to a third party, provides for, in certain circumstances, tag-along rights in favor of non-Loral shareholders if Loral sells equity shares, drag-along rights in favor of Loral in case Loral enters into an agreement to sell all of its Telesat Holdings equity securities and drag-along rights in favor of PSP Investments for the sale of Telesat Holdings if Loral undergoes a change of control. Also, the Shareholders Agreement provides for PSP Investments and Loral to have the right to require the other party to sell all of its equity shares or voting shares to PSP Investments or to a designee of Loral, as applicable, under certain circumstances.

The Shareholders Agreement provides for a board of directors of Telesat Holdings consisting of 10 directors, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Each shareholder is obligated to vote all shares for the election of the directors nominated by the nominating process. Each shareholder of Telesat Holdings made certain representations, including but not limited to representations with respect to due incorporation and valid existence, corporate power, ownership of shares of Telesat Holdings, due authorization and execution of the Shareholders Agreement, absence of any violations of material provisions of existing indentures or agreements of each party, and, with respect to each of Cashman and Watson, that they each qualified as an independent director and as a “resident Canadian” as that term is defined under Canadian law. Telesat Holdings made certain representations, including but not limited to representations that it owned all of the issued and outstanding shares in Telesat Interco. Telesat Interco made certain representations, including but not limited to representations that it owned all of the issued and outstanding shares in Telesat Canada.

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

In connection with the Telesat Canada acquisition, Loral agreed to indemnify Telesat for any tax liabilities for taxation years prior to 2007 and Telesat agreed to indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007. See notes 9, 12 and 22 to our consolidated financial statements for more information.

Satellite Construction Contracts

As of December 31, 2010, Telesat Canada had contracts with SS/L for the construction of the Telstar 14R/Estrela do Sul 2, Nimiq 6 and Anik G1 satellites and related services. In 2010, we incurred costs of approximately US$161.5 million under those contracts.

Our Nimiq 5, Telstar 11N, Telstar 12 and Telstar 14/Estrela do Sul satellites were constructed pursuant to satellite construction contracts entered into with SS/L. Subject to the terms of the applicable construction contract, SS/L may be required to refund certain payments to us if a satellite experiences losses or anomalies, or we may be required to make additional payments to SS/L if a satellite exceeds specified performance objectives. In 2010, we incurred costs of approximately US$1.9 million pursuant to those terms and contracts.

Transfer Orbit Services and In-Orbit Testing Agreements

As of December 31, 2010, Telesat Canada had contracts with SS/L for the provision by Telesat Canada of certain transfer orbit services for non-Telesat satellites. In 2010, revenue earned for services provided to SS/L under those contracts was approximately US$0.5 million.

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

Those agreements were subsequently assigned to Telesat Canada. XTAR and Telesat Canada have agreed to defer payment of certain amounts due for services provided under the foregoing agreements for the period through and including March 31, 2008. As of December 31, 2010, the deferred amount due to Telesat Canada was approximately US$1.26 million. In addition, revenue earned for services provided in 2010 was approximately US$1.0 million. Until such time as XTAR shall have the financial ability to meet its obligations under these agreements consistent with its other financial obligations, the deferred amount shall be paid by XTAR to Telesat Canada from a portion of XTAR’s excess cash balance, according to an agreed allocation formula.

Apstar V Agreement

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

In 2010, revenue earned under this agreement was approximately US$1.8 million.

ViaSat-1

In connection with an agreement entered into between SS/L and ViaSat, Inc. (“ViaSat”) for the construction by SS/L for ViaSat of a high capacity broadband satellite called ViaSat-1 (the “Satellite”), Loral and Telesat Canada entered into certain agreements, described below, pursuant to which Loral invested in the Canadian coverage portion of the Satellite and has granted to Telesat Canada an option to acquire its rights to the Canadian payload.

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

On January 11, 2008, Loral and Telesat Canada entered into an Option Agreement (the “Option Agreement”). The Option Agreement gave Telesat Canada the option to cause Loral to assign to Telesat Canada its rights and obligations with respect to the Loral Payload and all of Loral’s rights and obligations under the Beam Sharing Agreement upon certain payments by Telesat Canada to Loral. Pursuant to the Option Agreement, Telesat Canada’s option had to be exercised on or before October 31, 2009 (the “Expiration Date”) in order to be effective. In consideration for the grant of the option, Telesat Canada (i) agreed in a Cooperation Agreement, dated as of January 11, 2008, with Loral and ViaSat (the “Cooperation Agreement”), to relinquish certain rights it has to the 115 degree W.L. orbital position (the “Orbital Slot”) so as to make those rights available to ViaSat pursuant to a license (the “ViaSat License”) to be granted by Mansat Limited (“Mansat”) to ViaSat; and (ii) agreed to provide tracking, telemetry and control services to ViaSat for the Satellite and to pay to Loral all of the recurring fees it receives for providing such services. Telesat Canada agreed that if it did not exercise its option on or prior to the Expiration Date, then it would, at Loral’s request, transfer to Loral its remaining rights from Mansat with respect to the Orbital Slot, and assign to Loral its related rights and obligations under the Cooperation Agreement. Telesat Canada did not exercise the option under the Option Agreement and, consequently, it expired.

On December 31, 2009, Loral entered into a Satellite Capacity and Gateway Service Agreement (the “Barrett Agreement”) with Barrett Xplore Inc. (“Barrett”) to provide satellite capacity and gateway service for broadband services in Canada. Under the Barrett Agreement, including exercised options Loral will lease 100% of the Loral Payload to Barrett for the full 15-year life of the satellite and provide gateway service to Barrett for Barrett’s use in providing Internet broadband services via satellite to customers located in Canada.

In January 2010, Telesat Canada entered into a Consulting Services Agreement with Loral for Telesat Canada to provide services related to gateway construction, regulatory and licensing support and preparation for satellite traffic operations for the Loral Payload. Payments under the agreement are on a time and materials basis. In 2010, revenue earned for services provided under this agreement was approximately US$156,000.

In February 2010, a subsidiary of Loral entered into a contract with ViaSat for the procurement of certain RF equipment and services to be integrated into the gateways constructed and owned by Loral to enable commercial service using the Loral Payload (“RF Equipment and Services Agreement”). The contract is valued at approximately US$7.8 million before the exercise of options.

In September 2010, Telesat Canada entered into an agreement to provide a subsidiary of Loral with project management, engineering and integration services for three gateway sites including engineering and installation of the civil works, design and integration of the shelters and associated shelter infrastructure and monitoring the delivery and installation of equipment (“Service Agreement”). In 2010, revenue earned under this agreement was approximately US$442,000.

On March 1, 2011, Telesat Canada and one of its subsidiaries (“Telesat”) entered into agreements (the “Assignment and Assumption Agreements”) with Loral Space & Communications Inc. and one of its subsidiaries (“Loral”) pursuant to which Loral will assign to Telesat and Telesat will assume from Loral all of Loral’s rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, which is being built by Space Systems/Loral, Inc., and all related agreements. Under the Assignment and Assumption Agreements, Loral will receive from Telesat approximately US$13 million and will be reimbursed approximately US$48.2 million of net costs incurred through closing of the sale, including under the Consulting Services Agreement and the Service Agreement which will terminate. Also, if Telesat obtains any non-geostationary capacity on the payload, Loral will be entitled to receive one-half of any net revenue actually earned by Telesat in connection with the leasing of such supplemental capacity to its customers during the first four years after the commencement of service using the supplemental capacity. In connection with the sale, Loral will also assign to Telesat and Telesat will assume Loral’s 15-year contract with Barrett Xplore Inc. for ViaSat 1. This transaction is expected to be completed in March 2011.

Loral Nominee Director

McCarthy Tétrault LLP has acted as Canadian counsel to Loral, Telesat Interco and Telesat Holdings in connection with the Telesat Canada acquisition, and as Canadian counsel to Telesat Canada in respect of the offering of the notes, the exchange offer and other matters, and may act for Telesat Canada, Telesat Interco and Telesat Holdings on other matters in the future. Mr. Hank Intven, a partner of McCarthy Tétrault LLP, is a director of Telesat Canada, Telesat Interco and Telesat Holdings. See “Item 6.A. Directors, Senior Management and Employees” for additional information. In 2010, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately $189,000.

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Canada, is a partner in the law firm Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Canada and its subsidiaries. In 2010, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately US$254,000.

Fraser Milner Casgrain LLP

Fraser Milner Casgrain LLP has acted and continues to act as counsel to Telesat Canada. V. Peter Harder is a Senior Policy Advisor with Fraser, Milner Casgrain. In 2010, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately $60,000.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

See our Consolidated Financial Statements beginning at page F-1.

Legal Proceedings

We frequently participate in proceedings before national telecommunications regulatory authorities. See “—Government Regulation.” In addition, we may also become involved from time to time in other legal proceedings arising in the normal course of our business.

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite and reduced its operational life. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. Telesat Canada continues to seek recovery of an additional approximately $11 million, as noted below. In November 2006, Telesat Canada commenced arbitration proceedings against Boeing. A portion of its claim was in respect of the subrogated rights of its insurers. Telesat Canada is alleging in this proceeding that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. The arbitration tribunal has been constituted and Telesat Canada has filed its Statement of Claim seeking approximately $331 million plus costs and post-award interest. Boeing has responded by alleging that Telesat Canada failed to obtain what it asserts to be contractually required waivers of subrogation rights such that, if Telesat Canada is successful in obtaining an award which includes an amount in respect of the subrogated rights of the insurers, Boeing is entitled to off-setting damages in that amount. This amount is alleged to be as much as US$182,353,754. Boeing also asserts that Telesat Canada owes Boeing performance incentive payments pursuant to the terms of the satellite construction contract in the amount of approximately US$5.5 million. Telesat Canada and Boeing are now engaged in exchanging further documentary evidence. The hearing currently is scheduled to commence in April 2012. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claims and defend its position that no liability is owed Boeing in connection with the dispute and that, in the circumstances of this case, it was not contractually required to obtain waivers of the subrogation rights at issue.

Telesat Canada filed a claim with its insurers on December 19, 2002 for Anik F1 as a constructive total loss under its insurance policies for losses suffered as a result of the power loss on the satellite. In March 2004, Telesat reached a settlement agreement with its insurers pursuant to which the insurers made an initial payment in 2004 of US$136.2 million, with potential additional payments to be made according to the amount of degradation of the power on Anik F1 through 2007. In December 2005, a number of insurers elected to pay a discounted amount, equal to US$26.2 million, of the proceeds potentially due in 2007. In October 2007, Telesat submitted final claims to its insurers for approximately US$20 million as a result of the continued power degradation. In January 2008, those insurers disputed Telesat’s determination of the available power, contending that the final payment should be approximately US$2.7 million. During 2008, one insurer paid Telesat approximately US$2.0 million in full settlement of its share of Telesat’s claim. Telesat advised the insurers of its intention to proceed with arbitration of the dispute, and on July 30, 2009, Telesat served its Claim in accordance with the procedural rules governing the arbitration. The insurers served their Statement of Defense on October 16, 2009. In January 2011, Telesat reached a compromise settlement with three insurance underwriters. As a result, the amount in dispute now totals approximately US$11 million. The remaining parties are engaged in production of documents and exchange of witness statements. The hearing currently is scheduled to commence in September, 2011. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claim.

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

During 2010, Telesat paid a total of $35.4 million in dividends on the senior preferred shares. In future, dividends will be declared and paid subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

Common Shares

In 2010, no dividends on the common shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

Voting Participating Preferred Shares

In 2010, no dividends on the voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

Non-Voting Participating Preferred Shares

In 2010, no dividends on the non-voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

Director Voting Preferred Shares

The holders of director voting preferred shares, of which 1,000 have been issued and paid for, are entitled to receive annual non-cumulative dividends of $10 per share if declared by the board of directors of the Company, in priority to the payment of dividends on the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares, and redeemable non-voting participating preferred shares, but after payment of any accrued dividends on the senior preferred shares. In 2010, $30,000 in dividends on the director voting preferred shares were declared and paid. In future, dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

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

Procedures to Change the Rights of Shareholders.  In order to change the rights of our shareholders as contained in Telesat Canada’s Articles of Amalgamation, an amendment to the Articles of Amalgamation is required. Such an amendment would require, in addition to any shareholder approval required as a mandatory provision of the CBCA, the approval of each of PSP Investments and Loral except in the circumstances set forth in the Shareholders Agreement. The Unanimous Shareholder Declaration may not be amended without the written agreement of both Telesat Canada and Telesat Interco.

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

E. Taxation.

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations to United States holders (as defined below) relating to the purchase, ownership and disposition of the Company’s senior notes and senior subordinated notes issued in June 2008 (each a “note” and together, the “notes”) but does not purport to be a complete analysis of all the potential tax considerations. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated or proposed thereunder, judicial authority, published administrative positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with our statements and conclusions. This summary deals only with holders that purchased notes at their original issuance at their issue price (the first price at which a substantial amount of the notes is sold for money to the public, not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, initial purchasers or wholesalers) and that hold the notes as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to a particular holder in light of its circumstances or status, nor does it address tax considerations applicable to an investor that may be subject to special tax rules, including, but not limited to, financial institutions, tax-exempt organizations, S corporations, partnerships or other pass-through entities, insurance companies, broker/dealers, dealers or traders in securities or currencies, certain former citizens or residents of the United States, and taxpayers subject to the alternative minimum tax. This summary also does not discuss a note held as part of a hedge, straddle, synthetic security or conversion transaction, or a situation in which the “functional currency” of a United States holder (as defined below) is not the US$. Moreover, the effect of any applicable estate, gift, state, local or non-United States tax laws is not discussed.

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

Interest:  Stated interest on a note will be taken into account by a United States holder as ordinary income at the time that interest is accrued or received in accordance with the holder’s regular method of accounting for United States federal income tax purposes. Interest paid by us on the notes is income from sources outside of the United States, and, with certain exceptions, will be “passive category income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

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

Principal, interest, premium, bonus or penalty paid or credited or deemed for purposes of the Tax Act to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax under the Tax Act. No other tax on income or gains will be payable under the Tax Act by a Non-Resident Holder on interest, principal, premium, bonus or penalty or on the proceeds received by a Non-Resident Holder on the disposition of a Note, including a redemption, payment on maturity, repurchase or purchase for cancellation.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2010, Telesat conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat’s disclosure controls and procedures were effective as of December 31, 2010 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Report on Internal Control over Financial Reporting

Telesat’s management is responsible for establishing and maintaining adequate “internal control over financial reporting”, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in a timely manner, and can provide only reasonable assurances that the objectives of the control system have been met. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the underlying policies and procedures.

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of Telesat’s registered public accounting firm regarding internal control over finanical reporting. Management’s report on internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to the exemption for public companies whose public market capitalization is less than US$75 million in the Dodd-Frank Act signed on July 21, 2010.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there have been no changes in Telesat’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. However, with the transition to IFRS, additional internal controls over financial reporting were developed and implemented to ensure completeness over the identification of all IFRS differences.

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

Item 16B. Code of Ethics

Telesat Canada has adopted a written code of ethics that applies to all of its employees but not its directors. A copy of the Code of Business Conduct is available, free of charge, on Telesat Canada’s website located at www.telesat.com. If any amendments are made to this Code of Business Conduct other than technical, administrative, or other non-substantive amendments, or if any waivers, including implicit waivers, from a provision of this Code of Business Conduct are granted to Telesat Canada’s Chief Executive Officer, Chief Financial Officer or other finance executives, Telesat Canada will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 6-K or other similar form filed with the SEC. There were no waivers of the Code of Business Conduct during our fiscal year ended December 31, 2010.

Item 16C. Principal Accountant Fees and Services

Deloitte & Touche LLP acted as the principal independent registered public accounting firm for Telesat Holdings for the years ended December 31, 2010 and December 31, 2009. Set forth below is a breakdown of fees for services rendered in 2010 and 2009.

	Year Ended December 31, 2010	Year Ended December 31, 2009
	(In CAD $ Thousands)
Audit fees	830	1,126
Audit-related fees	107	73
Tax fees	27	14
All other fees	126	29
Total	1,090	1,242

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

Audit Fees

Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements, for Telesat Holdings’ annual financial statements for the years ended December 31, 2010 and 2009 and for the reviews of our quarterly financial statements. The 2009 audit fees also include work performed by the auditors with respect to the Company’s F-4 filing in June 2009. The audit fees also include fees for the audit of subsidiaries and other miscellaneous audits.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit of the annual statements and are not reported under “Audit Fees” above. For 2009, these fees relate to work associated with a system conversion and some preliminary IFRS work relating to the potential impact of the conversion. For 2010, these fees relate mainly to assistance provided with respect to the IFRS conversion.

Tax Fees

In 2010 and 2009, the tax fees were related to our European subsidiaries.

Other

For 2010, the amounts included in other relate to assistance provided with respect to Sarbanes-Oxley compliance project.

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

PART III

Item 17. Financial Statements

See our Consolidated Financial Statements beginning at page F-1.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit No.	Description
1.1	Certificate and Articles of Amalgamation of Telesat Canada, dated as of October 31, 2007(7)
1.2	Telesat Canada Unanimous Shareholder Declaration, dated as of October 31, 2007, by and between Telesat Canada and Telesat Interco Inc.(7)
1.3	By-Law No. 1 of Telesat Canada, dated as of October 31, 2007(7)
1.4	Certificate of Formation, dated September 7, 2007, and Certificate of Amendment to Certificate of Formation, dated October 12, 2007, of Telesat LLC(7)
1.5	Limited Liability Company Agreement of Telesat LLC, dated October 31, 2007(7)
1.6	Articles of Incorporation of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(4)
1.7	By-Law No. 1 of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(4)
2.1	Indenture, dated as of June 30, 2008, among Telesat Holdings Inc., Telesat Canada, Telesat Interco Inc., Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and The Bank of New York, as Trustee in respect of the 11.0% Senior Notes Due 2015(7)
2.2	First Supplemental Indenture, dated as of March 5, 2009, among Infosat Communications LP, Infosat Communications GP Inc., Telesat Canada, Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and the Bank of New York Mellon (formerly The Bank of New York), as Trustee in respect of the 11.0% Senior Notes Due 2015(7)
2.3	Indenture, dated as of June 30, 2008, among Telesat Holdings Inc., Telesat Canada, Telesat Interco Inc., Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and The Bank of New York, as Trustee in respect of the 12.5% Senior Subordinated Notes Due 2017(7)
2.4	First Supplemental Indenture, dated as of March 5, 2009, among Infosat Communications LP, Infosat Communications GP Inc., Telesat Canada, Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and the Bank of New York Mellon (formerly The Bank of New York), as Trustee in respect of the 12.5% Senior Subordinated Notes Due 2017(7)
4.1	Ancillary Agreement, dated as of August 7, 2007, by and among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, 4363205 Canada Inc. and 4363230 Canada Inc.(2)
4.2	Adjustment Agreement, dated as of October 29, 2007, between Telesat Interco Inc. (formerly 4363213 Canada Inc.), BCE Inc, and Telesat Canada(4)
4.3	Omnibus Agreement, dated as of October 30, 2007, by and among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, Red Isle Private Investments Inc. and Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(4)
4.4	Shareholders Agreement, dated as of October 31, 2007, between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc, (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and MHR Fund Management LLC(4)

Exhibit No.	Description
4.5	Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat Canada(4)
4.6	Form of Indemnity Agreement by and among Loral Space & Communications Inc., Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Officers and Directors(7)
4.7	Option Agreement, dated as of January 11, 2008, by and between Loral Space & Communications Inc. and Telesat Canada(5)
4.8	Credit Agreement, dated as of October 31, 2007, among Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Holdings Inc. (formerly 4363205 Canada Inc.), 4363230 Canada Inc., Telesat LLC, certain subsidiaries of Telesat Holdings Inc., as guarantors, the lenders party thereto from time to time, Morgan Stanley Senior Funding, Inc., as administrative agent, and Morgan Stanley & Co. Incorporated, as collateral agent for the lenders, UBS Securities LLC, as syndication agent, JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, as issuing bank, and Citibank, N.A., Canadian Branch or any of its lending affiliates, as co-documentation agents, and Morgan Stanley & Co. Incorporated, UBS Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book running managers(4)
4.9	Amendment No. 1 to the Credit Agreement, dated as of January 28, 2009, among Telesat Holdings Inc., Telesat Interco Inc., 4363230 Canada Inc., Telesat LLC, certain subsidiaries of Telesat Holdings Inc., as guarantors, the lenders party thereto from time to time, Morgan Stanley Senior Funding Inc., as administrative agent, Morgan Stanley & Co. Incorporated, as collateral agent, UBS Securities LLC, as syndication agent, Morgan Stanley Senior Funding, Nova Scotia, as swingline lender, The Bank of Nova Scotia, as issuing bank, and Morgan Stanley & Co. Incorporated, UBS Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book running managers, and JPMorgan Chase Bank, N.A., The Bank of Nova Scotia and Citibank, N.A., Canadian Branch, as co-documentation agents(7)
4.10	Letter Agreement dated March 28, 2008 among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, Red Isle Private Investment Inc. and Telesat Holdings Inc.(6)
4.11	Letter Agreement among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, 4363205 Canada Inc. and 4363213 Canada Inc. dated December 14, 2006(1)
4.12	Share Purchase Agreement among 4363213 Canada Inc., BCE Inc. and Telesat Canada dated December 16, 2006(1)
4.13	Letter Agreement among Loral Space & Communications Inc., Public Sector Pension Investment Board and BCE Inc. dated December 16, 2006(1)
4.14	Asset Transfer Agreement, dated as of August 7, 2007 by and among 4363205 Canada Inc., Loral Skynet Corporation and Loral Space & Communications lnc.(2)
4.15	Amendment No. 1 to Asset Transfer Agreement, dated as of September 24, 2007, by and among 4363205 Canada Inc., Loral Skynet Corporation and Loral Space & Communications Inc.(3)
4.16	Asset Purchase Agreement, dated as of August 7, 2007, by and among Loral Skynet Corporation, Skynet Satellite Corporation and Loral Space & Communications Inc.(2)
4.17*	Space Segment Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.
4.18*	Gateway Facilities Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat Canada, Loral Space & Communications Inc. and Loral Canadian Gateway Corporation
4.19*	Barrett Assignment Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.
7.1*	Computation of Earnings to Fixed Charges

Exhibit No.	Description
8.1*	List of Subsidiaries
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer

(1)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on December 21, 2006.
(2)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on August 9, 2007.
(3)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on September 27, 2007.
(4)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 2, 2007.
(5)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on January 16, 2008.
(6)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on March 31, 2008.
(7)	Incorporated by reference from the Form F-4 of Telesat Canada filed on June 5, 2009.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELESAT CANADA
/s/ Daniel S. Goldberg Name: Daniel S. Goldberg Title: President and Chief Executive Officer

Date: March 3, 2011

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Statements of Earnings (Loss) for the years ended December 31, 2010, 2009 and 2008	F-3
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008	F-4
Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2010 with Comparative Figures for the periods ended December 31, 2009 and December 31, 2008.	F-5
Consolidated Balance Sheets as at December 31, 2010 and 2009	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009, and 2008	F-7
Notes to the 2010 Consolidated Financial Statements	F-8

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Telesat Holdings Inc.

We have audited the accompanying consolidated financial statements of Telesat Holdings Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of earnings (loss), shareholders' equity, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Telesat Holdings Inc. and subsidiaries as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
March 1, 2011
Toronto, Canada

Telesat Holdings Inc.

Consolidated Statements of Earnings (Loss)
for the years ended December 31,

(in thousands of Canadian dollars)	Notes	2010	2009	2008
Operating revenues
Service revenues		801,144	767,138	680,791
Equipment sales revenues		20,217	20,060	30,584
Total operating revenues	(4)	821,361	787,198	711,375
Amortization		251,194	256,867	235,640
Operations and administration		186,467	219,690	247,550
Cost of equipment sales		15,575	16,380	24,368
Impairment loss on long-lived assets	(10)	—	—	2,373
Impairment loss on intangible assets	(11)	—	—	483,000
Total operating expenses		453,236	492,937	992,931
Earnings (loss) from operations		368,125	294,261	(281,556)
Interest expense	(5), (18)	(253,086)	(272,780)	(257,313)
(Loss) gain on changes in fair value of financial instruments	(18)	(11,168)	(116,992)	241,720
Gain (loss) on foreign exchange	(18)	163,998	499,366	(697,288)
Other income (expense)	(6)	4,339	31,859	(1,713)
Earnings (loss) before income taxes		272,208	435,714	(996,150)
Income tax (expense) recovery	(7)	(44,017)	(4,949)	164,879
Net earnings (loss)		228,191	430,765	(831,271)
Net earnings (loss) applicable to common shares		228,191	430,765	(831,271)

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)
for the years ended December 31,

(in thousands of Canadian dollars)	2010	2009	2008
Net earnings (loss)	228,191	430,765	(831,271)
Other comprehensive income (loss):
Unrealized foreign currency translation gains (losses) of self sustaining foreign operations, net of related taxes (2010 – nil, 2009 – $346, 2008 – ($2,090))	1,215	320	(7,143)
Comprehensive income (loss)	229,406	431,085	(838,414)

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred Shares	Accumulated deficit	Accumulated other comprehensive loss	Accumulated deficit and Accumulated other comprehensive loss	Contributed surplus	Total shareholders’ equity
Balance at January 1, 2008		756,414	541,764	(4,051)	(599)	(4,650)	—	1,293,528
Stock-based compensation	(19)	—	—	—	—	—	5,448	5,448
Net loss		—	—	(831,271)	—	(831,271)	—	(831,271)
Unrealized foreign currency translation losses on translation of self sustaining foreign operations		—	—	—	(7,143)	(7,143)	—	(7,143)
Balance at December 31, 2008		756,414	541,764	(835,322)	(7,742)	(843,064)	5,448	460,562
Stock based compensation	(19)	—	—	—	—	—	5,649	5,649
Net earnings		—	—	430,765	—	430,765	—	430,765
Unrealized foreign currency translation gains on translation of self-sustaining foreign operations		—	—	—	320	320	—	320
Balance at December 31, 2009		756,414	541,764	(404,557)	(7,422)	(411,979)	11,097	897,296
Stock based compensation	(19)	—	—	—	—	—	5,653	5,653
Net earnings		—	—	228,191	—	228,191	—	228,191
Dividends declared on preferred shares		—	—	(30)	—	(30)	—	(30)
Unrealized foreign currency translation gains on translation of self-sustaining foreign operations		—	—	—	1,215	1,215	—	1,215
Balance at December 31, 2010		756,414	541,764	(176,396)	(6,207)	(182,603)	16,750	1,132,325

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Balance Sheets
as at December 31,

(in thousands of Canadian dollars)	Notes	2010	2009
Assets
Current assets
Cash and cash equivalents		220,295	154,189
Accounts receivable, net	(8)	44,109	70,203
Current future tax asset	(7)	1,900	2,184
Other current assets	(9)	26,476	29,018
Total current assets		292,780	255,594
Satellites, property and other equipment, net	(4), (10)	1,994,122	1,926,190
Other long-term assets	(9), (18)	112,816	56,924
Intangible assets, net	(11)	461,060	510,675
Goodwill	(11)	2,446,603	2,446,603
Total assets		5,307,381	5,195,986
Liabilities
Current liabilities
Accounts payable and accrued liabilities		49,906	43,413
Other current liabilities	(12)	128,296	127,704
Debt due within one year	(13)	96,848	23,602
Total current liabilities		275,050	194,719
Debt financing	(13), (18)	2,771,802	3,021,820
Future tax liability	(7)	310,552	269,193
Other long-term liabilities	(12)	676,217	671,523
Senior preferred shares	(14)	141,435	141,435
Total liabilities		4,175,056	4,298,690
Shareholders’ equity
Common shares (74,252,460 common shares issued and outstanding)	(15)	756,414	756,414
Preferred shares	(15)	541,764	541,764
		1,298,178	1,298,178
Accumulated deficit	(18)	(176,396)	(404,557)
Accumulated other comprehensive loss		(6,207)	(7,422)
		(182,603)	(411,979)
Contributed surplus	(19)	16,750	11,097
Total shareholders’ equity		1,132,325	897,296
Total liabilities and shareholders’ equity		5,307,381	5,195,986

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Cash Flows
for the years ended December 31,

(in thousands of Canadian dollars)	Notes	2010	2009	2008
Cash flows from operating activities
Net (loss) earnings		228,191	430,765	(831,271)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization		251,194	256,867	235,640
Future income taxes		41,738	4,598	(175,951)
Unrealized foreign exchange (gain) loss	(18)	(170,048)	(522,636)	694,677
Unrealized loss (gain) on derivatives	(18)	13,955	116,992	(237,965)
Dividends on senior preferred shares	(5)	2,075	13,540	9,855
Stock-based compensation expense	(19)	5,653	5,649	5,448
(Gain) loss on disposal of assets	(6)	(3,826)	(33,430)	252
Impairment losses		—	—	485,373
Other		(25,098)	(46,803)	(44,447)
Customer prepayments on future satellite services		30,982	82,966	88,587
Customer refunds		—	(17,566)	—
Operating assets and liabilities	(16)	(30,006)	7,203	48,859
		344,810	298,145	279,057
Cash flows used in investing activities
Satellite programs		(257,725)	(258,083)	(263,763)
Property additions		(3,966)	(6,118)	(8,862)
Proceeds on disposals of assets		26,926	71,400	5,120
Insurance proceeds		—	—	4,006
		(234,765)	(192,801)	(263,499)
Cash flows from financing activities
Debt financing		—	23,880	186,687
Repayment of debt financing		(34,946)	(53,855)	(91,560)
Capitalized debt issuance costs		—	—	(19,131)
Dividends paid on preferred shares		(30)	—	—
Capital lease payments		(3,306)	(14,620)	(30,954)
Satellite performance incentive payments		(5,099)	(5,418)	(3,524)
		(43,381)	(50,013)	41,518
Effect of changes in exchange rates on cash and cash equivalents		(558)	319	(740)
Increase in cash and cash equivalents		66,106	55,650	56,336
Cash and cash equivalents, beginning of period		154,189	98,539	42,203
Cash and cash equivalents, end of period	(16)	220,295	154,189	98,539
Supplemental disclosure of cash flow information
Interest paid		281,525	287,733	286,784
Income taxes paid		3,391	6,499	8,866
		284,916	294,232	295,650

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

1. BACKGROUND OF THE COMPANY AND BASIS OF PRESENTATION

Telesat Holdings Inc. (“the Company” or “Telesat”) is a global fixed satellite services operator providing secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The Company has a fleet of 12 satellites with three more under construction, and manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa, Canada, with offices and facilities around the world.

On October 31, 2007 Canada’s Public Sector Pension Investment Board (“PSP Investments”) and Loral Space & Communications Inc. (“Loral”), through a newly formed entity called Telesat Holdings Inc. completed the acquisition of Telesat Canada from BCE Inc. (“BCE”). Loral and PSP Investments indirectly hold an economic interest in Telesat of 64% and 36%, respectively. Loral indirectly holds a voting interest of 33 1/3% on all matters. PSP Investments indirectly holds a voting interest of 66 2/3% on all matters except for the election of directors, and a 30% voting interest for the election of directors.

These consolidated financial statements reflect the financial statements of Telesat Holdings Inc. and its subsidiaries on a consolidated basis. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the results of Telesat’s wholly owned subsidiaries, the most significant of which are: Telesat Interco Inc., Telesat Canada, Infosat Communications GP Inc. (“Infosat”), Able Infosat Communications Inc. (“Able”), The SpaceConnection, Inc. (“SpaceConnection”), Skynet Satellite Corporation (“SSC”), Telesat Network Services, Inc. (“TNSI”), and Telesat Brasil Capacidade de Satelites Ltda. (“TBCS”). All transactions and balances between these companies have been eliminated on consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

When preparing financial statements in accordance with GAAP, management makes estimates and assumptions relating to the reported amounts of revenues and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Telesat bases its estimates on a number of factors, including historical experience, current events and actions that the Company may undertake in the future, and other assumptions that the Company believes are reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions. The Company uses estimates when accounting for certain items such as revenues, allowance for doubtful accounts, useful lives of long-lived assets, capitalized interest, asset impairments, inventory valuation, legal and tax contingencies, employee compensation plans, employee benefit plans, evaluation of minimum lease terms for operating leases, income taxes, fair valuation of financial instruments, goodwill and intangible asset impairments. The Company also uses estimates when recording the fair values of assets acquired and liabilities assumed in a business combination.

Revenue Recognition

Telesat recognizes operating revenues when earned, as services are rendered or as products are delivered to customers. There must be clear proof that an arrangement exists, the amount of revenue must be fixed or determinable and collectability must be reasonably assured. Consulting revenues for cost plus contracts are recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for fixed price consulting revenue contracts. Deferred revenues consist of remuneration received in advance of the provision of service and are recognized in income on a straight-line basis over the term of the related customer contract. When it is questionable whether or not Telesat is the principal in a transaction, the transaction is evaluated to determine whether it should be recorded on a gross or net basis.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Equipment sales revenues are recognized when the equipment is delivered to and accepted by the customer. Only equipment sales are subject to warranty or return and there is no general right of return. Historically Telesat has not incurred significant expense for warranties and consequently no provision for warranty is recorded. When a transaction involves more than one product or service, revenue is allocated to each deliverable based on its relative fair value with product revenue recognized once delivery and customer acceptance has occurred and service revenue recognized as services are provided over the term of the customer contract.

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

Satellites, Property and Other Equipment

Satellites, property and other equipment, which are carried at cost, less accumulated amortization, include the contractual cost of equipment, capitalized engineering and, with respect to satellites, the cost of launch services, launch insurance and capitalized interest during construction. Capitalized interest is based on the Company’s average cost of debt.

Amortization is calculated using the straight line method over the respective estimated service lives of the assets. Below are the estimated useful lives in years of satellites, property and other equipment as of December 31, 2010.

Years
Satellites	6 to 15
Transponders under capital lease	6 to 14
Earth stations	5 to 30
Office buildings and other	3 to 30

The estimates of useful lives are reviewed every year and adjusted prospectively if necessary.

Liabilities related to the legal obligation of retiring satellites, property and other equipment are measured at fair value with a corresponding increase to the carrying amount of the related long-lived asset. The liability is accreted over the period of expected cash flows with a corresponding charge to operating expenses. The liabilities recorded to date have not been significant and are reassessed annually.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
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

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as capital lease liabilities, and the corresponding asset is recorded in satellites, property and other equipment. Capital lease liabilities reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Satellites, property and other equipment under capital leases are depreciated based on the useful life of the asset. All other leases are classified as operating leases and leasing costs, including leasehold incentives, and rent concessions, are expensed on a straight-line basis over the lease term.

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

Financing costs

The deferred financing cost related to the revolving credit facility and Canadian term loan are included in deferred charges in Other assets and are amortized to interest expense on a straight-line basis. All other financing costs are amortized to interest expense using the effective interest method.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
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

Telesat classifies investments as held-for-trading, if they are acquired principally for the purpose of selling or repurchasing in the near term or are part of a portfolio of financial instruments that is managed for short term profit taking. Derivatives are also classified as held-for-trading unless designated as hedging instrument.

Financial assets and financial liabilities that are classified as held-for-trading (“HFT”) and available-for-sale (“AFS”) are measured at fair value. AFS equity securities which do not have a quoted market price will continue to be recorded at cost. Loans and receivables and other liabilities are recorded at amortized cost. Derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value at inception with a corresponding increase in the financial liability, recorded on the consolidated balance sheet and marked to market at each reporting period thereafter. Derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract are measured separately according to its characteristics. The unrealized gains and losses relating to the HFT assets and liabilities are recorded in the consolidated statement of earnings. Unrealized gains and losses on assets and liabilities classified as AFS are recorded in OCI until realized, at which time they are recognized in the consolidated statement of earnings. Changes in the fair values of derivative instruments are recognized in the consolidated statement of earnings.

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

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Finite-lived intangible assets consist of revenue backlog, customer relationships, favourable leases, concession rights, transponder rights and patents. Intangible assets with finite useful lives are amortized over their estimated useful lives using the straight-line method of amortization. Below are the estimated useful lives of the finite-lived intangible assets:

Years
Revenue backlog	4 to 17
Customer relationships	11 to 21
Favorable leases	4 to 5
Concession rights	15
Transponder rights	5 to 14
Patents	18

The estimates of useful lives are reviewed every year and adjusted prospectively if necessary.

Goodwill is tested for impairment using a two-step process. The first step of the impairment assessment is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, there is no goodwill impairment and the assessment is complete. However, if the carrying amount of the reporting unit exceeds its fair value, it indicates impairment may exist and step two of the impairment test must be conducted. In the second step of the impairment test, the implied fair value of the reporting unit’s goodwill is compared to its carrying value. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value, an impairment loss is recognized.

In performing the first step of the goodwill impairment analysis, the Company used the income approach as well as the market approach in the determination of the fair value of the reporting unit. Under the income approach, the sum of the projected discounted cash flows for the next five years in addition to a terminal value are used to determine the fair value of the reporting unit. In this model, significant assumptions used include: revenues, expenses, capital expenditures, working capital, terminal growth rate and discount rate.

Under the market based approach, the fair value of the reporting unit is determined based on market multiples derived from comparable public companies. As part of that analysis, assumptions are made regarding comparability of selected companies including revenue, earnings before interest, taxes, depreciation and amortization multiples for valuation purposes, growth rates, size and overall profitability.

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

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
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

Pension plan assets are valued at fair value which is also the basis used for calculating the expected rate of return on plan assets. The discount rate is based on the market interest rate of high quality long-term bonds. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the active employees at the date of amendment. The Company deducts 10% of the benefit obligation or the fair value of plan assets, whichever is greater, from the net actuarial gain or loss and amortizes the excess over the average remaining service period of active employees. A valuation is performed at least every three years to determine the present value of the accrued pension and other retirement benefits. The 2010 and 2009 pension expense calculations are extrapolated from a valuation performed as of January 1, 2007. The accrued benefit obligation is extrapolated from an actuarial valuation as of January 1, 2007. The most recent valuation of the pension plans for funding purposes was as of January 1, 2010, and the next required valuation is as of January 1, 2011.

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

Income Taxes

Current income tax expense is the estimated income taxes payable for the current year after any refunds or the use of losses incurred in previous years. The Company uses the liability method to account for future income taxes. Future income taxes reflect:

•	the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes; and
•	the benefit of unutilized tax losses that will more likely than not be realized and carried forward to future years to reduce income taxes.

The Company estimates future income taxes using the rates enacted by tax law and those substantively enacted. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

Recent Accounting Pronouncements

Changes in Accounting Policies

The Company has prepared the consolidated financial statements in accordance with Canadian GAAP using the same basis of presentation and accounting policies as outlined in notes 1 and 2 to the consolidated financial statements for the year ended December 31, 2009. There were no new accounting policies adopted in the current fiscal year.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Future Accounting Policies

The Canadian Institute of Chartered Accountants’ Accounting Standards Board confirmed in February 2008 that International Financial Reporting standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. IFRS is premised on a conceptual framework similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. The Company adopted IFRS with a transition date of January 1, 2010 and is required to report using the IFRS standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. While the adoption of IFRS will not change the cash flows generated by the Company, it will result in changes to the reported financial position and results of operations of the Company, the effects of which may be material.

3. BUSINESS ACQUISITIONS

Fifth Dimension Television Acquisition

On May 9, 2008, SpaceConnection completed the acquisition of the assets of Fifth Dimension Television, with the effective date of the agreement being April 1, 2008. The purchase price is based on a profit-sharing arrangement for a percentage of future monthly occasional use revenues collected, as well as a percentage of future margins on certain space only customer contracts, from the effective date of the acquisition until December 31, 2010, and will not exceed $0.8 million. Profit-sharing payments of $0.2 million have been expensed in Operations and administration in the year ended December 31, 2010 (2009 – $0.3 million, 2008 – $0.2 million).

4. SEGMENTED INFORMATION

Telesat operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenues from the following services:

—	Broadcast — distribution or collection of video and audio signals in the North American and International markets which include television transmit and receive services, occasional use, bundled Digital Video Compression and radio services.
—	Enterprise — provision of satellite capacity and ground network services for voice, data, and image transmission and internet access around the world.
—	Consulting and other — all consulting services related to space and earth segments, government studies, satellite control services and R&D.

Revenues derived from the above service lines were as follows:

Revenues Year ended December 31,	2010	2009	2008
Broadcast	454,216	406,712	345,382
Enterprise	334,983	349,530	333,834
Consulting and other	32,162	30,956	32,159
Total operating revenues	821,361	787,198	711,375

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. SEGMENTED INFORMATION  – (continued)

Geographic Information

Revenue by geographic region was based on the point of origin of the revenues (destination of the billing invoice) and upon the groupings of countries reviewed by the Chief Operating Decision Maker, allocated as follows:

Revenues Year ended December 31,	2010	2009	2008
Canada	419,032	397,225	357,937
United States	261,136	254,685	240,505
Europe, Middle East & Africa	77,031	66,028	47,014
Asia, Australia	16,268	23,976	33,768
Latin America & Caribbean	47,894	45,284	32,151
Total operating revenues	821,361	787,198	711,375

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the Anik and Nimiq satellites, along with the Telstar 14R/Estrela do Sul 2 satellite under construction, have been classified as located in Canada, and the other Telstar satellites have been classified as located in the United States, based on ownership. Satellites, property and other equipment by geographic region, based on the location of the asset, are allocated as follows:

Satellites, property and other equipment At December 31,	2010	2009
Canada	1,644,049	1,519,663
United States	342,941	397,956
all others	7,132	8,571
Total satellites, property and other equipment	1,994,122	1,926,190

Intangibles At December 31,	2010	2009
Canada	443,945	492,435
United States	14,406	15,505
all others	2,709	2,735
Total intangible assets	461,060	510,675

Goodwill was not allocated to geographic regions in any of the periods.

Major Customers

For the year ended December 31, 2010, the Company had two customers generating more than 10% of consolidated revenues each. For the year ended December 31, 2009, the Company had one customer generating more than 10% of consolidated revenues. For the year ended December 31, 2008, the Company had two customers generating more than 10% of consolidated revenues each.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. INTEREST EXPENSE

Year ended December 31,	2010	2009	2008
Debt service costs	255,391	278,644	286,466
Dividends on senior preferred shares	12,339	13,540	9,855
Capitalized interest	(14,644)	(19,404)	(39,008)
	253,086	272,780	257,313

6. OTHER INCOME (EXPENSE)

Year ended December 31,	2010	2009	2008
Interest income	1,937	636	1,888
Interest on performance incentive payments	(5,016)	(4,642)	(4,057)
Other(a)	7,418	35,865	456
	4,339	31,859	(1,713)

(a)	On December 15, 2010, the Company sold its land, building and certain equipment used at its corporate headquarters. Proceeds on the sale were $18.5 million and the resulting gain of $2.8 million was included in Other. During the year, additional asset disposals resulted in gains of $1.0 million which were included in Other.

On July 9, 2009, the Company terminated its leasehold interest in the Telstar 10 satellite and transferred certain related customer contracts. The satellite and related revenue backlog and customer relationships were transferred for total consideration of $80 million, of which approximately $8 million represented deferred payments collected during the current period. The gain of $34.6 million was included in Other.

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

7. INCOME TAXES

Income tax expense (recovery) Year ended December 31,	2010	2009	2008
Current	2,279	351	11,072
Future	41,738	4,598	(175,951)
	44,017	4,949	(164,879)

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

7. INCOME TAXES  – (continued)

A reconciliation of the statutory income tax rate, which is a composite of federal and provincial rates, to the effective income tax rate is as follows:

Year ended December 31,	2010	2009	2008
Statutory income tax rate	30.5%	32.3%	33.0%
Permanent differences	(6.8%)	(10.5%)	(6.1%)
Adjustment for tax rate changes	(3.3%)	(9.3%)	(2.5%)
Valuation allowance	(7.1%)	(12.9%)	(6.7%)
Other	2.9%	1.5%	(1.1%)
Effective income tax rate	16.2%	1.1%	16.6%

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

	Year ended December 31,
	2010	2009
Future tax assets
Capital assets	2,193	924
Intangible assets	4,368	6,180
Unrealized foreign exchange loss	14,276	31,867
Investments	544	541
Loss carry forwards	67,885	98,024
Other	6,290	8,437
Less: valuation allowance	(25,648)	(45,040)
Total future tax assets	69,908	100,933
Future tax liabilities
Capital assets	(236,053)	(215,162)
Intangibles	(120,096)	(124,955)
Derivative liabilities	(14,935)	(21,958)
Other	(7,476)	(5,867)
Total future tax liabilities	(378,560)	(367,942)
Net future income tax liability	(308,652)	(267,009)
Net future income tax liability is comprised of:
Net future income tax asset – current portion	1,900	2,184
Net future income tax liability – long-term portion	(310,552)	(269,193)
Net future income tax liability	(308,652)	(267,009)

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

7. INCOME TAXES  – (continued)

Losses

As of December 31, 2010 Telesat Holdings Inc. had the following operating and capital loss carry-forwards which are scheduled to expire in the following years:

	Non-Capital Losses	Capital Losses
2027	5,668	—
2028	221,291	—
2029	5,933	—
2030	3,987	—
Indefinite	—	39,058

The Company recognized a benefit of $31,608 related to tax losses for the year ended December 31, 2010 (2009 — $8,755, 2008 — $5,756).

8. ACCOUNTS AND NOTES RECEIVABLE

At December 31,	2010	2009
Trade receivables – net of allowance for doubtful accounts	48,521	74,018
Less: long-term portion of trade receivables	(4,412)	(3,815)
	44,109	70,203

The allowance for doubtful accounts was $7.1million at December 31, 2010 (2009 — $8.7 million).

The long-term portion of trade receivables includes items that will not be collected during the subsequent year and is included in the long-term portion of other assets in note 9.

9. OTHER ASSETS

	December 31, 2010		December 31, 2009
	Current	Long term	Current	Long term
Income taxes recoverable	3,027	—	3,487	—
Accrued pension benefit (note 20)	—	20,197	—	14,199
Prepaid expenses and deposits(a)	17,706	10,913	17,548	14,423
Deferred charges(b)	1,996	1,751	2,108	5,244
Derivative assets (note 18)	—	72,405	—	15,914
Inventories(c)	2,985	—	5,214	—
Tax indemnification receivable from Loral (note 21)	—	2,332	—	2,461
Investments(d)	—	558	—	475
Long term trade receivables	—	4,412	—	3,815
Investment tax credit benefit	556	—	661	—
Other assets	206	248	—	393
	26,476	112,816	29,018	56,924

(a)	Prepaid expense and deposits includes mainly prepaid insurance for in-orbit satellites, deposits related to foreign taxes, prepaid interest on long term debt, security deposits, and other prepaid expenses.
(b)	Deferred charges include the deferred financing charges related to the Revolving facility and the Canadian term loan facility (note 13).

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

9. OTHER ASSETS  – (continued)

(c)	Inventories are valued at lower of cost and net realizable value and consist of $2.4 million
(2009 — $2.9 million) of finished goods and $0.6 million (2009 — $2.3 million) of work in process. All of the inventories have been pledged as security pursuant to the terms of the senior secured credit facilities.
(d)	Investments include an interest in Hellas-Sat Consortium Limited, a satellite operator offering services in Europe, Middle East and Southern Africa, and an interest in Information Systems Associates Limited, a satellite service provider.

10. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
December 31, 2010
Satellites	2,018,871	(505,606)	1,513,265
Earth stations	150,457	(45,599)	104,858
Transponders under capital lease	25,871	(10,491)	15,380
Office buildings and other	14,700	(8,823)	5,877
Construction in progress	354,742	—	354,742
	2,564,641	(570,519)	1,994,122
December 31, 2009
Satellites	2,018,871	(323,734)	1,695,137
Earth stations	149,085	(30,083)	119,002
Transponders under capital lease	28,048	(8,550)	19,498
Office buildings and other	31,735	(11,548)	20,187
Construction in progress	72,366	—	72,366
	2,300,105	(373,915)	1,926,190

The Company had two successful launches in 2009. The Nimiq 5 satellite was launched in September 2009, and was placed in service in October 2009. The Telstar 11N satellite was launched in February 2009, and was placed in service in March 2009. The current construction in progress amount relates primarily to satellite construction and related launch service costs for Telstar 14R/Estrela do Sul 2, Nimiq 6 and Anik G1.

Consistent with its accounting policy, the Company tests for asset impairment upon the occurrence of triggering events.

There were no triggering events in 2010 or 2009 and therefore no impairment charges were recorded. In 2008, the Company recorded a $2.4 million impairment charge relating to the Nimiq 3 satellite.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

11. GOODWILL AND INTANGIBLE ASSETS

December 31, 2010	Cost	Accumulated Amortization	Net Book Value
Finite life intangible assets:
Revenue backlog	268,123	(110,162)	157,961
Customer relationships	197,920	(44,156)	153,764
Favourable leases	—	—	—
Concession rights	1,398	(186)	1,212
Transponder rights	28,497	(10,842)	17,655
Patents	59	(10)	49
	495,997	(165,356)	330,641
Indefinite life intangible assets:
Orbital slots	113,419	—	113,419
Trade name	17,000	—	17,000
Total intangible assets	626,416	(165,356)	461,060
Goodwill	2,446,603	—	2,446,603
Goodwill and intangible assets	3,073,019	(165,356)	2,907,663

December 31, 2009	Cost	Accumulated Amortization	Net Book Value
Finite life intangible assets:
Revenue backlog	268,123	(77,210)	190,913
Customer relationships	197,920	(33,140)	164,780
Favourable leases	2,990	(1,774)	1,216
Concession rights	1,404	(94)	1,310
Transponder rights	29,550	(7,493)	22,057
Patents	59	(7)	52
	500,046	(119,718)	380,328
Indefinite life intangible assets:
Orbital slots	113,347	—	113,347
Trade name	17,000	—	17,000
Total intangible assets	630,393	(119,718)	510,675
Goodwill	2,446,603	—	2,446,603
Goodwill and intangible assets	3,076,996	(119,718)	2,957,278

The Company performed its annual impairment test on goodwill and indefinite life intangibles in 2010 by comparing the estimated fair value to the carrying value. The annual impairment test of goodwill and indefinite life intangibles did not result in any impairment in 2010 or in 2009. In 2008, the Company recorded a $483.0 million impairment charge to the orbital slots.

The Company only has one reporting unit with a corresponding goodwill balance of $2,446.6 million. The fair value of the reporting unit exceeds its carrying value on step one of the annual impairment test. The most significant assumptions used in step one of the impairment test were as follows:

At December 31,	2010	2009
Discount rate	10%	9.5%
Compounded annual growth rate (5 years)	6.7%	6.2%
Terminal year growth rate	3.0%	3.0%

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

11. GOODWILL AND INTANGIBLE ASSETS  – (continued)

The Company believes the assumptions used to determine the fair value of the reporting unit are reasonable and are the most appropriate in the circumstances. If different assumptions were used, particularly with respect to forecasted cash flows or the discount rate, different estimates of fair value may have resulted and there could have been a risk of failing step one of the goodwill impairment test Actual operating results and the related cash flows of the reporting unit could differ from the estimated operating results and related cash flows used in the impairment analysis.

The Company recorded amortization expense on intangible assets of $45.5 million for the year ended December 31, 2010 (2009 — $54.8 million, 2008 — $55.5 million).

12. OTHER LIABILITIES

At December 31,	2010	2009
Other current liabilities	128,296	127,704
Other long-term liabilities	676,217	671,523
	804,513	799,227

Other liabilities include the following items and maturities:

	2011	2012	2013	2014	2015	Thereafter	Total
Deferred revenues and deposits	63,109	35,870	36,421	34,971	31,218	179,847	381,436
Derivative liabilities (note 18)	20,475	—	—	223,979	—	—	244,454
Capital lease liabilities(a)	3,656	3,975	4,368	4,154	751	—	16,904
Deferred satellites performance incentive payments	10,321	3,863	4,098	4,423	4,776	39,996	67,477
Interest payable	23,171	—	—	—	—	—	23,171
Dividends payable on senior preferred shares (note 14)	2,075	—	—	—	—	—	2,075
Pension and other post retirement liabilities (note 20)	491	—	—	—	—	23,703	24,194
Promissory note payable to Loral (note 22)	—	17,525	—	—	—	—	17,525
Tax indemnification payable to Loral	—	6,949	—	—	—	—	6,949
Potential tax liability	636	6,949	—	—	—	—	7,585
Asset retirement obligations	165	541	176	224	—	426	1,532
Unfavourable backlog	—	—	—	—	—	3,922	3,922
Unfavourable leases	—	—	—	—	—	926	926
Other liabilities(b)	4,197	—	—	—	—	2,166	6,363
	128,296	75,672	45,063	267,751	36,745	250,986	804,513

(a)	At December 31, 2010, interest payable related to the capital lease liabilities was $3.4 million (2009 — $5.3 million).
(b)	Other liabilities include items that are both current and long-term in nature. The long-term items are estimated to mature after 2015 due to uncertainty in settlement dates.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

13. DEBT FINANCING

At December 31,	2010	2009
Senior secured credit facilities(a):
Revolving facility	—	—
The Canadian term loan facility	170,000	185,000
The U.S. term loan facility (2010 – USD $1,702,350, 2009 – USD $1,719,900)	1,698,945	1,811,399
The U.S. term loan II facility (2010 – USD $146,225, 2010 – USD $147,725)	145,933	155,584
Senior Notes (USD $692,825)(b)	691,439	729,683
Senior Subordinated Notes (USD $217,175)(c))	216,741	228,729
	2,923,058	3,110,395
Less: deferred financing costs and prepayment options(d)	(54,408)	(64,973)
	2,868,650	3,045,422
Less: current portion (net of deferred financing costs)	(96,848)	(23,602)
Long-term portion	2,771,802	3,021,820

(a)	The senior secured credit facilities are secured by substantially all of Telesat’s assets. Under the terms of these facilities, Telesat is required to comply with certain covenants including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions, and restrictions on transactions with affiliates. The financial covenant ratios include total debt to EBITDA for covenant purposes (earnings before interest, taxes, depreciation, amortization and other charges) and EBITDA for covenant purposes to interest expense. Both financial covenant ratios tighten over the term of the credit facility. At December 31, 2010 Telesat was in compliance with all of the required covenants.

Telesat was required to hedge, at fixed rates, prior to February of 2008, 50% of its floating interest rate debt for a three year period ending October 31, 2010. The Company has complied with this obligation and has no additional hedging requirements. These derivative instruments have not been designated as hedging instruments for accounting purposes.

Each tranche of the credit facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally an annual amount representing 1% of the initial aggregate principal amount, payable quarterly. The senior secured credit facility has several tranches which are described below:

(i)	A revolving Canadian dollar denominated credit facility (the “revolving facility”) of up to $153 million is available to Telesat. This revolving facility matures on October 31, 2012 and is available to be drawn at any time. The drawn loans bear interest at the prime rate or LIBOR or Bankers’ Acceptance plus an applicable margin of 150 to 250 basis points per annum. Undrawn amounts under the facility are subject to a commitment fee. As of December 31, 2010, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.
(ii)	The Canadian term loan facility was initially a $200 million facility denominated in Canadian dollars, with a maturity date of October 31, 2012. Loans under this facility bear interest at a floating rate of the Bankers’ Acceptance rate plus an applicable margin of 275 basis points per annum. The required repayments on the Canadian term loan facility are as follows:

Annual Repayments
2011	90,000
2012	80,000
Total repayments	170,000

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

13. DEBT FINANCING  – (continued)

The payments are generally made quarterly in varying amounts. The average interest rate was 3.63% for the year ended December 31, 2010 (2009 — 3.61%, 2008 — 6.57%). This facility had $170 million outstanding at December 31, 2010, which represents the full amount available, with principal repayments being made as required.

(iii)	The U.S. term loan was initially a $1,755 million facility denominated in U.S. dollars, bears interest at LIBOR plus an applicable margin of 300 basis points per annum, and has a maturity of October 31, 2014. The average interest rate was 3.28% for the year ended December 31, 2010 (2009 — 3.80%, 2008 — 6.35%). Principal repayments of U.S. $4.4 million are made on a quarterly basis, with a lump sum repayment of the remaining balance payable on the maturity date.
(iv)	The U.S. term loan II was initially a $150 million delayed draw facility denominated in U.S. dollars, bears interest at LIBOR plus an applicable margin of 300 basis points per annum, and has a maturity of October 31, 2014. The average interest rate was 3.28% for the year ended December 31, 2010 (2009 — 3.80%, 2008 — 6.17%). The U.S. term loan II facility was available to be drawn for 12 months after the closing of the Telesat Canada acquisition to fund capital expenditures. The undrawn amount of the U.S. term loan II was subject to a commitment fee. The facility was fully drawn at December 31, 2010. Principal repayments of U.S. $0.4 million are made on a quarterly basis, with a lump sum repayment of the remaining balance payable on the maturity date.
(b)	The Senior Notes bear interest at an annual rate of 11.0% and are due November 1, 2015. The Senior Notes include covenants or terms that restrict Telesat’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel the Company’s satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.
(c)	The Senior Subordinated Notes bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict Telesat’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel the Company’s satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.
(d)	The U.S. term loan facilities, Senior Notes and Senior Subordinated Notes are presented on the balance sheet net of related deferred financing costs of $61.6 million (2009 — $73.1 million). The indenture agreements for the Senior Notes and Senior Subordinated Notes contain provisions for certain prepayment options which were fair valued at the time of debt issuance (note 18). The initial fair value impact of the prepayment options on the Senior Notes and Senior Subordinated Notes was an increase to the liabilities of $6.5 million and $2.7 million, respectively. These liability amounts are subsequently amortized using the effective interest rate method with carrying amounts of $4.9 million and $2.3 million respectively, at December 31, 2010 (2009 — $5.6 million and $2.5 million, 2008 — $6.3 million and $2.6 million).

The short-term and long-term portions of deferred financing costs and prepayment options are as follows:

At December 31,	2010	2009
Short-term deferred financing costs	12,165	11,462
Long-term deferred financing costs	49,433	61,593
	61,598	73,055
Long-term prepayment option – Senior notes	(4,928)	(5,631)
Long-term prepayment option – Senior subordination notes	(2,262)	(2,451)
	(7,190)	(8,082)
Total deferred financing costs and prepayment options	54,408	64,973

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

13. DEBT FINANCING  – (continued)

The outstanding balance of debt financing, excluding deferred financing costs and prepayment options, will be repaid as follows (in millions of Canadian dollars):

2011	2012	2013	2014	2015	Thereafter	Total
109.0	99.0	19.0	1,787.9	691.4	216.8	2,923.1

14. SENIOR PREFERRED SHARES

Telesat issued 141,435 senior preferred shares with an issue price of $1,000 per Senior Preferred Share on October 31, 2007. The Senior Preferred Shares rank in priority, with respect to the payment of dividends and return of capital upon liquidation, dissolution or winding-up, ahead of the shares of all other classes of Telesat stock which have currently been created, as well as any other shares that may be created that by their terms rank junior to the senior preferred shares. Senior Preferred Shares are entitled to receive cumulative preferential dividends at a rate of 7% per annum on the Liquidation Value, being $1,000 per Senior Preferred Share plus all accrued and unpaid dividends (8.5% per annum following a Performance Failure, being a failure to pay annual dividends in cash or in Holding PIK Preferred Stock in any year, while such failure is continuing, the failure to redeem the Holding PIK Preferred Stock when submitted for redemption on or after the twelfth anniversary of the date of issue, or the failure to redeem Holding PIK Preferred Stock for which an offer of redemption is accepted following a Change of Control). Such annual dividend may be paid in cash, subject to the requirements of the CBCA, if such payment is permitted under the terms of (i) the senior secured credit facilities and (ii) the indentures governing the notes. If the cash payment is not permitted under the terms of the senior secured credit facilities, the dividends will be paid, subject to the requirements of the CBCA, in senior preferred shares based on an issue price of $1,000 per Senior Preferred Share. Dividends of $2.1 million (note 12) have been accrued at December 31, 2010 (2009 — $25.1 million) and dividends of $35.4 million were paid during year ended December 31, 2010 (2009 — $nil, 2008 — $nil).

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

15. CAPITAL STOCK

The authorized capital of the Company is comprised of: (i) an unlimited number of common shares, (ii) an unlimited number of voting participating preferred shares, (iii) an unlimited number of non-voting participating preferred shares, (iv) an unlimited number of redeemable common shares, (v) an unlimited number of redeemable non-voting participating preferred shares, (vi) 1,000 director voting preferred shares, and (vii) 325,000 senior preferred shares. None of the Redeemable Common Shares or Redeemable Non-Voting Participating Preferred Shares have been issued as at December 31, 2010.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each common share held on all matters at all such meetings, except in respect of a class vote applicable only to the shares of any other class,

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
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

There were 74,252,460 Common Shares issued and outstanding as at December 31, 2010 and 2009 with a stated value of $756 million.

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

There were 7,034,444 Voting Participating Preferred Shares issued and outstanding as at December 31, 2010 and 2009 with a stated value of $117 million.

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

There were 35,953,824 Non-Voting Participating Preferred Shares issued and outstanding as at December 31, 2010 and 2009 with a stated value of $424 million.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

15. CAPITAL STOCK  – (continued)

Director Voting Preferred Shares

The rights, privileges and conditions of the Director Voting Preferred Shares are identical in all respects to those of the Common Shares, except for the following:

•	The holders of Director Voting Preferred Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company at which directors of the Company are to be elected. The holders of the Director Voting Preferred Shares are not entitled to attend meetings of the shareholders of the Company and have no right to vote on any matter other than the election of directors of the Company.
•	The holders of Director Voting Preferred Shares are entitled to receive annual non-cumulative dividends of $10 per share if declared by the Board of Directors of the Company, in priority to the payment of dividends on the Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, but after payment of any accrued dividends on the Senior Preferred Shares.
•	In the event of liquidation, wind-up or dissolution, the holders of Director Voting Preferred Shares are entitled to receive $10 per share in priority to the payment of dividends on the Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, but after payment of any accrued dividends on the Senior Preferred Shares.
•	The Director Voting Preferred Shares are redeemable at the option of the Company, at any time, at a redemption price of $10 per share.

There were 1,000 Director Voting Preferred Shares issued and outstanding as at December 31, 2010 and 2009 with a nominal stated value.

16. CASH FLOW INFORMATION

Year ended December 31,	2010	2009	2008
Cash and cash equivalents is comprised of:
Cash	129,217	89,679	26,584
Short term investments, original maturity 90 days or less	91,078	64,510	71,955
	220,295	154,189	98,539
Changes in operating assets and liabilities are comprised of:
Accounts and notes receivable	21,884	(2,021)	(3,303)
Other assets	(1,836)	15,693	(34,885)
Accounts payable and accrued liabilities	(22,484)	7,270	(12,947)
Other liabilities	(27,570)	(13,739)	99,994
	(30,006)	7,203	48,859

Year ended December 31,	2010	2009	2008
Non-cash investing and financing activities are comprised of:
Purchase of satellites, property and other equipment	24,775	5,026	3,595
Purchase of concession rights	—	—	1,230

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
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

The Company defines its capital as follows:

At December 31,	2010	2009
Shareholders’ equity, excluding accumulated other comprehensive loss	1,138,532	904,718
Debt financing, excluding deferred financing costs and prepayment options	2,923,058	3,110,395

Telesat manages its capital by measuring the financial covenant ratios contained in its senior secured credit agreement (the “credit agreement”), dated October 31, 2007 and which terminates in October 2014. As of December 31, 2010, the Company was subject to three financial covenant compliance tests: a maximum Consolidated Total Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test, a minimum Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio test and a maximum Permitted Capital Expenditure Amount test. Compliance with financial covenants is measured on a quarterly basis, except for the maximum Permitted Capital Expenditure Amount which is only measured at the end of every fiscal year.

As of December 31, 2010, Telesat’s Consolidated Total Debt to Consolidated EBITDA for covenant purposes ratio, for credit agreement compliance purposes, was 4.59:1 (2009 — 5.50:1), which was less than the maximum test ratio of 6.50:1. The Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.63:1 (2009 — 2.08:1), which was greater than the minimum test ratio of 1.60:1. The compliance test ratios become more restrictive over the term of the credit agreement.

The maximum Permitted Capital Expenditure Amount varies in each fiscal year with the opportunity to carry forward or carry back unused amounts based on conditions specified in the credit agreement. An additional amount of U.S. $500 million is also available over the term of the credit agreement for the construction or acquisition of up to four new satellites. For the fiscal year ended December 31, 2010, the Company’s Capital Expenditure Amount, as defined in the credit agreement, was $266.7 million (2009 — $257.5 million) and was in compliance with the credit agreement.

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

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. FINANCIAL INSTRUMENTS  – (continued)

At December 31, 2010 and December 31, 2009, the current and long term portions of the fair value of the Company’s derivative assets and liabilities and the fair value methodologies used to calculate those values were as follows:

December 31, 2010	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Total
Cross currency basis swap	—	—	—	(192,456)	(192,456))
Interest rate swaps	—	—	(17,904)	(31,523)	(49,427)
Forward foreign exchange contracts	—	—	(2,571)	—	(2,571)
Prepayment option embedded derivatives	—	72,405	—	—	72,405
	—	72,405	(20,475)	(223,979)	(172,049)

December 31, 2009	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Total
Cross currency basis swap	—	—	—	(137,106)	(137,106)
Interest rate swaps	—	—	(6,020)	(41,724)	(47,744)
Forward foreign exchange contracts	—	—	(436)	—	(436)
Prepayment option embedded derivatives	—	15,914	—	—	15,914
	—	15,914	(6,456)	(178,830)	(169,372)

Reconciliation of fair value of derivative assets and liabilities
Opening fair value, December 31, 2009	(169,372)
Unrealized derivative losses	(13,955)
Realized derivative gains (losses) on:
Cross currency basis swap	1,183
Interest rate swaps	—
Forward foreign exchange contracts	1,604
Impact of foreign exchange	8,491
Fair value, December 31, 2010	(172,049)

At December 31,	2010	2009
Fair value methodology:
Net position determined using actively quoted prices (level 1)	—	—
Net position determined using observable data or market corroboration (level 2)	(172,049)	(169,372)
Net position determined using extrapolated data (level 3)	—	—
	(172,049)	(169,372)

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. For Telesat, this category includes forward foreign exchange contracts, the credit basis swap, interest rate swaps and the prepayment option embedded derivatives.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
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

The carrying amounts for cash and cash equivalents, trade receivables, promissory notes receivable, and accounts payable and accrued liabilities approximate fair market value due to the short maturity of these instruments. At December 31, 2010 the fair value of the debt financing is based on transactions and quotations from third parties excluding deferred financing costs considering market interest rates.

The carrying amounts and fair values of financial instruments were as follows as at:

	Carrying value
December 31, 2010	HFT	AFS	Loans & Receivables	Total	Fair value
Financial assets
Cash and cash equivalents	220,295	—	—	220,295	220,295
Accounts and notes receivable	—	—	44,109	44,109	44,109
Derivative financial instruments	72,405	—	—	72,405	72,405
Other assets	—	315	14,817	15,132	15,132
	292,700	315	58,926	351,941	351,941

	Carrying value
December 31, 2010	HFT	Other	Total	Fair value
Financial liabilities
Accounts payable and accrued liabilities	—	49,906	49,906	49,906
Debt financing (excluding deferred financing costs)	—	2,930,248	2,930,248	3,067,412
Derivative financial instruments	244,454	—	244,454	244,454
Other liabilities	—	266,692	266,692	276,990
	244,454	3,246,846	3,491,300	3,638,762

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. FINANCIAL INSTRUMENTS  – (continued)

	Carrying value
December 31, 2009	HFT	AFS	Loans & Receivables	Total	Fair value
Financial assets
Cash and cash equivalents	154,189	—	—	154,189	154,189
Accounts and notes receivable	—	—	70,203	70,203	70,203
Derivative financial instruments	15,914	—	—	15,914	15,914
Other assets	6,970	474	5,351	12,795	12,795
	177,073	474	75,554	253,101	253,101

	Carrying value
December 31, 2009	HFT	Other	Total	Fair value
Financial liabilities
Accounts payable and accrued liabilities	—	43,413	43,413	43,413
Debt financing (excluding deferred financing costs)	—	3,118,477	3,118,477	3,104,151
Derivative financial instruments	185,286	—	185,286	185,286
Other liabilities	—	291,412	291,412	322,187
	185,286	3,453,302	3,638,588	3,655,037

Included in cash and cash equivalents are $91.9 million (2009 — $64.5 million) of short-term investments classified as Level 2 in the fair value hierarchy. Included in Other assets are $0.3 million (2009 —  $0.5 million) of AFS securities classified as Level 3 in the fair value hierarchy.

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at the balance sheet date of December 31, 2010.

Measurement of Risks

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At December 31, 2010, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $352 million (2009 — $253 million) as listed above. Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

It is expected that the counterparties to our financial assets will be able to meet their obligations as they are institutions with strong credit ratings. Telesat regularly monitors the credit risk and credit exposure.

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to accounts receivable. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Telesat’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As a result, Telesat considers the credit quality of its North American customers to be high; however due to the additional complexities of collecting from its International customers the Company considers the credit quality of its International customers to be lower than the North American customers. At December 31, 2010, North American and International customers made up 38% and 62% of the outstanding trade receivable balance, respectively. Anticipated bad debt losses have been provided for in the allowance for doubtful accounts.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. FINANCIAL INSTRUMENTS  – (continued)

The allowance for doubtful accounts at December 31, 2010 was $7.1 million (2009 — $8.7 million). A reconciliation of the allowance for doubtful accounts is as follows:

Allowance for doubtful accounts	2010	2009
Balance at January 1	8,708	5,410
Provision for receivables impairment	(1,324)	4,067
Receivables written off during the period as uncollectible	(256)	(769)
Balance at December 31	7,128	8,708

Foreign Exchange Risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. At December 31, 2010, approximately $2,753 million of the $2,923 million total debt financing (before netting of deferred financing costs and prepayment options) is the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt.

The Company has entered into a cross currency basis swap to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. At December 31, 2010, the Company had a cross currency basis swap of $1,187 million (2009 — $1,200 million) which requires the Company to pay Canadian dollars to receive U.S. $1,022 million (2009 — U.S. $1,033 million). At December 31, 2010, the fair value of this derivative contract was a liability of $192.5 million (2009 — liability of $137.1 million). The non-cash loss will remain unrealized until the contract is settled. This contract is due on October 31, 2014.

Telesat uses forward contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites. At December 31, 2010, the Company had nine outstanding foreign exchange contracts which will require the Company to pay $188.3 million Canadian dollars (2009 — $21.5 million) to receive U.S. $185.0 million (2009 — U.S. $20.0 million) for future capital expenditures and interest payments. At December 31, 2010, the fair value of the derivative contracts was a liability of $2.6 million (2009 — liability of $0.4 million). Any non-cash gain or loss will remain unrealized until the contracts are settled. These forward contracts mature between January 31, 2011 and December 31, 2011.

The Company’s main currency exposures as at December 31, 2010 lie in its U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

As at December 31, 2010, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net earnings by approximately $151 million and increased (decreased) other comprehensive income by $2 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest Telesat is required to pay. Telesat uses interest rate swaps to economically hedge the interest rate risk related to variable rate debt financing.

On November 30, 2007, the Company entered into a series of five interest rate swaps to fix interest rates on U.S. $600 million of U.S. dollar denominated debt and $630 million of Canadian dollar denominated debt for an average term of 3.2 years. On August 25, 2009, the Company entered into delayed-start interest rate swaps related to the $630 million of Canadian dollar denominated debt to extend their maturities to October 31, 2014. On October 1, 2009, the Company entered into a delayed-start interest rate swap for an

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. FINANCIAL INSTRUMENTS  – (continued)

additional CAD$300 million to fix the interest rate on Canadian dollar denominated debt from January 2011 to October 2014. As of December 31, 2010, the fair value of these derivative contracts was a liability of $49.4 million (2009 — liability of $47.8). These contracts mature on various dates between January 31, 2011 and October 31, 2014.

If the interest rates on the unhedged variable rate debt change by 0.25% this would result in a change in the net earnings of approximately $2.5 million for the year ended December 31, 2010.

Liquidity Risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following are the contractual maturities of financial liabilities as at December 31, 2010:

In millions of Canadian dollars	Carrying amount	Contractual cash flows (undiscounted)	2011	2012	2013	2014	2015	After 2015
Accounts payable and accrued liabilities	49,906	49,906	49,906	—	—	—	—	—
Customer and other deposits	4,121	4,121	1,377	—	—	—	—	2,744
Deferred satellites performance incentive payments	70,808	100,357	17,898	7,985	7,910	7,909	7,908	50,747
Capital lease liabilities	16,904	20,273	5,030	5,030	5,030	4,408	775	—
Dividends payable on senior preferred shares (note 14)	2,075	2,075	2,075	—	—	—	—	—
Promissory note payable to Loral (note 22)	17,525	17,525	—	17,525	—	—	—	—
Tax indemnification payable to Loral	6,949	6,949	—	6,949	—	—	—	—
Other liabilities	3,940	3,940	3,940	—	—	—	—	—
Long term debt	2,942,899	3,733,469	298,973	264,140	181,830	1,940,202	781,914	266,410
Forward foreign exchange contacts	2,571	2,571	2,571	—	—	—	—	—
Interest rate swaps	49,427	87,474	34,805	18,625	18,574	15,470	—	—
Basis swap	192,456	108,556	28,623	28,418	28,066	23,449	—	—
	3,359,581	4,137,216	445,198	348,672	241,410	1,991,438	790,597	319,901

The carrying value of the deferred satellites performance incentive payments includes $3.3 million interest payable. The carrying value of the long-term debt includes $19.9 million of interest payable and excludes $61.6 million of financing costs and $7.2 million of prepayment options.

Correction of an immaterial error

During the fourth quarter of 2010, the Company identified an error in the accounting for prepayment options in its senior notes and senior subordinated notes (referred to as the “notes”) issued in June 2008. Under CICA Handbook Section 3855 “Financial Instruments — Recognition and Measurement”, the prepayment options are considered embedded derivatives that should be separated from the notes and accounted for as derivatives recorded at fair value at inception and marked to market each reporting period thereafter. As a result, the Company has decreased its net earnings for 2008 by $8.9 million and increased its net earnings in 2009 by $16.7 million.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

18. FINANCIAL INSTRUMENTS  – (continued)

After considering both quantitative and qualitative information applicable to the error, the Company believes that the error is not material to its previously issued historical consolidated financial statements. As a result, the Company has corrected its consolidated financial statements for the years ended December 31, 2009 and 2008, including the opening accumulated deficit, in these financial statements. The Company does not believe this error to be material as the mark to market adjustment on the embedded derivatives at each historical reporting period does not impact cash flows from operating activities and does not have a significant impact on the Company’s earnings for the years ended December 31, 2009 and 2008. Furthermore, this error did not impact the Company’s compliance with its debt covenants.

The impact on the Company’s consolidated financial statements for 2008 and 2009 is as follows:

Adjustments to the consolidated financial statements: debit (credit)	2009	2008
Impact on consolidated balance sheet:
Other long-term assets	15,915	—
Debt financing	788	(8,870)
Accumulated deficit	(16,703)	8,870
Impact on consolidated statement of earnings:
Interest expense	(788)	(328)
(Loss) gain on changes in fair value of financial instruments	(17,411)	9,966
Gain (loss) on foreign exchange	1,496	(768)
Impact on net earnings	(16,703)	8,870

While the Company’s Canadian GAAP financial statements have been corrected as described above, its net earnings under United States GAAP are not impacted by this error. Prepayment options in the notes represent embedded derivatives under Canadian GAAP, but not under United States GAAP. As a result, the December 31, 2009 and 2008 reconciliations from Canadian GAAP to United States GAAP contained in Note 23 to these financial statements, have been corrected to show an increase of $16.7 million and a decrease of $8.9 million, respectively, in Canadian GAAP net earnings, with an equal and offsetting United States GAAP adjustment, since this item has no impact on the Company’s reported results under United States GAAP.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
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

	Time Vesting Option Plans		Performance Vesting Option Plan
	Number of Options	Weighted- Average Exercise Price ($)	Number of Options	Weighted- Average Exercise Price ($)
Outstanding, January 1, 2010	7,303,705	11.07	1,453,814	11.07
Granted	10,067	16.50	12,305	16.50
Exercised	—	—	—	—
Forfeited	(47,820)	11.07	(58,447)	11.07
Expired	—	—	—	—
Outstanding December 31, 2010	7,265,952	11.08	1,407,672	11.12
Options exercisable at December 31, 2010	4,173,018		526,252

	Options Outstanding		Options Exercisable
At December 31, 2009	Number	Weighted- Average Remaining Life	Number
Exercise price $11.07	8,757,519	8 years	2,903,060

The assumptions used to determine the stock-based compensation expense under the Black-Scholes option pricing model were as follows:

	December 31, 2010	December 31, 2009
Compensation cost (credited to contributed surplus)	5,653	5,649
Number of stock options granted	22,372	1,351,740
Weighted-average fair value per option granted ($)	16.50	4.76
Weighted average assumptions:
Dividend yield	—%	—%
Expected volatility	31.1%	30.0%
Risk-free interest rate	3.85%	2.98%
Expected life (years)	10	10

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
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

The Company provides certain health care and life insurance benefits for some of its retired employees and their dependents. Participants are eligible for these benefits generally when they retire from active service and meet the eligibility requirements for the pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.

The changes in the benefit obligations and in the fair value of assets and the funded status of the defined benefit plans were as follows:

	December 31, 2010
Pension and other benefits	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2010	151,977	22,433	174,410
Current service cost	2,630	232	2,862
Interest cost	9,665	1,237	10,902
Actuarial (gains) losses	19,165	(1,250)	17,915
Benefit payments	(9,379)	(856)	(10,235)
Employee contributions	1,386	32	1,418
Plan amendments	—	(236)	(236)
Benefit obligation, December 31, 2010	175,444	21,592	197,036

	December 31, 2010
Pension and other benefits	Pension	Other	Total
Change in fair value of plan assets
Fair value of plan assets, January 1, 2010	150,746	—	150,746
Return on plan assets	15,339	—	15,339
Benefit payments	(9,379)	(856)	(10,235)
Employee contributions	1,386	32	1,418
Employer contributions	8,143	824	8,967
Fair value of plan assets, December 31, 2010	166,235	—	166,235
Funded status
Plan surplus (deficit)	(9,209)	(21,592)	(30,801)
Unamortized net actuarial (gain) loss	29,406	(2,602)	26,804
Accrued benefit asset (liability)	20,197	(24,194)	(3,997)

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

20. EMPLOYEE BENEFIT PLANS  – (continued)

	December 31, 2009
Pension and other benefits	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2009	126,754	21,252	148,006
Current service cost	1,963	260	2,223
Interest cost	9,470	1,444	10,914
Actuarial (gains) losses	23,975	408	24,383
Benefit payments	(11,899)	(953)	(12,852)
Employee contributions	1,714	22	1,736
Benefit obligation, December 31, 2009	151,977	22,433	174,410

	December 31, 2009
Pension and other benefits	Pension	Other	Total
Change in fair value of plan assets
Fair value of plan assets, January 1, 2009	138,293	—	138,293
Return on plan assets	20,692	—	20,692
Benefit payments	(11,899)	(953)	(12,852)
Employee contributions	1,714	22	1,736
Employer contributions	1,946	931	2,877
Fair value of plan assets, December 31, 2009	150,746	—	150,746
Funded status
Plan surplus (deficit)	(1,231)	(22,433)	(23,664)
Unamortized net actuarial (gain) loss	15,430	(1,394)	14,036
Accrued benefit asset (liability)	14,199	(23,827)	(9,628)

The fair value of the pension plan assets consists of the following asset categories:

At December 31,	2010	2009
Equity securities	61%	60%
Fixed income instruments	36%	37%
Short-term investments	2%	3%
Other	1%	—
Total	100%	100%

Pension plan assets are valued as at the measurement date of December 31 each year.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

20. EMPLOYEE BENEFIT PLANS  – (continued)

The significant weighted-average assumptions adopted in measuring the Company’s pension and other benefit obligations were as follows:

	Pension	Other	Pension	Other
	December 31, 2010		December 31, 2009
Accrued benefit obligation
Discount rate	5.5%	5.5%	7.5%	7.5%
Rate of compensation increase	3.0%	—	3.5%	3.5%
Benefit costs for the periods ended
Discount rate	6.4%	6.4%	6.4%	6.4%
Expected long-term rate of return on plan assets	7.0%	—	7.5%	—
Rate of compensation increase	3.5%	—	3.5%	3.5%

For measurement purposes, the medical trend rate for drugs was assumed to be 10.5% for 2010, decreasing by 1% per annum, to a rate of 4.5% per annum in 2016. The health care cost trend was assumed to be 9% grading down to 5% in 2018. Other medical trend rates were assumed to be 4.5%.

The net benefit expense included the following components:

	Pension	Other	Total	Pension	Other	Total	Pension	Other	Total
	Year Ended
	December 31, 2010			December 31, 2009			December 31, 2008
Current service cost	2,630	232	2,862	1,963	260	2,223	3,926	433	4,359
Interest cost	9,665	1,237	10,902	9,470	1,444	10,914	9,271	1,745	11,016
Expected return on plan assets	(10,231)	—	(10,231)	(10,011)	—	(10,011)	(12,686)	—	(12,686)
Amortization	81	(284)	(203)	(65)	(144)	(209)	—	—	—
Net benefit expense	2,145	1,185	3,330	1,357	1,560	2,917	511	2,178	2,689

Sensitivity of assumptions

The impact of a hypothetical 1% change in the health care cost trend rate on the other post-retirement benefit obligation and the aggregate of service and interest cost would have been as follows:

	Benefit obligation	Aggregate of service and interest cost
As reported	21,592	1,469
Impact of increase of 1% point	1,746	137
Impact of decrease of 1% point	(1,483)	(114)

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

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

21. COMMITMENTS AND CONTINGENT LIABILITIES

Off balance sheet commitments include operating leases, commitments for future capital expenditures and other future purchases.

Off balance sheet commitments	2011	2012	2013	2014	2015	Thereafter	Total
Operating leases	26,720	21,180	19,115	16,257	11,350	39,234	133,856
Purchase commitments – Satellite programs	257,359	164,352	365	394	425	7,090	429,985
Total off balance sheet commitments	284,079	185,532	19,480	16,651	11,775	46,324	563,841

Certain of the Company’s satellite transponders, offices, warehouses, earth stations, vehicles, and office equipment are leased under various terms. The aggregate lease expense for the year ended December 31, 2010, and the year ended December 31, 2009 was $29.1 million, and $34.5 million respectively. The expiry terms range from January 2011 to January 2043.

Telesat has entered into contracts for the construction and launch of Telstar 14R/Estrela do Sul 2 (targeted for launch in mid-2011), Nimiq 6 (targeted for launch in 2012), and Anik G1 (targeted for launch in 2012). The total outstanding commitments at December 31, 2010 are in U.S. dollars.

Telesat has agreements with various customers for prepaid revenues on several satellites which take effect on final acceptance of the spacecraft. Telesat is responsible for operating and controlling these satellites. Customer prepayments of $377.1 million (2009 — $358.4 million), refundable under certain circumstances, are reflected in other liabilities, both current and long-term.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007. Likewise, Telesat will indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007.

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite and reduced its operational life. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. Telesat Canada continues to seek recovery of approximately $11 million, as noted below. In November 2006, Telesat Canada commenced arbitration proceedings against Boeing. A portion of its claim was in respect of the subrogated rights of its insurers. Telesat Canada is alleging in this proceeding that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. The arbitration tribunal has been constituted and Telesat Canada has filed its Statement of Claim seeking approximately $331 million plus costs and post-award interest. Boeing has responded by alleging that Telesat Canada failed to obtain what it asserts to be contractually required waivers of subrogation rights such that, if Telesat Canada

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

21. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

is successful in obtaining an award which includes an amount in respect of the subrogated rights of the insurers, Boeing is entitled to off-setting damages in that amount. This amount is alleged to be as much as approximately U.S. $182 million. Boeing also asserts that Telesat Canada owes Boeing performance incentive payments pursuant to the terms of the satellite construction contract in the amount of approximately U.S. $5.5 million. Telesat Canada and Boeing are now engaged in exchanging further documentary evidence. The hearing currently is scheduled to commence in April 2012. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claims and defend its position that no liability is owed Boeing in connection with the dispute and that, in the circumstances of this case, it was not contractually required to obtain waivers of the subrogation rights at issue.

Telesat Canada filed a claim with its insurers on December 19, 2002 for Anik F1 as a constructive total loss under its insurance policies for losses suffered as a result of the power loss on the satellite. In March 2004, Telesat reached a settlement agreement with its insurers pursuant to which the insurers made an initial payment in 2004 of U.S. $136.2 million, with potential additional payments to be made according to the amount of degradation of the power on Anik F1 through 2007. In December 2005, a number of insurers elected to pay a discounted amount, equal to U.S. $26.2 million, of the proceeds potentially due in 2007. In October 2007, Telesat submitted final claims to its insurers for approximately U.S. $20 million as a result of the continued power degradation. In January 2008, those insurers disputed Telesat’s determination of the available power, contending that the final payment should be approximately U.S. $2.7 million. During 2008, one insurer paid Telesat approximately U.S. $2.0 million in full settlement of its share of Telesat’s claim. Telesat advised the insurers of its intention to proceed with arbitration of the dispute, and on July 30, 2009, Telesat served its Claim in accordance with the procedural rules governing the arbitration. The insurers served their Statement of Defense on October 16, 2009. In January 2011, Telesat reached a compromise settlement with three insurance underwriters. As a result, the amount in dispute now totals approximately U.S. $11 million. The remaining parties are engaged in production of documents and exchange of witness statements. The hearing currently is scheduled to commence in September 2011. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claim.

22. RELATED PARTY TRANSACTIONS

Related parties include PSP Investments and Loral, the common shareholders, together with their subsidiaries and affiliates. The following transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Year ended December 31,	2010	2009	2008
Service revenues	3,998	6,360	3,560
Operations and administration	5,618	7,820	6,100
Capital expenditures – Satellites, property and other equipment	168,040	97,815	83,203
Dividends on senior preferred shares (note 14)	12,339	13,540	9,855
Interest expense	1,004	660	195

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

22. RELATED PARTY TRANSACTIONS  – (continued)

The balances with related parties are as follows:

At December 31,	2010	2009
Accounts receivable	428	1,019
Other long-term assets	2,332	2,461
Accounts payable and accrued liabilities	51	1,234
Other current liabilities	1,003	—
Other long-term liabilities	22,418	15,401
Note and interest payable at end of period	17,525	12,210
Dividends payable on senior preferred shares (note 14)	2,075	25,090
Senior preferred shares (note 14)	141,435	141,435

Dividends of $35.4 million on the senior preferred shares were paid during the year ended December 31, 2010 (2009 — $nil, 2008 — $nil).

Telesat has entered into contracts for the construction of Telstar 14R/Estrela do Sul 2, Nimiq 6 and Anik G1 with Loral. The total outstanding commitments at December 31, 2010 were $187.4 million (2009 — $225.1 million).

23. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

The Company has prepared these consolidated financial statements according to Canadian GAAP. The following tables are a reconciliation of differences relating to the statement of (loss) earnings and total Shareholders’ equity reported according to Canadian GAAP and United States GAAP (“U.S. GAAP”).

Reconciliation of Net Earnings (Loss)

Year ended December 31,	2010	2009	2008
Canadian GAAP – Net earnings (loss)	228,191	430,765	(831,271)
(Losses) gains on embedded derivatives(a)	(11,601)	(35,480)	20,118
(Losses) gains on prepayment option embedded derivatives(a)	(57,384)	(16,702)	8,870
Sales type lease – operating lease for U.S. GAAP(b)	—	1,514	18,808
Capital lease – operating lease for U.S. GAAP(b)	—	(1,567)	(7,584)
Lease amendments(c)	125	719	(1,233)
Dividends on senior preferred shares(d)	12,339	13,540	9,855
Tax effect of above adjustments(e)	2,851	10,510	(8,761)
Uncertainty in income taxes(f)	(1,255)	(8,053)	(6,875)
U.S. GAAP – Net earnings (loss)	173,266	395,246	(798,073)
Other comprehensive (loss) earnings items:
Change in currency translation adjustment	1,312	214	(7,143)
Net actuarial plans cost(g)
Net actuarial losses	(9,524)	(9,373)	(1,169)
Net transitional assets	—	—	—
U.S. GAAP – Comprehensive earnings (loss)	165,054	386,087	(806,385)

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP  – (continued)

Accumulated Other Comprehensive Loss

Year ended December 31,	2010	2009	2008
Cumulative translation adjustment, net of tax	(6,216)	(7,528)	(7,742)
Net benefit plans cost(g)
Net actuarial losses	(20,065)	(10,541)	(1,169)
Accumulated other comprehensive loss	(26,281)	(18,069)	(8,911)

Reconciliation of Total Shareholders’ Equity

Year ended December 31,	2010	2009
Canadian GAAP	1,132,325	897,296
Adjustments
Gains on embedded derivatives(a)	(26,189)	(14,588)
Gains on prepayment option embedded derivatives (a)	(65,216)	(7,832)
Net actuarial losses(g)	(20,065)	(10,541)
Sales type lease – operating lease for U.S. GAAP(b)	23,070	23,070
Capital lease – operating lease for U.S. GAAP(b)	(9,229)	(9,229)
Lease amendment(c)	(398)	(619)
Tax effect of above adjustments(e)	4,875	2,024
Uncertainty in income taxes(f)	(18,831)	(17,576)
U.S. GAAP	1,020,342	862,005

Description of United States GAAP adjustments:

(a)	Derivatives and embedded derivatives

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

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP  – (continued)

In accordance with U.S. GAAP, all derivative instruments embedded in contracts are recorded on the balance sheet at fair value. The Company denominates many of its long-term international purchase contracts in U.S. dollars resulting in embedded derivatives. This exposure to the U.S. dollar is partially offset by revenue contracts that are also denominated in U.S. dollars. For Canadian GAAP, the Company has elected to account for such contracts as single instruments, resulting in a U.S. GAAP reconciling item. At December 31, 2010, the fair value of assets resulting from embedded derivatives was $8.4 million (2009 — $20.0 million), while the year to date loss was $11.6 million (2009 — loss of $35.5 million, 2008 — gain of $20.1 million).

Prepayment option embedded derivatives

Under Canadian GAAP prepayment options on the Company’s senior notes and senior subordinated notes are considered embedded derivatives that should be separately accounted for as derivatives and recorded at fair value at inception and marked to market each reporting period thereafter. Under U.S. GAAP, these embedded prepayment options were considered to be clearly and closely related to the host debt instruments and as a result were not accounted for as embedded derivatives (see Note 18).

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

The income tax adjustment reflects the impact the U.S. GAAP adjustments described above have on income taxes. Included in the figures presented in the table above is the effect of tax rate changes applied to the accumulated gains and losses on embedded derivatives and to certain lease transactions classified as operating leases as discussed above. The impact on the statement of operations of the tax rate changes for the year ended December 31, 2010 was a nominal amount (2009 — recovery of $1.8 million, 2008 — expense of $0.6 million).

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP  – (continued)

(f)	Uncertainty in income taxes

Effective January 1, 2007 the Company adopted the recognition requirements of the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109. FIN 48, which has been primarily codified into FASB Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, provides specific guidance on the recognition, derecognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense. An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement. Under Canadian GAAP, significant differences exist as Telesat recognizes and measures income tax positions, based on the best estimate of the amount that is more likely than not of being realized.

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

At December 31, 2010, the balance sheet was adjusted such that actuarial losses and the transitional asset and obligation that have not yet been included in net benefit plans cost at December 31, 2010 were recognized as components of accumulated other comprehensive loss, net of tax. The adjustment at December 31, 2010 resulted in an increase of $9.5 million in accumulated other comprehensive loss, net of tax of $3.2 million (2009 — an increase of $9.4 million in accumulated other comprehensive loss, net of tax of $3.0 million, 2008 — an increase of $1.2 million in accumulated other comprehensive loss, net of tax of $0.3 million).

Transaction costs on long-term debt

Under Canadian GAAP, transaction costs of $61.6 million (2009 — $73.1 million) related to the issuance of long-term debt are netted against the long-term debt. Under U.S. GAAP these costs are recognized as deferred charges. This results in a U.S. GAAP reconciling item to reflect the different classification on the balance sheet.

Reporting disposal gains or losses of long-lived assets

Under Canadian GAAP, gains or losses on disposal of long-lived assets were included in Other income (expense). Under U.S. GAAP a gain or loss recognized on the sale of a long-lived asset shall be included in income from operations, which would result in an increase of earnings from operations and a decrease in non-operating earnings of $3.8 million for the year ended December 31, 2010 (2009 — a decrease of $33.4 million, 2008 — an increase of $0.3 million).

Statement of cash flows

There are no material differences in the consolidated statement of cash flows under U.S. GAAP other than the impact of the items identified above.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP  – (continued)

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13 Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-13 requires entities to allocate revenues in the absence of vendor-specific objective evidence or third party evidence of selling price for deliverables using a selling price hierarchy associated with the relative selling price method. ASU 2009-13 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We do not expect that the adoption of ASU 2009-13 will have a material impact on our consolidated results of operations or financial condition.

In January 2010, the FASB issued ASU No. 2010-06, which updates the guidance in ASC Topic 820 Fair Value Measurements and Disclosures, related to disclosures about fair value measurements. This amendment will require entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers, as well as to present separately, in the reconciliation for fair value measurements in Level 3, information about purchases, sales, issuances and settlements on a gross basis rather than as one net amount. Currently, the Company only has Level 2 fair value measurements. The ASU also amends ASC Subtopic 820-10 to clarify certain existing disclosures regarding the level of disaggregation at which fair value measurements are provided for each class of assets and liabilities, as well as disclosures about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. These new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of this guidance has not had, and is not expected to have, a material impact on our financial position or results of operations.

In April 2010, the FASB issued ASU No. 2010-17 Revenue Recognition — Milestone Method (“ASU 2010-17”). ASU 2010-017 provides guidance in applying the milestone method of revenue recognition to research or development deliverables or units of accounting under which a vendor satisfies its performance obligations over a period of time. Under this guidance management may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This ASU is effective on a prospective basis for such milestones achieved in fiscal years beginning on or after June 15, 2010, and, in the Company’s case, our fiscal 2011. We will not pursue early adoption of ASU 2010-17, so the effect of this guidance will be limited to future transactions. We do not expect that the adoption of ASU 2010-17 will have a material impact on our consolidated results of operations or financial condition.

24. SUBSEQUENT EVENT

On March 1, 2011, Telesat Canada and one of its subsidiaries (“Telesat”) entered into agreements (the “Assignment and Assumption Agreements”) with Loral Space & Communications Inc. and one of its subsidiaries (“Loral”) pursuant to which Loral will assign to Telesat and Telesat will assume from Loral all of Loral’s rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, which is being built by Space Systems/Loral, Inc., and all related agreements. Under the Assignment and Assumption Agreements, Loral will receive from Telesat US$13 million and will be reimbursed approximately US$48.2 million of net costs incurred through closing of the sale, including under the Consulting Services Agreement and the Service Agreement which will terminate. Also, if Telesat obtains any non-geostationary capacity on the payload, Loral will be entitled to receive one-half of any net revenue actually earned by Telesat in connection with the leasing of such supplemental capacity to its customers during the first four years after the commencement of service using the supplemental capacity. In connection with the sale, Loral will also assign to Telesat and Telesat will assume Loral’s 15-year contract with Barrett Xplore Inc. for ViaSat 1. This transaction is expected to be completed in March 2011.

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 11.0% Senior Notes and the 12.5% Senior Subordinated Notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat Holdings, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat Holdings and certain of its subsidiaries.

The condensed consolidating financial information below for the years ended December 31, 2010, 2009 and 2008 are presented pursuant to Article 3-10(d) of Regulation S-X. The information presented consists of the operations of Telesat Holdings. Telesat Holdings primarily holds investments in subsidiaries and equity. Telesat LLC is a financing subsidiary that has no assets, liabilities or operations.

The condensed consolidating financial information reflects the investments of Telesat Holdings in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Condensed Consolidating Balance Sheet
As at December 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	—	—	196,682	21,135	2,478	—	220,295
Accounts receivable	—	—	28,744	13,593	1,772	—	44,109
Current future tax asset	—	—	1,582	175	143	—	1,900
Intercompany receivable	—	—	219,035	202,459	112,436	(533,930)	—
Other current assets	—	—	12,291	7,482	6,703	—	26,476
Total current assets	—	—	458,334	244,844	123,532	(533,930)	292,780
Satellites, property and other equipment, net	—	—	1,643,419	333,126	17,577	—	1,994,122
Other long-term assets	—	—	107,568	4,622	626	—	112,816
Intangible assets, net	—	—	443,945	16,929	186	—	461,060
Investment in affiliates	1,311,220	—	1,295,517	1,484,866	261	(4,091,864)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	1,311,220	—	6,026,839	2,428,263	166,853	(4,625,794)	5,307,381
Liabilities
Current liabilities
Accounts payable and accrued liabilities	—	—	31,667	15,096	3,143	—	49,906
Intercompany payable	35,385	—	124,484	374,061	—	(533,930)	—
Other current liabilities	2,075	—	120,165	1,534	4,522	—	128,296
Debt due within one year	—	—	96,847	1	—	—	96,848
Total current liabilities	37,460	—	373,163	390,692	7,665	(533,930)	275,050
Debt financing	—	—	2,771,802	—	—	—	2,771,802
Future tax liability	—	—	305,548	(88)	5,092	—	310,552
Other long-term liabilities	—	—	649,904	12,546	13,767	—	676,217
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	178,895	—	4,100,417	403,150	26,524	(533,930)	4,175,056

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Shareholders’ equity
Common shares	756,414	—	2,320,730	1,896,596	104,434	(4,321,760)	756,414
Preferred shares	541,764	—	—	—	—	—	541,764
Accumulated deficit	(176,396)	—	(471,353)	199,084	31,828	240,441	(176,396)
Accumulated other comprehensive loss	(6,207)	—	63	(10,045)	3,777	6,205	(6,207)
Contributed surplus	16,750	—	76,982	(60,522)	290	(16,750)	16,750
Total shareholders’ equity	1,132,325	—	1,926,422	2,025,113	140,329	(4,091,864)	1,132,325
Total liabilities and shareholders’ equity	1,311,220	—	6,026,839	2,428,263	166,853	(4,625,794)	5,307,381
Reconciliation to U.S. GAAP of total shareholders’ equity is as follows:
Canadian GAAP	1,132,325	—	1,926,422	2,025,113	140,329	(4,091,864)	1,132,325
Underlying differences in the income (loss) from equity investments	(111,983)	—	(239)	(239)	—	112,461	—
Embedded derivatives	—	—	(91,405)	—	—	—	(91,405)
Net actuarial gains (losses)	—	—	(20,065)	—	—	—	(20,065)
Sales type lease – operating lease for U.S. GAAP	—	—	23,070	—	—	—	23,070
Capital lease – operating lease for U.S. GAAP	—	—	(9,229)	—	—	—	(9,229)
Lease amendments	—	—	—	—	(398)	—	(398)
Tax effect of above adjustments	—	—	4,716	—	159	—	4,875
Uncertainty in income taxes	—	—	(18,831)	—	—	—	(18,831)
U.S. GAAP	1,020,342	—	1,814,439	2,024,874	140,090	(3,979,403)	1,020,342

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Earnings (Loss)
For the year ended December 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	736,980	86,413	23,839	(46,088)	801,144
Equipment sales revenues	—	—	8,709	11,636	—	(128)	20,217
Total operating revenues	—	—	745,689	98,049	23,839	(46,216)	821,361
Amortization	—	—	195,287	51,823	4,084	—	251,194
Operations and administration	—	—	138,483	74,363	19,758	(46,137)	186,467
Cost of equipment sales	—	—	6,791	8,863	—	(79)	15,575
Total operating expenses	—	—	340,561	135,049	23,842	(46,216)	453,236
Earnings (loss) from operations	—	—	405,128	(37,000)	(3)	—	368,125
Income (loss) from equity investments	240,530	—	(36,162)	(31,196)	—	(173,172)	—
Interest expense	(12,339)	—	(239,059)	52	(1,740)	—	(253,086)
(Loss) gain on changes in fair value of financial instruments	—	—	(11,168)	—	—	—	(11,168)
Gain (loss) on foreign exchange	—	—	162,921	7,365	(6,288)	—	163,998
Other income (expense)	—	—	2,757	1,663	(81)	—	4,339
Earnings (loss) before income taxes	228,191	—	284,417	(59,116)	(8,112)	(173,172)	272,208
Income tax recovery (expense)	—	—	(43,887)	(906)	776	—	(44,017)
Net earnings (loss)	228,191	—	240,530	(60,022)	(7,336)	(173,172)	228,191
Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	(67,264)	—	37	37	—	67,190	—
Embedded derivatives	—	—	(68,985)	—	—	—	(68,985)
Lease amendments	—	—	—	—	125	—	125
Dividends on senior preferred shares	12,339	—	—	—	—	—	12,339
Tax effect of above adjustments	—	—	2,939	—	(88)	—	2,851
Uncertainty in income taxes	—	—	(1,255)	—	—	—	(1,255)
U.S. GAAP net earnings (loss)	173,266	—	173,266	(59,985)	(7,299)	(105,982)	173,266

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Cash Flow
For the year ended December 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net earnings (loss)	228,191	—	240,530	(60,022)	(7,336)	(173,172)	228,191
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	195,287	51,823	4,084	—	251,194
Future income taxes	—	—	42,757	(117)	(902)	—	41,738
Unrealized foreign exchange (gain) loss	—	—	(168,787)	(7,534)	6,273	—	(170,048)
Unrealized (gain) loss on derivatives	—	—	13,955	—	—	—	13,955
Dividends on senior preferred shares	2,075	—	—	—	—	—	2,075
Stock-based compensation expense	—	—	4,908	554	191	—	5,653
(Income) loss from equity investments	(240,530)	—	36,162	31,196	—	173,172	—
(Gain) loss on disposal of assets	—	—	(3,754)	(72)	—	—	(3,826)
Other	—	—	(24,600)	(315)	(183)	—	(25,098)
Customer prepayments on future satellite services	—	—	30,982	—	—	—	30,982
Operating assets and liabilities	10,294	—	(45,094)	2,798	1,996	—	(30,006)
	30	—	322,346	18,311	4,123	—	344,810
Cash flows from (used in) investing activities
Satellite programs	—	—	(257,725)	—	—	—	(257,725)
Property additions	—	—	(2,299)	(1,556)	(111)	—	(3,966)
Proceeds on disposal of assets	—	—	26,782	144	—	—	26,926
Dividends received	—	—	10,000	—	—	(10,000)	—
	—	—	(223,242)	(1,412)	(111)	(10,000)	(234,765)
Cash flows from (used in) financing activities
Repayment of debt financing	—	—	(34,946)	—	—	—	(34,946)
Dividends paid on preferred shares	(30)	—	—	—	—	—	(30)
Capital lease payments	—	—	—	—	(3,306)	—	(3,306)
Satellite performance incentive payments	—	—	(5,099)	—	—	—	(5,099)
Dividends paid	—	—	—	(10,000)	—	10,000	—
	(30)	—	(40,045)	(10,000)	(3,306)	10,000	(43,381)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	4	(562)	—	(558)
Increase (decrease) in cash and cash equivalents	—	—	59,059	6,903	144	—	66,106
Cash and cash equivalents, beginning of period	—	—	137,623	14,232	2,334	—	154,189
Cash and cash equivalents, end of period	—	—	196,682	21,135	2,478	—	220,295

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheet
As at December 31, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	—	—	137,623	14,232	2,334	—	154,189
Accounts receivable	—	—	51,447	15,591	3,165	—	70,203
Current future tax asset	—	—	1,703	350	131	—	2,184
Intercompany receivable	—	—	249,103	150,490	120,038	(519,631)	—
Other current assets	—	—	13,758	8,234	7,026	—	29,018
Total current assets	—	—	453,634	188,897	132,694	(519,631)	255,594
Satellites, property and other equipment, net	—	—	1,446,613	457,595	21,982	—	1,926,190
Other long-term assets	—	—	50,015	6,249	660	—	56,924
Intangible assets, net	—	—	492,435	17,854	386	—	510,675
Investment in affiliates	1,063,821	—	1,339,307	1,477,582	261	(3,880,971)	—
Goodwill	—	—	2,078,057	343,876	24,670	—	2,446,603
Total assets	1,063,821	—	5,860,061	2,492,053	180,653	(4,400,602)	5,195,986
Liabilities
Current liabilities
Accounts payable and accrued liabilities	—	—	32,059	6,798	4,556	—	43,413
Intercompany payable	—	—	108,346	411,285	—	(519,631)	—
Other current liabilities	—	—	121,140	2,397	4,167	—	127,704
Debt due within one year	—	—	23,601	1	—	—	23,602
Total current liabilities	—	—	285,146	420,481	8,723	(519,631)	194,719
Debt financing	—	—	3,021,820	—	—	—	3,021,820
Future tax liability	—	—	262,913	86	6,194	—	269,193
Other long-term liabilities	25,090	—	611,568	16,370	18,495	—	671,523
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	166,525	—	4,181,447	436,937	33,412	(519,631)	4,298,690
Shareholders’ equity
Common shares	756,414	—	2,320,730	1,896,596	104,434	(4,321,760)	756,414
Preferred shares	541,764	—	—	—	—	—	541,764
Accumulated deficit	(404,557)	—	(714,253)	230,623	39,165	444,465	(404,557)
Accumulated other comprehensive loss	(7,422)	—	63	(11,028)	3,544	7,421	(7,422)
Contributed surplus	11,097	—	72,074	(61,075)	98	(11,097)	11,097
Total shareholders’ equity	897,296	—	1,678,614	2,055,116	147,241	(3,880,971)	897,296
Total liabilities and shareholders’ equity	1,063,821	—	5,860,061	2,492,053	180,653	(4,400,602)	5,195,986
Reconciliation to U.S. GAAP of total shareholders’ equity is as follows:
Canadian GAAP	897,296	—	1,678,614	2,055,116	147,241	(3,880,971)	897,296
Underlying differences in the income (loss) from equity investments	(35,291)	—	(372)	(372)	—	36,035	—
Embedded derivatives	—	—	(22,420)	—	—	—	(22,420)
Net actuarial losses	—	—	(10,541)	—	—	—	(10,541)
Sales type lease – operating lease for U.S. GAAP	—	—	23,070	—	—	—	23,070
Capital lease – operating lease for U.S. GAAP	—	—	(9,229)	—	—	—	(9,229)
Lease amendments	—	—	—	—	(619)	—	(619)
Tax effect of above adjustments	—	—	1,777	—	247	—	2,024
Uncertainty in income taxes	—	—	(17,576)	—	—	—	(17,576)
U.S. GAAP	862,005	—	1,643,323	2,054,744	146,869	(3,844,936)	862,005

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Earnings (Loss)
For the year ended December 31, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	704,397	78,559	46,216	(62,034)	767,138
Equipment sales revenues	—	—	6,696	13,570	—	(206)	20,060
Operating revenues	—	—	711,093	92,129	46,216	(62,240)	787,198
Amortization	—	—	198,676	47,055	11,136	—	256,867
Operations and administration	—	—	173,371	80,554	28,004	(62,239)	219,690
Cost of equipment sales	—	—	5,829	10,552	—	(1)	16,380
Total operating expenses	—	—	377,876	138,161	39,140	(62,240)	492,937
Earnings from operations	—	—	333,217	(46,032)	7,076	—	294,261
Income (loss) from equity investments	444,305	—	(3,153)	(5,047)	—	(436,105)	—
Interest expense	(13,540)	—	(255,670)	(1,318)	(2,252)	—	(272,780)
(Loss) gain on financial instruments	—	—	(116,992)	—	—	—	(116,992)
Gain (loss) on foreign exchange	—	—	486,507	29,869	(17,010)	—	499,366
Other (expense) income	—	—	5,479	1,321	25,059	—	31,859
(Loss) earnings before income taxes	430,765	—	449,388	(21,207)	12,873	(436,105)	435,714
Income tax (expense) recovery	—	—	(5,083)	(1,458)	1,592	—	(4,949)
Net (loss) earnings	430,765	—	444,305	(22,665)	14,465	(436,105)	430,765
Reconciliation to US GAAP is as follows:
Income (loss) from equity investments	(49,059)	—	475	475	—	48,109	—
Embedded derivatives	—	—	(52,182)	—	—	—	(52,182)
Sales type lease – operating lease for U.S. GAAP	—	—	1,514	—	—	—	1,514
Capital lease – operating lease for U.S. GAAP	—	—	(1,567)	—	—	—	(1,567)
Lease amendments	—	—	—	—	719	—	719
Dividends on senior preferred shares	13,540	—	—	—	—	—	13,540
Tax effect of above adjustments	—	—	10,754	—	(244)	—	10,510
Uncertainty in income taxes	—	—	(8,053)	—	—	—	(8,053)
US GAAP net (loss) earnings	395,246	—	395,246	(22,190)	14,940	(387,996)	395,246

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net earnings (loss)	430,765	—	444,305	(22,665)	14,465	(436,105)	430,765
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	198,676	47,055	11,136	—	256,867
Future income taxes	—	—	6,245	271	(1,918)	—	4,598
Unrealized foreign exchange loss	—	—	(508,499)	(12,769)	(1,368)	—	(522,636)
Unrealized gain on derivatives	—	—	116,992	—	—	—	116,992
Dividends on preferred shares	13,540	—	—	—	—	—	13,540
Stock-based compensation expense	—	—	4,696	854	99	—	5,649
Loss (income) from equity investments	(444,305)	—	3,153	5,047	—	436,105	—
(Gain) loss on disposal of assets	—	—	(8,013)	590	(26,007)	—	(33,430)
Other	—	—	(49,760)	3,267	(310)	—	(46,803)
Customer prepayments on future satellite services	—	—	82,066	900	—	—	82,966
Customer refunds	—	—	(17,459)	(107)	—	—	(17,566)
Operating assets and liabilities	—	—	21,144	(20,756)	6,815	—	7,203
	—	—	293,546	1,687	2,912	—	298,145
Cash flows from investing activities
Satellite programs	—	—	(258,083)	—	—	—	(258,083)
Property additions	—	—	(5,130)	(722)	(266)	—	(6,118)
Proceeds on disposal of assets	—	—	70,942	458	—	—	71,400
	—	—	(192,271)	(264)	(266)	—	(192,801)
Cash flows from financing activities
Debt financing	—	—	23,880	—	—	—	23,880
Repayment of debt financing	—	—	(53,844)	(11)	—	—	(53,855)
Capitalized debt issuance costs	—	—	—	—	—	—	—
Capital lease payments	—	—	(11,359)	—	(3,261)	—	(14,620)
Satellite performance incentive payments	—	—	(5,418)	—	—	—	(5,418)
	—	—	(46,741)	(11)	(3,261)	—	(50,013)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	764	(445)	—	319
Increase (decrease) in cash and cash equivalents	—	—	54,534	2,176	(1,060)	—	55,650
Cash and cash equivalents, beginning of period	—	—	83,089	12,056	3,394	—	98,539
Cash and cash equivalents, end of period	—	—	137,623	14,232	2,334	—	154,189

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

The reconciliation of the condensed consolidating balance sheet captions is as follows:

December 31, 2010

Telesat Canada

	Canadian GAAP	Adjustments	US GAAP
Current assets	458,334	(1,996)	456,338
Other assets	107,568	6,129	113,697
Goodwill	2,078,056	(12,692)	2,065,364
Current liabilities	373,163	18,740	391,903
Debt financing	2,771,802	42,244	2,814,046
Future tax liability	305,548	(4,947)	300,601
Other long-term liabilities	649,904	46,830	696,734
Accumulated deficit	(471,353)	(91,361)	(562,714)
Accumulated other comprehensive income (loss)	63	(20,065)	(20,002)

Non-guarantor subsidiaries

	Canadian GAAP	Adjustments	US GAAP
Current liabilities	7,665	106	7,771
Future tax liability	5,092	159	5,251
Other long-term liabilities	13,767	292	14,059
Accumulated earnings	31,828	(548)	31,280
Accumulated other comprehensive income	3,777	(9)	3,768

December 31, 2009

Telesat Canada

	Canadian GAAP	Adjustments	US GAAP
Current assets	453,634	9,363	462,997
Other assets	50,015	67,743	117,758
Goodwill	2,078,057	(12,692)	2,065,365
Current liabilities	285,146	11,462	296,608
Debt financing	3,021,820	53,511	3,075,331
Future tax liability	262,913	1,060	263,973
Other long-term liabilities	611,568	32,807	644,375
Accumulated deficit	(714,253)	(23,884)	(738,137)
Accumulated other comprehensive income (loss)	63	(10,541)	(10,478)

Non-guarantor subsidiaries

	Canadian GAAP	Adjustments	US GAAP
Current liabilities	8,723	130	8,853
Future tax liability	6,194	247	6,441
Other long-term liabilities	18,495	489	18,984
Accumulated earnings	39,165	(760)	38,405
Accumulated other comprehensive income	3,544	(106)	3,438

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Earnings (Loss)
For the year ended December 31, 2008

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	613,419	98,342	26,700	(57,670)	680,791
Equipment sales revenues	—	—	12,459	18,296	—	(171)	30,584
Operating revenues	—	—	625,878	116,638	26,700	(57,841)	711,375
Amortization	—	—	179,100	36,218	20,322	—	235,640
Operations and administration	—	—	197,506	99,267	8,438	(57,661)	247,550
Cost of equipment sales	—	—	9,944	14,500	104	(180)	24,368
Impairment loss on long-lived assets	—	—	2,373	—	—	—	2,373
Impairment loss on intangible assets	—	—	465,900	17,100	—	—	483,000
Total operating expenses	—	—	854,823	167,085	28,864	(57,841)	992,931
Earnings from operations	—	—	(228,945)	(50,447)	(2,164)	—	(281,556)
Income (loss) from equity investments	(821,416)	—	(60,472)	(5,130)	—	887,018	—
Interest expense	(9,855)	—	(245,355)	25	(2,128)	—	(257,313)
(Loss) gain on financial instruments	—	—	241,720	—	—	—	241,720
Gain (loss) on foreign exchange	—	—	(692,951)	(17,106)	12,769	—	(697,288)
Other (expense) income	—	—	(3,868)	913	1,242	—	(1,713)
(Loss) earnings before income taxes	(831,271)	—	(989,871)	(71,745)	9,719	887,018	(996,150)
Income tax recovery (expense)	—	—	168,455	(2,730)	(846)	—	164,879
Net (loss) earnings	(831,271)	—	(821,416)	(74,475)	8,873	887,018	(831,271)
Reconciliation to US GAAP is as follows:
Income (loss) from equity investments	23,343	—	(742)	—	—	(22,601)	—
Embedded derivatives	—	—	28,988	—	—	—	28,988
Sales type lease – operating lease for U.S. GAAP	—	—	18,808	—	—	—	18,808
Capital lease – operating lease for U.S. GAAP	—	—	(7,584)	—	—	—	(7,584)
Lease amendments	—	—	—	—	(1,233)	—	(1,233)
Dividends on senior preferred shares	9,855	—	—	—	—	—	9,855
Tax effect of above adjustments	—	—	(9,252)	—	491	—	(8,761)
Uncertainty in income taxes	—	—	(6,875)	—	—	—	(6,875)
US GAAP net (loss) earnings	(798,073)	—	(798,073)	(74,475)	8,131	864,417	(798,073)

Telesat Holdings Inc.

Notes to the 2010 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2008

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net earnings (loss)	(831,271)		(821,416)	(74,475)	8,873	887,018	(831,271)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	179,100	36,218	20,322	—	235,640
Future income taxes	—	—	(175,744)	84	(291)	—	(175,951)
Unrealized foreign exchange loss	—	—	697,907	6,172	(9,402)	—	694,677
Unrealized gain on derivatives	—	—	(237,965)	—	—	—	(237,965)
Dividends on preferred shares	9,855	—	—	—	—	—	9,855
Stock-based compensation expense	—	—	5,246	202	—	—	5,448
(Gain) Loss on disposal of assets	—	—	827	(575)	—	—	252
Impairment losses	—	—	468,273	17,100	—	—	485,373
Loss (income) from equity investments	821,416	—	60,472	5,130	—	(887,018)	—
Other	—	—	(41,820)	(742)	(841)	(1,044)	(44,447)
Customer prepayments on future satellite services	—	—	88,473	114	—	—	88,587
Operating assets and liabilities	—	—	(42,880)	107,584	(16,889)	1,044	48,859
	—	—	180,473	96,812	1,772	—	279,057
Cash flows from investing activities
Satellite programs	—	—	(194,542)	(69,221)	—	—	(263,763)
Property additions	—	—	(6,505)	(2,304)	(53)	—	(8,862)
Proceeds on disposal of assets	—	—	566	4,554	—	—	5,120
Insurance proceeds	—	—	4,006	—	—	—	4,006
Dividends received	—	—	7,477	—	—	(7,477)	—
	—	—	(188,998)	(66,971)	(53)	(7,477)	(263,499)
Cash flows from financing activities
Debt financing and bank loans	—	—	186,687	—	—	—	186,687
Repayment of bank loans and debt financing	—	—	(91,528)	(32)	—	—	(91,560)
Capitalized debt issuance costs	—	—	(19,131)	—	—	—	(19,131)
Capital lease payments	—	—	(8,197)	(19,816)	(2,941)	—	(30,954)
Satellite performance incentive payments	—	—	(3,524)	—	—	—	(3,524)
Dividends paid	—	—	—	(7,477)	—	7,477	—
	—	—	64,307	(27,325)	(2,941)	7,477	41,518
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(1,660)	920	—	(740)
Increase (decrease) in cash and cash equivalents	—	—	55,782	856	(302)	—	56,336
Cash and cash equivalents, beginning of period	—	—	27,308	11,200	3,695	—	42,203
Cash and cash equivalents, end of period	—	—	83,090	12,056	3,393	—	98,539