Form 20-F
period 2011-12-31
Telesat Canada
filed 2012-02-22
CIK 1465126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Christopher S. DiFrancesco
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

TELESAT CANADA

i

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless we indicate otherwise, financial information in this Annual Report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs in some respects from United States generally accepted accounting principles, (“U.S. GAAP”) or (“United States GAAP”), and thus our financial statements may not be comparable to the financial statements of United States companies.

We present our historical financial statements in Canadian dollars, which is the presentation currency of the Company. All figures reported in this Annual Report are in Canadian dollars, except where we indicate otherwise, and are referenced as “CAD$,” “$” and “dollars”. This Annual Report contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. See “Exchange Rate Data” below for certain information about the rates of exchange between Canadian dollars and United States dollars.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for U.S. dollars expressed in Canadian dollar terms, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this Annual Report may vary.

	Year Ended December 31,
	2007	2008	2009	2010	2011
High	1.1852	1.2971	1.2995	1.0776	1.0605
Low	0.9168	0.9717	1.0289	0.996	0.9448
Period End	0.9881	1.2240	1.0461	1.0009	1.0168
Average Rate	1.0665	1.0713	1.1373	1.0353	0.9858

The following table sets forth, for each of the last six months, the low and high exchange rates for U.S. dollars expressed in Canadian dollar terms and the exchange rate at the end of the month based on the inverse of the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

	Last Six Months
	August	September	October	November	December	January
High	0.9909	1.0389	1.0605	1.0487	1.0403	1.0272
Low	0.9577	0.9751	0.9932	1.0125	1.0106	0.9986
End of Month	0.9783	1.0389	0.9932	1.0199	1.0168	1.0050

On February 1, 2012, the closing rate as reported by Bloomberg was U.S.$1.00 = CAD$0.9886. Unless the context states or requires otherwise, for purposes of United States dollars and Canadian dollar conversions contained in this Annual Report, we have assumed the conversion rate of U.S.$1.00/CAD$1.0213, which is the closing rate on December 31, 2011 as reported on Bloomberg.

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

These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:

•	Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.
•	The actual orbital maneuver lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.

•	Our satellite launches may be delayed, we may have launch failures or our satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition.
•	Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all.
•	Replacing a satellite upon the end of its service life will require us to make significant expenditures and may require us to obtain shareholder approval.
•	We are subject to significant and intensifying competition. We experience competition both within the satellite industry and from other providers of communications capacity. Our failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect our business and results of operations.
•	Fluctuations in available satellite capacity could adversely affect our results.
•	Reductions in government spending could reduce demand for our services.
•	Changes in technology, video distribution methods and demand could have a material adverse effect on our results of operations and business prospects.
•	We derive a substantial amount of our revenues from only a few of our customers. A loss of one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.
•	We operate in a highly regulated industry and government regulations may adversely affect our ability to sell our services, or increase the expense of such services or otherwise limit our ability to operate or grow our business.
•	Our operations may be limited or precluded by ITU rules or processes, and we are required to coordinate our operations with those of other satellite operators.
•	If we do not occupy unused orbital locations by specified deadlines, or do not maintain satellites in orbital locations we currently use, those orbital locations may become available for other satellite operators to use.
•	Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.
•	Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.
•	Significant changes in exchange rates could have a material adverse effect on our financial results.
•	Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.
•	The soundness of financial institutions and counterparties could adversely affect us.
•	Our significant shareholders may have interests that conflict with the interests of bondholders.
•	Loral’s ownership interest in us and in Space Systems/Loral, Inc. (“SS/L”) may adversely affect our consulting business or our future satellite procurements.
•	We may experience a failure of ground operations infrastructure or interference with our satellite signals that impairs the commercial performance of, or the services delivered over, our satellites or the satellites of other operators for whom we provide ground services, which could result in a material loss of revenues.

•	Interruption or failure of, or cyber-attacks on, our information technology and communications systems could hurt our ability to operate our business effectively, which could harm our business and operating results.
•	Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results.
•	Our future reported net income could be adversely affected by an impairment of the value of certain intangible assets.
•	We may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.
•	We could experience the departure of key employees or may be unable to recruit the employees needed for our success.
•	The content of third-party transmissions over our satellites may affect us since we could be subject to sanctions by various governmental entities for the transmission of certain content.
•	Enforcement of civil liabilities against us may be more difficult because we are a Canadian corporation.
•	Our substantial debt may adversely affect our cash flow and prevent us from fulfilling our obligations under our notes.
•	Despite our current levels of debt, we may incur substantially more debt. This may further exacerbate the risks associated with our substantial debt.
•	Our notes are effectively subordinated to the co-issuers’ and the guarantors’ secured debt to the extent of the value of the assets securing such debt.
•	Your right to receive payments on the senior subordinated notes is subordinated to the co-issuers and the guarantors senior debt.
•	The agreements governing our debt, including our notes and our senior secured credit facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.
•	To service our debt and to fund planned capital expenditures, we will require a significant amount of cash, which may not be available to us.
•	Your ability to transfer our notes may be limited by the absence of an active trading market for the notes.
•	Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the guarantors, other subsidiaries or Telesat LLC), Telesat Canada may not have access to the usual protections from creditors and other rights available to insolvent persons, and creditors, including holders of our notes, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.
•	The guarantees associated with our notes may not be enforceable because of fraudulent conveyance laws.
•	You should not rely on the Co-Issuer in evaluating an investment in our notes.

We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. These and other risks

v

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

The selected consolidated financial information is comprised of information of Telesat Holdings (known as the “Successor Entity”) for the period of October 31, 2007 through December 31, 2009 under Canadian and U.S. GAAP as well as for the period of January 1, 2010 to December 31, 2011 under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). It also includes information from Telesat Canada (known as the “Predecessor Company”) for the period of January 1, 2007 through October 30, 2007 under Canadian and U.S. GAAP. The selected consolidated statement of operations data, cash flow data and balance sheet data for the periods ended December 31, 2010 and 2011 have been derived from Telesat Holdings’ audited consolidated financial statements prepared in accordance with IFRS and are included elsewhere in this Annual Report. The selected consolidated statement of operations data and cash flow data for the two month period of October 31, 2007 to December 31, 2007 as well as for the periods ended December 31, 2008 and 2009 have also been derived from Telesat Holdings’ audited consolidated financial statements prepared under Canadian GAAP which are not included in this Annual Report. The selected consolidated statement of operations data, cash flow data and balance sheet data for the ten month period of January 1, 2007 to October 30, 2007 has also been derived from Telesat Canada’s audited financial statements prepared under Canadian GAAP which are not included in this Annual Report.

Telesat Holdings Inc.
Selected Historical Financial Information

	Year Ended December 31,
	2010	2011
	(CAD$ in millions)
IFRS
Statement of Operations Data:
Operating revenues:
Broadcast	454.2	436.7
Enterprise	335.0	341.9
Consulting and Other	32.2	29.8
Total operating revenues	821.4	808.4
Operating expenses:
Operating expenses	(206.5)	(187.8)
Depreciation	(202.2)	(198.6)
Amortization	(45.5)	(41.0)
Other operating gains, net	83.0	114.1
Operating income	450.2	495.1
Other expenses (income)
Interest expense	(256.6)	(227.1)
Interest and other income	5.8	1.6
Gain (loss) on changes in fair value of financial instruments	(11.2)	98.6
(Loss) gain on foreign exchange	164.0	(78.9)
Income tax expense	(66.1)	(52.0)
Net income	286.1	237.3
Statement of Cash Flow Data:
Net cash provided by operating activities	341.5	423.9
Net cash used in investing activities	(234.8)	(251.2)
Net cash (used in) provided by financing activities	(40.1)	(114.7)
Balance Sheet Data (end of period):
Cash and cash equivalents	220.3	278.0
Total assets	5,753.9	5,996.4
Total debt (including current portion)	2,868.6	2,834.6
Total shareholders’ equity	1,484.9	1,690.2
Common shares	756.4	756.4
Preferred shares	541.8	541.8

Telesat Canada and Telesat Holdings Inc.
Selected Historical Financial Information

	Predecessor Entity	Successor Entity
	Ten Months Ended October 30, 2007	Two Months Ended December 31, 2007	Year Ended December 31,
			2008	2009
		(CAD$ in millions)
Canadian GAAP
Statement of Operations Data:
Operating revenues(1):
Broadcast	235.0	52.8	345.4	406.7
Enterprise	—	53.7	333.8	349.5
Business Networks	112.4	—	—	—
Carrier	24.2	—	—	—
Consulting and Other	24.6	4.9	32.2	31.0
Subsidiaries	74.2	—	—	—
Inter-segment eliminations	(12.6)	—	—	—
Total operating revenues	457.8	111.4	711.4	787.2
Operating expenses:
Amortization	105.8	40.0	235.6	256.9
Operations and administration	144.3	43.3	247.6	219.7
Cost of equipment sales	34.7	6.5	24.4	16.4
Cost of sales-type lease	15.5	—	—	—
Impairment loss of long-lived assets	2.1	—	2.4	—
Impairment loss of intangible assets	—	—	483.0	—
Earnings from operations	155.4	21.6	(281.6)	294.2
Other expenses (income)
Interest expense, net	8.6	43.9	257.3	272.8
Other expense (income)	8.0	44.0	457.3	(414.2)
Income tax expense (recovery)	57.1	(62.2)	(164.9)	4.9
Net earnings (loss)	81.7	(4.1)	(831.3)	430.7
Statement of Cash Flow Data:
Net cash provided by operating activities	252.6	225.3	279.1	298.1
Net cash used in investing activities	(187.0)	(3,258.7)	(263.5)	(192.8)
Net cash (used in) provided by financing activities	(44.8)	3,074.4	41.5	(50.0)
Balance Sheet Data (end of period):
Cash and cash equivalents	57.8	42.2	98.5	154.2
Total assets	1,693.0	5,545.4	5,166.8	5,196.0
Total debt (including current portion)	731.9	2,794.3	3,536.5	3,045.4
Total shareholders’ equity	215.5	1,293.5	469.4	897.3
Common shares	341.1	756.4	756.4	756.4
Preferred shares	—	541.8	541.8	541.8

(1)	Telesat Holdings allocates revenue among the following service groupings: broadcast, enterprise and consulting and other. Prior to the Telesat Canada transaction, Telesat Canada allocated revenue among the following service groupings: broadcast, business networks, carrier, consulting and other, and subsidiaries.

	Predecessor Entity	Successor Entity
	Ten Months Ended October 30, 2007	Two Months Ended December 31, 2007	Year Ended December 31,
			2008	2009
		(CAD$ in millions)
U.S. GAAP(1)
Statement of Operations Data:
Operating revenues(2):
Broadcast	212.1	55.9	365.1	408.2
Enterprise	—	53.7	333.8	349.5
Business Networks	112.4	—	—	—
Carrier	24.2	—	—	—
Consulting and Other	24.6	4.9	32.2	31.0
Subsidiaries	74.2	—	—	—
Inter-segment eliminations	(12.6)	—	—	—
Total operating revenues	434.9	114.5	731.1	788.7
Operating expenses:
Amortization	105.8	40.0	235.6	256.9
Operations and administration	144.3	44.6	255.7	221.3
Cost of equipment sales	23.9	6.5	25.1	16.4
Cost of sales-type lease	15.5	—	—	—
(Gain) on disposal of long-lived assets	—	—	—	(33.4)
Impairment loss of long-lived assets	2.1	—	2.4	—
Impairment loss of intangible assets	—	—	483.0	—
Earnings from operations	143.3	23.4	(270.7)	327.5
Interest expense, net	8.5	42.2	246.5	260.0
Other (income) expense	25.5	42.4	430.1	(330.2)
Income tax expense (recovery)	44.3	(59.9)	(149.2)	2.5
Net earnings (loss)	65.0	(1.3)	(798.1)	395.2
Balance Sheet Data (end of period):
Cash and cash equivalents	57.8	42.2	98.5	154.2
Total assets	1,698.2	5,543.3	5,208.1	5,260.4
Total debt (including current portion)	731.9	2,794.3	3,536.5	3,110.4
Net assets	224.7	1,294.6	483.8	862.0
Common shares	341.1	756.4	756.4	756.4
Preferred shares	—	541.8	541.8	541.8

(1)	Other than what is presented in the United States GAAP reconciliation, there is no other difference between the Canadian GAAP and the United States GAAP Statement of Cash Flows.
(2)	Telesat Holdings allocates revenue among the following service groupings: broadcast, enterprise and consulting and other. Prior to the Telesat Canada transaction, Telesat Canada allocated revenue among the following service groupings: broadcast, business networks, carrier, consulting and other, and subsidiaries.

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

Despite working closely with satellite manufacturers to determine the causes of anomalies and mitigate them in new satellites and to provide for intrasatellite redundancies for certain critical components to minimize or eliminate service disruptions in the event of failure, anomalies are likely to be experienced in the future, whether due to the types of anomalies described above or arising from the failure of other systems or components, and intrasatellite redundancy may not be available upon the occurrence of such anomalies. We cannot assure you that, in these cases, it will be possible to restore normal operations. Where service cannot be restored, the failure could cause the satellite to have less capacity available for sale, to suffer performance degradation, or to cease operating prematurely, either in whole or in part. For example, if the damaged solar array on Telstar 14R/Estrela do Sul 2 were to unexpectedly deploy in the future, this could result in a loss of capability to provide service.

Any single anomaly or series of anomalies or other failure (whether full or partial) of any of our satellites could cause our revenues, cash flows and backlog to decline materially, could require us to repay prepayments made by customers of the affected satellite and could have a material adverse effect on our relationships with current customers and our ability to attract new customers for satellite services. A failure could result in a customer terminating its contract for service on the affected satellite. In the event we are unable to provide alternate capacity to an affected customer, such customer may decide to procure all or a portion of its future satellite services from an alternate supplier or such customer’s business may be so adversely affected by the satellite failure that it may not have the financial ability to procure future satellite services. In addition, an anomaly that has a material adverse effect on a satellite’s overall performance or expected orbital maneuver life could require us to recognize an impairment loss. It may also require that we expedite our planned replacement program, adversely affecting our profitability, increasing our financing needs and limiting the availability of funds for other business purposes. Finally, the occurrence of anomalies may adversely affect our ability to insure satellites at commercially reasonable premiums, if at all, and may cause insurers to demand additional exclusions in policies they issue.

The actual orbital maneuver lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.

We anticipate that our satellites will have the end of orbital maneuver life dates described in “Item 4D. Property, plants and equipment — In-Orbit Satellites.” For all but one of our satellites, the expected end-of- orbital maneuver life date goes beyond the manufacturer’s end-of-service life date. A number of factors will affect the actual commercial service lives of our satellites, including:

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

We have been forced to prematurely remove satellites from service in the past due to an unexpected reduction in their previously anticipated end-of-orbital maneuver life. It is possible that the actual orbital maneuver lives of one or more of our existing satellites may also be shorter than originally anticipated. Further, on some of our satellites it is anticipated that the total payload capacity may need to be reduced prior to the satellite reaching its end-of-orbital maneuver life.

We periodically review expected orbital maneuver lives of each of our satellites using current engineering data. A reduction in the orbital maneuver life of any of our satellites could result in a reduction of the revenues generated by that satellite, the recognition of an impairment loss, and an acceleration of capital expenditures. To the extent we are required to reduce payload capacity prior to the end of a satellite’s orbital maneuver life, our revenues from the satellite would be reduced.

Our satellite launches may be delayed, we may suffer launch failures or our satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on our results of operations, business prospects and financial condition.

Delays in launching satellites are not uncommon and result from construction delays, the unavailability of reliable launch opportunities with suppliers, delays in obtaining required regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Satellites are also subject to certain risks related to failed launches. Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. A delay or perceived delay in launching a satellite, or replacing a satellite, may cause our current customers to move to another satellite provider if they determine that the delay may cause an interruption in continuous service. In addition, our contracts with customers who purchase or reserve satellite capacity may allow the customers to terminate their contracts in the event of a delay. Any such termination would require us to refund any prepayment we may have received, and would result in a reduction in our contracted backlog and would delay or prevent us from securing the commercial benefits of the new satellite. The launch vehicle scheduled to be used by us to launch Nimiq 6 and Anik G1 has experienced launch failures in the past when used to launch satellites of other operators. Launch vehicles may also underperform, in which case the satellite may be lost or, if it can be placed into service by using its onboard propulsion systems to reach the desired orbital location, will have a shorter useful life. Certain of our satellites are nearing their expected end-of-orbital maneuver lives. See “Item 4D. Property, plants and equipment — In-Orbit Satellites” for more information on the expected end-of-orbital maneuver lives of our satellites. Any launch failure, underperformance, delay or perceived delay could have a material adverse effect on our results of operations, business prospects and financial condition.

Our insurance will not protect us against all satellite-related losses. Further, we may not be able to renew insurance on our existing satellites or obtain insurance on future satellites on acceptable terms or at all.

Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. As of December 31, 2011, the total net book value of our four in-orbit satellites for which we do not have insurance is approximately $85 million. Our insurance does not protect us against business interruption, loss of revenues or delay of revenues. In addition, we do not insure the net book value of performance incentives that may be payable to a satellite’s manufacturer as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications. Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to our customers.

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

To ensure no disruption in our business and to prevent loss of customers, we will be required to commence construction of a replacement satellite approximately three to five years prior to the expected end of service life of the satellite then in orbit. Typically, it costs in the range of U.S.$250 million to U.S.$300 million to construct, launch and insure a satellite. There is no assurance that we will have sufficient cash, cash flow or be able to obtain third party or shareholder financing to fund such expenditures on favorable terms, if at all, or that we will obtain shareholder approval, where required, to procure replacement satellites. Certain of our satellites are nearing their expected end-of-orbital maneuver lives. See “Item 4D. Property, plants and equipment — In-Orbit Satellites” for more information on the expected end-of-orbital maneuver lives of our satellites. Should we not have sufficient funds available to replace those satellites or should we not receive approval from our shareholders, where required, to purchase replacement satellites, it could have a material adverse effect on our results of operations, business prospects and financial condition.

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

We expect that a substantial portion of our ongoing business will continue to be in the Canadian domestic market. This market is characterized by increasing competition among satellite providers and rapid technological development. Historically, the Canadian regulatory framework has required the use of Canadian-licensed satellites for the delivery of direct to home video programming (“DTH”) in Canada. It is possible that this framework could change and allow non-Canadian satellite operators that have adequate service coverage in Canadian territory to compete for future business from our DTH customers. In 2007 Industry Canada awarded spectrum which is suitable for providing services to Canadian customers, including DTH, to Ciel Satellite Group (“Ciel”), which was at the time Canadian controlled but has since become controlled by a foreign entity, SES S.A. (“SES”), the world’s second largest FSS satellites operator and a non-Canadian. In addition, in 2009 Industry Canada authorized FreeHD Canada to use a foreign-based satellite for the provision for DTH services on an interim basis.

Our business is also subject to competition from ground based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, DSL (digital subscriber line) and terrestrial wireless transmitters often with funding and other incentives provided by government. See “Item 4B. Business overview — Competition.” The ability of any of these companies to significantly increase their capacity and/or the reach of their network likely would result in a decrease in the demand for our services. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices we would be able to charge for our services under new service contracts and thereby negatively affecting our profitability. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways. We also compete for local regulatory approval in places where more than one provider may want to operate and with other satellite operators for scarce frequency assignments and a limited supply of orbital locations. Our failure to compete effectively could result in a loss of revenues and a decline in profitability, a decrease in the value of our business and a downgrade of our credit rating, which would restrict our access to the capital markets.

Fluctuations in available satellite capacity could adversely affect our results.

The availability of satellite capacity has fluctuated over time, characterized by periods of undersupply of capacity, followed by periods of substantial new satellite construction which is, in turn, followed by an oversupply of available capacity. To the extent we were to experience another period of oversupply of capacity as a result of new satellite construction or otherwise, we may be forced to decrease the prices we charge for our services which would adversely effect our results.

Reductions in government spending could reduce demand for our services.

Governments, in particular the U.S. government, purchase a substantial amount of satellite services from commercial satellite operators, including Telesat. To the extent these governments reduce spending on satellite services, as a result of the need to reduce overall spending during periods of fiscal restraint, to reduce budget deficits or otherwise, demand for our services could decrease which could adversely affect our revenue, the prices we are able to charge for our services and our results.

Changes in technology, video distribution methods and demand could have a material adverse effect on our results of operations and business prospects.

The implementation of new technologies or the improvement of existing technologies may reduce the transponder capacity needed to transmit a given amount of information thereby reducing the total demand for capacity. For example, improvements in signal compression could allow our customers to transmit the same amount of data using a reduced amount of capacity. The introduction of Ka-band, high throughput satellites, such as ViaSat-1, which are able to transmit substantially more content per transponder than pre-existing Ka-band satellites, may decrease demand and/or prices for pre-existing Ka-band capacity as well as C-band and Ku-band capacity. While we own the Canadian Payload on ViaSat-1, if other operators introduce more Ka-band, high throughput satellites into the markets in which we participate, it could have a material adverse effect on our results of operations, business prospects and financial condition.

Telesat’s business may be negatively impacted by the growth of “over-the-top” (OTT) video distribution (e.g., Netflix). This type of distribution involves delivery of broadcasting services through an internet service provider that is not involved in the control or distribution of the content itself. The growth of OTT distribution may have a negative impact on the demand for the services of some of Telesat’s large customers in the video distribution business and could result in lessened demand for our satellite capacity.

Developments that we expect to support the growth in demand for satellite services, such as continued growth in data traffic, the continued proliferation of HDTV, and the adoption of 3D TV may fail to materialize or may not occur in the manner or to the extent we anticipate.

We derive a substantial amount of our revenues from only a few of our customers. A loss of one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.

For the year ended December 31, 2011, our top five customers together accounted for approximately 51% of our revenues. At December 31, 2011, our top five backlog customers together accounted for approximately 87% of our backlog. If any of our major customers chose to not renew their contracts at the expiration of the existing terms or sought to negotiate concessions, particularly on price, that could have a material adverse effect on our results of operations, business prospects and financial condition. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services (or becoming unable to pay for services they had contracted to buy). In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve.

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

In the United States, the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from, or within the United States. Certain of our satellites are owned and operated through a U.S. subsidiary and are regulated by the FCC. In addition, to facilitate the provision of FSS satellite services in C- and Ku-band frequencies in the United States market, foreign licensed operators can apply to have their satellites placed on the FCC’s Permitted Space Station List. Our Anik Fl, Anik FlR, Anik F2, Anik F3 and Telstar 14R/Estrela do Sul 2 satellites are currently on this list. The export from the United States of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations, in particular the International Traffic in Arms Regulations (“ITAR”) which currently include satellites on the list of items requiring export permits. These ITAR provisions have constrained our access to technical information and have had a negative impact on our international consulting revenues. In addition, we and our satellite manufacturers may not be able to obtain and maintain necessary export authorizations which could adversely affect our ability to procure new United States-manufactured satellites; control our existing satellites; acquire launch services; obtain insurance and pursue our rights under insurance policies; or conduct our satellite-related operations and consulting activities.

We also operate satellites through licenses granted by, and are subject to regulations in, countries other than Canada and the United States. For example, the Brazilian national telecommunications agency, ANATEL, has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate Telstar 14R/Estrela do Sul 2, a Ku-band FSS satellite at 63° WL pursuant to a Concession Agreement. Telstar 18 operates at the 138° EL orbital location under an agreement with APT, which has been granted the right to use the 138° EL orbital location by The Kingdom of Tonga. Although our agreement with APT provides us with renewal rights with respect to a replacement satellite at this orbital location, we are relying on third parties to secure those orbital location rights and there can be no assurance that they will be granted at all or on a timely basis. Should we be unsuccessful in obtaining renewal rights for the orbital location, because of the control over the orbital location exercised by Tonga or for other reasons, or we otherwise fail to enter into agreements with APT with respect to such replacement satellite, all revenues obtained from Telstar 18 would cease and could have a material adverse effect on our results of operations, business prospects and financial condition.

In addition to regulatory requirements governing the use of orbital locations, most countries regulate transmission of signals to and from their territory, and we are required to obtain and maintain authorizations to carry on business in the countries in which we operate.

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

The ITU Radio Regulations also establish operating procedures for satellite networks and prescribe detailed coordination, notification and recording procedures. With respect to the frequencies used by commercial geostationary satellites, the ITU Radio Regulations set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that are different from those of the satellite it replaces, with other satellites. This process requires potentially lengthy and costly negotiations with parties who operate or intend to operate satellites that could affect or be affected by our satellites. For example, as part of our coordination effort on Telstar 12, we agreed to provide four 54 MHz transponders on Telstar 12 to Eutelsat S.A. (“Eutelsat”) for the life of the satellite and have retained risk of loss with respect to those transponders. We also granted Eutelsat the right to acquire, at cost, four transponders on the replacement satellite for Telstar 12. We have leased back from Eutelsat three of the four transponders to provide service to our customers. In addition, the Russian Satellite Communications Company (“RSCC”) has announced that they have commenced construction of a satellite which they intend to launch and operate at 14° WL, adjacent to the location of our Telstar 12 at 15° WL. RSCC’s ITU rights over certain frequencies at 14° WL have priority over our use of these same frequencies on Telstar 12. We have had discussions with RSCC to resolve this issue but, to date, those discussions have not been successful. Failure to reach an appropriate arrangement with RSCC may result in restrictions on the use and operation of Telstar 12 which could materially restrict our ability to earn revenue from Telstar 12 and any replacement satellite or may make a replacement satellite not economically viable.

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

Our in-orbit satellites do not currently occupy all of the orbital locations for which we have obtained regulatory authorizations. In some cases, the Telesat satellite that occupies an orbital location is not designed to use all of the frequencies for which we have been authorized.

In accordance with the ITU Radio Regulations, governments have rights to use certain orbital locations and frequencies. Certain of these governments have in turn authorized Telesat to use several orbital locations and radio frequencies in addition to those used by our current satellites. Under the ITU Radio Regulations, we must bring into use (“BIU”) these orbital locations and frequencies within a fixed period of time, or the governments in question would lose their priority rights and the orbital location and frequencies likely would become available for use by another satellite operator. Prior to the WRC which took place in February 2012, the ITU Radio Regulations did not expressly address the manner of use or duration of use required to BIU an orbital location. At the 2012 WRC the ITU Radio Regulations were amended to, among other things, expressly require a minimum duration that a suitable satellite must be deployed and maintained at an orbital location to BIU frequency assignments at that location. In view of these requirements, it may be more difficult and/or costly to preserve our unused orbital locations and frequencies and we may not be able to do so. In addition, the governments that have authorized us to use these orbital locations have generally conditioned such use on our meeting certain milestones, including making use of the orbital location by a specified time. If we are unable to place satellites into currently unused orbital locations by specified deadlines and in a manner that satisfies the ITU Radio Regulations, national regulatory requirements, or if we are unable to maintain satellites at the orbital locations that we currently use, we may lose our rights to use these orbital locations and the locations could become available for other satellite operators to use. The loss of one or more of our orbital locations could negatively affect our plans and our ability to implement our business strategy.

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

The availability and cost to us of external financing depend on a number of factors, including our credit rating and financial performance and general market conditions. Our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the FSS sector in particular. Declines in our expected future revenues under contracts with customers and challenging business conditions faced by our customers are among the other factors that may adversely affect our credit. Other factors that could impact our credit rating include the amount of debt in our current or future capital structure, activities associated with strategic initiatives, the health of our satellites, the success or failure of our planned launches, our expected future cash flows and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and ratings agencies and may result in adverse rating agency actions with respect to our credit rating. Long-term disruptions in the capital or credit markets as a result of uncertainty or recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. A credit rating downgrade or deterioration in our financial performance or general market conditions could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available and, in either case, could result in our deferring or reducing capital expenditures including on new or replacement satellites.

In certain circumstances, we are required to obtain the approval of our shareholders to incur additional indebtedness. There can be no assurances that we will receive such approval, if required.

Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.

We currently have outstanding our US$1.8 billion term loan facility and US$150 million term loan II facility. These facilities, which comprise the majority of our senior secured credit facilities, mature in October 2014. We will need to refinance all or a portion of this indebtedness on or before maturity. Disruptions in the financial markets similar to those that occurred in 2008 could make it more difficult to renew or extend the facilities at current commitment levels, on similar terms or at all. A reduced commitment from the lenders, increased borrowing costs or modification to the financial covenants would result in an increase in our financing costs and/or a decrease in our liquidity, which could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt, including repayments on the notes when they become due.

Significant changes in exchange rates could have a material adverse effect on our financial results.

Approximately 47% of our revenues for the year ended December 31, 2011, a significant portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. currency. As a result, the volatility of U.S. currency may in the future expose, and has in 2011 exposed, us to foreign exchange risks. We may seek to mitigate these risks through the use of forward currency contracts or other currency hedges, but we may not be successful. To date, our use of forward currency contracts and other currency hedges has been limited and may not adequately protect us from foreign exchange risk. As a result of a significant decrease in the value of the Canadian dollar at December 31, 2011 compared to December 31, 2010, we recorded foreign exchange losses of approximately $79 million, prior to any gain on hedging instruments.

The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt financing. Our main currency exposures as at December 31, 2011 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing. As at December 31, 2011, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) net income and increased (decreased) other comprehensive loss by approximately $158 million and $1 million, respectively. This analysis assumes that all other variables, in particular interest rates, remain constant.

Significant changes in exchange rates could materially increase our interest and other payment obligations under our financing arrangements.

At the time of the Telesat Canada transaction, we entered into a credit facility, a portion of which is denominated in U.S. currency and has a maturity of October 31, 2014 (“U.S. Credit Facility”). As at October 31, 2007, the Canadian dollar equivalent of our U.S. Credit Facility was $1,667.1 million. Between October 31, 2007 and December 31, 2011, the U.S. Credit Facility increased by US$74.5 million as a result of drawings thereunder; however, as at December 31, 2011, the Canadian dollar equivalent of our outstanding U.S. Credit Facility had increased by $201.4 million to $1,869 million, prior to the impact of any currency hedging.

On June 30, 2008, we issued approximately U.S.$692.8 million of 11% senior notes and approximately U.S.$217.2 million of 12.5% senior subordinated notes. The Canadian dollar equivalent of the principal amount of the notes at the time of issue was $705.7 million for the senior notes and $221.2 million for the senior subordinated notes. Due to changes in exchange rates, as at December 31, 2011 the Canadian dollar equivalent of the principal amount of the notes had increased to $707.6 million for the senior notes and $221.8 million for the senior subordinated notes.

Changes in exchange rates impact the amount that we pay in interest, and may significantly increase the amount that we are required to pay in Canadian dollar terms to redeem the notes either at maturity, or earlier if redemption rights are exercised or other events occur which require us to offer to purchase the notes prior to maturity, and to repay funds drawn under the U.S. Credit Facility.

For the year ended December 31, 2011, approximately 53% of our revenues were received in currency other than U.S. currency, the majority of our revenues being in Canadian currency. The revenues that we receive in U.S. currency may mitigate a portion of our exchange rate risk, but do not fully protect us from that risk. We may seek to mitigate part of this risk through the use of forward currency contracts or other currency hedges, but we may not be successful. To date, our use of forward currency contracts and other currency hedges has been limited to hedging interest and principal payments on a portion of our secured credit facility and does not fully protect us from foreign exchange risk. To date, we have not hedged our foreign currency exposure arising from the notes.

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

Loral owns through a subsidiary 64% of the economic interest of Telesat Holdings, and Canada’s Public Sector Pension Investment Board (“PSP Investments”) owns through a subsidiary 36%. We are controlled by our board of directors comprised of ten members, three nominated by Loral, three nominated by PSP Investments and four independent directors selected by a nominating committee comprised of one PSP Investments nominee, one Loral nominee and one of the independent directors then in office. Loral and PSP Investments together can effectively control any vote. Additionally, Loral has approval rights with respect to certain decisions including, in some circumstances, our proposed purchase of new or replacement satellites or our incurring additional indebtedness. Circumstances may occur in which the interests of one or more of these shareholders could be in conflict with the interests of holders of the notes issued by us. In addition, one or more of these shareholders may have an interest in pursuing acquisitions, divestitures, refinancings, dividend recapitalizations or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of the notes if the transactions resulted in our being more leveraged or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our shareholders might conflict with those of the holders of the notes. In that situation, for example, the holders of the notes might want us to raise additional equity from existing shareholders or other investors to reduce our leverage and pay our debts, while existing shareholders might not want to increase their investment in us or have their ownership diluted and may instead choose to take other actions, such as selling our assets.

Various funds affiliated with MHR Fund Capital Management (“MHR”) hold, as of December 31, 2011, approximately 38.6% of Loral’s outstanding voting common stock and 57.7% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Loral’s ownership interest in us and in Space Systems/Loral, Inc. (“SS/L”) may adversely affect our consulting business or our future satellite procurements.

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

Interruption or failure of, or cyber-attacks on, our information technology and communications systems could hurt our ability to operate our business effectively, which could harm our business and operating results.

Our ability to operate our business depends, in part, on the continuing operation of our information technology and communications systems, which are an integral part of our business. We rely on our information and communication systems, as well as software applications developed internally and externally to, among other things, effectively manage our accounting and financial functions, including maintaining our internal controls, operate our satellites and satellites for third parties, provide consulting services to customers, transmit our customer’s proprietary and/or confidential content and data pro and assist with other operations. Although we take steps to secure our information technology and communications systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented may not be effective and our systems may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, floods, fires, cyber-attacks, computer viruses, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm our systems. In addition, our facilities are potentially vulnerable to break-ins, sabotage and intentional acts of vandalism. Our disaster recovery planning cannot account for all eventualities. Our business and operations could be adversely affected if, as a result of a significant cyber event or otherwise, our operations are disrupted or shutdown, confidential or proprietary information is stolen or disclosed, we incur costs or are required to pay fines in connection with confidential or export-controlled information that is disclosed, we must dedicate significant resources to system repairs or increase cyber security protection or we otherwise incur significant litigation or other costs as a result of any such event. While our insurance coverage could offset losses relating to some of these types of events, to the extent any such losses are not covered by insurance, a serious disruption to our systems could significantly limit our ability to manage and operate our business efficiently, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results.

There are a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including EADS Astrium, Thales Alenia Space, Boeing, Lockheed Martin, Orbital and SS/L. There are also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Lockheed Martin and Sea Launch, which only recently emerged from bankruptcy protection. Should any of our suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of our manufacturers or launch suppliers could also result in the delay of the design, construction or launch of our satellites. General economic conditions may also affect the ability of our manufacturers and launch suppliers to provide services on commercially reasonable terms or to fulfill their obligations in terms of manufacturing schedules, launch dates, pricing, or other items. Even where alternate suppliers for such services are available, we may have difficulty identifying them in a timely manner, we may incur significant additional expense in changing suppliers, and this could result in difficulties or delays in the design, construction or launch of our satellites. Any delays in the design, construction or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations.

Our future reported net income could be adversely affected by an impairment of the value of certain intangible assets.

The assets listed on our consolidated balance sheets as of December 31, 2011 include goodwill valued at approximately $2,446 million and other intangible assets valued at approximately $896 million. Goodwill and other intangible assets (such as orbital locations) with indefinite useful lives were recorded as a result of the Telesat Canada transaction and an assessment of their valuation is undertaken on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount is likely to exceed their fair value. We generally measure for impairment using a projected discounted cash flow method and confirm the assessment using other valuation methods. If the asset’s carrying value is more than its fair value, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of earnings. Testing for impairment requires significant subjective judgments by management. Any changes in the estimates used could have a material impact on the calculation of the fair value and result in an impairment charge. As a result, we are not able to reasonably quantify the changes in overall financial performance had different assumptions been used. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If our goodwill or other intangible assets are deemed to be impaired in whole or in part, we could be required to reduce or write off such assets, which could have a material adverse effect on our reported net income.

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

We rely on a number of key employees, including members of our management and certain other employees possessing unique experience in technical and commercial aspects of the satellite services business. If we are unable to retain these employees, it could be difficult to replace them. In addition, our business, with its constant technological developments, must continue to attract highly qualified and technically skilled employees. In the future, if we were unable to retain or replace these employees, or if we were unable to attract new highly qualified employees, this could have a material adverse effect on our results of operations, business prospects and financial condition.

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

We have a significant amount of debt. As of December 31, 2011, we had total debt of U.S.$2,957 million at an exchange rate of U.S.$1.00/$1.0213. Our total debt by currency consists of $80 million and U.S.$2,878 million (including U.S.$1,012 million converted to $1,175 million on October 31, 2007 as part of an amortizing basis swap at U.S.$1.00/$1.1615; $1,175 million was the equivalent of U.S.$1,151 million as at December 31, 2011).

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

Despite our current levels of debt, we may incur substantially more debt. This may further exacerbate the risks associated with our substantial debt.

We may incur additional debt in the future, including debt used to fund dividends to our shareholders. The terms of our senior secured credit facilities and the indentures governing the notes allow us to incur substantial amounts of additional debt, subject to certain limitations. Our management has been authorized to pursue a refinancing of our existing senior secured credit facilities which, if consummated, could result in us incurring incremental secured debt, senior to our notes, of up to $530 million. The incremental debt incurred, as well as a portion of cash on hand and cash from operations, would be used to distribute up to $705 million to our shareholders and option holders. If new debt is added to our current debt levels, the related risks discussed under this “Item 3D. Risk Factors” may be magnified.

Our notes are effectively subordinated to the co-issuers’ and the guarantors’ secured debt to the extent of the value of the assets securing such debt.

The notes, and each guarantee of the notes, are unsecured and therefore are effectively subordinated to any secured debt that the co-issuers or the guarantors may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving a co-issuer or guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the notes. At December 31, 2011, we had outstanding secured indebtedness of U.S.$2,047 million at an exchange rate of U.S. 1.00/$1.0213 (total secured debt by currency consists of $80 million and U.S.$1,968 million (including U.S.$1,151 million related to the U.S.$1,012 million which has been converted to $1,175 million as part of a basis swap at U.S.$1.00/$1.1615)) and $153 million of unused available revolving capacity under our senior secured credit facilities (not giving effect to outstanding letters of credit). We also have the ability to incur additional secured debt and are currently planning to do so. The notes are effectively subordinated to any borrowings under our current or future senior secured credit facilities and our other secured debt to the extent of the value of the assets securing such debt.

Your right to receive payments on the senior subordinated notes is subordinated to the co-issuers and the guarantors senior debt.

Payment on the senior subordinated notes is subordinated in right of payment to all of the senior debt of the co-issuers and the guarantors, including obligations under senior secured credit facilities and the senior notes. As of December 31, 2011, we had outstanding indebtedness of approximately U.S.$2,740 million which is expressly senior to the senior subordinated notes. We also have the ability to incur additional senior secured debt and are currently planning to do so. In addition, we have undrawn available capacity under our senior secured credit facilities as described above, which, if and when drawn, would also be expressly senior to the senior subordinated notes. Upon any distribution to our or our subsidiaries’ creditors in a bankruptcy, litigation or reorganization or similar proceeding relating to us or our subsidiaries or our or their property, the holders of senior debt will be entitled to be paid in full in cash (including with respect to post-petition interest) before any payment may be made on the senior subordinated notes. In these cases, sufficient funds may not be available to pay all of our creditors, and holders of senior subordinated notes may receive less, ratably, than the holders of senior debt and, due to the turnover provisions in the indenture governing the senior subordinated notes, less, ratably, than the holders of unsubordinated obligations, including trade payables. In addition, all payments on the senior subordinated notes will be blocked in the event of a payment default on senior debt and may be blocked for limited periods in the event of certain nonpayment defaults on our senior secured credit facilities.

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

Our ability to make payments on, or repay or refinance our debt, including the notes, and to fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our senior secured credit facilities and in the indentures governing the notes and other agreements we may enter into in the future. Specifically, we need to maintain certain financial ratios or meet an exemption that allows us to borrow under our senior secured credit facilities. The indentures governing the notes also contain limitations on our ability to incur additional debt. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facilities or from other sources in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. As of December 31, 2011, we had $153 million of unused available revolving capacity under our senior secured credit facilities (not giving effect to outstanding letters of credit). In addition, although there has recently been an improvement in the credit markets, if market conditions that prevailed in the latter part of 2008 and early 2009 were to return, our ability to raise additional capital to refinance our debt or to fund our operations may be significantly impaired.

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

Telesat Interco Inc. (“Telesat Interco”) was incorporated under the Canada Business Corporations Act (the “CBCA”) on November 6, 2006 in contemplation of an acquisition of Telesat Canada and the related transfer of Loral Skynet to Telesat Canada, which we refer to as “the Telesat Canada transaction.” Telesat Canada was originally formed in 1969 by the Telesat Canada Act, or the Telesat Act. In 1972, Telesat Canada launched the world’s first domestic commercial satellite in geostationary orbit and continued as a pioneer in technical and commercial innovation with the first commercial Ku-band satellite in 1978, Canada’s first DBS satellite in 1999 and the first consumer 2-way Ka-band broadband Internet service via satellite in 2004. Since the mid-1970’s, Telesat has provided satellite services for voice, data and broadcast communications across Canada, including the far north, bringing to those isolated areas services similar to ones available in major centres. As part of its government divestiture, pursuant to the Telesat Divestiture Act, Telesat Canada was continued on March 27, 1992 under the CBCA, the Telesat Act was repealed and the government sold its shares in Telesat Canada to Alouette Telecommunications Inc. (“Alouette”), which subsequently became a wholly-owned subsidiary of BCE. Alouette was amalgamated with Telesat Canada on January 1, 2007 under the name “Telesat Canada.” On October 31, 2007, Telesat Canada amalgamated with 436320 Canada Inc., a wholly owned subsidiary of Telesat Interco, to continue as Telesat Canada.

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

The Telesat Canada Acquisition

On October 31, 2007, Telesat Interco, a Canadian company and wholly-owned subsidiary of Telesat Holdings, a Canadian company indirectly owned by PSP Investments and Loral, acquired 100% of the stock of Telesat Canada and certain other assets from BCE for $3.25 billion (approximately U.S.$3.42 billion at an October 31, 2007 exchange rate of U.S.$1.00/$0.9499) (the “Telesat Canada Acquisition”).

PSP Investments, through its wholly-owned subsidiary, Red Isle Private Investments Inc. (“Red Isle”), contributed to Telesat Holdings U.S.$525 million in cash in exchange for (a) shares of 7% fixed rate senior non-convertible PIK mandatorily redeemable preferred stock of Telesat Holdings (the “Holding PIK Preferred Stock”), (b) common shares of Telesat Holdings representing approximately 30% of the participating equity of Telesat Holdings, and (c) voting participating preferred shares of Telesat Holdings representing approximately 6% of the participating equity of Telesat Holdings. The voting participating preferred shares are convertible into common shares on a one-for-one basis and have all of the rights of common shares, except that they do not have the right to vote for the election of directors of Telesat Holdings. The voting participating preferred shares do not have any liquidation preference or dividend rights above the common shares. In a related transaction, Red Isle transferred to Telesat Holdings $55,163,172, representing the market value of certain foreign exchange contracts entered into by Red Isle, in exchange for the issuance to Red Isle of a portion of the 36% equity shareholding acquired by Red Isle, in the form of voting participating preferred shares. We refer to these equity contributions as the Equity Financing.

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

Through our deep commitment to customer service and focus on innovation and technical expertise, we have developed strong relationships with a diverse range of high-quality customers, including many of the world’s largest video and data service providers. Our current customers include North American DTH providers Bell TV, Shaw Direct and EchoStar/DISH Network, and leading telecommunications and media firms such as Chellomedia Programming, Canadian Broadcasting Corporation, Bell Media and HBO.

Our North American Broadcast and Enterprise Services customer service contracts are typically multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. As a result, we had approximately $5.4 billion in contracted revenue backlog as of December 31, 2011. See “Business overview — Sales and Marketing — Revenue Backlog” for additional information.

The North American focused part of our satellite fleet is comprised of seven satellites, Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 2, Nimiq 4 and Nimiq 5, plus the Canadian payload on ViaSat-1. We also have one additional North American satellite under construction: Nimiq 6, which we anticipate will be launched in the first half of 2012. The international focused part of our satellite fleet is comprised of five satellites: Anik F1, Telstar 11N, Telstar 12, Telstar 14R/Estrela do Sul 2 and Telstar 18. Our Anik G1 satellite, which is currently under construction and anticipated to be launched in the second half of 2012, will have both North American and South American coverage.

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

Satellite Services

Satellite services can be used for a variety of content distribution, data communications and other applications:

•	TV Programming Distribution: Throughout the world, the primary method for delivering television programming to cable and other terrestrial networks is via satellite. The ability to uplink the content once, and distribute it to thousands of cable headends and other video aggregation facilities over broad geographic areas makes satellite technology a compelling value for distributors of television programming because the cost of distribution is often based on the amount of content being distributed, irrespective of the number of receive sites or the distance from the uplink sites to the receive sites.
•	Direct-To-Home Video: The same dynamics that make satellite technology ideal for distributing television programming to terrestrial networks also makes it ideal for delivering television programming directly to consumers using smaller antennas, or satellite dishes, and satellite capacity. This is known as “Direct-To-Home” or “DTH” video broadcasting.
•	Corporate Networks: Satellite services enable rapid and reliable communications solutions to be deployed in geographically diverse locations. Services are generally provided via either point-to-point links which directly connect two locations, or via Very Small Aperture Terminal (“VSAT”) networks which use small user antennas to connect multiple locations either to each other or to a central site. VSATs are used for a wide variety of purposes including:
•	Transaction processing and data transfer: VSAT networks can be used by retail chains for rapid credit card authorization and inventory control and by banks to connect automated teller machines to processing computers.
•	Remote communications and internet access: In the developing world, terrestrial networks may be unavailable, unreliable or more expensive than satellite networks, and satellite technology may be the only available means of international communication. Satellite networks often provide the only way for businesses in the oil and gas, mining and forestry industries to reach their remote locations. Even in regions where developed terrestrial infrastructure exists, VSAT networks may be the preferred option for creating a single corporate network without the complexity, operational difficulties and risks inherent in linking multiple terrestrial networks that serve different geographic areas.
•	Maritime and aeronautical communications: Planes and ships traverse vast distances where satellite is often the only option for today’s communication requirements.
•	Carrier Services: Satellite services support rural and remote telephony and data services including backhaul and infrastruture.
•	Government Services: Governments use satellite services to address many of the same communications requirements as commercial enterprises. In addition, satellites are well suited to meet government requirements for security as satellite networks bypass local terrestrial networks allowing for governments to operate more securely outside of their home countries. Using satellite networks, governments can quickly and easily bring up and turn down sites around the globe for intelligence and defense requirements, for communicating with ships at sea, and for bringing both basic and advanced communication services to rural and remote areas.

Supply and Demand Dynamics for Fixed Satellite Services

Satellite operators typically provide services on their satellites to customers who use the capacity for their own communications requirements or to provide satellite-based services to customers further down the distribution chain.

Demand for satellite services is primarily driven by: economic growth, both generally and within a particular geographic area; growth in product or service markets; growth in demand for bandwidth-intensive applications, technical advancements; and improved regulatory access to new and existing markets.

Key factors expected to drive FSS growth in the next decade are as follows:

•	Video Services — FSS operators are experiencing strong demand for both video distribution and contribution. This includes a significant number of HDTV channels, which require two-to-three times more bandwidth than standard definition channels. New forms of content and enhanced services such as 3DTV should also drive demand for capacity.
•	Military Satellite Communications (“Milsatcom”) — Demand for FSS capacity from military agencies around the world continues to grow. The U.S. Government is the single largest user of commercial satcom and most of this use relates to U.S. Department of Defense (DoD) operations. Demand for commercial FSS supports secure communications, surveillance, reconnaissance, mobile communications (“comms on the move”), logistics, troop welfare and a host of other services including support for Unmanned Aerial Vehicles (UAVs). Most commercial Milsatcom services rely on Ku-band capacity, but commercial X-band on satellites such as Telesat’s Anik G1 (anticipated to be launched in the second half of 2012) is increasingly being utilized.
•	Government Digital Inclusion — Digital inclusion projects — bringing broadband services to rural and remote communities and those with limited terrestrial infrastructure — are an important and growing application being led by civilian agencies in both developed and developing nations.
•	Resource Sector — FSS demand in the resource sector has largely been driven by oil and gas exploration, and the level of such exploration has largely been driven by global economic growth. Regions such as Latin America, Sub-Saharan Africa and Russia and Central Asia have expanded their use of satellite networks in recent years to support oil and gas extraction and other resource sectors such as mining. Even in more developed regions such as North America, oil and gas companies also rely on satellite since deposits are often far from terrestrial infrastructure. Demand for satellite capacity is being driven by both growth in this sector as well as growth in the use of bandwidth intensive applications at oil and gas and mining sites.
•	GSM (Cellular) Backhaul — Cellular subscribers have been growing rapidly around the world and particularly across Latin America, Africa, the Middle East and Asia where telecom infrastructure is limited. This has resulted in mobile operators in developing regions contracting for FSS capacity to support backhaul services. Cellular backhaul services utilize Very Small Aperture Terminals (VSATs) that can be deployed quickly, helping mobile operators gain market share while avoiding large capital outlays for infrastructure.
•	Transportation (Maritime and Aeronautical Services) — As broadband connectivity becomes more and more central to businesses and individuals, the need to stay connected has spread to locations that cannot readily access terrestrial networks. Commercial maritime vessels including cruise ships, cargo carriers, container vessels and oil tankers are candidates for full-time broadband to improve operations and support crew morale. Aeronautical broadband for in-flight passenger communications is also growing.
•	Corporate Networks in the Developing World — Latin America is among the regions expected to see strong expansion in satellite VSAT networks. As economic growth and foreign trade accelerate in the region corporate VSAT networks are being widely implemented. Sub-Saharan Africa is also expected to grow significantly for enterprise and civil government networks. Banking is among the segments driving this growth along with multinational corporations expanding their presence in the region.
•	Two-way Internet Services — Ka-band satellite services support broadband internet access for consumers and small businesses. The capabilities of today’s high-throughput satellites allow ISPs to offer high-speed internet access comparable to terrestrial alternatives.

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

Available supply of satellite capacity varies significantly by region, frequency and customer requirements. Existing FSS and DBS providers that already have access to the best orbital locations have a significant competitive advantage over potential new entrants. With respect to video distribution, “neighborhoods” develop where many thousands or even millions of cable headends or consumer satellite dishes are pointed at a specific orbital location or locations. Due to the often prohibitive cost of re-pointing dishes, video distribution networks have a strong preference for securing expansion satellite capacity from satellites located at the orbital location(s), or neighborhoods, to which their or their customers’ satellite dishes are pointed.

Competitive Strengths

Our business is characterized by the following key competitive strengths:

Leading Global FSS Operator

We are the fourth largest FSS operator in the world and the largest in Canada, with a strong and growing business. We have a leading position as a provider of satellite services in the North American video distribution market. We provide services to both of the major DTH providers in Canada, Bell TV and Shaw Direct, who together have approximately 2.9 million subscribers, as well as to EchoStar (Dish Network) in the United States, who has approximately 14 million subscribers. Our international satellites are well positioned in emerging, high growth markets and serve high value customers in those markets. Telstar 11N provides service to American, European and African regions and aeronautical and maritime markets of the Atlantic Ocean Region. Telstar 12 provides intercontinental connectivity from the Americas to the Middle East. Telstar 14R/Estrela do Sul 2 offers high powered coverage of the Americas, the Gulf of Mexico, the Caribbean and the North Atlantic Ocean Region (“NAOR”). Telstar 18 delivers video distribution and contribution throughout Asia and offers connectivity to the US mainland via Hawaiian teleport facilities. Our current enterprise services customers include leading telecommunications service providers as well as a range of network service providers and integrators, who provide services to enterprises, governments and international agencies and multiple ISPs.

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

Broadcast:	North American DTH providers Bell TV, Shaw Direct, EchoStar/DISH Network, and leading telecommunications and media firms such as NBC Universal, Chellomedia Programming, Canadian Broadcasting Corporation, Bell Media and HBO.
Enterprise:	Bell Canada, NorthwesTel, Lockheed Martin, Suncor, Level 3 Communications, Xplorenet Communications and Harris CapRock Communications.
Consulting:	WildBlue, SCT-Subsecretaria De Comunicaciones, EchoStar and MacDonald, Dettwiler and Associates

Large Contracted Backlog and Young Satellite Fleet Underpin Anticipated Growth and High Revenue Visibility

Historically, we have been able to generate strong cash flows from our operating activities due to the high operating margins in the satellite industry and our disciplined control of expenses. The stability of our cash flows is underpinned by our large revenue backlog. As of December 31, 2011, we had contracted backlog for future services of approximately $5.4 billion, which represents a multiple of almost seven times revenue for the year ended December 31, 2011. Of the approximately $5.4 billion backlog, we anticipate that approximately 11% will be recognized as revenue in 2012 and the balance to be recognized in 2013 and thereafter. We have been able to generate significant backlog by entering into long-term contracts with our customers, in some cases for all or substantially all of a satellite’s orbital maneuver life.

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

The high quality and young age of our satellite fleet also positively impacts our cash flows as we manage capital expenditures. Two additional satellites, Nimiq 6 and Anik G1, are presently under construction.

Portfolio of Orbital Real Estate

Telesat’s satellites occupy highly attractive orbital locations that provide the company with a leading position in many of the markets in which it operates due to the scarcity of available satellite spectrum and the strong neighborhoods Telesat has developed at these locations. Access to these orbital locations, coupled with the high capital intensity of the satellite industry, creates high barriers to entry in those markets. Telesat is licensed by Industry Canada to occupy a number of key orbital positions that are well-suited to serve the Americas and maintain its leading position in North America. The company’s international satellites also occupy highly desirable orbital locations that enable broad pan-regional service with interconnectivity between regions, making them attractive for both intra- and inter-regional services. Telesat has rights to additional spectrum, including Ka-band and reverse DBS band at certain existing orbital locations, including existing DBS locations.

See “Item 4D. Property, plants and equipment — Our Orbital Locations” for a more detailed description of our orbital locations, the satellites that occupy them and the geographic regions that they serve.

Global Operations Provides Revenue Diversification and Economies of Scale

The combination of Telesat’s North American broadcast and enterprise services businesses and the company’s international business offers diversity in terms of both the customers and regions served as well as the services provided. Telesat continues to benefit from growth in both the broadcast and enterprise services markets, including government services, due to its strong presence in each. The company’s global satellite footprint allows it to meet the global requirements of broadcasters, carriers and government users around the world.

Moreover, as the operator of a fleet of 12 satellites plus multiple other satellites for third parties, Telesat has attained scale that allows it to effectively leverage its relatively fixed cost base to achieve substantial operating margins.

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

Follow a Disciplined Satellite Expansion Strategy

Telesat will continue to focus on capturing the anticipated increase in worldwide demand for satellite services through a disciplined satellite expansion program that should drive significant incremental contracted backlog and cash flows, and further leverage the company’s fixed cost structure. Telesat currently has two satellites under construction: (i) Nimiq 6, which the company anticipates will be launched in the first half of 2012; and (ii) Anik G1, which the company anticipates will be launched in the second half of 2012 and will be co-located with our Anik F1 satellite, doubling both the Ku-band and C-band transponders serving South America from this orbital location; as well as providing extended Ku-band capacity for DTH services in Canada and X-band capacity for government services. Nimiq 6 is fully contracted to Bell TV for DTH services in Canada for the life of the satellite. Anik G1’s 16 extended Ku-band transponders have already been contracted for DTH services in Canada to Shaw Direct for the life of the satellite. Moreover, Telesat has entered into a 15 year contract with Paradigm Services for the full X-band payload of three transponders on Anik G1. These two satellites along with the Telstar 14R satellite, which commenced service in August 2011, and the Canadian payload on the ViaSat-1 satellite, which went into service in December 2011, will add meaningful incremental capacity to the fleet by the end of 2012, including incremental capacity which will serve the fast growing Latin American market.

Increase Cash Flow and Maintain Strong Liquidity Profile

The satellite industry is characterized by a relatively fixed cost base that allows significant revenue growth with relatively minimal increases in operating costs, particularly for sales of satellite capacity. Thus, we anticipate that we can increase our revenues without proportional increases in our operating expenses, allowing us to expand our margins. We expect to continually review all aspects of our business to contain operating costs and improve our operating efficiency. To further enhance our liquidity, at the closing of the Telesat Canada transaction we established a five-year $153 million revolving credit facility that can be used for general corporate purposes including working capital and capital expenditures of which nil million dollars was outstanding at December 31, 2011.

Our Services

We earn the majority of our revenues by providing satellite-based services to customers, who use these services for their own communications requirements or to provide services to customers further down the distribution chain for video and data services. We also earn revenue by providing ground-based transmit and receive services, selling equipment, installing, managing and maintaining satellite networks, and providing consulting services in the field of satellite communications. In this document, we categorize our revenues into: Broadcast, Enterprise Services and Consulting & Other.

Broadcast:  Our broadcast services business provided approximately 54% of our revenues for the year ended December 31, 2011. These services include:

•	DTH. Both Canadian DTH service providers (Bell TV and Shaw Direct) use our satellites as a distribution platform for their services, delivering television programming, audio and information channels directly to customers’ homes. In addition, our Anik F3 and Nimiq 5 satellites are used by EchoStar/DISH Network for DTH services in the United States.
•	Video Distribution and Contribution. Major broadcasters, cable networks and DTH service providers use our satellites for the full-time transmission of television programming. Additionally, we provide certain broadcasters and DTH service providers bundled, value-added services that include satellite capacity, digital encoding of video channels and uplinking and downlinking services to and from our satellites and teleport facilities. Telstar 18 delivers video distribution and contribution in Asia and offers connectivity to the US mainland via Hawaiian teleport facilities. Our Telstar 12 satellite is also used to transmit television services. In both Brazil and Chile, we provide video distribution services on Telstar 14R/Estrela do Sul 2.

•	Occasional Use Services. Occasional use services consist of satellite transmission services for the timely broadcast of video news, sports and live event coverage on a short-term basis enabling broadcasters to conduct on-the-scene transmissions using small, portable antennas.

Enterprise Services:  Our enterprise services provided approximately 42% of our revenues for the year ended December 31, 2011. These services include:

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

Ka-band Internet Services:  We provide Ka-band satellite capacity to Xplornet Communications Inc. and other resellers in Canada who use it to provide two way broadband Internet services in Canada. We also provide Ka-band satellite capacity to WildBlue who uses it to provide similar services in the United States.

Telecommunication carrier services:  We provide satellite capacity and end-to-end services for data and voice transmission to telecommunications carriers located throughout the world. These services include (i) connectivity and voice circuits to remote locations in Canada for customers such as Bell Canada and NorthwesTel and (ii) space segment capacity and terrestrial facilities for GSM backhaul in developing countries that lack terrestrial infrastructure and for maritime and aeronautical sectors where the need to stay connected cannot be met by terrestrial networks.

Government Services:  The United States Government is the largest single consumer of fixed satellite services in the world, and a significant user of our international satellites. Over the course of several years, we have implemented a successful strategy to sell through government service integrators, rather than directly to United States Government agencies. We are also a significant provider of satellite services to the Canadian Government.

Consulting & Other:  Our consulting and other category provided approximately 4% of our revenues for the year ended December 31, 2011. Our consulting operations allow us to realize operating efficiencies by leveraging our existing employees and the facility base dedicated to our core satellite communication business. With over forty years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide, having provided services to businesses and governments in over forty countries across six continents. In 2011, our international consulting business provided satellite-related services in approximately twenty-one countries.

We benefit from revenue diversity both in terms of the geographic location of our customers, based on the billing address of our customers, and the nature of the services provided. For the year ended December 31, 2011, we derived operating revenues, based on the billing address of the customer, in the following geographic regions:

Year Ended December 31, 2011
North America	82%
Asia and Australia	2%
Europe, Middle East and Africa	9%
Latin America	7%

For the year ended December 31, 2011, we derived operating revenues from the following services:

Year Ended December 31, 2011
Broadcast	54%
Enterprise Services	42%
Consulting and Other	4%

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

Revenue Backlog

Contracted revenue backlog represents our expected future revenues (without discounting for present value) under all current contractual service agreements, including any deferred revenues that we will recognize in the future in respect of cash already received. The significant majority of this contractual backlog is in respect of service or other agreements for satellite capacity. Our contracted backlog is comprised of all amounts due under a contract through the expiration date. We do not assume a given contract will be renewed beyond its stated expiration date. As of December 31, 2011, our contracted backlog, including our satellites under construction, was approximately $5.4 billion. This amount includes approximately $408 million of customer prepayments that Telesat has already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites and satellites under construction were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by any insurance proceeds we may receive, cash on hand and/or funds available under our revolving credit facility.

Our actual realized revenues may differ from the revenues we expect to realize based on our contractual backlog, and such differences may be material. See “Item 3D. Risk Factors — Risks Related to Our Business” for a discussion of some of the factors that may affect our revenues.

Patents and Proprietary Rights

As of December 31, 2011, Telesat had seven patents all in the United States. These patents expire between 2018 and 2027. Telesat also has several pending domestic and international patent applications.

There can be no assurance that infringement of existing third party patents has not occurred or will not occur. Additionally, because the patent application process is confidential, there can be no assurance that third parties, including competitors, do not have patents pending that could result in issued patents which we may infringe. In such event, we may be restricted from continuing the infringing activities, which could adversely affect our business, or we may be required to obtain a license from a patent holder and pay royalties, which would increase our cost of doing business.

Research and Development

Our research and development expenditures are incurred for the studies associated with advanced satellite system designs, and experimentation and development of space, satellite and ground communications products. This also includes the development of innovative and cost effective satellite applications for sovereignty, defense, broadcast, broadband, and enterprise services segments. Telesat has undertaken proof-of-concept interactive broadband technologies trials to support health, education, government and other applications to remote and under-served areas. Telesat continues to research advanced compression and transmission technology to support HDTV and other advanced television services.

Competition

We are one of three global FSS operators. We compete against other global, regional and national FSS operators and, for certain services and in certain regions, with providers of terrestrial-based communications services.

Fixed Satellite Operators

The other two global FSS operators are Intelsat S.A. (“Intelsat”) and SES S.A. (“SES”). We also compete with a number of nationally or regionally focused FSS operators around the world, including Eutelsat S.A. (“Eutelsat”), the third largest FSS operator in the world.

Intelsat, SES and Eutelsat are each substantially larger than we are in terms of both the number of satellites they have in-orbit as well as their revenues. We believe that Intelsat and its subsidiaries together have a global fleet of over fifty satellites, that SES and its subsidiaries have a fleet of approximately fifty satellites, and that Eutelsat and its subsidiaries have a fleet of over twenty satellites and additional capacity on another four satellites. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, and may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure. In addition, their larger sizes may enable them to devote more resources, both human and financial, to sales, operations, product development, and strategic alliances and acquisitions.

Regional and domestic providers:  We also compete against regional FSS operators, including:

•	in North America: Ciel, ViaSat/Wildblue, HNS/EchoStar, Satmex and Hispamar;
•	in Europe, Middle East, Africa: Eutelsat, Arabsat, Nilesat, Hellas Sat, RSCC, Yahsat, Turksat and Spacecom;
•	in Asia: AsiaSat, Measat, Thaicom, APT, PT Telkom, Optus and Asia Broadcast Satellite; and
•	in Latin America: Satmex, Star One, Arsat, HispaSat and Hispamar.

A number of other countries have domestic satellite systems that we compete against in those markets.

The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 World Trade Organization commitments to liberalize trade in basic telecommunications services. As of January 2012, approximately 75 non-Canadian FSS satellites are listed as having been approved by Industry Canada for use in Canada. Three of these are Telesat satellites licensed by other administrations. The growth in satellite service providers using or planning to use Ka-band, including Avanti Communications, O3b,ViaSat/Wildblue, Eutelsat, HNS/EchoStar, Inmarsat, Yahsat and others, will result in increased competition.

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

The Telecommunications Act

Telesat Canada is a Canadian carrier under the Telecommunications Act (Canada), or the Telecom Act. The Telecom Act authorizes the Canadian Radio-Television and Telecommunications Commission (“CRTC”) to regulate various aspects of the provision of telecommunications services by us and other telecommunications service providers. Under the current regulatory regime, we have pricing flexibility subject to a price ceiling on certain full period FSS services offered in Canada under minimum five-year arrangements, and otherwise we are not required to file tariffs for approvals. DBS services offered within Canada are also subject to CRTC regulation, but have been treated as distinct from FSS services and facilities. We require CRTC approval of customer agreements relating to the sale of DBS capacity in Canada, including the rates, terms and conditions of service set out therein. Section 28(2) of the Telecom Act provides that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada. The exercise by the CRTC of its rights under section 28(2) of the Telecommunications Act could affect our relationship with existing customers, which could have a material adverse effect on our results of operations, business prospects and financial condition.

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

Contribution Collection Mechanism

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges based on their Canadian telecommunications service revenues, minus certain deductions (e.g., retail Internet and paging revenues, terminal equipment sales and inter-carrier payments). The contribution rate varies from year to year. It was initially set at 4.5% of eligible revenues but was significantly reduced in subsequent years. The rate for 2011 was 0.66%.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the United States.

We have chosen to operate our U.S.-authorized satellites on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual fees to defray the FCC’s regulatory expenses. Annual and quarterly status reports must be filed with the FCC for interstate/international telecommunications and contribution charges to the FCC’s Universal Service Fund (“USF”) based on eligible United States telecom revenues are paid on a quarterly and annual basis. The USF contribution rate is adjusted quarterly and is currently set at 17.9% for the first quarter of 2012. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only). Telesat’s United States telecom revenues that are USF eligible are currently de minimis, and USF payments are not required.

The FCC currently grants satellite authorizations on a first-come, first-served basis to applicants who demonstrate that they are legally, technically and financially qualified, and that the public interest will be served by the grant. Under licensing rules, a bond must be posted for up to U.S.$3 million when an FSS satellite authorization is granted. Some or the entire amount of the bond may be forfeited if there is failure to meet any of the milestones for satellite contracting, design, construction, launch and commencement of operations. According to current licensing rules, the FCC will issue new satellite licenses for an initial fifteen-year term and will provide a licensee with an “expectancy” that a subsequent license will be granted for the replacement of an authorized satellite using the same frequencies. At the end of the 15 year term, a satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time subject to certain restrictions.

To facilitate the provision of FSS in C-, Ku- and Ka-band frequencies in the United States market, foreign licensed operators can apply to have their satellites placed on the FCC’s Permitted Space Station List. Our Anik F1, Anik F1R, Anik F2, Anik F3 and Telstar 14R/Estrela do Sul 2 satellites are currently on this list. Telstar 14/Estrela do Sul 1 was on the FCC’s Permitted Space Station List until November 7, 2011 when it was removed from regular operation prior to it being deorbited on November 17, 2011.

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

United Kingdom Regulatory Environment

We own and operate the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. ViaSat-1 operates in accordance with a license granted by the United Kingdom regulatory agency, OFCOM, to ManSat, Ltd. ManSat Ltd. has been granted exclusive rights by the Isle of Man Government to manage all aspects of Isle of Man satellite orbital filings. The Isle of Man is a British Crown Dependency and Isle of Man satellite orbital filings are filed with the ITU-BR by OFCOM. Both Telesat and ViaSat have a commercial relationship with ManSat. ViaSat and Telesat have agreed to cooperate in their dealings with ManSat with respect to the ViaSat-1 satellite for OFCOM and ITU purposes.

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

Some of our satellites have been coordinated and registered in the MIFR and therefore enjoy priority over all later-filed requests for coordination and any non-conforming uses. In other cases, entry into the MIFR is still pending. In some of the cases where entry into the MIFR is pending, there are operators that maintain that they have priority over our satellites and we continue to discuss coordination issues with these and other operators and may need to make additional concessions in connection with future coordination efforts which, in turn, could have a material adverse impact on our financial condition, as well as on the value of our business. The failure to reach an appropriate arrangement with such satellite operators may render it impossible to secure entry into the MIFR and result in substantial restrictions on the use and operations of our existing satellites at their orbital locations. In the event disputes arise during the coordination process or thereafter, the ITU Radio Regulations set forth procedures for resolving disputes but do not contain a mandatory dispute resolution mechanism or an enforcement mechanism. Rather, the rules invite a consensual dispute resolution process for parties to reach a mutually acceptable agreement. Neither the rules nor international law provide a clear remedy for a party where this voluntary process fails.

Although non-governmental entities, including us, participate at the ITU, only national administrations have full standing as ITU members. Consequently, we must rely on the government administrations of Canada, the United States, Brazil, the United Kingdom and the Kingdom of Tonga to represent our interests there, including filing and coordinating our orbital locations within the ITU process and with the national administrations of other countries, obtaining new orbital locations, and resolving disputes through the consensual process provided for in the ITU’s rules. See “Item 3D. Risk Factors — Risks Related to Our Business” for a discussion on how the international regulatory environment may affect our revenues.

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

D. Property, plants and equipment.

In-Orbit Satellites

Our North American focused fleet is comprised of seven satellites (Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 2, Nimiq 4 and Nimiq 5), plus the Canadian beams on ViaSat-1. Our international fleet is comprised of five satellites (Anik F1, Telstar 11N, Telstar 12, Telstar 14R/Estrela do Sul 2 and Telstar 18).

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

The table below summarizes selected data relating to our owned in-orbit satellite capacity as of December 31, 2011:

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Our Transponders			Hosted Transponders L-band	Model
					C-band(2)	Ku-band(2)	Ka-band
Nimiq 1	91.1° WL Canada, Continental United States	May 1999	2011	2024	no	yes	no	no	A2100 AX (Lockheed Martin)
Nimiq 2	91.1° WL Canada, Continental United States	December 2002	2015	2021	no	yes	yes	no	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	September 2008	2023	2027	no	yes	yes	no	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	September 2009	2024	2035	no	yes	no	no	SS/L 1300
Anik F1	107.3° WL South America	November 2000	2016	2022	yes	yes	no	no	BSS702 (Boeing)
Anik F2	111.1° WL Canada, Continental United States	July 2004	2019	2027	yes	yes	yes	no	BSS702 (Boeing)
Anik F1R(3)	107.3° WL North America	September 2005	2020	2023	yes	yes	no	yes	E3000 (EADS Astrium)
Anik F3	118.7° WL Canada, Continental United States	April 2007	2022	2026	yes	yes	yes	no	E3000 (EADS Astrium)
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	February 2009	2024	2026	no	yes	no	no	SS/L 1300
Telstar 12(4)	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	October 1999	2012	2016	no	yes	no	no	SS/L 1300
Telstar 14R/ Estrela do Sul 2(5)	63° WL Brazil And portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2024	no	yes	no	no	SS/L 1300
Telstar 18(6),(7)	138° EL India, South East Asia, China, Australia And Hawaii	June 2004	2017	2018	yes	yes	no	no	SS/L 1300

(1)	Our current estimate of when each satellite will be decommissioned, taking account of anomalies and malfunctions the satellites have experienced to date and other factors such as remaining fuel levels, consumption rates and other available engineering data. These estimates are subject to change and it is possible that the actual orbital maneuver life of any of these satellites will be shorter than we currently anticipate. Further, it is anticipated that the payload capacity of each satellite may be reduced prior to the estimated end of orbital maneuver life. For example, we currently anticipate that we will need to commence the turndown of transponders on Anik F1 prior to the End of Orbital Maneuver Life, as a result of further degradation in available power. See “Item 3D. Risk Factors — Risks Related to Our Business — The actual orbital maneuver lives of our satellites may be shorter than we anticipate and we may be required to reduce available capacity on our satellites prior to the end of their orbital maneuver lives.”
(2)	Includes the DBS Ku-band, extended C-band and extended Ku-band in certain cases.
(3)	We do not provide service in the L-band. The Anik F3 L-band payload is licensed to our customer by the FCC.

(4)	Four of Telstar 12’s transponders are leased to Eutelsat to settle coordination issues, and we lease back three of these transponders.
(5)	Telstar 14R/Estrela do Sul 2 experienced a solar array anomaly upon deployment.
(6)	Includes 16.6MHz of C-band capacity provided to the Government of Tonga in lieu of a cash payment for the use of the orbital location.
(7)	The satellite carries additional transponders (the “APT transponders”), as to which APT has a prepaid lease through the end of life of the satellite in consideration for APT’s funding a portion of the satellite’s cost. This transaction was accounted for as a sales-type lease, because substantially all of the benefits and risks incident to the ownership of the leased transponders were transferred to APT. We have agreed with APT among other things that if we are able to obtain the necessary approvals and licenses from the U.S. government under U.S. export laws, we would transfer title to the APT transponders on Telstar 18 to APT, as well as a corresponding interest in the elements on the satellite that are common to or shared by the APT transponders and our transponders. Telesat acquired two transponders from APT for an additional payment in August 2009.

Nimiq Satellites

A number of LM A2100 series of satellites have suffered similar in-orbit failures of circuits on their solar arrays. Lockheed Martin has determined that Nimiq 1 and Nimiq 2 are in the family of spacecraft that is susceptible to this anomaly.

In July 2008, Nimiq 1 suffered a solar array circuit failure. In October 2009, Nimiq 1 experienced a further solar array circuit failure, resulting in a reduction of total available power. At this time, the solar array power continues to support operations beyond the end of Nimiq 1’s manufacturer’s end-of-service life.

Nimiq 1 has suffered a number of battery cell failures which have required some adjustments to the spacecraft’s operations to support the provision of satellite services.

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

Anik Satellites

Anik F1 was designed with the capability to cover both North America and South America from the 107.3° WL orbital location. In August 2001, Boeing, the manufacturer of the Anik F1 satellite, advised us of a gradual decrease in available power on-board the satellite. Boeing investigated the cause of the power loss and reported that the power will continue to degrade. We procured a replacement satellite, Anik F1R, which was launched in 2005. The North American traffic on Anik F1 was transferred to Anik F1R. We now use Anik F1 to provide coverage of South America only. In December 2002, Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies. In November 2006, Telesat commenced arbitration proceedings against Boeing in connection with the Anik F1 power loss. A portion of its claim was in respect of the subrogated rights of its insurers. See “Item 8A. Consolidated Statements and Other Financial Information — Legal Proceedings” for a more detailed description of Telesat’s claim and the proceeding.

We have experienced and continue to experience intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads on Anik F2. Boeing, the manufacturer, has completed its investigation of these anomalies. The majority of the affected Ka-band units continue to remain in service through modifying operational configurations. Four of the six affected Ku-band TWTAs have been switched out for spares; however, these can be brought back into service if required. In February 2010, Anik F2 experienced an anomaly with one of its two telemetry transmitters. While the failure of a single telemetry transmitter does not impact satellite operations or the service we provide to our customers, in the event we are unable to restore any redundancy and the second telemetry transmitter were to fail we would cease receiving important information from the satellite regarding its position in orbit and health. Without this information our ability to operate the satellite would be adversely effected and were we to experience a further anomaly on the satellite under such circumstances, we could be at significantly greater risk of experiencing a satellite failure and complete loss of service to our customers. A software patch for the satellite is being developed by Boeing to provide telemetry to support operations in the event of a failure of the second transmitter. We expect this patch will be implemented on the satellite in 2012. At present, we are not insured with respect to any failure of the second transmitter.

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

Telstar 14R/Estrela do Sul 2’s North solar array only partially deployed after launch, diminishing the power and expected orbital maneuver life of the satellite. At the end of July 2011, the satellite began commercial service with substantially reduced available transponder capacity and with an expected end-of-orbital maneuver life reduced to 2024. It is currently expected that the available transponder capacity will be reduced over time. An insurance claim was filed and U.S.$132.7 million paid to Telesat in 2011 for these losses. If the damaged solar array on Telstar 14R/Estrela do Sul 2 were to unexpectedly deploy in the future this could result in a loss of capability to provide service.

Telstar 18 has experienced a failure of one of its two telemetry transmitters. The failure of a single telemetry transmitter does not impact satellite operations or the service we provide to our customers. A software patch for the satellite has been developed by SS/Loral to provide telemetry to support operations in the event of a failure of the second transmitter. This patch was implemented on the spacecraft in 2011. Telstar 18 has experienced a loss of some other redundant equipment that has not impacted satellite operations to date.

In general, our satellites are exposed to the potential risk of loss. See “Item 3D. Risk Factors — Risks Related to Our Business — Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts” for more information about the risks of loss associated with satellite anomalies.

Rights to Other Satellites

In addition, we have rights to the following satellite capacity to end of service life of those satellites:

•	Satmex 5: three 36MHz Ku-band transponders;
•	Satmex 6: two 36MHz C-band transponders; two 36 MHz Ku-band transponders; and
•	ABS-3 (formerly Agila 2): two 36MHz C-band transponders and five and one half 36MHz Ku-band transponders.

•	ViaSat-1: Ka-band Canadian payload consisting of 9 user beams of 500/1000MHz bandwith

Satellites Under Construction

As of December 31, 2011, we had entered into contractual arrangements with SS/L for the construction of:

•	Nimiq 6: which we anticipate will be launched in the first half of 2012. Nimiq 6 will have 32 high powered Ku-band transponders and Bell TV has contracted for the use of this new satellite for its lifetime to serve Bell TV subscribers across Canada. This satellite will be located at the 91.1° WL orbital location and provide coverage of Canada; and
•	Anik G1: which we anticipate will be launched in the second half of 2012. Anik G1’s 16 extended Ku-band transponders have been contracted to Shaw Direct to support Shaw’s DTH services in Canada, and its three X-band transponders have been contracted to Paradigm Services, in both cases for the life of the satellite. Anik G1 will be co-located with our Anik F1 satellite at the 107.3° WL orbital location, doubling both the Ku-band and C-band transponders serving South America from this location.

Other Orbital Spectrum

We have been authorized by governments to operate using additional frequencies at some of the orbital locations where we are currently operating a satellite; including in the RDBS (17 GHz BSS) frequency at some of our DBS locations. In addition, we have been authorized by governments to operate at other orbital locations where we currently do not have a satellite in service.

There can be no assurance that we will make use of all orbital spectrum available to us.

In general, our satellites are subject to various regulatory authorities and to the rights of other operators. See “Item 3D. Risk Factors — Risks Related to Our Business” for more information about these risks. Our operations may be limited or precluded by ITU rules or processes and we are required to coordinate our operations with those of other satellite operators.

Satellite Operations and Related Facilities

Satellite Control Centre and Teleport/Earth Station Facilities

Our primary Satellite Control Centre (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates eleven Telesat owned satellites: Anik F1, Anik F1R, Anik F2, Anik F3, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Telstar 11N, Telstar 12 and Telstar 18. Telesat also operates ViaSat-1, as well as numerous other satellites for third parties from our SCC in Ottawa. We operate our Telstar 14R/Estrela do Sul 2 satellite from our SCC in Rio de Janeiro, Brazil.

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

Telesat’s lease for the teleport located in Edmonton, Alberta, Canada ends on November 30, 2012. This teleport will be closed and the operations transferred to other Telesat teleports.

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

Launch Insurance

The procurement of satellite launch insurance is, and has been, an integral part of our risk management program. It has been our practice to insure our launches where we bear the risk of loss. Typically, our launch insurance has covered the following events during the period of coverage: (i) delivery from the launch pad to orbit; (ii) separation from the launch vehicle; (iii) drift orbit maneuvers; (iv) solar array and antenna deployment; and (v) testing and commissioning.

In-Orbit Insurance

In-orbit (life) insurance provides coverage for total and/or partial losses during the operating phase of a satellite. In-orbit insurance may be purchased at the same time launch insurance is procured (for new satellites) or once the satellite is in orbit, in the case of existing satellites, subject to functionality and insurance market conditions. Premium rates are dependent on the operating condition of the satellite and other satellites of the same design or using the same components as well as prevailing insurance market conditions. Typically, these insurance policies exclude coverage for damage arising from acts of war, anti-satellite devices, lasers, and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites and other satellites of the same design or using the same components that are known at the time the policy is written.

Insurance Coverage

We comply with requirements to maintain satellite insurance under the terms of our credit agreement and indentures. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 50% of the net book value of certain operating satellites, and an aggregate of 75% of the net book value across the satellite fleet. As of December 31, 2011, we complied with these requirements and have arranged in-orbit insurance policies that generally expire in May 2012.

We may discontinue or change our in-orbit insurance practices in the future, subject to the requirements of our credit agreement and indentures. Some of our satellite in-orbit insurance policies contain deductibles or coverage exclusions related to potential future failures of certain specific on-board components.

We do not insure our interests in Anik F1, Nimiq 2, Nimiq 1 or Telstar 18. We also do not insure our transponders on Satmex 5 or Satmex 6.

Following the launch of Telstar 14R/Estrela do Sul 2 in May 2011, the satellites’ north solar array failed to deploy. Insurance coverage was in place to cover the failure. During 2011, a claim was filed with the insurers. In late 2011, the claim was settled with insurers and payment of U.S.$132.7 million was received. Telstar 14R/Estrela do Sul 2 remains partially insured under the launch insurance policy placed to cover launch and initial in-orbit operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s consolidated financial statements beginning at Page F-1 of this Annual Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the consolidated financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Annual Report are in Canadian dollars unless otherwise specified. On December 31, 2011, the Bloomberg exchange rate was USD$1 = CAD$1.0213. The average exchange rate for the twelve months ended December 31, 2011 was USD$1 = CAD$0.9850.

Telesat adopted International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The first date on which IFRS was applied was January 1, 2010. As a result, the 2010 comparative figures are also prepared in accordance with IFRS and may differ from what was reported in the Annual Report for the same period in 2010. Refer to note 5 of the consolidated financial statements for the year ended December 31, 2011, for additional details on the differences between Canadian GAAP and IFRS. Furthermore, IFRS differs in certain respects from United States GAAP; however, the Securities and Exchange Commission (“SEC”) adopted Release No. 33-8879 to accept foreign private issuers financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) without reconciliation to United States GAAP in their filings with the SEC. As a result, we are not presenting a reconciliation to United States GAAP for the year ended December 31, 2010 and 2011 in this Annual Report.

Except for the historical information contained in the following MD&A, the matters discussed below are not historical facts, but are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements about the possibility of Telesat entering into a Refinancing Transaction. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes”, “expects”, “plans”, “may”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend”, or “outlook” or other variations of these words. These statements, including without limitation those relating to Telesat and Telesat Canada, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to “Item 3.D — Risk Factors” and to note 27 to our audited consolidated financial statements. We undertake no obligation to update any forward-looking statements.

The information contained in this MD&A takes into account information available up to February 21, 2012, unless otherwise noted.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and Other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

At December 31, 2011, we provided satellite services to customers from our fleet of 12 in-orbit satellites. In addition, we own the Canadian Ka-band payload on the ViaSat-1 satellite which was launched in October 2011. We also have two satellites under construction: Nimiq 6, which we anticipate will be launched in the first half of 2012, and Anik G1, which we anticipate will be launched in the second half of 2012.

Telesat Canada and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to the customers and recognized in the month for which the service is rendered. Consulting revenue for “cost plus” contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for “fixed price” contracts.

Expenses

Our operating expenses consist mainly of labour, the cost of which is relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses. Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be significant as a result of the debt facilities entered into on October 31, 2007. Non-cash foreign exchange gains or losses incurred on the translation of the U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the fair value of the cross-currency basis swap, interest rate swaps and the prepayment options on the Senior Notes and Senior Subordinated Notes, remain significant components of our net income.

Another significant operating expense is the straight-line depreciation of the cost of each of our satellites over their estimated useful lives.

RECENT DEVELOPMENTS

ViaSat-1

On April 11, 2011, we acquired from Loral the Canadian payload on the ViaSat-1 satellite and a 15-year revenue contract with Xplornet Communications Inc. to make use of the payload. The ViaSat-1 satellite was successfully launched in October 2011 and entered into commercial service in December 2011.

Telstar 14R/Estrela do Sul 2

We determined that following the launch of the Telstar 14R/Estrela do Sul 2 satellite in May 2011, the satellite’s north solar array failed to fully deploy. The north solar array anomaly has diminished the amount of power available for the satellite’s transponders and has reduced the life expectancy of the satellite. However, the satellite will support all of the existing services to customers formerly provided by Telstar 14/Estrela do Sul, the satellite it replaced at 63 degrees West Longitude, as well as provide some additional capacity for expansion.

As a result of the north solar array anomaly, we carried out an impairment test based on the present value of the future cash flows expected to be generated by Telstar 14R/Estrela do Sul 2. Based on our best estimates and assumptions, there was no impairment in Telstar 14R/Estrela do Sul 2 and as a result no adjustment to the carrying value of the asset was required.

We have insurance policies that provide coverage for a total, constructive total or partial loss of Telstar 14R /Estrela do Sul 2. During the third quarter of 2011, we filed a claim under our policies with our insurers. In December, we received insurance proceeds in the amount of U.S. $132.7 million ($135 million). The proceeds will be reinvested in satellite procurements in accordance with the terms and conditions of the Credit Agreement.

CORPORATE

Our Board of Directors and Shareholders have authorized management to pursue a refinancing of the our existing senior secured credit facilities which, if consummated, could result in us incurring incremental secured debt, senior to our notes, of up to $530 million. The incremental debt incurred, as well as a portion of cash on hand and cash from operations, would be used to distribute up to $705 million to our shareholders and option holders. Such transaction (the “Refinancing Transaction”) is dependent on, among other things, market conditions for a refinancing and there can be no assurance that we will be able to complete the Refinancing Transaction.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise has allowed us to successfully build our business to date. Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite services; and, in a disciplined manner, use the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and revenue growth and a strong foundation upon which we will seek to continue to grow our revenue and cash flows. The growth is expected to come from the Canadian payload on the ViaSat-1 satellite which launched in October 2011, our Nimiq 6 satellite, which we anticipate will be launched in the first half of 2012, our Anik G1 satellite, which we anticipate will be launched in the second half of 2012, and the sale of available capacity on our existing in-orbit satellites.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

We anticipate that we can increase revenue without proportional increases in operating expenses, allowing for operating margin expansion. The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental cost to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. The relatively fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities, is expected to produce growth in operating income and cash flow.

Leading into 2012, we will remain focused on: increasing utilization on our existing satellites, continuing the construction, launch and deployment of the satellites we are currently procuring, securing additional customer requirements to support the procurement of additional satellites, and maintaining cost and operating discipline. To the extent market conditions are receptive, we may complete the Refinancing Transaction.

RESULTS OF OPERATIONS — 2011 TO 2010

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With the acquisition of the Canadian payload on ViaSat-1 which launched in October 2011 and the construction of Nimiq 6 and Anik G1 in progress with anticipated launches in 2012, we believe we are well positioned to strengthen our overall financial performance.

Our net income for the year was $237 million compared to a net income of $286 million for the prior year for a net decrease of $49 million. The net income was impacted by $243 million due to foreign exchange losses of $79 million in 2011 compared to foreign exchange gains of $164 million in 2010. Our debt is primarily denominated in U.S. dollars and therefore we are directly impacted by movements in foreign exchange rates. The value of the Canadian dollar compared to the U.S. dollar at December 31, 2011 was weaker than at December 31, 2010 creating a foreign exchange loss. The loss on foreign exchange was partially offset by a gain of $99 million on the fair value of financial instruments this year as compared to a loss of $11 million during the same period last year. Net income was also impacted by $31 million due to higher other operating gains in 2011. The 2010 other operating gain amount was mainly comprised of $79 million of orbital slot and satellite impairment reversals. The 2011 other operating gain amount is made up of a U.S. $132.7 million gain from the insurance proceeds received for Telstar 14R/Estrela do Sul 2 partly offset by a $20 million orbital slot impairment. Results were also impacted by approximately $30 million of lower interest expense also due to movements in foreign exchange and the maturity of interest rate swaps during the year.

Below are the foreign exchange rates impacting our annual financial statements:

	2011	2010
USD to CAD spot rate at December 31	1.0213	0.9980
USD to CAD average rates for the year	0.9850	1.0406

Revenue

	Twelve Months Ended December 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010
Broadcast	436	454	(4%)
Enterprise	342	335	2%
Consulting and other	30	32	(6%)
Total revenue	808	821	(2%)

Revenue from Broadcast services decreased by $18 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The decrease was mainly due to a scheduled rate reduction on a long-term contract and the impact of the weaker average U.S. dollar in 2011 and its effect on the conversion of our U.S. denominated revenue into Canadian dollars.

Revenue from Enterprise services increased by $7 million for the year ended December 31, 2011 when compared to the year ended December 31, 2010. Growth in our international enterprise activities and in our Infosat subsidiary were partially offset by the negative impact of the weaker average U.S dollar.

Consulting and other revenue decreased by $2 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010. This is primarily due to the impact of the weaker average U.S. dollar.

Expenses

	Twelve Months Ended December 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010
Depreciation	199	202	(1%)
Amortization	41	45	(9%)
Operating expenses	188	206	(9%)
Other operating gains, net	(114)	(83)	(37%)
	314	370	(15%)

Depreciation and Amortization

Depreciation of satellite, property and other equipment decreased by $3 million for the twelve month period ended December 31, 2011 compared to the prior year. The decrease for the twelve month period was due to the end of the term over which Nimiq 1 was depreciated (based on its previous estimated useful life) and the removal from service of Telstar 14/ Estrela do Sul 1, partially offset by the commencement of depreciation for Telstar 14R/Estrela do Sul 2.

Amortization of intangible assets decreased for the twelve month period ended December 31, 2011 by $4 million primarily due to the end of life of certain intangible assets related to revenue backlog and the ensuing lower monthly amortization.

Operating Expenses

	Twelve Months Ended December 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010
Compensation and employee benefits	62	66	(6%)
Other operating expenses	48	52	(8%)
Cost of sales	78	88	(11%)
Total operating expenses	188	206	(9%)

Operating expenses consist of compensation and employee benefits, cost of sales as well as other operating expenses such as marketing, general and administration expenses. Total operating expenses decreased by $18 million for the twelve months ended December 31, 2011 as compared to the twelve months ended December 31, 2010.

Compensation and employee benefits expenses decreased by $4 million for the twelve months ending December 31, 2011 in comparison to the same period in the prior year. This is a result of our operating discipline, lower stock based compensation and higher capitalized engineering due to the acceleration of our capital programs.

Other operating expenses decreased by $4 million for the twelve months ended December 31, 2011 compared to the twelve months ended December 31, 2010. These variations were related to lower in-orbit insurance premiums, higher investment tax credits earned on eligible research and development expenses and the absence of capital taxes in 2011.

Cost of sales decreased by $10 million for the twelve months ended December 31, 2011 when compared to the twelve months ended December 31, 2010. The year over year decrease in cost of sales was a result of lower service revenue related expenses as well as the impact of a weaker average U.S. dollar partially offset by an increase in cost of equipment sales.

Other Operating Gains

	Twelve Months Ended December 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010
Insurance proceeds	135	—	—
Impairment (loss) reversal on intangible assets	(20)	71	(128%)
Impairment (loss) reversal on tangible assets	—	8	—
(Loss) gain on disposal of assets	(1)	4	(125%)
Total other operating gains	114	83	37%

Total other operating gains increased by $31 million for the twelve months ending December 31, 2011 in comparison to the prior year. Insurance proceeds of U.S. $132.7 million were received in December 2011 in connection with the insurance claim filed for the failure of the north solar array on Telstar 14R/Estrela do Sul 2.

In 2010, we reversed $71 million in impairment loss on our orbital slots originally recorded in 2008 as a result of the high discount rate environment created by liquidity issues in the credit market prevailing at that time. A decrease in discount rates, as well as changes in our revenue projections and gross margin assumptions, positively impacted the valuation of the orbital slots in 2010 resulting in the reversal. However, in 2011, we have recognized a $20 million impairment loss on the orbital slots due to an incease in discount rates during the year.

In 2010, we fully reversed a tangible asset impairment loss due to changes in our revenue projections stemming from our ability to obtain higher prices for the same capacity as well as a higher utilization rate for the satellite.

Interest Expense

	Twelve Months Ended December 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010
Debt service costs	245	255	(4%)
Interest on senior preferred shares	10	12	(17%)
Interest expense on performance incentive payments	4	5	(20%)
Capitalized interest	(32)	(15)	113%
Interest expense	227	257	(12%)

Interest expense includes interest related to our debt, interest on the senior preferred shares and interest on the performance incentive payments net of capitalized interest on our satellites under construction.

Total debt service costs, which include interest expense on indebtedness and interest expense on derivative instruments, decreased by $10 million for the year, primarily due to $109 million in principal repayments on our Canadian and U.S. Term Loan Facilities and the weaker average U.S. dollar in 2011.

Interest on senior preferred shares decreased by $2 million for the twelve months ended December 31, 2011 compared to the same period in the prior year due to a decrease in the dividend rate from 8.5% to 7% beginning in July 2010 and foreign exchange impacts.

Capitalized interest increased by $17 million for the twelve months ended December 31, 2011 compared to the twelve months ended December 31, 2010 due to increased activity on our satellite construction programs during 2011 including Telstar 14R/Estrela do Sul 2, Nimiq 6, Anik G1 and the Canadian payload on the ViaSat-1 satellite.

Foreign Exchange and Derivatives

	Twelve Months Ended December 31,
(in CAD$ millions)	2011	2010
Gain (loss) on changes in fair value of financial instruments	99	(11)
Foreign exchange (loss) gain	(79)	164

The $99 million gain on changes in fair value of financial instruments in 2011 reflects the fluctuations in the fair values of our cross-currency basis swap, interest rate swaps, forward foreign exchange contracts, and prepayment options on our Senior Notes and Senior Subordinated Notes. This represented a net increase of $110 million from the end of 2010 to the end of 2011. The positive variation is mainly related to the $62 million fair value change of the embedded derivative prepayment options on the Company’s Senior Notes and Senior Subordinated Notes due to lower credit spreads. The balance of the favorable impact was related to the increase in the fair value of the cross-currency basis swap and interest rate swaps.

The foreign exchange loss for the twelve months ended December 31, 2011 was $79 million compared to a foreign exchange gain of $164 million for the twelve months ended December 31, 2010 resulting in a total variation of $243 million. The loss for the twelve months ended December 31, 2011 was mainly the result of a weaker Canadian to U.S. dollar spot rate as at December 31, 2011 compared to the spot rate at the end of 2010 and the resulting impact on the U.S. dollar denominated debt. At December 31, 2010, the foreign exchange impact resulted in a gain as the Canadian dollar had strengthened against the U.S. dollar when compared against the spot rate at the end of the previous fiscal year.

Income Taxes

	Twelve Months Ended December 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010
Current income tax expense (benefit)	—	2	(100%)
Deferred income tax expense	52	64	(19%)
Total income tax expense	52	66	(21%)

The income tax expense for the year ended December 31, 2011 was $14 million lower than the same period in 2010. The decrease was partly due to the recognition of previously unrecognized foreign tax credits in 2011, as well as a realized foreign exchange loss in 2011 compared to a realized foreign exchange gain in 2010. The decrease in 2011 was also due to lower operating income.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. Our contracted revenue backlog is attributable to satellites currently in-orbit and our satellites under construction, namely, Nimiq 6 and Anik G1. As of December 31, 2011, our contracted backlog was approximately $5.4 billion. This amount includes approximately $408 million of customer prepayments that we have already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites and satellites under construction were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by insurance proceeds we may receive, cash on hand and/or funds available under our revolving credit facility.

We expect our backlog to be recognized as follows:

(in CAD$ millions)	2012	2013	2014	2015	2016 and thereafter
Backlog	605	590	542	476	3,234

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2011, we had $278 million of cash and short-term investments as well as approximately $153 million of borrowing availability under our Revolving Facility (as defined below). Included in cash and cash equivalents is $125 million of restricted cash received from insurance proceeds in connection with the solar array failure on Telstar 14R/Estrela do Sul 2. The restricted cash can be used for capital expenditures of satellite projects in accordance with the Credit Agreement. We believe the unrestricted cash and short-term investments as at December 31, 2011, cash flow from operating activities, including amounts from customer prepayments, and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including interest and required principal payments on debt.

For fiscal 2012, we expect our major cash requirements to include capital expenditures of approximately $240 million, repayment of $315 million in principal and interest payments on long-term debt (including the swaps) and $7 million on operating leases. We expect to meet our cash needs for fiscal 2012 through a combination of operating cash and short-term investments, restricted cash received from insurance proceeds, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility. To the extent market conditions are receptive, we may complete the Refinancing Transaction.

Cash Flows from Operating Activities

Cash generated from operating activities for the twelve months ended December 31, 2011 was $424 million, an $82 million increase over the same period in 2010. The increase was driven by improved positive cash flow from operations, larger customer prepayments for future satellite services and insurance proceeds relating to our Anik F1 satellite.

Cash Flows used in Investing Activities

Cash used in investing activities for the twelve months ended December 31, 2011 was $251 million. This consisted of cash outflows related to capital expenditures of $356 million for the construction of the Telstar 14R/Estrela do Sul 2, Anik G1, Nimiq 6 satellites, and the Canadian payload on the ViaSat-1 satellite, $18 million on other capital expenditures and $13 million for the assumption of Loral’s 15-year revenue contract with Xplornet Communications Inc. This was offset by cash inflows of $135 million in insurance proceeds related to Telstar 14R/Estrela do Sul 2. We expect to continue to use a significant amount of cash for future capital spending over the coming years with the on-going construction of our satellite fleet.

Cash Flows used in Financing Activities

Cash used in financing activities for the twelve months ended December 31, 2011 was $115 million and related to $109 million in scheduled principal repayments on our Canadian Term Loan Facility (as defined below) and U.S. Term Loan Facility (as defined below), as well as satellite performance incentive payments of $6 million.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flow from operations, in addition to cash on hand and available credit facilities will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.

The construction of Nimiq 6 and Anik G1, as well as any other satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, restricted cash received from insurance proceeds, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of the Credit Facility, reinvest the proceeds in replacement satellites or pay down indebtedness under the Credit Facility. Subject to market conditions and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also obtain additional secured or unsecured financing to fund current or future satellite construction or to distribute to our equity holders. However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund additional replacement and new satellite construction programs.

Debt

Telesat Canada has senior secured credit facilities (the “Credit Facility”) arranged with a syndicate of banks. The Credit Facility is guaranteed by the Company and certain Telesat Canada subsidiaries.

The Credit Facility

The Credit Facility is secured by substantially all of our assets. Under the terms of the Credit Facility, we are required to comply with certain covenants which are usual and customary for highly leveraged transactions, including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions and restrictions on transactions with affiliates. Each tranche of the Credit Facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally 1/4 of 1% of the initial aggregate principal amount.

The Credit Facility consists of several tranches, which are described below.

i — Revolving Facility

The Revolving Facility is a $153 million loan facility with a maturity date of October 31, 2012. Loans under the Revolving Facility currently bear interest at a floating rate plus an applicable margin based upon a leverage pricing grid. The Revolving Facility currently has an unused commitment fee of 25 basis points that is subject to adjustment based upon a leverage pricing grid. As of December 31, 2011, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Canadian Term Loan Facility

The Canadian Term Loan Facility was initially a $200 million loan, with a maturity date of October 31, 2012. As of December 31, 2011, $80 million of the facility was outstanding, which represents the full amount available following the mandatory repayments. The Canadian Term Loan Facility bears interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 275 basis points. The required repayments on the Canadian Term Loan Facility will be $80 million for the year ending December 31, 2012.

iii — U.S. Term Loan Facility

The U.S. Term Loan Facility was initially a U.S. $1.9 billion (or, in Canadian dollars at historical rate, $2.0 billion) loan facility denominated in U.S. dollars with a final maturity date of October 31, 2014. The U.S. Term Loan Facility is made up of two facilities, a U.S. $1.8 billion U.S. Term Loan I Facility and a U.S. $150 million U.S. Term Loan II Facility. As of December 31, 2011, the amounts outstanding, which represent the full amounts available under these facilities were U.S. $1.7 billion ($1.7 billion) and U.S. $144.7 million ($147.8 million) respectively following the mandatory repayments. The U.S. Term Loan Facility bears interest at LIBOR plus an applicable margin of 300 basis points.

The U.S. Term Loan II Facility is a 12 month delayed draw facility for satellite capital expenditures and had an unused commitment fee of ½ the applicable margin which was 150 basis points. The facility was fully drawn at the end of 2011.

In order to hedge our currency risk over the life of the loans, we entered into a cross-currency basis swap to synthetically convert U.S. $1.1 billion of future U.S. dollar denominated payment obligations to

$1.2 billion. This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount. As of December 31, 2011, the balance of this swap was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 382 basis points.

Senior Notes due November 1, 2015

The Senior Notes, in the amount of U.S. $692.8 million, bear interest at an annual rate of 11.0% and are due November 1, 2015. The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.

Senior Subordinated Notes due November 1, 2017

The Senior Subordinated Notes, in the amount of U.S. $217.2 million, bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.

As of December 31, 2011, we were in compliance with the financial covenants of our Credit Facility and the indentures governing our 11% Senior Notes due in 2015 and 12.5% Senior Subordinated Notes due in 2017.

Debt Service Cost

An estimate of the interest expense on the Facilities is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Credit Facility, the Senior Notes and the Senior Subordinated Notes. Our estimated interest expense for the year ended December 31, 2012 is approximately $212 million, assuming that we do not refinance our facilities. Depending on market conditions, we may complete the Refinancing Transaction.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and foreign exchange rates.

In order to hedge our currency risk, we have a currency basis swap to synthetically convert U.S. $1.0 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt. As of December 31, 2011, the fair value of this derivative contract was a liability of $160.4 million (December 31, 2010 — $192.5 million). Any non-cash loss will remain unrealized until this contract is settled. The contract is due October 31, 2014.

At December 31, 2011, the Company had a series of three interest rate swaps to fix interest on $930 million of Canadian dollar denominated debt at a weighted average fixed rate of 3.28%. As of December 31, 2011, the fair value of these derivative contracts was a liability of $53.1 million (December 31, 2010 — $49.4 million). These contracts mature on October 31, 2014.

As required, we use foreign exchange forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments. At December 31, 2011, we did not have any outstanding forward contract. On December 31, 2010, the fair value of our outstanding forward contracts was a liability of $2.6 million. We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to prepayment options included in our Senior Notes and Senior Subordinated Notes. At December 31, 2011, the fair value of these embedded derivatives was an asset of $134.4 million (December 31, 2010 — $72.4 million). The changes in fair value of these embedded derivatives are recorded on our consolidated statement of income as gain or (loss) on changes in fair value of financial instruments and are non-cash. The prepayment options on the Senior Notes and Senior Subordinated Notes will expire on their respective maturity dates of November 1, 2015 and November 1, 2017.

Capital Expenditures

We have entered into contracts for construction and launch of the Nimiq 6 and the Anik G1 satellites. The outstanding commitments as of December 31, 2011 on these contracts are approximately $156 million. These expenditures will be funded from some or all of the following: cash and short-term investments, restricted cash received from insurance proceeds, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility. For the year ended December 31, 2011, the Company had capital expenditures of $386 million as compared to $262 million in the prior year.

Contractual Obligations and Other Commercial Commitments

The following table summarizes the contractual obligations at December 31, 2011 that are due in each of the next five years and after 2016. This table does not include any future satellite expenditures not committed to at year end.

	2012	2013	2014	2015	2016	After 2016	Total
	(in CAD$ millions)
Senior secured credit facilities and notes, excluding interest and amortization of debt issue costs(1)	99.5	19.4	1,829.6	707.6	—	221.8	2,877.9
Interest on long term debt	169.5	167.2	156.4	105.6	27.7	—	626.4
Swaps, including interest	45.9	45.5	37.9	—	—	—	129.3
Operating leases	6.8	6.5	5.8	5.4	4.8	32.6	61.9
Other contractual obligations	21.8	18.3	14.3	7.5	3.4	1.4	66.7
Post-retirement and employment benefit payments(2)	8.5	8.5	8.6	9.0	9.7	58.4	102.7
Commitments for capital expenditures(3)	156.1	—	—	—	—	—	156.1
Deferred satellite performance incentive payments, including interest	15.7	8.4	8.4	8.4	8.5	49.2	98.6
Total	523.8	273.8	2,061.0	843.5	54.1	363.4	4,119.6

(1)	See Note 19 to the Company’s audited consolidated financial statements at December 31, 2011.
(2)	Benefit payments to 2021 only as obligations beyond this date are not quantifiable.
(3)	The commitments for capital expenditures include the construction, launch and insurance of the Anik G1 and Nimiq 6 satellites (see note 27 to the Company’s audited consolidated financial statements at December 31, 2011).

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

Deferred revenues and gains on assets have not been included in the table above because they do not represent future cash payments. See note 17 and 18 of our audited consolidated financial statements.

Market Risk

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets as well as other assets. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

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

Our main currency exposures as at December 31, 2011 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 47% of our revenue, a large portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. dollars for the twelve months ended December 31, 2011. As a result, the volatility of United States currency may expose us to foreign exchange risks. At December 31, 2011, as a result of a weaker Canadian to U.S. dollar spot rate compared to December 31, 2010, we recorded foreign exchange losses of approximately $79 million, prior to any impact of hedging instruments. In 2010, we recorded a gain of $164 million, as the value of the Canadian dollar against the U.S. dollar had strengthened.

As at December 31, 2011, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by approximately $158 million and increased (decreased) other comprehensive loss by approximately $1 million. This analysis assumes that all other variables, in particular, interest rates, remain constant.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable-rate financing. Changes in the interest rates could impact the amount of interest we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.

We use, as required, the following instruments:

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

Fair value of a financial instrument is the amount that willing parties would accept to exchange based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods. As required under IFRS, the fair values also include an adjustment related to the counterparty credit risk.

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

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations. The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at December 31, 2011, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)
(CAD millions, beginning of period)

	2012	2013	2014	2015	2016	Thereafter	Fair Value
							Dec. 31, 2011
Long-term debt (USD denominated):
US Term Loans	1,868.5	1,848.9	1,829.3	—	—	—
Senior and Senior Subordinated Notes	929.4	929.4	929.4	929.4	221.8	221.8
Foreign exchange exposure	2,797.9	2,778.3	2,758.7	929.4	221.8	221.8
Foreign exchange derivatives:
Cross-currency basis swap	(1,033.4)	(1,022.6)	(1,011.8)	—	—	—	(160.4)
Net foreign exchange exposure	1,764.5	1,755.7	1,746.9	929.4	221.8	221.8

Interest Rate Exposure
(CAD millions, beginning of period)

	2012	2013	2014	2015	2016	Thereafter	Fair Value
							Dec. 31, 2011
Long-term debt exposed to variable interest rate*:
CAD denominated (CDOR + spread)	1,255.3	1,163.1	1,150.9	—	—	—
USD denominated (Libor + spread)	835.1	804.7	774.3	—	—	—
Interest rate exposure	2,090.4	1,967.8	1,925.2	—	—	—
Interest rate derivatives:
Variable to fixed (CAD notional)	(930.0)	(930.0)	(930.0)	—	—	—	(53.1)
Weighted average fixed rate (before spread)	3.28%	3.28%	3.28%	—	—	—
Variable to fixed (USD notional)	—	—	—	—	—	—	—
Weighted average fixed rate (before spread)	—	—	—	—	—	—
Total interest rate exposure mitigated	(930.0)	(930.0)	(930.0)	—	—	—
Net interest rate exposure	1,160.4	1,037.8	995.2	—	—	—

*	Net of impact of cross-currency basis swap

Guarantees

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. See note 27 to our audited consolidated financial statements for more information.

Related Party Transactions

As at December 31, 2011 related parties consisted of PSP Investments and Loral, the common shareholders, together with their subsidiaries and affiliates. In addition to the documents related to the Telesat Canada Acquisition, we have also entered into various commercial arrangements with Loral and subsidiaries and affiliates of Loral. These arrangements primarily relate to the sale or use of satellite transponder capacity and consulting services, and are entered into in the form of either service agreements or consulting service agreements. See note 29 to our audited consolidated financial statements.

Non-IFRS Measures

Consolidated EBITDA for Covenant Purposes

Under the terms of our Credit Facility, we are required to comply with certain financial ratio maintenance covenants.

Our Consolidated EBITDA for Covenant Purposes is defined as income (loss) before the deduction of income taxes for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, losses on asset dispositions, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense and consulting fees payable to Loral in mezzanine securities. Additional sums which may be added include collections on sales-type leases, and further adjustments made to revenues which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary and non-recurring gains, non-cash gains, gains on asset sales and gains on sales-type leases, unless collected during the period. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including gains or losses on derivative contracts).

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) operating cash flows determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants in the Credit Facility and the indentures governing the Senior Notes and Senior Subordinated Notes. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenants contained in our Credit Facility could result in the requirement to immediately repay all amounts outstanding, while non-compliance with the debt incurrence ratio contained in the indentures governing the Notes would prohibit us from being able to incur additional indebtedness other than pursuant to specific exceptions. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of income before income taxes, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in our indentures and Credit Facility agreements (our “debt agreements”) and the calculation of the ratio of net debt to Consolidated EBITDA for Covenant Purposes, and interest expense to Consolidated EBITDA for Covenant Purposes as defined in our debt agreements. The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

(in CAD millions)	Year Ended December 31, 2011	Year Ended December 31, 2010 (Note 2)
Income before taxes	289.3	352.2
Impact of unrestricted subsidiary	0.7	0.4
Consolidated earnings for Covenant Purposes	290.0	352.6
Plus:
Interest expense (note 1)	222.7	251.3
Depreciation expense (note 1)	198.5	202.0
Any impairment charge, reversal of impairments, or asset write-off and amortization of intangibles	60.4	(34.5)
Any loss from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	—	11.2
Other	9.9	18.0
Less:
Any income from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	(98.6)	—
Loss (gain) on foreign exchange	78.5	(164.0)
Insurance proceeds, loss (gain) on disposal of assets, interest and other income	(135.0)	(9.3)
Consolidated EBITDA for Covenant Purposes	626.4	627.3
Note 1:	Interest and depreciation expense for covenant purposes exclude certain specific expenses as defined in the agreement and as a result does not reconcile to the financial statement line items.
Note 2:	The 2010 figures include adjustments as a result of the adoption of IFRS.

Consolidated Total Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants. We believe the disclosure of the calculation of Consolidated Total Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes to Debt Financing:

	As at December 31, 2011	As at December 31, 2010
(in $ millions)
U.S. dollar denominated debt
U.S. Term Loan I (USD$)	1,684.8	1,702.4
U.S. Term Loan II (USD$)	144.7	146.2
Senior Notes (USD$)	692.8	692.8
Senior Subordinated Notes (USD$)	217.2	217.2
	2,739.5	2,758.6
Foreign exchange adjustment	58.4	(5.5)
Subtotal (CAD$)	2,797.9	2,753.1
Debt issuance costs	(49.4)	(61.6)
Prepayment options on Notes (Embedded Derivatives)	6.2	7.2
CAD denominated debt
Canadian Term Loan	80.0	170.0
Debt financing	2,834.6	2,868.7

(in CAD $ millions)
Debt financing	2,834.6	2,868.7
Adjustments for Covenant Purposes:
Debt issuance costs	49.4	61.6
Cross currency basis swap adjustment	141.9	167.1
Other	0.2	0.2
Cash (adjusted for unrestricted subsidiaries)	(276.8)	(219.0)
Consolidated Total Debt for Covenant Purposes	2,749.3	2,878.6

Interest Expense for Covenant Purposes

Interest Expense for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Interest Expense for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants. We believe the disclosure of the calculation of Interest Expense for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our consolidated interest expense for covenant purposes to interest expense:

(in CAD millions)	Year ended December 31, 2011	Year ended December 31, 2010 (Note 1)
Interest expense	227.1	256.6
Adjustment for Covenant Purposes:
Capitalized interest	32.0	14.6
Dividends on preferred shares	(9.9)	(12.3)
Amortization of financing costs	(14.2)	(13.5)
Cash interest income	(2.0)	(1.9)
Interest on satellite performance incentive payments	(4.4)	(5.0)
Other	(0.2)	(0.3)
Interest expense for Covenant Purposes	228.4	238.2

Note 1:	The 2010 figures include adjustments as a result of the adoption of IFRS.

As of December 31, 2011, Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for credit agreement purposes, was 4.39:1, which was less than the maximum test ratio of 6.25:1. The Consolidated EBITDA for Covenant Purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.74:1, which was greater than the minimum test ratio of 1.70:1.

Capital Expenditures for Covenant Purposes

Under the terms of our Credit Facility, we are also required to comply with a year-end maximum Permitted Capital Expenditure Amount covenant. Capital Expenditures for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Capital Expenditures for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants. We believe the disclosure of the calculation of Capital Expenditures for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The maximum Permitted Capital Expenditure Amount varies in each fiscal year with the availability of carry forward or carry back unused amounts subject to conditions specified in the Credit Facility. As of December 31, 2011, we were compliant with this covenant test. The following supports our compliance with this covenant as of December 31, 2011:

(in CAD millions)	Year Ended December 31, 2011	Year Ended December 31, 2010
Capital Expenditures:
Satellite Programs	356.2	257.7
Property Additions	17.6	4.0
Capitalized Interest	(32.0)	(14.6)
Capital Lease Payments	—	3.3
Impact of Unrestricted Subsidiary	—	(3.4)
Net Accrued Capital Expenditures	(0.3)	19.7
Total Capital Expenditures for Covenant Purposes	341.5	266.7
Permitted Capital Expenditures for 2010*	—	103.0
Permitted Capital Expenditures for 2011*	148.4	—
Carry-back from future year*	19.8	77.2
less: adjustment for use of carry-back in prior year	(77.2)	(5.0)
Use of US$500M basket for additional satellites	250.5	91.5
Under (Over) Covenant	—	—

*	USD converted at the average Bank of Canada noon rate for the respective year

Critical Accounting Judgments and Estimates

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period. Actual results could differ from these estimates under different assumptions and conditions. We believe the following describes the significant judgments and estimates used in the preparation of our consolidated financial statements for the year ended December 31, 2011.

Critical judgments in applying accounting policies

Revenue recognition

Revenue for fixed priced consulting contracts are recognized using the percentage of completion method. We make judgments when determining the appropriateness of using this method for revenue recognition as this method requires the ability to accurately estimate costs incurred and accurately estimate costs required to complete our contracts.

Uncertain income tax positions

We operate in numerous jurisdictions and are subject to country-specific tax laws. We use significant judgment when determining the worldwide provision for tax and estimate provisions for uncertain tax positions as the amounts expected to be paid based on a qualitative assessment of all relevant factors. In the assessment, we consider risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. We review the provisions at each balance sheet date.

IFRIC 4 — Determining whether an arrangement contains a lease

We assess for each new arrangement whether it contains a lease based on IFRIC 4. The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date or whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. If contracts contain a lease arrangement, the leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Critical accounting estimates and assumptions

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities are measured at fair value. When quoted market values are unavailable for our financial instruments, and in the absence of an active market, we determine fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or we make use of internal/external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is affected significantly by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of gains or losses on changes in fair value recorded to net income could vary.

Impairment of goodwill

Goodwill represented $2.4 billion of our total assets at each of our consolidated balance sheet dates. Determining whether goodwill is impaired requires an estimation of our value. Our value requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represent a significant portion of our total assets. We test intangible assets for impairment annually or more frequently if indicators of impairment exist. The impairment analysis requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis.

The reversal of an impairment loss requires us to re-assess several indicators that led to the impairment. It requires the valuation of the recoverable amount by estimating the future cash flows expected to arise from the cash generating unit or individual asset and the determination of a suitable discount rate in order to calculate its present value. Significant judgment is made in establishing these assumptions.

Employee Benefit

The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates, future pension increases and return on plan assets. Due to the complexity of the valuation, the underlying assumptions, and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

Determination of useful life of satellites and finite life intangible assets

The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported.

Income taxes

We assess the recoverability of deferred tax assets based upon an estimation of our projected taxable income using existing tax laws, and our ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

Accounting Standards

Changes in Accounting Policies

We have prepared the consolidated financial statements in accordance with IFRS and applying IFRS 1. For changes in accounting policies since our December 31, 2010 audited consolidated financial statements, please refer to Note 5 to our consolidated financial statements for the year ended December 31, 2011.

International Financial Reporting Standards

We adopted IFRS, with a transition date of January 1, 2010. This is the Company’s first annual report presented in accordance with IFRS and applying IFRS 1. While the adoption of IFRS did not significantly change the cash flows generated by the Company, it resulted in significant differences in certain matters of recognition, measurement and disclosure in the reported financial position and results of operations of the Company. The impacts of our adoption of IFRS is described in note 5 of our consolidated financial statements for the year ended December 31, 2011.

IFRS 1 provides for certain mandatory exceptions for first time adopters. The mandatory exception for estimates was applicable on the Company and required that the estimates made in the opening IFRS balance sheet reflect conditions existing at the date of the underlying transaction or January 1, 2010, as required by each specific IFRS standard. Hindsight was not used to create or revise estimates. All estimates used in the preparation of the opening balance sheet reflected the facts and circumstances at the date of the underlying transaction or January 1, 2010, as may be the case.

Recent IFRS Accounting Pronouncements

The International Accounting Standards Board (“IASB”) recently issued a number of new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Accounting for post employment benefits

On June 16, 2011, the IASB issued the amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments make changes in eliminating the accounting option to defer the recognition of actuarial gains and losses, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans as well as amendments to disclosure requirements. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit obligation (asset) and remeasurements of the net defined benefit obligation (asset). The revised standard is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IAS 19 on its consolidated financial statements.

Fair value measurement and disclosure requirements

IASB issued IFRS 13, Fair value measurement (“IFRS 13”) on May 12, 2011. IFRS 13 provides guidance on how fair value measurement should be applied whenever its use is already required or permitted by other standards within IFRS. IFRS 13 is effective January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IFRS 13 on its consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

In the following table are listed the names, ages as of December 31, 2011 and positions of the individuals who serve as the directors and senior management of Telesat Holdings and Telesat Canada, along with the date that each individual was elected or appointed:

Name	Age	Title	Date First Elected or Appointed a Director or Member of Senior Management
Directors
Mark H. Rachesky, M.D.(1)	52	Chairman of the Board	October 31, 2007
Michael B. Targoff(2)	67	Director	October 31, 2007
Hank Intven	63	Director	October 31, 2007
Gordon J. Fyfe	53	Director	October 31, 2007
Derek Murphy(1)	54	Director	October 31, 2007
James Pittman(2)	48	Director	October 31, 2007
John P. (Jack) Cashman	71	Director	October 31, 2007
Colin D. Watson(2)	70	Director, Chair of Audit Committee	October 31, 2007
Clare R. Copeland	75	Director	October 31, 2007
V. Peter Harder(1)	59	Director, Chair of Corporate Governance Committee	October 31, 2007
Senior Management
Daniel S. Goldberg	46	President and Chief Executive Officer (Telesat Holdings and Telesat Canada)	October 31, 2007 (Telesat Holdings) September 18, 2006 (Telesat Canada)
Paul D. Bush	53	Vice President, Business Development North America (Telesat Canada)	August 7, 1997
Michel G. Cayouette	53	Chief Financial Officer and Treasurer (Telesat Holdings and Telesat Canada)	September 17, 2008
Christopher S. DiFrancesco	48	Vice President, General Counsel and Secretary (Telesat Holdings and Telesat Canada)	January 5, 2009
Patrick M. Enright	53	Vice President, Network Operations (Telesat Canada)	December 1, 2004
Nigel J. Gibson	44	Vice President, International Sales (Telesat Canada)	June 1, 2009
Michael C. Schwartz	47	Vice President, Marketing and Corporate Development (Telesat Canada)	February 7, 2007
David N. Wendling	49	Vice President, Space and Network Engineering (Telesat Canada)	October 31, 2007

(1)	Member of Compensation and Corporate Governance Committee.
(2)	Member of Audit Committee.

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

Directors

Mark H. Rachesky, M.D. is a co-founder of MHR Fund Management LLC and has been its President since its inception in 1996. He has been non-executive Chairman of the Board of Directors of Loral since March 1, 2006 and is Chairman of the Compensation Committee and a member of the Executive Committee of Loral. Dr. Rachesky is Non-executive Chairman of the Board, Chairman of the Nominating and Corporate Governance Committee and member of the Compensation Committee of Leap Wireless International, Inc. He is also a Non-executive Chairman of the Board and a member of the Strategic Advisory Committee and Compensation Committee of Lions Gate Entertainment Corp., and a Director, and member of the Governance and Nominating Committee and the Compensation Committee of Emisphere Technologies, Inc.

Michael B. Targoff has been Chief Executive Officer of Loral Space & Communications since March 1, 2006, President since January 8, 2008 and Vice Chairman of Loral since November 21, 2005. From 1998 to February 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company. Mr. Targoff serves as a Director, Chairman of the Audit Committee and member of the Compensation Committee and nominating and Corporate Governance Committee of Leap Wireless International, Inc. and is Director and Chairman of the Banking and Finance Committee and the Corporate Governance Committee of ViaSat, Inc.

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

Gordon J. Fyfe was appointed President and CEO of PSP Investments in October 2003. Prior to joining PSP Investments, Mr. Fyfe held the position of President, CDP Capital — World Markets. Before joining CDP Capital, Mr. Fyfe was President and Chief Operating Officer of TAL International, a division of TAL Global Asset Management. He was previously a Vice President at JP Morgan in London, England. Mr. Fyfe is a member of the Board of Directors of Revera Inc. and TimberWest Forest Corp. He also serves as Chair of the Emory Center for Alternative Investments in Atlanta and as Vice Chair of the Pacific Pension Institute (PPI).

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

Colin D. Watson is currently a director of Rogers Communications, Louisiana Pacific Corp. and SL Split Corp. He was President and CEO of Rogers Cablesystems (1979 – 1996), Spar Aerospace (1996 – 1999) and Vector Aerospace (2003 – 2005). He was also Vice Chairman of Spar Aerospace Limited from 2000 to 2002.

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

V. Peter Harder is a Senior Policy Advisor with the law firm Fraser, Milner, Casgrain. He was, until he left the Government of Canada in 2007, its longest serving Deputy Minister. Between 1991 and 2007, he served as the most senior public servant in a number of Canadian government departments, including the Departments of Industry, Foreign Affairs and International Trade. He currently serves on the Boards of IGM Financial, Power Financial Corporation, TimberWest, Northland Power, and Pinetree Capital Limited. He is also a member of the Board of The United Church Foundation and serves as the Chair of the National Arts Centre’s Governance, Nominating, and Ethics Committee. In 2008, he was elected the President of the Canada China Business Council (CCBC).

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

Paul D. Bush joined Telesat Canada in 1980, and since that time he has held a variety of positions in Administration, Engineering and Sales until being appointed Vice President, Corporate Development in 1997, then Vice President, Broadcasting and Corporate Development in 2004, and now Vice President, Business Development North America since 2007. Mr. Bush is a Board member of Society of Satellite Professionals International (SSPI). He holds both a Bachelor of Health Science degree from the University of Ottawa, and a Bachelor of Education degree from Queen’s University in Kingston, Ontario.

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

During the fiscal year ended December 31, 2011, the aggregate fees paid to the other four directors by us was approximately $338,500.

These four independent directors are each paid an annual fee of $75,000 for acting as a director. In addition to the annual fee, the Chair of the Audit Committee is paid $15,000 for acting in such capacity, and the Chair of the Corporate Governance Committee is paid $7,500 for acting in such capacity. For each attendance at a meeting of the board or a board committee, each director who is paid the annual fee is also paid a meeting fee of $1,000 for each meeting attended in person, and a meeting fee of $500 for each meeting attended by telephone, except for telephone meetings of under 30 minutes in duration unless the Chair of the meeting determines that such meeting required significant advance preparation by board or committee members. Directors may be offered a right to elect to participate in one or more compensation plans which may be developed by us, in which case the annual fee of the participating director may be reduced by any value attributed to such right of participation. All directors are entitled to be reimbursed for travel and other expenses properly incurred by them in attending meetings of the board or of any committee of the board.

In addition, the four independent directors were paid a special incentive in 2012 for the assistance that they provided in assessing various strategic alternatives explored by us in 2011. The aggregate amount of the special incentive paid to the four independent directors was $900,000.

The directors of Telesat Holdings are also directors of Telesat Canada and Telesat Interco, and are members of the board of managers of Telesat LLC. They do not receive additional remuneration from us for acting in that capacity.

Senior Management Compensation

The aggregate salary and benefits paid by us to Telesat Canada’s senior management for the year ended December 31, 2011 amounted to approximately $6.7 million. The aggregate salary and benefits paid by us to the five highest-paid officers of Telesat Canada for the fiscal year ended December 31, 2011 was approximately $5.4 million.

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

In addition, the total amounts set aside or accrued by us in 2011 to provide pension, retirement or similar benefits to senior managers of Telesat Canada amounted to approximately $1.2 million.

Directors’ and Senior Management’s Indemnity Payments

We have entered into indemnity agreements with Telesat Canada’s directors and members of senior management that may require us to indemnify them against certain liabilities that may arise by reason of their status or service as our directors or members of senior management. No indemnity payments were made to directors and/or senior management in 2011.

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

Committees of the Board

Our board has an Audit Committee, and a Compensation and Corporate Governance Committee.

Audit Committee.

Our Audit Committee is comprised of Messrs. Pittman, Targoff and Watson. Mr. Watson is the chair of the committee.

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

Compensation and Corporate Governance Committee

Our Compensation and Corporate Governance Committee is comprised of Messrs. Harder, Murphy and Dr. Rachesky. Mr. Harder is the chair of the committee.

The principal duties and responsibilities of our Compensation and Corporate Governance Committee, which are included in our Compensation and Corporate Governance Committee charter, are to assist the board in its oversight of:

•	the compensation, nomination, evaluation and succession of officers and other management personnel;
•	developing and implementing the corporation’s corporate governance guidelines;
•	identifying individuals qualified to become board members;
•	determining the composition of the board of directors and its committees;
•	determining the directors’ remuneration for board and committee service; and
•	overseeing the corporation’s policies concerning business conduct, ethics, and other matters, and if required, public disclosure of material information.

D. Employees.

As of December 31, 2011, Telesat Canada and its subsidiaries had approximately 473 full and part time employees, approximately 2.5% of whom are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. Telesat Canada considers its employee relations to be good.

E. Share ownership.

The following table presents information regarding the ownership of certain classes of shares of Telesat Holdings by our directors and senior management as of December 31, 2011.

Name (Title)	Common	Voting Participating Preferred	Non-Voting Participating Preferred	Director Voting Preferred	Senior Preferred	Percentage of Class
Mark H. Rachesky, M.D.(1)	—	—	—	—	—	—
Michael B. Targoff	—	—	—	—	—	—
Hank Intven	—	—	—	—	—	—
Gordon J. Fyfe	—	—	—	—	—	—
Derek Murphy	—	—	—	—	—	—
James Pittman	—	—	—	—	—	—
John P. (Jack) Cashman	—	—	—	820	—	82%
Colin D. Watson	—	—	—	180	—	18%
Clare R. Copeland	—	—	—	—	—	—
V. Peter Harder	—	—	—	—	—	—
Daniel S. Goldberg	—	—	—	—	—	—
Paul D. Bush	—	—	—	—	—	—
Michel G. Cayouette	—	—	—	—	—	—
Christopher S. DiFrancesco	—	—	—	—	—	—
Patrick M. Enright	—	—	—	—	—	—
Nigel J. Gibson	—	—	—	—	—	—
Michael C. Schwartz	—	—	—	—	—	—
David N. Wendling	—	—	—	—	—	—

(1)	Various funds affiliated with MHR Fund Capital Management (“MHR”) hold, as of December 31, 2011, approximately 38.6% of Loral’s outstanding voting common stock and 57.7% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

Telesat Holdings Stock Options

On September 19, 2008, Telesat Holdings adopted a stock incentive plan for certain of our key employees. The plan provides for the grant of up to 8,824,646 options to purchase non-voting participating preferred shares of Telesat Holdings, convertible into common shares of Telesat Holdings.

Two different types of stock options may be granted under the plan: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five year period by 20% increments on each October 31st starting in 2008. The vesting amount is prorated for optionees whose employment with us started after October 31, 2007. The performance-vesting options become vested and exercisable over a five year period starting March 31, 2009, provided that Telesat Holdings has achieved or exceeded an annual or cumulative target consolidated EBITDA established by the board of directors.

The exercise period of the share options expires ten years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the board of directors on the grant date, and the fair market value of a non-voting participating preferred share on the grant date. As at December 31, 2011, the weighted-average remaining life of these outstanding options was seven years, and the exercise price of the outstanding options granted to Telesat’s senior management was $11.07 per share.

The following table sets forth, as of December 31, 2011, the share options granted to Telesat Canada’s senior management.

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

The following table sets forth the ownership of shareholders that are the beneficial owners of 5% or more of each class of shares of Telesat Holdings as of December 31, 2011.

Name (Title)	Common (C)	Voting Participating Preferred (VPP)	Non-Voting Participating Preferred (NPP)	Director Voting Preferred (DVP)	Senior Preferred(3) (SP)	Percentage of Class
Red Isle Private Investments Inc.(1)	35,172,218	7,034,444	—	—	141,435	C: 47.4%
						VPP: 100%
						SP: 100%
Loral Holdings Corporation(1)(2)	39,080,242	—	35,953,824	—	—	C: 52.6%
						NPP: 100%
John P. (Jack) Cashman	—	—	—	820	—	DVP: 82%
Colin D. Watson	—	—	—	180	—	DVP: 18%

(1)	Each of Red Isle’s and Loral’s economic and voting interests on a combined basis taking into account the number and classes of shares owned by each of them are described below.
(2)	Various funds affiliated with MHR hold, as of December 31, 2011, approximately 38.6% of Loral’s outstanding voting common stock and 57.7% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.
(3)	In conjunction with the Refinancing Transaction, were it to occur, PSP's Senior Preferred Shares may be redeemed in exchange for a subordinated promissory note (the “Note”), at least 50% of which is due within two years of the date of the transaction and the remainder, if any, no later than four years from the date of the transaction. The amount of the Note will be equal to the liquidation value of the Senior Preferred Shares, $141 million, plus accrued dividends on the date of the transaction. As at December 31, 2011, this amount totaled $143 million. Interest on the Note would be paid annually at the rate of 9.75%, such rate being subject to adjustment after two years.

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

Loral is a Delaware corporation and, together with its subsidiaries, is a leading satellite communications company with substantial activities in satellite manufacturing and investments in satellite-based communication services. Loral owns through a subsidiary 64% of the economic interest of Telesat Holdings and a 33 1/3% voting interest on all matters. Loral’s principal offices are located at 600 Third Avenue, New York, New York 10016. Loral’s registered office in the State of Delaware is located at 1209 Orange Street, Wilmington County of New Castle, Delaware 19801. Various funds affiliated with MHR hold, as of December 31, 2011, approximately 38.6% of Loral’s outstanding voting common stock and 57.7% of Loral’s total outstanding voting and non-voting common stock. Mark H. Rachesky, M.D., chairman of our board of directors and non-executive chairman of the board of directors of Loral, is the co-founder and president of MHR.

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

Transfer Orbit Services and In-Orbit Testing Agreements

As of December 31, 2011, Telesat Canada had contracts with SS/L for the provision by Telesat Canada of certain transfer orbit services for non-Telesat satellites. In 2011, revenue earned for services provided to SS/L under those contracts was approximately U.S.$0.1 million.

Satellite Construction Contracts

As of December 31, 2011, Telesat Canada had contracts with SS/L for the construction of the Nimiq 6 and Anik G1 satellites and related services. In 2011, we incurred costs of approximately U.S.$109.3 million under those contracts. We also incurred costs of U.S.$19.5 million in 2011 for the construction of Telstar 14R/Estrela do Sul 2 which was launched in May 2011.

Our Nimiq 5, Telstar 11N, Telstar 12, Telstar 14/Estrela do Sul, and Telstar 14R/Estrela do Sul 2 satellites were constructed pursuant to satellite construction contracts entered into with SS/L. Subject to the terms of the applicable construction contract, SS/L may be required to refund certain payments to us if a satellite experiences losses or anomalies, or we may be required to make additional payments to SS/L if a satellite exceeds specified performance objectives. In 2011, we incurred costs of approximately US$1.8 million pursuant to those terms and contracts.

New Satellite Construction Agreement

SS/L and Telesat Canada entered into a contract dated September 15, 2011 for the procurement of a new satellite (the “Satellite Agreement”). Pursuant to the terms of the Satellite Agreement, SS/L will provide to Telesat a communications satellite equipped with a final payload design yet to be determined.

This contract was entered into by Telesat Canada in the normal course of its operations and contains terms, conditions, representations, warranties and covenants that are customary for the procurement of a satellite. As part of the contract, Loral, as parent of SS/L, was required to guarantee to Telesat Canada the due and punctual payment and performance of SS/L’s obligations under the contract.

No payments were made under this agreement in 2011.

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

Those agreements were subsequently assigned to Telesat Canada. XTAR and Telesat Canada have agreed to defer payment of certain amounts due for services provided under the foregoing agreements for the period through and including March 31, 2008. As of December 31, 2011, the deferred amount due to Telesat Canada was approximately U.S.$1.25 million. In addition, revenue earned for services provided in 2011 was approximately U.S.$1.0 million. Until such time as XTAR shall have the financial ability to meet its obligations under these agreements consistent with its other financial obligations, the deferred amount shall be paid by XTAR to Telesat Canada from a portion of XTAR’s excess cash balance, according to an agreed allocation formula.

Apstar V Agreement

In connection with the transactions between Loral Skynet and APT Satellite Company Limited relating to Telstar 18, Loral Skynet and SS/L entered into the Apstar V Agreement dated as of June 30, 2003. This agreement has been substantially performed by the parties. However, to the extent that Telstar 18 were to experience certain losses or anomalies in the future, Loral Skynet would be entitled to receive a refund of certain orbital incentive payments previously made by it to SS/L thereunder. These agreements have been assigned to Telesat Canada. No refunds were received under this agreement in 2011.

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

In 2011, revenue earned under this agreement was approximately U.S.$1.8 million.

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

On January 11, 2008, Loral and ViaSat entered into a Beam Sharing Agreement (the “Beam Sharing Agreement”) that provides for, among other things, (i) the purchase by Loral of a portion of the Satellite payload providing coverage into Canada (the “Canadian Payload”) and (ii) payment by Loral of 15% of the actual costs of launch and associated services, launch insurance and telemetry, tracking and control services for the Satellite.

On January 11, 2008, Loral and Telesat Canada entered into an Option Agreement (the “Option Agreement”). The Option Agreement gave Telesat Canada the option to cause Loral to assign to Telesat Canada its rights and obligations with respect to the Canadian Payload and all of Loral’s rights and obligations under the Beam Sharing Agreement upon certain payments by Telesat Canada to Loral. Pursuant to the Option Agreement, Telesat Canada’s option had to be exercised on or before October 31, 2009 (the “Expiration Date”) in order to be effective. In consideration for the grant of the option, Telesat Canada (i) agreed in a Cooperation Agreement, dated as of January 11, 2008, with Loral and ViaSat (the “Cooperation Agreement”), to relinquish certain rights it has to the 115 degree W.L. orbital position (the “Orbital Slot”) so as to make those rights available to ViaSat pursuant to a license (the “ViaSat License”) to be granted by Mansat Limited (“Mansat”) to ViaSat; and (ii) agreed to provide tracking, telemetry and control services to ViaSat for the Satellite and to pay to Loral all of the recurring fees it receives for providing such services. Telesat Canada agreed that if it did not exercise its option on or prior to the Expiration Date, then it would, at Loral’s request, transfer to Loral its remaining rights from Mansat with respect to the Orbital Slot, and assign to Loral its related rights and obligations under the Cooperation Agreement. Telesat Canada did not exercise the option under the Option Agreement and, consequently, it expired.

On December 31, 2009, Loral entered into a Satellite Capacity and Gateway Service Agreement (the “Xplornet Agreement”) with Barrett Xplore Inc. (which subsequently changed its name to Xplornet Communications Inc. (“Xplornet”)) to provide satellite capacity and gateway service for broadband services in Canada. Under the Xplornet Agreement, Xplornet will make use of 100% of the Ka-band Canadian Payload for 15 years and will receive gateway service to provide Internet broadband services via satellite to customers located in Canada.

In January 2010, Telesat Canada entered into a Consulting Services Agreement with Loral (“Consulting Services Agreement”) for Telesat Canada to provide services related to gateway construction, regulatory and licensing support and preparation for satellite traffic operations for the Canadian Payload. Payments under the agreement are on a time and materials basis. In 2011, no payments were received under this agreement.

In February 2010, a subsidiary of Loral entered into a contract with ViaSat for the procurement of certain RF equipment and services to be integrated into the gateways constructed and owned by Loral to enable commercial service using the Canadian Payload (“RF Equipment and Services Agreement”).

In September 2010, Telesat Canada entered into an agreement to provide a subsidiary of Loral with project management, engineering and integration services for three gateway sites including engineering and installation of the civil works, design and integration of the shelters and associated shelter infrastructure and monitoring the delivery and installation of equipment (“Service Agreement”). In 2011, revenue earned under this agreement was approximately $320,000.

On March 1, 2011, Telesat Canada and one of its subsidiaries (“Telesat”) entered into agreements (the “Assignment and Assumption Agreements”) with Loral Space & Communications Inc. and one of its subsidiaries (“Loral”) pursuant to which Loral assigned to Telesat and Telesat assumed from Loral all of Loral’s rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, and all related agreements. Under the Assignment and Assumption Agreements, Loral received from Telesat approximately US$13 million and was reimbursed approximately US$48.2 million of net costs incurred through closing of the sale, including under the Consulting Services Agreement and the Service Agreement which were terminated. Also, if Telesat obtains any non-geostationary capacity on the payload, Loral will be entitled to receive one-half of any net revenue actually earned by Telesat in connection with the leasing of such supplemental capacity to its customers during the first four years after the commencement of service using the supplemental capacity. In connection with the sale, Loral also assigned to Telesat the Xplornet Agreement.

Loral Nominee Director

McCarthy Tétrault LLP has acted as Canadian counsel to Loral, Telesat Interco and Telesat Holdings in connection with the Telesat Canada acquisition, and as Canadian counsel to Telesat Canada in respect of the offering of the notes, the exchange offer and other matters, and may act for Telesat Canada, Telesat Interco and Telesat Holdings on other matters in the future. Mr. Hank Intven, a partner of McCarthy Tétrault LLP, is a director of Telesat Canada, Telesat Interco and Telesat Holdings. See “Item 6.A. Directors, Senior Management and Employees” for additional information. In 2011, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately $155,000.

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Canada, is a partner in the law firm Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Canada and its subsidiaries. In 2011, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately U.S.$217,000.

Fraser Milner Casgrain LLP

Fraser Milner Casgrain LLP has acted and continues to act as counsel to Telesat Canada. V. Peter Harder is a Senior Policy Advisor with Fraser, Milner Casgrain. In 2011, the aggregate amount of expenses incurred by Telesat Canada and its subsidiaries for services received was approximately $34,000.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

See our Consolidated Financial Statements beginning at page F-1.

Legal Proceedings

We frequently participate in proceedings before national telecommunications regulatory authorities. See “— Government Regulation.” In addition, we may also become involved from time to time in other legal proceedings arising in the normal course of our business.

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite and reduced its operational life. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. In November 2006, Telesat Canada commenced arbitration proceedings against Boeing, alleging that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. Telesat’s claim seeks approximately $331 million plus costs and post-award interest, a portion of which was in respect of the subrogated rights of its insurers. Boeing has responded by alleging that Telesat Canada failed to obtain what it asserts to be contractually required waivers of subrogation rights such that, if Telesat Canada is successful in obtaining an award which includes an amount in respect of the subrogated rights of the insurers, Boeing is entitled to off-setting damages in that amount, which is approximately $176 million. Boeing also asserts that Telesat Canada owes Boeing performance incentive payments pursuant to the terms of the satellite construction contract in the amount of approximately U.S.$5.5 million plus interest. The arbitration hearing is scheduled to commence in November 2012. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claims and defend its position that no liability is owed Boeing in connection with the dispute and that, in the circumstances of this case, it was not contractually required to obtain waivers of the subrogation rights at issue.

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

During 2011, Telesat paid a total of $10.3 million in dividends on the senior preferred shares. In future, dividends will be declared and paid subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

In conjunction with the Refinancing Transaction, were it to occur, PSP's Senior Preferred Shares may be redeemed in exchange for a subordinated promissory note (the “Note”), at least 50% of which is due within two years of the date of the transaction and the remainder, if any, no later than four years from the date of the transaction. The amount of the Note will be equal to the liquidation value of the Senior Preferred Shares, $141 million, plus accrued dividends on the date of the transaction. As at December 31, 2011, this amount totaled $143 million. Interest on the Note would be paid annually at the rate of 9.75%, such rate being subject to adjustment after two years.

Common Shares

In 2011, no dividends on the common shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

Voting Participating Preferred Shares

In 2011, no dividends on the voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

Non-Voting Participating Preferred Shares

In 2011, no dividends on the non-voting participating preferred shares were declared. Dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

Director Voting Preferred Shares

The holders of director voting preferred shares, of which 1,000 have been issued and paid for, are entitled to receive annual dividends of $10 per share. In 2011, $10,000 in dividends on the director voting preferred shares were declared and paid. In future, dividends will be declared subject to the requirements of the CBCA, and paid as permitted by the senior secured facilities and the indentures governing the notes.

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

As a commercial law matter, there are two issuers of the notes, Telesat Canada, a Canadian corporation, and Telesat LLC, a Delaware limited liability company. Because Telesat LLC is a disregarded entity wholly owned by Telesat Canada for United States. federal income tax purposes, Telesat Canada should be treated as the sole issuer of the notes for United States federal income tax purposes.

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

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes:  Upon the sale, exchange, redemption or other taxable disposition of a note, a United States holder generally will recognize United States source capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange, redemption or other taxable disposition (not including any amount allocable to accrued and unpaid interest, which will be treated as ordinary income to the extent not previously included in gross income) and (ii) the holder’s adjusted tax basis in the note. The amount realized will be equal to the sum of the amount of cash and the fair market value of any property received on the disposition of the note. A United States holder’s adjusted tax basis in a note generally will equal the holder’s purchase price for the note. The capital gain or loss will be long-term capital gain or loss if the United States holder’s holding period for the note exceeds one year on the date of disposition. Long-term capital gains of non-corporate United States holders (including individuals) generally are eligible for reduced rates of United States federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding:  Information reporting to the IRS may apply with respect to certain payments to non-corporate United States holders of principal, premium, if any, and interest on a note and payments to such United States holders of the proceeds of the sale or other disposition of a Note. Backup withholding may apply to these payments if the United States holder fails to furnish a taxpayer identification number to the payer or establish an exemption from backup withholding or the United States holder fails to report in full interest income or to make certain certifications. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS. Certain United States holders (including, among others, corporations) generally are exempt from backup withholding.

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

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of certain Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of the senior notes and senior subordinated notes of Telesat Canada (each a “Note”, and together the “Notes”) by an investor who acquired as a beneficial owner a Note at the time of its issuance in June 2008 and for the purposes of the application of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, is the beneficial owner of the Note, deals at arm’s length, and is not affiliated with Telesat Canada, Telesat Interco or any of their affiliates and who, for purposes of the Tax Act, is not resident and is not deemed to be resident in Canada, who deals at arm’s length with any person resident in Canada to whom the investor disposes of the Note and who holds the Note as capital property and does not use or hold and is not deemed to use or hold the Note in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2011, Telesat conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat’s disclosure controls and procedures were effective as of December 31, 2011 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2011.

This annual report does not include an attestation report of Telesat’s registered public accounting firm regarding internal control over financial reporting. Management’s report on internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to the exemption for public companies whose public market capitalization is less than US$75 million in the Dodd-Frank Act signed on July 21, 2010.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there have been no changes in Telesat’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Audit Committee is composed of Messrs. Watson, Targoff and Pittman. Telesat Canada’s board of directors has determined that Mr. Watson is an “audit committee financial expert”. Based upon the listing standards of the Nasdaq, we believe that Mr. Watson is, and Messrs. Targoff and Pittman are not, considered independent as that term is defined in the Nasdaq listing standards.

Item 16B. Code of Ethics

Telesat Canada has adopted a written code of ethics that applies to all of its employees. A copy of the Code of Business Conduct is available, free of charge, on Telesat Canada’s website located at www.telesat.com. If any amendments are made to this Code of Business Conduct other than technical, administrative, or other non-substantive amendments, or if any waivers, including implicit waivers, from a provision of this Code of Business Conduct are granted to Telesat Canada’s Chief Executive Officer, Chief Financial Officer or other finance executives, Telesat Canada will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 6-K or other similar form filed with the SEC. There were no amendments to, or waivers of, the Code of Business Conduct during our fiscal year ended December 31, 2011.

Item 16C. Principal Accountant Fees and Services

Deloitte & Touche LLP (“Deloitte”) acted as the principal Independent Registered Chartered Accountants for Telesat Holdings for the years ended December 31, 2011 and December 31, 2010. Set forth below is a breakdown of fees for services rendered in 2011 and 2010.

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In CAD $ Thousands)
Audit fees	801	830
Audit-related fees	180	107
Tax fees	251	27
All other fees	170	126
Total	1,402	1,090

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

Audit Fees

Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements, for Telesat Holdings’ annual financial statements for the years ended December 31, 2011 and 2010 and for the reviews of our quarterly financial statements. The audit fees also include fees for the audit of subsidiaries and other miscellaneous audits.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit of the annual statements and are not reported under “Audit Fees” above. For 2010 and 2011 these fees relate mainly to assistance provided with respect to the IFRS conversion.

Tax Fees

The 2011 and 2010 tax fees include amounts related to our European subsidiaries. In addition, the 2011 tax fees also include SR&ED services.

All Other Fees

For 2010, the amounts included in Other relate to assistance provided with respect to Sarbanes-Oxley compliance project. In 2011, the amounts included in Other relate to accounting advisory work provided in connection with potential strategic alternatives as well as IFRS assistance.

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

PART III

Item 17. Financial Statements

See our Consolidated Financial Statements beginning at page F-1.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit No.	Description
1.1	Certificate and Articles of Amalgamation of Telesat Canada, dated as of October 31, 2007(7)
1.2	Telesat Canada Unanimous Shareholder Declaration, dated as of October 31, 2007, by and between Telesat Canada and Telesat Interco Inc.(7)
1.3	By-Law No. 1 of Telesat Canada, dated as of October 31, 2007(7)
1.4	Certificate of Formation, dated September 7, 2007, and Certificate of Amendment to Certificate of Formation, dated October 12, 2007, of Telesat LLC(7)
1.5	Limited Liability Company Agreement of Telesat LLC, dated October 31, 2007(7)
1.6	Articles of Incorporation of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(4)
1.7	By-Law No. 1 of Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(4)
2.1	Indenture, dated as of June 30, 2008, among Telesat Holdings Inc., Telesat Canada, Telesat Interco Inc., Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and The Bank of New York, as Trustee in respect of the 11.0% Senior Notes Due 2015(7)
2.2	First Supplemental Indenture, dated as of March 5, 2009, among Infosat Communications LP, Infosat Communications GP Inc., Telesat Canada, Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and the Bank of New York Mellon (formerly The Bank of New York), as Trustee in respect of the 11.0% Senior Notes Due 2015(7)
2.3	Indenture, dated as of June 30, 2008, among Telesat Holdings Inc., Telesat Canada, Telesat Interco Inc., Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and The Bank of New York, as Trustee in respect of the 12.5% Senior Subordinated Notes Due 2017(7)
2.4	First Supplemental Indenture, dated as of March 5, 2009, among Infosat Communications LP, Infosat Communications GP Inc., Telesat Canada, Telesat LLC, and certain direct and indirect subsidiaries of Telesat Holdings Inc., and the Bank of New York Mellon (formerly The Bank of New York), as Trustee in respect of the 12.5% Senior Subordinated Notes Due 2017(7)
4.1	Ancillary Agreement, dated as of August 7, 2007, by and among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, 4363205 Canada Inc. and 4363230 Canada Inc.(2)
4.2	Adjustment Agreement, dated as of October 29, 2007, between Telesat Interco Inc. (formerly 4363213 Canada Inc.), BCE Inc, and Telesat Canada(4)
4.3	Omnibus Agreement, dated as of October 30, 2007, by and among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, Red Isle Private Investments Inc. and Telesat Holdings Inc. (formerly 4363205 Canada Inc.)(4)
4.4	Shareholders Agreement, dated as of October 31, 2007, between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc, (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and MHR Fund Management LLC(4)

Exhibit No.	Description
4.5	Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat Canada(4)
4.6	Form of Indemnity Agreement by and among Loral Space & Communications Inc., Telesat Canada, Telesat Holdings Inc., Telesat Interco Inc. and Officers and Directors(7)
4.7	Option Agreement, dated as of January 11, 2008, by and between Loral Space & Communications Inc. and Telesat Canada(5)
4.8	Grant Agreement, dated as of May 20, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Daniel Goldberg(9)
4.9	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michael C. Schwartz(9)
4.10	Grant Agreement, dated as of May 31, 2011, by and among Telesat Holdings Inc., Telesat Canada, Loral Space & Communications Inc, the Public Sector Pension Investment Board, 4440480 Canada Inc. and Michel G. Cayouette(9)
4.11	Credit Agreement, dated as of October 31, 2007, among Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Holdings Inc. (formerly 4363205 Canada Inc.), 4363230 Canada Inc., Telesat LLC, certain subsidiaries of Telesat Holdings Inc., as guarantors, the lenders party thereto from time to time, Morgan Stanley Senior Funding, Inc., as administrative agent, and Morgan Stanley & Co. Incorporated, as collateral agent for the lenders, UBS Securities LLC, as syndication agent, JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, as issuing bank, and Citibank, N.A., Canadian Branch or any of its lending affiliates, as co-documentation agents, and Morgan Stanley & Co. Incorporated, UBS Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book running managers(4)
4.12	Amendment No. 1 to the Credit Agreement, dated as of January 28, 2009, among Telesat Holdings Inc., Telesat Interco Inc., 4363230 Canada Inc., Telesat LLC, certain subsidiaries of Telesat Holdings Inc., as guarantors, the lenders party thereto from time to time, Morgan Stanley Senior Funding Inc., as administrative agent, Morgan Stanley & Co. Incorporated, as collateral agent, UBS Securities LLC, as syndication agent, Morgan Stanley Senior Funding, Nova Scotia, as swingline lender, The Bank of Nova Scotia, as issuing bank, and Morgan Stanley & Co. Incorporated, UBS Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book running managers, and JPMorgan Chase Bank, N.A., The Bank of Nova Scotia and Citibank, N.A., Canadian Branch, as co-documentation agents(7)
4.13	Letter Agreement dated March 28, 2008 among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, Red Isle Private Investment Inc. and Telesat Holdings Inc.(6)
4.14	Letter Agreement among Loral Space & Communications Inc., Loral Skynet Corporation, Public Sector Pension Investment Board, 4363205 Canada Inc. and 4363213 Canada Inc. dated December 14, 2006(1)
4.15	Share Purchase Agreement among 4363213 Canada Inc., BCE Inc. and Telesat Canada dated December 16, 2006(1)
4.16	Letter Agreement among Loral Space & Communications Inc., Public Sector Pension Investment Board and BCE Inc. dated December 16, 2006(1)
4.17	Asset Transfer Agreement, dated as of August 7, 2007 by and among 4363205 Canada Inc., Loral Skynet Corporation and Loral Space & Communications Inc.(2)
4.18	Amendment No. 1 to Asset Transfer Agreement, dated as of September 24, 2007, by and among 4363205 Canada Inc., Loral Skynet Corporation and Loral Space & Communications Inc.(3)
4.19	Asset Purchase Agreement, dated as of August 7, 2007, by and among Loral Skynet Corporation, Skynet Satellite Corporation and Loral Space & Communications Inc.(2)

Exhibit No.	Description
4.20	Space Segment Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.(8)
4.21	Gateway Facilities Assignment and Assumption Agreement, dated as of March 1, 2011, by and among Telesat Canada, Loral Space & Communications Inc. and Loral Canadian Gateway Corporation(8)
4.22	Barrett Assignment Agreement, dated as of March 1, 2011, by and among Telesat IOM Limited and Loral Space & Communications Inc.(8)
7.1*	Computation of Earnings to Fixed Charges
8.1*	List of Subsidiaries
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer

(1)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on December 21, 2006.
(2)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on August 9, 2007.
(3)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on September 27, 2007.
(4)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on November 2, 2007.
(5)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on January 16, 2008.
(6)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on March 31, 2008.
(7)	Incorporated by reference from the Form F-4 of Telesat Canada filed on June 5, 2009.
(8)	Incorporated by reference from the Annual Report on Form 20-F of Telesat Canada filed on March 3, 2011.
(9)	Incorporated by reference from the Current Report on Form 8-K of Loral Space & Communications Inc. filed on June 13, 2011.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELESAT CANADA
/s/ Daniel S. Goldberg Name: Daniel S. Goldberg Title: President and Chief Executive Officer

Date: February 22, 2012

Telesat Holdings Inc.

Index To Consolidated Financial Statements

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Telesat Holdings Inc.

We have audited the accompanying consolidated financial statements of Telesat Holdings Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income, statements of comprehensive income, statements of changes in shareholders' equity and statements of cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Telesat Holdings Inc. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
February 21, 2012
Toronto, Canada

Telesat Holdings Inc.

Consolidated Statements of Income
For the year ended December 31

(in thousands of Canadian dollars)	Notes	2011	2010
			(Note 5)
Revenue	6	808,361	821,361
Operating expenses	7	(187,765)	(206,464)
		620,596	614,897
Depreciation	14	(198,626)	(202,183)
Amortization		(41,021)	(45,468)
Other operating gains, net	8	114,068	83,018
Operating income		495,017	450,264
Interest expense	9	(227,051)	(256,582)
Interest and other income		1,554	5,752
Gain (loss) on changes in fair value of financial instruments		98,585	(11,168)
(Loss) gain on foreign exchange		(78,844)	163,966
Income before tax		289,261	352,232
Tax expense	10	(51,986)	(66,131)
Net income		237,275	286,101

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Comprehensive Income
For the year ended December 31

(in thousands of Canadian dollars)	Notes	2011	2010
			(Note 5)
Net income		237,275	286,101
Other comprehensive loss:
Foreign currency translation adjustments, net of tax		(3,541)	(1,692)
Actuarial losses on defined benefit plans, net of tax	25	(31,077)	(9,450)
Other comprehensive loss		(34,618)	(11,142)
Total comprehensive income		202,657	274,959

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Changes in Shareholders’ Equity
Year ended December 31

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings (deficit)	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance at January 1, 2010	5	756,414	541,764	1,298,178	(112,817)	19,906	—	19,906	1,205,267
Net income for the year					286,101				286,101
Dividends declared on preferred shares					(30)				(30)
Other comprehensive loss, net of tax of $3,357					(9,450)		(1,692)	(1,692)	(11,142)
Share based payments	24					4,667		4,667	4,667
Balance at December 31, 2010	5	756,414	541,764	1,298,178	163,804	24,573	(1,692)	22,881	1,484,863
Balance at January 1, 2011	5	756,414	541,764	1,298,178	163,804	24,573	(1,692)	22,881	1,484,863
Net income for the year					237,275				237,275
Dividends declared on preferred shares					(10)				(10)
Other comprehensive loss, net of tax of $10,486					(31,077)		(3,541)	(3,541)	(34,618)
Share based payments	24					2,654		2,654	2,654
Balance at December 31, 2011		756,414	541,764	1,298,178	369,992	27,227	(5,233)	21,994	1,690,164

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2011	December 31, 2010	January 1, 2010
			(Note 5)	(Note 5)
Assets
Cash and cash equivalents	26	277,962	220,295	154,189
Trade and other receivables	11	46,789	44,083	70,200
Other current financial assets	23	7,010	6,944	7,317
Prepaid expenses and other current assets	12	22,126	20,937	23,001
Total current assets		353,887	292,259	254,707
Satellites, property and other equipment	6, 14	2,151,915	1,978,789	1,898,898
Other long-term financial assets	23	142,408	78,631	21,733
Other long-term assets	13	5,536	12,027	19,031
Intangible assets	6, 15	896,078	945,547	925,921
Goodwill	16	2,446,603	2,446,603	2,446,603
Total assets		5,996,427	5,753,856	5,566,893
Liabilities
Trade and other payables		45,156	49,974	43,413
Other current financial liabilities		82,988	104,082	102,124
Other current liabilities	17	67,877	62,645	72,121
Current indebtedness	19	86,495	96,848	23,602
Total current liabilities		282,516	313,549	241,260
Long-term indebtedness	19	2,748,131	2,771,802	3,021,820
Deferred tax liabilities	10	451,896	414,717	353,637
Other long-term financial liabilities		259,783	265,629	239,825
Other long-term liabilities	18	422,502	361,861	363,649
Senior preferred shares	20	141,435	141,435	141,435
Total liabilities		4,306,263	4,268,993	4,361,626
Shareholders’ Equity
Share capital	21	1,298,178	1,298,178	1,298,178
Accumulated earnings (deficit)		369,992	163,804	(112,817)
Reserves		21,994	22,881	19,906
Total shareholders’ equity		1,690,164	1,484,863	1,205,267
Total liabilities and shareholders’ equity		5,996,427	5,753,856	5,566,893

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Consolidated Statements of Cash Flows
For the year ended December 31

(in thousands of Canadian dollars)	Notes	2011	2010
			(Note 5)
Cash flows from operating activities
Net income		237,275	286,101
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation		239,647	247,651
Deferred tax expense	10	51,854	63,852
Unrealized foreign exchange loss (gain)		67,706	(170,016)
Unrealized loss (gain) on derivatives	23	(87,914)	13,955
Dividends on senior preferred shares	20	1,650	2,075
Share-based compensation	24	2,654	4,667
Loss (gain) on disposal of assets	8	1,483	(3,826)
Impairment loss on intangible assets	8	19,468	—
Reversal of impairment loss on satellites, property and other equipment	8	—	(7,923)
Reversal of impairment loss on intangible assets	8	—	(71,269)
Insurance proceeds	8	(135,019)	—
Other		(30,801)	(24,930)
Customer prepayments on future satellite services		57,768	30,982
Insurance proceeds		11,228	—
Operating assets and liabilities	26	(13,113)	(29,815)
Net cash from operating activities		423,886	341,504
Cash flows used in investing activities
Satellite programs		(356,199)	(257,725)
Purchase of other property and equipment		(17,566)	(3,966)
Purchase of intangible assets	29	(12,618)	—
Insurance proceeds	8	135,019	—
Proceeds from sale of assets		148	26,926
Net cash used in investing activities		(251,216)	(234,765)
Cash flows used in financing activities
Repayment of indebtedness	19	(108,741)	(34,946)
Dividends paid on preferred shares		(10)	(30)
Satellite performance incentive payments		(5,928)	(5,099)
Net cash used in financing activities		(114,679)	(40,075)
Effect of changes in exchange rates on cash and cash equivalents		(324)	(558)
Increase in cash and cash equivalents		57,667	66,106
Cash and cash equivalents, beginning of year		220,295	154,189
Cash and cash equivalents, end of year	26	277,962	220,295
Supplemental disclosure of cash flow information
Interest received		2,121	2,404
Interest paid		242,905	279,053
Income taxes paid		2,329	3,391

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a global fixed satellite services operator providing secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The Company has a fleet of 12 satellites plus the Canadian Ka-band payload on ViaSat-1 with two more satellites under construction. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered at 1601 Telesat Court, Ottawa, Ontario, Canada, KIB 5P4 with offices and facilities around the world.

On October 31, 2007, Canada’s Public Sector Pension Investment Board (“PSP Investments”) and Loral Space & Communications Inc. (“Loral”), through a newly formed entity called Telesat Holdings Inc. completed the acquisition of Telesat Canada from BCE Inc. Loral and PSP Investments indirectly hold an economic interest in Telesat of 64% and 36%, respectively. Loral indirectly holds a voting interest of 33 1/3% on all matters including the election of directors. PSP Investments indirectly holds a voting interest of 66 2/3% on all matters except for the election of directors, and a 30% voting interest for the election of directors. The remaining voting interest of 36 2/3% for the election of directors is held by shareholders of the Company’s director voting preferred shares.

2. BASIS OF PRESENTATION

Statement of Compliance

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company, as a first-time adopter of IFRS, has followed the requirements of IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The first date on which IFRS was applied was January 1, 2010. The accounting policies described in note 3 were consistently applied to all the periods presented.

Approval of Financial Statements

These financial statements were approved by the Company’s Board of Directors and authorized for issue on February 21, 2012.

Transition to International Financial Reporting Standards (“IFRS”)

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some areas from IFRS. In preparing these consolidated financial statements, the Company has amended certain accounting and measurement methods previously applied in the Canadian GAAP financial statements to comply with IFRS. Note 5 of these consolidated financial statements contains reconciliations and descriptions of the impact of the transition from Canadian GAAP to IFRS on equity, income and comprehensive income as at December 31, 2010. Note 5 also has the January 1, 2010 reconciliation of shareholders’ equity. In addition the note discloses the reconciliation for the consolidated statement of income and consolidated statement of comprehensive income for the year ended December 31, 2010 and a line by line reconciliation of the consolidated balance sheets as at January 1, 2010 and December 31, 2010.

Basis of Consolidation

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The most significant wholly owned subsidiaries are listed in note 28.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments which are measured at fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given in exchange for assets.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Segment Reporting

The Company’s operating segments are organized around the group’s service lines, which represent the group’s business activities. The operating segments are reported in a manner consistent with the internal reporting provided to the Company’s Chief Operating Decision Maker (the “CODM”), who is the Company’s Chief Executive Officer. To be reported, a segment is usually based on quantitative thresholds but can also encompass qualitative factors management deems significant. The Company operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

Foreign Currency Translation

Unless otherwise specified, all figures reported in the consolidated financial statements and associated note disclosures are presented in Canadian dollars, which is the functional and presentation currency of the Company. Each of the subsidiaries of the Company determines its own functional currency and uses that currency to measure items on its separate financial statements.

Upon consolidation of the Company’s foreign operations having a functional currency other than the Canadian dollar, assets and liabilities are translated at the period-end exchange rate, and revenue and expenses are translated at average exchange rates for the period. Gains or losses on translation of foreign subsidiaries are recognized in other comprehensive income (“OCI”).

On the financial statements of the Company and its subsidiaries, foreign currency non-monetary assets and liabilities are translated at their historical exchange rates, foreign currency monetary assets and liabilities are translated at the period-end exchange rates, and foreign denominated revenue and expenses are translated at average exchange rates for the period. Gains or losses on translation of these items are recognized as a component of net income.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are classified as cash and cash equivalents. Cash and cash equivalents are comprised of cash on hand, demand deposits and short term investments. Restricted cash expected to be used within the next twelve months has been classified as cash and cash equivalents.

Revenue Recognition

Telesat recognizes revenue when earned, as services are rendered or as products are delivered to customers. Revenue is measured at the fair value of the consideration received or receivable. There must be clear evidence that an arrangement exists, the amount of revenue must be known or determinable and collectability must be reasonably assured. Revenue from a contract to sell services is recognized as follows:

•	Consulting revenue for “cost plus” contracts are recognized after the work has been completed and accepted by the customer.
•	The percentage of completion method is used for “fixed price” consulting revenue contracts. Percentage of completion is measured by comparing actual cost incurred to total cost expected.

Equipment sales revenue is recognized when the equipment is delivered to and accepted by the customer. Only equipment sales are subject to warranty or return and there is no general right of return.

Historically Telesat has not incurred significant expense for warranties and consequently no provision for warranty is recorded. When a transaction involves more than one product or service, revenue is allocated to each deliverable based on its relative fair value; otherwise, revenue is recognized as products are delivered or

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

as services are provided over the term of the customer contract. When it is questionable whether or not Telesat is the principal in a transaction, the transaction is evaluated to determine whether it should be recorded on a gross or net basis.

Deferred Revenue

Deferred revenue represents the Company’s liability for the provision of future services and is classified on the balance sheet in other current liabilities and other long-term liabilities. Deferred revenue consists of remuneration received in advance of the provision of service and is recognized in income on a straight-line basis over the term of the related customer contract.

Borrowing Costs

Borrowing costs are incurred on the Company’s debt financing. Borrowing costs directly attributable to the acquisition, production or construction of a qualifying asset are added to the cost of that asset. The Company has defined a qualifying asset as an asset that takes longer than twelve months to get ready for its intended use or sale. Capitalization of borrowing costs continues until such time as the asset is substantially ready for its intended use or ready for sale. Borrowing costs are determined based on specific financing related to the asset or in the absence of specific financing, the borrowing costs are calculated on the basis of a capitalization rate which is equal to the Company’s average cost of debt. All other borrowing costs are expensed in the period in which they are incurred.

Satellites, Property and Other Equipment

Satellites, property and other equipment, which are carried at cost, less accumulated depreciation and any accumulated impairment losses, include the contractual cost of equipment, capitalized engineering costs, and with respect to satellites, the cost of launch services, launch insurance and capitalized borrowing costs during construction.

Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets. The estimates of useful lives are reviewed at least annually and adjusted prospectively if necessary. Below are the estimated useful lives in years of satellites, property and other equipment as of December 31, 2011.

Years
Satellites	12 – 15
Property and other equipment	3 – 30

Construction in progress is not depreciated as depreciation only starts when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service and continues until the accumulated depreciation equals the amount of the cost.

Liabilities related to decommissioning and restoration of retiring property and equipment are measured at fair value with a corresponding increase to the carrying amount of the related asset. The liability is accreted over the period of expected cash flows with a corresponding charge to interest expense. The liabilities recorded to date have not been significant and are reassessed at the end of each reporting period. There are no decommissioning or restoration obligations for satellites.

In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded as an operating expense.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The investment in each satellite will be removed from the property accounts when the satellite has been fully depreciated and is no longer in service. When other property is retired from operations at the end of its useful life, the amount of the asset and accumulated depreciation are removed from the accounts. Earnings are credited with the amount of any net salvage and charged with any net cost of removal. When an item is sold prior to the end of its useful life, the gain or loss is recognized in income immediately.

Impairment of Long-Lived Assets

Tangible fixed assets and finite life intangible assets are assessed for impairment on a quarterly basis or more frequently when events or changes in circumstances indicate that the carrying value of assets exceeds the recoverable amount.

An impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less cost to sell and its value in use. If it is not practicable to estimate the recoverable amount for a particular asset, the Company determines the recoverable amount of the cash generating unit (“CGU”) with which it is associated. A cash generating unit is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

The Company estimates value in use on the basis of the estimated future cash flows to be generated by an asset or CGU. These future cash flows are based on the Company’s latest business plan information approved by senior management and are discounted using rates that best reflect the time value of money and the specific risks associated with the underlying asset or assets in the CGU.

The fair value less cost to sell is the amount obtainable from the sale of the asset or CGU in the course of an arm’s length transaction between interested, knowledgeable and willing parties, less selling costs.

An impairment loss is the amount by which the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses and reversals of impairment losses are recognized in Other operating gains (losses).

When an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in Other operating gains (losses).

Deferred Satellite Performance Incentive Payments

Deferred satellite performance incentive payments are obligations payable to satellite manufacturers over the lives of certain satellites. The present value of the payments are capitalized as part of the cost of the satellite and recognized in income as part of the depreciation of the satellite.

Goodwill and Intangible Assets

The Company accounts for business combinations using the acquisition method of accounting, which establishes specific criteria for the recognition of intangible assets separately from goodwill. Goodwill represents the excess between the total of the consideration transferred over the fair value of net assets acquired. After initial recognition at cost, goodwill is measured at cost less any cumulative impairment charge. The Company distinguishes intangible assets between assets with finite and indefinite useful lives. Intangible assets with indefinite useful lives are comprised of the Company’s trade name and orbital slots.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Finite life intangible assets, which are carried at cost less accumulated amortization, consist of revenue backlog, customer relationships, customer contract, concession rights, transponder rights and patents. Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method of amortization, except for revenue backlog which is based on the expected period of recognition of the related revenue.

Years
Revenue backlog	4 to 17
Customer relationships	11 to 21
Customer contract	15
Concession rights	15
Transponder rights	6 to 14
Patents	18

The estimates of useful lives are reviewed every year and adjusted prospectively if necessary.

Impairment of Goodwill and Indefinite Life Intangible Assets

An assessment for impairment of goodwill and indefinite life intangible assets is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amount of these assets are likely to exceed their recoverable amount, which is the higher of fair value less cost to sell and value in use. Goodwill is tested for impairment at the entity level as this represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment. Indefinite life intangibles have not been allocated to any CGU and are tested for impairment at the asset level.

An impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less cost to sell and its value in use.

Goodwill

In performing the goodwill impairment analysis, the Company uses the income approach as well as the market approach in the determination of the fair value of goodwill at the entity level. Under the income approach, the sum of the projected discounted cash flows for the next five years in addition to a terminal value are used to determine the fair value at the entity level. In this model, significant assumptions used include: revenue, expenses, capital expenditures, working capital, terminal growth rate and discount rate.

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

Under both approaches, all assumptions used in the model, with the exception of the discount rate, are based on management’s best estimates. The discount rates are consistent with external sources of information.

Trade name

For the purposes of impairment testing, the fair value of the trade name was determined using an income approach, specifically the relief from royalties method. The relief from royalty method is comprised of two major steps: i) a determination of the hypothetical royalty rate, and ii) the subsequent application of the royalty rate to projected revenue. In determining the hypothetical royalty rate in the relief from royalty approach, the Company considered comparable license agreements, operating earnings benchmark rule of thumb, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors. The key assumptions used included the tax rate and discount rate.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Orbital slots

In performing the orbital slots impairment analysis, the Company estimated fair value using the build up method to determine the cash flows for the income approach, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital. In instances where the build up method did not generate positive value for an orbital slot, but the orbital slot was expected to generate revenue, a value was assigned based upon independent source data for recent transactions of similar orbital slots.

Under the build up approach, the amount an investor would be willing to pay for an orbital slot to operate a satellite business is calculated by first estimating the cash flows that typical market participants would assume could be available from the operation of satellites using the subject slot in a similar market. It was assumed that rather than acquiring such a business as a going concern, the buyer would hypothetically obtain a slot and build a new operation with similar attributes from scratch. Thus the buyer or builder is considered to incur the start-up costs and losses typically associated with the going concern value and pay for all other tangible and intangible assets.

The key assumptions used in estimating the recoverable amounts of the orbital slots included i) market penetration leading to revenue growth, ii) profit margin, iii) duration and profile of the build up period, iv) estimated start-up costs and losses incurred during the build up period and v) the weighted average cost of capital.

Financial Instruments

Telesat uses derivative financial instruments to manage its exposure to foreign exchange rate risk associated with anticipated purchases and with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, Telesat does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the statement of income and included as part of gain (loss) on changes in fair value of financial instruments.

Financial assets and financial liabilities that are classified as held-for-trading (“HFT”) are measured at fair value. The unrealized gains and losses relating to the HFT assets and liabilities are recorded in the consolidated statement of income included in gain (loss) on changes in fair value of financial instruments. Loans and receivables and other liabilities are recorded at amortized cost in accordance with the effective interest rate method.

Derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value on the consolidated balance sheet at inception and marked to market at each reporting period thereafter. Derivatives embedded in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is measured separately according to its characteristics.

The Company accounts for embedded foreign currency derivatives in a host contract as a single instrument where the contract requires payments denominated in the currency that is commonly used in contracts to procure non-financial items in the economic environment in which Telesat transacts.

Transaction costs for financial instruments classified as HFT are expensed as incurred. Transaction costs that are directly attributable to the acquisition of the financial assets and financial liabilities (other than HFT) are added or deducted from the fair value of the financial asset and financial liability on initial recognition.

Financing Costs

The debt issuance costs related to the revolving Canadian dollar denominated credit facility and the Canadian term loan facility are accounted for as short-term and long-term deferred charges and included in

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Prepaid expenses and other current assets and Other long-term assets. The deferred charges are amortized to interest expense on a straight-line basis. All other debt issuance costs are amortized to interest expense using the effective interest method.

Employee Benefit Plans

Telesat maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Telesat is responsible for adequately funding these defined benefit pension plans. Contributions are made based on actuarial cost methods that are permitted by pension regulatory bodies and reflect assumptions about future investment returns, salary projections and future service benefits. Telesat also provides other post-employment and retirement benefits, including health care and life insurance benefits on retirement and various disability plans, workers compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement, under certain circumstances. The Company accrues the present value of its obligations under employee benefit plans and the related costs, adjusted for any unrecognized past service cost and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to any unrecognized past service cost plus the present value of available refunds and reductions in future contributions to the plan. Pension costs and other retirement benefits are determined using the projected benefit method prorated on service and management’s best estimate of expected investment performance, salary escalation, retirement ages of employees and expected health care costs.

Pension plan assets are valued at fair value which is also the basis used for calculating the expected rate of return on plan assets. The discount rate is based on the market interest rate of high quality bonds as determined in accordance with guidance described by the Canadian Institute of Actuaries in an Educational Note dated September 2011. Past service costs arising from plan amendments are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average remaining vesting period. All actuarial gains and losses are recognized immediately in other comprehensive income in the period in which they occur and recognized in accumulated earnings (deficit). A valuation is performed at least every three years to determine the present value of the accrued pension and other retirement benefits. The 2010 pension expense calculations are extrapolated from a valuation performed as of January 1, 2007 while the 2011 pension expense calculations are extrapolated from the calculation performed as of January 1, 2010. The accrued benefit obligation is extrapolated from an actuarial valuation as of January 1, 2010. The most recent valuation of the pension plans for funding purposes was as of January 1, 2011, and the next required valuation is as of January 1, 2012.

In addition, Telesat provides certain health care and life insurance benefits for retired employees. These benefits are funded primarily on a pay-as-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and co-insurance provisions. Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Share-Based Compensation Plan

The Company offers an equity-settled share-based incentive plan for certain key employees under which it receives services from employees in exchange for equity instruments of the Company. The expense is based on fair value of the awards granted using the Black-Scholes option pricing model. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied, with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Inventory

Inventories are valued at lower of cost and net realizable value and consist of finished goods and work in process. Cost for substantially all network equipment inventories is determined on a weighted average cost basis. Cost for work in process and certain one-of-a-kind finished goods is determined using the specific identification method.

Income Taxes

Current income tax is measured at the amount expected to be paid to the taxation authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Income tax expense, comprised of current and deferred income tax, is recognized in income except to the extent it relates to items recognized in other comprehensive income or equity, in which case the income tax expense is recognized in other comprehensive income or equity, respectively.

Deferred taxes are the result of temporary differences arising between the tax bases of assets and liabilities and their carrying amount. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period where the asset is realized or the liability is settled, based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that the deferred tax assets will be realized. Unrecognized deferred tax assets are reassessed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax assets to be recovered.

Deferred tax liabilities are recognized for all taxable temporary differences except when the deferred tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination. For taxable temporary differences associated with investments in subsidiaries, a deferred tax liability is recognized unless the parent can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Future Changes in Accounting Policies

The IASB recently issued a number of new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Accounting for post employment benefits

On June 16, 2011, the IASB issued the amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments make changes in eliminating the accounting option to defer the recognition of actuarial gains and losses, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans as well as amendments to disclosure requirements. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit obligation (asset) and remeasurements of the net defined benefit obligation (asset). The revised standard is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IAS 19 on its consolidated financial statements.

Fair value measurement and disclosure requirements

IASB issued IFRS 13, Fair value measurement (“IFRS 13”) on May 12, 2011. IFRS 13 provides guidance on how fair value measurement should be applied whenever its use is already required or permitted by other standards within IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IFRS 13 on its consolidated financial statements.

4. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Critical judgments in applying accounting policies

The following are the critical judgments made in applying the Company’s accounting policies which have the most significant effect on the amounts reported in the financial statements:

Revenue recognition

The Company’s accounting policy relating to revenue recognition is described in note 3. The percentage of completion method is used for fixed price consulting revenue contracts and requires judgment by management to determine the appropriateness of using the method for revenue recognition as this method requires the ability to accurately estimate costs incurred and accurately estimate costs required to complete contracts.

Uncertain income tax positions

The Company operates in numerous jurisdictions and is subject to country-specific tax laws. Management uses significant judgment when determining the worldwide provision for tax and estimates provisions for uncertain tax positions as the amounts expected to be paid based on a qualitative assessment of all relevant factors. In the assessment, management considers risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. Management reviews the provisions at each balance sheet date.

IFRIC 4 — Determining whether an arrangement contains a lease

The Company assesses for each new arrangement whether it contains a lease based on IFRIC 4. The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date or whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. If contracts contain a lease arrangement, the leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Critical accounting estimates and assumptions

The Company makes accounting estimates and assumptions that affect the carrying value of assets and liabilities, reported net income and disclosure of contingent assets and liabilities. Estimates and assumptions

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES  – (continued)

are based on historical experience, current events and other relevant factors, therefore, actual results will differ and could be material. The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements are as follows:

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities measured at fair value were $134.4 million and $213.5 million at December 31, 2011 (December 31, 2010 — $72.4 million and $244.5 million, January 1, 2010 —  $15.9 million and $185.3 million). Quoted market values are unavailable for the Company’s financial instruments and in the absence of an active market, the Company determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is affected significantly by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of gains or losses on changes in fair value recorded to net income could vary.

Impairment of goodwill

Goodwill represents approximately $2.4 billion of total assets at December 31, 2011 and at each of the prior balance sheet dates. Determining whether goodwill is impaired requires an estimation of the Company’s value. The Company’s value requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represent approximately $896 million of total assets at December 31, 2011 (December 31, 2010 — $946 million, January 1, 2010 — $926 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment exist. The impairment analysis requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Where an impairment loss subsequently reverses, the carrying amount of the CGU or individual asset is increased to the revised estimate of its recoverable amount, so long as the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the CGU or individual asset in prior years.

The reversal of an impairment requires management to re-assess several indicators that led to the impairment. It requires the valuation of the recoverable amount by estimating the future cash flows expected to arise from the CGU or individual asset and the determination of a suitable discount rate in order to calculate its present value. Significant judgment is made in establishing these assumptions.

Employee Benefit

The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates, future pension increases and return on plan assets. Due to the complexity of the valuation, the underlying assumptions, and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

4. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES  – (continued)

Determination of useful life of satellites and finite life intangible assets

The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported.

Income taxes

Management assesses the recoverability of deferred tax assets based upon an estimation of the Company’s projected taxable income using existing tax laws, and its ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

5. TRANSITION TO IFRS

The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010 (the “opening balance sheet”). Prior to the adoption of IFRS the Company prepared its consolidated financial statements in accordance with previous Canadian GAAP and applied Part V of the Canadian Institute of Chartered Accountants handbook. The Company’s consolidated financial statements for the year ended December 31, 2011 are the first annual consolidated financial statements that comply with IFRS and these consolidated financial statements were prepared as described in note 2, including the application of IFRS 1. IFRS 1 provides for certain mandatory exceptions and provides for certain elective exemptions for first time adopters. These consolidated financial statements have been prepared in accordance with those IFRS standards and International Financial Reporting Interpretation Committee (“IFRIC”) interpretations issued and effective or issued and early adopted as at the timing of preparing these consolidated financial statements.

Initial elections upon adoption of IFRS 1

The basic principles of IFRS 1 assume that on the initial adoption of IFRS standards, these will be applied retrospectively as if the standards had been applied and effective from the date of inception. However, the IASB has determined that retrospective application in certain situations cannot be performed with sufficient reliability or significant cost. Therefore, IFRS 1 offers mandatory exceptions and elective exemptions to facilitate conversion from Canadian GAAP to IFRS. Below are the mandatory exceptions and elective exemptions applicable to the Company.

A. Mandatory exceptions

Estimates

The estimates made in the opening IFRS balance sheet reflect conditions that existed at the date of the underlying transaction or January 1, 2010, as required by each specific IFRS standard. Hindsight was not used to create or revise estimates. All estimates used in the preparation of the opening balance sheet reflect the facts and circumstances at the date of the underlying transaction or January 1, 2010, as may be the case.

B. Elective exemptions

Business combinations

IFRS 1 provides the Company with the option to apply IFRS 3R, Business Combinations, retrospectively or prospectively from the transition date of January 1, 2010. The retrospective application requires the restatement of business combinations that occurred prior to the transition date. The Company elected to apply IFRS 3R prospectively to business combinations that occurred on or after the date of transition of January 1, 2010.

Fair value or revaluation as deemed cost

IFRS 1 provides an exemption to measure property, plant and equipment, intangible assets, and investment property at its fair value and use that fair value as its deemed cost at that date and an exemption to use a previous Canadian GAAP revaluation as deemed cost if it is comparable to fair value or reflects the cost

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. TRANSITION TO IFRS  – (continued)

or depreciated cost under IFRS. If no election is made, retrospective application is required in accordance with IAS 16, Property, Plant and Equipment, IAS 38, Intangible Assets, and IAS 40, Investment Property. The Company has elected to use a previous Canadian GAAP revaluation as deemed cost. The previous revaluation was required as part of the October 31, 2007 acquisition of Telesat Canada and Loral Skynet. This election had no impact on the Company’s opening balance sheet.

Employee benefits

IFRS 1 provides the option to retrospectively apply the corridor approach under IAS 19, Employee Benefits, for the recognition of actuarial gains and losses, or alternatively recognize all cumulative actuarial gains and losses deferred under Canadian GAAP in opening accumulated deficit at the transition date. The Company has elected to recognize all cumulative actuarial gains and losses in opening accumulated deficit for all of its employee benefit plans at the date of transition. This election resulted in a decrease to other long-term assets of $15.4 million, a decrease to deferred tax liability of $3.5 million, a decrease to other long-term liabilities of $1.4 million and an increase to accumulated deficit of $10.5 million.

Cumulative currency translation differences

IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. The Company has elected to reset all cumulative translation gains and losses to zero in opening accumulated deficit at January 1, 2010. The impact was a decrease in accumulated other comprehensive loss of $7.4 million and an increase to accumulated deficit of $7.4 million after adjusting for changes in functional currency as determined under IAS 21, The Effects of Changes in Foreign Exchange Rates. There was no impact to the shareholders’ equity.

Borrowing costs

IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all qualifying assets. IFRS 1 allows the Company the option to apply this standard retrospectively or prospectively from the date of transition. The Company has elected to apply IAS 23 prospectively.

Leases

IFRS 1 provides the option to apply the transitional provisions under IFRIC 4, Determining whether an Arrangement contains a Lease, to determine whether an arrangement contains a lease on the basis of facts and circumstances existing at the date of transition. The Company has made this election in its evaluation of contracts existing at the transition date. As a result of the application of IFRIC 4, management determined that certain agreements were incorrectly accounted for as leases under Canadian GAAP. These immaterial errors were corrected as part of the IFRS transition as permitted under IFRS 1 with prior periods adjusted in these financial statements and the agreements are now accounted for as service agreements which do not contain a lease under IFRIC 4. The impact to the opening balance sheet was a decrease in satellite, property and other equipment of $19.5 million, a decrease to other current liabilities of $3.5 million, a decrease to other long-term liabilities of $17.8 million, a decrease to deferred tax liability of $6.1 million and a decrease to opening accumulated deficit of $7.9 million.

C. Reconciliation of Canadian GAAP to IFRS

The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for shareholders’ equity, net income and total comprehensive income. The first-time adoption of IFRS did not have a material impact on total operating, investing or financing cash flows.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. TRANSITION TO IFRS  – (continued)

Reconciliation of Shareholders’ Equity

As at	December 31, 2010	January 1, 2010
Shareholders’ equity under Canadian GAAP	1,132,325	897,296
Differences increasing (decreasing) reported shareholders’ equity(a):
1. Impairment – Tangible assets	—	(5,921)
2. Impairment – Intangible assets	365,183	312,725
3. Employee benefits	(20,100)	(10,489)
4. Foreign currency translation	1,634	3,745
5. Share based compensation	—	—
6. Leases	5,821	7,911
Total shareholder’s equity under IFRS	1,484,863	1,205,267

(a)	Differences increasing (decreasing) reported shareholders’ equity are disclosed net of tax.

Reconciliation of Net Income

For the year ended December 31, 2010
Net income under Canadian GAAP	228,191
Differences increasing (decreasing) reported net income:
1. Impairment – Tangible assets	7,924
2. Impairment – Intangible assets	71,269
3. Employee benefits	(192)
4. Foreign currency translation	(32)
5. Share based compensation	987
6. Leases	68
7. Income taxes	(22,114)
Total net income under IFRS	286,101

Reconciliation of Comprehensive Income

For the year ended December 31, 2010
Comprehensive income under Canadian GAAP	229,406
Differences increasing (decreasing) reported comprehensive income:
Differences in net income	57,910
Foreign currency translation adjustment	(2,907)
Actuarial loss on defined benefit plans	(9,450)
Comprehensive income under IFRS	274,959

D. Changes in accounting policies from Canadian GAAP to IFRS

In addition to the mandatory exceptions and elective exemptions for retrospective application of IFRS, the following narratives explain the significant differences, as identified in the tables above, between previously adopted Canadian GAAP accounting policies and the current IFRS accounting policies adopted by the Company.

(1) Impairment — Tangible assets

A recoverability test, under Canadian GAAP, is a two step process whereby the first test is performed by comparing the undiscounted cash flows expected to be generated from the asset to its carrying amount. If the

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. TRANSITION TO IFRS  – (continued)

asset does not recover its carrying value, an impairment loss is determined as the excess of the asset’s carrying amount over its fair value. Fair value is calculated as the present value of expected cash flows derived from the asset.

The impairment test under IAS 36, Impairment of Assets, is a one step process whereby impairment is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of the asset’s fair value less cost to sell and its value in use. Value in use is defined as the present value of the future cash flows expected to be derived from the asset. As a result of the differences in measurement, the Company recognized an impairment under IFRS, on the transition date, as the carrying amount of a certain satellite was in excess of its value in use.

The impairment resulted in the following adjustments to the opening IFRS balance sheet: a reduction to satellites, property and other equipment of $7.9 million, a reduction to deferred tax liability of $2.0 million and an increase in opening accumulated deficit of $5.9 million. The impairment recorded on the transition date was subsequently reversed in 2010 due to changes in revenue assumptions.

(2) Impairment — Intangible assets

Impairment losses cannot be reversed under Canadian GAAP.

IFRS requires impairment losses other than those related to goodwill, to be reversed if certain criteria are met in accordance with IAS 36, Impairment of Assets. As a result, the Company reversed an impairment relating to its orbital slot intangible assets at the transition date. The reversal of the impairment was mainly the result of the variations in the discount rate applied. The reversal resulted in an increase to intangible assets of $411.6 million, an increase to deferred tax liability of $98.9 million and a decrease to opening accumulated deficit of $312.7 million on the opening IFRS balance sheet.

At the end of 2010 the impairment reversal resulted in an increase to intangible assets of $483.0 million, an increase to deferred tax liability of $117.8 million and an increase in accumulated earnings of $365.2 million. In the 2010 statement of income under IFRS compared to Canadian GAAP an additional $71.3 million of other operating gains was recorded, reduced by additional tax expense of $18.8 million.

(3) Employee benefits — actuarial gains and losses

Under Canadian GAAP actuarial gains and losses arising from the calculation of the present value of the defined benefit obligation and the fair value of plan assets are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a corridor approach. The corridor was 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year. The excess of 10% is amortized as a component of pension expense on a straight-line basis over the expected average remaining service period of active participants. Actuarial gains and losses below the 10% corridor are deferred.

Under IFRS, the Company elected to recognize all actuarial gains and losses immediately in other comprehensive income without recycling to the income statement in subsequent periods. As a result, actuarial gains and losses are not amortized to the statement of income but instead recorded directly to other comprehensive income at the end of each period.

The recognition of actuarial gains and losses as per the opening IFRS balance sheet date resulted in a decrease to other long-term assets of $15.4 million, a decrease of $1.4 million to other long-term liabilities, a decrease to deferred tax liabilities of $3.5 million and a corresponding increase to accumulated deficit of $10.5 million. The change in accounting policy regarding the recognition of actuarial gains and losses had the following impact on the December 31, 2010 balance sheet: a decrease to other long-term assets of $29.5 million, a decrease of $2.6 million to other long-term liabilities, a decrease to deferred tax liabilities of $6.8 million and a corresponding decrease to accumulated earnings of $20.1 million. The operating expense

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. TRANSITION TO IFRS  – (continued)

increased by $0.2 million in 2010 under IFRS compared to Canadian GAAP as a result of the different accounting policies. The impact on the 2010 other comprehensive income resulted in a decrease of $9.5 million.

(4) Foreign currency translation

Under Canadian GAAP, foreign currency translation of subsidiaries depends on the criteria provided in determining self-sustaining foreign operations and integrated foreign operations.

IFRS requires each entity in a consolidated group to determine its functionally currency in isolation in accordance with primary and secondary indications. As a result of this difference, certain subsidiaries that were previously accounted for as integrated foreign operations under Canadian GAAP were revised to have their functional currency as a foreign currency. The impact on the transition date was an increase to satellites, property and other equipment of $0.1 million, a $3.6 million increase to intangible assets, a $0.8 million reduction in accumulated other comprehensive loss and a $2.9 million reduction of accumulated deficit. The resulting foreign currency translation adjustment was then cleared to accumulated deficit using the IFRS 1 exemption for IAS 21.

The impact on the December 31, 2010 balance sheet was an increase to satellites, property and other equipment of $0.1 million, a $1.5 million increase to intangible assets, a $0.8 million reduction in accumulated other comprehensive loss and a $0.8 million increase of accumulated earnings. The difference in foreign currency translation of subsidiaries between IFRS and Canadian GAAP resulted in a decrease of gain (loss) on foreign exchange of $0.03 million in the 2010 statement of income. Other comprehensive income decreased by $2.9 million as a result of the foreign currency translation difference.

(5) Share-based compensation

The Company has equity-settled share-based compensation transactions with certain key employees. The vesting conditions embedded in these compensation plans are time and performance based. Under Canadian GAAP, the total fair value of these awards is recognized on a straight line basis throughout the vesting period.

Under IFRS, each tranche of the option grant is considered a separate grant and fair value is determined for each tranche of the option grant. As a result of this difference, the Company recorded a transitional adjustment to its opening IFRS balance sheet which resulted in an increase to reserves of $8.8 million and an increase to accumulated deficit of $8.8 million, with no overall impact on net equity. The Company recorded an adjustment to its December 31, 2010 balance sheet which resulted in an increase to reserves of $7.8 million and a decrease to accumulated earnings of $7.8 million, with no overall impact on net equity. The operating expense decreased by $1.0 million in the 2010 statement of income under IFRS compared to Canadian GAAP.

(6) Leases

As a result of the application of IFRIC 4, management determined that certain agreements were incorrectly accounted for as leases under Canadian GAAP. These immaterial errors were corrected as part of the IFRS transition as permitted under IFRS 1 with prior periods adjusted in these consolidated financial statements and the agreements are now accounted for as service agreements under IFRIC 4. The impact to the opening balance sheet was a decrease in satellites, property and other equipment of $19.5 million, a decrease to other current liabilities of $3.5 million, a decrease to other long-term liabilities of $17.8 million, a decrease to deferred tax liability of $6.1 million and a decrease to opening accumulated deficit of $7.9 million. The impact to the December 31, 2010 balance sheet was a decrease in satellites, property and other equipment of $15.4 million, a decrease to other current liabilities of $3.6 million, a decrease to other long-term liabilities of $13.2 million, a decrease to deferred tax liability of $4.4 million and an increase to accumulated earnings of $5.8 million. The difference between IFRS and Canadian GAAP resulted in an increase of $5.2 million of

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. TRANSITION TO IFRS  – (continued)

operating expenses, decrease of $3.4 million of depreciation, decrease of $1.7 million of net interest expense and an increase of tax expense of $1.2 million in the 2010 statement of income.

(7) Income taxes

Differences for income taxes represent the effect of recording, where applicable, the deferred tax impact of other differences between Canadian GAAP and IFRS.

E. Presentation and Reclassification Differences

Consolidated Balance Sheet

Aggregation / disaggregation of balance sheet line items

i.	Under Canadian GAAP, common shares, preferred shares, accumulated other comprehensive loss, and contributed surplus were presented separately. Under IFRS, common shares and preferred shares have been aggregated into the line item share capital while accumulated other comprehensive loss and contributed surplus have been aggregated into the line item reserves.
ii.	For Canadian GAAP presentation, various balance sheet accounts were aggregated. IFRS has certain minimum presentation requirements for the balance sheet and as a result additional balance sheet line items were presented.

Reclassification of pension asset / liability

Under Canadian GAAP there was an asset recorded related to the post employment benefit plans. Upon transition to IFRS, all cumulative actuarial gains or losses deferred under Canadian GAAP were recognized in opening accumulated deficit as of the date of transition to IFRS and subsequently recognized in other comprehensive income. As a result of this accounting difference, the net amount related to the post employment benefit plans represents a liability under IFRS.

Tax reclassification

Under Canadian GAAP, deferred taxes were classified as current and non-current on the basis of either the underlying asset or the liability or the expected reversal of items not related to an asset or liability. For IFRS purposes, all deferred tax assets and liabilities are classified as non-current. All deferred tax assets and liabilities are netted.

Reclassification of Derivatives

Under Canadian GAAP the derivatives were categorized between current and non-current based on maturity. For IFRS purposes derivatives are separated into a current and non-current portion based on an assessment of the facts and circumstances (i.e. the underlying contracted cash flows).

Consolidated Statement of Income

Aggregation / disaggregation of statement of income line items

i.	Under Canadian GAAP, revenue was presented for service revenue and equipment sales revenue. Under IFRS, the revenue streams are presented as a single line revenue.
ii.	Under Canadian GAAP, the consolidated statement of income presented amortization for the depreciation of satellites, property and other equipment and intangible assets as one line item. For IFRS the expenses were disaggregated to present 1) depreciation of satellites, property and other equipment (depreciation) and 2) amortization of intangible assets (amortization).
iii.	Under Canadian GAAP, cost of equipment sales and other income were presented separately from operations and administration expenses. Under IFRS, the consolidated statement of income combines those expenses and presents one line item operating expenses.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. TRANSITION TO IFRS  – (continued)

iv.	Under Canadian GAAP, interest income and expenses were presented as one line item interest expense. For IFRS presentation interest expense is disaggregated to present 1) interest expense and 2) interest and other income.

F. Adjusted Telesat Holdings Inc. financial statements

The following are reconciliations of the financial statements previously presented under Canadian GAAP to the consolidated financial statements prepared under IFRS.

Reconciliation of Consolidated Balance Sheet as of December 31, 2010

Canadian GAAP accounts	Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
Current assets					Assets
Cash and cash equivalents	220,295	—	—	220,295	Cash and cash equivalents
Accounts receivable, net	44,109	—	(26)	44,083	Trade and other receivables
Current future tax asset	1,900	—	5,044	6,944	Other current financial assets
Other current assets	26,476	—	(5,539)	20,937	Prepaid expenses and other current assets
Total current assets	292,780	—	(521)	292,259	Total current assets
Satellites, property and other equipment, net	1,994,122	(15,333)	—	1,978,789	Satellites, property and other equipment
	—	—	78,631	78,631	Other long-term financial assets
Other long-term assets	112,816	(29,487)	(71,302)	12,027	Other long-term assets
Intangible assets, net	461,060	484,487	—	945,547	Intangible assets
Goodwill	2,446,603	—	—	2,446,603	Goodwill
Total assets	5,307,381	439,667	6,808	5,753,856	Total assets
Liabilities					Liabilities
Current liabilities
Accounts payable and accrued liabilities	49,906	68	—	49,974	Trade and other payables
	—	—	104,082	104,082	Other current financial liabilities
Other current liabilities	128,296	(3,657)	(61,994)	62,645	Other current liabilities
Debt due within one year	96,848	—	—	96,848	Current indebtedness
Total current liabilities	275,050	(3,589)	42,088	313,549	Total current liabilities
Debt financing	2,771,802	—	—	2,771,802	Long-term indebtedness
Future tax liability	310,552	106,565	(2,400)	414,717	Deferred tax liabilities
	—	—	265,629	265,629	Other long-term financial liabilities
Other long-term liabilities	676,217	(15,847)	(298,509)	361,861	Other long-term liabilities
Senior preferred shares	141,435	—	—	141,435	Senior preferred shares
Total liabilities	4,175,056	87,129	6,808	4,268,993	Total liabilities
Shareholders’ equity					Shareholders’ Equity
Common shares	756,414	—	541,764	1,298,178	Share capital
Preferred shares	541,764	—	(541,764)	—
	1,298,178	—	—	1,298,178
Accumulated deficit	(176,396)	340,200	—	163,804	Accumulated earnings (deficit)
Accumulated other comprehensive loss	(6,207)	6,207	—	—
	(182,603)	346,407	—	163,804
Contributed surplus	16,750	6,131	—	22,881	Reserves
Total shareholders’ equity	1,132,325	352,538	—	1,484,863	Total shareholders’ equity
Total liabilities and shareholders’ equity	5,307,381	439,667	6,808	5,753,856	Total liabilities and shareholders’ equity

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. TRANSITION TO IFRS  – (continued)

Reconciliation of Consolidated Balance Sheet as of January 1, 2010

Canadian GAAP accounts	Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
Current assets					Assets
Cash and cash equivalents	154,189	—	—	154,189	Cash and cash equivalents
Accounts receivable, net	70,203	—	(3)	70,200	Trade and other receivables
Current future tax asset	2,184	—	5,133	7,317	Other current financial assets
Other current assets	29,018	—	(6,017)	23,001	Prepaid expenses and other current assets
Total current assets	255,594	—	(887)	254,707	Total current assets
Satellites, property and other equipment, net	1,926,190	(27,292)	—	1,898,898	Satellites, property and other equipment
	—	—	21,733	21,733	Other long-term financial assets
Other long-term assets	56,924	(15,560)	(22,333)	19,031	Other long-term assets
Intangible assets, net	510,675	415,246	—	925,921	Intangible assets
Goodwill	2,446,603	—	—	2,446,603	Goodwill
Total assets	5,195,986	372,394	(1,487)	5,566,893	Total assets
Liabilities					Liabilities
Current liabilities
Accounts payable and accrued liabilities	43,413	—	—	43,413	Trade and other payables
	—	—	102,124	102,124	Other current financial liabilities
Other current liabilities	127,704	(3,527)	(52,056)	72,121	Other current liabilities
Debt due within one year	23,602	—	—	23,602	Current indebtedness
Total current liabilities	194,719	(3,527)	50,068	241,260	Total current liabilities
Debt financing	3,021,820	—	—	3,021,820	Long-term indebtedness
Future tax liability	269,193	87,162	(2,718)	353,637	Deferred tax liabilities
	—	—	239,825	239,825	Other long-term financial liabilities
Other long-term liabilities	671,523	(19,212)	(288,662)	363,649	Other long-term liabilities
Senior preferred shares	141,435	—	—	141,435	Senior preferred shares
Total liabilities	4,298,690	64,423	(1,487)	4,361,626	Total liabilities
Shareholders’ equity					Shareholders’ Equity
Common shares	756,414	—	541,764	1,298,178	Share capital
Preferred shares	541,764	—	(541,764)	—
	1,298,178	—	—	1,298,178
Accumulated deficit	(404,557)	291,740	—	(112,817)	Accumulated earnings (deficit)
Accumulated other comprehensive loss	(7,422)	7,422	—	—
	(411,979)	299,162	—	(112,817)
Contributed surplus	11,097	8,809	—	19,906	Reserves
Total shareholders’ equity	897,296	307,971	—	1,205,267	Total shareholders’ equity
Total liabilities and shareholders’ equity	5,195,986	372,394	(1,487)	5,566,893	Total liabilities and shareholders’ equity

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. TRANSITION TO IFRS  – (continued)

Reconciliation of Consolidated Statement of Income for the year ended December 31, 2010

Canadian GAAP accounts	Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
Operating revenues
Service revenues	801,144	—	20,217	821,361	Revenue
Equipment sales revenues	20,217	—	(20,217)	—
Total operating revenues	821,361	—	—	—
	—	(4,422)	(202,042)	(206,464)	Operating expenses
	—	3,543	(205,726)	(202,183)	Depreciation
Amortization	(251,194)	—	205,726	(45,468)	Amortization
Operations and administration	(186,467)	—	186,467	—
Cost of equipment sales	(15,575)	—	15,575	—
Total operating expenses	(453,236)	—	—	—
	—	79,192	3,826	83,018	Other operating gains (losses), net
	—	—	—	450,264	Operating income
Earnings (loss) from operations	368,125	—	—	—
Interest expense	(253,086)	1,743	(5,239)	(256,582)	Interest expense
	—	—	5,752	5,752	Interest and other income
Loss on changes in fair value of financial instruments	(11,168)	—	—	(11,168)	Loss on changes in fair value of financial instruments
Gain (loss) on foreign exchange	163,998	(32)	—	163,966	Gain (loss) on foreign exchange
Other income (expense)	4,339	—	(4,339)	—
Earnings (loss) before income taxes	272,208	—	—	352,232	Income before tax
Income tax expense	(44,017)	(22,114)	—	(66,131)	Tax expense
Net earnings	228,191	57,910	—	286,101	Net income

Reconciliation of Consolidated Statement of Comprehensive Income for the year ended December 31, 2010

Canadian GAAP accounts	Canadian GAAP balance	IFRS adjustments	IFRS balance	IFRS accounts
Net earnings	228,191	57,910	286,101	Net income
Other comprehensive income (loss):				Other comprehensive income (loss):
Unrealized foreign currency translation gains (losses) of self sustaining foreign operations net of related taxes				Foreign currency translation adjustments, net of tax
	1,215	(2,907)	(1,692)
	—	(9,450)	(9,450)	Actuarial gains (losses) on defined benefit plans, net of tax
	1,215	(12,357)	(11,142)	Other comprehensive income (loss)
Comprehensive income (loss)	229,406	45,553	274,959	Total comprehensive income

G. Adjustments to previously reported unaudited comparative figures under IFRS

The Company has adjusted its comparative consolidated financial statements and the reconciliation of equity as at January 1, 2010 and December 31, 2010 and the reconciliation of comprehensive income for the year ended December 31, 2010 to reflect the correction of amounts recorded for the reversal of impairments on tangible and intangible assets.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

5. TRANSITION TO IFRS  – (continued)

Intangible assets

These adjustments impacted intangible assets, deferred tax liabilities and accumulated earnings (deficit) and were identified through the completion of the Company’s transition to IFRS as a basis of accounting. The comparative amounts had been previously disclosed in the Company’s unaudited 2011 interim condensed consolidated financial statements.

The impact on the Company’s comparative consolidated balance sheet as at January 1, 2010 was a decrease of intangible assets of $71.3 million, a decrease of deferred tax liabilities of $18.8 million, and an increase of accumulated deficit of $52.5 million.

The impact of the Company’s comparative consolidated balance sheet as at December 31, 2010 was a decrease of intangible assets of $0.1 million, a decrease of deferred tax liabilities of a nominal amount, and a decrease of accumulated earnings of $0.1 million.

The impact on the Company’s comparative consolidated statement of income for the year ended December 31, 2010 was an increase in operating income of $71.3 million and an increase in net income of $52.5 million.

Tangible assets

This adjustment impacted satellites, property and other equipment, deferred tax liabilities and accumulated earnings (deficit) and was identified through the completion of the Company’s transition to IFRS as a basis of accounting. The comparative amounts had been previously disclosed in the Company’s unaudited 2011 interim condensed consolidated financial statements.

The impact on the Company’s comparative consolidated balance sheet as at December 31, 2010 was an increase of satellite, property and other equipment of $6.9 million, an increase of deferred tax liabilities of $1.8 million, and an increase of accumulated earnings of $5.1 million.

The impact on the Company’s comparative consolidated statement of income for the year ended December 31, 2010 was an increase in operating income of $6.9 million and an increase in net income of $5.1 million.

6. SEGMENT INFORMATION

Telesat operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

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

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

6. SEGMENT INFORMATION  – (continued)

Revenue derived from the above service lines were as follows:

Revenue Year ended December 31	2011	2010
Broadcast	436,676	454,216
Enterprise	341,884	334,983
Consulting and Other	29,801	32,162
Total revenue	808,361	821,361

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue (destination of the billing invoice), allocated as follows:

Revenue Year ended December 31	2011	2010
Canada	411,185	419,032
United States	247,924	261,136
Europe, Middle East & Africa	75,887	77,031
Asia & Australia	19,254	16,268
Latin America & Caribbean	54,111	47,894
Total revenue	808,361	821,361

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic region are allocated as follows:

Satellites, property and other equipment	December 31, 2011	December 31, 2010	January 1, 2010
Canada	1,809,152	1,644,049	1,519,663
United States	276,211	327,608	370,664
All others	66,552	7,132	8,571
Total satellites, property and other equipment	2,151,915	1,978,789	1,898,898

Intangible assets	December 31, 2011	December 31, 2010	January 1, 2010
Canada	848,898	909,744	886,965
United States	33,257	33,094	36,066
All others	13,923	2,709	2,890
Total intangible assets	896,078	945,547	925,921

Goodwill was not allocated to geographic regions in any of the periods.

Major Customers

For the year ended December 31, 2011, there were two significant customers each representing more than 10% of consolidated revenue (December 31, 2010 — two customers).

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

7. OPERATING EXPENSES

The Company’s operating expenses are comprised of the following:

Year ended December 31	2011	2010
Compensation and employee benefits(a)	61,755	66,438
Other operating expenses(b)	48,110	52,341
Cost of sales(c)	77,900	87,685
Total	187,765	206,464

a)	Compensation and employee benefits include salaries, commission, post-employment benefits and charges arising from share-based payments.
b)	Other operating expenses include general and administrative expense, marketing expense, in-orbit insurance expense, professional fees and facility costs.
c)	Cost of sales includes the rental of third-party capacity, the cost of equipment sales and costs directly attributable to the facilitation of customer contracts.

8. OTHER OPERATING GAINS

Year ended December 31	2011	2010
Insurance proceeds(a)	135,019	—
Impairment (loss) reversal on intangible assets (note 15)	(19,468)	71,269
Impairment reversal on satellites, property and other equipment	—	7,923
(Loss) gain on disposal of assets	(1,483)	3,826
Total	114,068	83,018

(a)	The Company has insurance policies that provide coverage for a total, constructive total, or partial loss of Telstar 14R /Estrela do Sul 2. Following the launch of the satellite in May 2011, the Company determined that the north solar array failed to fully deploy and promptly filed a notice of loss with its insurers. During the third quarter of 2011, the Company filed a claim under its policies to its insurers. In December 2011, the Company received insurance proceeds of U.S. $132.7 million from its insurers with respect to the claim. Based on management’s best estimate and assumptions, there was no impairment in Telstar 14R/Estrela do Sul 2.

9. INTEREST EXPENSE

The components of interest expense are as follows:

Year ended December 31	2011	2010
Interest expense on indebtedness	182,719	192,829
Interest expense on derivative instruments	62,124	60,818
Interest expense on performance incentive payments	4,361	5,016
Interest expense on senior preferred shares (note 20)	9,869	12,339
Other expenses	—	224
Capitalized interest	(32,022)	(14,644)
Interest expense	227,051	256,582

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

10. INCOME TAXES

Year ended December 31	2011	2010
Current tax expense	132	2,279
Deferred tax expense	51,854	63,852
Tax expense	51,986	66,131

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate is as follows:

Year ended December 31	2011	2010
Income before tax	289,261	352,232
Multiplied by the statutory income tax rate of 28.11% (2010 – 30.49%)	81,311	107,396
Income tax recorded at rates different from the Canadian tax rate	(408)	179
Permanent differences	(9,316)	(17,811)
Origination and reversal of temporary differences	(10,145)	(24,880)
Previously unrecognized tax losses and credit	(8,977)	—
Other	(479)	1,247
Total tax expense in the statement of income	51,986	66,131
Effective income tax rate	17.97%	18.77%

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

	December 31, 2011	December 31, 2010	January 1, 2010
Deferred tax assets
Investment tax credit	2,702	556	661
Foreign tax credit	11,289	26	3
Financing charges	5,439	5,495	5,465
Deferred revenue	4,065	2,063	2,455
Loss carry forwards	25,538	53,344	76,900
Employee benefit	15,250	5,860	4,441
Other	471	585	956
Total deferred tax assets	64,754	67,929	90,881
Deferred tax liabilities
Capital assets	(276,158)	(230,094)	(206,404)
Intangibles	(226,855)	(238,258)	(223,577)
Finance charges	(9,359)	(8,933)	(8,174)
Reserves	(4,278)	(5,361)	(6,363)
Total deferred tax liabilities	(516,650)	(482,646)	(444,518)
Deferred tax liabilities, net	(451,896)	(414,717)	(353,637)

Losses and tax credits

At December 31, 2011, the Company had Canadian tax losses carried forward of $101.5 million and U.S. tax losses carried forward of $26.7 million. The deferred tax asset not recognized in respect of the U.S. losses was $9.1 million. The Canadian and U.S. losses will expire between 2027 and 2030.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

10. INCOME TAXES  – (continued)

The Company has $25.5 million of Canadian capital losses carried forward which may only be used against future capital gains. The deferred tax asset not recognized in respect of these losses was $3.3 million. These losses may be carried forward indefinitely.

In addition, the Company has $14.0 million of investment tax credits and foreign tax credits which may only be used to offset taxes payable. The deferred tax assets not recognized in respect of these credits is $3.2 million. They will begin to expire in 2017.

Investments in subsidiaries

As at December 31, 2011 the Company had temporary differences of $31.0 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

11. TRADE AND OTHER RECEIVABLES

	December 31, 2011	December 31, 2010	January 1, 2010
Trade receivables	49,936	50,456	62,499
Trade receivables due from related parties	386	428	1,509
Less: Allowance for doubtful accounts	(3,740)	(7,128)	(8,708)
Net trade receivables	46,582	43,756	55,300
Other receivables(a)	207	327	14,900
Trade and other receivables	46,789	44,083	70,200

(a)	The January 1, 2010 balance consists of the main following items:

$7.2 million receivable related to the sale of Telstar 10, $3.7 million receivable relating to the Company’s tenancy arrangement and a $2.0 million receivable relating to a basis swap payment that was scheduled to settle on December 31, 2009 but was received in the first week of January 2010.

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Allowance for doubtful accounts, at the beginning of the year	7,128	8,708	5,410
Provisions (reversal) for impaired receivables	(136)	(1,134)	4,067
Receivables written off during the period	(3,050)	(256)	(769)
Foreign currency exchange differences	(202)	(190)	—
Allowance for doubtful accounts, end of year	3,740	7,128	8,708

12. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2011	December 31, 2010	January 1, 2010
Prepaid expenses(a)	10,302	10,762	10,231
Current tax asset	5,902	4,988	5,448
Inventory(b)	4,259	2,985	5,214
Deferred charges(c)	1,663	1,996	2,108
Other	—	206	—
	22,126	20,937	23,001

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

12. PREPAID EXPENSES AND OTHER CURRENT ASSETS  – (continued)

a)	Prepaid expenses are primarily comprised of prepaid satellite in-orbit insurance, prepaid interest on long-term indebtedness, and prepaid license fees.
b)	At December 31, 2011, inventory consists of $4.1 million of finished goods (December 31, 2010 — $2.4 million, January 1, 2010 — $2.9 million) and $0.2 million of work in process (December 31, 2010 — $0.6 million, January 1, 2010 — $2.3 million). During the period, $18.3 million was recognized as cost of equipment sales and recorded as an operating expense (December 31, 2010 — $15.6 million).
c)	Deferred charges include deferred financing charges relating to the revolving facility and Canadian term loan facility (see note 19).

13. OTHER LONG-TERM ASSETS

	December 31, 2011	December 31, 2010	January 1, 2010
Prepaid expenses(a)	4,921	9,785	13,233
Deferred charges	87	1,751	5,244
Other	528	491	554
	5,536	12,027	19,031

a)	Prepaid expenses consist of prepaid satellite in-orbit insurance.

14. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Assets under construction	Total
Cost at January 1, 2010	2,018,872	199,923	72,366	2,291,161
Additions	—	6,184	282,376	288,560
Disposals/retirements	—	(21,501)	—	(21,501)
Impact of currency translation	—	(690)	—	(690)
Cost at December 31, 2010	2,018,872	183,916	354,742	2,557,530
Additions	—	1,368	371,997	373,365
Disposals/retirements	(26,502)	(16,336)	—	(42,838)
Reclassifications and transfers from assets under construction	321,743	24,791	(346,534)	—
Impact of currency translation	—	(276)	—	(276)
Cost at December 31, 2011	2,314,113	193,463	380,205	2,887,781
Accumulated depreciation and impairment at January 1, 2010	(331,659)	(60,604)	—	(392,263)
Reversal of impairment	7,923	—	—	7,923
Depreciation	(181,872)	(20,311)	—	(202,183)
Disposals/retirements	—	7,654	—	7,654
Impact of currency translation	—	128	—	128
Accumulated depreciation and impairment at December 31, 2010	(505,608)	(73,133)	—	(578,741)
Depreciation	(181,658)	(16,968)	—	(198,626)
Disposals/retirements	26,502	14,769	—	41,271
Impact of currency translation	—	230	—	230
Accumulated depreciation and impairment at December 31, 2011	(660,764)	(75,102)	—	(735,866)
Net carrying values
At January 1, 2010	1,687,213	139,319	72,366	1,898,898
At December 31, 2010	1,513,264	110,783	354,742	1,978,789
At December 31, 2011	1,653,349	118,361	380,205	2,151,915

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

14. SATELLITES, PROPERTY AND OTHER EQUIPMENT  – (continued)

Substantially all of the Company’s satellites, property and other equipment have been pledged as security as a requirement of our senior secured credit facilities (note 19).

Borrowing costs of $32.0 million arising on financing were capitalized for the year ended December 31, 2011 ($14.6 million — December 31, 2010) and are included in Assets under construction. The average capitalization rate was 8.0%, representing the Company’s weighted average cost of borrowing.

The Company assesses impairment of its satellites, property and other equipment on a quarterly basis, or more frequently if events or changes in circumstances indicate that the carrying values may not be recoverable. The Company’s CGUs hold a combination of certain satellites, property and other equipment and finite life intangible assets. Indefinite life intangible assets and goodwill have not been allocated to the CGUs. No impairment was recognized for the periods ended December 31, 2011 and December 31, 2010.

In 2010, an impairment loss of $7.9 million was reversed on the satellites. The reversal of impairment was mainly due to changes in revenue assumptions. The recoverable amount is calculated using the following assumptions:

	2011	2010
Discount rate	10.75%	10.0%

15. INTANGIBLE ASSETS

	Indefinite life		Finite life
	Orbital slots	Trade name	Revenue backlog	Customer relationships	Customer contract	Transponder rights	Other	Total Intangibles
Cost at January 1, 2010	599,549	17,000	268,433	199,070	—	29,550	4,453	1,118,055
Disposals	—	—	—	—	—	(999)	(2,966)	(3,965)
Impact of currency translation	(1,711)	—	(166)	(1,044)	—	(54)	(29)	(3,004)
Cost at December 31, 2010	597,838	17,000	268,267	198,026	—	28,497	1,458	1,111,086
Additions	—	—	—	—	12,618	—	—	12,618
Impact of currency translation	615	—	70	51	—	—	(123)	613
Cost at December 31, 2011	598,453	17,000	268,337	198,077	12,618	28,497	1,335	1,124,317
Accumulated amortization and impairment at January 1, 2010	(71,370)	—	(77,309)	(34,087)	—	(7,493)	(1,875)	(192,134)
Amortization	—	—	(32,952)	(11,021)	—	(4,387)	(797)	(49,157)
Retirements	—	—	—	—	—	999	2,468	3,467
Reversal of impairment	71,269	—	—	—	—	—	—	71,269
Impact of currency translation	—	—	34	937	—	38	7	1,016
Accumulated amortization and impairment at December 31, 2010	(101)	—	(110,227)	(44,171)	—	(10,843)	(197)	(165,539)
Amortization	—	—	(27,930)	(11,005)	(39)	(4,109)	(86)	(43,169)
Impairment	(19,468)		—	—	—	—	—	(19,468)
Impact of currency translation	1	—	(55)	(22)	—	—	13	(63)
Accumulated amortization and impairment at December 31, 2011	(19,568)	—	(138,212)	(55,198)	(39)	(14,952)	(270)	(228,239)
Net carrying values
At January 1, 2010	528,179	17,000	191,124	164,983	—	22,057	2,578	925,921
At December 31, 2010	597,737	17,000	158,040	153,855	—	17,654	1,261	945,547
At December 31, 2011	578,885	17,000	130,125	142,879	12,579	13,545	1,065	896,078

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

15. INTANGIBLE ASSETS  – (continued)

The orbital slots represent a right to operate satellites in a given longitudinal coordinate in space, where geostationary orbit may be achieved. They are limited in availability and represent a scarce resource. Usage of orbital slots is licensed through the International Telecommunications Union. Satellite operators can generally expect, with a relatively high level of certainty, continued occupancy of an assigned orbital slot either during the operational life of an existing orbiting satellite or upon replacement by a new satellite once the operational life of the existing orbiting satellite is over. As a result of the “expectancy right” to maintain the once awarded orbital slots, an indefinite life is typically associated with orbital slots.

The Company’s trade name has a long and established history, a strong reputation and has been synonymous with quality and growth within the satellite industry. It has been assigned an indefinite life because of expected ongoing future use.

The following are the remaining useful lives of significant intangible assets:

Revenue backlog	1 – 13 years
Customer relationships	7 – 17 years
Transponder rights	1 – 10 years
Customer contract	15 years
Concession rights	12 years
Patent	14 years

Substantially all of the Company’s intangible assets have been pledged as security as a requirement of our senior secured credit facilities.

Impairment

Finite life intangible assets are assessed annually and are included with the Company’s CGUs (see note 3). Indefinite life intangible assets are tested for impairment at the individual asset level (see note 3). The annual impairment test was performed in the fourth quarter of 2011 and 2010, and at the IFRS transition date.

In 2010, an impairment loss of $71.3 million was reversed on the orbital slots. The impairment was originally recorded in 2008 when discount rates were high due to liquidity issues in the credit markets. The subsequent decrease in discount rates, as well as changes in revenue projections and gross margin assumption positively impacted the valuation of the orbital slots in 2010. In 2011, an impairment loss of $19.5 million was recognized on the orbital slots (2010 — no impairment loss) mainly due to an increase in discount rates.

The recoverable amount is calculated using the following assumptions

	2011	2010
Discount rate	10.75%	10.0%

16. GOODWILL

The Company carries goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarter of 2011 and 2010 in accordance with the policy described in note 3. In addition, goodwill was tested for impairment for purposes of the opening IFRS balance sheet. No impairment was recognized. The Company’s recoverable amount exceeded the carrying value therefore, no

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

16. GOODWILL  – (continued)

impairment was recognized for the period. The most significant assumptions used in the impairment test were as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Discount rate	10.75%	10.0%	9.5%
Terminal year growth rate	3.0%	3.0%	3.0%

Some of the more sensitive assumptions used including the forecasted cash flows and the discount rate could have yielded different estimates of recoverable amount. Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis. Had different estimates been used, it could have resulted in a lower fair value and there could have been a risk of failing the goodwill impairment test.

17. OTHER CURRENT LIABILITIES

	December 31, 2011	December 31, 2010	January 1, 2010
Deferred revenue	66,588	61,732	70,109
Decommissioning liabilities	151	166	1,024
Other	1,138	747	988
	67,877	62,645	72,121

18. OTHER LONG-TERM LIABILITIES

	December 31, 2011	December 31, 2010	January 1, 2010
Deferred revenue	342,281	315,583	322,384
Net defined benefit plan obligations (see note 25)	67,605	30,801	23,664
Uncertain tax positions	6,795	7,585	7,086
Unfavorable backlog	1,785	3,922	7,145
Unfavorable leases	769	969	1,174
Decommissioning liabilities	1,461	1,367	14
Other	1,806	1,634	2,182
	422,502	361,861	363,649

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

19. INDEBTEDNESS

	December 31, 2011	December 31, 2010	January 1, 2010
Senior secured credit facilities(a):
Revolving facility	—	—	—
The Canadian term loan facility	80,000	170,000	185,000
The U.S. term loan facility (December 31, 2011 – USD $1,684,800, December 31, 2010 – USD $1,702,350, January 1, 2010 – USD $1,719,900)	1,720,686	1,698,945	1,811,399
The U.S. term loan II facility (December 31, 2011 – USD $144,725, December 31, 2010 – USD $146,225, January 1, 2010 – USD $147,725)	147,808	145,933	155,584
Senior Notes (USD $692,825)(b)	707,582	691,439	729,683
Senior Subordinated Notes (USD $217,175)(c)	221,801	216,741	228,729
	2,877,877	2,923,058	3,110,395
Less: deferred financing costs and prepayment options(d)	(43,251)	(54,408)	(64,973)
	2,834,626	2,868,650	3,045,422
Less: current portion (net of deferred financing costs)	(86,495)	(96,848)	(23,602)
Long-term portion	2,748,131	2,771,802	3,021,820

(a)	The senior secured credit facilities are secured by substantially all of Telesat’s assets. Under the terms of these facilities, Telesat is required to comply with certain covenants including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions, and restrictions on transactions with affiliates. The financial covenant ratios include total debt to EBITDA for covenant purposes (earnings before interest, taxes, depreciation, amortization and other charges) and EBITDA for covenant purposes to interest expense. Both financial covenant ratios tighten over the term of the credit facility. At December 31, 2011, Telesat was in compliance with all of the required covenants.

Each tranche of the credit facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally an annual amount representing 1% of the initial aggregate principal amount, payable quarterly. The senior secured credit facility has several tranches which are described below:

(i)	A revolving Canadian dollar denominated credit facility (the “revolving facility”) of up to $153 million is available to Telesat. This revolving facility matures on October 31, 2012 and is available to be drawn at any time. The drawn loans bear interest at the prime rate or LIBOR or Bankers’ Acceptance plus an applicable margin of 125 to 225 basis points per annum. Undrawn amounts under the facility are subject to a commitment fee. As of December 31, 2011, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.
(ii)	The Canadian term loan facility was initially a $200 million facility denominated in Canadian dollars, with a maturity date of October 31, 2012. Loans under this facility bear interest at a floating rate of the Bankers’ Acceptance rate plus an applicable margin of 275 basis points per annum. The required repayments on the Canadian term loan facility are as follows:

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

19. INDEBTEDNESS  – (continued)

Principal Repayments
2012	80,000

The payments are generally made quarterly in varying amounts. The average interest rate was 4.13% for the year ended December 31, 2011 (December 31, 2010 — 3.63%). This facility had $80 million outstanding at December 31, 2011.

(iii)	The U.S. term loan was initially a $1,755 million facility denominated in U.S. dollars, bears interest at LIBOR plus an applicable margin of 300 basis points per annum, and has a maturity of October 31, 2014. The weighted average effective interest rate was 3.72% for the year ended December 31, 2011 (December 31, 2010 — 3.76%). The loan had U.S. $1,685 million outstanding at December 31, 2011. Principal repayments of U.S. $4.4 million are made on a quarterly basis, with a lump sum repayment of the remaining balance payable on the maturity date.
(iv)	The U.S. term loan II was initially a $150 million delayed draw facility denominated in U.S. dollars, bears interest at LIBOR plus an applicable margin of 300 basis points per annum, and has a maturity of October 31, 2014. The weighted average effective interest rate was 3.73% for the year ended December 31, 2011 (December 31, 2010 — 3.77%). The facility had U.S. $145 million outstanding at December 31, 2011. Principal repayments of U.S. $0.4 million are made on a quarterly basis, with a lump sum repayment of the remaining balance payable on the maturity date.
(b)	The Senior Notes bear interest at an annual rate of 11.0% and are due November 1, 2015. The Senior Notes include covenants or terms that restrict Telesat’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel the Company’s satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture. The weighted average effective interest rate was 11.37% for the year ended December 31, 2011 (December 31, 2010 — 11.56%).
(c)	The Senior Subordinated Notes bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict Telesat’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel the Company’s satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture. The weighted average effective interest rate was 12.66% for the year ended December 31, 2011 (December 31, 2010 — 12.88%).
(d)	The U.S. term loan facilities, Senior Notes and Senior Subordinated Notes are presented on the balance sheet net of related deferred financing costs of $49.4 million (December 31, 2010 — $61.6 million, January 1, 2010 — $73.1 million). The indentures agreement for the Senior Notes and Senior Subordinated Notes contain provisions for certain prepayment options which were fair valued at the time of debt issuance (note 23). The initial fair value impact of the prepayment options on the Senior Notes and Senior Subordinated Notes was an increase to the liabilities of $6.5 million and $2.7 million, respectively. These liability amounts are subsequently amortized using the effective interest rate method with carrying amounts of $4.1 million and $2.1 million respectively, at December 31, 2011 (December 31, 2010 — $4.9 million and $2.3 million, January 1, 2010 — $5.6 million and $2.5 million).

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

19. INDEBTEDNESS  – (continued)

The short-term and long-term portions of deferred financing costs and prepayment options are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Short-term deferred financing costs	12,961	12,165	11,462
Long-term deferred financing costs	36,468	49,433	61,593
	49,429	61,598	73,055
Long-term prepayment option – Senior Notes	(4,133)	(4,928)	(5,631)
Long-term prepayment option – Senior Subordinated Notes	(2,045)	(2,262)	(2,451)
	(6,178)	(7,190)	(8,082)
Total deferred financing costs and prepayment options	43,251	54,408	64,973

The outstanding balance of indebtedness, excluding deferred financing costs and prepayment options, will be repaid as follows (in millions of Canadian dollars):

2012	2013	2014	2015	Thereafter	Total
99.5	19.4	1,829.6	707.6	221.8	2,877.9

20. SENIOR PREFERRED SHARES

Telesat issued 141,435 senior preferred shares with an issue price of $1,000 per Senior Preferred Share on October 31, 2007. The Senior Preferred Shares rank in priority, with respect to the payment of dividends and return of capital upon liquidation, dissolution or winding-up, ahead of the shares of all other classes of Telesat stock which have currently been created, as well as any other shares that may be created that by their terms rank junior to the senior preferred shares. Senior Preferred Shares are entitled to receive cumulative preferential dividends at a rate of 7% per annum on the Liquidation Value, being $1,000 per Senior Preferred Share plus all accrued and unpaid dividends (8.5% per annum following a Performance Failure, being a failure to pay annual dividends in cash or in Holding PIK Preferred Stock in any year, while such failure is continuing, the failure to redeem the Holding PIK Preferred Stock when submitted for redemption on or after the twelfth anniversary of the date of issue, or the failure to redeem Holding PIK Preferred Stock for which an offer of redemption is accepted following a Change of Control). Such annual dividend may be paid in cash, subject to the requirements of the Canada Business Corporations Act (the “CBCA”), if such payment is permitted under the terms of (i) the senior secured credit facilities and (ii) the indentures governing the notes. If the cash payment is not permitted under the terms of the senior secured credit facilities, the dividends will be paid, subject to the requirements of the CBCA, in senior preferred shares based on an issue price of $1,000 per Senior Preferred Share. Dividends of $1.7 million have been accrued at December 31, 2011 (December 31, 2010 — $2.1 million, January 1, 2010 — $25.1 million).

The Senior Preferred Shares may be submitted by the holder for redemption on or after the twelfth anniversary of the date of issue, subject to compliance with law. Upon a change of control which occurs after the fifth anniversary of the issue of the Senior Preferred Shares, or on the fifth anniversary if a change of control occurs prior to the fifth anniversary of the issue, Telesat must make an offer of redemption to all holders of Senior Preferred Shares, and must redeem any Senior Preferred Shares for which the offer of redemption is accepted within 25 days of such offer. As a result, the Senior Preferred Shares have been classified as a liability on the consolidated balance sheet and dividends have been classified as interest expense on the statement of income (note 9).

The holders of the Senior Preferred Shares are not entitled to receive notice of or to vote at any meeting of shareholders of the Company except for meetings of the holders of the Senior Preferred Shares as a class, called to amend the terms of the Senior Preferred Shares, or otherwise as required by law.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

21. SHARE CAPITAL

There was no change in share capital in the period of January 1, 2010 to December 31, 2011.

At December 31, 2011	Number of shares	Stated Value ($)
Common Shares	74,252,460	756,414
Voting Participating Preferred Shares	7,034,444	117,388
Non-Voting Participating Preferred Shares	35,953,824	424,366
Director Voting Preferred Shares	1,000	10
Total share capital		1,298,178

The authorized share capital of the Company is comprised of: (i) an unlimited number of common shares, of voting participating preferred shares, of non-voting participating preferred shares, of redeemable common shares, and of redeemable non-voting participating preferred shares, (ii) 1,000 director voting preferred shares, and (iii) 325,000 senior preferred shares (note 20). None of the redeemable common shares or redeemable non-voting participating preferred shares have been issued as at December 31, 2011. The Company’s share based compensation plan has authorized the grant of up to 8,824,646 options to purchase non-voting participating preferred shares (see note 24).

Common Shares

The holders of the common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each common share held on all matters at all such meetings, except in respect of a class vote applicable only to the shares of any other class, in respect of which the common shareholders shall have no right to vote. The holders of the common shares are entitled to receive dividends as may be declared by the Board of Directors of the Company, and are entitled to share in the distribution of the assets of the Company upon liquidation, winding-up or dissolution, subject to the rights, privileges and conditions attaching to any other class of shares ranking in order of priority. The common shares are convertible at the holders’ option, at any time, into voting participating preferred shares or non-voting participating preferred shares, on a one-for-one basis. The common shares have no par value.

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

The voting participating preferred shares have no par value.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

21. SHARE CAPITAL  – (continued)

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

The non-voting participating preferred shares have no par value.

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

The director voting preferred shares have a nominal stated value.

22. CAPITAL DISCLOSURES

Telesat is a privately held company with registered debt in the United States. The Company’s financial strategy is designed to maintain compliance with its financial covenants under its senior secured credit facility (see note 19), and to maximize returns to its shareholders and other stakeholders. Telesat meets these objectives through regular monitoring of its financial covenants and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2010.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

22. CAPITAL DISCLOSURES  – (continued)

Telesat defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs and prepayment options as detailed in note 19).

The Company’s capital at the end of the year was as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Shareholders’ equity (excluding reserves)	1,668,170	1,461,982	1,185,361
Debt financing (excluding deferred financing costs and prepayment options)	2,877,877	2,923,058	3,110,395

Telesat manages its capital by measuring the financial covenant ratios contained in its senior secured credit agreement (the “credit agreement”), dated October 31, 2007 and which terminates in October 2014. As of December 31, 2011, the Company was subject to three financial covenant compliance tests: a maximum Consolidated Total Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test, a minimum Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio test and a maximum Permitted Capital Expenditure Amount test. Compliance with financial covenants is measured on a quarterly basis, except for the maximum Permitted Capital Expenditure Amount which is only measured at the end of every fiscal year.

As of December 31, 2011, Telesat’s Consolidated Total Debt to Consolidated EBITDA for covenant purposes ratio, for credit agreement compliance purposes, was 4.39:1 (December 31, 2010 — 4.59:1), which was less than the maximum test ratio of 6.25:1. The Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.74:1 (December 31, 2010 — 2.63:1), which was greater than the minimum test ratio of 1.70:1. The compliance test ratios become more restrictive over the term of the credit agreement.

The maximum Permitted Capital Expenditure Amount varies in each fiscal year with the opportunity to carry forward or carry back unused amounts based on conditions specified in the credit agreement. An additional amount of U.S. $500 million is also available over the term of the credit agreement for the construction or acquisition of up to four new satellites. For the fiscal year ended December 31, 2011, the Company’s Capital Expenditure Amount, as defined in the credit agreement, was $341.5 million and was in compliance with the credit agreement.

As part of the on-going monitoring of Telesat’s compliance with its financial covenants, interest rate risk due to variable interest rate debt is managed through the use of interest rate swaps (note 23), and foreign exchange risk exposure arising from principal and interest payments on Telesat’s debt is partially managed through a cross currency basis swap (note 23). In addition, the Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management.

23. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at the balance sheet date of December 31, 2011.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At December 31, 2011, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $474 million (December 31, 2010 — $350 million, January 1, 2010 — $253 million). Cash and cash equivalents are invested with high quality investment grade financial

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. FINANCIAL INSTRUMENTS  – (continued)

institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

It is expected that the counterparties to the Company’s financial assets will be able to meet their obligations as they are institutions with strong credit ratings. Telesat regularly monitors the credit risk and credit exposure.

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to trade receivables. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Telesat’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As a result, Telesat considers the credit quality of its North American customers to be high; however due to the additional complexities of collecting from its International customers the Company considers the credit quality of its International customers to be lower than the North American customers. At December 31, 2011, North American and International customers made up 36% and 64% of the outstanding trade receivable balance, respectively (December 31, 2010 — 38% and 62%, January 1, 2010 — 39% and 61%). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at December 31, 2011 was $3.7 million (December 31, 2010 — $7.1 million, January 1, 2010 — $8.7 million).

Foreign Exchange Risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. At December 31, 2011, approximately $2,798 million of the $2,878 million total debt financing (before netting of deferred financing costs and prepayment options) is the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt.

The Company has entered into a cross currency basis swap to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. At December 31, 2011, the Company had a cross currency basis swap of $1,175 million (December 31, 2010 — $1,187 million, January 1, 2010 — $1,200 million) which required the Company to pay Canadian dollars to receive U.S. $1,012 million (December 31, 2010 —  U.S. $1,022 million, January 1, 2010 — U.S. $1,033 million). At December 31, 2011, the fair value of this derivative contract was a liability of $160.4 million (December 31, 2010 — liability of $192.5 million, January 1, 2010 — liability of $137.1 million). The non-cash loss will remain unrealized until the contract is settled. This contract is due on October 31, 2014.

Telesat uses forward contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites. At December 31, 2011, the Company had no outstanding foreign exchange contracts. At December 31, 2010, the Company had nine outstanding foreign exchange contracts which required the Company to pay $188.3 million Canadian dollars (January 1, 2010 — $21.5 million) to receive U.S. $185.0 million (January 1, 2010 — U.S. $20.0 million) for future capital expenditures and interest payments. At December 31, 2010, the fair value of the derivative contracts was a liability of $2.6 million (January 1, 2010 — $0.4 million).

The Company’s main currency exposures as at December 31, 2011 lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness.

As at December 31, 2011, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by approximately $158 million and increased (decreased) other comprehensive income by $1 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. FINANCIAL INSTRUMENTS  – (continued)

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest Telesat is required to pay. Telesat uses interest rate swaps to economically hedge the interest rate risk related to variable rate debt financing. At December 31, 2011, the Company had a series of three interest rate swaps to fix interest on $930 million of Canadian dollar denominated debt at average fixed rates ranging from 3.02% to 3.5%. As at December 31, 2011, the fair value of these derivative contracts was a liability of $53.1 million (December 31, 2010 — liability of $49.4 million, January 1, 2010 — liability of $47.7). The contracts mature by October 31, 2014.

If the interest rates on the unhedged variable rate debt change by 0.25% this would result in a change in the net income of approximately $2.0 million for the year ended December 31, 2011.

Liquidity Risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following are the contractual maturities of financial liabilities as at December 31, 2011:

In millions of Canadian dollars	Carrying amount	Contractual cash flows (undiscounted)	2012	2013	2014	2015	2016	After 2016
Trade and other payables	45,156	45,156	45,156	—	—	—	—	—
Customer and other deposits	4,822	4,822	2,882	907	999	34	—	—
Deferred satellites performance incentive payments	69,898	98,594	15,661	8,416	8,414	8,435	8,481	49,187
Dividends payable on senior preferred shares (note 20)	1,650	1,650	1,650	—	—	—	—	—
Promissory note payable to Loral (note 29)	21,141	21,141	—	—	—	—	—	21,141
Tax indemnification payable to Loral (note 29)	7,111	7,111	—	7,111	—	—	—	—
Other financial liabilities	3,708	3,708	2,151	1,557	—	—	—	—
Long-term indebtedness	2,905,023	3,552,922	289,933	186,635	1,985,962	813,141	27,725	249,526
Interest rate swaps	53,101	52,762	18,658	18,607	15,497	—	—	—
Cross currency basis swap	160,373	76,604	27,247	26,907	22,450	—	—	—
	3,271,983	3,864,470	403,338	250,140	2,033,322	821,610	36,206	319,854

The carrying value of the deferred satellites performance incentive payments includes $2.5 million interest payable. The carrying value of the long-term indebtedness includes $21.0 million of interest payable and excludes $49.4 million of financing costs.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. FINANCIAL INSTRUMENTS  – (continued)

Financial assets and liabilities recorded in the balance sheet were as follows:

December 31, 2011	Loans and receivables	Held for Trading – FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	277,962	—	—	277,962	277,962
Trade and other receivables	46,789	—	—	46,789	46,789
Other financial assets – current	7,010	—	—	7,010	7,010
Other financial assets – long-term	7,977	134,431	—	142,408	142,408
Trade and other payables	—	—	(45,156)	(45,156)	(45,156)
Other financial liabilities – current	—	(42,204)	(40,784)	(82,988)	(85,549)
Other financial liabilities – long-term	—	(171,270)	(88,513)	(259,783)	(255,225)
Indebtedness (excluding deferred financing costs) (note 19)	—	—	(2,884,056)	(2,884,056)	(2,943,132)
Senior preferred shares (note 20)	—	—	(141,435)	(141,435)	(143,265)
Total	339,738	(79,043)	(3,199,944)	(2,939,249)	(2,998,158)

December 31, 2010	Loans and receivables	Held for Trading – FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	220,295	—	—	220,295	220,295
Trade and other receivables	44,083	—	—	44,083	44,083
Other financial assets – current	6,944	—	—	6,944	6,944
Other financial assets – long-term	6,226	72,405	—	78,631	78,631
Trade and other payables	—	—	(49,974)	(49,974)	(49,974)
Other financial liabilities – current	—	(63,199)	(40,883)	(104,082)	(104,012)
Other financial liabilities – long-term	—	(181,255)	(84,374)	(265,629)	(263,456)
Indebtedness (excluding deferred financing costs) (note 19)	—	—	(2,930,248)	(2,930,248)	(3,067,412)
Senior preferred shares (note 20)	—	—	(141,435)	(141,435)	(153,978)
Total	277,548	(172,049)	(3,246,914)	(3,141,415)	(3,288,879)

January 1, 2010	Loans and receivables	Held for Trading – FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	154,189	—	—	154,189	154,189
Trade and other receivables	70,200	—	—	70,200	70,200
Other financial assets – current	7,317	—	—	7,317	7,317
Other financial assets – long-term	5,819	15,914	—	21,733	21,733
Trade and other payables	—	—	(43,413)	(43,413)	(43,413)
Other financial liabilities – current	—	(57,129)	(44,995)	(102,124)	(102,470)
Other financial liabilities – long-term	—	(128,157)	(111,668)	(239,825)	(237,226)
Indebtedness (excluding deferred financing costs) (note 19)	—	—	(3,118,477)	(3,118,477)	(3,104,151)
Senior preferred shares (note 20)	—	—	(141,435)	(141,435)	(174,466)
Total	237,525	(169,372)	(3,459,988)	(3,391,835)	(3,408,287)

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. FINANCIAL INSTRUMENTS  – (continued)

Fair Value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The fair value hierarchy is as follows:

Level 1 based on quoted prices in active markets for identical assets or liabilities.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $66.5 million (December 31, 2010 — $91.1 million, January 1, 2010 — $64.5 million) of short-term investments classified as Level 2 in the fair value hierarchy. The fair value of the indebtedness is based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs. The indebtedness and senior preferred shares are classified as Level 2 in the fair value hierarchy.

Fair value of derivative financial instruments

The current and long term portions of the fair value of the Company’s derivative assets and liabilities, at each of the balance sheet dates, and the fair value methodologies used to calculate those values were as follows:

December 31, 2011	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	—	(23,637)	(136,736)	(160,373)	Level 2
Interest rate swaps	—	(18,567)	(34,534)	(53,101)	Level 2
Forward foreign exchange contracts	—		—	—	Level 2
Prepayment option embedded derivatives	134,431	—	—	134,431	Level 2
	134,431	(42,204)	(171,270)	(79,043)

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

23. FINANCIAL INSTRUMENTS  – (continued)

December 31, 2010	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	—	(29,349)	(163,107)	(192,456)	Level 2
Interest rate swaps	—	(31,279)	(18,148)	(49,427)	Level 2
Forward foreign exchange contracts	—	(2,571)	—	(2,571)	Level 2
Prepayment option embedded derivatives	72,405	—	—	72,405	Level 2
	72,405	(63,199)	(181,255)	(172,049)

January 1, 2010	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	—	(16,763)	(120,343)	(137,106)	Level 2
Interest rate swaps	—	(39,930)	(7,814)	(47,744)	Level 2
Forward foreign exchange contracts	—	(436)	—	(436)	Level 2
Prepayment option embedded derivatives	15,914	—	—	15,914	Level 2
	15,914	(57,129)	(128,157)	(169,372)

Reconciliation of fair value of derivative assets and liabilities
Opening fair value, January 1, 2010	(169,372)
Unrealized losses on derivatives	(13,955)
Realized gains on derivatives:
Cross currency basis swap	1,183
Interest rate swaps	—
Forward foreign exchange contracts	1,604
Impact of foreign exchange	8,491
Fair value, December 31, 2010	(172,049)
Unrealized gains on derivatives	87,914
Realized gains on derivatives:
Cross currency basis swap	1,895
Interest rate swaps	—
Forward foreign exchange contracts	8,776
Impact of foreign exchange	(5,579)
Fair value, December 31, 2011	(79,043)

24. SHARE BASED COMPENSATION PLANS

Telesat Holdings Stock Option Incentive Plan

On September 19, 2008, Telesat adopted a stock option incentive plan (the “stock option plan”) for certain key employees of the Company and its subsidiaries. The stock option plan provides for the grant of up to 8,824,646 options to purchase non-voting participating preferred shares of Telesat Holdings Inc., convertible into common shares.

Two different types of stock options can be granted under the stock option plan: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five year period by 20% increments on October 31st of each year, starting in 2008. The vesting amount is prorated for optionees whose employment with the Company or its subsidiaries commenced after October 31, 2007. The performance-vesting options become vested and exercisable over a five year period starting March 31, 2009, provided the Company has achieved or exceeded an annual or cumulative target consolidated EBITDA established and communicated on the grant date by the Board of Directors.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

24. SHARE BASED COMPENSATION PLANS  – (continued)

The Company expenses the fair value of stock options that are expected to vest over the vesting period using the Black-Scholes option pricing model. The share-based compensation expense is included in operating expenses.

The exercise periods of the stock options expire ten years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the Board of Directors on the grant date, and the fair market value of a non-voting participating preferred share on the grant date.

The movement in the number of stock options outstanding and their related weighted-average exercise prices are as follows:

	Time Vesting Option Plans		Performance Vesting Option Plan
	Number of Options	Weighted-Average Exercise Price ($)	Number of Options	Weighted- Average Exercise Price ($)
Outstanding December 31, 2011	7,265,952	11.08	1,407,672	11.12
Options exercisable at December 31, 2011	5,666,287		687,698
Weighted-average remaining life	6 years		6 years
Outstanding December 31, 2010	7,265,952	11.08	1,407,672	11.12
Options exercisable at December 31, 2010	4,173,018		526,252
Weighted-average remaining life	7 years		7 years
Outstanding January 1, 2010	7,303,705	11.07	1,453,814	11.07
Options exercisable at January 1, 2010	2,740,969		162,091
Weighted-average remaining life	8 years		8 years

During 2011 no options were granted, forfeited, exercised or expired.

The compensation expense, number of stock options granted, weighted-average fair value per option granted and the assumptions used to determine the share-based compensation expense using the Black-Scholes option pricing model were as follows:

	December 31, 2011	December 31, 2010
Compensation expense (credited to equity-settled employee benefits reserve)	2,654	4,667
Number of stock options granted	—	22,372
Weighted-average fair value per option granted ($)	—	16.50
Weighted average assumptions:
Dividend yield	—	—
Expected volatility	—	31.10%
Risk-free interest rate	—	3.85%
Expected life (years)	—	10

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. EMPLOYEE BENEFIT PLANS

The Company’s net defined benefit plan expense included in operating expense consisted of the following elements:

	Defined benefit pension plans		Other post-employment benefit plans
Year ended December 31,	2011	2010	2011	2010
Current service cost	3,844	2,630	299	232
Interest cost	9,687	9,655	1,183	1,237
Expected return on plan assets	(10,708)	(10,231)	—	—
Net defined benefit plan expense	2,823	2,054	1,482	1,469

The Company’s funding policy is to make contributions to its pension funds based on actuarial cost methods as permitted by pension regulatory bodies. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equity securities, fixed income instruments and short-term investments.

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

	December 31, 2011	December 31, 2010	January 1, 2010
Balance sheet obligations for:
Pension benefits	43,266	9,209	1,231
Other post-employment benefits	24,339	21,592	22,433
	67,605	30,801	23,664

The amounts recognized in the balance sheet are determined as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
	Pension	Other	Pension	Other	Pension	Other
Present value of funded obligations	211,872	—	174,662	—	151,063	—
Fair value of plan assets	169,808	—	166,235	—	150,746	—
	42,064	—	8,427	—	317	—
Present value of unfunded obligations	1,202	24,339	782	21,592	914	22,433
Liability in the balance sheet	43,266	24,339	9,209	21,592	1,231	22,433

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. EMPLOYEE BENEFIT PLANS  – (continued)

The changes in the defined benefit obligations and in the fair value of plan assets and the funded status of the defined benefit plans were as follows:

	December 31, 2011
Pension and other benefits	Pension	Other	Total
Change in benefit obligations
Defined benefit obligation, January 1, 2011	175,444	21,592	197,036
Current service cost	3,844	299	4,143
Interest cost	9,687	1,183	10,870
Actuarial (gains) losses	30,541	2,222	32,763
Benefits paid	(7,825)	(990)	(8,815)
Contributions by plan participants	1,383	33	1,416
Plan amendments	—	—	—
Defined benefit obligation, December 31, 2011	213,074	24,339	237,413

	December 31, 2011
Pension and other benefits	Pension	Other	Total
Change in fair value of plan assets
Fair value of plan assets, January 1, 2011	166,235	—	166,235
Expected return on plan assets	10,708	—	10,708
Actuarial gains (losses)	(8,800)	—	(8,800)
Benefits paid	(7,825)	(990)	(8,815)
Contributions by plan participants	1,383	33	1,416
Contributions by employer	8,107	957	9,064
Fair value of plan assets, December 31, 2011	169,808	—	169,808
Funded status
Plan surplus (deficit)	(43,266)	(24,339)	(67,605)
Accrued benefit asset (liability)	(43,266)	(24,339)	(67,605)

	December 31, 2010
Pension and other benefits	Pension	Other	Total
Change in benefit obligations
Defined benefit obligation, January 1, 2010	151,977	22,433	174,410
Current service cost	2,630	232	2,862
Interest cost	9,665	1,237	10,902
Actuarial (gains) losses	19,165	(1,250)	17,915
Benefits paid	(9,379)	(856)	(10,235)
Contributions by plan participants	1,386	32	1,418
Plan amendments	—	(236)	(236)
Defined benefit obligation, December 31, 2010	175,444	21,592	197,036

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. EMPLOYEE BENEFIT PLANS  – (continued)

	December 31, 2010
Pension and other benefits	Pension	Other	Total
Change in fair value of plan assets
Fair value of plan assets, January 1, 2010	150,746	—	150,746
Expected return on plan assets	10,231	—	10,231
Actuarial gains (losses)	5,108	—	5,108
Benefits paid	(9,379)	(856)	(10,235)
Contributions by plan participants	1,386	32	1,418
Contributions by employer	8,143	824	8,967
Fair value of plan assets, December 31, 2010	166,235	—	166,235
Funded status
Plan surplus (deficit)	(9,209)	(21,592)	(30,801)
Accrued benefit asset (liability)	(9,209)	(21,592)	(30,801)

The major categories of plan assets as a percentage of total plans assets and the expected rate of return on assets at the end of the reporting period for each category are as follows:

	Expected return		Fair value of plan assets
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Equity securities	8.4%	7.9%	59%	61%
Fixed income instruments	4.4%	4.6%	39%	36%
Short-term investments	3.4%	2.7%	2%	3%
Weighted average of expected return	6.7%	6.6%	100%	100%

Plan assets are valued as at the measurement date of December 31 each year. The overall expected rate of return is a weighted average of the expected returns of the various investment categories held in the asset portfolio. The Management Level Pension Fund Investment Committee and Investment Managers’ assessment of the expected returns is based on historical average return trends and market predictions.

The actual return on plan assets for the year ended December 31, 2011 was $1.9 million (December 31, 2010 — $15.4 million).

The experience adjustments on plan liabilities for the year ended December 31, 2011 was a loss of $1.0 million (December 31, 2010 — gain of $1.7 million). The experience adjustments on plan assets for the year ended December 31, 2011 was a loss of $8.8 million (December 31, 2010 — gain of $5.1 million).

The significant weighted-average assumptions adopted in measuring the Company’s pension and other benefit obligations were as follows:

	Pension	Other
	December 31, 2011
Accrued benefit obligation
Discount rate	4.5%	4.5%
Benefit costs for the periods ended
Discount rate	5.5%	5.5%
Expected long-term rate of return on plan assets	6.5%	—
Future salary increase	3.0%	—
Pre and post retirement pension increase	1.1%	—

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

25. EMPLOYEE BENEFIT PLANS  – (continued)

For measurement purposes, the medical trend rate for drugs was assumed to be 10.5% for 2011, decreasing by 1% per annum, to a rate of 4.5% per annum in 2016. The health care cost trend rate was assumed to be 9% grading down to 5% in 2019. Other medical trend rates were assumed to be 4.5%.

Actuarial gains and losses recognized in other comprehensive income:

	2011			2010
	Pension	Other	Total	Pension	Other	Total
Cumulative amount at January 1	(10,505)	1,055	(9,450)	—	—	—
Recognized during the year, net of taxes (2011 – $10,486; 2010 – $3,357)	(29,614)	(1,463)	(31,077)	(10,505)	1,055	(9,450)
Cumulative amount at December 31	(40,119)	(408)	(40,527)	(10,505)	1,055	(9,450)

Sensitivity of assumptions

The impact of a hypothetical 1% change in the health care cost trend rate on the other post-retirement benefit obligation and the aggregate of service and interest cost would have been as follows:

	Benefit obligation	Aggregate of service and interest cost
As reported	24,339	1,482
Impact of increase of 1% point	2,011	146
Impact of decrease of 1% point	(1,706)	(121)

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

The Company expects to make contributions of $8.9 million to the defined benefit plans during the next fiscal year.

26. SUPPLEMENTAL CASH FLOW INFORMATION

	December 31, 2011	December 31, 2010	January 1, 2010
Cash and cash equivalents is comprised of:
Cash	86,500	129,217	89,679
Short term investments, original maturity three months or less	66,547	91,078	64,510
Restricted cash(a)	124,915	—	—
	277,962	220,295	154,189

(a)	The insurance proceeds received for the settlement of the Telstar 14R/Estrela do Sul 2 claim are restricted in use, and will be used to repay a portion of the Company’s Credit Facility or reinvested in satellite procurements in accordance with the terms and conditions of the Credit Agreement. The restricted amount is expected to be used within the next twelve months.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

26. SUPPLEMENTAL CASH FLOW INFORMATION  – (continued)

The net change in operating assets and liabilities shown in the consolidated statements of cash flows is comprised of the following:

At December 31	2011	2010
Trade and other receivables	(1,668)	21,884
Financial assets	(1,604)	(541)
Other assets	(4,335)	(1,295)
Trade and other payables	(196)	(22,484)
Financial liabilities	(2,061)	(20,249)
Other liabilities	(3,249)	(7,130)
	(13,113)	(29,815)

At December 31	2011	2010
Non-cash investing and financing activities are comprised of:
Purchase of satellites, property and other equipment	24,441	24,775

27. COMMITMENTS AND CONTINGENT LIABILITIES

Off balance sheet commitments include operating leases, commitments for future capital expenditures and other future purchases.

Off balance sheet commitments	2012	2013	2014	2015	2016	Thereafter	Total
Operating lease commitments	6,830	6,478	5,824	5,392	4,805	32,628	61,957
Other operating commitments	21,791	18,285	14,271	7,530	3,377	1,388	66,642
Capital commitments	156,096	—	—	—	—	—	156,096
Total off balance sheet commitments	184,717	24,763	20,095	12,922	8,182	34,016	284,695

Certain of the Company’s offices, warehouses, earth stations, and office equipment are leased under various terms. The aggregate expense related to operating lease commitments for the year ended December 31, 2011 was $7 million (December 31, 2010 - $8.0 million). The expiry terms range from January 2012 to January 2043.

Telesat has entered into contracts for the construction and launch of Nimiq 6 (targeted for launch in 2012) and Anik G1 (targeted for launch in 2012). The total outstanding commitments at December 31, 2011 are in U.S. dollars.

Cash and cash equivalents includes $124.9 million of restricted cash as at December 31, 2011 (December 31, 2010 — zero, January 1, 2010 — zero). The restricted cash can be used for capital expenditures of satellite projects. The restricted cash is as a result of insurance proceeds received for the claim filed in relation to Telstar 14R/Estrela do Sul 2. The insurance proceeds were given as the satellite’s north solar array anomaly has diminished the amount of power available for the satellite’s transponders and reduced the operational life expectancy of the satellite.

Telesat has agreements with various customers for prepaid revenue on several service agreements which take effect when the spacecraft is placed in service. Telesat is responsible for operating and controlling these satellites. Customer prepayments of $408.0 million (December 31, 2010 — $377.1 million, January 1, 2010 — $358.4 million), refundable under certain circumstances, are reflected in other financial liabilities, both current and long-term.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

27. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

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

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007.

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite and reduced its operational life. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. In November 2006, Telesat Canada commenced arbitration proceedings against Boeing, alleging that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. Telesat’s claim seeks approximately $331 million plus costs and post-award interest, a portion of which was in respect of the subrogated rights of its insurers. Boeing has responded by alleging that Telesat Canada failed to obtain what it asserts to be contractually required waivers of subrogation rights such that, if Telesat Canada is successful in obtaining an award which includes an amount in respect of the subrogated rights of the insurers, Boeing is entitled to off-setting damages in that amount, which is approximately $176 million. Boeing also asserts that Telesat Canada owes Boeing performance incentive payments pursuant to the terms of the satellite construction contract in the amount of approximately U.S. $5.5 million plus interest. The arbitration hearing is scheduled to commence in November 2012. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claims and defend its position that no liability is owed Boeing in connection with the dispute and that, in the circumstances of this case, it was not contractually required to obtain waivers of the subrogation rights at issue.

Other than the above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against us or relating to its business which may have, or have had in the recent past, significant effects on Telesat Canada’s financial position or profitability.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

28. SUBSIDIARIES

The list of significant companies included in the scope of consolidation is as follows:

Company	Country	Method of Consolidation	% voting rights December 31, 2011
Telesat Canada	Canada	Fully consolidated	100.00
Infosat Communications LP	Canada	Fully consolidated	100.00
Skynet Satellite Corporation	United States	Fully consolidated	100.00
Telesat Network Services, Inc.	United States	Fully consolidated	100.00
The SpaceConnection Inc.	United States	Fully consolidated	100.00
Telesat Satellite LP	United States	Fully consolidated	100.00
Infosat Able Holdings Inc.	United States	Fully consolidated	100.00
Able Infosat Communications, Inc.	United States	Fully consolidated	100.00
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100.00
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100.00

The percentage of voting rights and interest were the same as at December 31, 2010 and January 1, 2010, respectively.

29. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States, Mr. John P. Cashman and Mr. Colin D. Watson, two Canadian citizens. Red Isle is wholly owned by the Public Sector Pension Investment Board (“PSP Investments”), a Canadian Crown corporation. Loral Holdings is a wholly owned subsidiary of Loral Space & Communications Inc. (“Loral”), a United States publically listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral, Red Isle, Space Systems/Loral (“SSL”), a satellite manufacturer and a wholly owned subsidiary of Loral, XTAR LLC (“XTAR”), a satellite operator and affiliate of Loral, and Loral Canadian Gateway Corporation (“LCGC”), a wholly owned subsidiary of Loral.

On April 11, 2011, Telesat acquired from Loral and LCGC all of its rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, which was manufactured by SSL, and all related agreements. On closing of the transaction, Telesat paid Loral U.S. $13 million ($12.6 million Canadian dollars) for the assumption of Loral’s 15-year revenue contract with Xplornet Communications Inc. for ViaSat-1. In addition Telesat reimbursed Loral and LCGC approximately U.S. $48.2 million of net costs incurred through completion of the sale.

During the year, the Company and its subsidiaries entered into the following transactions with related parties.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

29. RELATED PARTY TRANSACTIONS  – (continued)

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
year ended ended	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Loral
–Revenue	1	166	—	—
–Operating expenses	—	—	4,990	5,245
–Interest expense	—	—	1,291	1,004
-Intangible asset	—	—	12,618	—
Red Isle
–Interest expense	—	—	9,869	12,339
SSL
–Revenue	1,942	2,373	—	—
–Satellite, property and other equipment	—	—	180,853	168,040
–Operating expenses	—	—	1,423	373
XTAR
–Revenue	927	1,017	—	—
LCGC
–Revenue	324	442	—	—
–Satellite, property and other equipment	—	—	4,586	—

The following balances were outstanding at the end of the year:

	Amounts owed by related parties			Amounts owed to related parties
At	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010
Loral
–Trade receivables/payables	—	—	—	—	14	—
–Other long-term financial assets/liabilities	2,387	2,332	2,461	28,252	24,474	19,543
Red Isle
–Other current financial liabilities	—	—	—	1,650	2,075	—
–Other long-term financial liabilities	—	—	—	—	—	25,090
–Senior preferred shares	—	—	—	141,435	141,435	141,435
SSL
–Trade receivable/payable	380	428	1,430	4,758	37	1,230
–Other current financial liabilities	—	—	—	1,047	1,003	—
–Other long-term financial liabilities	—	—	—	15,018	15,469	8,068
XTAR
–Trade receivable/payable	—	—	79	—	—	—

The amounts outstanding are unsecured and will be settled in cash. The related party transactions were made on terms equivalent to those that prevail in arm’s length transactions.

Telesat Holdings Inc.

Notes to the 2011 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)

29. RELATED PARTY TRANSACTIONS  – (continued)

The Company has entered into contracts for the construction of Nimiq 6 and Anik G1 with SSL. The total outstanding commitments at December 31, 2011 were $50.9 million (December 31, 2010 —  $187.4 million, January 1, 2010 — $225.1 million).

Other related party transactions

The Company funds certain defined benefit pension plans as described in note 25. Contributions made to the plans for the year ended December 31, 2011 were $8.1 million (December 31, 2010 — $8.1 million).

Compensation of key management personnel

Key management personnel consists of Board level directors and senior management.

	Year ended 2011	Year ended 2010
Short-term benefits (including salary)	7,309	7,262
Post-employment benefits	720	557
Other-long term benefits	—	—
Termination benefits	—	—
Share-based payments	2,572	4,514
	10,601	12,333

There were no transactions with key management personnel in 2011 and 2010 other than compensation.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 11.0% Senior Notes and the 12.5% Senior Subordinated Notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and certain of its subsidiaries.

The condensed consolidating financial information below for the year ended December 31, 2011 and the year ended December 31, 2010 are presented pursuant to Article 3-10(d) of Regulation S-X. The information presented consists of the operations of Telesat Holdings Inc. Telesat Holdings Inc. primarily holds investments in subsidiaries and equity. Telesat LLC, a U.S. Delaware corporation, is a financing subsidiary that has no assets, liabilities or operations.

The condensed consolidating financial information reflects the investments of Telesat Holdings Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Condensed Consolidating Statement of Income (Loss)
For the year ended December 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	742,728	110,203	20,286	(64,856)	808,361
Operating expenses	—	—	(134,137)	(95,827)	(22,657)	64,856	(187,765)
	—	—	608,591	14,376	(2,371)	—	620,596
Depreciation	—	—	(146,581)	(51,711)	(334)	—	(198,626)
Amortization	—	—	(42,480)	1,541	(82)	—	(41,021)
Other operating gains (losses), net	—	—	116,063	(1,989)	(6)	—	114,068
Operating income (loss)	—	—	535,593	(37,783)	(2,793)	—	495,017
Income (loss) from equity investments	247,144	—	(40,204)	(3,049)	—	(203,891)
Interest (expense) income	(9,869)	—	(219,590)	2,421	(13)	—	(227,051)
Interest and other income	—	—	86	1,465	3	—	1,554
Gain on changes in fair value of financial instruments	—	—	98,585	—	—	—	98,585
(Loss) gain on foreign exchange	—	—	(75,155)	(6,084)	2,395	—	(78,844)
Income (loss) before tax	237,275	—	299,315	(43,030)	(408)	(203,891)	289,261
Tax (expense) benefit	—	—	(52,171)	106	79	—	(51,986)
Net income (loss)	237,275	—	247,144	(42,924)	(329)	(203,891)	237,275

Condensed Consolidating Statement of Income (Loss)
For the year ended December 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	745,689	98,049	23,839	(46,216)	821,361
Operating expenses	—	—	(144,180)	(83,375)	(25,125)	46,216	(206,464)
	—	—	601,509	14,674	(1,286)	—	614,897
Depreciation	—	—	(147,892)	(53,948)	(343)	—	(202,183)
Amortization	—	—	(47,395)	2,126	(199)	—	(45,468)
Other operating losses, net	—	—	75,023	7,995	—	—	83,018
Operating income (loss)	—	—	481,245	(29,153)	(1,828)	—	450,264
Income (loss) from equity investments	298,439	—	(30,096)	(32,013)	—	(236,330)	—
Interest (expense) income	(12,338)	—	(244,372)	125	3	—	(256,582)
Interest and other income (expense)	—	—	4,316	1,517	(81)	—	5,752
Loss on changes in fair value of financial instruments	—	—	(11,168)	—	—	—	(11,168)
Gain (loss) on foreign exchange	—	—	162,921	7,333	(6,288)	—	163,966
Income (loss) before tax	286,101	—	362,846	(52,191)	(8,194)	(236,330)	352,232
Tax expense	—	—	(64,407)	(1,169)	(555)	—	(66,131)
Net income (loss)	286,101	—	298,439	(53,360)	(8,749)	(236,330)	286,101

Condensed Consolidating Balance Sheet
As at December 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	—	—	256,837	18,654	2,471	—	277,962
Trade and other receivables	—	—	27,010	18,670	1,109	—	46,789
Other current financial assets	—	—	26	255	6,729	—	7,010
Intercompany receivable	—	—	349,662	137,658	148,153	(635,473)	—
Prepaid expenses and other current assets	—	—	14,052	8,019	55	—	22,126
Total current assets	—	—	647,587	183,256	158,517	(635,473)	353,887
Satellites, property and other equipment	—	—	1,808,997	340,992	1,926	—	2,151,915
Other long-term financial assets	—	—	141,084	896	428	—	142,408
Other long-term assets	—	—	3,010	2,526	—	—	5,536
Intangible assets	—	—	848,898	47,077	103	—	896,078
Investment in affiliates	1,878,938	—	1,184,893	1,495,142	260	(4,559,233)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	1,878,938	—	6,712,525	2,413,765	185,905	(5,194,706)	5,996,427
Liabilities
Trade and other payables	—	—	33,405	9,118	2,633	—	45,156
Other current financial liabilities	1,650	—	79,995	1,308	35	—	82,988
Intercompany payable	45,689	—	179,352	375,012	35,420	(635,473)	—
Other current liabilities	—	—	64,393	3,111	373	—	67,877
Current indebtedness	—	—	86,494	1	—	—	86,495
Total current liabilities	47,339	—	443,639	388,550	38,461	(635,473)	282,516
Long-term indebtedness	—	—	2,748,131	—	—	—	2,748,131
Deferred tax liabilities	—	—	452,208	(312)	—	—	451,896
Other long-term financial liabilities	—	—	255,630	3,862	291	—	259,783
Other long-term liabilities	—	—	411,533	10,726	243	—	422,502
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	188,774	—	4,311,141	402,826	38,995	(635,473)	4,306,263
Shareholders’ Equity
Share capital	1,298,178	—	2,320,730	1,898,682	104,434	(4,323,846)	1,298,178
Accumulated earnings (deficit)	369,992	—	35,415	176,382	42,071	(253,868)	369,992
Reserves	21,994	—	45,239	(64,125)	405	18,481	21,994
Total shareholders’ equity	1,690,164	—	2,401,384	2,010,939	146,910	(4,559,233)	1,690,164
Total liabilities and shareholders’ equity	1,878,938	—	6,712,525	2,413,765	185,905	(5,194,706)	5,996,427

Condensed Consolidating Balance Sheet
As at December 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	—	—	196,682	21,135	2,478	—	220,295
Trade and other receivables	—	—	28,718	13,593	1,772	—	44,083
Other current financial assets	—	—	25	346	6,573	—	6,944
Intercompany receivable	—	—	219,035	202,459	112,436	(533,930)	—
Prepaid expenses and other current assets	—	—	13,671	7,136	130	—	20,937
Total current assets	—	—	458,131	244,669	123,389	(533,930)	292,259
Satellites, property and other equipment	—	—	1,643,419	333,173	2,197	—	1,978,789
Other long-term financial assets	—	—	77,503	502	626	—	78,631
Other long-term assets	—	—	7,907	4,120	—	—	12,027
Intangible assets	—	—	909,744	35,617	186	—	945,547
Investment in affiliates	1,663,758	—	1,309,540	1,487,893	259	(4,461,450)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	1,663,758	—	6,484,300	2,449,850	151,328	(4,995,380)	5,753,856
Liabilities
Trade and other payables	—	—	31,667	15,164	3,143	—	49,974
Intercompany payable	35,385	—	124,484	374,061	—	(533,930)	—
Other current financial liabilities	2,075	—	100,610	1,233	164	—	104,082
Other current liabilities	—	—	61,643	301	701	—	62,645
Current indebtedness	—	—	96,847	1	—	—	96,848
Total current liabilities	37,460	—	415,251	390,760	4,008	(533,930)	313,549
Long-term indebtedness	—	—	2,771,802	—	—	—	2,771,802
Deferred tax liabilities	—	—	416,069	(2,002)	650	—	414,717
Other long-term financial liabilities	—	—	265,346	—	283	—	265,629
Other long-term liabilities	—	—	348,873	12,750	238	—	361,861
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	178,895	—	4,217,341	401,508	5,179	(533,930)	4,268,993
Shareholders’ Equity
Share capital	1,298,178	—	2,320,730	1,896,596	104,434	(4,321,760)	1,298,178
Accumulated earnings (deficit)	163,804	—	(128,079)	216,134	38,204	(126,259)	163,804
Reserves	22,881	—	74,308	(64,388)	3,511	(13,431)	22,881
Total shareholders’ equity	1,484,863	—	2,266,959	2,048,342	146,149	(4,461,450)	1,484,863
Total liabilities and shareholders’ equity	1,663,758	—	6,484,300	2,449,850	151,328	(4,995,380)	5,753,856

Condensed Consolidating Balance Sheet
As at January 1, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	—	—	137,623	14,232	2,334	—	154,189
Trade and other receivables	—	—	51,444	15,591	3,165	—	70,200
Other current financial assets	—	—	101	267	6,949	—	7,317
Intercompany receivable	—	—	249,103	150,490	120,038	(519,631)	—
Prepaid expenses and other current assets	—	—	14,957	7,967	77	—	23,001
Total current assets	—	—	453,228	188,547	132,563	(519,631)	254,707
Satellites, property and other equipment	—	—	1,446,613	449,801	2,484	—	1,898,898
Other long-term financial assets	—	—	20,545	529	659	—	21,733
Other long-term assets	—	—	13,311	5,720	—	—	19,031
Intangible assets	—	—	886,965	38,570	386	—	925,921
Investment in affiliates	1,371,792	—	1,346,054	1,477,459	261	(4,195,566)	—
Goodwill	—	—	2,078,057	343,876	24,670	—	2,446,603
Total assets	1,371,792	—	6,244,773	2,504,502	161,023	(4,715,197)	5,566,893
Liabilities
Trade and other payables	—	—	32,059	6,798	4,556	—	43,413
Intercompany payable	—	—	108,346	411,285	—	(519,631)	—
Other current financial liabilities	—	—	100,685	1,304	135	—	102,124
Other current liabilities	—	—	70,523	1,093	505	—	72,121
Current indebtedness	—	—	23,601	1	—	—	23,602
Total current liabilities	—	—	335,214	420,481	5,196	(519,631)	241,260
Long-term indebtedness	—	—	3,021,820	—	—	—	3,021,820
Deferred tax liabilities	—	—	355,904	(2,266)	(1)	—	353,637
Other long-term financial liabilities	25,090	—	214,633	102	—	—	239,825
Other long-term liabilities	—	—	346,705	16,268	676	—	363,649
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	166,525	—	4,274,276	434,585	5,871	(519,631)	4,361,626
Shareholders’ Equity
Share capital	1,298,178	—	2,320,730	1,896,596	104,434	(4,321,760)	1,298,178
Accumulated earnings (deficit)	(112,817)	—	(430,301)	237,247	46,953	146,101	(112,817)
Reserves	19,906	—	80,068	(63,926)	3,765	(19,907)	19,906
Total shareholders’ equity	1,205,267	—	1,970,497	2,069,917	155,152	(4,195,566)	1,205,267
Total liabilities and shareholders’ equity	1,371,792	—	6,244,773	2,504,502	161,023	(4,715,197)	5,566,893

Condensed Consolidating Statement of Cash Flow
For the year ended December 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	237,275	—	247,144	(42,924)	(329)	(203,891)	237,275
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Amortization and depreciation	—	—	189,061	50,170	416	—	239,647
Deferred tax expense (benefit)	—	—	52,099	(145)	(100)	—	51,854
Unrealized foreign exchange loss (gain)	—	—	66,375	4,045	(2,714)	—	67,706
Unrealized gain on derivatives	—	—	(87,914)	—	—	—	(87,914)
Dividends on senior preferred shares	1,650	—	—	—	—	—	1,650
Share-based compensation	—	—	2,073	383	198	—	2,654
Income (loss) from equity investments	(247,144)	—	40,204	3,049	—	203,891	—
Loss on disposal of assets	—	—	588	879	16	—	1,483
Impairment loss on intangible assets	—	—	18,368	1,100	—	—	19,468
Insurance proceeds	—	—	(135,019)	—	—	—	(135,019)
Other	—	—	(28,167)	(2,876)	242	—	(30,801)
Customer prepayments on future satellite services	—	—	55,268	2,500	—	—	57,768
Insurance proceeds	—	—	11,228	—	—	—	11,228
Operating assets and liabilities	(2,075)	—	1,944	(15,262)	2,280	—	(13,113)
Net cash from (used in) operating activities	(10,294)	—	433,252	919	9	—	423,886
Cash flows from (used in) investing activities
Satellite programs	—	—	(302,193)	(54,006)	—	—	(356,199)
Purchases of other property and equipment	—	—	(16,137)	(1,374)	(55)	—	(17,566)
Purchase of intangible assets	—	—	—	(12,618)	—	—	(12,618)
Insurance proceeds	—	—	135,019	—	—	—	135,019
Proceeds from sale of assets	—	—	148	—	—	—	148
Business acquisitions	—	—	(9,264)	9,264	—	—	—
Dividends received	—	—	8,633	—	—	(8,633)	—
Net cash used in investing activities	—	—	(183,794)	(58,734)	(55)	(8,633)	(251,216)
Cash flows from (used in) financing activities
Repayment of indebtedness	—	—	(108,741)	—	—	—	(108,741)
Dividends paid on preferred shares	(10)	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	(5,928)	—	—	—	(5,928)
Intercompany loan	10,304	—	(74,634)	64,330	—	—	—
Dividends paid	—	—	—	(8,633)	—	8,633	—
Net cash from (used in) financing activities	10,294	—	(189,303)	55,697	—	8,633	(114,679)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(363)	39	—	(324)
Increase (decrease) in cash and cash equivalents	—	—	60,155	(2,481)	(7)	—	57,667
Cash and cash equivalents, beginning of year	—	—	196,682	21,135	2,478	—	220,295
Cash and cash equivalents, end of year	—	—	256,837	18,654	2,471	—	277,962

Condensed Consolidating Statement of Cash Flow
For the year ended December 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net income (loss)	286,101	—	298,439	(53,360)	(8,749)	(236,330)	286,101
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Amortization and depreciation	—	—	195,287	51,822	542	—	247,651
Deferred tax expense	—	—	63,277	146	429	—	63,852
Unrealized foreign exchange (gain) loss	—	—	(168,787)	(7,502)	6,273	—	(170,016)
Unrealized loss on derivatives	—	—	13,955	—	—	—	13,955
Dividends on senior preferred shares	2,075	—	—	—	—	—	2,075
Share-based compensation	—	—	3,691	635	341	—	4,667
(Income) loss from equity investments	(298,439)	—	30,096	32,013	—	236,330	—
Gain on disposal of assets	—	—	(3,754)	(72)	—	—	(3,826)
Reversal of impairment loss on intangible assets	—	—	(71,269)	—	—	—	(71,269)
Reversal of impairment loss on satellites, property and other equipment				(7,923)			(7,923)
Other	—	—	(24,600)	(315)	(15)	—	(24,930)
Customer prepayments on future satellite services	—	—	30,982	—	—	—	30,982
Operating assets and liabilities	10,293	—	(44,971)	2,867	1,996	—	(29,815)
Net cash from operating activities	30	—	322,346	18,311	817	—	341,504
Cash flows used in investing activities
Satellite programs	—	—	(257,725)	—	—	—	(257,725)
Purchase of other property and equipment	—	—	(2,299)	(1,556)	(111)	—	(3,966)
Proceeds from sale of assets	—	—	26,782	144	—	—	26,926
Other	—	—	10,000	—	—	(10,000)	—
Net cash used in investing activities	—	—	(223,242)	(1,412)	(111)	(10,000)	(234,765)
Cash flows from (used in) financing activities
Repayment of indebtedness	—	—	(34,946)	—	—	—	(34,946)
Dividends paid on preferred shares	(30)	—	—	—	—	—	(30)
Satellite performance incentive payments	—	—	(5,099)	—	—	—	(5,099)
Dividends paid	—	—	—	(10,000)	—	10,000	—
Net cash from (used in) financing activities	(30)	—	(40,045)	(10,000)	—	10,000	(40,075)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	4	(562)	—	(558)
Increase in cash and cash equivalents	—	—	59,059	6,903	144	—	66,106
Cash and cash equivalents, beginning of year	—	—	137,623	14,232	2,334	—	154,189
Cash and cash equivalents, end of year	—	—	196,682	21,135	2,478	—	220,295