Form 20-F/A
period 2011-12-31
Telesat Canada; Telesat Holdings Inc.
filed 2013-01-14
CIK 1465126, 1465191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Commission File Number 333-159793-01

TELESAT HOLDINGS INC.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Canada

(Jurisdiction of Incorporation or Organization)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Offices)

Christopher S. DiFrancesco
Vice-President, General Counsel and Secretary
Telesat Holdings Inc.
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Common Shares – 74,252,460; Director Voting Preferred Shares – 1,000; Non-Voting Participating Preferred Shares – 35,953,824; Senior Preferred Shares – 141,435; and Voting Participating Preferred Shares – 7,034,444.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

Explanatory Note

This Amendment No. 1 to Form 20-F for the year ended December 31, 2011 originally filed by Telesat Canada is being filed solely (i) to reflect Telesat Holdings Inc. as the registrant instead of Telesat Canada and (ii) to include new certifications by the principal executive officer and principal financial officer of Telesat Holdings Inc. The officers signing the certifications are the same individuals and hold the same positions with both Telesat Canada and Telesat Holdings Inc. No other changes have been made to the Form 20-F. This Amendment No. 1 speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.  Future Form 20-F and Form 6-K filings will be filed on EDGAR under the Telesat Holdings Inc. name.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELESAT HOLDINGS INC.

/s/ Daniel S. Goldberg Name: Daniel S. Goldberg Title: President and Chief Executive Officer

Date: January 14, 2013